Exhibit 99.22

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

FOR

AN ANNUAL AND SPECIAL MEETING OF THE SECURITYHOLDERS OF
BRIDGEPORT VENTURES INC.

DATED AS OF OCTOBER 31, 2012

BRIDGEPORT VENTURES INC.

NOTICE OF ANNUAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN THAT an annual and special meeting (the “Bridgeport Meeting”) of the shareholders and warrantholders of Bridgeport Ventures Inc. (“Bridgeport”) will be held at 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario on Friday, November 30, 2012, at the hour of 10:00 a.m. (Toronto time), for the following purposes:

1.	to receive and consider the annual financial statements of Bridgeport for the fiscal year ended April 30, 2012, together with the report of the auditors thereon;

2.	to elect directors;

3.	to appoint auditors and to authorize the directors to fix their remuneration;

4.

to consider and, if thought advisable, approve, with or without variation, a special resolution (the “Arrangement Resolution”) authorizing an arrangement (the “Arrangement”) pursuant to Section 182 of the Business Corporations Act (Ontario) (the “OBCA”) pursuant to which the following shall occur, among other things, in the following order at the effective time of the Arrangement:

(a) the outstanding common shares of Bridgeport will be consolidated on the basis of one (1) “new” common share for every four (4) “old” common shares of Bridgeport then outstanding (the “Consolidation”);

(b)

the number of directors shall be increased from five to eight, the directors will be authorized and empowered to determine the number of directors within the minimum and maximum numbers provided in the articles, and new directors will be elected in accordance with the business combination agreement between Bridgeport, Premier Gold Mines Limited and Premier Royalty Corporation (“Premier Royalty”);

(c)

Bridgeport will issue to the shareholders of Bridgeport 0.375 of one share purchase warrant of Bridgeport for every one new common share of Bridgeport (calculated on a post-Consolidation basis) held by such shareholders, each such whole share purchase warrant being exercisable to acquire one new common share of Bridgeport at an exercise price of $2.00 for a period commencing on the date that is six months following the completion of the Arrangement and ending on the date that is four years following completion of the Arrangement, subject to early expiry upon the occurrence of certain events;

(d) the outstanding options and warrants of Bridgeport will be adjusted to give effect to the Consolidation in paragraph (a) and warrant issuance in paragraph (c);

(e)

Bridgeport will acquire all of the outstanding common shares of Premier Royalty in consideration for the issue to shareholders of Premier Royalty of one new common share of Bridgeport for each one Premier Royalty common share acquired by Bridgeport; and

(f)

the name of Bridgeport will be changed from “Bridgeport Ventures Inc.” to “Premier Royalty Inc.” or such other name as may be acceptable to the Ontario Ministry of Government Services and the Toronto Stock Exchange,

all as more particularly described in the management information circular accompanying this notice (the “Information Circular”);

5.

in the event that the Arrangement Resolution is approved, to consider and, if thought advisable, approve, with or without variation, an ordinary resolution (the “Share Incentive Plan Resolution”) authorizing the adoption of a new share incentive plan for Bridgeport;

6.

in the event that the Arrangement Resolution is approved, to consider and, if thought advisable, approve, with or without variation, an ordinary resolution to terminate certain existing stock options of Bridgeport and approve, with or without variation, the issuance of replacement stock options of Bridgeport to certain directors of Bridgeport who will remain as directors following the completion of the Arrangement (the “Option Replacement Resolution”); and

7.	to transact such further or other business as may properly come before the Bridgeport Meeting and any adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be considered at the Bridgeport Meeting. Also accompanying this notice is a blue form of proxy for shareholders, a yellow form of proxy for warrantholders and a letter of transmittal. Any adjournment of the Bridgeport Meeting will be held at a time and place to be specified at the Bridgeport Meeting. Only shareholders of Bridgeport of record at the close of business on October 22, 2012 and warrantholders of Bridgeport of record at the close of business on October 23, 2012 will be entitled to receive notice of and vote at the Bridgeport Meeting. If you are unable to attend the Bridgeport Meeting in person, please complete, sign and date the enclosed blue form of proxy if you are a shareholder, or yellow form of proxy if you are a warrantholder, and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in such form of proxy accompanying this notice. If you are a non-registered shareholder or warrantholder of Bridgeport and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares or warrants, as applicable, not being eligible to be voted by proxy at the Bridgeport Meeting.

TAKE NOTICE THAT pursuant to the Arrangement and the OBCA, a holder of common shares of Bridgeport has a right to dissent with respect to the Arrangement Resolution and shall be entitled to require Bridgeport to be paid fair value for all of its Bridgeport common shares under Section 185 of the OBCA. Section 185 of the OBCA is reproduced in its entirety and attached to the Information Circular as Schedule “D”. Shareholders who wish to dissent in respect of the Bridgeport common shares beneficially owned by them must make arrangements to have the common shares registered in their name, or instruct the broker in whose name the common shares are registered to dissent on such shareholder’s behalf. Failure to comply strictly with the requirements set forth in Section 185 of the OBCA may result in the loss of any rights of dissent.

DATED this 31st day of October, 2012.

By order of the board of directors of Bridgeport Ventures Inc.

“Hugh Snyder”

Hugh Snyder, Chairman

i

ii

NOTE TO UNITED STATES SECURITYHOLDERS

The Bridgeport securities issued to and exchanged with Bridgeport Securityholders in exchange for securities, claims or property interests pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act, and such securities will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which Bridgeport Securityholders to whom it is proposed to issue the securities have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on October 31, 2012 and, subject to the approval of the Arrangement by the Bridgeport Shareholders and Bridgeport Warrantholders, a hearing in respect of the Final Order for the Arrangement will be held on or about December 3, 2012 at 10:00 a.m. (Toronto time) at 330 University Avenue, 8th Floor, Toronto, Ontario, Canada M5G 1R7. All Bridgeport Shareholders and Bridgeport Warrantholders are entitled to appear and be heard at this hearing. Accordingly, the Final Order will, if granted, constitute the basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the securities to be issued to and exchanged with Bridgeport Securityholders pursuant to the Arrangement. Prior to the hearing on the Final Order, the Court will be informed of this effect of the Final Order. See “The Business Combination and the Arrangement – Other Approvals Required – Court Approval of the Arrangement”.

The solicitation of proxies for the Bridgeport Meeting is not subject to the requirements of Section 14(a) of the U.S. Exchange Act by virtue of an exemption applicable to proxy solicitations by a “foreign private issuer,” as defined in Rule 3b-4 under the U.S. Exchange Act. The solicitation of proxies is being made, and the transactions contemplated herein are being undertaken, by a Canadian issuer in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared in accordance with the disclosure requirements applicable in Canada. Bridgeport Securityholders should be aware that disclosure requirements under such Canadian laws are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act. Information concerning Premier Royalty and the operations of the Bridgeport Group set forth in this Information Circular has been prepared in accordance with Canadian requirements, and may not be comparable to the requirements of securities laws of the United States applicable to United States companies subject to the reporting and disclosure requirements of the SEC. Without limiting the foregoing, information contained in this Information Circular regarding mineral properties, mineral resources and royalty interests of the Bridgeport Group and Premier Royalty have been prepared in accordance with Canadian legal requirements and practices. Canadian legal requirements and practices are different than those applicable to information concerning mineral properties, reserve estimates and related information included in reports and other materials filed with the SEC by United States companies. As a consequence, information set forth in this Information Circular concerning mineral properties, mineral resources, royalty interests and related information for each of the Bridgeport Group and Premier Royalty, and other information regarding the business and affairs of the Bridgeport Group and Premier Royalty, may not be comparable to similar information disclosed by United States companies subject to SEC reporting and disclosure requirements.

The consolidated financial statements of Bridgeport which are available on SEDAR at www.sedar.com, and the financial statements relating to Premier Royalty and certain royalty interests, the pro forma consolidated financial statements of Premier Royalty and the financial forecast relating to the Resulting Issuer included in this Information Circular have been prepared in accordance with IFRS and are subject to Canadian auditing and auditor independence standards, where applicable, which differ from United States generally accepted accounting principles and auditing and auditor independence standards in certain material respects and thus are not directly comparable to financial statements of United States companies.

The enforcement by Bridgeport Securityholders of civil liabilities under United States securities laws may be affected adversely by the fact that the parties to the Business Combination are organized under the laws of jurisdictions other than the United States, that some or all of the officers and directors of such parties are residents of countries other than the United States, that some or all of the experts named in this Information Circular may be residents of countries other than the United States, and that all or a substantial portion of the assets of the parties to the Business Combination may be located outside the United States. As a result, it may be difficult or impossible for Bridgeport Securityholders in the United States to effect service of process within the United States upon the parties to the Business Combination, their respective officers and directors or the experts named herein, or to realize, against them, upon judgments of courts of the United States predicated upon civil liabilities under the securities laws of the United States. In addition, Bridgeport Securityholders in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the securities laws of the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the securities laws of the United States.

 Completion of the transactions described herein may have tax consequences under the laws of both the United States and Canada. Such consequences for Bridgeport Securityholders who are resident in, or citizens of, the United States are described under “Certain United States Federal Income Tax Considerations”. Bridgeport Securityholders who are resident in, or citizens of, the United States are advised to consult their tax advisors to determine any particular United States tax consequences to them of the transactions to be effected in connection with the Business Combination, in light of their particular situation, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local or other taxing jurisdiction.

The Bridgeport securities to be issued and, if applicable, exchanged pursuant to the Arrangement, will be, following completion of the Arrangement, freely tradable under the U.S. Securities Act, except by persons who will be “affiliates’” of Bridgeport after the Effective Date or who were affiliates of Bridgeport within 90 days before the Effective Date. Persons who may be deemed to be “affiliates’” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such Bridgeport securities by such an affiliate (or former affiliate) may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom. See “Securities Laws Considerations – U.S. Federal Securities Laws”.

Section 3(a)(10) of the U.S. Securities Act does not exempt the issuance of securities upon the exercise of securities that were previously issued pursuant to Section 3(a)(10) of the U.S. Securities Act. Therefore, Bridgeport securities underlying exercisable Bridgeport securities to be issued pursuant to the Arrangement may not be issued in reliance upon Section 3(a)(10) of the U.S. Securities Act and may be exercised only pursuant to an available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. Prior to the issuance of underlying Bridgeport securities pursuant to any such exercise by a Bridgeport Securityholder in the United States, Bridgeport may require the delivery of an opinion of counsel or other evidence reasonably satisfactory to Bridgeport to the effect that the issuance of such underlying Bridgeport securities does not require registration under the U.S. Securities Act or applicable state securities laws.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this Information Circular and, if given or made, such information or representation must not be relied upon as having been authorized by the Bridgeport Group or Premier Royalty.

THE BRIDGEPORT SECURITIES TO BE ISSUED PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR SECURITIES REGULATORY AUTHORITY OF ANY STATE PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

All capitalized terms used and not otherwise defined above shall have the meanings ascribed thereto in the “Glossary of Defined Terms” in this Information Circular.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Statements contained in this Information Circular that are not historical facts are forward-looking information that involves risks and uncertainties. Forward-looking information includes, but is not limited to, the forecast financial results for the Resulting Issuer, statements with respect to the future revenue and expenses and the financial performance of the Resulting Issuer; the future price of gold and other minerals; capital expenditures; costs, timing and future plans concerning the development of mineral resource properties and/or royalty interests; permitting time lines; currency fluctuations; requirements for additional capital; government regulation of mineral resource matters; environmental risks; current economic and financial market conditions; unanticipated reclamation expenses; title disputes or claims; information about the Bridgeport Group and Premier Royalty; the anticipated benefits of the Business Combination; receipt of the Final Order; tax treatment of Bridgeport Shareholders in connection with the Business Combination; information about the management group and technical team of Bridgeport to be appointed in connection with the Business Combination; details regarding the Post-Consolidation Bridgeport Shares to be issued pursuant to the Business Combination; and limitations on insurance coverage. In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Bridgeport Group and Premier Royalty to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, risks related to operations; termination or amendment of existing contracts; results of reclamation activities, if any; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other minerals; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining and mineral exploration industries; delays in obtaining or failure to obtain any governmental approvals, licenses or financing; as well as those factors discussed in the sections entitled “Risk Factors” in this Information Circular. In particular, there are risks associated with the Business Combination. See “The Business Combination and the Arrangement – Business Combination Risk Factors”. Although the Bridgeport Group and Premier Royalty have attempted to identify important factors that could affect them and the Business Combination and may cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Readers are further cautioned that the preparation of the financial forecast referred to in Schedule “C” to this Information Circular under the heading “Financial Forecast” and set out in Schedule “I” to this Information Circular requires Premier Royalty to make certain assumptions, judgments and estimates that affect the forecast of financial results, including assets, revenues, liabilities and expenses. These estimates may change, having either a negative or positive effect on actual results as further information becomes available, and as the economic environment changes. The forward-looking information in this Information Circular speak only as of the date hereof. Neither the Bridgeport Group nor Premier Royalty undertake any obligation to release publicly any revisions to such forward-looking information to reflect events or circumstances after the date hereof, other than as required by law.

All capitalized terms used and not otherwise defined above shall have the meanings ascribed thereto in the “Glossary of Defined Terms” in this Information Circular.

CAUTIONARY STATEMENT REGARDING THIRD PARTY INFORMATION

Certain information contained in this Information Circular has been publicly disclosed by, provided by, or derived from information provided by, third parties. Although the Bridgeport Group, Premier Gold and Premier Royalty do not have any knowledge that would indicate that any such information is untrue or incomplete, the Bridgeport Group, Premier Gold and Premier Royalty assume no responsibility for the accuracy and completeness of such information or the failure by such third parties to disclose events which may have occurred or may affect the completeness or accuracy of such information but which is unknown to the Bridgeport Group, Premier Gold and Premier Royalty.

GLOSSARY OF DEFINED TERMS

In this Information Circular, unless otherwise defined, the following capitalized words and terms shall have the following meanings:

Aberdeen	Aberdeen International Inc., a corporation existing under the OBCA.

Aberdeen Convertible Debenture	The 8% $9,400,000 principal amount convertible debenture of Premier Royalty dated May 31, 2012 issued to Aberdeen.

Accelerated Expiry Date

The date which is 60 days following the dissemination of a press release by the Resulting Issuer announcing the accelerated expiry of the Arrangement Warrants in accordance with the terms and conditions thereof.

Adjusted October 2014 Warrants	The October 2014 Warrants as adjusted pursuant to the Plan of Arrangement.

Adjusted Second December 2012 Warrants	The Second December 2012 Warrants as adjusted pursuant to the Plan of Arrangement.

Adjusted Third December 2012 Warrants	The Third December 2012 Warrants as adjusted pursuant to the Plan of Arrangement.

Adjusted Warrants	Each of the Adjusted October 2014 Warrants and the Adjusted Second December 2012 Warrants, either individually or collectively, as the context may require.

Arrangement

The arrangement under Section 182 of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations made in accordance with the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Bridgeport, Premier Royalty and Premier Gold.

Arrangement Resolution

The special resolution approving the Arrangement to be voted on by (i) Bridgeport Shareholders, and (ii) Bridgeport Shareholders and Bridgeport Warrantholders, voting as a single class, at the Bridgeport Meeting, substantially in the form set forth in Schedule “E” to this Information Circular.

Arrangement Warrant

A share purchase warrant of Bridgeport being exercisable to acquire one Post- Consolidation Bridgeport Share at an exercise price of $2.00 for a period of four (4) years following the Effective Date, subject to adjustment in accordance with the terms thereof, provided that (a) no Arrangement Warrants will be exercisable until the Trigger Date; and (b) if, at any time after the Trigger Date and prior to the second anniversary of the Effective Date, the closing price of the Post-Consolidation Bridgeport Shares on the principal market on which such shares trade is equal to or exceeds $4.00 for 20 consecutive trading days or at any time after the second anniversary of the Effective Date, the closing price of the Post-Consolidation Bridgeport Shares on the principal market on which such shares trade is equal to or exceeds $6.00 for 20 consecutive days, Bridgeport may accelerate the expiry date of the Arrangement Warrants, in which event the Arrangement Warrants will expire upon the Accelerated Expiry Date.

Arrangement Warrant Record Date	The Effective Date, being the date for determining Bridgeport Shareholders entitled to receive Arrangement Warrants in connection with the Arrangement.

Articles of Arrangement	The articles required under the OBCA to be sent to the Director to give effect to the Arrangement.

Bridgeport	Bridgeport Ventures Inc., a corporation existing under the OBCA.

Bridgeport Board	The board of directors of Bridgeport prior to the Effective Date.

Bridgeport Dissent Procedures

The dissent procedures for Bridgeport Shareholders to dissent from the Arrangement Resolution and to receive fair value for all Bridgeport Shares held, as more particularly described under the heading “Rights of Dissenting Shareholders” in this Information Circular.

Bridgeport Fairness Advisors	Bruce McKnight Minerals Advisor Services and Ross Glanville & Associates Ltd., collectively.

Bridgeport Fairness Opinion

The fairness opinion provided by the Bridgeport Fairness Advisors to the Bridgeport Board dated August 7, 2012, stating that the Business Combination is fair, from a financial point of view, to the Bridgeport Shareholders.

Bridgeport Group	Bridgeport and Bridgeport Nevada, collectively.

Bridgeport Locked-Up Shareholders	Certain Bridgeport Shareholders (including certain directors and officers of Bridgeport) who signed Lock-Up Agreements with Premier Gold and Premier Royalty.

Bridgeport Meeting

The annual and special meeting of Bridgeport Securityholders to be held at 10:00 a.m. (Toronto time) on November 30, 2012 for the purpose of voting on, among other things, the Arrangement Resolution, the Option Replacement Resolution and the Share Incentive Plan Resolution, as the case may be, and all other matters to be properly brought before the Bridgeport Meeting and any adjournment or postponement thereof.

Bridgeport Nevada	Bridgeport Gold Inc., a corporation existing under the laws of Nevada.

Bridgeport Options	Stock options to acquire Bridgeport Shares outstanding under the Bridgeport Plan.

Bridgeport Plan	The stock option plan of Bridgeport most recently approved by Bridgeport Shareholders as of October 14, 2010.

Bridgeport Record Dates

As applicable, October 22, 2012, being the date for determining Bridgeport Shareholders entitled to receive notice of and vote at the Bridgeport Meeting, and October 23, 2012, being the date for determining Bridgeport Warrantholders entitled to receive notice of and vote at the Bridgeport Meeting.

Bridgeport Securities	Bridgeport Shares and Existing Bridgeport Warrants.

Bridgeport Securityholders	At the relevant time, the Bridgeport Shareholders and the Bridgeport Warrantholders, collectively.

Bridgeport Shareholders	At the relevant time, the holders of Bridgeport Shares.

Bridgeport Shares	Voting common shares in the capital of Bridgeport, as constituted prior to giving effect to the Arrangement (including the Consolidation).

Bridgeport Warrantholders	At the relevant time, the holders of Existing Bridgeport Warrants.

Bruce McKnight	Bruce McKnight Minerals Advisor Services.

Buffelsfontein Royalty

The 1% NSR royalty on gold produced from Village Main Reef Limited’s Buffelsfontein Gold Mine Project and AngloGold Ashanti Limited’s Mine Waste Solutions tailings recovery project in the Republic of South Africa.

Business Combination	The transactions contemplated by the Business Combination Agreement, including the Arrangement.

Business Combination Agreement

The business combination agreement dated as of August 7, 2012, as amended on October 29, 2012, between Premier Gold, Premier Royalty and Bridgeport governing the terms of the Business Combination and attached as Schedule “H” to this Information Circular.

Business Day	Any day excepting a Saturday or Sunday or a day recognized as a holiday in Toronto, Ontario, or a day on which banks in Toronto, Ontario, are not open for business.

Class II Premier Royalty Gold Warrant	A warrant of Premier Royalty exercisable to acquire one Premier Royalty Share at a price of $2.00 until October 7, 2014.

Consolidation	The consolidation of the Bridgeport Shares on the basis of one (1) Post-Consolidation Bridgeport Share for every four (4) Bridgeport Shares held.

Convertible Bridge Loan	The convertible bridge loan facility dated as of May 31, 2012 provided by Premier Gold as lender and held by Premier Royalty as borrower, in the aggregate amount of up to $28,000,000.

Convertible Debentures

The convertible debentures issued by Premier Royalty in the aggregate principal amount of $11,500,000 in connection with the non-brokered private placements of convertible debentures completed by Premier Royalty on July 6, 2012 and July 10, 2012.

Court	The Ontario Superior Court of Justice (Commercial List).

CRA	Canada Revenue Agency.

Depositary

Valiant Trust Company, which will act as the depositary for the exchange of the Bridgeport Shares and Premier Royalty Shares for the Post-Consolidation Bridgeport Shares and as the depositary for the exchange of the Existing Bridgeport Warrants, all in connection with the Business Combination.

Director	The director appointed under Section 278 of the OBCA.

Dissent Rights

The rights of a Bridgeport Shareholder to dissent from the Arrangement Resolution and to receive fair value for all Bridgeport Shares held, as more particularly described under the heading “Rights of Dissenting Shareholders” in this Information Circular.

Dissenting Bridgeport Shareholder	A Bridgeport Shareholder who exercises Dissent Rights in accordance with Section 185 of the OBCA.

Effective Date	The date shown on the Certificate of Arrangement issued under the OBCA giving effect to the Arrangement.

Effective Time	12:01 a.m. (Toronto time) on the Effective Date, the time on the Effective Date at which the Arrangement will be deemed to have become effective.

Emigrant Springs Royalty	The 1.5% NSR royalty on the Emigrant deposit located in Elko County, Nevada.

Exclusivity Agreement	The exclusivity agreement among Bridgeport, Premier Royalty and Premier Gold dated June 27, 2012.

Existing Bridgeport Warrants	October 2014 Warrants, Second December 2012 Warrants and Third December 2012 Warrants, collectively.

Final Order

The final order of the Court pursuant to Section 182 of the OBCA, approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Time or, if appealed, unless such appeal is withdrawn or denied, as affirmed or as amended.

First December 2012 Warrants	12,590,000 warrants to purchase Bridgeport Shares at an exercise price of $1.50 per share (on a pre-Consolidation basis) on or prior to December 1, 2012.

Golden Arrow	Golden Arrow Resources Corporation, a corporation existing under the laws of British Columbia.

Government

(a) the government of Canada, or any foreign country; (b) the government of any Province, county, municipality, city, town, or district of Canada, or any foreign country; and (c) any ministry, agency, department, authority, commission, administration, corporation, bank, court, magistrate, tribunal, arbitrator, instrumentality, or political subdivision of, or within the geographical jurisdiction of, any government described in the foregoing clauses (a) and (b).

Gualcamayo Property	Yamana Gold Inc.’s Gualcamayo gold mine.

Gualcamayo Royalty	The 1% NSR royalty on the Gualcamayo Property.

IFRS	The standards and interpretations adopted by the International Accounting Standards Board, as amended from time to time.

Information Circular

This management information circular, and the schedules attached hereto, to be sent to, among others, the Bridgeport Shareholders and Bridgeport Warrantholders in connection with the Bridgeport Meeting.

Interim Order

The interim order of the Court dated October 31, 2012 containing declarations and directions with respect to the Arrangement and the holding of the Bridgeport Meeting, as such order may be affirmed, amended and modified by (provided that any such amendment is acceptable to Bridgeport) by any court of competent jurisdiction.

Lock-Up Agreements	The lock-up agreements among Premier Gold, Premier Royalty and the Bridgeport Locked-Up Shareholders, entered into as a condition of the Business Combination Agreement.

Name Change	The change of name of Bridgeport from “Bridgeport Ventures Inc.” to “Premier Royalty Inc.” or such other name as may be acceptable to Premier Gold and the applicable regulatory authorities.

New Bridgeport Options

Stock options of the Resulting Issuer which will be issued under the Share Incentive Plan, each entitling the holder to acquire one Post-Consolidation Bridgeport Share in accordance with the terms and conditions thereof.

NI 43-101	National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

NSR	Net smelter return.

OBCA	Business Corporations Act (Ontario), as the same may be amended or supplemented from time to time.

October 2014 Warrant Indenture

The warrant indenture dated September 25, 2009 between Bridgeport and the Warrant Agent with respect to the Adjusted October 2014 Warrants, as such indenture may be amended or restated in connection with the Arrangement

October 2014 Warrants	6,575,000 warrants to purchase Bridgeport Shares at an exercise price of $0.50 per share (on a pre-Consolidation basis) on or prior to October 7, 2014.

Option Replacement

The termination of an aggregate of 2,650,000 Bridgeport Options and the authorization to issue replacement New Bridgeport Options under the Share Incentive Plan to Mr. Hugh Snyder and Ms. Shastri Ramnath (current directors and officers of Bridgeport), who will remain as directors following the completion of the Business Combination, all as further described in this Information Circular.

Option Replacement Resolution

The ordinary resolution approving the Option Replacement to be voted on by Bridgeport Shareholders at the Bridgeport Meeting substantially in the form set forth in Schedule “F” to this Information Circular.

Person

Any corporation, partnership, limited liability company or partnership, joint venture, trust, unincorporated association or organization, business, enterprise or other entity; any individual; and any Government.

Plan of Arrangement

The Plan of Arrangement attached as a schedule to the Business Combination Agreement, attached as Schedule “H” to this Information Circular relating to the Arrangement, subject to any amendments or variations thereto made upon the direction of the Court in the Final Order.

Post-Consolidation Bridgeport Shares	The common shares in the capital of the Resulting Issuer (being Bridgeport as constituted immediately following completion of the Arrangement (including the Consolidation)).

Post-Consolidation Bridgeport Warrants	The Adjusted Warrants, the Adjusted Third December 2012 Warrants, the Arrangement Warrants, the Premier Royalty Warrants, and the Premier Royalty Golden Arrow Warrants, collectively.

PowerOne	PowerOne Capital Markets Limited.

Premier Gold	Premier Gold Mines Limited, a corporation existing under the OBCA.

Premier Royalty	Premier Royalty Corporation, a corporation existing under the OBCA.

Premier Royalty Aberdeen Warrant	A warrant of Premier Royalty exercisable to acquire one Premier Royalty Share at a price of $1.75 for a period of two (2) years following the date of issuance of such warrant.

Premier Royalty Gold Warrant

A warrant of Premier Royalty exercisable to acquire one Premier Royalty Share at a price of $2.00 for a period of four (4) years from the date of issuance of such warrant, subject to the same expiry acceleration provisions as the Arrangement Warrants and provided that no Premier Royalty Gold Warrants will be exercisable until the Trigger Date.

Premier Royalty Golden Arrow Warrants

The warrants of Premier Royalty to purchase an aggregate of up to 1,000,000 Premier Royalty Shares or Post-Consolidation Bridgeport Shares, as the case may be, at an exercise price equal to 120% of the opening trading price of Post-Consolidation Bridgeport Shares on the TSX immediately following the Effective Date, and expiring 24 months after the date of issue of such warrants.

Premier Royalty Shareholders	Holders of the issued and outstanding Premier Royalty Shares.

Premier Royalty Shares	The common shares in the capital of Premier Royalty.

Premier Royalty Units	The units of Premier Royalty consisting of one Premier Royalty Share and 0.375 of a Premier Royalty Gold Warrant.

Premier Royalty Warrant Agent	Valiant Trust Company, as warrant agent pursuant to the terms of the Premier Royalty Warrant Indenture.

Premier Royalty Warrant Indenture	The warrant indenture to be entered into between the Resulting Issuer, Premier Royalty and the Premier Royalty Warrant Agent, governing the terms of the Premier Royalty Gold Warrants.

Premier Royalty Warrantholders	The holders of Premier Royalty Warrants.

Premier Royalty Warrants	The Premier Royalty Aberdeen Warrants, the Premier Royalty Gold Warrants and the Class II Premier Royalty Gold Warrants, collectively.

Regulatory Approval

Any approval, consent, waiver, permit or exemption from any Government authority having jurisdiction or authority over any party or the subsidiary of any party which is required or advisable to be obtained in order to permit the Business Combination to be effected including, for greater certainty, the approval by the TSX, and “Regulatory Approvals” means all such approvals, consents, waivers, permits, orders or exemptions.

Resulting Issuer	The issuer that was formerly Bridgeport that exists from and after the Effective Date.

Resulting Issuer Board or Resulting Board of Directors	The board of directors of the Resulting Issuer, as constituted from time to time from and after the Effective Date.

Ross Glanville	Ross Glanville & Associates Ltd.

Royalties	The royalties described in Schedule C to the Business Combination Agreement.

Royalty Agreements	The agreements described in Schedule D to the Business Combination Agreement.

SEC	The United States Securities and Exchange Commission.

Second December 2012 Warrant Indenture

The amended and restated warrant indenture dated December 20, 2010 between Bridgeport and the Warrant Agent with respect to the Adjusted Second December 2012 Warrants, as such indenture may be amended or restated in connection with the Arrangement.

Second December 2012 Warrants	Up to 9,142,500 warrants to purchase Bridgeport Shares at an exercise price of $1.40 per share (on a pre-Consolidation basis) on or prior to December 20, 2012.

Shareholder Proxy	The form of proxy delivered to Bridgeport Shareholders.

Share Incentive Plan

The share incentive plan to be adopted (subject to the approval of the Share Incentive Plan Resolution) by the Resulting Issuer in substantially the form set forth in Schedule “M” to this Information Circular.

Share Incentive Plan Resolution

The ordinary resolution approving the Share Incentive Plan to be voted on by Bridgeport Shareholders at the Bridgeport Meeting substantially in the form set forth in Schedule “G” to this Information Circular.

Special Committee	The special committee of the Bridgeport Board formed to consider the Arrangement, comprised of Graham Clow and Wolf Seidler, each of whom are independent directors.

Tax Act	Income Tax Act (Canada).

Third December 2012 Warrants

1,035,000 warrants to purchase units at an exercise price of $1.00 per unit (on a pre- Consolidation basis) on or prior to December 20, 2012, with each unit consisting of one Bridgeport Share and one-half of one Second December 2012 Warrant (on a pre- Consolidation basis).

Thunder Creek Royalty	The 1% NSR royalty on certain mining claims which comprise the Thunder Creek Deposit of the Timmins West Mine and ancillary lands, operated by Lake Shore Gold Corp.

Thunder Creek Royalty Vendors	James Croxall and Dennis Miller.

Trigger Date	The date that is six months following the Effective Date.

TSX	Toronto Stock Exchange.

U.S. Exchange Act	The United States Securities Exchange Act of 1934, as amended.

U.S. Securities Act	The United States Securities Act of 1933, as amended.

Warrant Agent	Valiant Trust Company, as warrant agent pursuant to the terms of the Warrant Indenture, the Second December 2012 Warrant Indenture and the October 2014 Warrant Indenture, as applicable.

Warrantholder Proxy	The form of proxy delivered to Bridgeport Warrantholders.

Warrant Indenture	The warrant indenture to be entered into between the Resulting Issuer and the Warrant Agent governing the terms of the Arrangement Warrants.

Warrant Share	A Post-Consolidation Bridgeport Share issuable upon exercise of an Arrangement Warrant or a Premier Royalty Warrant, as applicable, in accordance with the terms thereof.

SUMMARY

The following is a summary of the principal features of the Business Combination and certain other matters and should be read together with the more detailed information, financial statements and forecast financial information contained elsewhere in the Information Circular, including the schedules hereto. Capitalized terms not otherwise defined in this Summary are defined in the Glossary of Defined Terms or elsewhere in the Information Circular. This summary is qualified in its entirety by the more detailed information appearing or referred to elsewhere herein. Unless otherwise indicated, all references to “$”are to Canadian dollars.

The Companies

Bridgeport

Bridgeport was incorporated under the OBCA by articles of incorporation dated May 10, 2007. The Bridgeport Shares are listed on the TSX under the symbol “BPV”. The closing price of the Bridgeport Shares on the TSX on July 13, 2012 (the last day on which the Bridgeport Shares traded prior to the announcement of the Business Combination) was $0.41. The October 2014 Warrants are listed on the TSX under the symbol “BPV.WT” and the Second December 2012 Warrants are listed on the TSX under the symbol “BPV.WT.A”. Bridgeport’s registered and principal office is located at 401 Bay Street, Suite 2702, Toronto, Ontario, M5H 2Y4.

The Bridgeport Group currently holds an interest in ten predominantly gold exploration properties located in Nevada, which it acquired from Fronteer Gold Inc., and an additional 225 claims contiguous to such properties.

During the fiscal year ended April 30, 2012, Bridgeport committed to a plan to pursue the sale of its previously held subsidiary Rio Condor Resources S.A. (“Rio Condor”) and discontinued this operation since it was no longer in accordance with Bridgeport’s commercial objectives. Accordingly, Bridgeport sold the interests it owned in Rio Condor on March 31, 2012 for consideration of $61,412. Through Rio Condor, Bridgeport held a project originally comprised of the properties known as the Rosario, Tamara, Soesmi, Trillador, Simonetta and certain other properties located in Chile.

Premier Royalty

Premier Royalty was incorporated under the OBCA on November 23, 2011. Premier Royalty is a wholly-owned subsidiary of Premier Gold. Its registered and head office is located at 1100 Russell Street, Thunder Bay, Ontario, P7B 5N2, Canada. See Schedule “B” – “Information Concerning Premier Royalty Corporation” to this Information Circular for additional information relating to Premier Royalty.

Premier Royalty has a royalty interest in Canada and in the Republic of South Africa, and it will have a royalty interest in the United States prior to the Effective Date. Premier Royalty has entered into a definitive purchase agreement to also acquire a royalty interest in Argentina.

The Combined Company

Following completion of the Business Combination, Premier Royalty will be a wholly-owned subsidiary of Bridgeport (the Resulting Issuer) and the Resulting Issuer will indirectly carry on the business of Premier Royalty. Prior to the Arrangement, Premier Royalty will issue additional shares to Premier Gold such that the aggregate number of Premier Royalty Shares held by Premier Gold equals the total number of Post-Consolidation Bridgeport Shares outstanding immediately after giving effect to the Consolidation (but prior to giving effect to any other steps of the Arrangement), multiplied by a factor of 1.5 (resulting in a 40/60 split between Bridgeport Shareholders and shareholders of Premier Gold after giving effect to the Consolidation but prior to giving effect to any other steps of the Arrangement). In connection with the Arrangement: (a) the Resulting Issuer will complete the Consolidation of its issued and outstanding Bridgeport Shares on the basis of one (1) Post-Consolidation Bridgeport Share for each four (4) existing Bridgeport Shares, and issue 0.375 of an Arrangement Warrant to its existing Bridgeport Shareholders for every Post-Consolidation Bridgeport Share held; (b) each Premier Royalty Share will be deemed to be exchanged for one Post-Consolidation Bridgeport Share; and (c) the Resulting Issuer will change its name to “Premier Royalty Inc.” or such other name as is acceptable to the regulatory authorities.

As at the date of this Information Circular, there were 50,579,600 Bridgeport Shares, 16,235,000 Existing Bridgeport Warrants and 4,420,000 Bridgeport Options issued and outstanding and 100 Premier Royalty Shares issued and outstanding.

Upon completion of the Business Combination, it is expected that the Resulting Issuer will have the following securities issued and outstanding, on an undiluted basis:

	Assuming Full Conversion of Convertible Bridge Loan (undiluted basis)	Assuming No Conversion of Convertible Bridge Loan (undiluted basis)
Post-Consolidation Bridgeport Shares	69,043,169(1)	48,211,216
Post-Consolidation Bridgeport Warrants
Adjusted Warrants	3,800,000(2)	3,800,000(2)
Adjusted Third December 2012 Warrants	258,750(3)	258,750(3)
Arrangement Warrants	4,741,837(4)	4,741,837(4)
Premier Royalty Aberdeen Warrants	3,885,324(4)	3,885,324(4)
Premier Royalty Gold Warrants	10,988,672(1)(4)	5,976,690(4)
Class II Premier Royalty Gold Warrants	1,457,500(4)	1,457,500(4)
Premier Royalty Golden Arrow Warrants	1,000,000(4)	1,000,000(4)
Subtotal	26,132,083	21,120,101
Bridgeport Options	442,500(5)	442,500(5)
New Bridgeport Options	2,125,000	2,125,000

Number (Percentage) of Post-Consolidation Bridgeport Shares held by former Bridgeport Shareholders	12,644,900 (18.31%)	12,644,900 (26.23%)
Number (Percentage) of Post-Consolidation Bridgeport Shares held by former Premier Royalty Shareholders	56,398,269 (81.69%)	35,566,316 (73.77%)
Number (Percentage) of Post-Consolidation Bridgeport Warrants held by former Bridgeport Warrantholders	8,800,587 (33.68%)	8,800,587 (41.67%)
Number (Percentage) of Post-Consolidation Bridgeport Warrants held by former Premier Royalty Warrantholders	17,331,496 (66.32%)	12,319,514 (58.33%)

Notes:

(1)

It is expected that on the Effective Date, Bridgeport will cause Premier Royalty to repay $8,000,000 of the outstanding balance on the Convertible Bridge Loan, in which case 15,117,667 Post-Consolidation Bridgeport Shares (rather than 20,831,953 Post-Consolidation Bridgeport Shares) and 5,669,125 Premier Royalty Gold Warrants (rather than 7,811,982 Premier Royalty Gold Warrants) will be issuable in respect of the full conversion of the Convertible Bridge Loan. Following such repayment, 63,328,883 Post-Consolidation Bridgeport Shares and 8,845,815 Premier Royalty Gold Warrants will be issued and outstanding on an undiluted basis.

(2)

Upon the exercise of each such Adjusted Warrant, holders thereof will be entitled to one Post-Consolidation Bridgeport Share and 0.375 of one Arrangement Warrant (being an aggregate of 3,800,000 Post-Consolidation Bridgeport Shares and 1,425,000 Arrangement Warrants).

(3)

Upon the exercise of each such Adjusted Third December 2012 Warrant, holders thereof will be entitled to one Post-Consolidation Bridgeport Share, 0.375 of one Arrangement Warrant and 0.5 of one Adjusted Second December 2012 Warrant (being an aggregate of 258,750 Post-Consolidation Bridgeport Shares, 97,031 Arrangement Warrants and 129,375 Adjusted Second December 2012 Warrants). Upon the exercise of each such Adjusted Second December 2012 Warrant, holders thereof will be entitled to one Post- Consolidation Bridgeport Share and 0.375 of one Arrangement Warrant (being an aggregate of 129,375 Post-Consolidation Bridgeport Shares and 48,515 Arrangement Warrants).

(4)	Upon the exercise of each such Post-Consolidation Bridgeport Warrant, holders thereof will be entitled to one Post-Consolidation Bridgeport Share.
(5)

Represents the number of Post-Consolidation Bridgeport Shares issuable upon exercise of Bridgeport Options and reflects the cancellation of the Bridgeport Options held by Ms. Shastri Ramnath and Mr. Hugh Snyder. Pursuant to the Arrangement, each Bridgeport Option will be adjusted to reflect the Consolidation and the distribution of Arrangement Warrants, such that upon the exercise of each Bridgeport Option, holders thereof will be entitled to one-quarter of one Post-Consolidation Bridgeport Share and 0.375 of one Arrangement Warrant (for each Post-Consolidation Bridgeport Share issued upon the exercise of such Bridgeport Option) (being an aggregate of 442,500 Post-Consolidation Bridgeport Shares and 165,937 Arrangement Warrants).

Upon completion of the Business Combination, it is expected that the Resulting Issuer will have issued and outstanding, on a fully diluted basis:

	Assuming Full Conversion of Convertible Bridge Loan (fully diluted basis)	Assuming No Conversion of Convertible Bridge Loan (fully diluted basis)
Post-Consolidation Bridgeport Shares	99,608,610(1)	73,764,675
Number (Percentage) of Post-Consolidation Bridgeport Shares held by former Bridgeport Shareholders	24,003,845 (24.10%)	24,003,845 (32.54%)
Number (Percentage) of Post-Consolidation Bridgeport Shares held by former Premier Royalty Shareholders	73,729,765 (74.02%)	47,885,830 (64.92%)
Number (Percentage) of Post-Consolidation Bridgeport Shares held by others	1,875,000 (1.88%)	1,875,000 (2.54%)

Notes:

(1)

It is expected that on the Effective Date, Bridgeport will cause Premier Royalty to repay $8,000,000 of the outstanding balance on the Convertible Bridge Loan, in which case 15,117,667 Post-Consolidation Bridgeport Shares (rather than 20,831,953 Post-Consolidation Bridgeport Shares) and 5,669,125 Premier Royalty Gold Warrants (rather than 7,811,982 Premier Royalty Gold Warrants) will be issuable in respect of the full conversion of the Convertible Bridge Loan. Following such repayment, 91,759,201 Post-Consolidation Bridgeport Shares will be issued and outstanding on a fully diluted basis.

See Schedule “C” – “Information Concerning the Resulting Issuer – The Resulting Issuer – Pro Forma Consolidated Capitalization” to this Information Circular.

The Bridgeport Meeting

Date, Time and Place of Meeting

The Bridgeport Meeting will be held on November 30, 2012 at 10:00 a.m. (Toronto time) at 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario.

Record Dates

The Bridgeport Record Dates are October 22, 2012 for determining the registered Bridgeport Shareholders entitled to receive notice of and vote at the Bridgeport Meeting and October 23, 2012 for determining the registered Bridgeport Warrantholders entitled to receive notice of and vote at the Bridgeport Meeting.

Matters to be Considered at the Bridgeport Meeting

This Information Circular is furnished in connection with the solicitation of proxies by management of Bridgeport for use at the Bridgeport Meeting.

At the Bridgeport Meeting, Bridgeport Shareholders will be asked to (i) receive and consider the financial statements; (ii) elect directors; (iii) appoint the auditors and authorize the directors to fix their remuneration; (iv) consider and, if thought advisable, approve, with or without variation, the Arrangement Resolution giving effect to the Arrangement; (v) in the event that the Arrangement Resolution is approved at the Bridgeport Meeting, consider and, if thought advisable, approve, with or without variation, the Share Incentive Plan Resolution; and (vi) in the event that Arrangement Resolution is approved at the Bridgeport Meeting, consider and, if thought advisable, approve, with or without variation, the Option Replacement Resolution, and Bridgeport Warrantholders (voting as a single class with the Bridgeport Shareholders) will be asked to consider and, if advisable, approve, with or without variation, the Arrangement Resolution giving effect to the Arrangement, all as more particularly described herein. See “The Business Combination and the Arrangement”.

Special Committee and Board Recommendation

The Special Committee has determined that the Business Combination is in the best interests of Bridgeport and Bridgeport Securityholders, and is fair and reasonable to the Bridgeport Securityholders. The Special Committee recommended approval of the Business Combination by the Bridgeport Board and execution of the Business Combination Agreement. See “The Business Combination and the Arrangement – Background to the Business Combination”.

The Bridgeport Board has determined that the Business Combination is fair and reasonable to the Bridgeport Securityholders, and in the best interests of Bridgeport.

The Bridgeport Board recommends that the Bridgeport Securityholders vote in favour of the Arrangement Resolution. See “The Business Combination and the Arrangement – Recommendations of the Directors”.

Votes Required

The Arrangement Resolution requires the approval of (i) at least 66% of the votes cast on the Arrangement Resolution by the Bridgeport Shareholders present in person or represented by proxy at the Bridgeport Meeting, and (ii) at least 66% of the votes cast on the Arrangement Resolu tion by Bridgeport Shareholders and Bridgeport Warrantholders present in person or represented by proxy at the Bridgeport Meeting, voting together as a single class.

The Share Incentive Plan Resolution requires the approval of at least a simple majority of the votes cast on the Share Incentive Plan Resolution by the Bridgeport Shareholders present in person or represented by proxy at the Bridgeport Meeting.

The Option Replacement Resolution requires the approval of at least a simple majority of the votes cast on the Option Replacement Resolution by the Bridgeport Shareholders present in person or represented by proxy at the Bridgeport Meeting.

The Business Combination

The principal features of the Business Combination are summarized below (and are qualified in their entirety by reference to the full text of the Plan of Arrangement and the Business Combination Agreement attached as Schedule “H” to this Information Circular).

1.	At the Effective Time, each of the current directors of Bridgeport, other the Mr. Hugh Snyder and Ms. Shastri Ramnath, shall resign.

2.

At the Effective Time, each of the officers of Bridgeport shall resign. Mr. Abraham Drost shall be appointed as President and Chief Executive Officer, Mr. Eugene Lee shall be appointed as Chief Financial Officer, Mr. Shaun Drake shall be appointed as Corporate Secretary and Mr. Ewan Downie shall be appointed as Chairman of the Resulting Issuer.

3.	Bridgeport will file Articles of Arrangement to give effect to the Arrangement and at the Effective Time, the following shall occur in the following order without any further act or formality:

(a)

each Bridgeport Share in respect of which Dissent Rights have been validly exercised shall be transferred by the registered holder thereof to Bridgeport in consideration for the right to be paid by Bridgeport fair value for its Bridgeport Shares in an amount determined and payable in accordance with the Bridgeport Dissent Procedures;

(b)	the Bridgeport Shares will be consolidated on the basis of one Post-Consolidation Bridgeport Share for every four existing Bridgeport Shares;

(c)

the number of directors of Bridgeport will be increased from five to eight, the directors will be authorized and empowered to determine the number of directors of the Resulting Issuer within the minimum and maximum numbers provided in the articles of the Resulting Issuer and Messrs. Abraham Drost, Ewan Downie, Steven Filipovic, George Faught, Howard Katz, and Ms. Julie Lassonde shall be appointed as directors, in addition to Mr. Hugh Snyder and Ms. Shastri Ramnath who shall remain as directors;

(d)

Bridgeport will issue to each Bridgeport Shareholder (as at the Arrangement Warrant Record Date) 0.375 of one Arrangement Warrant for each one Post-Consolidation Bridgeport Share held by such Bridgeport Shareholder;

(e)

each of the issued and outstanding Bridgeport Options will be adjusted to reflect the Consolidation and the distribution of the Arrangement Warrants contemplated by paragraph (d) above such that upon the exercise of each Bridgeport Option the holder shall receive one-quarter of one Post- Consolidation Bridgeport Share together with 0.375 of one Arrangement Warrant (for each whole Post-Consolidation Bridgeport Share issued upon the exercise of such Bridgeport Options) at the current exercise price of such Bridgeport Option, in lieu of the number of Bridgeport securities otherwise issuable upon such exercise;

(f)

each of the issued and outstanding October 2014 Warrants and Second December 2012 Warrants will be adjusted to reflect the Consolidation and the distribution of the Arrangement Warrants contemplated by paragraph (d) above and certificates representing the Adjusted October 2014 Warrants and Adjusted Second December 2012 Warrants, will be issued on the basis one Adjusted October 2014 Warrant for every four October 2014 Warrants and one Adjusted Second December 2012 Warrant for every four Second December 2012 Warrants, respectively. Upon the exercise of each Adjusted Warrant, the holder shall receive one Post-Consolidation Bridgeport Share, together with 0.375 of one Arrangement Warrant, at an exercise price that is equal to the current exercise price of the warrant which such Adjusted Warrant replaces multiplied by four. Other than as set out above, the terms of the Adjusted Warrants shall be the same as the currently issued and outstanding warrants;

(g)

each of the issued and outstanding Third December 2012 Warrants will be adjusted to reflect the Consolidation and the issuance of the Arrangement Warrants contemplated by paragraph (d) above and certificates representing the Adjusted Third December 2012 Warrants will be issued on the basis one Adjusted Third December 2012 Warrant for every four Third December 2012 Warrants. Upon exercise of each Adjusted Third December 2012 Warrant, the holder shall receive one Post- Consolidation Bridgeport Share and 0.5 of one Adjusted Second December 2012 Warrant, together with 0.375 of one Arrangement Warrant, at an exercise price that is equal to the current exercise price of the Third December 2012 Warrants multiplied by four. Other than as set out above, the terms of the Adjusted Third December 2012 Warrants shall be the same as the Third December 2012 Warrants;

(h)

in the event that Premier Gold elects to convert any portion of the principal amount outstanding under the Convertible Bridge Loan together with all accrued interest thereon, Premier Royalty shall issue Premier Royalty Units to Premier Gold in such amount as is equal to the converted amount of the principal amount outstanding under the Convertible Bridge Loan together with all accrued interest thereon divided by $1.40;

(i)

Premier Royalty shall issue to Premier Gold (A) 2,800,000 Premier Royalty Gold Warrants, provided that such number of warrants shall be reduced by the number of Premier Royalty Gold Warrants that are issued to Premier Gold in the event that Premier Gold exercises its conversion right as described in paragraph (h) above, if any, and (B) 1,457,500 Class II Premier Royalty Gold Warrants;

(j)

Premier Royalty shall issue Premier Royalty Shares to Aberdeen in such amount as is equal to the principal amount outstanding under the Aberdeen Convertible Debenture together with all accrued interest thereon as at the Effective Date divided by $1.26;

(k)

Premier Royalty shall issue to Aberdeen that number of Premier Royalty Aberdeen Warrants that is equal to 50% multiplied by the number of Premier Royalty Shares issued to Aberdeen pursuant to paragraph (j) above;

(l)	Premier Royalty shall issue an aggregate of 357,142 Premier Royalty Shares to the Thunder Creek Royalty Vendors;

(m)

Premier Royalty shall issue Premier Royalty Units to each holder of Convertible Debentures in such amount as is equal to the principal amount outstanding under its Convertible Debentures together with all accrued interest thereon divided by $1.40;

(n)

each Premier Royalty Share outstanding shall be deemed to be exchanged by the Premier Royalty Shareholders for one Post-Consolidation Bridgeport Share and Premier Royalty will become a wholly-owned subsidiary of Bridgeport;

(o)

in the event the acquisition of Inversiones Mineras Australes Holdings (BVI) Inc. has been completed by Premier Royalty prior to the Effective Date, the Premier Royalty Golden Arrow Warrants, if outstanding immediately prior to the Effective Time, shall remain outstanding and shall be exercisable into Post-Consolidation Bridgeport Shares (in lieu of Premier Royalty Shares) in accordance with their terms;

(p)	the Premier Royalty Warrants shall remain outstanding and shall be exercisable into Post- Consolidation Bridgeport Shares (in lieu of Premier Royalty Shares), in accordance with their terms; and

(q)	Bridgeport shall change its name to “Premier Royalty Inc.”, or such other name as is acceptable to the regulatory authorities,

all as more particularly described in the Business Combination Agreement.

4.

In connection with the Business Combination, all existing Bridgeport Options outstanding immediately prior to the Arrangement will expire within 90 days following the Effective Date in accordance with the terms of the Bridgeport Plan or pursuant to agreements with such optionholders, other than Bridgeport Options held by Mr. Hugh Snyder and Ms. Shastri Ramnath which will be cancelled without any payment as at the Effective Date. It is anticipated that an aggregate of 250,000 New Bridgeport Options shall be granted to Mr. Hugh Snyder and Ms. Shastri Ramnath, each exercisable to acquire one Post-Consolidation Bridgeport Share at an exercise price of $2.00 for a period of five years, subject to the approval of the TSX and the Resulting Issuer Board.

Full particulars of the Business Combination are contained in the Business Combination Agreement attached as Schedule “H” to this Information Circular. See “The Business Combination and the Arrangement”.

Background to the Business Combination

The provisions of the Business Combination Agreement are the result of arm’s length negotiations conducted among representatives of Bridgeport, Premier Gold and Premier Royalty.

On May 3, 2012, representatives of Premier Gold and Bridgeport held initial discussions with respect to a possible transaction. On May 7, 2012, Bridgeport and Premier Gold executed a confidentiality agreement.

On May 11, 2012, the Bridgeport Board authorized the payment of a success-based fee to PowerOne for facilitating the transaction with Premier Gold and Premier Royalty.

On June 25, 2012, the Bridgeport Board established the Special Committee consisting of two independent directors, Graham Clow and Wolf Seidler, to consider the possible business combination with Premier Gold and Premier Royalty. The Special Committee subsequently engaged Ross Glanville and Bruce McKnight to act as fairness advisors to the Special Committee and to prepare a fairness opinion in connection therewith.

On June 27, 2012, the Exclusivity Agreement and non-binding letter of intent with Premier Gold and Premier Royalty were executed.

Between June 25, 2012 and August 7, 2012, representatives of Premier Gold, Premier Royalty and Bridgeport held formal and informal discussions to negotiate the Business Combination Agreement and Lock-Up Agreements and to conduct further due diligence on each other. Between June 25, 2012 and August 7, 2012, the Special Committee and the Bridgeport Board met several times on a formal basis, and more frequently on an informal basis, with Ross Glanville and Bruce McKnight and Cassels Brock & Blackwell LLP, legal counsel to Bridgeport.

On August 7, 2012, the Bridgeport Board met with Cassels Brock & Blackwell LLP and received the report of the Special Committee which summarized the deliberations of the Special Committee. At such meeting, the Special Committee noted that it had received the written Ross Glanville and Bruce McKnight Fairness Opinion, with respect to the fairness, from a financial point of view, of the Business Combination to Bridgeport Shareholders, that it had concluded that the Business Combination was fair and reasonable to Bridgeport Securityholders and recommended approval of the Business Combination by the Bridgeport Board and execution of the Business Combination Agreement. The Bridgeport Board then considered the status of discussions respecting the Business Combination Agreement and the terms of the Business Combination, and unanimously resolved (i) that the Business Combination is in the best interests of Bridgeport; (ii) that the Business Combination is fair and reasonable to the Bridgeport Securityholders; (iii) to authorize the submission of the Business Combination to the Bridgeport Securityholders for their approval at the Bridgeport Meeting; (iv) to recommend to the Bridgeport Securityholders that they vote their Bridgeport Securities in favour of all resolutions required to authorize the Business Combination; and (v) to authorize and approve the execution and delivery of the Business Combination Agreement.

The Business Combination Agreement and Lock-Up Agreements were finalized and executed and delivered by the parties thereto on August 7, 2012.

On October 29, 2012, Bridgeport, Premier Gold and Premier Royalty executed an amendment to the Business Combination Agreement to, among other things, extend the termination date under the Business Combination Agreement from November 15, 2012 to December 31, 2012.

Benefits of the Business Combination

Bridgeport believes that the Business Combination is in the best interests of the Bridgeport Securityholders for numerous reasons, particularly its belief that developing the business of Premier Royalty through Bridgeport will create the best prospects for long-term value for Bridgeport Securityholders. In arriving at its conclusions, the Bridgeport Board considered, among other matters:

•	information with respect to the financial condition, business and operations, on both a historical and prospective basis, of both the Bridgeport Group and Premier Royalty;

•	the future prospects of the business of each of the Bridgeport Group and Premier Royalty;

•	through greater size and diversity, Bridgeport Shareholders will have more exposure to potential investment opportunities;

•	the depth and experience of the management group and technical team to be appointed to Bridgeport (the Resulting Issuer) in connection with the Business Combination;

•	the diversity in the asset base of Premier Royalty;

•	current global economic and financial market conditions;

•	the procedures by which the Business Combination is to be approved;

•	the tax treatment of Bridgeport Shareholders in connection with the Business Combination; and

•	the availability of Dissent Rights to Bridgeport Shareholders with respect to the Arrangement.

For further information on the reasons for the Business Combination, see “The Business Combination and the Arrangement – Benefits of the Business Combination” and “The Business Combination and the Arrangement - Recommendations of the Directors”.

Bridgeport Fairness Opinion

The Bridgeport Fairness Advisors have provided the Bridgeport Fairness Opinion dated August 7, 2012 (and addressed to the Bridgeport Board), in which they state that, based upon and subject to the limitations in the Bridgeport Fairness Opinion, and such other matters as the Bridgeport Fairness Advisors considered relevant, the Bridgeport Fairness Advisors are of the opinion that, as of the date of the Bridgeport Fairness Opinion, the Arrangement is fair, from a financial point of view, to the Bridgeport Shareholders. The Bridgeport Fairness Opinion was provided for the exclusive use and benefit of the Special Committee and Bridgeport Shareholders. The Bridgeport Fairness Opinion is not a recommendation as to whether or not Bridgeport Shareholders should approve the Arrangement Resolution.

Readers are urged to read the Bridgeport Fairness Opinion in its entirety, a copy of which is attached as Schedule “J” to this Information Circular. The summary of the Bridgeport Fairness Opinion in this Information Circular is qualified in its entirety by reference to the full text of the Bridgeport Fairness Opinion.

See “The Business Combination and the Arrangement – Bridgeport Fairness Opinion”.

Conditions to the Business Combination

The obligations of the parties to complete the Business Combination and the other transactions contemplated by the Business Combination Agreement are subject to the satisfaction, on or before the Effective Date, of a number of specified conditions, including but not limited to the following mutual conditions:

1.	all consents, waivers and approvals required to permit the completion of the Business Combination shall have been obtained;

2.	no injunction or order preventing the consummation of the Business Combination shall have been issued by any court having jurisdiction and remain in effect;

3.

the TSX shall have approved the transactions contemplated by the Business Combination Agreement, and the listing of the Post-Consolidation Bridgeport Shares issuable pursuant to the Arrangement and upon the exercise of warrants issued in connection with Arrangement, in each case subject to normal conditions;

4.

no cease trade order or similar restraining order of any other provincial securities administrator relating to the Bridgeport Shares, the Post-Consolidation Bridgeport Shares, or the Premier Royalty Shares shall be in effect;

5.

there shall not be pending or threatened any suit, action or proceeding by any governmental entity or before any court or governmental authority that has a significant likelihood of success, seeking to restrain or prohibit the consummation of the Arrangement or any of the other transactions contemplated by the Business Combination Agreement or seeking to obtain from Bridgeport or Premier Royalty any material damages;

6.

the distribution of Post-Consolidation Bridgeport Shares pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Canadian securities laws and shall not be subject to resale restrictions under applicable Canadian securities laws (other than as applicable to control persons); and

7.	the Business Combination Agreement shall not have been terminated.

The Business Combination Agreement also provides that it may be terminated in certain circumstances by Bridgeport, Premier Gold or Premier Royalty before the Effective Date notwithstanding approval of the Arrangement Resolution by the Bridgeport Securityholders. See “The Business Combination and the Arrangement – Business Combination Agreement – Conditions to the Business Combination Becoming Effective” and “The Business Combination and the Arrangement – Business Combination Agreement – Termination”.

Lock-Up Agreements

As of the date hereof, Lock-Up Agreements have been entered into pursuant to the Business Combination Agreement with the Bridgeport Locked-Up Shareholders holding an aggregate of 12,613,900 Bridgeport Shares representing approximately 25% of the Bridgeport Shares on an undiluted basis.

Pursuant to the Lock-Up Agreements, the Bridgeport Locked-Up Shareholders agreed that they will vote or cause to be voted their Bridgeport Shares in support of the Arrangement Resolution and any other matter to be considered at the Bridgeport Meeting which is reasonably necessary for the consummation of the Arrangement.

Stock Exchange Approvals

Bridgeport has applied to list the Post-Consolidation Bridgeport Shares to be issued in connection with the Business Combination, the Adjusted October 2014 Warrants and the Adjusted Second December 2012 Warrants on the TSX from and after the Effective Date. Listing approval has not yet been granted by the TSX. There is no guarantee that listing approval will be granted, or if granted, on terms and conditions that will be acceptable to Bridgeport. See “The Business Combination and the Arrangement – Other Approvals Required”.

Exchange of Certificates and Fractional Shares and Warrants

A letter of transmittal containing instructions with respect to the deposit of certificates representing Bridgeport Shares and Existing Bridgeport Warrants with the Depositary at its principal office in Toronto, Ontario has been forwarded together with this Information Circular to Bridgeport Shareholders and Bridgeport Warrantholders, as the case may be, for use in exchanging their certificates representing Bridgeport Shares for certificates representing Post-Consolidation Bridgeport Shares and certificates representing Existing Bridgeport Warrants for certificates representing Adjusted Warrants and Adjusted Third December 2012 Warrants, as the case may be, following the Effective Date. Upon return of a properly completed letter of transmittal, together with certificates representing Bridgeport Shares and/or Existing Bridgeport Warrants, certificates for the appropriate number of Post-Consolidation Bridgeport Shares, Adjusted Warrants and Adjusted Third December 2012 Warrants, as the case may be, will be distributed without charge.

Any certificate representing Bridgeport Shares held by a Bridgeport Shareholder that is not deposited with all other documents required as set forth above on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of such Bridgeport Shareholder to receive Post-Consolidation Bridgeport Shares shall be deemed to be surrendered to the Resulting Issuer together with all dividends, distributions and any interest thereon held for such holder.

No fractional Post-Consolidation Bridgeport Shares, Adjusted Warrants or Adjusted Third December 2012 Warrants will be issued to Bridgeport Shareholders or Bridgeport Warrantholders, as applicable, otherwise entitled to them. Instead, the number of Post-Consolidation Bridgeport Shares, Adjusted Warrants or Adjusted Third December 2012 Warrants, as applicable, issuable to such holders shall be rounded down to the nearest whole Post-Consolidation Bridgeport Share or warrant, as applicable. See “The Business Combination and the Arrangement”.

Rights of Dissent

Bridgeport Shareholders have the right to dissent to the Arrangement Resolution and to be paid the fair value for their Bridgeport Shares upon strict compliance with the provisions of applicable law. See “Rights of Dissenting Shareholders”.

Income Tax Considerations

Holders of Bridgeport Securities should consult their own tax advisors about the applicable Canadian or United States federal, provincial, state and local tax consequences of the Arrangement. A summary of the principal Canadian federal income tax consequences of the Arrangement is included under “Certain Canadian Federal Income Tax Considerations” in this Information Circular.

Completion of the Business Combination may have tax consequences under the laws of the United States. See “Certain United States Federal Income Tax Considerations”. United States securityholders of Bridgeport are urged to consult their own tax advisors to determine any particular tax consequences to them of the transactions contemplated in connection with Business Combination. See “Note to United States Securityholders”.

Securities Laws Information for Canadian Shareholders

The issuance of the Arrangement Warrants pursuant to the Business Combination will constitute a distribution of securities, which is exempt from the prospectus requirements of Canadian securities legislation. The Arrangement Warrants may be resold in each of the provinces and territories of Canada without a Canadian statutory hold period provided the holder is not a ‘control person’ as defined in the applicable securities legislation, no unusual effort is made to prepare the market or create a demand for those securities and no extraordinary commission or consideration is paid in respect of that sale.

The resale of any Post-Consolidation Bridgeport Shares or Arrangement Warrants acquired in connection with the Business Combination may be required to be made through properly registered securities dealers. Each holder is urged to consult professional advisers to determine the conditions and restrictions applicable to trades in such securities.

Securities Laws Information for United States Shareholders

The Bridgeport securities to be issued to Bridgeport Securityholders in exchange for securities, claims or property interests pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act, and such securities will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof.

The Bridgeport securities to be issued and, if applicable, exchanged pursuant to the Arrangement, will be, following completion of the Arrangement, freely tradable under the U.S. Securities Act, except by persons who will be “affiliates” of Bridgeport after the Effective Date or who were affiliates of Bridgeport within 90 days before the Effective Date. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such Bridgeport securities by such an affiliate (or former affiliate) may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom. Subject to certain limitations, such affiliates (and former affiliates) may immediately resell such Bridgeport securities outside the United States without registration under the U.S. Securities Act pursuant to Rule 903 or 904 of Regulation S thereunder, as applicable. If available, such affiliates (and former affiliates) may also resell such Bridgeport securities pursuant to Rule 144 under the U.S. Securities Act.

Section 3(a)(10) of the U.S. Securities Act does not exempt the issuance of securities upon the exercise of securities that were previously issued pursuant to Section 3(a)(10) of the U.S. Securities Act. Therefore, Bridgeport securities underlying exercisable Bridgeport securities to be issued pursuant to the Arrangement may not be issued in reliance upon Section 3(a)(10) of the U.S. Securities Act and may be exercised only pursuant to an available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. Prior to the issuance of underlying Bridgeport securities pursuant to any such exercise by a Bridgeport Securityholder in the United States, the Resulting Issuer may require the delivery of an opinion of counsel or other evidence reasonably satisfactory to Bridgeport to the effect that the issuance of such underlying Bridgeport securities does not require registration under the U.S. Securities Act or applicable state securities laws.

The foregoing discussion is only a general overview of the requirements under the U.S. Securities Act for the resale of the Bridgeport securities to be issued pursuant to the Arrangement. Holders of such Bridgeport securities are urged to seek legal advice prior to any resale of such securities to ensure that the resale is made in compliance with the requirements of applicable securities legislation.

See “Securities Laws Considerations – U.S. Federal Securities Laws” in this Information Circular. Risk Factors

Holders of Bridgeport Shares and Arrangement Warrants should review carefully the risk factors set forth under the headings entitled “The Business Combination and the Arrangement – Business Combination Risk Factors” in this Information Circular and “Risk Factors” in Schedule “B” and in Schedule “C” to this Information Circular.

An investment in the Resulting Issuer involves a significant degree of risk. A summary of the principal risk factors concerning each of the Bridgeport Group and Premier Royalty, as well as certain risk factors associated with the Business Combination, are set forth below:

•	the Resulting Issuer may be unable to finance its planned capital expenditures;

•	the market price of Post-Consolidation Bridgeport Shares may not accurately reflect the Resulting Issuer’s performance or long term value;

•	recent global financial conditions have been subject to increased volatility;

•	the financial forecast results of the Resulting Issuer may not be accurate;

•	payment of dividends by the Resulting Issuer is subject to the discretion of the Resulting Issuer;

•	the Business Combination will dilute the existing Bridgeport Shareholders’ shareholdings;

•	future sales of Post-Consolidation Bridgeport Shares by existing Bridgeport Shareholders could decrease the trading price of Post-Consolidation Bridgeport Shares;

•	the Business Combination is subject to conditions and can be terminated under certain circumstances;

•	interests of Bridgeport directors and executive officers may differ and, if not resolved, could reduce or eliminate business opportunities;

•	failure to integrate or successfully manage the Business Combination could materially and negatively impact financial results; and

•	income taxation could have adverse consequences for the Resulting Issuer or Bridgeport Securityholders.

Premier Royalty Unaudited Pro Forma Summary Financial Information

Balance Sheet Data:(1)	As of June 30, 2012(1) ($)
Total Assets	74,395,568
Total Liabilities	21,054,700
Shareholders’ Equity	53,340,868

Notes:

(1)

Amounts presented reflect pro forma adjustments as further detailed in Note 4 to the unaudited pro forma consolidated financial statements of Premier Royalty attached as Schedule “I” to this Information Circular, to which reference should be made for a complete summary of all assumptions underlying these amounts.

Income Statement Data:(1)	For the Six Months Ended June 30, 2012(1) ($)	For the 12 Months Ended December 31, 2011(1) ($)
Total Revenue	2,416,439	4,938,733
Total Expenses	8,313,519	10,506,921
Net Loss	5,897,080	5,593,188
Net Loss and Comprehensive Loss	6,009,396	6,966,124

Notes:

(1)

Amounts presented reflect pro forma adjustments as further detailed in Note 5 to the unaudited pro forma consolidated financial statements of Premier Royalty attached as Schedule “I” to this Information Circular, to which reference should be made for a complete summary of all assumptions underlying these amounts.

Financial Forecast for the Resulting Issuer

The financial forecast information set forth below is based upon the financial forecast prepared by management of Premier Royalty, using assumptions with an effective date of October 30, 2012. The forecast has been prepared on the basis that the Premier Gold Royalty Portfolio will be acquired prior to the Effective Date, that the acquisition of the Gualcamayo Royalty will be completed prior to the Effective Date and that the Business Combination has been completed and using other significant assumptions that are set in Note 4 to the Financial Forecast attached in Schedule “I” to this Information Circular. The assumptions used in the preparation of the forecast, although considered reasonable at the time of preparation, may not materialize as forecasted and unanticipated events and circumstances may occur subsequent to the date of the forecast. Accordingly, there is a significant risk that the actual results achieved by the Resulting Issuer or the forecast period will vary from the forecast results and the variations may be material. See ‘‘Cautionary Statement Regarding Forward-Looking Statements’’ above, “Cautionary Statement Regarding Forward-Looking Statements” in Schedule “B” to this Information Circular and “Financial Forecast” in Schedule “C” to this Information Circular.

		As at
Forecasted Balance Sheet Data: (1)	December 31, 2012 ($)	March 31, 2013 ($)	June 30, 2013 ($)	September 30, 2013 ($)
Total Assets	75,599,318	76,446,839	77,335,176	78,264,001
Current Liabilities	21,258,068	21,493,068	1,728,068	1,963,068
Long term debt	0	0	20,000,000	20,000,000
Total Equity	54,341,250	54,953,771	55,607,108	56,300,933

Note:

(1)

Amounts presented reflect assumptions as detailed in Note 4 to the consolidated forecast financial statements of the Resulting Issuer attached in Schedule “I” to this Information Circular, to which reference should be made for a complete summary of all assumptions underlying these amounts.

		Three-month periods ending			Twelve-month period ending
Forecasted Income Statement Data:(1)	December 31, 2012 ($)	March 31, 2013 ($)	June 30, 2013 ($)	September 30, 2013 ($)	September 30, 2013 ($)
Total Income	1,978,712	2,472,865	2,472,865	2,472,865	9,397,307
Total Expenses	2,414,516	2,197,011	2,156,195	2,040,892	8,808,614
Comprehensive Income for the period	-435,804	275,854	316,670	431,973	588,693

Note:

(1)

Amounts presented reflect assumptions as detailed in Note 4 to the consolidated forecast financial statements of the Resulting Issuer attached in Schedule “I” to this Information Circular, to which reference should be made for a complete summary of all assumptions underlying these amounts.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of Bridgeport for use at the Bridgeport Meeting and any adjournments thereof.

Bridgeport will conduct its solicitation by mail and officers and employees of Bridgeport may, without receiving special compensation, also telephone or make other personal contact. Bridgeport will pay its own costs of solicitation, provided however if Bridgeport engages a proxy solicitation firm, such cost shall be borne by Premier Gold.

At the Bridgeport Meeting, Bridgeport Shareholders will be asked to (i) receive and consider the financial statements; (ii) elect directors; (iii) appoint the auditors and authorize the directors to fix their remuneration; (iv) consider and, if thought advisable, approve, with or without variation, the Arrangement Resolution giving effect to the Arrangement; (v) in the event that the Arrangement Resolution is approved at the Bridgeport Meeting, consider and, if thought advisable, approve, with or without variation, the Share Incentive Plan Resolution; and (vi) in the event that Arrangement Resolution is approved at the Bridgeport Meeting, consider and, if thought advisable, approve, with or without variation, the Option Replacement Resolution, and Bridgeport Warrantholders (voting as a single class with the Bridgeport Shareholders) will be asked to consider and, if advisable, approve, with or without variation, the Arrangement Resolution giving effect to the Arrangement, all as more particularly described herein. See “The Business Combination and the Arrangement”.

Appointment of Proxyholder

The purpose of a proxy is to designate persons who will vote the proxy on a Bridgeport Securityholder’s behalf in accordance with the instructions given by the Bridgeport Securityholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or directors of Bridgeport (the “Management Proxyholders”).

A Bridgeport Securityholder has the right to appoint a person other than a Management Proxyholder, to represent the Bridgeport Securityholder at the Bridgeport Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Bridgeport Securityholder.

Voting by Proxy

Only registered Bridgeport Securityholders or duly appointed proxyholders are permitted to vote at the Bridgeport Meeting. Registered Bridgeport Shareholders are entitled to vote with respect to all matters proposed by management at the Bridgeport Meeting. Registered Bridgeport Warrantholders are entitled to vote with respect to the Arrangement Resolution. Bridgeport Shares represented by a properly executed Shareholder Proxy will be voted for, against or be withheld from voting on each applicable matter referred to in the notice of the Bridgeport Meeting accompanying this Information Circular in accordance with the instructions of the Bridgeport Shareholder on any ballot that may be called for and if the Bridgeport Shareholder specifies a choice with respect to any matter to be acted upon, the Bridgeport Shares will be voted accordingly. Existing Bridgeport Warrants represented by a properly executed Warrantholder Proxy will be voted on the Arrangement Resolution in accordance with the instructions of the Bridgeport Warrantholder on any ballot that may be called for and if the Bridgeport Warrantholder specifies a choice with respect to the Arrangement Resolution, the Existing Bridgeport Warrants will be voted accordingly.

If a Bridgeport Securityholder does not specify a choice and the Bridgeport Securityholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote, in respect of matters upon which the Bridgeport Securityholder is entitled to vote, in favour of the matters specified in the notice of the Bridgeport Meeting and in favour of all other matters proposed by management at the Bridgeport Meeting.

The enclosed Shareholder Proxy or Warrantholder Proxy, as applicable, also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the applicable notice of the Bridgeport Meeting and with respect to other matters which may properly come before the Bridgeport Meeting. At the date of this Information Circular, management of Bridgeport knows of no such amendments, variations or other matters to come before the Bridgeport Meeting.

Completion and Return of Proxy

Each proxy must be dated and signed by the Nominee (as defined in “General Proxy Information - Non-Registered Holders” below) acting on behalf of a Bridgeport Securityholder, or by the Bridgeport Securityholder or his/her attorney authorized in writing. In the case of a corporation, the proxy must be dated and executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

Completed forms of proxy for Bridgeport must be deposited at the office of Bridgeport’s registrar and transfer agent, Valiant Trust Company, by mail at Suite 710, 130 King St West, Toronto, Ontario, M5X 1A9, or by fax at (416) 360-1646, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Bridgeport Meeting.

Non-Registered Holders

Only Bridgeport Securityholders whose names appear on the records of Bridgeport as the registered holders of Bridgeport Securities, or duly appointed proxyholders, are permitted to vote at the Bridgeport Meeting. Some Bridgeport Securityholders are “non-registered” Bridgeport Securityholders because the securities they own are not registered in their names but instead registered in the name of a nominee (a “Nominee”) such as a brokerage firm through which they purchased the securities, bank, trust company, trustee or administrator of self-administered RRSP’s, RRIF’s, RESP’s and similar plans, or clearing agency such as The Canadian Depository for Securities Limited.

In accordance with securities regulatory policy and the Interim Order, Bridgeport has distributed copies of the materials for the Bridgeport Meeting, being the notice of the Bridgeport Meeting, the Shareholder Proxy or the Warrantholder Proxy, as applicable, the letter of transmittal and this Information Circular, to the Nominees for distribution to non-registered holders of Bridgeport Securities.

Nominees are required to forward the materials for the Bridgeport Meeting to non-registered holders to seek their voting instructions in advance of the Bridgeport Meeting. Securities held by Nominees can only be voted in accordance with the instructions of the non-registered holder. Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order to ensure that your Bridgeport Securities are voted at the Bridgeport Meeting.

If you, as a non-registered holder of Bridgeport Securities, wish to vote at the Bridgeport Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Bridgeport Meeting.

In addition, Canadian securities legislation permits Bridgeport to forward materials for the Bridgeport Meeting directly to “non objecting beneficial owners”. If either Bridgeport or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, Bridgeport (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.

Revocability of Proxy

Any registered Bridgeport Securityholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered Bridgeport Securityholder, his attorney authorized in writing or, if the registered Bridgeport Securityholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of Bridgeport at any time up to and including the last Business Day preceding the date of the Bridgeport Meeting, or any adjournment thereof, or with the chairman of the Bridgeport Meeting on the day of such Bridgeport Meeting. Only registered Bridgeport Securityholders have the right to revoke a proxy.

Record Date and Voting of Securities

Bridgeport has set Monday, October 22, 2012 as the date for determining Bridgeport Shareholders entitled to receive notice of and vote at the Bridgeport Meeting, and Tuesday, October 23, 2012 as the date for determining Bridgeport Warrantholders entitled to receive notice of and vote at the Bridgeport Meeting. Only Bridgeport Shareholders and Bridgeport Warrantholders of record as at the applicable date are entitled to receive notice of and to vote at the Bridgeport Meeting.

Bridgeport is authorized to issue an unlimited number of Bridgeport Shares without par value, of which 50,579,600 Bridgeport Shares, 16,235,000 Existing Bridgeport Warrants and 12,590,000 First December 2012 Warrants were issued and outstanding as at the close of business on October 30, 2012. Each issued and outstanding Bridgeport Share confers upon its holder the right to one vote at any meeting of the Bridgeport Shareholders. Pursuant to the Interim Order, each issued and outstanding Existing Bridgeport Warrant confers upon its holder the right to one vote on the Arrangement Resolution at the Bridgeport Meeting (with the Bridgeport Warrantholders and Bridgeport Shareholders voting as a single class).

Principal Holders of Voting Securities

Other than as set forth below, to the knowledge of the directors and the officers of Bridgeport, at the date hereof, no Person holds, directly or indirectly, or has control or direction over more than ten percent (10%) of the outstanding Bridgeport Securities.

Name	Number of Bridgeport Shares Held(1)	Number of Existing Bridgeport Warrants Held(1)	Percentage of Bridgeport Shares Issued and Outstanding	Percentage of Existing Bridgeport Warrants Outstanding
Sheldon Inwentash	6,672,500(2)	875,000(3)	13.19%	3.04%

Notes:

(1)

The information as to Bridgeport Securities beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of Bridgeport, has been furnished by the Bridgeport Securityholder listed above.

(2)	Includes 4,602,500 Bridgeport Shares held in the name of Pinetree Capital Ltd. and 250,000 Bridgeport Shares held in the name of a self-directed RRSP account.

(3)	Comprised of 750,000 Existing Bridgeport Warrants held in the name of Pinetree Capital Ltd. and 125,000 Existing Bridgeport Warrants held in the name of a self-directed RRSP account.

Interest of Certain Persons in Matters to be Acted Upon

None of the directors or executive officers of Bridgeport, nor any person who has held such a position since the beginning of the last completed financial year of Bridgeport, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Bridgeport Meeting other than the approval of the Arrangement Resolution and the Option Replacement Resolution, which, if approved, will result in certain directors of Bridgeport continuing as directors of the Resulting Issuer following the Business Combination and receiving certain New Bridgeport Options, all as further described herein. Such directors may also benefit from any increase in value of Post-Consolidation Bridgeport Shares as a result of the Business Combination. See “The Business Combination and the Arrangement”.

ELECTION OF DIRECTORS

Under the constating documents of Bridgeport, the Bridgeport Board is to consist of a minimum of one and a maximum of 20 directors, to be elected annually. Bridgeport Shareholders will be invited to elect five directors at the Bridgeport Meeting by voting for or withholding their votes in respect of each of the nominees named below. Each director holds office until the next annual meeting or until his or her successor is duly elected or appointed unless his or her office is earlier vacated in accordance with Bridgeport’s by-laws. On any ballot that may be called for in the election of directors, the persons named in the enclosed Shareholder Proxy intend to cast the votes to which the Bridgeport Shares represented by such proxy are entitled for each of the proposed nominees whose names are set forth below, unless the Bridgeport Shareholder who has given such proxy has directed that the Bridgeport Shares be withheld from voting in respect of any such nominee(s). Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Bridgeport Meeting, the persons named in the enclosed form of proxy reserve the right to vote for other nominees at their discretion.

The following table sets out the name of each of the proposed nominees, all positions and offices in Bridgeport held by each of them, the principal occupation or employment of each of them for the past five years, the year in which each was first elected a director of Bridgeport and the number of Bridgeport Shares that each has advised are beneficially owned (directly or indirectly) or subject to his or her control or direction. It is anticipated that in the event that each of the five nominees below is elected and the Arrangement Resolution is otherwise approved, at the Effective Time of the Arrangement, Jon North, Wolf Seidler, and Graham Clow will resign as directors (see “The Business Combination and the Arrangement – Description of the Business Combination”), the Bridgeport Board will be increased from five to eight directors and Messrs. Abraham Drost, Ewan Downie, Steven Filipovic, George Faught, Howard Katz and Ms. Julie Lassonde shall be appointed as directors, in addition to Mr. Hugh Snyder and Ms. Shastri Ramnath who shall remain as directors. See Schedule “C” – “Information Concerning the Resulting Issuer – Directors and Officers” to this Information Circular.

Name and Province of Residence	Position	Principal Occupation for Five Preceding Years	Director Since	Number of Bridgeport Shares Held, Controlled or Directed (1)
Shastri Ramnath(3) Ontario, Canada	President and Chief Executive Officer and Director	President and Chief Executive Officer of Bridgeport (2010 to present) Area Geologist – Special Projects, Quadra FNX Mining Ltd., an exploration and mining company (2002 to 2010)	2010	60,000
Hugh Snyder(3) Ontario, Canada	Chairman and Director	President, H.R. Snyder Consultants, a consulting firm	2009	2,350,000
Graham Clow(2) Ontario, Canada	Director	Chief Financial Officer, New Dawn Mining Corp., a gold exploration and production company (2005 to present)	2011	4,500

Name and Province of Residence	Position	Principal Occupation for Five Preceding Years	Director Since	Number of Bridgeport Shares Held, Controlled or Directed (1)
Jon North(2) Ontario, Canada	Director	President, Northquest Ltd., mineral exploration company (2008 to present) President and Chief Executive Officer, North Atlantic Resources Ltd. (formerly North Atlantic Nickel Corp.), mineral exploration company (1997 to 2007)	2007	25,000
Wolf Seidler(2)(3) Ontario, Canada	Director	Consultant/project manager for French Nuclear Waste Agency (Andra)	2010	20,000

Notes:

(1)

The information as to Bridgeport Shares beneficially owned (directly or indirectly) or over which the nominees exercise control or direction not being within the knowledge of Bridgeport has been furnished by the respective nominees individually.

(2)	Member of the Audit Committee of Bridgeport.

(3)	Member of the Technical Committee of Bridgeport.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of Bridgeport, none of the proposed directors of Bridgeport is, or has been, within the 10 years prior to the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including Bridgeport) that, (a) while that person was acting in such capacity, was the subject of a cease trading order or similar order or an order that denied the relevant company access to any exemptions under securities legislation; or (b) was, after that person ceased to be a director, chief executive officer or chief financial officer, subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer.

In addition, to the knowledge of Bridgeport, no proposed director of Bridgeport is, or has been, within the 10 years prior to the date of this Information Circular, a director or executive officer of any company (including Bridgeport) that, while that person was acting in such capacity, or within one year of that person ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of Bridgeport, none of the proposed directors of Bridgeport, have been the subject of any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, or have entered into a settlement agreement with a securities regulatory authority. In addition no proposed director has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Individual Bankruptcies

To the knowledge of Bridgeport, none of the proposed directors of Bridgeport, has within the 10 years prior to the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying Shareholder Proxy in respect of the Bridgeport Meeting intend to vote for the appointment of McGovern Hurley Cunningham LLP, as auditors of Bridgeport for the 2012 fiscal year, and to authorize the Bridgeport Board to fix their remuneration. McGovern Hurley Cunningham LLP was first appointed auditors of Bridgeport on June 22, 2009. In the past, the directors have negotiated with the auditors of Bridgeport on an arm’s length basis in determining the fees to be paid to the auditors. Such fees have been based on the complexity of the matters in question and the time incurred by the auditors. The directors believe that the fees negotiated in the past with the auditors of Bridgeport were reasonable and in the circumstances would be comparable to fees charged by other auditors providing similar services.

In order to appoint McGovern Hurley Cunningham LLP as auditors of Bridgeport to hold office until the close of the next annual meeting, and authorize the directors to fix the remuneration thereof, a majority of the votes cast by the Bridgeport Shareholders at the Bridgeport Meeting must be voted in favour thereof.

THE BUSINESS COMBINATION AND THE ARRANGEMENT

Description of the Business Combination

The Business Combination will be carried out pursuant to the Business Combination Agreement, including the Plan of Arrangement.

The principal features of the Business Combination are summarized as set forth below (and are qualified in their entirety by reference to the full text of the Plan of Arrangement and the Business Combination Agreement).

1.	At the Effective Time, each of the current directors of Bridgeport, other than Mr. Hugh Snyder and Ms. Shastri Ramnath, shall resign.

2.

At the Effective Time, each of the officers of Bridgeport shall resign. Mr. Abraham Drost shall be appointed as President and Chief Executive Officer, Mr. Eugene Lee shall be appointed as Chief Financial Officer, Mr. Shaun Drake shall be appointed as Corporate Secretary and Mr. Ewan Downie shall be appointed as Chairman of the Resulting Issuer.

3.	Bridgeport will file Articles of Arrangement to give effect to the Arrangement and at the Effective Time the following shall occur in the following order without any further act or formality:

(a)

each Bridgeport Share in respect of which Dissent Rights have been validly exercised shall be transferred by the registered holder thereof to Bridgeport in consideration for the right to be paid by Bridgeport fair value for its Bridgeport Shares in an amount determined and payable in accordance with the Bridgeport Dissent Procedures;

(b) the Bridgeport Shares will be consolidated on the basis of one Post-Consolidation Bridgeport Share for every four existing Bridgeport Shares;

(c)

the number of directors of Bridgeport will be increased from five to eight, the directors will be authorized and empowered to determine the number of directors of the Resulting Issuer within the minimum and maximum numbers provided in the articles of the Resulting Issuer and Messrs. Abraham Drost, Ewan Downie, Steven Filipovic, George Faught, Howard Katz, and Ms. Julie Lassonde shall be appointed as directors, in addition to Mr. Hugh Snyder and Ms. Shastri Ramnath who shall remain as directors (See Schedule “C” – “Information Concerning the Resulting Issuer – Directors and Officers” to this Information Circular);

(d)

Bridgeport will issue to each Bridgeport Shareholder (as at the Arrangement Warrant Record Date) 0.375 of one Arrangement Warrant for each one Post-Consolidation Bridgeport Share held by such Bridgeport Shareholder;

(e)

each of the issued and outstanding Bridgeport Options will be adjusted to reflect the Consolidation and the distribution of the Arrangement Warrants contemplated by paragraph (d) above such that upon the exercise of each Bridgeport Option the holder shall receive one-quarter of one Post- Consolidation Bridgeport Share together with 0.375 of one Arrangement Warrant (for each whole Post-Consolidation Bridgeport Share issued upon the exercise of such Bridgeport Options) at the current exercise price of such Bridgeport Option, in lieu of the number of Bridgeport securities otherwise issuable upon such exercise;

(f)

each of the issued and outstanding October 2014 Warrants and Second December 2012 Warrants will be adjusted to reflect the Consolidation and the distribution of the Arrangement Warrants contemplated by paragraph (d) above and certificates representing the Adjusted October 2014 Warrants and Adjusted Second December 2012 Warrants, will be issued on the basis one Adjusted October 2014 Warrant for every four October 2014 Warrants and one Adjusted Second December 2012 Warrant for every four Second December 2012 Warrants, respectively. Upon the exercise of each Adjusted Warrant, the holder shall receive one Post-Consolidation Bridgeport Share, together with 0.375 of one Arrangement Warrant, at an exercise price that is equal to the current exercise price of the warrant which such Adjusted Warrant replaces multiplied by four. Other than as set out above, the terms of the Adjusted Warrants shall be the same as the currently issued and outstanding warrants;

(g)

each of the issued and outstanding Third December 2012 Warrants will be adjusted to reflect the Consolidation and the issuance of the Arrangement Warrants contemplated by paragraph (d) above and certificates representing the Adjusted Third December 2012 Warrants will be issued on the basis one Adjusted Third December 2012 Warrant for every four Third December 2012 Warrants. Upon exercise of each Adjusted Third December 2012 Warrant, the holder shall receive one Post- Consolidation Bridgeport Share and 0.5 of one Adjusted Second December 2012 Warrant, together with 0.375 of one Arrangement Warrant, at an exercise price that is equal to the current exercise price of the Third December 2012 Warrants multiplied by four. Other than as set out above, the terms of the Adjusted Third December 2012 Warrants shall be the same as the Third December 2012 Warrants;

(h)

in the event that Premier Gold elects to convert any portion of the principal amount outstanding under the Convertible Bridge Loan together with all accrued interest thereon, Premier Royalty shall issue Premier Royalty Units to Premier Gold in such amount as is equal to the converted amount of the principal amount outstanding under the Convertible Bridge Loan together with all accrued interest thereon divided by $1.40;

(i)

Premier Royalty shall issue to Premier Gold (A) 2,800,000 Premier Royalty Gold Warrants, provided that such number of warrants shall be reduced by the number of Premier Royalty Gold Warrants that are issued to Premier Gold in the event that Premier Gold exercises its conversion right as described in paragraph (h) above, if any, and (B) 1,457,500 Class II Premier Royalty Gold Warrants;

(j)

Premier Royalty shall issue Premier Royalty Shares to Aberdeen in such amount as is equal to the principal amount outstanding under the Aberdeen Convertible Debenture together with all accrued interest thereon as at the Effective Date divided by $1.26;

(k)

Premier Royalty shall issue to Aberdeen that number of Premier Royalty Aberdeen Warrants that is equal to 50% multiplied by the number of Premier Royalty Shares issued to Aberdeen pursuant to paragraph (j) above;

(l)	Premier Royalty shall issue an aggregate of 357,142 Premier Royalty Shares to the Thunder Creek Royalty Vendors;

(m)

Premier Royalty shall issue Premier Royalty Units to each holder of Convertible Debentures in such amount as is equal to the principal amount outstanding under its Convertible Debentures together with all accrued interest thereon divided by $1.40;

(n)

each Premier Royalty Share outstanding shall be deemed to be exchanged by the Premier Royalty Shareholders for one Post-Consolidation Bridgeport Share and Premier Royalty will become a wholly-owned subsidiary of Bridgeport;

(o)

in the event the acquisition of Inversiones Mineras Australes Holdings (BVI) Inc. has been completed by Premier Royalty prior to the Effective Date, the Premier Royalty Golden Arrow Warrants, if outstanding immediately prior to the Effective Time, shall remain outstanding and shall be exercisable into Post-Consolidation Bridgeport Shares (in lieu of Premier Royalty Shares) in accordance with their terms;

(p)	the Premier Royalty Warrants shall remain outstanding and shall be exercisable into Post- Consolidation Bridgeport Shares (in lieu of Premier Royalty Shares), in accordance with their terms; and

(q)	Bridgeport shall change its name to “Premier Royalty Inc.”, or such other name as is acceptable to the regulatory authorities,

all as more particularly described herein.

4.

In connection with the Business Combination, all existing Bridgeport Options outstanding immediately prior to the Arrangement will expire 90 days following the Effective Date in accordance with the terms of the Bridgeport Plan or pursuant to agreements with such optionholders, other than Bridgeport Options held by Mr. Hugh Snyder and Ms. Shastri Ramnath which will be cancelled as at the Effective Date. It is anticipated that after the Effective Date, an aggregate of 250,000 New Bridgeport Options shall be granted to Mr. Hugh Snyder and Ms. Shastri Ramnath, each exercisable to acquire one Post-Consolidation Bridgeport Share at an exercise price of $2.00 for a period of five years, subject to the approval of the TSX and the Resulting Issuer Board.

Securityholder Approval

At the Bridgeport Meeting, Bridgeport Shareholders will be asked to: (i) receive and consider the financial statements; (ii) elect directors; (iii) appoint the auditors and authorize the directors to fix their remuneration; (iv) consider and, if thought advisable, approve, with or without variation, the Arrangement Resolution giving effect to the Arrangement; (v) in the event that the Arrangement Resolution is approved at the Bridgeport Meeting, consider and, if thought advisable, approve, with or without variation, the Share Incentive Plan Resolution; and (vi) in the event that the Arrangement Resolution is approved at the Bridgeport Meeting, consider and, if thought advisable, approve, with or without variation, the Option Replacement Resolution, and Bridgeport Warrantholders (voting as a single class with the Bridgeport Shareholders) will be asked to consider and, if advisable, approve, with or without variation, the Arrangement Resolution giving effect to the Arrangement, all as more particularly described herein.

Result of Business Combination

Following completion of the Business Combination, Premier Royalty will be a wholly-owned subsidiary of Bridgeport (the Resulting Issuer) and the Resulting Issuer will indirectly carry on the business of Premier Royalty (See Schedule “C” – “Information Concerning the Resulting Issuer” to this Information Circular).

As at the date of this Information Circular, there were 50,579,600 Bridgeport Shares, 16,235,000 Existing Bridgeport Warrants and 4,420,000 Bridgeport Options issued and outstanding and 100 Premier Royalty Shares issued and outstanding.

Prior to the Arrangement, Premier Royalty will issue additional shares to Premier Gold such that the aggregate number of Premier Royalty Shares held by Premier Gold equals the total number of Post-Consolidation Bridgeport Shares outstanding immediately after giving effect to the Consolidation (but prior to giving effect to any other steps of the Arrangement), multiplied by a factor of 1.5. In connection with the Arrangement, the Resulting Issuer will complete the Consolidation of its issued and outstanding Bridgeport Shares on the basis of one (1) Post-Consolidation Bridgeport Share for each four (4) existing Bridgeport Shares, and issue 0.375 of an Arrangement Warrant to its existing Bridgeport Shareholders for every Post-Consolidation Bridgeport Share held. In addition, each Premier Royalty Share will be deemed to be exchanged for one Post-Consolidation Bridgeport Share.

Upon completion of the Business Combination, it is expected that the Resulting Issuer will have the following securities issued and outstanding, on an undiluted basis:

	Assuming Full Conversion of Convertible Bridge Loan (undiluted basis)	Assuming No Conversion of Convertible Bridge Loan (undiluted basis)
Post-Consolidation Bridgeport Shares	69,043,169(1)	48,211,216
Post-Consolidation Bridgeport Warrants
Adjusted Warrants	3,800,000(2)	3,800,000(2)
Adjusted Third December 2012 Warrants	258,750(3)	258,750(3)
Arrangement Warrants	4,741,837(4)	4,741,837(4)
Premier Royalty Aberdeen Warrants	3,885,324(4)	3,885,324(4)
Premier Royalty Gold Warrants	10,988,672(1)(4)	5,976,690(4)
Class II Premier Royalty Gold Warrants	1,457,500(4)	1,457,500(4)
Premier Royalty Golden Arrow Warrants	1,000,000(4)	1,000,000(4)
Subtotal	26,132,083	21,120,101
Bridgeport Options	442,500(5)	442,500(5)
New Bridgeport Options	2,125,000	2,125,000

Number (Percentage) of Post-Consolidation Bridgeport Shares held by former Bridgeport Shareholders	12,644,900 (18.31%)	12,644,900 (26.23%)
Number (Percentage) of Post-Consolidation Bridgeport Shares held by former Premier Royalty Shareholders	56,398,269 (81.69%)	35,566,316 (73.77%)
Number (Percentage) of Post-Consolidation Bridgeport Warrants held by former Bridgeport Warrantholders	8,800,587 (33.68%)	8,800,587 (41.67%)
Number (Percentage) of Post-Consolidation Bridgeport Warrants held by former Premier Royalty Warrantholders	17,331,496 (66.32%)	12,319,514 (58.33%)

Notes:

(1)

It is expected that on the Effective Date, Bridgeport will cause Premier Royalty to repay $8,000,000 of the outstanding balance on the Convertible Bridge Loan, in which case 15,117,667 Post-Consolidation Bridgeport Shares (rather than 20,831,953 Post-Consolidation Bridgeport Shares) and 5,669,125 Premier Royalty Gold Warrants (rather than 7,811,982 Premier Royalty Gold Warrants) will be issuable in respect of the full conversion of the Convertible Bridge Loan. Following such repayment, 63,328,883 Post-Consolidation Bridgeport Shares and 8,845,815 Premier Royalty Gold Warrants will be issued and outstanding on an undiluted basis.

(2)

Upon the exercise of each such Adjusted Warrant, holders thereof will be entitled to one Post-Consolidation Bridgeport Share and 0.375 of one Arrangement Warrant (being an aggregate of 3,800,000 Post-Consolidation Bridgeport Shares and 1,425,000 Arrangement Warrants).

(3)

Upon the exercise of each such Adjusted Third December 2012 Warrant, holders thereof will be entitled to one Post-Consolidation Bridgeport Share, 0.375 of one Arrangement Warrant and 0.5 of one Adjusted Second December 2012 Warrant (being an aggregate of 258,750 Post-Consolidation Bridgeport Shares, 97,031 Arrangement Warrants and 129,375 Adjusted Second December 2012 Warrants). Upon the exercise of each such Adjusted Second December 2012 Warrant, holders thereof will be entitled to one Post- Consolidation Bridgeport Share and 0.375 of one Arrangement Warrant (being an aggregate of 129,375 Post-Consolidation Bridgeport Shares and 48,515 Arrangement Warrants).

(4)	Upon the exercise of each such Post-Consolidation Bridgeport Warrant, holders thereof will be entitled to one Post-Consolidation Bridgeport Share.
(5)

Represents the number of Post-Consolidation Bridgeport Shares issuable upon exercise of Bridgeport Options and reflects the cancellation of the Bridgeport Options held by Ms. Shastri Ramnath and Mr. Hugh Snyder. Pursuant to the Arrangement, each Bridgeport Option will be adjusted to reflect the Consolidation and the distribution of Arrangement Warrants, such that upon the exercise of each Bridgeport Option, holders thereof will be entitled to one-quarter of one Post-Consolidation Bridgeport Share and 0.375 of one Arrangement Warrant (for each Post-Consolidation Bridgeport Share issued upon the exercise of such Bridgeport Option) (being an aggregate of 442,500 Post-Consolidation Bridgeport Shares and 165,937 Arrangement Warrants).

Upon completion of the Business Combination, it is expected that the Resulting Issuer will have issued and outstanding, on a fully diluted basis:

	Assuming Full Conversion of Convertible Bridge Loan (fully diluted basis)	Assuming No Conversion of Convertible Bridge Loan (fully diluted basis)
Post-Consolidation Bridgeport Shares	99,608,610(1)	73,764,675
Number (Percentage) of Post-Consolidation Bridgeport Shares held by former Bridgeport Shareholders	24,003,845 (24.10%)	24,003,845 (32.54%)
Number (Percentage) of Post-Consolidation Bridgeport Shares held by former Premier Royalty Shareholders	73,729,765 (74.02%)	47,885,830 (64.92%)
Number (Percentage) of Post-Consolidation Bridgeport Shares held by others	1,875,000 (1.88%)	1,875,000 (2.54%)

Notes:

(1)

It is expected that on the Effective Date, Bridgeport will cause Premier Royalty to repay $8,000,000 of the outstanding balance on the Convertible Bridge Loan, in which case 15,117,667 Post-Consolidation Bridgeport Shares (rather than 20,831,953 Post-Consolidation Bridgeport Shares) and 5,669,125 Premier Royalty Gold Warrants (rather than 7,811,982 Premier Royalty Gold Warrants) will be issuable in respect of the full conversion of the Convertible Bridge Loan. Following such repayment, 91,759,201 Post-Consolidation Bridgeport Shares will be issued and outstanding on a fully diluted basis.

See also Schedule “C” – “Information Concerning the Resulting Issuer – The Resulting Issuer – Pro Forma Consolidated Capitalization” to this Information Circular.

Bridgeport Fairness Opinion

Bridgeport has undertaken a number of steps with a goal of treating all Bridgeport Securityholders in a manner that is fair. This Information Circular contains extensive disclosure concerning Premier Royalty, the Resulting Issuer and the Business Combination.

The Bridgeport Fairness Advisors were retained by the Special Committee of the Bridgeport Board to determine the fairness of the Business Combination (from a financial point of view) to the Bridgeport Shareholders.

In consideration for its services in connection with the Bridgeport Fairness Opinion, Bridgeport has agreed to pay the Bridgeport Fairness Advisors a flat fee payable upon delivery of the Bridgeport Fairness Opinion to the Special Committee and the Bridgeport Fairness Advisors are to be reimbursed for their reasonable out-of-pocket expenses. The fee payable to the Bridgeport Fairness Advisors is not dependent on completion of the Arrangement.

The Bridgeport Fairness Advisors are independent arm’s-length consultants who do not have a financial interest (nor do they expect to have any future interest), directly or indirectly, in Bridgeport, the Resulting Issuer or Premier Royalty, or their subsidiaries or associated companies.

The Bridgeport Fairness Advisors have provided the Bridgeport Fairness Opinion dated August 7, 2012 (and addressed to the Special Committee), in which they state that, based upon and subject to the limitations in the Bridgeport Fairness Opinion, and such other matters as the Bridgeport Fairness Advisors considered relevant, the Bridgeport Fairness Advisors are of the opinion that, as of the date of the Bridgeport Fairness Opinion, the Arrangement is fair, from a financial point of view, to the Bridgeport Shareholders. The Bridgeport Fairness Opinion was provided for the exclusive use and benefit of the Special Committee and Bridgeport Shareholders. The Bridgeport Fairness Opinion is not a recommendation as to whether or not Bridgeport Shareholders should approve the Arrangement Resolution.

The analyses conducted by the Bridgeport Fairness Advisors, as described in the Bridgeport Fairness Opinion, should be considered as a whole. To focus on specific portions of each analysis and of the factors considered, without considering all analyses and factors, could create an incomplete and misleading view of the processes underlying the Bridgeport Fairness Opinion.

Readers are urged to read the Bridgeport Fairness Opinion in its entirety, a copy of which is attached as Schedule “J” to this Information Circular. The summary of the Bridgeport Fairness Opinion in this Information Circular is qualified in its entirety by reference to the full text of the Bridgeport Fairness Opinion.

Background to the Business Combination

The provisions of the Business Combination Agreement are the result of arm’s length negotiations conducted among representatives of Bridgeport, Premier Gold and Premier Royalty. The following is a summary of the material events leading up to the negotiation of the Business Combination Agreement and the material meetings, negotiations and discussions between the parties that preceded the execution and public announcement of the Business Combination Agreement.

The Bridgeport Board and senior management have periodically reviewed Bridgeport’s business plans and strategic opportunities available to Bridgeport, considering Bridgeport’s competitive market, growth and revenue potential, and the possibility and viability of potential strategic alternatives, including mergers, acquisitions and financings, each with a goal of pursuing a transaction in Bridgeport’s best interests and maximizing shareholder value.

On May 3, 2012, representatives of Premier Gold and Bridgeport held initial discussions with respect to a possible transaction.

On May 7, 2012, Bridgeport and Premier Gold executed a confidentiality agreement pursuant to which the parties provided each other with access to confidential information regarding their respective businesses and mineral property and royalty interests, and the parties commenced legal, technical and financial due diligence on each other’s businesses and operations. At various times following the execution of the confidentiality agreement, representatives of Premier Gold, Premier Royalty and Bridgeport held discussions to obtain company updates as part of their respective due diligence efforts and to negotiate general terms of a possible business combination.

On May 11, 2012, the Bridgeport Board authorized the payment of a success-based fee to PowerOne for facilitating the transaction with Premier Gold and Premier Royalty.

On June 25, 2012, the Bridgeport Board met to consider and authorize the entering into of the Exclusivity Agreement and a non-binding letter of intent with Premier Gold and Premier Royalty based on a term sheet containing general terms of a possible business combination. The Exclusivity Agreement and non-binding letter of intent were each executed on June 27, 2012, and a joint press release was issued on June 28, 2012 announcing general terms of the transaction.

On June 25, 2012, the Bridgeport Board established a special committee consisting of two independent directors, Graham Clow (Chairman of the Special Committee) and Wolf Seidler, to consider the possible business combination with Premier Gold and Premier Royalty. The Special Committee adopted a mandate to govern its operations, which included supervising the process carried out by Bridgeport in connection with the Business Combination and making recommendations to the Bridgeport Board. The Special Committee subsequently engaged Ross Glanville and Bruce McKnight to act as fairness advisors to the Special Committee and to prepare a fairness opinion in connection therewith.

Between June 25, 2012 and August 7, 2012, representatives of Premier Gold, Premier Royalty and Bridgeport held formal and informal discussions to negotiate the Business Combination Agreement and Lock-Up Agreements and conduct further due diligence on each other.

Between June 25, 2012 and August 7, 2012, the Special Committee and the Bridgeport Board met several times on a formal basis, and more frequently on an informal basis, with Ross Glanville and Bruce McKnight and Cassels Brock & Blackwell LLP, legal counsel to Bridgeport. At these meetings, the Special Committee and the Bridgeport Board received detailed presentations from Ross Glanville and Bruce McKnight as to their assessments of the Business Combination with Premier Gold and Premier Royalty and the Bridgeport Board received detailed summaries of the terms of the Business Combination Agreement from Cassels Brock & Blackwell LLP.

On July 31, 2012, Bridgeport, Premier Gold and Premier Royalty executed an extension to the Exclusivity Agreement until August 10, 2012.

On August 7, 2012, the Bridgeport Board met with Cassels Brock & Blackwell LLP and received the report of the Special Committee which summarized the deliberations of the Special Committee. At such meeting, the Special Committee noted that it had received the written Ross Glanville and Bruce McKnight Fairness Opinion, with respect to the fairness, from a financial point of view, of the Business Combination to Bridgeport Shareholders, that it had concluded that the Business Combination was fair and reasonable to Bridgeport Securityholders and recommended approval of the Business Combination by the Bridgeport Board and execution of the Business Combination Agreement. The Bridgeport Board then considered the status of discussions respecting the Business Combination Agreement and the terms of the Business Combination, and unanimously resolved (i) that the Business Combination is in the best interests of Bridgeport; (ii) that the Business Combination is fair and reasonable to the Bridgeport Securityholders; (iii) to authorize the submission of the Business Combination to the Bridgeport Securityholders for their approval at the Bridgeport Meeting; (iv) to recommend to the Bridgeport Securityholders that they vote their Bridgeport Securities in favour of all resolutions required to authorize the Business Combination; and (v) to authorize and approve the execution and delivery of the Business Combination Agreement.

The Business Combination Agreement and Lock-Up Agreements were finalized and executed and delivered by the parties thereto on August 7, 2012, and the Business Combination was announced by concurrent press releases of Bridgeport and Premier Gold on August 8, 2012.

On October 29, 2012, Bridgeport, Premier Gold and Premier Royalty executed an amendment to the Business Combination Agreement, to, among other things, extend the termination date under the Business Combination Agreement from November 15, 2012 to December 31, 2012.

Recommendations of the Directors

The Bridgeport Board has reviewed the terms and conditions of the Business Combination Agreement and the transactions contemplated thereunder and has concluded that such transactions are fair and reasonable to the Bridgeport Securityholders, and in the best interests of Bridgeport. The Bridgeport Board therefore recommends that the Bridgeport Securityholders vote in favour of the Arrangement Resolution. Management Proxyholders intend to vote proxies received in favour of management for the approval of the Arrangement Resolution.

Benefits of the Business Combination

Bridgeport believes that the Business Combination is in the best interests of the Bridgeport Securityholders for numerous reasons, particularly its belief that developing the business of Premier Royalty through Bridgeport will create the best prospects for long-term value for Bridgeport Securityholders. In arriving at its conclusions, the Bridgeport Board considered, among other matters:

•	information with respect to the financial condition, business and operations, on both a historical and prospective basis, of both the Bridgeport Group and Premier Royalty;

•	the future prospects of the business of each of the Bridgeport Group and Premier Royalty;

•	through greater size and diversity, Bridgeport Shareholders will have more exposure to potential investment opportunities;

•	the depth and experience of the management group and technical team to be appointed to Bridgeport (the Resulting Issuer) in connection with the Business Combination;

•	the diversity in the asset base of Premier Royalty;

•	current global economic and financial market conditions;

•	the procedures by which the Business Combination is to be approved;

•	the tax treatment of Bridgeport Shareholders in connection with the Business Combination; and

•	the availability of Dissent Rights to Bridgeport Shareholders with respect to the Arrangement.

Business Combination Risk Factors

Termination of and Conditions to the Business Combination

Each of Bridgeport, Premier Gold and Premier Royalty has the right to terminate the Business Combination Agreement in certain circumstances. Accordingly, there is no certainty, nor can Bridgeport provide any assurance, that the Business Combination Agreement will not be terminated before the completion of the Arrangement. In addition, the completion of the Business Combination is subject to a number of conditions precedent, certain of which are outside the control of Bridgeport, Premier Gold or Premier Royalty, including securityholder, regulatory and court approvals. See “– Business Combination Agreement – Conditions to the Business Combination Becoming Effective” below. There is no certainty that these conditions will be satisfied on a timely basis or at all. If for any reason the Business Combination is delayed or not completed, the market price of Bridgeport Shares may be adversely affected.

Interests of Bridgeport Directors and Executive Officers May Differ

In considering the recommendation of the Bridgeport Board to vote in favour of the Business Combination, Bridgeport Securityholders should be aware that certain members of the Bridgeport Board and management team have agreements or arrangements that provide them with interests in the Business Combination that differ from, or are in addition to, those of the Bridgeport Securityholders generally.

See “General Proxy Information – Interest of Certain Persons in Matters to be Acted Upon”.

Failure to Integrate

There is uncertainty as to whether the Business Combination will have a positive impact on Bridgeport (the Resulting Issuer). The effect of the Business Combination will involve the integration of companies that previously operated independently. As a result, the Business Combination may present challenges to management, including the integration of the operations, systems and technologies of the various companies, and special risks, including possible unanticipated liabilities, unanticipated costs and diversion of management’s attention, operational interruptions and the loss of key employees. The difficulties which the Resulting Issuer’s management encounters in the transition and integration processes could have an effect on the level of expenses and operating results of the Resulting Issuer. As a result of these factors, it is possible that some of the benefits expected from the Business Combination will not be realized.

Income Taxation

The Arrangement may give rise to adverse tax consequences to Bridgeport Securityholders and the holders of Bridgeport Options. Each Bridgeport Securityholder and holder of Bridgeport Options is urged to consult his or her own tax advisor. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.

In addition, the Post-Consolidation Bridgeport Shares to be issued pursuant to the Business Combination are subject to a number of risk factors. Shareholders of Bridgeport should review carefully the risk factors set forth in Schedule “B” – “Risk Factors” and in Schedule “C” – “Risk Factors” to this Information Circular.

Passive Foreign Investment Company

U.S. investors in the common shares of Bridgeport should be aware that Bridgeport has made no determination as to its classification as a passive foreign investment company (“PFIC”) during the current tax year or its expectation with respect to future tax years. If Bridgeport is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of the common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of Bridgeport's net capital gain and ordinary earnings for any year in which Bridgeport is a PFIC, whether or not Bridgeport distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that Bridgeport will satisfy record keeping requirements that apply to a qualified electing fund, or that Bridgeport will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that Bridgeport is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their common shares. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein. In addition, special PFIC rules may apply to warrants and common shares acquired upon exercise of such warrants, and certain of the elections described above may not be available with respect to warrants. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.” Each U.S. shareholder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares, as well as warrants.

Other Approvals Required

Court Approval of the Arrangement

Under the OBCA, Bridgeport is required to obtain the approval of the Court to the calling and holding of the Bridgeport Meeting and to the Arrangement. On October 31, 2012, prior to mailing the material in respect of the Bridgeport Meeting, Bridgeport obtained an Interim Order providing for the calling and holding of the Bridgeport Meeting and other procedural matters. A copy of the Interim Order and the Notice of Application for the Final Order are attached as Schedules “L” and “K”, respectively, to this Information Circular. As set out in the Notice of Application, the Court hearing in respect of the Final Order is scheduled to take place at 10:00 a.m. (Toronto time) on or about December 3, 2012, following the Bridgeport Meeting or as soon thereafter as the Court may direct or counsel for Bridgeport may be heard, at 330 University Avenue, 8th Floor, Toronto, Ontario, M5G 1R7, subject to the approval of the Arrangement Resolution at the Bridgeport Meeting. Bridgeport Securityholders, holders of Bridgeport Options and holders of the First December 2012 Warrants who wish to participate in or be represented at the Court hearing should consult with their legal advisors as to the necessary requirements.

At the Court hearing, Bridgeport Securityholders, holders of Bridgeport Options and holders of the First December 2012 Warrants who wish to participate or to be represented or to present evidence or argument may do so, subject to the rules of the Court. Bridgeport has been advised by its counsel that the Court will consider, among other things, the fairness and reasonableness of the terms and conditions of the Arrangement. The Court may approve the Arrangement as proposed or as amended in any manner as the Court may direct. The Court’s approval is required for the Arrangement to become effective. The Court will be informed prior to the hearing for the Final Order that its determination that the Arrangement is fair to Bridgeport Securityholders, both substantively and procedurally, will constitute the basis to claim the exemption from the registration requirement of the U.S. Securities Act pursuant to Section 3(a)(10) thereof with respect to the issuance of the Bridgeport securities to be issued to and exchanged with Bridgeport Securityholders pursuant to the Arrangement, as described below under “Securities Laws Considerations – U.S. Federal Securities Laws”.

Under the terms of the Interim Order, each Bridgeport Securityholder, each holder of Bridgeport Options and each holder of the First December 2012 Warrants will have the right to appear and make representations at the hearing for the Final Order. Any Person desiring to appear at the hearing to be held by the Court to approve the Arrangement pursuant to the Notice of Application for the Final Order is required under the Interim Order to serve a Notice of Appearance upon counsel for Bridgeport, with a copy to counsel for Premier Gold and Premier Royalty, at the addresses set out below, on or before November 29, 2012:

Bridgeport Ventures Inc.
c/o CASSELS BROCK & BLACKWELL LLP

2100 Scotia Plaza
40 King Street West
Toronto, ON M5H 3C2

Lara Jackson LSUC #: 41858M
Tel:      416.860.2907
Fax:      416.640.3108
Email: ljackson@casselsbrock.com

Lawyers for Bridgeport Ventures Inc.

Premier Gold Mines Limited and Premier Royalty Corporation
c/o FRASER MILNER CASGRAIN LLP

77 King Street West, Suite 400
Toronto-Dominion Centre
Toronto, ON M5K 0A1

Young Park LSUC #: 43550E
Tel:      416.863.4602
Fax:      416.863.4592
Email: young.park@fmc-law.com

Lawyers for Premier Gold Mines Limited and Premier Royalty Corporation

Regulatory Approvals

In addition to the approvals described above, certain Regulatory Approvals will also be required in order to consummate the Business Combination, as further described below.

Bridgeport has applied to list the Post-Consolidation Bridgeport Shares to be issued in connection with the Business Combination and the Adjusted October 2014 Warrants and the Adjusted Second December 2012 Warrants on the TSX from and after the Effective Date. Listing approval has not yet been granted by the TSX. There is no guarantee that listing approval will be granted, or if granted, on terms and conditions that will be acceptable to Bridgeport. In addition, the approval of the TSX and the Ontario Ministry of Government Services are each required in order to effect the Name Change and the approval of the TSX will be required in connection with the Share Incentive Plan and the Option Replacement.

Shareholders of Bridgeport should be aware that no approvals have been given by the regulatory authorities referred to above. Bridgeport cannot provide any assurances that such approvals will be obtained.

Procedure for Exchange of Bridgeport Shares and Existing Bridgeport Warrants

A letter of transmittal has been forwarded together with this Information Circular to the Bridgeport Shareholders and Bridgeport Warrantholders containing instructions as to how to exchange their certificates representing Bridgeport Shares and Existing Bridgeport Warrants, as applicable, for certificates representing Post-Consolidation Bridgeport Shares, Adjusted Warrants and Adjusted Third December 2012 Warrants, as applicable.

Procedure for Exchange

(a)

In order to receive certificates representing Post-Consolidation Bridgeport Shares, Adjusted Warrants and Adjusted Third December 2012 Warrants in exchange for Bridgeport Shares and Existing Bridgeport Warrants, as applicable, Bridgeport Shareholders and Bridgeport Warrantholders, as applicable, must deliver to the Depositary (i) their certificates representing Bridgeport Shares and Existing Bridgeport Warrants, as applicable; (ii) a duly completed letter of transmittal; and (iii) such other documents as the Depositary may require; and

(b)

Upon return of a properly completed letter of transmittal, together with certificates representing Bridgeport Shares and Existing Bridgeport Warrants, as applicable, and such other information as requested by the Depositary, certificates for the appropriate number of Post-Consolidation Bridgeport Shares, Adjusted Warrants and Adjusted Third December 2012 Warrants, as applicable, will be distributed without charge.

Certificates for Post-Consolidation Bridgeport Shares, Adjusted Warrants or Adjusted Third December 2012 Warrants issued to a Bridgeport Shareholder or Bridgeport Warrantholder, as applicable, who provides the appropriate documentation described above, will be registered in such name or names and will be delivered to such address or addresses as such holder may direct in the letter of transmittal as soon as practicable after the receipt by the Depositary of the required documents.

Please do not send the letter of transmittal or share or warrant certificates to the Depositary until Bridgeport announces by press release that the Business Combination will become effective. No delivery of a certificate evidencing a Post-Consolidation Bridgeport Share, Adjusted Warrant or Adjusted Third December 2012 Warrant to a Bridgeport Shareholder or Bridgeport Warrantholder, as applicable, will be made until the Bridgeport Shareholder or Bridgeport Warrantholder, as applicable, has surrendered its current issued certificates.

Any certificate representing Bridgeport Shares held by a Bridgeport Shareholder that is not deposited with all other documents required as set forth above on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of such Bridgeport Shareholder to receive Post-Consolidation Bridgeport Shares shall be deemed to be surrendered to the Resulting Issuer together with all dividends, distributions and any interest thereon held for such holder.

Fractional Shares and Fractional Warrants

No fractional Post-Consolidation Bridgeport Shares, Adjusted Warrants or Adjusted Third December 2012 Warrants will be issued to Bridgeport Shareholders or Bridgeport Warrantholders, as applicable, otherwise entitled to them. Instead, the number of Post-Consolidation Bridgeport Shares, Adjusted Warrants or Adjusted Third December 2012 Warrants to be issued to an Bridgeport Shareholder or Bridgeport Warrantholder, as applicable, will be rounded down to the nearest whole Post-Consolidation Bridgeport Share or warrant, as applicable.

Certificates representing Arrangement Warrants entitling the holders to receive any specified number of Post-Consolidation Bridgeport Shares, may, prior to the expiry thereof and upon compliance with the reasonable requirements of the Warrant Agent, be exchanged for another certificate or certificates entitling the holder thereof to receive in the aggregate the same number of Post-Consolidation Bridgeport Shares as are issuable under the certificate or certificates so exchanged.

Certificates representing Arrangement Warrants may be exchanged only at the office of the Warrant Agent or at any other place that is designated by Bridgeport with the approval of the Warrant Agent. Any certificates tendered for exchange shall be surrendered to the Warrant Agent and shall, upon the valid completion of the exchange, be cancelled.

Except as otherwise herein provided, the Warrant Agent shall charge the holder requesting an exchange a reasonable sum for each new certificate representing an Arrangement Warrant issued in exchange for any existing certificate(s); and payment of such charges and reimbursement to the Warrant Agent or Bridgeport (the Resulting Issuer) for any and all taxes or governmental or other charges required to be paid shall be made by such holder as a condition precedent to such exchange.

Effective Date

If the Arrangement Resolution is passed at the Bridgeport Meeting, and all conditions set forth in the Business Combination Agreement and described under “Business Combination Agreement – Conditions to the Business Combination Becoming Effective” below are met, it is anticipated that the Business Combination will be completed on or about two business days following the date of the Bridgeport Meeting. Bridgeport presently intends that the Effective Date will be on or about December 4, 2012.

Business Combination Agreement

The steps of the Business Combination, as set out in the Business Combination Agreement, are summarized under “The Business Combination and the Arrangement – Description of the Business Combination”.

The general description of the Business Combination Agreement which follows is qualified in its entirety by reference to the full text of the Business Combination Agreement. The full particulars of the Business Combination are contained in the Plan of Arrangement and the Business Combination Agreement.

Notwithstanding the approval of the Arrangement Resolution by Bridgeport Securityholders, the Arrangement Resolution authorizes the directors of Bridgeport to abandon the transactions contemplated by the Business Combination Agreement without further approval from the Bridgeport Securityholders.

General

Bridgeport, Premier Gold and Premier Royalty have entered into the Business Combination Agreement, which is dated as of August 7, 2012, as amended on October 29, 2012. The Plan of Arrangement is attached as a schedule to the Business Combination Agreement attached as Schedule “H” to this Information Circular. Pursuant to the Business Combination Agreement, Bridgeport, Premier Gold and Premier Royalty agree to give effect to the Business Combination which includes the completion of the Arrangement pursuant to Section 182 of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement.

Conditions to the Business Combination Becoming Effective

In order for the Business Combination and the other transactions contemplated by the Business Combination Agreement to be completed, certain conditions must have been satisfied (or in certain cases, waived) on or before the Effective Date, including the conditions summarized below:

Mutual Conditions:

1.	all consents, waivers and approvals required to permit the completion of the Business Combination shall have been obtained;

2.	no injunction or order preventing the consummation of the Business Combination shall have been issued by any court having jurisdiction and remain in effect;

3.

the TSX shall have approved the transactions contemplated by the Business Combination Agreement, and the listing of the Post-Consolidation Bridgeport Shares issuable pursuant to the Arrangement and upon the exercise of warrants issued in connection with Arrangement, in each case subject to normal conditions;

4.

no cease trade order or similar restraining order of any other provincial securities administrator relating to the Bridgeport Shares, the Post-Consolidation Bridgeport Shares, or the Premier Royalty Shares shall be in effect;

5.

there shall not be pending or threatened any suit, action or proceeding by any governmental entity or before any court or governmental authority that has a significant likelihood of success, seeking to restrain or prohibit the consummation of the Arrangement or any of the other transactions contemplated by the Business Combination Agreement or seeking to obtain from Bridgeport or Premier Royalty any material damages;

6.

the distribution of Post-Consolidation Bridgeport Shares pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Canadian securities laws and shall not be subject to resale restrictions under applicable Canadian securities laws (other than as applicable to control persons); and

7.	the Business Combination Agreement shall not have been terminated.

Additional Conditions in Favour of Bridgeport:

1.	the representations and warranties of Premier Gold and Premier Royalty set forth in the Business Combination Agreement shall be true and correct;

2.	Premier Gold and Premier Royalty shall have performed and complied in all material respects with all covenants and agreements required by the Business Combination Agreement;

3.	there shall not have occurred any material adverse change in Premier Royalty since the date of the Business Combination Agreement;

4.

the board of directors of Premier Gold shall have approved the transactions contemplated by the Business Combination Agreement and all other matters necessary or desirable to give effect to the Business Combination; and

5.

Premier Gold shall have caused all of its right, title and interest in any of the Royalties and the Royalty Agreements to be transferred to Premier Royalty, and all encumbrances on the Royalties will be discharged (other than any encumbrances relating to the security interest granted by Premier Royalty to Premier Gold pursuant to the Convertible Bridge Loan).

Additional Conditions in Favour of Premier Gold and Premier Royalty:

1.	the representations and warranties of Bridgeport set forth in the Business Combination Agreement shall be true and correct;

2.	Bridgeport shall have performed and complied in all material respects with all covenants and agreements required by the Business Combination Agreement;

3.	there shall not have occurred any material adverse change in Bridgeport or the Bridgeport Group since the date of the Business Combination Agreement;

4.

the Lock-Up Agreements shall not have been terminated or otherwise breached in any manner by any of the Bridgeport Locked-Up Shareholders, such that as a result the Arrangement Resolution is not passed at the Bridgeport Meeting;

5.	the Bridgeport Shareholders voting separately and voting as a single class with the Existing Bridgeport Warrantholders, shall have approved the Arrangement Resolution at the Bridgeport Meeting;

6.	Dissent Rights shall have been exercised in respect of no more than 10% of the issued and outstanding Bridgeport Shares;

7.

each of the directors and officers (other than Ms. Shastri Ramnath and Mr. Hugh Snyder in their capacity as directors) of Bridgeport shall have tendered their resignations and provided mutual releases. The six director nominees and the management nominees of Premier Gold shall have been appointed to Bridgeport’s board and as officers of Bridgeport, respectively, with effect as of the Effective Time;

8.	Bridgeport shall have filed Articles of Arrangement in form and substance satisfactory to Premier Gold, acting reasonably, in accordance with the OBCA giving effect to the Arrangement; and

9.

Bridgeport shall have a minimum of $17 million in cash or cash equivalents prior to deducting the reasonable costs and expenses of Bridgeport associated with the completion of the Arrangement and the transactions contemplated by the Business Combination Agreement.

Termination

The Business Combination Agreement may be terminated at any time prior to the Effective Time, in the circumstances specified in the Business Combination Agreement, including:

1.	by mutual written consent of Bridgeport, Premier Gold and Premier Royalty;

2.

by a party if a condition in its favour or a mutual condition is not satisfied by December 31, 2012 (or any earlier date by which such condition is required to be satisfied) except where such failure is the result of a breach of the Business Combination Agreement by such party;

3.

by Bridgeport, on the one hand, or Premier Gold and Premier Royalty, on the other hand, if there has been a material breach of any of the representations, warranties, covenants and agreements on the part of the other party set forth in the Business Combination Agreement, which breach has or is likely to result in the failure of the conditions set forth in Section 8.1, 9.1, or 10.1 of the Business Combination Agreement, as the case may be, to be satisfied and in each case has not been cured within ten business days;

4.

by any party if any permanent order, decree, ruling or other action of a court or other competent authority restraining, enjoining or otherwise preventing the consummation of the Business Combination shall have become final and non-appealable;

5.	by Bridgeport, on the one hand, or Premier Gold and Premier Royalty, on the other hand, if:

	(i)	the other party withdraws or modifies in a manner adverse to the initial party, its approval of the Business Combination Agreement or its recommendation to vote in favour of the Arrangement; or

	(ii)	the Arrangement Resolution is not approved by the Bridgeport Shareholders and existing Bridgeport Warrantholders, voting as a single class;

6.

by Bridgeport, on the one hand, or Premier Gold and Premier Royalty, on the other hand, if the Arrangement is not completed by December 31, 2012, provided that the party then seeking to terminate the Business Combination Agreement is not then in default of any of its obligations thereunder;

7.

by Premier Gold and Premier Royalty if any of the Lock-Up Agreements have been terminated or otherwise breached in any manner by any of the Bridgeport Locked-Up Shareholders, such that it is clear that as a result of such breach or termination, the Arrangement Resolution will not be passed at the Bridgeport Meeting; or

8.

by Bridgeport, on the one hand, or Premier Gold and Premier Royalty, on the other hand, if the other party has breached the provisions of Sections 7.5 or 7.6 of the Business Combination Agreement in any material manner.

Representations and Warranties

Bridgeport and Premier Gold and Premier Royalty have made certain representations and warranties in the Business Combination Agreement. The representations and warranties expire and terminate on the earlier of the Effective Date or the termination of the Business Combination Agreement, other than the representation and warranty provided by Premier Gold with respect to tax matters which survives indefinitely.

The representations and warranties made by each of the parties relate to, among other things: organization and good standing; consents, authorizations and binding effect; insurance; litigation and compliance; financial statements; taxes; pension and other employee plans; labour relations; contracts; absence of certain changes; subsidiaries; capitalization; environmental matters; indebtedness; undisclosed liabilities; due diligence investigations; U.S. matters; Competition Act and Investment Canada Act; brokers; and residency.

In the case of Premier Gold and Premier Royalty, the representations and warranties made by such parties also relate to, among other things: royalties; financial records; and ownership of Premier Royalty Shares.

In the case of Bridgeport, the representations and warranties made by such party also relate to, among other things: its business; and public filings.

Covenants

Bridgeport and Premier Gold and Premier Royalty have respectively covenanted to each other that they will, among other things:

1.	grant the other party and its advisors reasonable access at reasonable times to all properties, books, accounts, records, contracts, files, correspondence, tax records, and documents;

2.	conduct their respective businesses only in the ordinary course consistent with past practice, and not take certain actions set out in the Business Combination Agreement;

3.	ensure that all property continues to be insured substantially in the manner and to the extent they are currently insured;

4.	use all reasonable efforts to cause all of the conditions to the obligations under the Business Combination Agreement to be satisfied on or prior to the Effective Date;

5.	use all reasonable efforts and cooperate with each other to obtain all consents, waivers, approvals, and authorizations which may be necessary to effect the Business Combination;

6.

promptly execute and file, or join in the execution and filing of, any application or other document that may be necessary in order to obtain the authorization, approval or consent which may be reasonably required, or which any other party may reasonably request in connection with the consummation of the transactions contemplated by the Business Combination Agreement;

7.

vigorously defend, or shall cause to be vigorously defended, any lawsuits or other legal proceedings brought against the parties, or their respective officers, directors or shareholders, challenging the Business Combination Agreement or the completion of the Business Combination, and the parties shall cooperate with each other in all respects in such defense;

8.	consult with each other before issuing any press release or otherwise making a public statement with respect to the Business Combination Agreement;

9.

other than permitted in the Business Combination Agreement, not solicit any offers to purchase their respective shares or assets and not initiate or encourage any discussions or negotiations with any third party with respect to a transaction or amalgamation, merger, take-over, plan of arrangement or similar transaction, or any financing transaction involving Premier Gold, Premier Royalty or Bridgeport;

10.

not take any action, refrain from taking any action or permit any action to be taken or not taken, inconsistent with the provisions of this Business Combination Agreement or which would or could reasonably be expected to materially impede the completion of the transactions contemplated thereby or which would or could reasonably be expected to have a material adverse effect on such party;

11.

indemnify and hold harmless the other parties, and such other parties’ respective directors, officers and advisors, from and against all claims, damages, liabilities, actions or demands insofar as such claims, damages, liabilities, actions or demands arise out of or are based upon the information supplied by a party and contained in this Information Circular having contained a misrepresentation;

12.

carry out the Business Combination with the intention that the Bridgeport securities issued to and exchanged with existing Bridgeport Securityholders on completion of the Business Combination will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof; and

13.

make joint elections with any of Premier Gold, Aberdeen and the holders of the Convertible Debentures in prescribed form and within the prescribed time as may be requested by Premier Gold, Aberdeen and the holders of the Convertible Debentures, as may be the case, in respect of the Business Combination pursuant to Section 85 of the Tax Act.

Premier Gold and Premier Royalty have also covenanted to Bridgeport that they will, among other things:

1.	ensure that upon completion of the Business Combination, the Convertible Debentures will convert into Premier Royalty Units;

2.	in the case of Premier Gold, not sell or otherwise dispose of any Premier Royalty Shares prior to the Effective Date;

3.

in the case of Premier Gold, grant a right of first refusal in favour of the Resulting Issuer to purchase any royalties on Premier Gold’s properties that Premier Gold may seek to sell at fair market value for a period of 24 months following the Effective Date; and

4.

ensure that the information supplied by Premier Gold or Premier Royalty for inclusion or incorporation by reference in this Information Circular complies as to form in all material respects with Canadian securities law and at the time of the mailing of this Information Circular none of such information will contain any untrue statement of a material fact or omit to state any material fact required to be stated.

Bridgeport has also covenanted to Premier Gold and Premier Royalty that it will, among other things:

1.

ensure that, other than the Bridgeport Options held by Hugh Snyder and Shastri Ramnath (which shall expire and be cancelled without any payment or other consideration on the Effective Date), all of the remaining Bridgeport Options shall expire without any payment or other consideration on the 90th day following the Effective Date;

2.

use commercially reasonable efforts to obtain conditional approval from the TSX to the Business Combination and the listing thereon of the Post-Consolidation Bridgeport Shares to be issued in connection with the Business Combination and the Post-Consolidation Bridgeport Shares issuable upon exercise of the warrants to be issued in connection with the Business Combination;

3.	not take any action which would be reasonably expected to result in the delisting or suspension of the Bridgeport Shares on the TSX;

4.	not apply to list any of the Arrangement Warrants on the TSX or other stock exchange;

5.	make all required United States federal and state securities filings in connection with the securities to be issued in connection with the Business Combination;

6.

as soon as commercially practicable following the Effective Time, cause delivery of certificates representing the Premier Royalty Gold Warrants, the Class II Premier Royalty Gold Warrants and the Premier Royalty Aberdeen Warrants and, if applicable, the Premier Royalty Golden Arrow Warrants, that holders of such warrants are entitled to receive in accordance with the Business Combination Agreement;

7.

ensure that this Information Circular complies as to form in all material respects with Canadian securities law and that none of the information to be supplied by Bridgeport for inclusion or incorporation by reference in this Information Circular will at the time of the mailing of this Information Circular contain any untrue statement of a material fact or omit to state any material fact required to be stated;

8.

give Premier Gold and its legal counsel reasonable time to review and comment upon drafts of all material to be filed by Bridgeport with the Court or any governmental entity in connection with the Business Combination;

9.

subject to obtaining all approvals as required by the Interim Order, bring an application as soon as reasonably practicable after the Bridgeport Meeting but in any event no later than three business days thereafter, before the Court pursuant to the OBCA for the Final Order in a manner and form acceptable to Premier Gold, acting reasonably, and thereafter proceed with and diligently pursue obtaining the Final Order;

10.	consult with Premier Gold with respect to any proposal from any party that the Final Order contain any provision inconsistent with the Business Combination Agreement;

11.

subject to obtaining the Final Order and the satisfaction or waiver of the conditions precedent set forth in the Business Combination Agreement, file the Articles of Arrangement and such other documents as may be required in connection therewith under the OBCA to give effect to the Business Combination;

12.	cause Premier Royalty to repay the outstanding balance on the Convertible Bridge Loan; and

13.

use its commercially reasonable efforts to obtain, prior to the completion of the Business Combination, regulatory approval, including TSX approval, of the Share Incentive Plan and the grant of the New Bridgeport Options to certain employees, consultants, officers and directors of Bridgeport following the completion of the Business Combination.

Lock-Up Agreements

As of the date hereof, Lock-Up Agreements have been entered into pursuant to the Business Combination Agreement with the Bridgeport Locked-Up Shareholders holding an aggregate of 12,613,900 Bridgeport Shares representing approximately 25% of the Bridgeport Shares on an undiluted basis.

The following description of certain material provisions of the Lock-Up Agreements is a summary only and is not comprehensive.

Pursuant to the Lock-Up Agreements, the Bridgeport Locked-Up Shareholders agreed that they will vote or cause to be voted their Bridgeport Shares in support of the Arrangement Resolution and any other matter to be considered at the Bridgeport Meeting which is reasonably necessary for the consummation of the Arrangement.

In addition, each Bridgeport Locked-Up Shareholder covenanted and agreed that, until the earlier of (i) the Effective Time and (ii) the termination of the Lock-Up Agreements, such shareholder:

1.

will not, directly or indirectly (i) solicit, initiate, facilitate or knowingly encourage an Acquisition Proposal (as defined below) or the initiation of any inquiries or proposals regarding an Acquisition Proposal, (ii) participate in any substantive discussions or negotiations with any person (other than Premier Gold, Premier Royalty, or any of their associates or affiliates) regarding an Acquisition Proposal, (iii) approve, accept, endorse or recommend, or propose publicly to approve, accept, endorse or recommend, any Acquisition Proposal, or (iv) accept or enter into or publicly propose to accept or enter into, any agreement, understanding or arrangement or other contract in respect of an Acquisition Proposal;

2.

will immediately cease and cause its representatives to cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons with respect to any Acquisition Proposal;

3.

will promptly (and in any event within 24 hours after it has received any proposal, inquiry, offer or request) notify Premier Gold and Premier Royalty, at first orally and then in writing, in the event it or its representatives receives an Acquisition Proposal, including the material terms and conditions thereof, and the identity of the person or persons making the Acquisition Proposal;

4.

will not, without the prior written consent of Premier Gold and Premier Royalty, option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey any Bridgeport Shares or convertible securities of Bridgeport, or any right or interest therein, to any person or group or agree to do any of the foregoing;

5.

will not grant or agree to grant any proxy or other right to vote any Bridgeport Shares, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approval of any kind as to the Bridgeport Shares that in each case might reasonably be regarded as likely to prevent or delay the successful completion of the Arrangement or the other transactions contemplated by the Business Combination Agreement or the Lock-Up Agreement;

6.

will not take any other action of any kind which could reasonably be expected to delay or interfere with the completion of the Arrangement and the other transactions contemplated by the Business Combination Agreement or the Lock-Up Agreement;

7.

will not vote or cause to be voted any Bridgeport Shares in respect of any proposed action by Bridgeport or its shareholders, associates or affiliates or any other person in a manner which might reasonably be regarded as likely to prevent or delay the successful completion of the Arrangement or the other transactions contemplated by the Business Combination Agreement or the Lock-Up Agreement;

8.

irrevocably waives to the fullest extent permitted by law any and all of its rights to dissent with respect to the Arrangement Resolution or any other resolution relating to the approval of the Arrangement and will not exercise any such right with respect to any such resolution;

9.

in the event that any transaction other than the Arrangement is presented for approval of or acceptance by the Bridgeport Securityholders by a person other than Premier Gold, Premier Royalty or its associates or affiliates, will cause its Bridgeport Shares to be counted as present for purposes of establishing a quorum and will vote, or cause to be voted, its Bridgeport Shares against such transaction and will not purport to tender or deposit into any such transaction any of its Bridgeport Shares or convertible securities of Bridgeport, or otherwise accept, assist or further the successful completion of such transaction;

10.

will cause its Bridgeport Shares to be counted as present for purposes of establishing a quorum and will vote, or cause to be voted, its Bridgeport Shares against and not otherwise support (A) any amendment to Bridgeport’s articles or by-laws or other proposal or transaction involving Bridgeport which amendment or other proposal or transaction would in any manner delay, impede, frustrate or prevent the Arrangement or any of the transactions reasonably necessary for the consummation of the Arrangement, or change in any manner the voting rights of the Bridgeport Shares or any other securities of Bridgeport, or (B) any action, agreement, transaction or proposal that might reasonably be regarded as being directed toward or likely to prevent or delay the Bridgeport Meeting or the successful completion of the Arrangement or of the transactions reasonably necessary for the consummation of the Arrangement;

11.

will, in the event that any transaction other than the Arrangement is presented by Premier Gold or Premier Royalty for approval of or acceptance by the security holders of Bridgeport, vote in favour of, accept, assist or otherwise further the successful completion of such transaction or tender or deposit into any such transaction its Bridgeport securities, provided that the value of the consideration for the Bridgeport Shares under such transaction is equal to or higher than the value of the consideration for the Bridgeport Shares under the Arrangement; and

12.

will take all such steps as are necessary or advisable to ensure that at the Effective Date, its Bridgeport securities will be held by such shareholder with good and marketable title thereto, free and clear of any and all encumbrances and demands of any kind and will not be subject to any shareholders’ agreement, voting trust or similar agreement or any option, right or privilege capable of becoming a shareholders’ agreement, voting trust or other agreement affecting its Bridgeport securities or the ability of the shareholder to exercise all ownership rights thereto, including the voting of its Bridgeport Shares in favour of the Arrangement Resolution and any other resolution contemplated by the Business Combination Agreement.

For the purposes of the Lock-Up Agreements, “Acquisition Proposal” means, other than from or with Premier Gold or a subsidiary of Premier Gold, (i) any merger, amalgamation, statutory arrangement, recapitalization or take-over bid involving Bridgeport or any of its subsidiaries, (ii) any sale of any properties or assets of Bridgeport or any of its subsidiaries which are material to Bridgeport on a consolidated basis, or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale of any such material properties or assets, or any sale or grant of a royalty or similar type of transaction with respect to any such material properties or assets, (iii) any liquidation, winding-up, sale or redemption of a material number of shares, or rights or interests therein or thereto, or any similar transaction involving Bridgeport or any of its subsidiaries, (iv) any other transaction which would, or could, impede the completion of the Arrangement or any of the other transactions contemplated in the Business Combination Agreement, or (v) a written inquiry or proposal with respect to any of the foregoing.

The Lock-Up Agreements may be terminated by Premier Gold or Premier Royalty, when not in material default in the performance of its obligations under the Lock-Up Agreements or the Business Combination Agreement, by written notice to the Bridgeport Locked-Up Shareholders if: (i) any of the representations and warranties of the Bridgeport Locked-Up Shareholders are not true and correct in all material respects; or (ii) the Bridgeport Locked-Up Shareholders do not comply with their covenants contained in the Lock-Up Agreement in all material respects.

A Bridgeport Locked-Up Shareholder, when not in material default of the performance of its obligations under its Lock-Up Agreement, may terminate its Lock-Up Agreement by written notice to Premier Gold and Premier Royalty if: (i) any of the representations and warranties of Premier Gold or Premier Royalty are not true and correct in all material respects; or (ii) Premier Gold or Premier Royalty do not comply with their covenants contained in the Lock-Up Agreement in all material respects.

Unless extended by mutual agreement, the Lock-Up Agreements shall automatically terminate on December 31, 2012. In addition, the Lock-Up Agreements shall automatically terminate in the event that the Business Combination Agreement is terminated.

The Arrangement Resolution

At the Bridgeport Meeting, Bridgeport Securityholders will be asked to approve the Arrangement Resolution to authorize the Arrangement substantially in the form attached as Schedule “E” to this Information Circular.

In order to be adopted, the Arrangement Resolution must be approved by: (i) at least two-thirds of the votes cast by the holders of the Bridgeport Shares, either present in person or represented by proxy at the Bridgeport Meeting in accordance with the OBCA; and (ii) at least two-thirds of the votes cast by the holders of Bridgeport Shares and Existing Bridgeport Warrants, voting together as a single class, and either present in person or represented by proxy at the Bridgeport Meeting, in accordance with the Interim Order. If the Arrangement Resolution is adopted by the Bridgeport Shareholders and the Bridgeport Securityholders, Bridgeport currently intends to file the Articles of Arrangement on or about two business days following the date of the Bridgeport Meeting.

In addition, aside from the shareholder approval requirements of the OBCA and the securityholder approval requirement of the Court in the Interim Order, the Arrangement Resolution is also subject to shareholder approval under Sections 604 and 607(g)(i) of the TSX Company Manual, and such approval will be satisfied upon receipt of the approval of Bridgeport Shareholders in accordance with paragraph (i) above.

The Management Proxyholders named in the attached Shareholder Proxy or Warrantholder Proxy, as applicable, intend to vote in favour of the Arrangement Resolution unless a Bridgeport Securityholder specifies in the applicable proxy that his or her Bridgeport Securities are to be voted against the Arrangement Resolution.

The Arrangement will not be effective until all applicable filings are complete. The Bridgeport Board reserves the right to revoke all or part of the Articles of Arrangement at any time prior to their becoming effective, or to not proceed with the filing of the Articles of Arrangement at all.

THE SHARE INCENTIVE PLAN RESOLUTION

In the event that the Arrangement Resolution is approved by Bridgeport Securityholders at the Bridgeport Meeting, Bridgeport Shareholders will also be asked to approve the Share Incentive Plan Resolution to authorize the adoption of the Share Incentive Plan. The Share Incentive Plan Resolution to be presented to the Bridgeport Meeting is substantially as set forth in Schedule “F” to this Information Circular and a copy of the Share Incentive Plan is attached hereto in Schedule “M” to this Information Circular. Pursuant to the Share Incentive Plan, the maximum aggregate number of Post-Consolidation Bridgeport Shares that may be issued pursuant to the Share Incentive Plan will be 13.5% of the Post-Consolidation Bridgeport Shares issued and outstanding from time to time.

In order to be adopted, the Share Incentive Plan Resolution must be approved by a majority of the votes cast by the Bridgeport Shareholders, either present in person or represented by proxy at the Bridgeport Meeting. The Share Incentive Plan remains subject to Regulatory Approval, including without limitation, approval of the TSX.

The Management Proxyholders named in the attached Shareholder Proxy intend to vote in favour of the Share Incentive Plan Resolution unless a Bridgeport Shareholder specifies in the proxy that his or her Bridgeport Shares are to be voted against the Share Incentive Plan Resolution.

If the Share Incentive Plan Resolution is approved at the Bridgeport Meeting, the Bridgeport Plan will expire upon the expiry of all Bridgeport Options issued under the Bridgeport Plan and no additional Bridgeport Options will be issued under the Bridgeport Plan following the Effective Date. It is anticipated that at the Effective Date: (i) Bridgeport Options exercisable for up to 442,500 Post-Consolidation Bridgeport Shares will be outstanding under the Bridgeport Plan; (ii) New Bridgeport Options exercisable for up to 2,125,000 Post-Consolidation Bridgeport Shares will be outstanding under the Share Incentive Plan; and (iii) Bridgeport will be able to grant up to an additional 2,683,933 New Bridgeport Options under the Share Incentive Plan, as of the Effective Date (assuming Premier Gold does not exercise its conversion right in respect of the Convertible Bridge Loan).

The following summary of the Share Incentive Plan is qualified in its entirety by the provisions of the Share Incentive Plan.

The Share Incentive Plan, which consists of the share purchase plan (the “Share Purchase Plan”), the share bonus plan (the “Share Bonus Plan”) and the share option plan (the “Share Option Plan”), is to be administered by the directors of the Resulting Issuer, or if the directors so determine, the committee of the directors authorized to administer the Share Incentive Plan (the directors or such committee, referred to herein as the “Committee”). The Share Incentive Plan is described below.

Summary of Share Incentive Plan

Share Option Plan

The Share Option Plan provides for the grant of non-transferable options (“Options”) for the purchase of common shares to eligible participants. Under the Share Option Plan, eligible participants include the directors, officers and employees (including both full-time and part-time employees) of the Resulting Issuer or of any designated affiliate of the Resulting Issuer and any person or corporation engaged to provide ongoing management or consulting services for the Resulting Issuer or a designated affiliate of the Resulting Issuer or any employee of such person or corporation. Subject to the provisions of the Share Incentive Plan, the Committee has the authority to select those persons to whom Options will be granted, the number of common shares subject to Options which may be granted and the price at which common shares may be purchased pursuant to the exercise of Options. Subject to the provisions of the Share Option Plan, no Option may be exercised unless the optionee at the time of exercise thereof is:

(a)

in the case of an eligible employee, an officer of the Resulting Issuer or a designated affiliate of the Resulting Issuer or in the employment of the Resulting Issuer or a designated affiliate of the Resulting Issuer and has been continuously an officer or so employed since the date of the grant of such Option, provided, however, that a leave of absence with the approval of the Resulting Issuer or such designated affiliate of the Resulting Issuer will not be considered an interruption of employment for the purposes of the Share Option Plan;

(b)

in the case of an eligible director who is not also an eligible employee, a director of the Resulting Issuer or a designated affiliate of the Resulting Issuer and has been such a director continuously since the date of the grant of such Option; and

(c)

in the case of any other eligible participant, engaged, directly or indirectly, in providing ongoing management, consulting or other services for the Resulting Issuer or a designated affiliate of the Resulting Issuer and has been so engaged since the date of the grant of such Option.

The exercise price of any Option may not be less than the closing price of the common shares on the principal stock exchange on which the common shares are listed on the last trading day immediately preceding the date of grant of the Option. Each Option, unless sooner terminated pursuant to the provisions of the Share Option Plan, will expire on a date to be determined by the Committee at the time the Option is granted, subject to amendment by an employment contract, which date cannot be later than ten years after the date the Option is granted. However, if the expiration date falls within a blackout period or within ten business days after a blackout period expiry date, then the expiration date of the Option will be the date which is ten business days after the blackout period expiry date.

An Option may be exercised during the term of the Option only in accordance with the vesting schedule, if any, determined by the Committee at the time of the grant of the Option, which vesting schedule may include performance vesting or acceleration of vesting in certain circumstances and which may be amended or changed by the Committee from time to time with respect to a particular Option. If the Committee does not determine a vesting schedule at the time of the grant of any particular Option, such Option will be exercisable in whole at any time, or in part from time to time, during the term of the Option. If a take-over bid (within the meaning of the Securities Act (Ontario)) is made for all or a portion of the common shares, then the Committee may permit all Options outstanding which have limits on their exercise to become immediately exercisable in order to permit common shares issuable under such Options to be tendered to such take-over bid.

If Options granted under the Share Option Plan are surrendered, terminated or expire without being exercised in whole or in part, new Options may be granted covering the common shares not purchased under the lapsed Options.

If a participant (i) ceases to be a director of the Resulting Issuer and of the designated affiliates of the Resulting Issuer (and is not or does not continue to be an employee thereof) for any reason (other than death), or (ii) ceases to be employed by, or provide services to, the Resulting Issuer or the designated affiliates of the Resulting Issuer (and is not or does not continue to be a director or officer thereof), or any corporation engaged to provide services to the Resulting Issuer or the designated affiliates of the Resulting Issuer, for any reason (other than death) or receives notice from the Resulting Issuer or any designated affiliate of the Resulting Issuer of the termination of his or her employment contract, except as otherwise provided in any employment contract or the terms and conditions of any Option, in situations of termination not for cause, such participant may exercise his or her Options until the expiration of the respective terms of such Options to the extent that such participant was entitled to exercise such Options at the date of termination, and, in situations other than a termination not for cause, such participant will have 90 days following termination to exercise his or her Options to the extent that such participant was entitled to exercise such Options at the date of termination or termination. Notwithstanding the foregoing or any employment contract, in no event may such right extend beyond the original Option period.

The aggregate number of common shares reserved for issue pursuant to the Share Option Plan will be determined from time to time by the Committee but, in any case, cannot exceed 10% of the aggregate number of common shares outstanding at the time of the grant of the applicable Option. The Share Option Plan is a “rolling” maximum share option plan, and any increase in the number of outstanding common shares will result in an increase in the number of common shares that are available to be issued under the Share Option Plan and any exercise of an Option previously issued under the Share Option Plan will result in an additional grant being available under the Share Option Plan.

Share Purchase Plan

The Share Purchase Plan permits participants to make contributions pursuant to the Share Purchase Plan toward the purchase of common shares and provides that the Resulting Issuer will match such contributions. Eligible participants under the Share Purchase Plan include the officers and employees (including both full-time and part-time employees) of the Resulting Issuer or of any designated affiliate of the Resulting Issuer and any person or corporation engaged to provide ongoing management or consulting services for the Resulting Issuer or a designated affiliate of the Resulting Issuer (or any employee of such person or corporation) who have been providing services to the Resulting Issuer or any designated affiliate of the Resulting Issuer for at least the immediately preceding 12 months. The Committee has the right to waive such 12 month period, or to determine that the Share Purchase Plan does not apply to any eligible employee or other participant. The Resulting Issuer will match the participant’s contributions under the Share Purchase Plan, which cannot exceed 10% of the participant’s basic annual remuneration, on a quarterly basis and each participant will then be issued common shares having a value equal to the aggregate amount contributed to the Share Purchase Plan by the participant and the Resulting Issuer. The purchase price per share will be the weighted average price of the common shares on a stock exchange for the five business days preceding the date in respect of which the common shares are issued.

If a participant ceases to be employed by, or provide services to, the Resulting Issuer or any designated affiliates of the Resulting Issuer for any reason (including disability or death) or receives notice from the Resulting Issuer of the termination of his or her contract of service or employment:

•	the participant will automatically cease to be entitled to participate in the Share Purchase Plan;

•	any portion of the participant’s contribution then held in trust for the participant will be paid to the participant or the estate of the participant;

•	any portion of the Resulting Issuer’s contribution then held in trust for the participant will be returned and paid to the Resulting Issuer; and

•	any common shares then held in safekeeping for the participant will be delivered to the participant or to the participant’s estate.

If there is a take-over bid within the meaning of the Securities Act (Ontario) made for all or a portion of the outstanding common shares, then the Committee may, by resolution, make any common shares held in trust for a participant immediately deliverable in order to permit such common shares to be tendered to such take-over bid. In addition, the Committee may, by resolution, permit the Resulting Issuer’s contribution to be made and common shares to be issued for the then aggregate contribution prior to the expiry of any such take-over bid in order to permit such common shares to be tendered to such take-over bid.

The aggregate number of common shares reserved for issue pursuant to the Share Purchase Plan will be determined from time to time by the Committee but, in any case, cannot exceed 2.5% of the aggregate number of common shares outstanding at the time of the proposed grant of common shares. Any increase in the number of outstanding common shares will result in an increase in the number of common shares that are available to be issued under the Share Purchase Plan. However, common shares issued pursuant to the Share Purchase Plan shall not be available for future grants under the Share Purchase Plan.

Share Bonus Plan

The Share Bonus Plan permits common shares to be issued as a discretionary bonus to eligible participants which include the directors, officers and employees (including both full-time and part-time employees) of the Resulting Issuer or of any designated affiliate of the Resulting Issuer and any person or corporation engaged to provide ongoing management or consulting services for the Resulting Issuer or a designated affiliate of the Resulting Issuer or any employee of such person or corporation.

The aggregate number of common shares reserved for issue pursuant to the Share Bonus Plan will be determined from time to time by the Committee but, in any case, cannot exceed 1% of the aggregate number of common shares outstanding at the time of the proposed grant of common shares. Any increase in the number of outstanding common shares will result in an increase in the number of common shares that are available to be issued under the Share Bonus Plan. However, common shares issued pursuant to the Share Bonus Plan shall not be available for future grants under the Share Bonus Plan.

General Provisions of the Share Incentive Plan

The Share Incentive Plan contains the insider participation limit (as that term is defined in the TSX Company Manual), which provides that, in no event, shall any security-based compensation arrangement of the Resulting Issuer, together with all other previously established and proposed security-based compensation arrangements of the Resulting Issuer, result in (a) the number of common shares reserved for issuance from treasury at any time pursuant to Options granted to insiders of the Resulting Issuer exceeding 10% of the issued and outstanding common shares; or (b) the issuance from treasury to insiders of the Resulting Issuer, within a one-year period, of a number of common shares which exceeds 10% of the issued and outstanding common shares.

No rights under the Share Incentive Plan and no Option awarded under the Share Option Plan are assignable or transferable by any participant in the Share Incentive Plan other than pursuant to a will or by the laws of descent and distribution.

The Committee has the right, under the Share Incentive Plan, without the approval of the shareholders of the Resulting Issuer, to suspend or terminate (and to re-instate) the Share Purchase Plan, the Share Option Plan or the Share Bonus Plan and to make certain amendments to the Share Incentive Plan, including, but not limited to, amendments of a “housekeeping” nature, to comply with applicable law or regulation, to the vesting provisions of the Share Purchase Plan or the Share Option Plan, to the terms of any Option previously granted (with the consent of the optionee), with respect to the effect of the termination of a participant’s employment or services or an optionee’s position, employment or services, to the categories of persons who are participants, to the contribution mechanics of the Share Purchase Plan, in respect of the administration or implementation of the Share Incentive Plan, and amendments to provide a cashless exercise feature to any Option or the Share Option Plan (provided that such amendment ensures the full deduction of the number of underlying common shares from the total number of common shares subject to the Share Option Plan).

The Committee has the right, under the Share Incentive Plan, with the approval of the shareholders of the Resulting Issuer, to make certain amendments to the Share Incentive Plan, including, but not limited to, any change to the number of common shares issuable from treasury under the Share Incentive Plan, any amendment which would change the number of days of an extension of the expiration date of the Options expiring during or immediately following a Blackout Period, any amendment which reduces the exercise price of any Option, any amendment which extends the expiry date of an Option, any amendment which cancels any Option and replaces such Option with an Option which has a lower exercise price, and any amendment which would permit Options to be transferred or assigned by any participant other than as currently permitted under the Share Incentive Plan.

THE OPTION REPLACEMENT RESOLUTION

In the event that the Arrangement Resolution is approved by Bridgeport Securityholders at the Bridgeport Meeting, Bridgeport Shareholders will also be asked to approve the Option Replacement Resolution. Pursuant to the Option Replacement, an aggregate of 2,650,000 Bridgeport Options held by Mr. Hugh Snyder and Ms. Shastri Ramnath with exercise prices ranging from $0.50 to $1.40 (on a pre-Consolidation basis) will be cancelled as of the Effective Date. It is anticipated that after the Effective Date, an aggregate of 250,000 New Bridgeport Options will be issued to Mr. Hugh Snyder and Ms. Shastri Ramnath, each entitling the holder to acquire one Post-Consolidation Bridgeport Share at an exercise price of $2.00 (on a post-Consolidation basis) for a period of five years, subject to the approval of the TSX and Resulting Issuer Board. Although Bridgeport is not required to submit the Option Replacement to Bridgeport Shareholders for approval in accordance with the provisions of the OBCA, it is required to do so in accordance with the applicable regulations of the TSX. The Option Replacement Resolution to be presented to the Bridgeport Meeting is substantially as set forth in Schedule “G” to this Information Circular.

In order to be adopted, the Option Replacement Resolution must be approved by a majority of the votes cast by Bridgeport Shareholders (other than Mr. Hugh Snyder and Ms. Shastri Ramnath) voted either in person or by proxy at the Bridgeport Meeting.

The Management Proxyholders of Bridgeport named in the attached Shareholder Proxy intend to vote in favour of the Option Replacement Resolution, unless a Bridgeport Shareholder specifies in the proxy that his or her Bridgeport Shares are to be voted against the Option Replacement Resolution.

The Bridgeport Board reserves the right at any time prior to the completion of the Option Replacement not to proceed with the Option Replacement.

RIGHTS OF DISSENTING SHAREHOLDERS

Holders of Bridgeport Shares may exercise Dissent Rights from the Arrangement Resolution pursuant to and in the manner set forth under Section 185 of the OBCA, provided that notwithstanding Subsection 185(6) of the OBCA, the written objection to the Arrangement Resolution must be sent to Bridgeport by holders who wish to dissent and received by Bridgeport not later than 5:00 p.m. (Toronto time) on the date that is two Business Days immediately prior to the Bridgeport Meeting or any date to which the Bridgeport Meeting may be postponed or adjourned. Bridgeport Shareholders who wish to dissent should take note that the procedures for dissenting to the Arrangement Resolution require strict compliance with the applicable dissent procedures.

Dissent Rights to the Arrangement Resolution for Bridgeport Shareholders

As indicated in the notice of the Bridgeport Meeting, any holder of Bridgeport Shares is entitled to be paid the fair value of his Bridgeport Shares in accordance with the Plan of Arrangement and Section 185 of the OBCA if such holder exercises Dissent Rights and the Arrangement becomes effective.

A Bridgeport Shareholder is not entitled to exercise Dissent Rights with respect to such holder’s Bridgeport Shares if such holder votes any of those shares in favour of the Arrangement Resolution. A brief summary of the provisions of Section 185 of the OBCA is set out below. This summary is qualified in its entirety by the provisions of Section 185 of the OBCA, the full text of which are set forth in Schedule “D” to this Information Circular, and by the Plan of Arrangement.

Section 185 of the OBCA

The OBCA provides that Bridgeport Shareholders who dissent to certain actions being taken by Bridgeport may exercise a right of dissent and require Bridgeport to purchase the Bridgeport Shares held by such Bridgeport Shareholders at the fair value of such shares. This dissent right is applicable where Bridgeport proposes to complete an arrangement, including the Arrangement as proposed pursuant to the Plan of Arrangement.

A holder of Bridgeport Shares is not entitled to exercise Dissent Rights in respect of the Arrangement Resolution if such holder votes any of the Bridgeport Shares beneficially held by such holder in favour of the Arrangement Resolution. The execution or exercise of a proxy does not constitute a written objection for purposes of the right to dissent under the OBCA.

The following summary does not purport to provide comprehensive statements of the procedures to be followed by a dissenting shareholder under the OBCA or Plan of Arrangement and reference should be made to the specific provisions of Section 185 of the OBCA, and the Plan of Arrangement. The OBCA requires strict adherence to the procedures regarding the exercise of rights established therein. The failure to adhere to such procedures may result in the loss of all rights of dissent. Accordingly, each Bridgeport Shareholder who wishes to exercise Dissent Rights should carefully consider and comply with the provisions of Section 185 of the OBCA and the Plan of Arrangement and consult a legal advisor. A copy of Section 185 of the OBCA is set out in Schedule “D” to this Information Circular.

A Dissenting Bridgeport Shareholder is required to send a written objection to the Arrangement Resolution to Bridgeport prior to the Bridgeport Meeting. A vote against the Arrangement Resolution or a withholding of votes does not constitute a written objection. Within ten days after the Arrangement Resolution is approved by the Bridgeport Shareholders, Bridgeport must send to each Dissenting Bridgeport Shareholder a notice that the Arrangement Resolution has been adopted, setting out the rights of the Dissenting Bridgeport Shareholder and the procedures to be followed on exercise of those rights. The Dissenting Bridgeport Shareholder is then required, within 20 days after receipt of such notice (or if such shareholder does not receive such notice, within 20 days after learning of the adoption of the Arrangement Resolution), to send to Bridgeport a written notice containing the Dissenting Bridgeport Shareholder’s name and address, the number of Bridgeport Shares in respect of which the Dissenting Bridgeport Shareholder dissents and a demand for payment of the fair value of such shares and, within 30 days after sending such written notice, to send to Bridgeport or its transfer agent the appropriate share certificate or certificates representing the Bridgeport Shares in respect of which the Dissenting Bridgeport Shareholder has exercised Dissent Rights. A Dissenting Bridgeport Shareholder who fails to send to Bridgeport within the required periods of time the required notices or the certificates representing the Bridgeport Shares in respect of which the Dissenting Bridgeport Shareholder has dissented may forfeit its Dissent Rights under Section 185 of the OBCA.

If the matters provided for in the Arrangement Resolution become effective, then Bridgeport will be required to send, not later than the seventh day after the later of (i) the Effective Date, and (ii) the day the demand for payment is received, to each Dissenting Bridgeport Shareholder whose demand for payment has been received, a written offer to pay for the Bridgeport Shares of such Dissenting Bridgeport Shareholder in such amount as the directors of Bridgeport consider the fair value thereof accompanied by a statement showing how the fair value was determined unless there are reasonable grounds for believing that Bridgeport is, or after the payment would be, unable to pay its liabilities as they become due or the realizable value of Bridgeport’s assets would thereby be less than the aggregate of its liabilities. Bridgeport must pay for the Bridgeport Shares of a Dissenting Bridgeport Shareholder within ten days after an offer made as described above has been accepted by a Dissenting Bridgeport Shareholder, but any such offer lapses if Bridgeport does not receive an acceptance thereof within 30 days after such offer has been made.

If such offer is not made or accepted within 50 days after the Effective Date, Bridgeport may apply to a court of competent jurisdiction to fix the fair value of such shares. There is no obligation of Bridgeport to apply to the court. If Bridgeport fails to make such an application, a Dissenting Bridgeport Shareholder has the right to so apply within a further 20 days.

Addresses for Notice

All notices to Bridgeport of dissent to the Arrangement Resolution pursuant to Section 185 of the OBCA should be addressed to the attention of the Chief Executive Officer and be sent to:

Valiant Trust Company
Suite 710
130 King Street West
Toronto, Ontario
M5X 1A9

Strict Compliance with Dissent Provisions Required

The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Bridgeport Shareholder. Section 185 of the OBCA requires strict adherence to the procedures established therein and failure to do so may result in the loss of all Dissent Rights. Accordingly, each Bridgeport Shareholder who might desire to exercise Dissent Rights should carefully consider and comply with the provisions of the section, the full text of is set out in Schedule “D” to this Information Circular, and consult such holder’s legal advisor.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Cassels Brock & Blackwell LLP, counsel to Bridgeport, the following summary describes the principal Canadian federal income tax considerations relating to the Plan of Arrangement generally applicable to a Bridgeport Shareholder who, at all relevant times, for the purposes of the Tax Act: (a) deals at arm’s length with Bridgeport; (b) is not affiliated with Bridgeport; and (c) holds all Bridgeport Shares, and will hold all Post-Consolidation Bridgeport Shares and Arrangement Warrants acquired under the Arrangement and any Warrant Shares acquired upon exercise of the Arrangement Warrants, as capital property (each such Bridgeport Shareholder a “Holder”). For purposes of this summary, Bridgeport Shares, Post-Consolidation Bridgeport Shares and Warrant Shares are sometimes collectively referred to as “Common Shares”. A Holder’s Common Shares and Arrangement Warrants generally will be considered to be capital property of the Holder unless the Holder holds such securities in the course of carrying on a business of trading or dealing in securities or acquired the securities in a transaction considered to be an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act, the regulations thereunder (the “Regulations”), and counsel’s understanding of the current published administrative practices and assessing policies of the CRA publicly available prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act and the regulations announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed, although no assurances can be given in this regard. This summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental, regulatory, or judicial action or decision, or changes in the administrative practices of the CRA, nor does it take into account provincial, territorial or foreign income tax considerations, which may differ from the Canadian federal income tax considerations discussed below.

This summary is not applicable to a Holder that: (i) is a “financial institution” for the purposes of the “mark-to-market property” rules; (ii) is a “specified financial institution”; (iii) an interest in which is a “tax shelter investment”; or (iv) that has elected to report its “Canadian tax results” in a currency other than the Canadian currency, all within the meaning of the Tax Act. In addition, this summary does not address all issues relevant to Holders who acquired their Bridgeport Shares on the exercise of employee stock options. Such Holders should consult their own tax advisors.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not, and should not be construed as, legal, business or tax advice to any particular Holder and no representations with respect to the tax consequences to any particular Holder are made. Accordingly all Holders, and all other Bridgeport Shareholders, should consult their own tax advisors regarding the Canadian federal income tax consequences of the Arrangement applicable to their particular circumstances.

Consolidation

The Consolidation will not result in a disposition of Bridgeport Shares by Bridgeport Shareholders for Canadian federal income tax purposes. The aggregate adjusted cost base to a Bridgeport Shareholder for such purposes of all Bridgeport Post-Consolidation Shares held by the Bridgeport Shareholder immediately after the Arrangement will not change as a result of the Consolidation; however, the Holder’s adjusted cost base per Bridgeport Post-Consolidation Share will increase proportionately.

Holders Resident in Canada

This portion of the summary is applicable to a Holder who, for the purposes of the Tax Act, is resident or deemed to be resident in Canada at all relevant times (a “Resident Holder”). Certain Resident Holders whose Common Shares might not otherwise be capital property may, in certain circumstances, be entitled to make an irrevocable election under subsection 39(4) of the Tax Act to have such shares and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years deemed to be capital property. Such election would not apply to Arrangement Warrants. Resident Holders should consult their own tax advisors regarding whether an election under subsection 39(4) of the Tax Act is available and advisable in their particular circumstances.

Acquisition of Arrangement Warrants

A Resident Holder who acquires Arrangement Warrants pursuant to the Arrangement will not be required to include in computing income any amount in respect of the receipt of such Arrangement Warrants. The cost of Arrangement Warrants so acquired will be nil.

Expiry of Arrangement Warrants

The expiry of an unexercised Arrangement Warrant generally will result in a capital loss to the Resident Holder equal to the adjusted cost base of the Arrangement Warrant to the Resident Holder immediately before its expiry. For a general description of the tax treatment of capital gains and capital losses under the Tax Act, see below “Holders Resident in Canada - Treatment of Capital Gains and Capital Losses”.

Exercise of Arrangement Warrants

No gain or loss will be realized by a Resident Holder upon the exercise of an Arrangement Warrant to acquire a Warrant Share. When an Arrangement Warrant is exercised, the Resident Holder’s cost of the Warrant Share acquired thereby will be equal to the aggregate of the Resident Holder’s adjusted cost base of such Arrangement Warrant and the exercise price paid for the Warrant Share. The Resident Holder’s adjusted cost base of the Warrant Share so acquired will be determined by averaging the cost of the Warrant Share with the adjusted cost base to the Resident Holder of all other Common Shares held as capital property by the Resident Holder immediately before the exercise of the Arrangement Warrant.

Dividends on Common Shares

In the case of a Resident Holder who is an individual (other than certain trusts), dividends received or deemed to be received on the Common Shares will be included in computing the Resident Holder’s income, and will be subject to the normal gross-up and dividend tax credit rules applicable to dividends paid by taxable Canadian corporations under the Tax Act, including the enhanced gross-up and dividend tax credit applicable to any dividend designated as an “eligible dividend” in accordance with the provisions of the Tax Act.

A Resident Holder that is a corporation will be required to include in income any dividend received or deemed to be received on the Common Shares and generally will be entitled to deduct an equivalent amount in computing its taxable income. “Private corporations” (as defined in the Tax Act), or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), generally will be liable to pay a refundable tax of 33% under Part IV of the Tax Act on dividends received (or deemed to be received) on the Common Shares to the extent such dividends are deductible in computing taxable income for the year.

Dispositions of Arrangement Warrants and Common Shares

A Resident Holder who disposes of or is deemed to dispose of an Arrangement Warrant (other than on the exercise thereof) or a Common Share generally will realize a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the Resident Holder’s adjusted cost base of the security so disposed of immediately before the disposition and any costs of disposition.

Treatment of Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by the Resident Holder in such taxation year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a particular taxation year against taxable capital gains realized by the Resident Holder in the year. Allowable capital losses not deducted in a particular taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of any dividends received by such Resident Holder on the Common Share subject to and in accordance with the provisions of the Tax Act. Similar rules may apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

A Resident Holder that is a “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay an additional 6% refund able tax on certain investment income, including taxable capital gains.

Alternative Minimum Tax

Capital gains realized and dividends received by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act.

Dissenting Resident Holders

A Resident Holder who dissents in respect of the Plan of Arrangement and who receives payment from Bridgeport equal to the fair value of such Resident Holder’s Bridgeport Shares (a “Dissenting Resident Holder”) generally will be deemed to have received a taxable dividend equal to the amount (if any) by which the amount received from Bridgeport for such Bridgeport Shares, less an amount in respect of interest, if any, awarded by the Court, exceeds the paid-up capital of such Bridgeport Shares. For a general discussion of the tax treatment of dividends under the Tax Act, see above “Holders Resident in Canada - Dividends on Common Shares”.

A Dissenting Resident Holder will also be considered to have disposed of the Bridgeport Shares for proceeds of disposition equal to the amount paid to such Dissenting Resident Holder less an amount in respect of interest, if any, awarded by the Court and the amount of any deemed dividend. Dissenting Resident Holders may realize a capital gain or sustain a capital loss in respect of such disposition. For a general description of the tax treatment of capital gains and capital losses under the Tax Act, see above “Holders Resident in Canada - Treatment of Capital Gains and Capital Losses”.

Any interest awarded to a Dissenting Resident Holder by the Court will be included in the Dissenting Resident Holder’s income for the purposes of the Tax Act and, where the Dissenting Resident Holder is a “Canadian-controlled private corporation” (as defined in the Tax Act), the Dissenting Resident Holder may be liable for an additional refundable tax of 6% in respect of any such interest.

Eligibility for Investment

Provided the Post-Consolidation Bridgeport Shares and Warrant Shares are listed on a “designated stock exchange” for purposes of the Tax Act (which includes the TSX), such shares, if issued on the date hereof, would be qualified investments under the Tax Act and the Regulations for trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts (“TFSAs”), all as defined in the Tax Act. The Arrangement Warrants and in addition the Post-Consolidation Bridgeport Shares and Warrant Shares will also be a qualified investment for such plans if Bridgeport is a “public corporation” (other than a mortgage investment corporation) as defined in the Tax Act provided in the case of the Arrangement Warrants that Bridgeport deals at arm’s length with each person who is an annuitant, a beneficiary, an employer or a subscriber under, or a holder of, such plan and any person who does not deal at arm’s length with that person.

Provided that for purposes of the Tax Act the annuitant of an RRSP or RRIF, or the holder of a TFSA, as the case may be, deals at arm’s length with Bridgeport and does not have a “significant interest” in Bridgeport or a corporation, partnership or trust with which Bridgeport does not deal at arm’s length, the Post-Consolidation Bridgeport Shares, Arrangement Warrants and Warrant Shares would not be prohibited investments for such RRSPs, RRIFs and TFSAs, as the case may be, under the Tax Act.

Non-Residents of Canada

The following portion of the summary is relevant to Holders who, at all relevant times for purposes of the Tax Act, are non-residents or are deemed to be non-residents of Canada and do not use or hold and are not deemed to use or hold their Arrangement Warrants or Common Shares in the course of carrying on a business in Canada (a “NonResident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere.

Acquisition of Arrangement Warrants

Non-Resident Holders will not be subject to Canadian federal income tax in respect of the acquisition of Arrangement Warrants under the Arrangement.

Dividends on Common Shares

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by Bridgeport will be subject to Canadian withholding tax at the rate of 25% unless reduced by the terms of an applicable tax treaty. Under the Canada - United States Tax Convention (1980) (the “Treaty”) as amended, the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty and entitled to benefits under the Treaty is generally limited to 15% of the gross amount of the dividend.

Dispositions of Arrangement Warrants and Common Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Arrangement Warrant or Common Share, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Arrangement Warrant or Common Share constitutes “taxable Canadian property” to the Non-Resident Holder thereof for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.

Generally, Arrangement Warrants and Common Shares will not be taxable Canadian property to a Non-Resident Holder at a particular time provided that either: (i) the Common Shares are listed on a designated stock exchange (which currently includes the TSX) at that time and at no time during the 60-month period that ends at that time did the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, or such holder together with such persons, own 25% or more of the issued shares of any class or series of Bridgeport, or (ii) at no time during such 60-month period did the Common Shares derive, directly or indirectly, more than 50% of their value from one or any combination of (a) real or immovable property situated in Canada, (b) “Canadian resource properties” (as defined in the Tax Act), (c) “timber resource properties” (as defined in the Tax Act) or (d) options in respect of, or interests in, or for civil law rights in, such property whether or not the property exists.

Non-Resident Holders whose Arrangement Warrants or Common Shares may constitute taxable Canadian property should consult their own tax advisors.

Dissenting Non-Resident Holders

A Non-Resident Holder who dissents in respect of the Arrangement and who becomes entitled to a payment from Bridgeport equal to the fair value of such Non-Resident Holder’s Bridgeport Shares (a “Dissenting Non-Resident Holder”) will be deemed to have received a taxable dividend equal to the amount by which the amount received from Bridgeport for such Bridgeport Shares, less an amount in respect of interest, if any, awarded by the Court, exceeds the paid-up capital of such Bridgeport Shares. The amount of the dividend will be subject to Canadian nonresident withholding tax as discussed above under “Non-Residents of Canada - Dividends on Common Shares”. A Dissenting Non-Resident Holder will also be considered to have disposed of the Bridgeport Shares for proceeds of disposition equal to the amount paid to such Dissenting Non-Resident Holder less an amount in respect of interest, if any, awarded by the Court and less the amount of any deemed dividend. Any capital gains realized by a Dissenting Non-Resident Holder generally will be treated as discussed above under “Non-Residents of Canada - Dispositions of Arrangement Warrants and Common Shares”.

A Dissenting Non-Resident Holder will not be subject to tax under the Tax Act in respect of any interest awarded to such Non-Resident Holder by a Court.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the Consolidation and the receipt, exercise, termination or disposition of Arrangement Warrants and the ownership and disposition of Warrant Shares received upon the exercise of such Arrangement Warrants. For purposes of this summary, Bridgeport Shares, Post-Consolidation Bridgeport Shares and Warrant Shares are sometimes collectively referred to as “Common Shares”.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the Consolidation and the receipt, exercise, termination or disposition of Arrangement Warrants and the ownership and disposition of Warrant Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to any U.S. Holders of the Consolidation and the receipt, exercise, termination or disposition of Arrangement Warrants and the ownership and disposition of Common Shares. In addition, except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. and non-U.S. tax consequences relating to the Consolidation and the receipt, exercise, termination or disposition of Arrangement Warrants and the ownership and disposition of Common Shares and Warrant Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Consolidation and the receipt, exercise, termination or disposition of Arrangement Warrants and the ownership and disposition of Common Shares and Warrant Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

NOTICE PURSUANT TO U.S. TREASURY DEPARTMENT CIRCULAR 230: NOTHING CONTAINED IN THIS SUMMARY CONCERNING ANY U.S. FEDERAL TAX ISSUE IS INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY A HOLDER, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES UNDER THE CODE (AS DEFINED BELOW). THIS SUMMARY WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THIS INFORMATION CIRCULAR. EACH HOLDER SHOULD SEEK U.S. FEDERAL TAX ADVICE, BASED ON SUCH HOLDER’S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings and administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Information Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Bridgeport Shares, Post-Consolidation Bridgeport Shares, Arrangement Warrants or Warrant Shares acquired upon the exercise of Arrangement Warrants received pursuant to the Consolidation and Arrangement that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Arrangement Warrants, Common Shares or Warrant Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Arrangement Warrants, Common Shares or Warrant Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Arrangement Warrants, Common Shares or Warrant Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of Bridgeport. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Arrangement Warrants, Common Shares or Warrant Shares in connection with carrying on a business in Canada; (d) persons whose Arrangement Warrants, Common Shares or Warrant Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. and foreign tax consequences relating to the receipt, exercise, termination or disposition of Arrangement Warrants and the ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Arrangement Warrants, Common Shares or Warrant Shares, the U.S. federal income tax consequences to such entity and its owners generally will depend on the activities of the partnership or other entity and the status of such partners (or owners). This summary does not discuss U.S. tax consequences to any such entity and its owners. Partners or other owners of entities or arrangements that are classified as partnerships or other pass-through entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the Consolidation and the receipt, exercise, termination or disposition of Arrangement Warrants and the ownership and disposition of Common Shares.

Consolidation

The Consolidation will not result in the recognition of gain or loss by a U.S. Holder for U.S. federal income tax purposes. The U.S. Holder’s aggregate adjusted tax bases of the Post-Consolidation Bridgeport Shares will be the same as the U.S. Holder’s aggregate adjusted tax bases of the pre-Consolidation Bridgeport Shares. The holding period of the Post-Consolidation Bridgeport Shares will include a U.S. Holder’s holding periods for the pre-Consolidation Bridgeport Shares.

Taxation of Arrangement Warrants

The following discussion is subject to the rules described below under the heading “Passive Foreign Investment Company Rules.”

Receipt of Arrangement Warrants

Generally, a U.S. Holder that receives a right to acquire shares will not be treated as receiving a taxable dividend. However, under certain circumstances, a U.S. Holder that receives a right to acquire shares may be treated as receiving a taxable dividend in an amount equal to the value of such right. For example, a U.S. Holder that receives a right to acquire common shares generally will be treated as having received a taxable dividend if such U.S. Holder’s proportionate interest in the earnings and profits or assets of the corporation is increased and any other shareholder receives a distribution of cash or other property. For purposes of the preceding sentence, the term “shareholder” includes holders of warrants, options and convertible securities.

While the issue is not free from doubt, Bridgeport believes that the distribution of the Arrangement Warrants should be treated as a non-taxable stock dividend under Section 305(a) of the Code and Bridgeport and its agents (including the depositary) intend to treat the distribution of the Arrangement Warrants consistently with this belief. The following discussion assumes that the IRS and U.S. courts will respect Bridgeport’s position and that the U.S. Holder is not subject to United States federal income tax on the receipt (or deemed receipt) of an Arrangement Warrant. However, Bridgeport’s position is not binding on the IRS and no assurance can be made that the IRS will not disagree with such position. If Bridgeport’s position were finally determined by the IRS or a U.S. court to be incorrect, the fair market value of the Arrangement Warrants a U.S. Holder receives would be taxable to that U.S. Holder as a dividend in the manner described below under “Taxation of Common Shares — Taxation of Distributions” and “Passive Foreign Investment Company Rules”. U.S. Holders should consult their own tax advisors regarding the risk of having a taxable distribution as a result of the receipt of the Arrangement Warrants. If the fair market value of the Arrangement Warrants on the date of their distribution equals or exceeds 15% of the fair market value on such date the Post-Consolidation Bridgeport Shares with respect to which the Arrangement Warrants are distributed, a U.S. Holder’s tax basis in such Post-Consolidation Bridgeport Shares must be allocated between such Post-Consolidation Bridgeport Shares and the Arrangement Warrants. Such an allocation must be made in proportion to the fair market value of the Post-Consolidation Bridgeport Shares and the fair market value of the Arrangement Warrants on the date the Arrangement Warrants are distributed.

If the fair market value of the Arrangement Warrants on the date Bridgeport distributes them is less than 15% of the fair market value of the Post-Consolidation Bridgeport Shares on the same date, a U.S. Holder’s tax basis in such Arrangement Warrants will be zero and the U.S. Holder’s basis in the Post-Consolidation Bridgeport Shares with respect to which the Arrangement Warrants are distributed will remain unchanged. Notwithstanding the foregoing, a U.S. Holder may elect (in a statement attached to the U.S. Holder’s United States federal income tax return for the year in which the Arrangement Warrants were received) to allocate to the Arrangement Warrants a portion of the U.S. Holder’s basis in such Post-Consolidation Bridgeport Shares in the manner described in the immediately preceding paragraph. Any such election is irrevocable and must be applied to all of the Arrangement Warrants a U.S. Holder receives pursuant to the Arrangement.

Sale or Other Disposition of Arrangement Warrants

Upon a sale or other disposition of an Arrangement Warrant, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the Arrangement Warrant. The amount realized on a sale or other disposition of an Arrangement Warrant for cash generally will be the amount of cash a U.S. Holder receives in exchange for such Arrangement Warrant. If the consideration a U.S. Holder receives for the Arrangement Warrant is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment the U.S. Holder receives determined by reference to the spot exchange rate in effect on the date of the sale or other disposition or, if the Arrangement Warrant sold or exchanged is traded on an “established securities market” and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date.

Subject to the passive foreign investment company (as defined below, a “PFIC”) rules discussed below, any gain or loss a U.S. Holder recognizes on the sale or other disposition of an Arrangement Warrant to a third party will be long-term capital gain or loss if the U.S. Holder’s holding period in the Arrangement Warrant is deemed to be greater than one year. A U.S. Holder’s holding period in an Arrangement Warrant will be deemed to have begun on the same date as that of the Post-Consolidation Bridgeport Share with respect to which the U.S. Holder received such Arrangement Warrant. Any gain or loss will generally be treated as U.S. source gain or loss. The deductibility of capital losses is subject to limitations.

Termination of Arrangement Warrants

If a U.S. Holder allows an Arrangement Warrant to expire without the Arrangement Warrant being exercised, sold or exchanged by such U.S. Holder or on such U.S. Holder’s behalf, such U.S. Holder will realize a capital loss upon the expiration of such Arrangement Warrant equal to such holder’s adjusted tax basis, if any, in such Arrangement Warrant. Such capital loss will be long-term capital loss if the U.S. Holder’s holding period in the Arrangement Warrant is deemed to be greater than one year. A U.S. Holder’s holding period in an Arrangement Warrant will be deemed to have begun on the same date as that of the Post-Consolidation Bridgeport Share with respect to which the U.S. Holder received such Arrangement Warrant. Any loss will generally be treated as U.S. source loss. The deductibility of capital losses is subject to limitations.

Exercise of Arrangement Warrants

The exercise of an Arrangement Warrant by a U.S. Holder will not be a taxable transaction for United States federal income tax purposes. A U.S. Holder’s initial basis in Warrant Shares acquired upon exercise of an Arrangement Warrant generally will be equal to the exercise price plus such U.S. Holder’s tax basis (if any) in the Arrangement Warrant in U.S. dollars. Subject to the PFIC rules discussed below, the holding period for Warrant Shares acquired on the exercise of an Arrangement Warrant will begin on the date of exercise.

Certain Adjustments to the Arrangement Warrants

Under Section 305 of the Code, an adjustment to the number of Warrant Shares that will be issued on the exercise of the Arrangement Warrants, or an adjustment to the exercise price of the Arrangement Warrants, may be treated as a constructive distribution to a U.S. Holder of the Arrangement Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in the “earnings and profits” or assets of Bridgeport, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to shareholders of Bridgeport). (See more detailed discussion of the rules applicable to distributions made by Bridgeport at “Taxation of Common Shares – Taxation of Distributions” below).

Taxation of Common Shares

The following discussion is subject to the rules described below under the heading “Passive Foreign Investment Company Rules.”

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of Bridgeport, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of Bridgeport, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares (see “Taxation of Common Shares - Sale or Other Taxable Disposition of Common Shares” below). However, Bridgeport may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by Bridgeport with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares generally will not constitute qualified dividend income eligible for the “dividends received deduction”. In addition, Bridgeport does not anticipate that its distributions will be eligible for the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Common Shares are held for more than one year.

Subject to the PFIC rules discussed below, preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If Bridgeport is considered a “passive foreign investment company” under the meaning of Section 1297 of the Code at any time during a U.S. Holder’s holding period, the following sections will generally describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares, Arrangement Warrants or Warrant Shares. Bridgeport may be a PFIC currently and in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this Information Circular. Accordingly, there can be no assurance that the IRS will not challenge any determination made by Bridgeport (or any subsidiary of Bridgeport) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of Bridgeport and any subsidiary of Bridgeport.

In addition, in any year in which Bridgeport is classified as a PFIC, a U.S. Holder may be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

Bridgeport generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of Bridgeport is passive income (the “income test”) or (b) 50% or more of the value of Bridgeport’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business and certain other requirements are satisfied.

For purposes of the income test and asset test described above, if Bridgeport owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, Bridgeport will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by Bridgeport from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, under certain attribution rules, if Bridgeport is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of Bridgeport which is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on their proportionate share of any (a) distribution on the shares of a Subsidiary PFIC and (b) disposition or deemed disposition of shares of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.

Default PFIC Rules Under Section 1291 of the Code

If Bridgeport is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares, Arrangement Warrants and Warrant Shares will depend on whether such U.S. Holder makes a timely election to treat Bridgeport (and/or a Subsidiary PFIC) as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or makes a timely mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to Common Shares or Warrant Shares (as described below, a QEF Election will not be available with respect to the Arrangement Warrants). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.” A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares, Arrangement Warrants and Warrant Shares and (b) any excess distribution received on the Common Shares and Warrant Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Common Shares and Warrant Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, Arrangement Warrants and Warrant Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any excess distribution received on such Common Shares and Warrant Shares (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares, Arrangement Warrants, or Warrant Shares, as applicable. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If Bridgeport is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Common Shares, Warrant Shares or Arrangement Warrants, Bridgeport will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether Bridgeport ceases to be a PFIC in one or more subsequent tax years. If Bridgeport ceases to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to Common Shares and Warrant Shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such Common Shares and Warrant Shares were sold on the last day of the last tax year for which Bridgeport was a PFIC. No such election, however, may be made with respect to Arrangement Warrants.

Under proposed Treasury Regulations, if a U.S. Holder has an option, warrant, or other right to acquire stock of a PFIC (such as the Arrangement Warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code. Under rules described below, the holding period for the Warrant Shares will begin on the date a U.S. Holder acquires the Arrangement Warrants. This will impact the availability of the QEF Election and Mark-to-Market Election with respect to the Warrant Shares. Thus, a U.S. Holder will have to account for Warrant Shares and Common Shares under the PFIC rules and the applicable elections differently. See discussion below under “QEF Election” and under “Mark-to-Market Election”.

QEF Election

A U.S. Holder that makes a timely QEF Election for the first tax year in which its holding period of its Common Shares begins, generally, will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares. A U.S. Holder that makes a timely QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of Bridgeport, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of Bridgeport, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which Bridgeport is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by Bridgeport. However, for any tax year in which Bridgeport is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely QEF Election with respect to Bridgeport generally (a) may receive a tax-free distribution from Bridgeport to the extent that such distribution represents “earnings and profits” of Bridgeport that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which Bridgeport was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely QEF Election for the first year in the U.S. Holder’s holding period for the Common Shares, the U.S. Holder may still be able to make a timely QEF Election in a subsequent year if such U.S. Holder also makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold for their fair market value on the day the QEF Election is effective.

A timely QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, Bridgeport ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which Bridgeport is not a PFIC. Accordingly, if Bridgeport becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which Bridgeport qualifies as a PFIC.

As discussed above, under proposed Treasury Regulations, if a U.S. Holder has an option, warrant or other right to acquire stock of a PFIC (such as the Arrangement Warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code. However, a holder of an option, warrant or other right to acquire stock of a PFIC may not make a QEF Election that will apply to the option, warrant or other right or to acquire PFIC stock. In addition, under proposed Treasury Regulations, if a U.S. Holder holds an option, warrant or other right to acquire stock of a PFIC, the holding period with respect to shares of stock of the PFIC acquired upon exercise of such option, warrant or other right will include the period that the option, warrant or other right was held.

Consequently, if a U.S. Holder of Common Shares makes a QEF Election, such election generally will not be treated as a timely QEF Election with respect to Warrant Shares and the rules of Section 1291 of the Code discussed above will continue to apply with respect to such U.S. Holder’s Warrant Shares. However, a U.S. Holder of Warrant Shares should be eligible to make a timely QEF Election if such U.S. Holder elects in the tax year in which such Warrant Shares are received to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Warrant Shares were sold for fair market value on the date such U.S. Holder acquired them. In addition, gain recognized on the sale or other taxable disposition (other than by exercise) of the Arrangement Warrants by a U.S. Holder will be subject to the rules of Section 1291 of the Code discussed above. Each U.S. Holder should consult its own tax advisor regarding the application of the PFIC rules to the Common Shares, Arrangement Warrants, and Warrant Shares.

U.S. Holders should be aware that there can be no assurances that Bridgeport will satisfy the record keeping requirements that apply to a QEF, or that Bridgeport will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that Bridgeport is a PFIC and a U.S. Holder wishes to make a QEF Election. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Common Shares and with respect to the shares in any Subsidiary PFICs. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares and Warrant Shares are marketable stock. The Common Shares and Warrant Shares generally will be “marketable stock” if the Common Shares and Warrant Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Common Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Common Shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares

Any Mark-to-Market Election made by a U.S. Holder for the Common Shares will also apply to such U.S. Holder’s Warrant Shares. As a result, if a Mark-to-Market Election has been made by a U.S. Holder with respect to Common Shares, any Warrant Shares received will automatically be marked-to-market in the year of exercise. Because a U.S. Holder’s holding period for Warrant Shares includes the period during which such U.S. Holder held the Arrangement Warrants, a U.S. Holder will be treated as making a Mark-to-Market Election with respect to its Warrant Shares after the beginning of such U.S. Holder’s holding period for the Warrant Shares unless the Warrant Shares are acquired in the same tax year as the year in which the U.S. Holder received its Arrangement Warrants. Consequently, the default rules under Section 1291 described above generally will apply to the mark-to-market gain realized in the tax year in which Warrant Shares are received. However, the general mark-to-market rules will apply to subsequent tax years.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares and any Warrant Shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in the Common Shares and any Warrant Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Common Shares and any Warrant Shares, over (ii) the fair market value of such Common Shares and any Warrant Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares and Warrant Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares and Warrant Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares and Warrant Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Common Shares and Warrant Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares, Arrangement Warrants and Warrant Shares.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the receipt, exercise, termination or disposition of Arrangement Warrants and the ownership and disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

Additional Tax on Passive Income

For tax years beginning after December 31, 2012, certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from dispositions of property (other than property held in a trade or business). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Common Shares.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns under these rules, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on Common Shares, and proceeds arising from the sale or other taxable disposition of, Arrangement Warrants or Common Shares will generally be subject to information reporting and backup withholding tax, currently at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

SECURITIES LAWS CONSIDERATIONS

The following is a brief summary of the securities law considerations applying to the transactions contemplated herein.

Canadian Securities Laws

Each Bridgeport Shareholder is urged to consult such holder’s professional advisers to determine the Canadian conditions and restrictions applicable to trades in the Post-Consolidation Bridgeport Shares and Arrangement Warrants. The resale of any securities acquired in connection with the Business Combination may be required to be made through properly registered securities dealers.

Status Under Canadian Securities Laws

Bridgeport has been a “reporting issuer” in each of the provinces of Canada other than Quebec for more than four months. It is a condition of the Business Combination that the Post-Consolidation Bridgeport Shares issued in connection with the Business Combination are approved for listing on the TSX.

Issuance and Resale of the Arrangement Warrants Under Canadian Securities Laws

The issuance of the Arrangement Warrants pursuant to the Business Combination will constitute a distribution of securities that is exempt from the prospectus requirements of Canadian securities legislation. The Arrangement Warrants may be resold in each of the provinces and territories of Canada without a Canadian statutory hold period provided the holder is not a ‘control person’ as defined in the applicable securities legislation, no unusual effort is made to prepare the market or create a demand for those securities and no extraordinary commission or consideration is paid in respect of that sale.

U.S. Federal Securities Laws

The Bridgeport securities to be issued to and, if applicable, exchanged with Bridgeport Securityholders pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act, and such securities will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities, claims or property interests from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all Bridgeport Securityholders to whom it is proposed to issue the securities have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on October 31, 2012 and, subject to the approval of the Arrangement by the Bridgeport Shareholders and Bridgeport Warrantholders, a hearing in respect of the Final Order for the Arrangement will be held on or about December 3, 2012 at 10:00 a.m. (Toronto time) at 330 University Avenue, 8th Floor, Toronto, Ontario, M5G 1R7. All Bridgeport Shareholders and Bridgeport Warrantholders are entitled to appear and be heard at this hearing. Accordingly, the Final Order will, if granted, constitute the basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the securities to be issued to Bridgeport Securityholders pursuant to the Arrangement. See “The Business Combination and the Arrangement – Other Approvals Required – Court Approval of the Arrangement”.

The Bridgeport securities to be issued to and, if applicable, exchanged with Bridgeport Securityholders pursuant to the Arrangement, will be, following completion of the Arrangement, freely tradable under the U.S. Securities Act, except by persons who will be “affiliates” of Bridgeport after the Effective Date or who were affiliates of Bridgeport within 90 days before the Effective Date. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

Any resale of such Bridgeport securities by such an affiliate (or, if applicable, former affiliate) may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom. Subject to certain limitations, such affiliates (and former affiliates) may immediately resell such Bridgeport securities outside the United States without registration under the U.S. Securities Act pursuant to Rule 903 or Rule 904 of Regulation S under the U.S. Securities Act, if applicable. If available, such affiliates (and former affiliates) may also resell such Bridgeport securities in compliance with the requirements of Rule 144 under the U.S. Securities Act, including the availability of current public information regarding Bridgeport, and compliance with the volume and manner of sale limitations, and notice filing requirements of Rule 144 under the U.S. Securities Act.

Section 3(a)(10) of the U.S. Securities Act does not exempt the issuance of securities upon the exercise of securities that were previously issued pursuant to Section 3(a)(10) of the U.S. Securities Act. Therefore, Bridgeport securities underlying exercisable Bridgeport securities to be issued pursuant to the Arrangement may not be issued in reliance upon Section 3(a)(10) of the U.S. Securities Act and may be exercised only pursuant to an available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. Prior to the issuance of underlying Bridgeport securities pursuant to any such exercise by a Bridgeport Securityholder in the United States, Bridgeport may require the delivery of an opinion of counsel or other evidence reasonably satisfactory to Bridgeport to the effect that the issuance of such underlying Bridgeport securities does not require registration under the U.S. Securities Act or applicable state securities laws. Any Bridgeport securities underlying exercisable Bridgeport securities issued to a Bridgeport Securityholder in the United States pursuant to an exemption from the registration requirements of the U.S. Securities Act will be “restricted securities” as defined in Rule 144 under the U.S. Securities Act and will be subject to restrictions on resale imposed by the U.S. Securities Act.

Bridgeport is currently a reporting issuer in the United States under the U.S. Exchange Act. Bridgeport believes that it is eligible to terminate its reporting obligations under the U.S. Exchange Act. If Bridgeport terminates its reporting obligations, Rule 144 may be unavailable for resales in the United States by affiliates or require a longer holding period for holders of “restricted securities”. If Rule 144 is unavailable, affiliates and holders of “restricted securities” may resell such Bridgeport securities outside the United States without registration under the U.S. Securities Act pursuant to Rule 903 or Rule 904 of Regulation S under the U.S. Securities Act, subject to certain limitations.

The foregoing discussion is only a general overview of the requirements under the U.S. Securities Act for the resale of the Bridgeport securities issued pursuant to the Arrangement or underlying Bridgeport securities issuable pursuant to the Arrangement. Holders of such Bridgeport securities are urged to seek legal advice prior to any resale or exercise, as applicable, of such securities to ensure that the resale or exercise, as applicable, is made in compliance with the requirements of applicable securities legislation.

THE SECURITIES ISSUABLE TO BRIDGEPORT SECURITYHOLDERS PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE STATE SECURITIES REGULATORY AUTHORITY OF ANY STATE, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

ADDITIONAL INFORMATION

Additional information relating to Bridgeport is available on SEDAR at www.sedar.com. Financial information is provided in Bridgeport’s comparative financial statements and management discussion and analysis for the year ended April 30, 2012. Shareholders may contact the principal office of Bridgeport located at 401 Bay Street, Suite 2702, Toronto, Ontario, M5H 2Y4, to request copies of the Bridgeport’s financial statements and management discussion and analysis for its most recently completed fiscal year.33

INFORMATION OBTAINED FROM THIRD PARTIES

The information contained or referred to in this Information Circular with respect to Premier Royalty and the Royalties, including the forecast financial statements of the Resulting Issuer, has been furnished by Premier Gold and Premier Royalty. Bridgeport and its respective directors and officers have relied on the information relating to Premier Royalty and the Royalties, including the forecast financial statements of the Resulting Issuer, provided by Premier Gold and Premier Royalty and take no responsibility for any errors in such information or omissions therefrom.

DIRECTORS’ APPROVAL

The Bridgeport Board has approved the contents of this Information Circular and the delivery hereof to Bridgeport Securityholders of record as of the Bridgeport Record Dates.

By the Order of the Board of Directors

(signed) “Hugh Snyder”

Hugh Snyder
Chairman

AUDITOR’S CONSENT

We have read the Management Information Circular (the “Circular”) of Bridgeport Ventures Inc. (the “Company”) dated October 31, 2012 relating to, among other things, the proposed business combination of the Company and Premier Royalty Corporation (“Premier”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the use in the above-mentioned Circular of our report to the directors of Premier on the statement of financial position of Premier as at December 31, 2011, and the statements of comprehensive loss, changes in equity and cash flows for the period from incorporation on November 23, 2011 to December 31, 2011 and notes, comprising a summary of significant accounting policies and other explanatory information. Our report is dated October 31, 2012.

We also consent to the use in the above-mentioned Circular of our report on the schedule of royalty payments for Thunder Creek Royalty for the year ended December 31, 2011 and for the three and six months ended June 30, 2012 and a summary of significant accounting policies and other explanatory information. Our report is dated October 31, 2012.

(signed) “Grant Thornton LLP”
Thunder Bay, Canada	Chartered Accountants
October 31, 2012	Licensed Public Accountants

AUDITOR’S CONSENT

We have read the notice of meeting and management information circular of Bridgeport Ventures Inc. dated October 31, 2012 (the “Information Circular”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the inclusion in the above-mentioned Information Circular of our report to the directors of Golden Arrow Resources Corporation on the schedule of royalty income for Golden Arrow Resources Corporation for the years ended December 31, 2011, 2010 and 2009. Our report is dated October 2, 2012.

(signed) “PricewaterhouseCoopers LLP”

Chartered Accountants
Vancouver, British Columbia
October 31, 2012

AUDITORS’ CONSENT

We have read the Management Information Circular of Bridgeport Ventures Inc. (“Bridgeport”) dated October 31, 2012 regarding the business combination of Bridgeport and Premier Royalty Corporation (the “Company”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the use in the above-mentioned Management Information Circular, of our report to the directors of the Company on the schedules of royalty interests of Aberdeen International Inc. on mineral properties of Village Main Reef Limited and AngloGold Ashanti Limited as at January 31, 2012, 2011 and 2010 and the schedules of royalty revenues for the years then ended. Our report is dated October 31, 2012.

(signed) “MCGOVERN, HURLEY, CUNNINGHAM LLP”
Chartered Accountants
Licensed Public Accountants

TORONTO, Canada
October 31, 2012

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SCHEDULE “A”
ADDITIONAL INFORMATION CONCERNING BRIDGEPORT

Securities Authorized for Issuance Under Equity Compensation Plans

Set forth below is a summary of securities issued and issuable under all equity compensation plans of Bridgeport as at the date hereof. As of the date hereof, the Bridgeport Plan is the only equity compensation plan of Bridgeport.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	4,420,000	0.98	637,960(1)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	4,420,000	0.98	637,960(1)

Notes:
(1)Based upon an aggregate of 50,579,600 Bridgeport Shares issued and outstanding as of the date hereof.

Assuming the approval of the Arrangement Resolution and the Share Incentive Plan Resolution, the Resulting Issuer intends to adopt the Share Incentive Plan. See “The Share Incentive Plan Resolution” for details with respect to the Share Incentive Plan.

Stock Options

The Bridgeport Shareholders most recently approved the Bridgeport Plan on October 14, 2010. The number of common shares of Bridgeport reserved for issuance under the Bridgeport Plan may not exceed 10% of the total number of common shares of Bridgeport issued and outstanding from time to time. As at the date of this Information Circular, Bridgeport had 50,579,600 Bridgeport Shares outstanding.

The Bridgeport Options granted under the Bridgeport Plan are non-assignable and non-transferable other than as permitted under applicable law, and may be granted for a term not exceeding five years. Bridgeport Options may be granted under the Bridgeport Plan only to directors, officers, employees, consultants and other service providers subject to the rules and regulations of applicable regulatory authorities and any Canadian stock exchange upon which the common shares of Bridgeport may be listed or may trade from time to time. The exercise price of Bridgeport Options issued may not be less than the market price of the common shares of Bridgeport at the time the option is granted. Options issued under the Bridgeport Plan may vest at the discretion of the board of directors of Bridgeport or committee of the board, as applicable, provided that if required by any stock exchange on which the common shares of Bridgeport trade, Bridgeport Options issued to investor relations consultants (as defined in the Bridgeport Plan) must vest in stages over not less than 12 months with no more than one-quarter (1/4) of the options vesting in any three month period. On the expiry date of any Bridgeport Option granted under the Bridgeport Plan, and subject to any extension of such expiry date permitted in accordance with the Bridgeport Plan, such Bridgeport Option shall expire and terminate and be of no further force or effect. In addition, if any optionee who is a service provider ceases to be eligible to receive options under the Bridgeport Plan for any reason (whether or not he or she is terminated for cause) the optionee may only exercise his or her Bridgeport Options within the period of ninety days next succeeding such cessation, or thirty days if such optionee is an investor relations person (as defined in the Bridgeport Plan), in either case unless such period is extended by the board of directors of Bridgeport or committee of the board and approval is obtained from the stock exchange on which the common shares of Bridgeport trade, however in no event after the expiry date of the optionee’s Bridgeport Option. In the event of the death of an optionee during the currency of the optionee’s Bridgeport Option, the Bridgeport Options granted to such optionee shall only be exercisable within the period of one year next succeeding the optionee’s death, unless extended by the board of directors of Bridgeport or committee of the board and approval is obtained from the stock exchange on which the common shares of Bridgeport trade.

Bridgeport may at any time amend or terminate the Bridgeport Plan, but where amended, such amendment is subject to Regulatory Approval. In accordance with the regulations of the TSX in this regard, the following terms of the Bridgeport Plan may not be amended without approval of security holders:

(a)	any increase to the maximum number of securities reserved for issuance under the Bridgeport Plan;

(b)

any amendments to the amendment provisions of the Bridgeport Plan granting additional powers to the board of directors to amend the Bridgeport Plan or entitlements to amend without security holder approval;

(c)	any reduction in the exercise price of Bridgeport Options or other entitlements held by insiders;

(d)	any extension to the term of Bridgeport Options held by insiders; and

(e)	any changes to the insider participation limits contained in the Bridgeport Plan (which result in the security holder approval to be required on a disinterested basis).

However, the board of directors of Bridgeport or committee may make certain amendments to the Bridgeport Plan without seeking the approval of the Bridgeport Shareholders, including without limitation: (i) amendments to rectify typographical errors; (ii) certain amendments to the vesting provisions of a security or the Bridgeport Plan; (iii) certain amendments to the exercise price (so long as any reduction does not cause the exercise price to go below the applicable “market price”) unless such amendment would benefit “insiders” of Bridgeport; and (iv) the inclusion of cashless exercise provisions in the Bridgeport Plan or in any Bridgeport Option granted thereunder.

The aggregate number and kind of Bridgeport Shares available under the Bridgeport Plan will be appropriately adjusted in the event of a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, rights offering or any other change in the corporate structure or Bridgeport Shares. The Bridgeport Options granted under the Bridgeport Plan may contain such provisions as the Bridgeport Board or committee, as applicable, may determine with respect to adjustments to be made in the number and kind of Bridgeport Shares covered by such Bridgeport Options and in the option price in the event of any such change.

Set forth below is a summary of the 4,420,000 outstanding Bridgeport Options under the Bridgeport Plan as at the date of this Information Circular.

Holder	Number of Bridgeport Shares Under Option	Date of Grant	Expiry Date	Exercise Price ($)	Market Value of Shares on Date of Grant ($)(1)
All (3) executive officers and past executive officers of Bridgeport, as a group	100,000	August 20, 2009	August 20, 2014	0.35	35,000
	200,000	November 12, 2009	November 12, 2014	1.20	240,000
	300,000	December 8, 2009	December 7, 2014	1.40	420,000
	400,000	September 23, 2010	September 23, 2015	1.05	420,000
	1,600,000	December 21, 2010	December 21, 2015	1.00	1,504,000
	170,000	July 26, 2011	July 26, 2016	0.50	83,300
All (3) directors and past directors (who are not also executive officers) of Bridgeport, as a group	200,000	August 20, 2009	August 20, 2014	0.35	70,000
	250,000	January 11, 2010	January 11, 2015	2.15	537,500
	250,000	January 7, 2011	January 7, 2016	1.00	200,000
	200,000	July 26, 2011	July 26, 2016	0.50	98,000

Holder	Number of Bridgeport Shares Under Option	Date of Grant	Expiry Date	Exercise Price ($)	Market Value of Shares on Date of Grant ($)(1)
All other employees and past employees of Bridgeport as a group	25,000	February 1, 2010	February 1, 2015	2.40	60,000
	6,667	March 15, 2011	March 15, 2016	1.00	4,334
	3,333	June 8, 2011	June 8, 2016	0.85	1,667
	5,000	July 26, 2011	July 26, 2016	0.50	2,500
	200,000	September 6, 2011	September 6, 2016	0.50	90,000
All consultants of Bridgeport as a group	200,000	August 20, 2009	August 20, 2014	0.35	70,000
	250,000	November 17, 2009	November 17, 2014	1.20	300,000
	33,333	June 8, 2011	June 8, 2016	0.85	16,666
	26,667	July 26, 2011	July 26, 2016	0.50	13,067

Notes:

(1)

The market value of the securities is based on the closing price on the TSX of the Bridgeport Shares underlying the Bridgeport Options on the date immediately preceding the day of the grant. Prior to trading on the TSX, the market value of the securities is based on the exercise price of the Bridgeport Options.

In the event that the Arrangement Resolution is approved at the Bridgeport Meeting, Bridgeport Shareholders will be invited to (i) approve the Share Incentive Plan Resolution; and (ii) approve the Option Replacement Resolution to terminate certain existing Bridgeport Options and approve the issuance of New Bridgeport Options to certain directors and officers of Bridgeport who will remain as directors of the Resulting Issuer. See “The Share Incentive Plan Resolution” and “The Option Replacement Resolution”.

EXECUTIVE COMPENSATION

The following table provides a summary of all annual and long-term compensation for services rendered in all capacities to Bridgeport for the fiscal years ended April 30, 2010, 2011 and 2012, in respect of the individuals who were, during the fiscal year ended April 30, 2012, the President and Chief Executive Officer and the Chief Financial Officer of Bridgeport (the “Named Executive Officers”). Other than as set out below, Bridgeport had no executive officers whose total salaries and bonuses during the fiscal year ended April 30, 2012 exceeded $150,000.

Summary Compensation Table - Years Ended April 30, 2012, 2011 and 2010

Name and Principal Position	Fiscal Year Ended April 30	Salary ($)	Share- based awards ($)	Option- based awards ($)(1)	Non-equity incentive plan compensation		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual Incentive Plans ($)	Long- term incentive plans ($)
Shastri Ramnath, President and Chief Executive Officer	2012	200,000	Nil	28,700(2)	Nil	Nil	Nil	Nil	228,700
	2011	91,250	Nil	1,214,400(4)	Nil	Nil	Nil	Nil	1,305,650
	2010	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Carmelo Marrelli, Chief Financial Officer	2012	Nil	Nil	14,350	Nil	Nil	Nil	Nil	14,350
	2011	40,000	Nil	Nil	Nil	Nil	Nil	Nil	40,000
	2010	36,000	Nil	8,000 (3)	Nil	Nil	Nil	Nil	44,000

Note(s):

(1)

Option-based award values are calculated at their market value established using the Black-Scholes methodology. Caution should be exercised with regard to the Black-Scholes option valuation model as its calculation is subjective, is based on variables at the date of issue of the related stock options and is not adjusted for future changes in Bridgeport’s share price.

(2)

On July 26, 2011, Bridgeport granted 100,000 stock options to Ms. Shastri Ramnath, each exercisable for one Bridgeport Share at a price of $0.50 per share for a 5-year period. These stock options vested immediately. The grant date fair value of $28,700 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 71%, risk-free rate of return 1.93% and an expected maturity of 5 years.

(3)

On August 20, 2009, Bridgeport granted 100,000 stock options to Mr. Carmelo Marrelli, each exercisable for one Bridgeport Share at a price of $0.35 per share for a five-year period. These stock options vested immediately. The grant date fair value of $8,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 100%, risk-free rate of return 2.6% and an expected maturity of 5 years.

(4)

On September 23, 2010, Bridgeport granted 400,000 stock options to Shastri Ramnath pursuant to the Bridgeport Plan, exercisable for one Bridgeport Share of $1.05 per share for a period of five years expiring on September 23, 2015. The options vest as to one-third on the date of grant and one-third on each of the first and second anniversaries of the date of grant. The grant date fair value of $273,600 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 81%, risk-free rate of return of 2.11% and an expected maturity of 5 years. On December 21, 2010, Bridgeport granted 1,600,000 stock options to Shastri Ramnath pursuant to the Bridgeport Plan, exercisable for one Bridgeport Share of $1.00 per share for a period of five years expiring on December 21, 2015. The options vest as to one-third on the date of grant and one-third on each of the first and second anniversaries of the date of grant. The grant date fair value of $940,800 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 77%, risk-free rate of return of 2.17% and an expected maturity of 5 years.

Outstanding Share-Based Awards and Option-Based Awards

Set forth in the table below is a summary of all share-based and option-based awards held by each of the Named Executive Officers outstanding as of April 30, 2012.

Option-Based Awards					Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Shastri Ramnath	400,000	1.05	September 23, 2015	Nil	Nil	Nil	Nil
	1,600,000	1.00	December 21, 2015	Nil
	100,000	0.50	July 26, 2016	Nil
Carmelo Marrelli	100,000	0.35	August 20, 2014	Nil	Nil	Nil	Nil
	20,000	0.50	July 26, 2016	Nil

Notes:
(1)Based upon the closing price of the Bridgeport Shares as at April 30, 2012 which was $0.335 per share.

Incentive Plan Awards – Value Vested During the Year Ended April 30, 2012

Set forth below is a summary of the value vested during the financial year of Bridgeport ended April 30, 2012 in respect of all option-based and share-based awards and non-equity incentive plan compensation granted to the Named Executive Officers.

Name	Option-based awards – value vested during the year ($) (1)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
Shastri Ramnath	461,286	Nil	Nil
Carmelo Marrelli	4,557	Nil	Nil

Notes:

(1) The fair value of the options granted was calculated using the Black-Scholes valuation method using the assumptions set forth in the notes to the table under the heading “Summary Compensation Table” above. Caution should be exercised with regard to the Black-Scholes option valuation model as its calculation is subjective, is based on variables at the date of issue of the related stock options and is not adjusted for future changes in Bridgeport’s share price.

For further details concerning the incentive plans of Bridgeport, please see “– Stock Options” above.

COMPENSATION DISCUSSION AND ANALYSIS

Bridgeport’s approach to executive compensation has been to provide suitable compensation for executives that is internally equitable, externally competitive and reflects individual achievement and the status of Bridgeport’s operations. Bridgeport attempts to maintain compensation arrangements from time to time that will attract and retain highly qualified individuals who are able and capable of carrying out the objectives of Bridgeport.

Bridgeport’s compensation arrangements for the Named Executive Officers may from time to time, in addition to salary, include compensation in the form of bonuses and, over a longer term, benefits arising from the grant of stock options. Given the stage of development of Bridgeport, compensation of the Named Executive Officers to date has emphasized meaningful stock option awards to attract and retain Named Executive Officers and to a certain extent, conserve cash. This policy may be re-evaluated in the future to instead emphasize increased base salaries and/or cash bonuses with a reduced reliance on option awards, depending upon the future development of Bridgeport and other factors which may be considered relevant by the board from time to time.

During fiscal 2012, (i) the current President and Chief Executive Officer of Bridgeport received a salary of $200,000 and stock option grants valued at $29,000; and (ii) the Chief Financial Officer of Bridgeport was paid a salary of $nil. The current President and Chief Executive Officer was formerly party to a consulting agreement with Bridgeport pursuant to which she received consulting fees of $16,666 per month in consideration of her services (the “Consulting Agreement”). The Consulting Agreement was terminated effective June 1, 2012, as a result of which the current President and Chief Executive Officer presently provides her services to Bridgeport on a part-time basis in consideration of a monthly consulting fee of $10,000, all as further described below.

The Bridgeport Board establishes and reviews Bridgeport’s overall compensation philosophy and its general compensation policies with respect to the Chief Executive Officer and other officers, including the corporate goals and objectives, market conditions and the annual performance objectives relevant to such officers. The Bridgeport Board then evaluates each officer’s performance in light these factors. In determining compensation matters, the Bridgeport Board may, from time to time, consider a number of factors, including the corporate and exploration activity levels of Bridgeport, current market conditions, Bridgeport’s share performance, the value of similar incentive awards to officers performing similar functions at comparable companies, the awards given in past years and other factors it considers relevant. The current overall objectives of Bridgeport’s compensation strategy is to reward management for their efforts, while conserving cash where advisable given market conditions and current exploration and development plans. In this regard, Bridgeport opted to revise its executive compensation structure in mid-2012 in light of the fact that it had significantly suspended exploration and development activities in order to focus its resources on potential merger and acquisition opportunities, such as the Business Combination. As a result, the Consulting Agreement was terminated effective June 1, 2012, and the current President and Chief Executive Officer of Bridgeport instead agreed to provide her services to Bridgeport on a month-to-month basis in consideration of a monthly consulting fee of $10,000. Pursuant to this new arrangement, Ms. Ramnath is required to commit a minimum 50% of her time towards her duties as President and Chief Executive Officer, thereby providing Bridgeport with sufficient resources to pursue its proposed merger and acquisition plans, while facilitating the conservation of Bridgeport’s cash resources.

With respect to any bonuses or incentive plan grants which may be awarded to executive officers in the future, Bridgeport has not currently set any objective criteria and will instead rely upon any recommendations and discussion at the board level with respect to the above-noted considerations and any other matters which the Bridgeport Board may consider relevant on a going-forward basis, including the cash position of Bridgeport.

Existing options held by the Named Executive Officers at the time of subsequent option grants are taken into consideration in determining the quantum or terms of any such subsequent option grants. Options have been granted to directors, management, employees and certain service providers as long-term incentives to align the individual’s interests with those of Bridgeport. The size of the option awards is in proportion to the deemed ability of the individual to make an impact on Bridgeport’s success.

Risks Associated with Compensation

In light of Bridgeport’s size and the balance between long term objectives and short term financial goals with respect to Bridgeport’s executive compensation program, the Bridgeport Board does not deem it necessary to consider at this time the implications of the risks associated with its compensation policies and practices.

Financial Instruments

Bridgeport does not currently have a policy that restricts directors or Named Executive Officers from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity. However, to the knowledge of Bridgeport as of the date of hereof, no director or Named Executive Officer of Bridgeport has participated in the purchase of such financial instruments.

PERFORMANCE GRAPH

The following graph compares the yearly percentage change in the cumulative total shareholder return for $100 invested in Bridgeport Shares on October 9, 2010 against the cumulative total shareholder return of the S&P/TSX Venture Exchange Composite Index for the period from October 9, 2010 to April 15, 2010, and the cumulative total shareholder return of the S&P/TSX Composite Index for the period from April 16, 2010, the date on which the Bridgeport Shares began trading on the TSX and the Bridgeport Shares were delisted from the TSX Venture Exchange, to April 30, 2012.

	October 9, 2009	April 15, 2010	April 30, 2010	April 30, 2011	April 30, 2012
Bridgeport Ventures Inc.	100	335.71	97.73	30.45	15.23
S&P TSXV/TSX Composite Index	100	128.47	101.29	118.74	107.62

Compensation for Bridgeport’s Named Executive Officers include elements relating to factors that do not directly correlate to the market price of the Bridgeport Shares. The base salary of a Named Executive Officer is based on experience, responsibilities, position, performance, and informal market comparisons. Base salaries over the measurement period were set based on market requirements at the time of hire in 2010 and these factors did not fluctuate with changes in the market value of the Bridgeport Shares.

COMPENSATION OF DIRECTORS AND OFFICERS

Directors of Bridgeport who are not officers currently do not receive any cash fees for their services, other than (i) the Chairman of the Audit Committee who receives a fee of $30,000 per annum; and (ii) the Chairman of the Technical Committee who receives a fee of $24,000 per annum, together with additional fees in the event of additional duties required in connection with new acquisitions at rates which are determined by Bridgeport on a case by case basis based upon the nature and extent of work required. During fiscal 2012, the Chairman of the Technical Committee did not receive any such additional fees. Directors who are not officers are also entitled to receive compensation to the extent that they provide services to Bridgeport at rates that would be charged by such directors for such services to arm’s length parties. During the year ended April 30, 2012, the Chairman of Bridgeport received a management consulting fee of $78,685.

Directors are eligible to participate in the Bridgeport Plan. As of the date of this Information Circular, Bridgeport had 4,420,000 Bridgeport Options outstanding, of which 3,550,000 Bridgeport Options have been granted to current directors of Bridgeport.

Bridgeport maintains liability insurance for the directors. The current policy of insurance is in effect until January 7, 2013 and a premium of $13,000 has been paid by Bridgeport. No portion of the premium is directly paid by any of the directors. The aggregate insurance coverage obtained under the policy is limited to $5,000,000 with a deductible limit of $20,000 per claim. No claims have been made or paid under such policy.

Bridgeport was formerly party to the Consulting Agreement with its President and Chief Executive Officer, which was terminated effective June 1, 2012 in favour of a part time arrangement pursuant to which the President and Chief Executive Officer currently provides her services to Bridgeport on a part-time, month-to-month basis. See “Compensation Discussion and Analysis” above.

Director Compensation

The following table provides a summary of all annual and long-term compensation for services rendered in all capacities to Bridgeport for the fiscal year ended April 30, 2012, in respect of the individuals who were, during the fiscal year ended April 30, 2012, directors of Bridgeport other than the Named Executive Officers.

Name	Fees Earned ($)	Share- based awards ($)	Option- based awards ($)(1)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Jon North	Nil	Nil	14,350	Nil	Nil	Nil	14,350
Graham Clow	33,750	Nil	14,350	Nil	Nil	Nil	48,100
Wolf Seidler	42,707	Nil	28,700	Nil	Nil	Nil	71,407
Hugh Snyder	Nil	Nil	14,350	Nil	Nil	Nil	14,350

Notes:

(1)

Option-based awards are calculated at their market value established using the Black-Scholes methodology. Caution should be exercised with regard to the Black-Scholes option valuation model as its calculation is subjective, is based on variables at the date of issue of the related stock options and is not adjusted for future changes in Bridgeport’s share price.

Outstanding Share-Based Awards and Option-Based Awards

Set forth in the table below is a summary of all share-based and option-based awards held by each of the directors of Bridgeport other than the Named Executive Officers as of April 30, 2012.

Option-Based Awards					Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Jon North	200,000	0.35	August 20, 2014	Nil	Nil	Nil	Nil
	50,000	0.50	July 26, 2016	Nil
Graham Clow	250,000	1.00	January 7, 2016	Nil	Nil	Nil	Nil
	50,000	0.50	July 26, 2016	Nil
Wolf Seidler	250,000	2.15	January 11, 2015	Nil	Nil	Nil	Nil
	100,000	0.50	July 26, 2016	Nil
Hugh Snyder	50,000	0.50	July 26, 2016	Nil	Nil	Nil	Nil
	300,000	1.40	December 7, 2014	Nil
	200,000	1.20	November 12, 2014	Nil

Notes:

(1)Based upon the closing price of the Bridgeport Shares as at April 30, 2012 which was $0.335 per share.

Incentive Plan Awards – Value Vested During the Year ended April 30, 2012

Set forth below is a summary of the value vested during the financial year of Bridgeport ended April 30, 2012 in respect of all option-based and share-based awards and non-equity incentive plan compensation granted to the directors of Bridgeport, other than the Named Executive Officers.

	Option-based awards - value vested during the year ($)(1)	Share-based awards - value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
Jon North	11,392	N/A	Nil
Wolf Seidler	67,176	N/A	Nil
Graham Clow	57,646	N/A	Nil
Hugh Snyder	57,197	N/A	Nil

Notes:

(1)

The fair value of the options granted was calculated using the Black-Scholes valuation method using the assumptions set forth in the notes to the table under the heading “Summary Compensation Table” above. Caution should be exercised with regard to the Black- Scholes option valuation model as its calculation is subjective, is based on variables at the date of issue of the related stock options and is not adjusted for future changes in Bridgeport’s share price.

Indebtedness of Directors and Officers

None of the current or former directors, employees or executive officers of Bridgeport, and none of the associates of such persons, is or has been indebted to Bridgeport at any time since the beginning of Bridgeport’s most recently completed financial year. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Bridgeport.

Interest of Informed Persons in Material Transactions

None of the directors or executive officers of Bridgeport, nor any proposed director of Bridgeport, nor any person who beneficially owns, directly or indirectly, Bridgeport Shares or who exercises control or direction over Bridgeport Shares carrying more than ten percent (10%) of the voting rights attached to all outstanding Bridgeport Shares, nor any associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since May 1, 2011, or in any proposed transaction, not otherwise disclosed herein which, in either case, has affected or will materially affect Bridgeport, except as disclosed herein.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Canadian Securities Administrators have published National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”), setting forth guidelines for effective corporate governance and corresponding disclosure requirements. NP 58-201 contains guidelines concerning matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. NI 58-101 requires disclosure by each corporation of its approach to corporate governance annually, as it is recognized that the unique characteristics of individual corporations will result in varying degrees of compliance.

Set out below is a description of Bridgeport’s approach to corporate governance as required pursuant to NI 58-101.

1.           Board of Directors

NI 58-101 defines an “independent” director as a director who has no direct or indirect material relationship with Bridgeport which could, in the view of the Bridgeport Board, be reasonably expected to interfere with the exercise of the director’s independent judgement.

The Bridgeport Board is currently comprised of five members, three of whom the Bridgeport Board has determined are “independent” within the meaning of NI 58-101.

Mr. Hugh Snyder has been appointed as the Chairman of the Bridgeport Board whose role it is to oversee the operations of the Bridgeport Board, chair meetings of the independent directors and carry out other duties as required from time to time. The Bridgeport Board encourages open and candid discussion from its independent directors. The independent directors will also, where necessary, hold separate meetings without management and any non-independent directors present. During the fiscal year ended April 30, 2012, 4 such meetings were held by the independent directors.

Mr. Snyder and Ms. Ramnath are each considered to be non-independent directors as they each serve as executive officers or past executive officers of Bridgeport.

Messrs. North, Clow and Seidler are considered to be independent directors since none of them, in the view of the Bridgeport Board, have a direct or indirect material relationship with Bridgeport which could be reasonably expected to interfere with the exercise of such directors’ independent judgement.

The information set forth below reflects the attendance of each director of Bridgeport at each meeting of the Bridgeport Board and the various committees thereof during the fiscal year ended April 30, 2012.

Name(1)	Board of Directors Meetings (5 in total)	Audit Committee Meetings (4 in total)	Technical Committee Meetings (1 in total)
Shastri Ramnath	5 of 5	N/A	1 of 1
Hugh Snyder	5 of 5	N/A	1 of 1
Jon North	3 of 5	3 of 4	N/A
Wolf Seidler	5 of 5	4 of 4	1 of 1
Graham Clow	5 of 5	4 of 4	N/A

Mr. North is currently also serving as a director of Northquest Ltd. and New Dawn Mining Corp.

Mr. Seidler is currently also serving as a director of Baja Mining Corp.

Ms. Ramnath is currently also serving as a director of Canadian Silver Hunter.

2.           Board Mandate

The Bridgeport Board is responsible for the stewardship of Bridgeport and for supervising the management of its business and affairs. The Bridgeport Board reviews, discusses and approves various matters relating to Bridgeport’s strategic direction, business and operations and its organizational structure, with a view to Bridgeport’s best interests.

While management is responsible for the day to day conduct of Bridgeport’s business, in carrying out its supervisory responsibilities, the Bridgeport Board (or the committees of the Bridgeport Board, as the case may be) has numerous responsibilities, including: (a) adopting a strategic planning process and approving a strategic plan; (b) identifying Bridgeport’s principal business risks and ensuring the implementation of appropriate systems to manage these risks; (c) developing policies and procedures to ensure the integrity of Bridgeport’s internal control and management information systems; (d) ensuring appropriate standards of corporate conduct; (e) ensuring implementation of appropriate environmental stewardship and health and safety management systems; (f) reviewing and approving compensation of senior management; (g) adopting corporate governance guidelines or principles applicable to Bridgeport; and (h) reviewing annually the contribution of the Bridgeport Board as a whole, the committees of the Bridgeport Board and each of the directors. The Bridgeport Board has not adopted a formal mandate.

3.           Position Descriptions

Given the small size of Bridgeport’s infrastructure and the existence of only two officers and five directors, the Bridgeport Board does not believe that it is necessary at this time to formalize position descriptions or corporate objectives for the Chairman of the Bridgeport Board, chairmen of the committees of the Bridgeport Board or the Chief Executive Officer in order to delineate their respective responsibilities. Accordingly, these roles are delineated on the basis of customary practice. Mr. Hugh Snyder has been appointed as the Chairman of the Bridgeport Board, whose duties include: (i) providing leadership to and chairing meetings of the Bridgeport Board; (ii) establishing the agenda for each meeting of the Bridgeport Board, with input from other Board members and any other parties as applicable; (iii) ensuring that Bridgeport Board materials are available to any director on request; (iv) ensuring that the members of the Bridgeport Board understand and discharge their duties and obligations; (v) fostering ethical and responsible decision making by the Bridgeport Board and its individual members; and (vi) facilitating effective communication between members of the Bridgeport Board and management.

4.           Orientation and Continuing Education

While Bridgeport currently has no formal orientation and education program for new Board members, information (such as recent annual reports, prospectus, proxy solicitation materials, technical reports and various other operating, property and budget reports) is provided to any new Board member to ensure that new directors are familiarized with Bridgeport’s business and the procedures of the Bridgeport Board. In addition, new directors are encouraged to visit and meet with management on a regular basis, and to pursue continuing education opportunities where appropriate.

5.           Ethical Business Conduct

The Bridgeport Board has assumed responsibility for developing Bridgeport’s approach to governance issues. The Bridgeport Board has adopted a written code of ethics to encourage and promote a culture of ethical business conduct. The Bridgeport Board is responsible for monitoring compliance with the code. Officers and directors who become aware of any violation of the code shall promptly report them to the Chair of the Audit Committee. Following the receipt of any complaints submitted under the code, the Audit Committee will investigate each matter so reported and recommend corrective disciplinary actions to the Bridgeport Board, if appropriate, up to and including termination of employment. In addition, as a small company with no employees that are not also on the Bridgeport Board, the Bridgeport Board is able to monitor compliance on an informal basis through frequent interaction with all employees. A copy of the code of ethics can be obtained by contacting the principal office of Bridgeport at 401 Bay Street, Suite 2702, Toronto, Ontario, M5H 2Y4.

In the event that a director or executive officer has a material interest in any transaction being considered by the Bridgeport Board, any such conflict will be subject to and governed by procedures prescribed by the OBCA which require a director or officer of a corporation experiencing such a conflict to disclose his interest and with respect to a director, refrain from voting on any such matter unless otherwise permitted by the OBCA.

6.           Nomination of Directors

The Bridgeport Board performs the functions of a nominating committee with responsibility for the appointment and assessment of directors. The Bridgeport Board believes that this is a practical approach at this stage of Bridgeport’s development and given the small size of the Bridgeport Board. The Bridgeport Board has, however, adopted formal nominating procedures, which provide that a majority of the independent directors shall be responsible for selecting nominees for consideration by the Bridgeport Board as a whole. The independent directors, in selecting and evaluating candidates for nomination, shall give consideration to various factors, including: (i) the goal of having more than a majority of the Bridgeport Board consist of independent directors; (ii) the business experience of candidates; (iii) the candidates’ other obligations and time commitments and their ability to attend meetings in person; and (iv) the candidates’ geographic representation and occupation with respect to existing Board geographic representation and occupations represented.

7.           Compensation

The Bridgeport Board reviews on an annual basis the adequacy and form of compensation of directors and officers to ensure that the compensation of the Bridgeport Board reflects the responsibilities, time commitment and risks involved in being an effective director and/or officer. The Bridgeport Board believes such determinations to be appropriately objective as the majority of the directors of Bridgeport are independent. All directors and officers are also eligible to participate in the Bridgeport Plan. See “Additional Information Concerning Bridgeport – Compensation of Directors and Officers” and “Additional Information Concerning Bridgeport – Stock Options”.

8.           Other Board Committees

As at the date hereof, the Bridgeport Board has two formal committees – the Audit Committee and the Technical Committee.

Audit Committee

The mandate of the audit committee is formalized in a written charter. The members of the audit committee for the financial year of Bridgeport ended April 30, 2012 were Graham Clow (Chairman), Wolf Seidler and Jon North. The audit committee’s primary duties and responsibilities are to serve as an independent and objective party to monitor Bridgeport’s financial reporting process and control systems, review and appraise the audit activities of Bridgeport’s independent auditors, financial and senior management, and to review the lines of communication among the independent auditors, financial and senior management, and the Bridgeport Board for financial reporting and control matters.

Technical Committee

Bridgeport has established a technical committee, the members of which are Wolf Seidler (Chairman), Hugh Snyder and Shastri Ramnath. The committee’s duties and responsibilities include assisting with technical matters relating to the operations of Bridgeport.

9.           Assessments

The Bridgeport Board assesses, on an annual basis, the contributions of the Bridgeport Board as a whole, the Audit Committee and each of the individual directors, in order to determine whether each are functioning effectively.

SCHEDULE “B”
INFORMATION CONCERNING PREMIER ROYALTY CORPORATION

The following information reflects the business, financial and share capital position of Premier Royalty Corporation (“Premier Royalty”). Premier Royalty presents its consolidated financial statements in Canadian dollars. Unless otherwise indicated, all reference to $ are to Canadian dollars.

NOTICE TO INVESTORS

Interpretation

Unless the context otherwise requires, all references in this Schedule “B” to “Premier Royalty” refer to Premier Royalty and its subsidiary, Premier Royalty U.S.A. Inc., and, to the extent references in this Schedule “B” are made to matters undertaken by a predecessor in interest to Premier Royalty or its subsidiary, include such predecessor in interest. Unless the context otherwise requires, all references in this Schedule “B” to a subsidiary of Premier Royalty means Premier Royalty U.S.A. Inc.

Certain terms used in this Schedule “B” are defined in the “Glossary of Defined Terms” set out in the Information Circular.

Technical and Third Party Information

Except where otherwise stated, the disclosure in this Schedule “B” relating to properties and operations on the properties on which Premier Royalty holds royalty interests is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at October 30, 2012 (except where stated otherwise), and none of this information has been independently verified by Premier Royalty. Specifically, as a royalty holder, Premier Royalty has limited, if any, access to properties included in its asset portfolio. Additionally, Premier Royalty may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public. Premier Royalty is dependent on the operators of the properties and their qualified persons to provide information to Premier Royalty or on publicly available information to prepare required disclosure pertaining to properties and operations on the properties on which Premier Royalty holds royalty interests and generally has limited or no ability to independently verify such information. Although Premier Royalty does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Premier Royalty’s royalty interest. Premier Royalty’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of the property.

IFRS

The Premier Royalty financial statements and the financial statements in respect of the Buffelsfontein Royalty, the Gualcamayo Royalty and the Thunder Creek Royalty, each included in Schedule “I” to this Information Circular, have been prepared in accordance with IFRS, as applied to such financial statements.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Schedule “B” contains “forward-looking information” within the meaning of applicable Canadian securities laws. The purpose of the forward-looking information is to provide the reader with a description of Premier Royalty’s management’s expectations regarding Premier Royalty’s operational and financial performance and may not be appropriate for other purposes. Forward-looking information is by its nature prospective and requires Premier Royalty to make certain assumptions and is subject to inherent risks and uncertainties. There can be no assurance that forward-looking information will prove to be accurate, and readers are cautioned not to place undue reliance on the forward-looking information contained in this Schedule “B”. Generally, but not always, forward-looking information is identifiable by use of the words “continue”, “expect”, “anticipate”, “estimate”, “forecast”, “believe”, “intend”, “schedule”, “budget”, “plan” or “project”, or the negative or other variations of these words or comparable terminology, or states that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information in this Schedule “B” includes, but is not limited to, statements relating to:

•	the future financial and operating performance of Premier Royalty;

•	Premier Royalty’s strategic plans, including the acquisition of further royalty interests, including the completion of the acquisition of the Gualcamayo Royalty and the Emigrant Springs Royalty;

•	projected royalty revenues from the Buffelsfontein Royalty, the Gualcamayo Royalty and the Thunder Creek Royalty;

•	lives of mine for the BGM (as defined below), the Mine Waste Project (as defined below), the Thunder Creek Deposit (as defined below) and the Emigrant Project (as defined below);

•	production, capital and operating cash flow estimates for royalty interests; and

•	Premier Royalty’s requirements for and ability to access additional capital.

Forward-looking information is based on estimates and assumptions made by management of Premier Royalty in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that management believes are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Premier Royalty to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual results to differ materially from a conclusion, forecast or projection contained in the forward-looking information in this Schedule “B”, including, but not limited to, the following material factors:

•	the failure of operators of properties where Premier Royalty holds interests to abide by their contractual obligations with respect to royalty payments;

•

decisions and activities of the operators of properties where Premier Royalty holds interests, particularly in light of the fact that Premier Royalty does not have control over the operators or their decisions and activities;

•	the production at or performance of properties where Premier Royalty holds interests;

•	changes in estimates of mineral reserves and mineralization by the operators of properties where Premier Royalty holds interests;

•	the ability of operators to bring projects into production and operate in accordance with feasibility studies;

•	Premier Royalty’s ability to make accurate assumptions regarding the valuation, timing and amount of payments when making acquisitions or in respect of properties in which it holds an interest;

•	the availability of royalties and similar interests for acquisition or other acquisition opportunities and the availability of debt or equity financing necessary to complete such acquisitions;

•	failure to complete future acquisitions, including the acquisition of the Gualcamayo Royalty;

•	future financial needs;

•	economic and market conditions;

•	changes in gold and other metals prices on which Premier Royalty’s royalty interests are paid or prices associated with the primary metals mined at properties where Premier Royalty holds interests;

•

mine operating and ore processing facility problems (including, but not limited to, labour disputes resulting in work stoppages and/or delays), pit wall or tailings dam failures, natural catastrophes such as floods or earthquakes and access to raw materials, water and power on the properties where Premier Royalty holds interests;

•	federal, state and foreign legislation governing Premier Royalty or the operators of properties where Premier Royalty holds interests;

•	acquisition and maintenance of permits and authorizations, completion of construction and commencement and continuation of production at the properties where Premier Royalty holds interests;

•	changes to management and key employees; and

•	fluctuations in the value of the United States dollar, and any other currency in which revenue is generated, relative to the Canadian dollar.

Such factors are described or referred to in more detail below under the heading “Risk Factors”. Although Premier Royalty has attempted to identify material factors that could cause actual results to differ materially from a conclusion, forecast or projection contained in the forward-looking information, there may be other factors that could cause results to differ from what is anticipated, estimated or intended. All forward-looking information contained in this Schedule “B” is given as of the date hereof or the date otherwise noted and Premier Royalty undertakes no obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable laws.

PREMIER ROYALTY

Name, Address and Incorporation

Premier Royalty was incorporated as Premier Royalty Corporation in Ontario on November 23, 2011 under the OBCA. Premier Royalty’s head and registered office is located at 1100 Russell Street, Thunder Bay, Ontario, Canada, P7B 5N2.

Inter-corporate Relationships

Premier Royalty has one wholly-owned subsidiary, Premier Royalty U.S.A. Inc., which is incorporated under the laws of the State of Delaware. In the event the Gualcamayo Royalty is acquired by Premier Royalty prior to the Effective Date, Premier Royalty will have another wholly-owned subsidiary, Inversiones Mineras Australes Holdings (BVI) Inc., which will own approximately 95% of the shares of Inversiones Australes SA, the owner of the Gualcamayo Royalty.

DESCRIPTION OF THE BUSINESS

General

Premier Royalty was incorporated for the purpose of acquiring and managing precious metals royalties and similar interests. Since its incorporation on November 23, 2011, Premier Royalty has acquired a royalty interest in Canada and in the Republic of South Africa and has entered into a definitive purchase agreement to acquire a royalty interest in Argentina. Prior to the completion of the Business Combination, Premier Royalty is expected to increase its royalty portfolio through the acquisition from Premier Gold (the “Premier Gold Royalty Portfolio Acquisition”) of an additional eight royalty interests located in Canada and Nevada (the “Premier Gold Royalty Portfolio”). Royalties are passive (non-operating) interests in mining projects that provide the right to revenue or production from a project after deducting specified costs, if any. Premier Royalty is in the business of acquiring royalty interests in mineral properties from companies that have advanced staged development projects or operating mines. Premier Royalty continually reviews opportunities to acquire existing royalties, to create new royalties or similar interests (e.g. streaming interests) through the financing of mine development or exploration, or to acquire companies that hold royalties or similar interests. Going forward, Premier Royalty anticipates that, at any particular point in time, it may have acquisition opportunities in various stages of active review, including, for example, the engagement of consultants and advisors to analyze particular opportunities, analysis of technical, financial and other confidential information, submission of indications of interest, participation in preliminary discussions and involvement as a bidder in competitive auctions.

As of the date of this Information Circular, Premier Royalty owns two royalties on producing properties: the Buffelsfontein Royalty and the Thunder Creek Royalty. See “Buffelsfontein Gold Mine Project”, “Mine Waste Solutions (Pty) Ltd Tailings Recovery Project” and “Thunder Creek Deposit”. Following completion of the Premier Gold Royalty Portfolio Acquisition and the acquisition of the Gualcamayo Royalty, Premier Royalty will have interests in an additional producing property (the Gualcamayo Royalty), one very near to producing property (the Emigrant Springs Royalty) and six exploration stage properties. Premier Royalty does not conduct mining operations, nor is Premier Royalty required to contribute to capital costs, exploration costs, environmental costs or other mining costs on the properties in which Premier Royalty holds royalty interests. Since November 23, 2011, being the date of incorporation of Premier Royalty, Premier Royalty has focused on the acquisition of royalty interests and the management of such acquired royalty interests.

Royalty Interests Generally

Royalties are usually passive interests in mining projects that provide the right to revenue or metals produced from the project after deducting specified costs, if any. Due to the passive nature of royalty interests, depending on the nature of the royalty interest and the laws applicable to the royalty and project, the royalty holder is generally not responsible for, and has no obligation to contribute, additional funds for any purpose, including, but not limited to, operating or capital costs, or environmental or reclamation liabilities. The granting of a royalty usually arises as a result of: (i) paying part of the consideration payable to land owners, prospectors or junior mining companies for the purchase of their property interests; (ii) providing capital in exchange for granting a royalty; or (iii) converting a participating interest in a joint venture relationship into a royalty, and as such, the royalty interests are established through a contract between the royalty holder and the property owner, although many jurisdictions permit the holder to also register or otherwise record evidence of a royalty interest in applicable mineral title or land registries. In some cases, royalties may in fact be lease payments where the property owner leases a property and gets lease payments in the form of a royalty from the lessee, in which case, depending on the jurisdictions, the owner of the property may be responsible for environmental and reclamation liabilities. Royalties can be commodity specific and, for instance, apply only to gold, or have varying royalty structures for different commodities from the same property. In some jurisdictions, royalties may be treated as an interest in land which distinguishes them from a personal interest and provides protection for the royalty holder from creditors or bankruptcy of the property owner.

Royalty payments are made to a royalty holder by a property owner or an operator of a property and are typically based on a percentage of the minerals or other products produced or the revenues or profits generated from the property. The terms of any royalty payment are determined by reference to the contract or agreement giving rise to the grant of the royalty, but generally, royalty interests fall into one of several categories, with the main two categories applicable to Premier Royalty being revenue-based royalties and profit-based royalties.

Revenue-based Royalties

The key types of revenue-based royalties are:

1.

Net Smelter Return (“NSR”) royalties. NSR royalties are based on the value of production or net proceeds received by the operator from a smelter or refinery. These proceeds are usually subject to deductions or charges for transportation, insurance, smelting and refining costs as set out in the royalty agreement. For gold royalties, the deductions are generally minimal, while for base metal projects the deductions can be much more substantial. This type of royalty provides cash flow that is free of any operating or capital costs and environmental liabilities. A smaller percentage NSR in a project can effectively equate to the economic value of a larger percentage profit or working interest in the same project. All of Premier Royalty’s material royalty interests are NSR royalties. The Emigrant Springs Royalty is an NSR royalty.

2.	Gross Royalties (“GR”) or Gross Overriding Royalties (“GOR”). GRs or GORs are based on the total revenue stream from the sale of production from the property with few, if any, deductions.

Profit-based Royalties

1.

Net Profit Interest (“NPI”). NPI is based on the profit realized after deducting costs related to production as set out in the applicable royalty agreement. NPI payments generally begin after payback of capital costs and ongoing operating costs and some also allow deductions for prior exploration and interest costs. Although the royalty holder is not responsible for providing capital, covering operating losses or environmental liabilities, increases in production costs will affect net profits and royalties payable.

Listed below are examples of provisions that can be added to the royalty types set out above that would allow, or cause, them to change character in different circumstances or have varying rates:

1.

Minimum Royalty is a provision included in some royalties that requires fixed payments at a certain level even if the project is not producing, or the project is producing at too low a rate to achieve the minimum.

2.

Advance Minimum Royalty is similar to Minimum Royalty except that, once production begins, the minimum payments already paid are often credited against subsequent royalty payments from production that exceeds the minimum.

3.

Sliding Scale Royalty refers to royalties where the royalty percentage is variable. Generally this royalty percentage is indexed to metal prices or a production threshold. Generally, a minimum or maximum percentage would be applied to such a royalty.

4.	Capped Royalty refers to royalties that expire or cease payment after a particular cumulative royalty amount has been paid or a set production volume threshold or time period has been reached.

History Since Incorporation

In April 2012, Premier Gold entered into a purchase agreement (the “Aberdeen Purchase Agreement”) with Aberdeen pursuant to which Premier Royalty acquired from Aberdeen the Buffelsfontein Royalty, being a 1% NSR royalty on gold produced from Village Main Reef Limited’s Buffelsfontein Gold Mine Project (the “BGM”) and AngloGold Ashanti Limited’s Mine Waste Solutions tailings recovery project (the “Mine Waste Project”) in the Republic of South Africa. The closing of the acquisition of the Buffelsfontein Royalty occurred on May 31, 2012. Pursuant to the terms of the Aberdeen Purchase Agreement, Premier Royalty agreed to purchase the Buffelsfontein Royalty in consideration for an aggregate purchase price of $20,900,000, which consisted of a cash payment in the amount of $11,500,000 and the issuance by Premier Royalty of the Aberdeen Convertible Debenture. In addition, under certain conditions, common share purchase warrants of Premier Royalty will be issued to Aberdeen. The terms of the Aberdeen Convertible Debenture and the warrants are discussed below under “Description of Securities – Convertible Debentures & Warrants – Aberdeen”. See “Buffelsfontein Gold Mine Project” and “Mine Waste Solutions (Pty) Ltd Tailings Recovery Project” for details with respect to the BGM and the Mine Waste Project.

In May 2012, Premier Gold announced the signing of a definitive purchase agreement (the “Golden Arrow Agreement”) regarding the sale by Golden Arrow and purchase by Premier Royalty of the Gualcamayo Royalty, being Golden Arrow’s 1% NSR royalty on the Gualcamayo Property, being Yamana Gold Inc.’s (“Yamana”) Gualcamayo gold mine. Pursuant to the terms of the Golden Arrow Agreement, Premier Royalty has agreed to purchase 100% of the shares of Golden Arrow’s wholly-owned subsidiary, Inversiones Mineras Australes Holdings (BVI) Inc., which indirectly owns the Gualcamayo Royalty, for cash consideration of $16,500,000 and the Premier Royalty Golden Arrow Warrants. The terms of the Premier Royalty Golden Arrow Warrants are discussed below under “Description of Securities – Convertible Debentures & Warrants – Golden Arrow”. All third party approvals with respect to the acquisition of the Gualcamayo Royalty, including the approval of the shareholders of Golden Arrow, have been received and Premier Royalty expects the acquisition to be completed prior to the Effective Date. See “Gualcamayo Property” for details with respect to the Gualcamayo Property.

On May 31, 2012, Premier Gold and Premier Royalty entered into the Convertible Bridge Loan (in the principal amount of up to $28,000,000). The terms of the Convertible Bridge Loan are discussed below under “Description of Securities – Convertible Debentures & Warrant – Premier Gold”. The Convertible Bridge Loan was provided by Premier Gold to facilitate the acquisition of the Buffelsfontein Royalty and, if necessary, the Gualcamayo Royalty.

On June 22, 2012, Premier Gold, Premier Royalty, and the Thunder Creek Royalty Vendors entered into a definitive purchase agreement (the “Thunder Creek Agreement”) regarding the purchase by Premier Royalty of the Thunder Creek Royalty, being a 1% NSR royalty on certain mining claims which comprise the Thunder Creek deposit of the Timmins West Mine (the “Thunder Creek Deposit”) and ancillary lands, operated by Lake Shore Gold Corp. (“Lake Shore”). Pursuant to the terms of the Thunder Creek Agreement, Premier Royalty purchased the Thunder Creek Royalty for cash consideration of $7,000,000, which was paid at closing of the acquisition on July 3, 2012, and $500,000 to be paid in Post-Consolidation Bridgeport Shares upon the completion of the Business Combination. See “Thunder Creek Deposit” for details with respect to the Thunder Creek Deposit.

On July 10, 2012, Premier Gold announced the closing of two tranches of the private placement of Convertible Debentures in the aggregate principal amount of $11,500,000. The terms of the Convertible Debentures issued in connection with the private placement are discussed below under “Description of Securities – Convertible Debentures & Warrants – Private Placement”.

On August 8, 2012, Premier Gold announced the signing of the Business Combination Agreement with respect to the Business Combination. The Information Circular to which this Schedule “B” is attached sets out the details of the proposed Business Combination.

On October 29, 2012, Bridgeport, Premier Gold and Premier Royalty executed an amendment to the Business Combination Agreement, to, among other things, extend the termination date under the Business Combination Agreement from November 15, 2012 to December 31, 2012.

Expected Developments

Assuming the approval of the Bridgeport Securityholders of the Business Combination and the receipt of all regulatory approvals, including the approval of the TSX, the Business Combination will result in a “backdoor listing” of Premier Royalty, as such term is defined in the TSX Company Manual. It is expected that the Business Combination will be finalized in December 2012. The Resulting Issuer will carry on the business of Premier Royalty as discussed in this Schedule “B”.

It is expected that prior to the closing of the Business Combination, Premier Royalty will acquire ownership, directly or through its subsidiary, of the Premier Gold Royalty Portfolio, which comprises the following royalty interests, which are held directly or indirectly by Premier Gold:

(a)

Argosy Royalty: The 0.50% NSR royalty payable by Cangold Limited to Premier Gold on the production from the 49 mining claims comprising 101 mining claim units located in the Red Lake Mining Division in northwestern Ontario commonly known as the Argosy Gold Mine property, payable pursuant to the purchase and sale agreement dated June 19, 2009 between Cangold Limited and Premier Gold.

(b)

Newman-Madsen Royalty: The 0.50% NSR royalty payable by Sabina Gold & Silver Corp. to Premier Gold on the proceeds of commercial production from 38 mining claims located in the Red Lake Mining Division in northwestern Ontario commonly known as the Newman-Madsen property, payable pursuant to the purchase and sale agreement dated January 16, 2012 between Sabina Gold & Silver Corp. and Premier Gold.

(c)

East My-Ritt Royalty: The 0.50% NSR royalty payable by Mega Precious Metals Inc. to Premier Gold on the production from 8 patented mining claims located in the Red Lake Mining Division in northwestern Ontario commonly known as the East My-Ritt property, payable pursuant to the definitive acquisition agreement dated May 22, 2009 among Skybridge Development Corp. (now Mega Precious Metals Inc.), Premier Gold and Sabina Silver Corporation (now Sabina Gold & Silver Corp.) and the acknowledgement dated January 19, 2012 of Mega Precious Metals Inc. regarding the retention by Premier Gold of the 0.50 per cent NSR royalty payable on the East My-Ritt property.

(d)

Pickle Crow Royalty: The 0.50% NSR royalty payable by PC Gold Inc. to Premier Gold on the production from the 98 patented mining claims located in northwestern Ontario commonly known as the Pickle Crow Gold Mine property, payable pursuant to the net smelter return royalty agreement dated May 13, 2008 among PC Gold Inc., Premier Gold and Donald M. Ross in trust.

(e)

Skinner Gold Royalty: The 7.5% NPI royalty payable by Sabina Resources Limited (now Sabina Gold & Silver Corp.) to Wolfden Resources Inc. (now Premier Gold) from the proceeds of commercial production on the 11 unpatented mining claims located in the Red Lake Mining Division in northwestern Ontario commonly known as the Skinner Gold property, up to a maximum of $450,000, pursuant to the assignment agreement dated June 7, 2004 between Sabina Resources Limited and Wolfden Resources Inc.

(f)

Emigrant Springs Royalty and Rain Gold Royalty: 1.5% NSR royalty on the Emigrant Springs deposit (also known as the Emigrant deposit) and Rain Gold deposit, both located in Elko County, Nevada, payable by Newmont USA Limited to Premier Gold Mines USA, Inc., payable pursuant to the lease agreement dated June 15, 1980 between Ann. G. Jackson (doing business or formerly doing business as Petan Co.), Alan S. Boyack & Phyllis Boyack, Price D. Montrose & Thelma Montrose, Arthur D. Montrose & Helen Montrose, Douglas Montrose & Gail Montrose (as lessors, with Saddle Gold Inc. and Alan S. Boyack and Phyllis Boyack, Douglas Montrose and Gail Montrose, Arthur D. Montrose and Faye Montrose, and Helen Hammond as successor in interest to the lessors) and Newmont Exploration Limited (as lessee, with Newmont USA Limited being successor interest to the lessee) as amended by agreement dated February 17, 1981. Premier Gold will retain ownership of the properties covered by the lease agreement as well as the obligations of the lessor under the lease agreement and will assign the right to the 1.5% NSR royalty to Premier Royalty.

(g)

Red Ridge Royalty: 3.0% NSR royalty on the property located in Elko County, Nevada, payable by Toné Resources (US) Inc. pursuant to the mining lease and agreement dated October 15, 2002 between Petan Company (as to 2/3) and Peter Jackson (as to 1/3) (as owners) and KM Exploration Ltd. (as lessee) (as assigned by KM Exploration Ltd. to Toné Resources (U.S.) Inc. pursuant to an assignment of leases and quitclaim deed dated August 5, 2003) and the mining lease and agreement dated February 12, 2003 between Petan Company (as to 2/3) and Peter Jackson (as to 1/3) (as owners) and KM Exploration Ltd. (as lessee) (as assigned by KM Exploration Ltd. to Toné Resources (US) Inc. pursuant to an assignment of leases and quitclaim deed dated August 5, 2003). Premier Gold will retain ownership of the properties covered by the lease agreements as well as the obligations of the lessor under the lease agreements and will assign the right to the 3.0% NSR royalty to Premier Royalty.

(h)

Emigrant Springs and Rain Gold “Area of Interest” Royalty: 5% production royalty (up to US$1,250,000) on the “area of interest” of the Emigrant Springs deposit and Rain Gold deposit, both located in Elko County, Nevada, payable by Newmont USA Limited to Premier Gold Mines USA, Inc. pursuant to the lease agreement dated June 15, 1980 between Ann. G. Jackson (doing business or formerly doing business as Petan Co.), Alan S. Boyack & Phyllis Boyack, Price D. Montrose & Thelma Montrose, Arthur D. Montrose & Helen Montrose, Douglas Montrose & Gail Montrose (as lessors, with Saddle Gold Inc. and Alan S. Boyack and Phyllis Boyack, Douglas Montrose and Gail Montrose, Arthur D. Montrose and Faye Montrose, and Helen Hammond as successor in interest to the lessors) and Newmont Exploration Limited (as lessee, with Newmont USA Limited being successor interest to the lessee) as amended by agreement dated February 17, 1981. Premier Gold will retain ownership of the properties covered by the lease agreement as well as the obligations of the lessor under the lease agreement and will assign the right to the 5% production royalty to Premier Royalty.

It is expected that prior to the closing of the Business Combination, Premier Royalty will acquire the Gualcamayo Royalty.

Competitive Conditions

The mining industry in general and the royalty segment in particular are competitive. Premier Royalty competes with other royalty companies, mine operators and financial buyers in efforts to acquire existing royalties and with the lenders, investors and royalty and streaming companies providing financing to operators of mineral properties in its efforts to create new royalties. Most of Premier Royalty’s competitors in the lending and mining business are larger than it and have greater resources and access to capital. Key competitive factors in the royalty acquisition and financing business include the ability to identify and evaluate potential opportunities, transaction structure and consideration, and access to capital.

Regulation

Like all mining operations, the operators of the mines that are subject to Premier Royalty’s royalties must comply with environmental laws and regulations promulgated by federal, provincial/state and local governments. Although, generally, Premier Royalty is not responsible as a royalty owner for ensuring compliance with these laws and regulations, failure by the operators of the mines on which Premier Royalty has royalties to comply with applicable laws, regulations and permits can result in injunctive action, damages and civil and criminal penalties on the operators which could reduce or eliminate production from the mines and thereby reduce or eliminate the royalties Premier Royalty receives and negatively affect its financial condition. Premier Royalty expects that, in some circumstances (such as the Emigrant Spring Royalty), it will be the owner of property that it leases to an operator which is responsible for royalty payments to Premier Royalty. In situations where a property is owned by Premier Royalty, it is possible that a federal, provincial/state or local government could attempt to take action against Premier Royalty as a land owner is respect of environmental or reclamation liabilities that arise due to the operator’s work on the applicable property.

Employees and Contractors

As at October 30, 2012, Premier Royalty has two full time employees and two contract employees.

MATERIAL MINERAL PROJECTS

Assuming the completion of the Premier Gold Royalty Portfolio Acquisition and the completion of the acquisition of the Gualcamayo Royalty, on the Effective Date, Premier Royalty will have four royalty interests which are considered material: the Gualcamayo Royalty, the Buffelsfontein Royalty, the Thunder Creek Royalty and the Emigrant Springs Royalty.

The technical information contained in this Schedule “B” under the headings “Gualcamayo Property” (included in connection with the Gualcamayo Royalty), “Buffelsfontein Gold Mine Project” (included in connection with the Buffelsfontein Royalty), “Mine Waste Solutions (Pty) Ltd. Tailings Recovery Project” (included in connection with the Buffelsfontein Royalty) and “Thunder Creek Deposit” (included in connection with the Thunder Creek Royalty) has been reviewed and approved by Steve McGibbon, P. Geo., the Executive Vice-President Corporate & Project Development of Premier Gold and Chief Technical Officer of Premier Royalty, who is a “qualified person” for the purpose of NI 43-101.

The technical information contained in this Schedule “B” under “The Emigrant Project” (included in connection with the Emigrant Springs Royalty) related to the Emigrant deposit has been reviewed and approved by William Lewis, P. Geo., of Micon International, who is a “qualified person” for the purpose of NI 43-101. The technical report with respect to the Emigrant Project titled “NI 43-101 Technical Report Regarding the 1.5% Production Royalty Held on the Emigrant Project, Elko County, Nevada USA” dated September 10, 2012 (the “Emigrant Project Report”) has been prepared by Mr. Lewis and is addressed to Premier Gold, Premier Royalty and Bridgeport. The Emigrant Project Report has been filed on SEDAR under Bridgeport’s profile.

GUALCAMAYO PROPERTY

Pursuant to the terms of the Golden Arrow Agreement, Premier Royalty has agreed to purchase 100% of the shares of Golden Arrow’s wholly-owned subsidiary which indirectly owns the Gualcamayo Royalty for cash consideration of $16,500,000 and the Premier Royalty Golden Arrow Warrants. The Gualcamayo Royalty is a 1% NSR royalty on the Gualcamayo Property.

Unless otherwise stated, the information, tables and figures that follow relating to the Gualcamayo Property are derived from, and in some instances are extracts from, the technical report entitled “Technical Report for Gualcamayo Project, San Juan, Argentina, Report for NI 43-101 pursuant to National Instrument 43-101 of the Canadian Securities Administrators” dated March 25, 2011 (the “Gualcamayo Report”) as updated by the annual information form dated March 30, 2012 of Yamana dated March 30, 2012 (the “Yamana AIF”).

The technical information contained in this section has been reviewed and approved by Steve McGibbon, P. Geo., Executive Vice-President Corporate & Project Development of Premier Gold and Chief Technical Officer of Premier Royalty, a “qualified person” for the purpose of NI 43-101.

Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Gualcamayo Report as updated by the Yamana AIF, which have been filed with certain Canadian securities regulatory authorities and are available for review under the SEDAR profile of Yamana at www.sedar.com.

Unless otherwise indicated, the information below is effective as of March 25, 2011, and Premier Royalty has not updated such information.

Property Description and Location (Gualcamayo Property)

The Gualcamayo Property is located in northern San Juan Province, Argentina, approximately 270 kilometres north of the provincial capital of San Juan. The main Gualcamayo block consists of one Cateo and 57 Minas and covers 7,128 hectares. A Cateo is an exploration concession which allows the holder the exclusive right to explore the area subject to certain rights of owners of pre-existing mines within the Cateo area. Once an application for a Cateo is submitted, all rights to any mineral discovery on the Cateo belong to the applicant. A Mina is a real property interest which allows the holder the right to explore and exploit manifestations of discovery on a permanent basis after completion of an official survey for as long as the right is diligently utilized and property taxes are paid. Fifty-five (55) of the Minas are contiguous and lie wholly within the Cateo. One Mina (Chani) lies partially outside the Cateo and one Mina (Perico) lies wholly outside the Cateo. Six (6) contiguous Minas, collectively known as the Virgen de Lourdes Property, in which Yamana does not hold an interest and which cover a 50 hectare area, lie within the main Gualcamayo Property block.

The Gualcamayo Property includes three known deposits, Quebrada del Diablo (“QDD”) deposit and the Amelia Inés and Magdalena satellite (“AIM”) deposits. The use of the term “AIM” herein refers to the latter two deposits. The QDD deposit includes the QDD Upper zone which is being developed using open pit mining, and the QDD Lower West (“QDDLW”) underground deposit zone which was recently approved as feasibility stage pursuant to the mining laws of Argentina. Other targets on the property are at an early prospective stage of exploration.

Gold mineralization at Gualcamayo was discovered in 1980 by Mincorp Exploration SA (“Mincorp”), a subsidiary of Anglogold South America Ltd. Mincorp carried out an extensive exploration program of the Amelia Inés, Magdalena, and Belgrano zones of the property. Minas Argentinas S.A. (“MASA”), at that time a wholly owned subsidiary of Viceroy Resource Corporation, acquired from Mincorp a 60% interest in the property in 1997, and the remaining interest in 2002. In 2003, Viceroy Exploration Ltd. acquired MASA from its predecessor Viceroy Resource Corporation. Yamana subsequently acquired Viceroy Exploration Ltd. (“Viceroy”) in October 2006.

The Gualcamayo Property is owned 100% by MASA, now a wholly-owned subsidiary of Yamana which it acquired through its purchase of Viceroy. Royalties on the property are as follows: (i) a 1% NSR royalty on production from the Gualcamayo Property is payable on certain concessions to Inversiones Mineras Argentinas Inc. who assigned their rights and obligations to Golden Arrow by assignment agreement dated July 4, 2004 (being the Gualcamayo Royalty); (ii) a 1% NSR royalty, capped at $200,000 on production from the Patrimonio, Patrimonio I, Patrimonio III, Patrimonio IV and Leticia mining leases is payable to the Lirio Family; (iii) a 1.5% NSR, capped at $500,000, is payable to the Lirio Family on production from the Rio Piojos Cateo; (iv) a 3% provincial royalty is payable on mine production after deduction of direct mining and associated G&A costs and (v) an export tax of 5% of the value of the doré exported. An additional 1.5% of contributions to infrastructure fiduciary funds is calculated upon the gross sales and is payable to the San Juan government. This contribution is included in the Minesite overhead line of the cash flow, along with the debit and credit tax (1.2% upon the total transactions in the Argentinean Banking system).

Surface rights in Argentina are not conferred with title to either a mining lease or a claim and must be negotiated with the landowner. In 2004, MASA purchased the surface rights to a contiguous land package totalling 26,218 hectares, which partially covers the Gualcamayo Property and wholly covers access routes to the area of interest from Highway 40, the main access route to the property.

In Argentina, a Mine is a real property interest, which allows the holder the right to explore and exploit manifestations of discovery (Manifestaciones de Descubrimiento) on a permanent basis after completion of an official survey for as long as the right is diligently utilized and property taxes are made to the San Juan Mining Secretariat (Departamento de Minería de San Juan).

A Cateo is an exploration concession which allows the holder the exclusive right to explore the area subject to certain rights of owners of pre-existing mines within the Cateo area. Once an application for a Cateo is submitted all rights to any mineral discovery on the Cateo belong to the applicant. Through exploration, the holder of a Cateo may make and file manifestations of discovery and formally request the Mining Secretariat for the granting of a mining lease. Properties in Argentina are held in good standing by the payment of property taxes (Canons) and perfecting the mining title from cateo through to mine. As such, no expiry date exists, nor can be given for Cateos and Mines in Argentina.

Exploration drilling on the property is subject to the application and acceptance of a water use permit from the Hydrological Department of San Juan, which MASA has received.

At the completion of each phase of exploration, an environmental impact study is required to be submitted to the Environmental Provincial Management Unit (Unidad de Gestion Ambiental Provincial) of the San Juan Department of Mines. Two reports, submitted in 2005 and 2006, cover the Gualcamayo Property. An application to develop the project (an environmental assessment) for the production phase was submitted to the San Juan authorities in December 2006. Yamana received formal approval of the application in August of 2007. The approval of this assessment permitted mining development to proceed, subject to obtaining sectoral permits for specific project facilities. Sectoral permits have now been obtained for most of the QDD project facilities, and continue to progress well. Planning for the sectoral permitting for the leach pad facility was initiated in December 2006, continuing through 2007 and 2008, with key focus on the longer lead permit processes such as the water use concession, and approvals of design and for construction of the leach pad embankments. The 5th Update of the Environmental Assessment Report – Exploration Phase has been submitted and it includes information referring to the future construction of the Access Ramp to the West Zone Lower QDD deposit.

In 2009, the update of the Environmental Assessment Report – Mining Phase was done and it included the Environmental Assessment Report – Mining Phase, Lower QDD Access Ramp and the mining Project of the underground deposit.

Note: there are not mine workings, waste deposits, and important natural features and improvements, related to the outside property boundaries.

Accessibility, Climate, Local Resources, Infrastructure and Physiography (Gualcamayo Property)

The project area is easily accessible from the city of San Juan by driving three hours north on paved Highway 40 and then via a 20 kilometre gravel road to the main camp. The site is accessible by driving from the nearby towns of Guandacol, Huaco and Jachal within 40 minutes to 90 minutes.

The general services and infrastructure for the area are good. The main camp (Campamento Gualcamayo) has capacity for approximately 350 persons, and includes offices, kitchen, sleeping quarters, washrooms, storage facilities, waste handling and recycling facility, sewage treatment system, fuel storage, and laydown areas. Electrical power is supplied to the camps by public grids.

The climate is semi-arid with average annual precipitation of 190 mm. The rainy season commences in December and ends in late March. The temperature at the site averages 15°C over the year. Extreme temperatures range from -9°C in the winter to 40°C in the summer. Winter daytime temperatures average 15°C with sub-zero temperatures occasionally reached, especially at night. July and August can experience snow accumulations to 15 cm above 2000 m, which usually melts within one to two days. The Gualcamayo river valley intersects the project site to the east of the mining area. The river has a trickle flow during most of the year and is easily passable by light vehicles. During the rainy season, flash floods occasionally occur that can make the river impassable, generally for less than six hours and in extreme cases for up to 12 hours.

The National electric power system is located approximately 129 kilometres from the project site. Drilling contractors, heavy machinery dealerships, repair services and parts are available at both San Juan and Mendoza. Local labour is readily available and staff engineers and geologists are available through the University of San Juan, as well as from consulting firms based in the region. Fuel storage deposits are located in the Campamento Gualcamayo area and fresh water is supplied from a well located approximately 2.5 kilometres south-east of Campamento Gualcamayo and there is more than sufficient water to meet future operations requirements. There is sufficient space for waste rock storage/dumping and leach pad areas.

History (Gualcamayo Property)

The general area of the Gualcamayo gold project has been sporadically prospected by local miners for at least the last 60 years. These exploration activities were directed towards surface occurrences of skarn hosted lead, zinc, copper, gold and silver mineralization. There is also evidence of minor magnetite production from the skarns.

Mincorp explored the skarn/intrusive related gold mineralization at Amelia Inés, Magdalena and Belgrano between 1983 and 1988. At the Amelia Inés deposit, Mincorp carried out 3,414 metres of surface diamond drilling, 1,405 metres of underground development on three levels, and 4,047 metres of underground drilling from 79 holes. They also conducted an Induced Polarization (“I.P.”) survey and 750 metres of surface trenching, sampling and mapping. Based on this work, Mincorp identified three zones of gold mineralization referred to as Betsy, Ana and Diana.

A 92 metre tunnel referred to as “tunnel D” was also developed southeast of Amelia Inés. Although this was designed to provide underground drill stations to explore the Amelia Inés deposit it was never utilized.

At the Magdalena prospect, Mincorp carried out an I.P. survey, 980 metres of surface diamond drilling, 335 metres of underground development on two levels (4 adits), and 795 metres of underground drilling. Mincorp concluded from their exploration program that the mineralized zones were small and irregular. However, later interpretation suggests that the adits and drillholes may have been oriented parallel to the strike of the mineralization, providing little useful information about the size or grade of the zone.

At the General Belgrano prospect, a 350 metre crosscut was driven at the 1850 level (1965m elev.) and cut five veins. An additional 195 metres of drifting was performed along these veins. One was a subconcordant structure containing pyrite, chalcophyrite, tetrahedrite and sphalerite. Grades reportedly averaged 10.8 g/t Au and 1,002 g/t Ag over a thickness of 0.3 metres for a length of 55.6 metres. Mincorp concluded that the Belgrano veins are generally narrow and dislocated by faulting which made exploration difficult and work was suspended.

MASA formed a joint venture in 1997 with Mincorp to earn a 60% in the Gualcamayo gold project. The objective of the exploration program initiated by MASA was to explore and evaluate the potential for epithermal sediment hosted gold mineralization peripheral to the skarn hosted mineralization explored by Mincorp.

In late 1997 and 1998, regional prospecting and rock geochemical sampling by Bill Rowell revealed the presence of gold bearing carbonate breccias in Quebrada del Diablo, approximately 1.2 km southeast of Amelia Inés. The mineralized zone as defined by surface sampling extended 400 metres along the quebrada and up to 800 metres to the east along steep cliff exposures. The original discovery was confirmed by a saw-cut channel sampling and a follow-up program of continuous rock chip sampling along a newly constructed road into the Quebrada.

Between December 1997 and December 2000, MASA completed four drill programs for a total of 11,230 metres in 58 drill holes. The drilling included 6,043 metres of diamond drilling and 5,187 metres of reverse circulation drilling that focused primarily on the QDD area.

Geological mapping and surface sampling during 1999 and 2000 helped in further defining the trend of gold mineralization which currently extends for more than 2.5 km from QDD through the Amelia Inés and Magdalena areas.

In 2004 MASA completed further definition and fill-in drilling at QDD totaling 7,167.5 metres in 26 reverse circulation holes. Reverse circulation drilling (“RC”) was also conducted at Amelia Inés (947 metres in 5 holes), Magdalena (1,844 metres in 8 holes) and three other peripheral target areas (1,964 metres in 8 holes).

GeoSim Services Inc. (“GeoSim”) completed an updated mineral resource estimate on the QDD and AIM deposits in December 2004.

In late 2004, Major Drilling brought in a skid-mounted UG JKS Boyles B20 core rig capable of drilling angle holes from -90° to +45° in order to test previously inaccessible portions of the QDD and AIM deposits as well as other exploration targets. Four core holes were completed before the end of 2004 amounting to 712 m.

In January 2005, AMEC Americas Limited completed a Preliminary Economic Assessment (“PEA”) of the QDD deposit in accordance with NI 43-101. The study used a gold price of $400 per ounce and concluded that the QDD project had the potential to be economically viable and should proceed to the next phases of feasibility study. Core and RC drilling was continued throughout 2005 and 2006 on both QDD and surrounding targets. Between January and August 2006, results were received from 114 core holds and 69 RC holes representing an additional 38,452 metres.

GeoSim completed an updated mineral resource estimate in September 2006.

Exploration drilling continued through the remainder of 2006 and during 2007 concentrating mainly on the outlying satellite deposits, Amelia Inés and Magdalena (collectively referred to as AIM). However, exploration continued to explore the deep western extension of the QDD deposit, and in mid 2007, then an exploration decline was started to provide better access.

In August, 2007 Wardrop Engineering completed a feasibility study on the QDD deposit (Wardrop, 2007). The study involved developing feasibility level design of all aspects of the project, including mine design, mineral processing, heap leach facilities, gold recovery, and economic evaluation as of the date of such report. The financial evaluation concluded that the Gualcamayo Property is a positive project at then current gold prices and with the then current NI 43-101 resource.

In the same report, an updated resource estimate was reported for the AIM deposits and used as the basis for a separate scoping study. The scoping study on the AIM deposits was completed to a ±30% level of accuracy and concluded that the addition of the AIM deposits to the QDD deposit would significantly improve the overall project economics.

In September, 2007 and interim resource update for the AIM deposits was carried out using assay data received as of July 12, 2007. This included an additional 25 core and 6 RC drill holes.

A positive construction decision for the QDD deposit was announced by Yamana in August 2007 following the results of a positive feasibility study and the formal approval for its Gualcamayo Environmental Assessment report. Mining is ongoing at the QDD deposit with commercial production declared mid-2009.

Total drilling on the QDD Upper and Lower deposits to the end of 2007 included 190 core holes and 134 RC holes totaling 79,784 m.

In March 2008, GeoSim completed a new database update with three deposits QDD Upper, AIM and underground deposit QDDLW.

In January 2009, Yamana announced the results of an updated pre-feasibility study relating to the QDDLW deposit in which two alternative approaches to mining were considered. See “Mining Operations (Gualcamayo Property) – Mining Methods and Metallurgical Process - QDD Lower West (QDDLW)”.

In late 2008, construction was substantially complete with the first gold pour in early 2009. Production ramped up in July 2009 when commercial production was declared.

Geological Setting (Gualcamayo Property)

In terms of regional geology, the Gualcamayo Property is located along the eastern margin of the Precordillera of west central Argentina. The Precordillera is a narrow N-S trending belt of tectonically deformed clastic and carbonate rocks of lower to mid Paleozoic age, overlain by Carboniferous and Permian marine and continental sediments, Triassic volcanics and continental redbeds and Tertiary continental redbeds.

In terms of local and property geology, the Gualcamayo project is located primarily within a package of lower Paleozoic stratigraphy characterized by thick carbonate sequences of upper-Cambrian Los Sapitos and Ordovician San Juan Formations, which are overlain by marine clastics of Upper Ordovician Trapiche Formation. The entire stratigraphic section exceeds 1,000 m in thickness. The immediate project area is intruded by a quartz diorite stock, dated at 16-5.6 MA that produced relatively thin skarn halos and a metasomatic areole that extends hundreds of metres outboard into the surrounding carbonates.

Underground mapping at QDDLW has revealed the structural and lithological factors controlling the emplacement of the mineralization. The initial assumption of the important role played by the tension gash geometry has been confirmed.

Exploration (Gualcamayo Property)

Since 1983, the Gualcamayo Property has had significant exploration programs conducted by Mincorp and MASA. The stage of exploration has advanced through several drill programs sufficient to complete a resource estimate. Past exploration programs have been assessed in previous technical reports in 2003, 2004 and 2008.

Since the acquisition of the Gualcamayo Property by Yamana in 2006, MASA has carried out exploration work including core drilling; reverse circulation drilling; rock geochem sampling; geologic mapping; airborne geophysics; a petrographic study; and electron microprobe study through 2008.

An aggressive regional exploration program is presently underway assessing the numerous gold anomalies that extend a further 12 km west and 8 km north of Gualcamayo. Anomalies are associated with similar trans-tensional wrench structures, Tertiary age intrusives and Lower Paleozoic carbonates recognized at Gualcamayo.

Total drilling completed in October 2008 was of 6,157 m, including 2,956 m of core holes and 3,201 m of RC holes. A total of 2,708 m of RC drilling were drilled at the Las Vacas Project, and 493 m in Cerro Diablo. The diamond drilling includes 816 m drilled in the Quebrada Perdida regional project, and 2,140 m of near mine exploration drilling at Gualcamayo (1,608 m of underground holes and 532 of surface drilling).

A new resource update of the QDDLW resource was performed during October 2008. The final report was presented early November. It considered data from the recently finished infill drilling aimed to carry about 240 K oz of inferred resources to the measured and indicated categories.

Preliminary results from this new resource update show a global ounces increase amount of 294,000 oz over a total of 905,000 oz at 2.86 g/t Au. The added measured and indicated resources were 392,000 oz, over a total of 769,000 oz at 2.9 g/t Au.

The infill drilling confirmed and expanded the initial resource estimation (January 2008) by introducing higher grade and volume data from QDDLW. At the same time, partial exploration data confirmed the westward extension of the resource.

Mineralization (Gualcamayo Property)

Four distinct mineralization types occur at the Gualcamayo Property and three of these are of present economic interest. They are: (1) sediment-hosted distal-disseminated gold (QDD); (2) sulphide-bearing skarn deposits containing copper, zinc and molybdenum with late stage gold-arsenic mineralization (AIM); and (3) porphyry style molybdenum mineralization.

QDD

Gold mineralization at QDD occurs in carbonate sediments within conformable and discordant carbonate breccias and fractured limestone. The gold mineralization is related to a hydrothermal event overprinting the proximal skarns and extending into the surrounding marbles and limestones. The QDD canyon itself lies along a fault/dyke system, which is believed to be a reactivated Ordovician rift structure that acted as the primary conduit for hydrothermal fluids migrating away from the intrusive contacts.

The mineralizing fluids were dispersed into a semi conformable, receptive limestone aquifer travelling up dip following the hydraulic gradient, more than 600 m away from the QDD feeder structure. The permeability was provided by several deformation and alteration factors forming large conformable collapse breccias and includes:

(a)	early meteoric karsting of the Upper San Juan Formation and in particular the cliffy, bioturbated limestone member;

(b)	hydrothermal dolomitization of the pre-existing diagenetic dolomite member of the upper San Juan Formation that initiated collapse and breccia development of the over lying karsted limestone; and

(c)

E-W faulting, tectonic brecciation along fold hinges, stylolite formation during the ongoing contractional, and transpressive deformation during the Andean orogeny. These three factors produced a very permeable stratigraphic window (conformable breccia) within the Upper San Juan Formation that later focused mineralizing sulphurous fluids through the earlier hydrothermal collapse breccias.

During gold deposition, hydrothermal karsting and breccia development was also superimposed on the earlier collapse breccias dissolving carbonate and flushing it up gradient where it was deposited as network of calcite stock work veins, lining fractures and voids, overlying the collapse breccias. Descending, supergene fluids were also focused along the developing hydrothermal karst system forming karst sediment supported breccias and graded karst sediment up to a metre thick along the bottom of caverns. Alteration of the host rocks is minimal and sulphide content is low. Gold, arsenopyrite, realgar, orpiment, sulphide, pyrite, and calcite are deposited along fractures and as matrix fillings. Higher gold values are spatially related to the intrusive breccia (Bx4). The mineralized structures are strongly oxidized throughout the depth of drilling, except for minor unoxidized intervals in which the primary mineralization is preserved.

AIM

At Amelia Inés and Magdalena, late stage gold-arsenic mineralization overprints skarn zones and extends into the surrounding marbles of the San Juan Formation. Skarn hosted mineralization comprised of chalcopyrite, sphalerite, galena, pyrrhotite and pyrite was deposited as a retrograde event preceding the introduction of the gold-arsenic mineralization. Gold mineralization is intimately associated with fine grained marcasite that lines late fractures and forms the chief component to marble and skarn breccias matrices Brecciation and higher grade gold mineralization are localized along the W to NW trending marble–skarn contact and cross cutting E-W tensional structures. The rheological contrast between the brittle skarn and ductile marble is believed to have accommodated much of the movement during later wrench fault tectonics, forming localized E-W trending, tensional zones (i.e breccia zones) that extend 10’s of metres outboard into the marble and skarn from the contact.

QDDLW

At QDDLW, the predominant gangue mineral is calcite, followed by quartz, pyrite, iron oxides, feldspars and a small amount of realgar. The gold mineralization in the QDDLW area tends to transitionally occur and be contained in west to north-west trending subhorizontal tension gashes roughly located along the coarbonate/instrusive contract.

Drilling (Gualcamayo Property)

Mincorp carried out core drilling at the AIM deposits between 1983 and 1988. They drilled a total of 127 holes totaling 1,475 metres from surface and underground workings. All subsequent drilling on the deposits has been carried out by MASA between 2000 and 2007. This included both core and reverse circulation drilling. Since November, 2004, Major Perforaciones S.A. has been contracted to carry out exploration diamond drilling utilizing a skid-mounted UG JKS Boyles B-20 core rig capable of drilling angle holes –90° to +45°.

From 2006 through 2007, EcoMinera Drilling of San Juan was used as the principal reverse circulation drill contractor, using a truck mounted Schramm drill rig. Down hole equipment consisted of a center sampling hammer, with a nominal 5 ¼ inch bit diameter and nominal 4 ½ inch drill rods. Seventeen RC holes (7,397 m) were completed on the QDD deposit during this period. An additional 24 RC holes (2,760 m) were drilled at AIM. Thirteen RC holes (5,450 m) were completed on other targets.

Prior to May 2007, the exploration drilling programs were conducted under the direct supervision of Consulting Senior Geologists, Rick Diment of Whitehorse, Yukon and Consulting Geologist Jeff Dean of Reno, Nevada. On May 1, 2007, Walter Soechting was appointed MASA Exploration Manager and took over supervision of the ongoing programs. During the RC drilling a MASA rig geologist was on-site at all times while the drill was operating. The rig geologist was responsible for contractor supervision and hole logging. Both geological and geotechnical drill logs were completed for each hole. The geotechnical logs included drilling performance, drilling and sampling problems and rod changes that may affect sample quality. Changes in sample return rate, rate of depth penetration, loss of air pressure, etc. were also recorded to assist in defining major structures, voids, etc. The geologic logs followed standard MASA procedures established in earlier programs and included complete descriptions of geology, lithology, alteration and mineralization. This information was recorded in digital format and was incorporated into the digital drill database.

The drilling programs at QDD were successful in further delineating the extent and grade of gold mineralization in the QDDLW Zone. The mineralized widths reflected in the technical report are not true thicknesses but simply the length of the interval. The mineralized zones are highly irregular in shape and true thickness was not used as a factor in resource estimation.

In terms of core drilling, between September 2006 and the end of 2007, a total of 42 core holes (15,190 m) were completed at QDD while 67 (10,468.9 m) were drilled at AIM. Eleven core holes (1,661 m) were completed on other targets. Since the initial discovery of the QDDLW Zone in June of 2006 and the end of 2008, MASA completed a total of 79 core holes totaling 26,881 metres.

Total drilling completed in October 2008 was of 6,157 m, including 2,956 m of core holes and 3,201 m of RC holes. A total of 2,708 m of RC drilling were drilled at the Las Vacas Project, and 493 m in Cerro Diablo. The diamond drilling includes 816 m drilled at the Quebrada Perdida regional target, and 2,140 m of near-mine exploration drilling at Gualcamayo (1,608 m of underground holes and 532 of surface drilling).

Preliminary results from a resource update performed on new infill data from QDDLW resource is summarized below.

Outstanding drill exploration and drill intercepts from October 2008 relate to drill holes 08QD-560 (exploration hole aiming to the westward expansion of the QDDLW zone; 156.8 m @ 2.74 g/t Au) drilled from UG2; 08QD-561 (7.7 m @ 1.2 g/t, 5.6 m @ 1.4g/t and 11.1 @ 1.5 g/t au) and 08QD-563 (27.9 @ 0.9 g/t au) drilled from UG1; as well as RC hole 08QDR-564 (16 m @ 4.3 g/t, 18 m @ 1.6, and 14 m @ 1 g/t Au) drilled at Cerro Diablo. Two RC holes were drilled in this area (results still pending from one hole) in order to test the continuity of a deep seated, out of resource intercept (hole 06QD-377, 80 m @ 2 g/t Au).

Sampling and Analysis (Gualcamayo Property)

Reverse Circulation Drilling

The RC holes were drilled with a 5¼ bit and the drill material was collected on 2 metre intervals using a dry cyclone system; 100% of the sample from the cyclone was collected using pre-labeled plastic bags. The total sample was weighed, and then two 50% splits were collected using a Gilson splitter with a large hopper to allow the total sample to be split at the same time. One of the two 50% splits was split in half again to produce two 25% splits (12-15 kg). The two 25% split samples were bagged in heavy-duty plastic bags with one split labeled by hole number and interval and the other labeled the same but with the addition of an “R” following the sample number. The “Original” split was sent to the primary lab and the other “Reject” split was stored on site. All samples were sealed with tamper-resistant plastic ties. Small (washed and unwashed) representative samples were taken from the 50% duplicate split samples and placed in plastic chip trays for detailed logging purposes.

In 2007, the 25% split was split in half again to obtain two, 12.5% splits (7-10 kg). One split was delivered to the lab and the other labelled with an “R” was stored at site.

Sample recoveries were calculated by weighing the cuttings from the entire sampled interval. The recoveries for the 2 metre intervals averaged 63 kg with an interquartile range from 58 to 70 kilograms. Chip trays were filled at the drill site and preserved for logging using the same protocol as previous drill programs.

Two rig duplicates were prepared for every 20th sample. One was submitted blind to the primary lab and the second to the check lab. A duplicate course lab reject was also prepared for every 20th sample and sent to the check lab. In addition, one blank was submitted per hole after a suspected mineralized interval.

Blind standards were introduced in 2005. The standards were derived from reverse circulation rig duplicate material from previously drilled holes at Gualcamayo which were prepared by Alex Stewart (Assayers) Argentina S.A. (“Alex Stewart”) in Mendoza and subjected to a “round robin” analysis by several labs to derive the statistics. The primary lab used was Alex Stewart and the check lab was ALS-Chemex in La Serena, Chile. In 2008 a set of 5 standards was purchased from Rocklabs Ltd. Standards are routinely submitted as blind pulps in the sample stream to the primary lab every 20th sample.

Since 2005, down hole surveys have been taken periodically using a single-shot instrument at approximately 50 metre intervals.

Core Drilling

Between January and September 2008, 49 diamond drill holes were completed on the QDDLW Zone totaling 14,768 metres. HQ core size was used in order to achieve the best recovery and sample size. Some holes were reduced to NQ to achieve target depths. Core recovery was generally good averaging over 84% (median = 88%). The core was placed in standard wooden core boxes and transported to camp for logging and sampling. Most core holes were sampled at two metre intervals or at a change in geology. All core was photographed prior to logging and sampling. Geological and geotechnical logs were prepared for all holes. Upon completion of logging, the sample intervals were split on site with a conventional hydraulic splitter. Samples for assay were enclosed in plastic sample bags with a tamper-resistant seal.

In December 2004 the introduction of blind standards was started. The first set of site standards were derived from RC rig duplicate material from previously drilled holes at Gualcamayo which were prepared by Alex Stewart in Mendoza and subjected to a “round robin” analysis by several labs to derive the statistics. The standards were submitted as blind pulps in the sample stream to the primary lab every 20th sample. Three standard values were used: low (620 & 500 ppb Au), medium (1280 & 1110 ppb Au), & high (2260 & 2760 ppb Au). A second batch of standards was developed in 2006 when all of the first set had been consumed. In 2008 a set of 5 standards was purchased from Rocklabs Ltd.

The primary lab used up to January 2008 was Alex Stewart and the check lab, ALS-Chemex in La Serena, Chile. In January 2008 the primary lab was changed to ACME Analytical Laboratories in Santiago, Chile. The check lab was changed to ALS Chemex (Santiago).

Down hole surveys were taken using a single-shot instrument at 10 metres below surface and at approximately 50 metres thereafter. Changes in azimuth and inclination were less than 5 degrees per 100 metres. Inclinations showed a marked tendency to steepen, particularly those drilled at flat or positive angles. The average rate was around 1°per 100 metres. Azimuths showed no particular bias to the right or left.

Continuous saw-cut channel samples were collected along the underground exploration decline and crosscut in late 2007 and early 2008. Sample widths ranged from 1.1 to 3.1 metres and averaged just under 2 metres. Tarps were laid out along the channel line to ensure all material, including fines, were collected. All samples were bagged and sealed with tamper-resistant seals for shipping. Channel samples were collected into the exploration tunnel, which is implaced into the mineralized zone, so there are not any factors that could materially impact the accuracy and reliability of the results, or sample quality.

Security of Samples (Gualcamayo Property)

All drill samples are transported from the drill sites to camp via truck and are stored at the camp site in an enclosed, secure warehouse. These tasks were performed and controlled by Yamana employees. They are then either shipped directly to the ALS-Chemex or Alex Stewart preparation facility in Mendoza via a commercial truck arranged through the lab. Samples are packaged in large, durable woven plastic sacks with tamper-resistant plastic ties. A list of samples and sacks were prepared for each shipment and verified at the laboratory as part of the chain of custody. Both labs are certified by the ISO 9001.

All samples are prepared and analyzed for gold and 39 element ICP suite using standard fire assay/AA finish sample prep and assay procedures. Lab sample preparation procedures include: dry samples; coarse crush (70% passing 2 mm); split 250 gm for pulp; and fine pulverize split to 85% passing 75 microns.

All preliminary analytical data is e-mailed from the laboratory to the MASA San Juan office. Final assays certificates are e-mailed in PDF format.

Following database compilation of the drill results, an assay report of all Y2006-2008 holes was manually checked against the original hard copy assay certificate by MASA personnel in the San Juan office. Comparison of check assays against originals and blank monitoring occurs immediately after assays are received from the commercial labs. Industry standard confidence levels for check vs. original and blank assay variability are secured before resource/reserve estimates or news releases containing drill hole assay data are released to the public.

Additional validation checks were performed when the data was imported to Surpac software for modeling. This included detection of overlapping intervals and any inconsistencies between survey and sample depths. Visual checks were also used to check for errors in downhole surveys.

Mineral Resources and Mineral Reserves (Gualcamayo Property)

Mineral Resources

The following tables present the mineral resources informed by Yamana and reserves for the Gualcamayo Property as of December 2010, consolidated with QDD Upper, QDD Lower West and Amelia Ines-Magdalena deposits.

AIM reserves were estimated by Metálica Consultores S.A. considering a pit optimization of US$1,400. Also QDDLW was estimated by Metálica, however QDD Upper was informed by Yamana.

Table A32 - Gualcamayo mineral resources estimate (exclusive of reserves)

	Au Cut- Off	Measured			Indicated			Measures and Indicated
Deposit		Tonnes	Grade Au	Contained	Tonnes	Grade Au	Contained	Tonnes	Grade Au	Contained
	g/t	t	g/t	oz	t	g/t	oz	t	g/t	oz
QDD Upper	0.15	4,956,395	1.28	203,173	16,457,616	0.78	414,304	21,414,011	0.9	617,478
QDD Lower	1	327,545	2.85	30,064	2,378,562	2.61	199,396	2,706,107	2.64	229,460
AIM	0.18	52,000	1.95	3,253	1,447,000	1.76	82,067	1,499,000	1.77	85,320
Total		5,335,940	1.38	236,490	20,283,178	1.06	695,767	25,619,118	1.13	932,258
	Au Cut- Off	Inferred
Deposit		Tonnes	Grade Au	Au
	g/t	t	g/t	oz
QDD Upper	0.15	3,602,230	0.53	60,918
QDD Lower	1	380,000	1.45	17,744
AIM	0.18	398,631	2.79	35,810
Total		4,380,861	0.82	114,472

Mineral Reserves

The following table shows the Mineral Reserves estimated for the Gualcamayo Property as of December 2010.

Table A33 - Gualcamayo mineral reserves

Consolidated reserves	Au Cut- ut Off	Proven			Probable			Proven & Probable
		Tonnes	Grade Au	Contained	Tonnes	Grade Au	Contained	Tonnes	Grade Au	Contained
		t	g/t	Oz	t	g/t	Oz	t	g/t	oz
QDD Upper	0.15	18,980,520	0.84	513,210	34,473,775	0.78	861,193	53,454,295	0.80	1,374,403
QDD Lower	1.00	1,214,708	2.63	102,687	9,542,354	2.12	651,255	10,757,062	2.18	753,948
AIM	0.18	418,950	1.84	24,835	4,444,650	1.84	263,199	4,863,600	1.84	288,034
Total		20,614,178	0.97	640,732	48,460,779	1.14	1,775,647	69,074,957	1.09	2,416,385

The following table shows the mineral reserves, according to the final Pit designs of Amelia Inés and Magdalena, created in July 2010, considering a price per gold ounce of US$900.

Table A34 – Amelia Ines and Magdalena reserves detail by pit

Pit	Au Cut- Off g/t	Proven			Probable			Proven & Probable
		Tonnes	Grade Au	Contained	Tonnes	Grade Au	Contained	Tonnes	Grade Au	Contained
		t	g/t	oz	t	g/t	oz	t	g/t	oz
Amelia Inés	0.18	200,550	2.02	13,023	1,710,450	2.08	114,227	1,911,000	2.07	127,251
Magdalena	0.18	218,400	1.68	11,812	2,734,200	1.70	148,972	2,952,600	1.69	160,783
Total	0.18	418,950	1.84	24,835	4,444,650	1.84	263,199	4,863,600	1.84	288,034

The resources are influenced by the various factors including metallurgy recoveries, the mining methods (selectivity, recovery and dilution) and the infrastructure. The challenge of mining is to optimize these factors. Yamana has achieved high standard of metallurgical recovery, maintaining ranges over 80%, and continues to perform tests designed to raise these values, especially in the ore from the AIM deposit. All resource models have been completed by Ronald G. Simpson of Geosim, an external consultant to Yamana. For the optimization of reserves the software Whittle was used and later the pits were designed in MineSight software. For the planning, dynamic spreadsheets were used. In regards to the selectivity of the mining methods, two alternative approaches to mining the QDDLW deposit were considered, while both mining methods are feasible to be applied at QDDLW deposit, Yamana has elected to proceed with front caving mining as it is expected to provide significantly improved returns, allow for the expansion of resources and better address geotechnical constraints. The infrastructure that Gualcamayo currently has is standard and has been design with very high safety factors. The negative impact that these factors will have on the current resources in Gualcamayo is very low.

Mining Operations (Gualcamayo Property)

Mining Method and Metallurgical Process

A number of testwork programs have been developed to determine the metallurgical character in the QDD, AIM and QDDLW deposits and to optimize the process flowsheets for each.

The QDD open pit and plant flowsheet designs are based on the results of comprehensive crushing and metallurgical testwork performed by Research Development Inc. (“RDi”), University of San Juan (“UNSJ”), and other laboratories.

The crushing circuit designed during the detailed engineering phase for the Gualcamayo Project includes primary, secondary and tertiary crushing. The tonnage and feed grades used were from the updated mining model based on 2006 geological exploration data. The recovery rate of 80% is based on the RDi/UNSJ testwork.

The process plant for Gualcamayo typically operates at a throughput of approximately 1,100 tonnes per hour (7,600,000 tonnes per year based on 80% availability) however the equipment in the circuit has been designed for a maximum throughput of 1,250 tonnes per hour to allow for campaigning of AIM and QDDLW ore through the process plant during the mine life.

QDD Upper:

The QDD deposit is located in an area of rugged topography. Natural slopes in most of the mining areas are greater than 40°, and in some areas exceed 80°. The highest elevation of the mine is 2,670 m and the lowest elevation 1,940 m.

The blocks in the block model are 10 m high x 10 m wide x 10 m long. At bench scale, the shape and form of mineralization is unknown. Each block is modelled as either ore or waste. The block size matches the bench height of 10 m. Internal dilution is included in the block model. External dilution occurring due to geometrical and interburden factors was calculated.

The production schedule was developed based on final pit design. To maximize the net present value of the project, mining of high-grade ore and deferral of waste is scheduled in the first years of operation. The production schedule is based on a production rate of 7.6 million tonnes per year for the QDD open pit and is based on the mine plan developed for the feasibility report. This indicates a reserve of approximately 1.4 million ounces of recoverable gold over a 10-year mine life.

QDD Lower West (QDDLW):

The feasibility study was upgraded with basic engineering by Metálica Consultores during 2010. For the desired production rate for the project (5,000tpd or 1.8Mtpy), the only method seen as potentially applicable is Sublevel Stopping (“SLS”); any other method, would mean significantly lower production. The information available today indicates the technical viability of its application between elevations 1,800 and 1,900 masl.

A significant risk identified for the SLS method, and consequently large scale production at QDDLW, is the application of mass blasting. The production plan indicates that the last three years of ore deposit mining will be conducted entirely by mass blasting.

Metálica has previous experience with mass blasting in Chilean mining operations, specifically in the El Soldado and Santos Mines. Although Metálica anticipates positive results for mass blasting methods planned at QDDLW, mass blasting remains one of the most challenging aspects of recovering the QDDLW reserves.

The QDDLW ore body is approximately 150 m below the open pit operations. There is also a risk that underground mining could cause a subsidence crater within the pit.

The following table shows the Mineral Reserves estimated for QDDLW:

Consolidated reserves	Au Cut- off	Proven			Probable			Proven & Probable
		Tonnes	Grade Au	Contained	Tonnes	Grade Au	Contained	Tonnes	Grade Au	Contained
QDD Lower	g/t 1.00	t 1,214,708	g/t 2.63	Oz 102,687	t 9,542,354	g/t 2.12	Oz 651,255	t 10,757,062	g/t 2.18	oz 753,948

QDD Lower UG feasibility study project was updated to include a geometallurgic model, new mine access location, and new geological model using 2009-2010 infill drilling.

In the base case with the current reserves, production is forecast at 492,400 ounces of gold over 7.5 years at an average cash cost of $372/oz, generating an after tax net present value, at a 5% discount rate, of $63.1 million and an internal rate of return of 20%.

Among the economic risks of the project are the control of capital expenditures, and the accomplishment of deadlines for implementing the project.

More important technical risks include potential problems due to the complexity of the lay out and mining method. The project will require a high level of technical management. Decrease of metallurgical recovery in depth may be an important issue for the mine deepening.

Amelia Inés and Magdalena:

The feasibility study for Amelia Inés and Magdalena was prepared by Metálica Consultores under supervision of MASA.

The gold-bearing mineralized zones for the AIM deposit is primarily sulphide-bearing skarn, breccia and marble containing minor copper, zinc and molybdenum with late stage gold-arsenic mineralization.

The skarn contains minor chalcopyrite, sphalerite, galena, pyrrhotite, and pyrite that preceded the introduction of the gold-arsenic mineralization. The gold mineralization extends beyond the skarn into the surrounding marbles.

Historical metallurgical testwork performed prior to May 2007 is described in the 2007 technical report on the Gualcamayo Property by Wardrop Engineering.

To support the metallurgical test of AIM, Yamana retained an external consultant to compile the results of metallurgical studies conducted to this point. The key conclusions of this study is that the ore:

•	Contains 12% free gold;

•	Is 84% associated with sulphides; and

•	4% of the gold is occluded in waste rock.

The complex mineralogy and fine particle grain size of the gold will adversely affect the cyanidation extraction of the gold from this material.

For reserve estimation purposes it is assumed that recovery is 45% with cyanide consumption of 1.5 kg per tonne and 8 kg of lime consumption per tonne.

In the case of mixed ores, it is assumed that gold recovery is 65%, with cyanide consumption of 750 g per tonne and 2 kg of lime consumption per tonne.

For oxidized ore alone, it is assumed that gold recovery is 80%, with cyanide consumption of 500 g per tonne and 1.5 kg of lime consumption per tonne.

The definition of the final pit optimization and the mining sequence for the Amelia Inés and Magdalena bodies was calculated by Metálica Consultores using Whittle Four-X, based on the technical and economical parameters that will be described in the following sections. It is necessary to highlight that, for the determination of the final pit, only the measured and indicated resources have been used, treating the inferred resources as waste.

Markets

The final product of the Gualcamayo Mine is gold dore in the form of bullion, suitable for direct melting and sampling. Gualcamayo’s bullion contains approximately 80-90% of gold, the balance being base metals. 100% of the bullion production is exported from Argentina, shipped by ground transportation and air freight for final refining overseas. The dore will be shipped in the form of bars weighing 15-30 kilograms from San Juan, by airfreight departing from Mendoza International Airport.

Sales Contracts

The exportation of the material from QDD upper commenced in the second quarter 2009. Yamana sells all materials at market rates. Yamana continues to review settlement options with respect to selling the material to a refiner or crediting the outcome of the refining process to a metal account in order to sell materials to third parties, such as bullion dealers.

Environmental Considerations

A conceptual closure plan was developed for the Gualcamayo project, and was submitted as part of the Environmental Impact Assessment document. This plan considers both temporary (for example, in the case of depressed gold prices), and definitive closure scenarios.

Once operations cease, closure activities, including demolition and dismantling, remediation, and leach pad chemical and physical stabilization are expected to be completed within two years. Environmental and geotechnical monitoring would continue on a reduced schedule for an additional four years until final closure.

In the Environmental Impact Assessment, Yamana has committed to refining and updating the closure plan throughout the project life, and to submitting a final closure plan to the mining authority two years prior to the anticipated definitive closure date.

Taxes

There is an export retention tax of 5% payable on the value of dore exported. In addition, an income tax rate of 35% is applicable in the case of companies residing in the country, upon their net taxable income. Net taxable income is calculated based on the net accounting profit, less tax special deductions, such as those for exploration and development expenses and accelerated depreciation of infrastructure in the first three year. Due to these special deductions, MASA conservatively estimates that there is no tax payable in the first three years of operation.

Capital cost estimates were not included in the Block Model. Personal asset tax (equity tax) was considered upon the net assets of the company, and is calculated to be 0.5% of the net accounting equity. Value added tax (generally a 21% upon the net price of goods and services purchased) is payable at the moment of the purchase or importation, generating a tax credit that can be recovered when the exportation commences. The VAT was not modelled but the potential effect needs to be considered as there might be a negative impact (due to immobilization finance costs during construction phase) in the internal rate of return calculation.

Mine Life

The estimated mine life for all mines combined is 9 years. Payback for the combined QDD, QDDLW and AIM resource base case scoping level study is 4.9 years, based on an initial capital cost of $265 million.

Mineral Reserve and Mineral Resource Estimates as at December 31, 2011

Pursuant to the disclosure in the Yamana AIF, the Mineral Reserves estimates for the Gualcamayo Property as at December 31, 2011 are as set out in the table below.

	Proven Mineral Reserves			Probable Mineral Reserves			Total Proven & Probable Mineral
	Tonnes (000’s)	Grade (g/t)	Contained oz. (000’s)	Tonnes (000’s)	Grade (g/t)	Contained oz. (000’s)	Tonnes (000’s)	Reserves Grade (g/t)	Contained oz. (000’s)
Gualcamayo	15,400	1.05	518	43,500	1.20	1,676	58,900	1.16	2,194

Pursuant to the disclosure in the Yamana AIF, the Mineral Resources estimates for the Gualcamayo Property as at December 31, 2011 are as set out in the table below.

	Measured Mineral Resources			Indicated Mineral Resources			Total Measured & Indicated			Inferred Mineral Resources
	Tonnes (000’s)	Grade (g/t)	Contained oz. (000’s)	Tonnes (000’s)	Grade (g/t)	Contained oz. (000’s)	Tonnes (000’s)	Grade (g/t)	Contained oz. (000’s)	Tonnes (000’s)	Grade (g/t)	Contained oz. (000’s)
Gualcamayo	7,244	1.20	279	26,325	0.99	840	33,569	1.04	1,119	10,259	1.90	626

Note: Mineral Resources are exclusive of Mineral Reserves

Gualcamayo Mineral Reserve and Mineral Resource as at December 31, 2011 Reporting Notes:

1. Metal Prices and Cut-off Grades

	Mineral Reserves	Mineral Resources
Gualcamayo	$950 Au, 1.00 g/t Au UG and 0.15 g/t Au Open Pit cut-off	1.00 g/t Au UG and 0.15 g/t Au OP Cut-off

2. Mineral Reserves and Mineral Resources for the Gualcamayo project have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101.
3. All Mineral Resources are reported exclusive of Mineral Reserves.
4. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
5. Mineral Reserves and Mineral Resources above are reported as of December 31, 2011.

BUFFELSFONTEIN GOLD MINE PROJECT

Pursuant to the terms of the Aberdeen Purchase Agreement, Premier Royalty purchased the Buffelsfontein Royalty for an aggregate purchase price of $20,900,000, which consisted of a cash payment in the amount of $11,500,000 and the issuance of the Aberdeen Convertible Debenture by Premier Royalty to Aberdeen. The Buffelsfontein Royalty is payable on gold produced from the BGM and the Mine Waste Project.

Unless stated otherwise, the information in this section has been derived from a technical report dated February 11, 2011 (effective date: October 1, 2010) entitled “An Independent Competent Persons’ Report on the Buffelsfontein Gold Mine, North West Province, South Africa” (the “Buffelsfontein Technical Report”). The information, Mineral Resources and Mineral Reserves presented in the Buffelsfontein Technical Report are in compliance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (2007) (the “SAMREC Code”) as well as the South African Code for the Reporting of Mineral Asset Valuation (2008). In this section, Premier Royalty has disclosed mineral resource and mineral reserve estimates in respect of the BGM that are not based on Canadian Institute of Mining, Metallurgy and Petroleum (CIM) definitions, but instead have been prepared in reliance upon the SAMREC Code. Estimates based on the SAMREC Code are acceptable under NI 43-101 in certain circumstances. As such mineral resource and mineral reserve estimates which have been previously disclosed by the property owner of the BGM are reported in this section without reference to the underlying data used to calculate the estimates, Premier Royalty is not able to reconcile such mineral and reserve estimates prepared in reliance on the SAMREC Code with that of CIM definitions.

The technical information contained in this section has been reviewed and approved by Steve McGibbon, P. Geo., Executive Vice-President Corporate & Project Development of Premier Gold and Chief Technical Officer of Premier Royalty, a “qualified person” for the purpose of NI 43-101.

Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference for certain information should be made to the full text of the Buffelsfontein Technical Report available for review on the website of Village Main Reef Limited or the website of the Johannesburg Stock Exchange at www.jse.co.za/Documents-and-Presentations/MainBoarddocuments/CPRS.aspx#simmer.

Subsequent to the issue of the Buffelsfontein Technical Report on February 11, 2011, the BGM was acquired by Village Main Reef Limited (“Village Main”) pursuant to an agreement with Simmer & Jack Mines Limited (“Simmers”) announced by Village Main on June 9, 2011. The information with respect to ownership of the BGM below does not reflect the current ownership of the BGM by Village Main. Unless otherwise indicated, the information below is effective as of October 1, 2010, and Premier Royalty has not updated such information.

Project Description and Location (The BGM)

The BGM is located in the Matlosana Municipality approximately 160 km southwest of Johannesburg on the Klerksdorp Goldfield of the Witwatersrand Basin, which is a world-renowned gold province located in South Africa. The BGM exploits the Vaal Reef for its gold content. Uranium occurs in conjunction with the gold in the conglomerate reef, but is not exploited by the BGM. Agreements are in place with First Uranium Corporation (“First Uranium” or “FIU”) and Chemwes (Pty) Ltd (“Chemwes”) whereby a royalty is paid based on material treated at the Chemwes site.

The town of Orkney lies some 10 km to the southwest of the lease area, while the town of Klerksdorp is situated about seven kilometres northwest (Figure B2). The town of Stilfontein adjoins the properties to the north.

The BGM mining interest encompasses a total of twelve farms in the North-West Province, covering an area of 12,860.80 ha.

The Lease Area is centred around the following geographic co-ordinates:

•	Latitude 26° 53’ 15” S; and

•	Longitude 26° 46’ 50” E.

Figure B2: Location of BGM

BGM
N12
STILFONTEIN
Klerksdorp
North West Province
R503
R502
Orkney
Free State Province
501
502
JOHANNESBURG
PRETORIA
EAST LONDON
CAPE TOWN
N
Legend
Town
National Road
Main Road
Buffelsfontein Gold Mine
Free State Province
North West Province
Source: 1: 50 000 Topo Cadastral Map of South Africa
26°20'0"E
26°30'0"E
26°40'0"E
26°50'0"E
27°0'0"E
26°50'0"S
27°0'0"S
27°10'0"S
Minxcon
Location of BGM
0
9
18
27
36
Kilometers
DATE: OCTOBER 2010
SA Grid,
WGS/Hartebeeshoek 94

B-26

Access and Infrastructure (The BGM)

An efficient network of all weather roads operates in the BGM area, with the N12 and N14 arterial roads meeting at Klerksdorp. Rail and bus services link Klerksdorp to other centres throughout the North West Province. There is good year round road access to BGM.

Klerksdorp is a regional centre providing infrastructural support to mining, agriculture and manufacturing industries. The different types of local infrastructure include:

•	Roads and transport infrastructure, such as rail and airports;

•	Water and sanitation infrastructure;

•	Telecommunication infrastructure, such as masts and pylons;

•	Electricity provision infrastructure, such as substations, pylons and cables;

•	Housing, schools and hospitals; and

•	Waste removal and recycling infrastructure, such as refuse removal, pipelines, sewage plants and water purification plants.

There is a ready pool of labour in the Klerksdorp area, much of which has previous experience in the mining sector.

A total of 13 shafts (No. 1 to 13 Shafts) exist for the BGM Lease Area, as well as a metallurgical plant, South Plant, as indicated in Figure B3 below. The underground infrastructure is in good condition and is used to access remnant Mineral Resource blocks that were not mined due to structural complexity.

Figure B3: BGM Shafts and Plant Location relative to the Mining areas

The current shafts for which production is planned in the life of mine (“LoM”) is No. 2, 5, 6, and 7 Shafts. No. 8 Shaft is on care and maintenance and No. 12 Shaft will only be mined up to December 2010. Detailed Access and Infrastructure per shaft is also given in this Section.

Services

Electricity

All the electricity used on BGM is supplied by Eskom. Every shaft has a sub-station on its premises to reduce the supplied voltage to a usable amount. At No. 2, 5, 6, 7, 8 and 12 Shafts the voltage is reduced from 88 kV to 6.6 kV for mine usage. No. 10 shaft is supplied with 132 kV and it is reduced down to 6.6 kV.

The entire BGM complex is serviced by two compressed air circuits, namely the Western Network and the Eastern Network.

BGM comprises No. 2, 4, 5, 6, 7, 8, 10 and 12 Shafts used for ventilation purposes. Four of these shafts serve as “split or dual” designated up and downcast shafts while the remaining four shafts serve as solely downcast shafts.

The majority of mining that takes place is scattered pillar extraction whilst a small minority of concentrated mining does occur. The mine has no real recognised ventilation districts as almost the entire mine is holed on and off-reef between the various shafts.

Topography and Climate

The North West Province is the watershed for the headwaters of the Limpopo River (including the Groot Marico River, which flows east to the Indian Ocean) and several tributaries of the Orange-Vaal River system, such as the Molopo River, which flows west towards the Atlantic Ocean. The North West Province has large groundwater reserves. The subterranean dolomitic compartments of the central region of the Province store large volumes of good quality water, which support the agriculture and domestic sectors. The variation in climate and landforms in the Province gives rise to a diverse tapestry of landscapes and vegetation types. The Mine occurs in a relatively flat lying area, with an elevation between 1,300 m above mean sea level (“amsl”) and 1,350 m amsl.

The climate is typical of the Highveld of South Africa, with warm to hot summers and cool to cold winters. Summer daytime temperatures range between 22°C and 34°C and winter is characterised by dry, sunny days and cool nights. The average winter (May-July) temperature is 15°C.

The climate of the area will not cause any disruption to the operations of the BGM; mining operations can continue year round.

Legal Aspects and Tenure (The BGM)

Mining Rights

As of the date of the Buffelsfontein Technical Report, the BGM is owned by Buffelsfontein Gold Mines Limited (“BGML”), a wholly owned subsidiary as of the date of the Buffelsfontein Technical Report of Simmers. BGML holds an Old Order Mining Licence (ML 4/2001) as follows, the area of which is illustrated as a blue line in Figure B5:

Table B3: BGM Mining Licence Details

ML Number	Farms (Various Portions of)	Area (ha)	Commodities	Commence Date	Expiry Date
ML 4/2001	• Mapaiskraal 441 IP;	Unspecified	• Gold	26 February	Until the mineral the mining of which is authorised can longer be mined economically
	• Buffelsfontein 433 IP;	in Licence		2001
	• Wildebeestpan 442 IP;
	• Stilfontein 401 IP;
	• Hartebeesfontein 422 IP;
	• Zandpan 423 IP;
	• Palmietfontein 403 IP;
	• Zuiping 394 IP;
	• Grootvaderbosch 470 IP;
	• De Hoek 114 IP;
	• Doornkom Oost 447 IP; and
	• Townlands of Klerksdorp 424 IP.

An application has been submitted to the Department of Mineral Resources (“DMR”, previously part of the Department of Minerals and Energy, “DME”) to convert the Old Order Mining Licence to a New Order Mining Right (323 MR) as per the Minerals and Petroleum Resource Development Act (No. 28 of 2002) (“MPRDA”); conversion is pending.

Prospecting Rights

BGML also holds a New Order Prospecting Right (1488 PR) over much the same area as the Mining Licence, as shown in Table B4. Although the original Right would have expired on 01 August 2009, BGML had applied to amend the 1488 PR (Section 102 amendment) to include gold over the whole PR 1488 area (yellow diagonal line hatching on Figure B5, and for the area hatched with red diagonal lines (Portion 0 (Remainder) and Portion 35 of the farm Wildebeestpan 442 IP) to be included in PR 1488 for uranium, rare earth elements and sulphur in pyrite. This amendment has not been granted as yet; 1488 PR remains in effect pending the outcome of the amendment application.

Table B4: BGM Prospecting Right Details

PR Number	Farms (Various Portions of)	Area (ha)	Commodities	Commence Date	Expiry Date
1488 PR	• Klerksdorp Town and Townlands 424 IP;	17,151.0	• Uranium ore;	02 August 2007	01 August 2009
	• Zandpan 423 IP;		• Rare earth; and
	• Mapaiskraal 441 IP;		• Sulphur.
• Hartebeesfontein 422 IP;
• Buffelsfontein 433 IP;
• Kareerand 444 IP;
• Kiepersol 481 IP; and
• Kromdraai 420 IP.

The area covered by this Prospecting Right is illustrated by the red outline in Figure B5.

As of the date of the Buffelsfontein Technical Report, Simmers’ interest in the surface rights comprised approximately 40% of the mining area but the surface rights held by Simmers are sufficient to carry out the mining operations.

Environmental Aspects

An environmental impact assessment (“EIA”) was carried out on the project area, from which an environmental management plan was compiled, detailing environmental restoration of the area after mine workings. The BGM Lease Area area falls within the Highveld ecological zone of the Grassland Biome, which contains a wide variety of grasses typical of semi-arid areas.

As of the date of the Buffelsfontein Technical Report, the environmental management plan was pending approval.

Figure B5: Location of BGM Mining Licence and Prospecting Right Areas

Stilfontein 401 IP
Townlands of Klerksdorp 424 IP
Zandpan 423 IP
Hartebeestfontein 422 IP
Mapaaiskraal 441 IP
Buffelsfontein 443 IP
Wildebeestpan 442 IP
Kareerand 444 IP
Kromdraai 420 IP
Kiepersol 481 IP
Kareerand 444 IP
Kromdraai 420 IP
N
Legend
Farm Bounndary
PR 1488 Boundary for U, REE, SPY
ML 4/2001 Boundary and MR 323 Conversion for Au
Ammended for U in PR 1488 by SEC 102
Ammended for Au in PR 1488 by SEC 102
Minxcon
Location of BGM Mining Licence and Prospecting Right Areas
0
2.5
5
7.5
10
Kilometers
DATE: OCTOBER 2010

B-31

BGML Rehabilitation Trust

BGML makes contributions to registered trusts that were established to meet the cost of some of its decommissioning, restoration and environmental rehabilitation liabilities. The use of these funds is limited to the rehabilitation of the mines as directed by the trustees with the DME’s approval. With the provisional liquidation process by previous owners, DRDGold Limited (formerly Durban Roodepoort Deep, Limited), of BGM during 2005, the DME issued a directive, whereby the then Buffelsfontein Rehabilitation Trust Fund was ring fenced for the specific rehabilitation of BGM and the funds were then transferred by DRD to a DME-designated trust fund for this purpose. The directive also provided that, should the new owners establish a new trust, these funds could either be transferred back to the new trust or remain in the Departmental Trust Fund.

A new Buffelsfontein Environmental Rehabilitation Trust was established during 2006 and since then, BGML has been unsuccessful with their requests to the DMR to transfer these funds back into the newly established trust. The DME confirmed in a letter received by Simmers on 21 May 2008 that interest earned from investment of the funds accrues to the Department of Minerals and Energy Rehabilitation Trust Fund for rehabilitation purposes. The DME did not confirm the amount of interest accrued to date. Management has however calculated and estimated the accrued interest based on earnings from similar investments provided by Sanlam. Legal opinion has been obtained confirming that Simmers is entitled to the growth on the Trust Fund for the purposes of the rehabilitation of the BGM.

As of the date of the Buffelsfontein Technical Report, the current rehabilitation liability as reported by GCS (Pty) Ltd (“GCS”) in December 2009 was ZAR320.803 million. ZAR119.852 million of this is currently funded. The shortfall in funding was ZAR200.950 million. These amounts include Preliminary and General and VAT. The amount less VAT – ZAR176.272 million was reported in the model. The BGM assessment is currently being revisited and it will most probably reduce the amount significantly.

Agreements

Gold Contract

The BGM operation delivers gold directly to the South African Rand Refinery which refines the bar to around 99% purity. The refinery, which provides a same day refining service, upgrades the gold bullion it receives from mines to at least 99.50% fine gold, the minimum standard required for gold sold on the world bullion markets.

Uranium Contract

The tailings produced at the BGM gold plant are deposited onto a tailings dam and dewatered. Thereafter, they are pumped to the uranium plant of First Uranium operation Mine Waste Project, held through Mine Waste Solutions (Pty) Ltd (“MWS”) (formerly a subsidiary of First Uranium, but acquired, as of July 2012, by AngloGold Ashanti Limited). As of the date of the Buffelsfontein Technical Report, First Uranium had an offtake agreement with the Nuclear Fuels Corporation of South Africa (“NUFCOR”) and First Uranium was paying a royalty of 1% on total revenue earned from the sale of uranium.

BGML, Chemwes (a wholly owned subsidiary of MWS), and Simmers entered into a Sale of Tailings Dam and Mining Right Agreement dated 22 November 2008. BGMl is entitled to mine the ore associated with the gold. Upon extraction of the gold the tailings are pumped to the Chemwes dumps whereupon ownership passes to Chemwes. Payment for the product occurs once Chemwes treat and sell the product, and that payment is a 1% NSR. A copy of this agreement document is available on request from BGML.

Aberdeen Royalty

Simmers entered into an agreement with Aberdeen whereby Aberdeen provided a loan facility of US$10 million to acquire BGML. In terms of the agreement, Aberdeen exercised its option to convert the loan of US$10 million into Simmers equity at ZAR0.80 per Simmers share. This conversion, which required the approval of Simmers shareholders, was rejected by an 84% majority of the shares represented at the general meeting of shareholders held on 16 February 2009 and the loan facility was converted on the basis that Simmers would have to pay Aberdeen a 1% Net Saleable Revenue over the LoM. Pursuant to the loan agreement, Aberdeen is entitled to a 1.0% NSR royalty in perpetuity on gold produced from properties held by BGML, including the Buffelsfontein Tailings (discussed below under “Mine Waste Solutions (Pty) Ltd. Tailings Recovery Project”). (This royalty is the Buffelsfontein Royalty aquired by Premier Royalty.) The obligation to pay the US$10 million loan terminated.

Social Obligations

A Social and Labour Plan as part of a Mining Right application conversion application for BGML includes employee development and local economic development projects.

Government Requirements

The nuclear licensing system that previously governed the processing of uranium from the BGM has been replaced by a Certificate of Registration (“COR”) system. In order for a mine to produce and treat ore with a uranium content, it is required to obtain a COR from the National Nuclear Regulator, and depending upon the type of activities it then engages in, it is required to compile plans, programmes and reports for managing safety in the proposed activities. Once these plans are approved, the Certificate is issued. BGM COR has been approved and issued by the South African National Nuclear Regulator.

To the knowledge of the authors of the Buffelsfontein Technical Report, as of the date of such report, no further government requirements are outstanding.

Summary of Legal Aspects and Tenure

The gold and uranium Mineral Rights over the BGM total lease area are held by way of two permits as follows and that encompass similar areas:-

•

Old Order Mining Licence ML 4/2001: this is held for the commodity gold. An application for conversion to a New Order Mining Right 323 MR, as per MPRDA regulations has been submitted and is pending approval from the DMR. The right remains in force until such time; and

•	New Order Prospecting Right 1488 PR: this is held for uranium, rare earth elements and sulphur in pyrite. An amendment has been submitted to include gold, the outcome of which is pending.

History (The BGM)

Prior Ownership

The BGM property encompasses the Buffelsfontein and Hartebeesfontein underground mines. Buffelsfontein Mine commenced production in 1954, while production at Hartebeesfontein commenced a year later. Surface waste rock dumps also occur at the Buffelsfontein Mine, which have been included in the Mineral Resource.

In September 1997, DRDGold was formed, when Durban Roodepoort Deep Limited (“DRD”) merged with Blyvooruitzicht Gold Mining Company Limited and BGML. In August 1999, it bought the Hartebeestfontein Mine from the Anglovaal stable. BGM was placed under provisional liquidation on 22 March 2005, following continued financial losses and a seismic event on 9 March 2005, which caused damage to No. 5 Shaft.

Simmers acquired the operation in October 2005 and commenced with mining immediately from the existing infrastructure. As of the date of the Buffelsfontein Technical Report, Simmers was utilizing the No. 2, 5, 6, 7, and 10 shafts to extract ore from the mine. No. 12 Shaft will only be mined up to December 2010.

Historical Exploration and Development

Since 1954, in excess of 2,300 t of gold has been mined from the BGM. As the BGM is a very established operation, a complete description of historical exploration and development history was beyond the scope of investigation.

Historical Mineral Resources and Mineral Reserves

The historical gold and uranium oxide Mineral Resources and Mineral Reserves for the BGM are summarised in the tables below:

Table B5: BGM Underground Gold and Uranium Oxide Mineral Resource Statement as at 30 September 2009

BGM September 2009 Gold Mineral Resource Statement
Underground Category	Tonnage	Gold
	(Mt)	Au (g/t)	Au (kg)	Au (‘000oz)
Measured Total	17.184	11.50	197,600	6,352
Indicated Total	15.632	10.59	165,550	5,322
M&I Total	32.816	11.07	363,150	11,674
Inferred Total	22.492	14.31	321,920	10,351
BGM September 2009 Uranium Oxide Mineral Resource Statement
Underground Category	Tonnage	Uranium Oxide
	(Mt)	U3O8 (kg/t)	U3O8 (t)	U3O8 (Mlb)
Measured Total	13.906	224	3,121.1	6.879
Indicated Total	13.322	284	3,774.7	8.320
M&I Total	27.228	253	6,895.8	15.199
Inferred Total	13.969	389	5,445.7	12.006

Table B6: BGM Surface Mineral Resources as at 31 October 2009

BGM Surface Gold Mineral Resources October 2009
Mineral Resource Category	Dump No.	Tonnage (Mt)	Gold
			Au (g/t)	Au (kg)	Au (koz)
	7	3.442	0.49	1,690	54
Inferred	9	1.218	0.57	690	22
	10	11.394	0.52	5,920	190
Total Inferred Mineral Resources		16.054	0.52	8,300	266

Table B7: BGM Gold Mineral Reserve Statement as at 30 September 2009

BGM September 2009 Gold Mineral Resource Statement
Underground Category	Tonnage	Gold
	(Mt)	Au (g/t)	Au (kg)	Au (‘000oz)
Proven total	14.258	5.72	81,520	2,621
Probable total	13.721	4.90	67,270	2,163
Grand total	27.979	5.32	148,790	4,784

Table B8: BGM Uranium Oxide Mineral Reserve Statement as at 30 September 2009

BGM September 2009 Uranium Oxide Mineral Resource Statement
Underground Category	Tonnage	Uranium Oxide
	(Mt)	U3O8 (kg/t)	U3O8 (t)	U3O8 (Mlb)
Proven total	12.729	114	1,447.4	3.191
Probable total	11.624	96	1,117.3	2.463
Grand total	24.353	105	2,564.7	5.654

Historical Production

In March 2005, DRD ceased operations at the BGM. The historic production for the BGM over the period April 2009 to March 2010 is detailed below. The historic stoping square metres, tonnages and gold produced will be detailed.

Tonnages

The total tonnes milled over the period April 2009 to March 2010 totalled 785,393 t at an average of 65,449 monthly.

Gold Produced

The historic gold produced for BGM over the period April 2009 to March 2010 after metallurgical processes have been applied, totalled 2,815 kg at an average of 234.58 kg monthly. The recovered grade averaged 3.58 g/t over the same period.

The production history for the BGM from 2002 up to August 2010 is detailed in Table B10.

Table B10: BGM Production History

Financial Year	Company	Surface Production		Underground Production
		Tonnage	Recovered Grade	Tonnage	Recovered Grade
		(t)	(g/t)	(t)	(g/t)
2002	DRD	5,712,129	0.56	2,264,081	5.98
2003		5,265,186	0.51	2,210,116	5.18
2004		1,472,466	0.77	1,676,140	5.62
2005		885,586	1.26	984,528	5.29
2006	Simmers	821,418	1.12	249,731	5.27
2007		723,133	0.55	812,849	4.54
2008		1,010,504	0.54	841,023	3.89
2009		1,123,276	0.36	871,171	3.63
2010		1,718,942	0.36	785,393	3.58
April ‘10 - August ‘ 10 (2011)		754,554	0.34	197,521	3.33

From the table above it can be seen that from 2007 up to 2010 that the tonnes have steadily increased for surface production, but that the recovered grade decreased quite significantly from 2008 to 2009. For underground production from 2007 to 2010 the tonnes increased slightly every year up to 2009 and decreased slightly in 2010. The grade for underground production from 2007 to 2010 showed a continuous decline.

Geological Setting (The BGM)

Regional Geology

The Witwatersrand Basin comprises a six kilometre thick sequence of inter-bedded argillaceous and arenaceous sediments that extend laterally for some 300 km northeast/southwest and 100 km northwest/southeast on the Kaapvaal Craton. The upper portion of the Basin, which contains the ore bodies, outcrops at its northern extent near Johannesburg. Further west, south and east the Basin is overlain by up to four kilometres of Archaean, Proterozoic and Mesozoic volcanic and sedimentary rocks. The Witwatersrand Basin is late Archaean in age and is considered to be around 2.7 to 2.8 billion years old. Gold occurs in laterally extensive quartz pebble conglomerate horizons or reefs, which are generally less than two metres thick, and are widely considered to represent laterally extensive braided fluvial deposits. Separate fan systems were developed at different entry points and these are preserved as distinct goldfields. There is still much debate about the origin of the gold mineralisation in the Witwatersrand Basin. Gold was generally considered to have been deposited syngenetically with the conglomerates, but there has been a recent trend towards the conclusion of an epigenetic role in the theory of origin. Nonetheless, the predominant control of the gold distribution in the Basin remains the sedimentary features, such as facies variations and channel directions. Gold generally occurs in native form often associated with pyrite and carbon, with quartz being the main gangue mineral.

The Witwatersrand Basin has been sub-divided into the Welkom Goldfield, the Klerksdorp Goldfield, the Carletonville Goldfield, the West Rand Goldfield, the Central Rand Goldfield, the East Rand Goldfield, the South Rand Goldfield and the Evander Goldfield.

Local and Property Geology

The BGM occurs in the Klerksdorp Goldfield. Mining exploits the Vaal Reef, which occurs in the Central Rand Group. The Vaal Reef in this area has mining grades between 10 g/t and 20 g/t over an average 98 cm stope width. The Reef consists of a series of oligomictic conglomerate and quartzite packages developed on successive nonconformities. The channel thickness of the Vaal Reef at BGM generally decreases towards the northeast where it is not more than 50 cm thick.

Several distinct facies have been identified, each with its own unique gold distribution and grade characteristics. Nodular and crystalline pyrite, gold, uraninite and carbonaceous matter are concentrated along the base of the conglomerate layer. The mineralisation is believed to have been transported from a source area to the north and northwest of the Basin. The conglomerate package lies on an erosional surface that was covered by fluvial drainage during a transgressive stage of Basin development.

The general geology of the area of and surrounding the BGM is illustrated in Figure B11.

The BGM Mineral Resources occur in the Central Rand Group covered by Transvaal Supergroup sediments.

Figure B9: Regional Geology of the Witwatersrand Basin

LOCALITY PLAN
Johannesburg
South Africa
Cape Town
Durban
N
Johannesburg Dome
JOHANNESBURG
SPRINGS
KINROSS
EAST RAND GOLDFIELD
CENTRAL RAND GOLDFIELD
WEST RAND GOLDFIELD
CARLETONVILLE
CARLETONVILLE GOLDFIELD
EVANDER GOLDFIELD
Vermaas Dome
Venterdorp Dome
KLERKSDORP
KLERKSDORP GOLDFIELD
SOUTH RAND GOLDFIELD
Vredefort Dome
BOTHAVILLE
Buffelsfontein Gold Mine
KROONSTAD
FREESTATE GOLDFIELD
WELKOM
LEGEND
Covered Central Rand Group
Exposed Central Rand Group
Covered West Rand Group
Exposed West Rand Group
Dominion Group
Exposed Granitoid Basement
Younger Cover Sequences
Major Fault
Goldfield
SCALE
20
0
20
40 km
Minxcon
Regional Geology of the Witwatersrand Basin
Date: October 2010

B-37

Figure B11: Location of BGM in the Klerksdorp Goldfield

Stilfontein
Buffelsfontein Gold Mine
Orkney
Great Noligwa
Kopanang
Tau Lekoa
Legend
Buffelsfontein Gold Mine
Other Mines
Karoo Supergroup
Transvaal Supergroup
Ventersdorp Supergroup
Central Rand Group
West Rand Group
Dominion Group
Basement
0 3 6 9 12
Kilometers
Source: 1:1 000 000 Digital Metallogenic Map of South Africa, CGS
Minxcon
Location of BGM in the Klerksdorp Goldfield
Date: October 2018
SA Grid,
WGS/Hartebeeshoek 94

B-38

Deposit Type and Mineralisation

Gold and uranium is associated with conglomeratic units deposited and concentrated on unconformities. These conglomerates have been deposited on braid plains and within fluvial channels.

Uraninite, pyrite and carbonaceous matter are often concentrated along the base of the conglomerate. The conglomerates are continuous across the BGM Lease Area, with a sub-outcrop occurring on the north-western boundary. Relatively large faults do occur at the BGM, which eliminates the conglomerate in places.

The ore body is divided into different domains on the BGM, and using these as basis 20 domains have been delineated. These domains have been delineated using faults and dykes as well as areas of similar geology and mineralisation. The ore body is well understood because of the age of the BGM.

Geological Structure

The structural geology of the Hartebeestfontein Mine that forms the BGM’s north division is characterised by a 20° average strike and an average dip of 20°. Owing to fault displacements, the Vaal Reef is between 800 m and 2,500 m deep. The faults have been associated with dykes. The north division shares its boundary with the south division of the mine. The south division is geologically complex. It is characterised by between 800 m and 1,000 m fault displacements and a 25° dip towards the southeast. The central zone of the mining area has a triplicated reef, caused due to the impact of a complex thrust fault.

Palaeo-Current Direction

The general palaeo-transport direction of the Vaal Reef is towards the southeast.

All data underwent preliminary validation by Minesoft as part of the setting up of a data management system for the BGM. The underground chip sample database was scrutinised for spatial duplicates on X & Y co¬ordinates, incorrect co-ordinates, anomalous values (extreme high grades, zero channel widths with grade, etc.). Minesoft carried out a compositing check on the data also as part of the data validation process.

For the purposes of Mineral Resource Estimation, the authors of the Buffelsfontein Technical Report carried out the following data validation procedures:

All samples without both gold and uranium oxide assays were excluded from the database. Anomalous outliers were also excluded from the estimation database based on data analysis.

The minimum values for gold and uranium oxide as seen in the database were 0.01 g/t and 0.001 kg/t respectively. The database was bottom cut on 8 cm.g/t.

The sample spacing was at an average 5 m x 5 m (X & Y). For kriging, the data was declustered to 20 m x 20 m (X & Y).

The BGM data was supplied in the WG27 co-ordinate system. Ore blocks were digitised from plans utilising the digitising software, Diger. These blocks, as well as the sample database, was subsequently imported into Datamine™ mining software employing a co-ordinate conversion of X=-Y and Y=- for compatibility.

For the two dimensional (“2D”) estimation of the BGM Mineral Resources, full reef composites were used.

The sample points removed from the samples databases were all samples with a gold content of less than 8 cm g/t, which were assumed to have been off reef.

The historical relative density of 2.76 t/m³ was applied for the tonnage calculations.

Exploration and Drilling (The BGM)

Recent Work

Both mines comprising the BGM are mature mining operations that have been in operation for many years. Consequently, the latest declaration of Mineral Resources and Mineral Reserves has been based on a good understanding and interpretation of the geology based upon the experience and information obtained during the many years of mining, supplemented by the information available from surface drill holes and adjacent mines.

Future Work

No future exploration or drilling programme has been planned or budgeted for at the BGM.

Sampling (The BGM)

Sample Method, Collection, Validation, Capture and Storage

Underground groove sampling of the stope faces on the BGM is on a dip spacing of six metres. The strike spacing varies with the panels planned to be sampled after six metre advance, but this is noted to be further as most panels are sampled only once in a month and thus the panels which advance further have greater strike spacing. A minimum sample of 0.5 kg is taken.

The face grade can be expressed either as grams per tonne (“g/t”) over the channel width or over the full stoping width.

The samples are located spatially on a grid to reduce the chance of over sampling the high-grade areas and under sampling the low-grade areas of the mine. The samples taken on the faces are weighted as to the length of the sample. The length of the individual samples is determined by the channel width as well as any obvious geological changes within the channel. They vary between 8 cm and 20 cm. This ensures that the material within each sample is relatively homogeneous and the sample can be considered representative for length it is weighted against. The authors of the Buffelsfontein Technical Report feel there are no factors which would lead to sampling bias.

The mineralised zone is clearly identifiable from the waste rock. The reef channel width is on average 54 cm with a minimum of one centimetre and a maximum of 516 cm. The samples are composited over the full channel width.

Sample Preparation

The BGM personnel pack the underground samples in containers and they are transported to the BGM Laboratory by a mine vehicle. All sample activity at BGM Laboratory from opening the sample containers until the issuing of final results is done by the BGM Laboratory personnel who work for BGML. Employees of the BGML are thus involved with all aspects of sampling and sample preparation.

Sample preparation procedures at the BGM Laboratory include open air primary crushing and splitting of bulk underground samples, secondary crushing with a jaw crusher, mixing using a mechanical mixer and splitting of samples using a Jones Riffler. Samples are identified by colour coded tags, which minimises the possibility of samples being mixed up. All equipment used is cleaned with compressed air between each sample.

Plant samples are prepared at the Plant, and do not undergo sample preparation at the BGM Laboratory.

Sample Analysis (The BGM)

Fire assay is the most common method for the analysis of gold and silver.

Plant samples are prepared at the Plant, and do not undergo sample preparation at the Mine laboratory. It should be noted that there are no separate facilities for high grade and low grade samples; there is therefore a possibility of cross-contamination.

The authors of the Buffelsfontein Technical Report reviewed all aspects of the fire assay procedure, and although the infrastructure and equipment is outdated, are satisfied that the procedures employed at the BGM Laboratory are in accordance with industry standards.

The mine sample checks are 10% checks that the BGM Laboratory conducts on the underground samples from the different shafts.

The authors of the Buffelsfontein Technical Report offer the following comments as regards the QAQC review:

1.

The precision for analytical results are deemed adequate, but no conclusions can be drawn regarding the accuracy of results as limited information was supplied by BGM Laboratory for the purpose of QAQC analysis.

2.

The QAQC data supplied was only for the months of June to August 2010 yet the data for the Mineral Resource estimation was from August 2009, to August 2010, thus, going forward, the QAQC for all relevant periods should be provided in order to ensure a comprehensive review of the QAQC for data to be utilised for Mineral Resource estimation; and

3.

The QAQC data supplied only aided in drawing conclusions as regards the precision but not the accuracy of the QAQC procedures. Going forward, all data will need to be provided to allow the authors of the Buffelsfontein Technical Report to draw a conclusive QAQC review.

Geological Modelling and Estimation

Domains

Twenty domains were defined for the Mineral Resource model based on the geological properties, structural trends and statistical grade populations identified on the Vaal Reef over the Project Area.

The domains are the same for both gold and uranuim oxide.

Hard and Soft Estimation Boundaries

When the domains were delineated, soft boundaries were compiled to incorporate samples ten metres from the domain boundary. The soft boundaries affect the estimation/kriging process, in that data lying between the hard and soft boundaries are allowed to be incorporated in the kriging of the relevant blocks. This ensures continuity of the grade relationships across domains.

Variogram top-cuts are determined from the histograms and normal probability plots. They are applied to variography to limit the excessive variances of the anomalously high grade from skewing the distribution away from the representative variance of the data distribution.

Ordinary kriging was chosen as the estimation method as it tends to minimise the error variance. In this method, the weights assigned to the surrounding data for every kriged estimate takes into account the spatial location of the samples relative to each other. This spatial relationship is modelled using the variogram. In order to improve the variogram models, top cuts were applied to the data which was also declustered to 20 m x 20 m.

Variogram contour plots were also used to help determine the major and minor axes of anisotropy in the X-Y plane and these will be plotted along with the modelled variograms.

Block Model Development

The block size was selected after consideration of the sample spacing. The block size utilised was 20 m x 20 m x 1 m in the X, Y and Z dimensions respectively. A seam model was used, as the drill hole data represented compositing in the vertical dimension.

Geological loss was accounted for in the Mineral Resource estimate. All mining blocks defined in fault zones and dykes were excluded from the Mineral Resource estimates.

The grades were diluted over the stoping width.

Dips

The dips for the individual mining blocks were compiled and after the blocks are evaluated in Datamine™, the results are tabulated in an MS Excel and a dip correction is applied to each individual block before tonnage calculations are done. The blocks were adjusted for dip ranging from 9° to 52°.

4,744 Resource blocks were available for evaluation in the August 2010 Mineral Resource update. The BGM mining blocks were updated to represent the current mining faces as of the end of August 2010.

Legal Boundaries

The gold and uranium oxide legal boundaries differ and as such, this difference contributes significantly to the differences in tonnage estimates for gold and uranium oxide. Only the blocks lying within each boundary are quoted among the Mineral Resources for each of the two commodities.

The gold legal boundaries for gold and uranium oxide cover a total surface area of approximately 134 million and 170 million square metres respectively.

The uranium oxide and gold legal boundaries are not the same. However, on superposing the data plots onto the topographical map, the authors of the Buffelsfontein Technical Report noted that although the mining blocks and the legal boundaries were supplied in the “same co-ordinate system”, the co-ordinate system were actually different. As a result, where previously mining blocks that supposedly fell outside the legal boundaries, these have been found to be within the legal boundaries, giving a resultant increase in the Mineral Resources.

Comment on the Inferred Mineral Resources

A portion of the Mineral Resource fulfilled the requirements of an Inferred Mineral Resource category, based on data availability and the estimation parameter results. Currently, a large part of the Inferred Mineral Resource is spatially located in the “Strathmore” area where limited drilling and sampling has occurred historically and recently. In order to bring this area to a Mineral Resource confidence level greater than Inferred, the area would require substantial sampling. The Inferred Mineral Resources have a large degree of uncertainty as to their existence and whether they can be mined economically. It cannot be assumed that all or any part of the Inferred Resource will be upgraded to a higher confidence category.

Mineral Resource Estimation Conclusions and Recommendations (The BGM)

The August 2010 BGM Measured gold Mineral Resource is estimated at 17.403 Mt at a grade of 11.54 g/t. The Measured uranium oxide Resource is estimated at 13.82 Mt at a grade of 0.226 kg/t.

The authors of the Buffelsfontein Technical Report offer the following interpretation and conclusions for the BGM Mineral Resource Estimation:

1.	The basis for the classification of the Mineral Resources into varying confidence categories reflects the Competent Person’s view of the deposit;

2.

The Inferred Mineral Resources have a large degree of uncertainty as to their existence and whether they can be mined economically. It cannot be assumed that all or any part of the Inferred Resource will be upgraded to a higher confidence category;

3.	An effective 1,363 new gold samples were added to the database from the sampling carried out from end August 2009 to end August 2010 of which no uranium oxide sampling/assaying was carried out;

4.

The 5 m x 5 m underground sampling data density grants a high degree of geological and grade continuity appropriate for the Mineral Resource and Mineral Reserve estimation procedure and classifications applied;

5.	399,483 t at a grade of 7.92 g/t Au and an assumed grade of 0.224 kg/t U3O8 over an average 117 cm stoping width, were mined during the period 1st September 2009 to 31th August 2010.

6.	The Mineral Resources were estimated using a methodology appropriate for the style of mineralisation and in a manner consistent with the guidelines and definitions in the SAMREC Code;

7.	The Minesoft Mineral Resource Evaluation system (“MT-ESTIMATION”) was used throughout the estimation process;

8.	The domains remained unchanged. They were determined based on geological, structural and geostatistical relationships;

9.	Variograms were modelled per domain and the search parameters were defined as per the ranges modeled;

10.	The data was kriged into a 2D 20 m x 20 m x 1 m block model with sub-celling allowed;

11.	The block model was evaluated using the 4,742 Mineral Resource SMUs giving the SMUs the kriged model attributes written to an output file;

12.	The SMU evaluation output file was then imported into excel where dip correction and dilution were effected;

13.	SMUs outside the legal boundaries were excluded for the final Mineral Resource declaration.

14.

Both simple kriging and ordinary kriging techniques have been used. It has been shown that the ordinary kriging technique has low efficiency in Domains 12, 15, 18, 19 and 20 where limited data are available for the estimation process;

15.	There is a need to upgrade the mining blocks management system where the mining blocks database can be updated and accessed at the mines in an interactive format; and

16.	Improve the Mineral Resource Management in terms of the Mining blocks, to enable improving the Mineral Resource reconciliation.

Based on the update carried out on the BGM Mineral Resource Estimation by the authors of the Buffelsfontein Technical Report, the following items are recommended for consideration as part of future Mineral Resource updates of the BGM Mineral Resources:

1.	There is a need to improve the Mineral Resource Management in terms of the mining blocks, to enable improving the Mineral Resource estimation and reconciliation;

2.	Samples should be assayed for both gold and uranium oxide as there is opportunity to refine the uranium oxide Resource estimates by concurrently assaying for gold and uranium oxide; and

3.

The Mineral Resource ought to be adjusted to fit the legal boundaries. Mining blocks beyond the legal boundaries were not evaluated for inclusion in the declared Mineral resources, however, consideration of creation of mining blocks to cover the extents of the legal boundaries should be considered.

Mineral Reserves (The BGM)

Introduction

The resource to reserve calculation shows the conversion from Mineral Resources to Mineral Reserves. The process commences with in all situ grade and tonnes in the LoM plan regardless of Mineral Resource classification. Inferred Mineral Resources and sources that may not have been from formal resources are then removed to leave measured and indicated Mineral Resources only. These remaining measured and indicated Mineral Resources are converted to Mineral Reserves by applying modifying factors. The diluted measured and indicated resources are converted to proven and probable Mineral Reserves as delivered to the plant subject to a viable financial analysis.

In Situ Mineral Resources in Mine Plan

The calculated in situ Mineral Resources in the LoM plan are indicated by the table below.

Table B32: In Situ Mineral Resources in LoM Plan (Gold)

Mineral Resource Category	Tonnage	Gold
	(Mt)	Au (g/t)	Au (kg)	Au (‘000oz)
Measured	3.853	8.58	33,070	1,063
Indicated	5.911	7.65	45,209	1,454
M & I Total	9.764	8.02	78,279	2,517
Inferred Total	-	-	-	-

Diluted Mineral Resources in Mine Plan

Table B35: Mineral Resource to Mineral Reserve Calculation for Gold

	30 September 2010
Mineral Resource to Mineral Reserve Process	Tonnage (Mt)	Au (g/t)	Au (kg)	Au (Koz)
In Situ Resources:
Measured	17.403	11.54	200,887	6,459
Indicated	15.921	10.71	170,581	5,484
Inferred	22.482	14.57	327,618	10,533
Mineral Resources planned in mine plan
In Situ Resources in Mine Plan:
Measured	3.853	8.58	33,070	1,063
Indicated	5.911	7.65	45,209	1,454
Inferred	0.000	0.00	0	0
Modifying Factors:
External Sources	7.80%
Measured	4.179	7.91	33,070	1,063
Indicated	6.411	7.05	45,209	1,454
Inferred	0.000	0.00	0	0
Over Planning	0.80%
Measured	4.127	8.01	33,070	1,063
Indicated	6.379	7.09	45,209	1,454

	30 September 2010
Mineral Resource to Mineral Reserve Process	Tonnage (Mt)	Au (g/t)	Au (kg)	Au (Koz)
Inferred	0.000	0.00	0	0
Sundries	7.50%
Measured	4.461	7.41	33,070	1,063
Indicated	6.897	6.56	45,209	1,454
Inferred	0.000	0.00	0	0
Development	2.36%
Measured	4.599	7.19	33,070	1,063
Indicated	7.034	6.43	45,209	1,454
Inferred	0.000	0.00	0	0
Discrepancy	15.00%
Measured	5.410	6.11	33,070	1,063
Indicated	8.275	5.46	45,209	1,454
Inferred	0.000	0.00	0	0
Mine Call Factor	75.78%
Measured	5.410	4.63	25,061	806
Indicated	8.275	4.14	34,260	1,101
Inferred	0.000	0.00	0	0
Diluted Resources in Mine Plan:
Measured	5.410	4.63	25,061	806
Indicated	8.275	4.14	34,260	1,101
Inferred	0.000	0.00	0	0
Reserves:
Proven	5.410	4.63	25,061	806
Probable	8.275	4.14	34,260	1,101
Total Reserves	13.685	4.33	59,321	1,907

The external sources factor of 7.80% (faults and waste cutting) was firstly applied to both the measured and indicated in-situ resources in the LoM plan. External sources only increased the tonnage and the content was not influenced.

The 0.80% factor applied for over planning indicates the amount of over planning done i.e. planning that is done outside of the resource blocks. This means that 0.80% of the planned production was not valid and was discarded for reserve purposes. The over planning factor applied to the measured resources was 1.27% and for indicated resources it was 0.49%, giving a combined factor of 0.80% . Over planning only increased the tonnage and the content was not influenced.

A sundries factor of 7.50% (gullies, hangingwall and footwall waste) was then applied to both the measured and indicated resources which only increased the tonnage and the content remained the same. The development factor of 2.36% was applied by applying a 2.99% factor to the measured resources and a factor of 1.95% for the indicated resources, giving a combined total of 2.36% which once again only increased the tonnage and the content remained the same.

A discrepancy factor of 15.00% is then applied to both the measured and indicated resources which once again only increased the tonnage and the content was not influenced.

Lastly the mine call factor of 75.78% is applied to both the measured and indicated resources which decreased the content of gold but the tonnages remained the same.

Mineral Reserves

Once the modifying factors have been applied to the Mineral Resources in the LoM plan to calculate the diluted Mineral Resources in the LoM plan, Mineral Reserves are stated. Measured Mineral Resources are converted to Proven Mineral Reserves and Indicated Mineral Resources are converted to Probable Mineral Reserves. Inferred Mineral Resources are not converted to Mineral Reserves and are discarded. Table B36 below illustrates the Gold Mineral Reserves estimation for BGM as at 30 September 2010. The Effective Date is aligned with the financial model, effective 1 October 2010.

Table B36: Gold Mineral Reserves as at 30 September 2010

Buffelsfontein Gold Mine 30 September 2010 Gold Mineral Reserve Statement
Underground		Mill Tons	Gold
Mineral Reserve Category	Shaft	Mt	Au g/t	Au kg	Au (‘000oz)
Proven	2	0.561	6.20	3,478	112
	4	0.113	11.56	1,306	42
	5	0.698	4.51	3,148	101
	6	1.736	3.24	5,625	181
	7	2.031	5.08	10,317	332
	8	0.269	4.07	1,095	35
	12	0.002	12.06	24	1
Proven Total		5.410	4.62	24,993	804
Probable	2	0.831	4.49	3,731	120
	4	0.059	9.30	549	18
	5	2.482	4.18	10,375	334
	6	1.867	3.08	5,750	185
	7	2.023	4.97	10,054	323
	8	1.014	3.80	3,853	124
Probable Total		8.276	4.15	34,312	1,104
Grand total		13.686	4.33	59,305	1,908

Table B37 illustrates the Uranium Mineral Reserves estimation for BGM as at September 2010.

Table B37: Uranium Oxide Mineral Reserves as at 30 September 2010

Buffelsfontein Gold Mine 30 September 2010 Uranium Oxide Mineral Reserve Statement
Underground		Mill Tons	Uranium Oxide
Mineral Reserve Category	Shaft	Mt	U3O8 kg/t	U3O8 t	U3O8 Mlb
Proven	2	0.561	0.106	59.5	0.131
	4	0.113	0.084	9.5	0.021
	5	0.305	0.082	25.0	0.055
	6	1.022	0.056	57.2	0.126
	7	2.031	0.123	249.8	0.551
	8	0.269	0.111	29.9	0.066
	12	0.002	0.183	0.4	0.001
Proven Total		4.303	0.100	431.3	0.951
Probable	2	0.831	0.035	29.1	0.064
	4	0.059	0.075	4.4	0.010
	5	0.691	0.072	49.8	0.110
	6	1.640	0.065	106.6	0.235
	7	2.023	0.127	256.9	0.566
	8	1.014	0.099	100.4	0.221
Probable Total		6.258	0.087	547.2	1.206
Grand total		10.561	0.093	978.5	2.157

Note:

1.

As of the date of the Buffelsfontein Technical Report, the uranium oxide was subject to an off-take agreement. As of the date of the Buffelsfontein Technical Report, Simmers, BGML and First Uranium were parties to a tailings right agreement pursuant to which, among other things, Simmers has granted to First Uranium a right to the tailings arising from the underground operations by Simmers at the BGM. In return, First Uranium will pay to Simmers a 1% royalty on the gross revenue earned from the sale of the uranium, gold, sulphur and other minerals recovered.

Mining (The BGM)

Mining Method

The mining method employed at the BGM is conventional breast mining with scraper winch cleaning. The ore is scraped into ore passes with winches from where it is pulled into hoppers at the bottom of the ore pass by means of a chute. The hoppers are then hauled by locomotive to level tips situated at the shaft station in haulages from where it is hoisted to surface.

Men and material are transported down the main vertical shaft to the transfer level. From the Transfer Level men and material is transported horizontally to the sub-vertical shaft. Men and material are transported through the subvertical shaft to the lower operating levels. The underground layout is a conventional mining layout for tabular ore bodies.

Ore and waste from the production levels is initially hoisted by the sub-vertical shaft and transported to the main shaft silos on the transfer level from where it is hoisted to surface. Ore is tipped into the surface silo from where it is trammed by rail to the metallurgical plant.

On 9 March 2005, a 5.3 magnitude seismic event severely damaged parts of the No. 5 Shaft and No. 5A Shaft barrels and surrounding excavations. This event was a regional event and was located much closer to No. 7 Shaft than No. 5 Shaft. The No. 5 Shaft working places were the closest active places to the hypocentre of the event at the time of the occurrence. The damaged areas have been refurbished as discussed in No. 5 Shaft refurbishment plan.

The refurbishment plan for No. 5 Shaft was put in place to fix the damage caused by the 5.3 magnitude seismic event that happened on 9 March 2005. Work to be done was planned in detail and completion dates set, all of which was finished.

The No. 6 shaft bottom is currently flooded with the water level between 77 and 78 Level. The shaft pillar for both the No. 6 North and No. 6 South Shafts are mined out between 69 to 80 Level. The current shaft bottom is thus 69 Level. The infrastructure for No. 6 Shaft is detailed in Table B42.

Water pumping at No. 7 shaft is critical and standby pumps are required as a safety measure. A chairlift is operational from 72 to 77 Level.

The pillar on 69 Level at No. 6 Shaft is mined by the crew of No. 7 Shaft and the ore is hoisted at No. 7 Shaft. No. 7 Shaft is an important hoisting shaft as it hoists ore from No. 6, 7 and 8 Shafts. Ore is hoisted by the sub-vertical shaft from the bottom levels to the 51 Level silos. From the silos it is transported to the main shaft from where it is hoisted to surface. On surface it is transferred to the 300 t silo from where it is trammed by railway to the plant.

The shaft is currently closed and is on care and maintenance. The reason for putting No. 8 Shaft on care and maintenance is that the low grade does not justify the shaft to stay open. Some of the mining blocks are however extracted from No. 6 Shaft. No. 8 Shaft is not planned to be opened in the LoM.

The No. 10 Shaft Complex consists of a main shaft, ventilation shaft, sub-vertical shaft and a tertiary Shaft System. The tertiary shaft system is called Strathmore Section and consists of a sub-vertical shaft and a ventilation shaft. The Strathmore shaft is abandoned and is flooded up to 27 Level.

No. 12 Shaft will only be mined to December 2010. The reason for No. 12 Shaft to be mined only to December 2010 is that the volume is too low to make the shaft profitable. The decision was made to mine No. 12 Shaft up to December 2010 when No. 5 Shaft will be in a better position following all the refurbishment work done.

Ore Transport

The shaft is equipped to do hopper hoisting. The ore can be tipped into the surface silo from where it can be hauled by road trucks to the metallurgical plant.

Operating Costs

Basis of Estimate

The operating cost is based on the production planned according to the mining plan. The planned production per year for each shaft is considered and an operating cost is determined per shaft. For development, opening-up development and re-opening up development costs a ZAR/m factor is applied which is based on historic actual cost. The factor is applied to the planned development, opening-up and re-opening up metres. Stoping cost is determined by applying a R/m² factor which is based on historic actual costs. The factor is applied to the planned square metres in the mining plan to estimate the mining operating costs. The mining factor applied is broken down into explosives, equipping and support cost per m².

The sundry activities are planned by the Mine Overseers and are costed by the Finance Department. The cost components consist of labour, contractors, stores and services. The engineering cost component was calculated based on the planned mining requirements. The engineering department plan the equipment required to equip the planned mining operations for every area. Engineering cost includes labour, services and stores.

There is a fixed and variable cost component related to these costs. Service department, development and opening-up cost stay relatively constant over the LOM and do not increase with the increase in production. This is because the development cost is not related to the amount of ore tonnes produced. The service department cost stays constant over the LoM although the ore tonnes increase. This indicates that the service department and development cost are fixed costs and is not influenced by the amount of ore tonnes produced.

Stoping cost increases with the amount of tonnes milled. This relationship indicates that the stoping cost component consist mainly of a variable cost. The same apply for engineering costs and sundry mining which is directly influenced by the amount of ore tonnes milled, which indicates that engineering and sundry mining cost is also a variable cost.

Capital Costs

Detailed capital expenditure schedules were completed by BGM until the end of the 2011 financial year. Ongoing capital expenditure (Stay in business capital) is a separate matter and was calculated as a percentage of the operating expenditure as is common practice in the industry. The detailed Capital planned is detailed in the tables to follow.

The planned capital for No. 2 Shaft for 2011 is ZAR1,088,975.

The capital planned for No. 5 Shaft for 2011 is ZAR5,672,229.

The capital planned for No. 6 Shaft for 2011 is ZAR10,513,810.

The capital planned for No. 7 Shaft for 2011 is ZAR375,000.

The capital planned for No. 10 Shaft for 2011 is ZAR772,000.

The capital planned for central for 2011 is ZAR18,893,123.

The capital planned for South plant is ZAR4,414,657.

Development and Opening-up Development Capital

The capital planned for development and opening-up development for all shafts for 2011 is ZAR11,392,748.

Table B59: Development and Opening-up Development Capital

All Shafts	Actual April-10 to Aug-10	Forecast Sep-10	Budget Oct- 10 to Mar-11	Total
Development and Opening-up	5,538,860	877,981	4,975,907	11,392,748

The total capital planned for the BGM for 2011 totals ZAR53,122,543.

Sundries

Sundries represent the amount of dilution that occurs due to waste mining. Waste mining in stoping operations occurs where there is an overbreak of the hanging wall and footwall. This additional waste dilutes the mining grade. Sundries also include the additional waste mining due to the development of gullies and winch beds. The planned percentage for sundries is 7.5% for all the shafts.

Discrepancy represents the difference in tonnes hoisted by the shaft as opposed to the tonnes calculated by the surveyors. Discrepancy is thus the difference between the tonnage sent to the plant as calculated by the Surveyor and the tonnages accounted for by the Reduction Officer. A shortfall means that the amount of tonnes calculated by the surveyor is less than the actual tonnes hoisted by the shaft. An excess means that the amount of tonnes calculated by the surveyor is more than the actual tonnes hoisted by the shaft. In BGM’s case the discrepancy is represented as a percentage shortfall of tonnes calculated by the surveyor as opposed to the actual tonnes hoisted by the shaft. The planned discrepancy percentage for BGM is 15% for all the shafts.

The external sources are defined as off reef mining that takes place incidental to the on reef mining operation and includes waste mining and fault cutting. The planned external sources percentage for BGM ranges between 3.60% and 12.00% for the different shafts.

Mine call factor (“MCF”) is the ratio, expressed as a percentage, which the specific product accounted for in recovery plus residues bears to the corresponding product called for by BGM’s measuring method. The MCF of gold is planned is 67.50% for No. 2 Shaft and 78.00% for the rest of the shafts.

The reason for the Mine Call Factor to be less for No. 2 Shaft is that only pillar mining is done at No. 2 Shaft; hence rock undergoes considerably more handling that at other shafts, leading to loss of gold content.

Excessive rock handling has caused consistently lower hoisting values and forced Buffelsfontein to drop the MCF at No. 2 Shaft.

A mine call factor of 73.25% was applied for uranium oxide for all the shafts. As the mine is not currently processing uranium, this is an historical figure applied by the mine when it was processing uranium in the past.

The plant recovery factor is the ratio, expressed as a percentage, of the mass of the specific mineral product actually recovered from ore treated at the plant to its total specific mineral content before treatment. A plant recovery factor of 90.00% is planned for the BGM.

The percentage extraction was measured and calculated by hand. The areas were measured by hand with a planimeter and the extracted area is divided by the total area to calculate the percentage extraction.

From these calculations it was determined that a factor of 90% extraction would be applied for blocks smaller than 2,000 m². For blocks larger than 2000m², a 96% extraction factor would be applied.

The gold price is calculated by taking three years of historic numbers together with a two year forecast. The gold price is then derived from the average of these numbers. The gold price as used in the pay limit calculation by BGML is ZAR265 per gram.

Life of Mine Planning (The BGM)

Mine Design

Technical Design Criteria

Rock Engineering

Mining operations at the BGM is conducted at depths between 1,000 m and 2,400 m. The bulk of the remaining ore reserve is located in remnants that were left by previous owners for various reasons.

The purpose of regional support is to reduce or control volumetric elastic closure through the limiting of the mined out span.

The extraction of remnants and mining in a geologically complex region is invariably associated with seismic activity of varying degrees. The mine employs various strategies to manage the risk associated with seismicity.

Bracket pillars are employed to stabilise major faults with a history of seismic activity.

BGML employs the services of Open House Management Solutions to provide an outsourced rock engineering and seismological service. Open House Management Solutions has deployed five suitably trained personnel to provide a daily, on site expert advisory service.

The target is to ventilate the various stoping lines with between 10-15 m3/s of available air at an intake wet bulb temperature of 26.0°C. The average air utilization factor for the entire mine varies between 40% and 50%.

2.5 Mw of underground refrigeration has been installed underground on the deeper levels at No. 7 Shaft. 500 kW of refrigeration has been installed at No. 5 Shaft.

Life of Mine Plan

Planning Process

BGML’s financial year extends from April to March. Subsequently the Mineral Resources of the BGM are updated internally and finished at the end of November each year. Planning starts in November and is scheduled to be finished end of March of the following year. Mineral Resources have been updated as at end September 2010 for the purposes of compilation of the Buffelsfontein Technical Report.

Mineral Processing and Metallurgical Testing (The BGM)

Current Plant

The BGM South plant receives underground ore at various feed grades from BGM shafts No. 2, No. 5, No. 6, No. 7, and No. 12 as well as Tau Lekoa underground ore from Tau Lekoa shaft which was recently acquired from Anglo Gold Ashanti. Waste rock dump from No. 10 shaft is also treated at the South plant. A portion of the waste rock dump tonnes treated at the plant has been replaced by the introduction of the Tau Lekoa reef since August 2010. The plant is fed ore directly from the shafts to open stockpiles. The plant is capable of milling 250,000 tonnes of ore per month of which approximately 120,000 tpm (high grade) of BGM and Tau Lekoa reef is directly treated for gold recovery while the other 130,000 tpm (low grade) of waste rock dump and BGM low grade is first upgraded in a flotation circuit prior to gold recovery combined with the high grade material. The current metallurgical process consists of semi autogenous grinding milling, flotation of the low grade stream, thickening, cyanide leaching, carbon-in-pulp, carbon treatment and final gold recovery.

Gold Recovery

The gold recovery figures were also looked at as this has a major impact on the economics and viability of the mine. The recovery has shown a worrying trend and is associated with low head grades and high residue.

Following discussions with plant management it was established that the low grade material could have contributed to this as the bottle roll tests indicated recoveries as low as 35% on some of the surface waste material. From the graph above, it is evident that with the introduction of the Tau Lekoa ore (since August 2010) and the stoppage of feeding low grade plant clean-up material, the gold recoveries are expected to show an upward trend.

OPEX Review

The current operating expenditure for the BGM South Plant was received for the treatment of the BGM and Tau Lekoa reefs as well as low grade BGM waste rock dump material. A summary of the overall operating costs is shown below.

Table B70: Summary of Operating Expenditure

Tonnes Milled - September 2010		223,798
Overall OPEX Summary	ZAR/tonne	Total Costs (ZAR)
Labour & Fixed Costs	10.25	2,293,427
Maintenance and Stores	26.03	5,826,121
Consumables/Reagents	9.48	2,122,155
Utilities	16.89	3,780,181
Other Costs	1.77	396,431
Contractor & Consultants	8.86	1,981,993
Security Costs	1.15	256,964
Total	74.43	16,657,272

Source: T. Coetzee, Simmer and Jack

Economic and Market Assessment (The BGM)

Gold Market

Gold Demand

Growth in gold demand during Q2 2010 rose by 36% to 1,050 tonnes from Q2 2009. The growth reflects a more conducive market for gold investment in most countries. The increase in demand was the product of a strong rise in identifiable investment of 118% to 534.4 tonnes compared with 245.4 tonnes in Q2 2009, a solid recovery in industrial demand of 14%, and a small decline in jewellery demand of 5%. Investment demand surged due to uncertainty in the global economic recovery and the spill over of European sovereign debt concerns. Net retail investment and gold ETF demand increased by 29% to 96.3 tonnes and 414% to 291.3 tonnes, respectively, compared with Q2 2009 levels.

According to Gold Fields Mineral Services, demand for gold will remain robust for the rest of 2010, supported by India and China for gold jewellery. Retail investment will continue to be a substantial source of gold demand in Europe. Over the longer-term, demand for gold in China is expected to grow considerably, with the stimulus of gold ownership among Chinese consumers. Electronics demand is likely to return to higher historic levels after the sector exhibited further signs of recovery, especially in the US and Japan. Industrial demand grew by 14% to 107.2 tonnes, compared to Q2 2009.

Gold Supply

The total mine supply is likely to trend higher, particularly as the scope for producer de-hedging continues to diminish. During Q2 2010, total mine output net of producer hedging increased by a moderate 6% year¬on-year, despite a 30% year-on-year increase in the average gold price.

The second quarter of 2010 shows a 17% increase, to 1,132 tonnes from 963 tonnes in Q2 2009. This is in line with the expectation that gold supply will rise during the year, to meet the strength of demand. Gold producers may attempt to increase production where possible in response to the higher gold price environment relative to last year.

The US$ gold price in 2009, at an average of US$972.35/oz. , was up 12% on the price of US$871.96/oz. recorded in 2008. In Q1 2010, the gold price averaged US$1,108.90/oz, up 22% on the levels of Q1 2009. This price was driven upwards on the back of uncertain equity market performance during the first half of 2009 and a weakening US$ against other currencies.

The following paragraph is provided by Premier Royalty in order to update the information with respect to gold prices:

The US$ gold price year-to-date in 2012, at an average of US$1,640.23/oz, was up 4.3% on the price of US$1,572.86/oz recorded in 2011. In Q2 2012, the gold price averaged US$1,611.88/oz, up 6.8% on the levels of Q2 2011. This price was driven upwards on the back of uncertain equity market performance during the first half of 2012, Eurozone sovereign debt concerns and expectations regarding U.S. monetary stimulus.

Valuation Approaches and Methodologies

The following three valuation approaches are internationally accepted methods of valuing mineral projects as summarised below:

•	Cost Approach: used to value early stage exploration properties and which relies on the historical and future exploration expenditure;

•

Market Approach: used to value exploration and development properties and which is based on the relative comparisons of similar properties for which a transaction is available in the public domain. The market approach relies on the principle of “willing buyer, willing seller” and requires that the amount obtainable from the sale of the mineral asset is determined as if in an arm’s length transaction; and

•

Cash Flow Approach: used to value development and production properties and relies on the “value in use” principle and requires determination of the present value of future cash flows over the useful life of the mineral asset.

Net Present Values

The Net Present Value (“NPV”) for the reserve at various discount rates is represented in the table below.

Table B80: NPV at Different Discount Rates

Real Discount Rate	Nominal Discount rate	NPV (ZAR ‘ milllion)
2%	8%	440
4%	10%	414
6%	12%	391
8%	14%	370
10%	16%	351

The life of the operation, inclusive of the estimated Mineable Mineral Reserves is 18 years.

Market Approach

For the comparative, the second valuation method for the Mineral Resource Statement (dated 1 June 2010) of the BGM operation was based on the Market Approach. This method is also applied to the Resource. An extensive database of arms-length transactions sourced from company announcements and media provides a comprehensive and reliable benchmark for the market approach.

•

The value of the reserves based on the DCF calculation range from ZAR zero to ZAR805 million with a median value of ZAR391 million. By adding the residual value to the highest DCF value, the total value increases to ZAR3,014 million.

•	The value based on the market comparative for the total resource, suggest a value range between ZAR 935 million and ZAR3,662 million.

•

Although the NPV value derived from the cash flow is currently at ZAR391 million, the value of the residual gold equivalent ounces not included in the current mine plan should be considered. However, BGM is an old mining operation. Currently pillars are being mined with low volumes. There is a risk that flexibility in terms of areas to mine may be very limited leading to rapid closure. Taking the range above into consideration, the Valuator is of the opinion that a value for Buffelsfontein is set at the lower end of the range and ZAR1,300 million to ZAR1,500 million under current market conditions is considered to be a fair value.

Valuation Conclusions

The following conclusions for the Mineral Asset Valuation of the BGM have been reached by the authors of the Buffelsfontein Technical Report:

•

The BGM Cash flow model on the Mineral Life of Mine Plan for the Resource was replicated in the in-house DCF model of the authors of the Buffelsfontein Technical Report to test for correctness, and only marginal discrepancies were found which could be corrected. No fatal flaws were found;

•	A Monte Carlo risk on a range of selected parameters was undertaken to account for risk and establish a DCF price range;

•	A Comparative Analysis was applied to the total Mineral Resource Statement, by employing the Market Approach;

•

The authors of the Buffelsfontein Technical Report completed comparisons between the forecast plan and historic reported figures. The yields reported in the plan are higher than historic numbers reported in its financial statements. Real term Cash costs per ton also show a decline with time. These are two issues that will remain challenging;

•	The ZAR is much stronger than expected and with the US$ gold price higher the price in ZAR/oz or kg are slightly lower;

•	There is a significant decrease in tonnes delivered to the mill as a result of shaft closure and more conservative planning this year and is down by 49%;

•	Grade delivered to mill is also more in line with recent performance;

•	Owing to the lower grade per ton, there is a 23% drop in Turnover/t;

•	Due to economies of scale, costs have increased by 28%;

•	A reduction in Capex results in all-in costs up being up by 12%;

•

However comparing the operation on a per ounce basis, because of lower gold ounces, all in cost is up significantly, hence causing a 70% drop in nett operating profits on a per ounce basis over the LoM.

MINE WASTE SOLUTIONS (PTY) LTD TAILINGS RECOVERY PROJECT

In April 2012, Premier Gold entered into the Aberdeen Purchase Agreement pursuant to which Premier Royalty acquired from Aberdeen the Buffelsfontein Royalty, being a 1% NSR royalty on gold produced from the BGM (discussed above under “Buffelsfontein Gold Mine Project”) and the Mine Waste Project, being AngloGold Ashanti Limited’s Mine Waste Solutions tailings recovery project, in the Republic of South Africa.

Unless otherwise stated, the information, tables and figures that follow relating to the Mine Waste Project are derived from, and in some instances are extracts from, the technical report entitled “Technical Report on the Mine Waste Solutions Tailings Recovery Project, North West Province, South Africa” dated January 1, 2010 (the “Mine Waste Report”).

The technical information contained in this section has been reviewed and approved by Steve McGibbon, P. Geo., Executive Vice-President Corporate & Project Development of Premier Gold and Chief Technical Officer of Premier Royalty, a “qualified person” for the purpose of NI 43-101.

Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Mine Waste Report, which has been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review under the SEDAR profile of First Uranium Corporation at www.sedar.com.

Subsequent to the issue of the Mine Waste Report on January 1, 2010, First Uranium sold all of the shares of MWS (being Mine Waste Solutions (Pty) Ltd), the owner of the Mine Waste Project, to AngloGold Ashanti Limited. The information with respect to ownership of MWS below does not reflect the current ownership of the Mine Waste Project by AngloGold Ashanti Limited. Unless otherwise indicated, the information below is effective as of January 1, 2010, and Premier Royalty has not updated such information.

Ownership Structure

The ownership structure of the holding companies and areas comprising the Mine Waste Project are illustrated in Figure C1. Note, however, that this ownership structure is as at January 1, 2010 and does not reflect the sale of the assets of Simmers to Village Main in June 2011 and the sale of the shares of MWS to AngloGold Ashanti Limited in July 2012.

Figure C1: Ownership Structure

The Mine Waste Project comprises fourteen tailings dams that will be recovered, twelve of which originated from the processing of material from the BGM (formerly the Buffelsfontein or Buffels and Hartebeestfontein or Harties Underground Gold Mines), owned by BGLM (being Buffelsfontein Gold Mines Limited), and two MWS tailings dams, which originated from the processing of material from the now defunct Stilfontein Gold Mine (“SGM”).

Material is still being deposited on the Buffels 1 and Buffels 3 Dam. Buffels 1 Dam is not included in the Mineral Resource / Mineral Reserve declaration, however will ultimately become part of the Mineral Resource / Mineral Reserve once it can be defined through an exploration and valuation process. Mineral Resources have been reevaluated for the MWS 5, Buffels 2, 3 and 4, Harties 1, 2, 5 and 6 and NKGE Dams. MWS 2 Dam has been mined completely since the compilation and submission of the previous Technical Report dated 31 March 2008, despite a remnant Mineral Resource within the soil footprint of the dam; this has been excluded from the Mine Waste Project Reserves and life of mine plan as the material will not be processed as it is contaminated with soil, rendering minerals recovery ineffective. The remaining Mineral Resource will form part of the concurrent environmental rehabilitation.

The Mineral Resource estimates for the following slimes dams were updated following extensive resurvey of the tailings storage facilities (the “TSFs”):

•	Buffels 2 Dam (Resurvey and depletion);

•	Buffels 3 Dam (Resurvey of the dam);

•	Buffels 4 Dam (Resurvey and depletion;

•	Buffels 5 Dam (Resurvey of the dam);

•	Harties 1 Dam (Resurvey of the dam);

•	Harties 2 Dam (Resurvey of the dam);

•	Harties 5 Dam (Resurvey of the dam);

•	Harties 6 Dam (Resurvey of the dam);

•	Harties 7 Dam (Seam filling);

•	NKGE Dam (Resurvey and depletion of the dam);

•	MWS 4 Dam (Seam filling); and

•	MWS 5 Dam (Update of Resources by incorporating additional plant tailings).

No changes were effected on the following dams:

•	Ellaton Dam; and

•	Flanagan Dam.

The position for a new life of mine tailings storage facility (“LoM TSF”) has been finalised and construction has been partially completed. Tailings from the reprocessing of the current tailings dams will be deposited here.

Two gold recovery plants are situated on the MWS property due north from the currently operating BGM Underground Mine and are currently recovering gold from the tailings. A third gold plant is under construction adjacent to the existing Phase 1b plant.

All numbers pertinent to recovery activities, i.e. Mineral Resource and Mineral Reserve calculations and economic analyses are effective as at 1 January 2010. The status of all permitting, legal and metallurgical plant issues are effective as at 15 March 2010.

Property Description and Location (The Mine Waste Project)

The Mine Waste Project is located in the western portion of the Witwatersrand Basin, some 160 km from Johannesburg approximately 8 km from the town of Klerksdorp near Stilfontein in the North West Province, Republic of South Africa (Figure C2). Mineral Resources in the form of gold tailings from nearby mines exist in 14 dump sites.

Figure C2: Location of the Mine Waste Project Area

Extent of the Property

The tailings dams are scattered over an area that stretches approximately 13.5 km north-south and 14 km east-west. The footprints of the fourteen tailings dams cover an area of approximately 1,100 ha.

The new LoM TSF will have a footprint area of 650 ha, which is inclusive of the return water dam.

Property Location

The Mine Waste Project is centred on the following geographic co-ordinates and spans some 20 km2 around these co-ordinates:

•	Latitude 26° 50’ 00” S; and

•	Longitude 26° 47’ 00” E.

The location of the fourteen tailings dams that will be recovered, as well as the new LoM TSF site, is illustrated in Figure C3.

Figure C3: Location of the Tailings Dams

LEGEND
Slimes Dam
Slimes Dam (Currently Mining)
New Tailings Dam Site
Town
River
Road
Farm Boundary
BGM Lease Area
Plant Site
SCALE
0
4 km
Stilfontein 406 IP
Palmietfontein 403 IP
MWS 5
MWS 4
MWS 2
Potchefstroom
N 12
KLERKSDORP
STILFONTEIN
Stilfontein 401 IP
Townlands of Klerksdorp 424 IP
HARTEBEESTFONTEIN SECTION
Wildebeestpan 442 IP
FLANAGAN
Zandpan 423 IP
Hartebeestfontein 422 IP
Kareerand 444 IP
H6
H5
H1
H2
NKGE
Tailings Storage Facility Site
ELATON
H7
Strathmore 436 IP
Mapaiskraal 441 IP
BUFFELSFONTEIN SECTION
B2
B1
B3
B4
B5
Vaalkop 439 IP
Modderfontein 440 IP
Buffelsfontein 443 IP
Kareerand 444 IP
Source: GCS, 1 October 2009
Minxcon
Location of Tailings Dams
Date: February 2010
Projection: WGS 84

B-58

Legal Aspects and Tenure

BGML currently holds an Old Order Mining Licence (ML4/2001; under conversion to New Order Mining Right MR323) in respect of mining gold at the BGM Underground Mine but not for the mining of the gold and uranium in the Harties and Buffels dumps. On June 4, 2007, the Department of Minerals and Energy (“DME”) granted to BGML a New Order Prospecting Right (1488PR) with respect to uranium and other minerals in the Buffels property and tailings dams.

Concomitant with the requirements of Section 22 of the MPRDA, MWS submitted an application for a New Order Mining Right (364MR) to the office of the Department of Mineral Resources (“DMR”, previously the DME) of the North West, which was accepted on 25 June 2008. Subsequent to acceptance of the application, a revised and amended Environmental Management Programme (“EMP”) addressing in detail all impacts and activities of the operation was submitted for approval on 14 November 2008. On 15 July 2009, written notification was received from the DMR that the Mining Right for the MWS operation had been granted as contemplated in Section 23(1) of the MPRDA. Formal notarial execution of the Right has not yet been effected and a date for such execution is awaited. In the interim and until such time as the right granted has been executed and the EMP comes into effect, MWS continues to operate legally in terms of a Toll Treatment Agreement with BGML and the MWS old order EMP.

A summary of the legal aspects and tenure relating to these areas is detailed in the table below:

Table C2: Legal Tenure of the Tailings Dams

Type of Right/Application	Dams Applicable	Mineral	Company	Ref No.	Status	Expiry Date	Comment
Old Order Mining Licence	All except Flanagan, Ellaton, NKGE	Gold	BGML	ML4/2001	Valid	30 April 2009	Being converted to New Order Mining Right
New Order Prospecting Right	All except Flanagan, NKGE	Uranium	Simmers	1488PR	Valid	-	-
New Order Prospecting Right Application	Flanagan NKGE Ellaton	Gold, Uranium, Pyrite	MWS	1872PR	Awaiting Execution	-	-
New Order Mining Right Application	All	Gold, Uranium, Pyrite	MWS	364MR	Awaiting Execution	Will be 30 years from Granting	-

Pursuant to an agreement (the “Buffelsfontein Tailings and Rights Agreement”) dated June 5, 2008 between Chemwes, a wholly owned subsidiary of MWS (formerly a subsidiary of First Uranium, but acquired, as of July 2012, by AngloGold Ashanti Limited), BGML and Simmers:

1.	BGML agreed to sell to Chemwes the Buffels and Harties tailings dumps and grant to Chemwes a right to the tailings arising from BGML’s ongoing mining operations at the BGM; and

2.

BGML will grant a servitude to Chemwes for access and egress to BGML’s Buffelsfontein property to enable Chemwes, its employees, consultants, agents and subcontractors access to the property. For all the above mentioned rights, Chemwes was required to:

	(i)	Pay a nominal consideration of US$13.50 to BGML;

	(ii)	Assume the rehabilitation obligation relating to the dams; and

	(iii)	Pay to BGML, a 1% royalty plus value-added tax of the gross revenue accrued by FIU from the sale of uranium, gold, and any other minerals recovered from the tailings.

When FIU acquired MWS in June 2007, FIU acquired an existing operating gold tailings re-processing facility and a historic uranium plant, adjacent to the Buffels property. FIU changed its plans for the Buffels Tailings Recovery Project such that the historical and future tailings from the BGM would be transported to the MWS site and processed through the existing gold plant, and subject to their commissioning, through the planned uranium recovery plant and additional gold recovery facilities. The Buffelsfontein Tailings and Rights Agreement reflects the change in plans, with Chemwes assuming the rights and obligations of FIU under the Buffelsfontein Tailings and Rights Agreement. BGML will be responsible for any tax that may be assessed under the Buffelsfontein Tailings and Rights Agreement, up to US$2 million. If such tax exceeds that amount, then BGML will pay any such tax pursuant to the agreement but the royalty will be adjusted accordingly in order that BGML incurs a net tax cost of no more than US$2 million.

Surface Rights - MWS

MWS holds Surface Right Permits (“SRPs”) over the freehold covered by the MWS tailings dams.

Surface Rights - Buffels

The following table details the SRPs held by BGML for the Mine Waste Project:

Table C4: Surface Rights held by Buffels

Tailings Dam	Reference Number	Permit Number	RMT Plan Number	Nature of Right	Area Covered (ha)
Buffels 2, Buffels 3, Buffels 4	97	95/73	0.198/72	Slimes Dams, Reticulated Water and Catchment Dams	Unspecified
Buffels 5	95	10/74	0.82/73	Slimes Dam	Unspecified
Harties 1, Harties 2 (Ptn of)	14	C7/59	SR 398	Slimes Dam, Pipe Lines	218.9490
Harties 2 (remainder of)	57	69/82	063/82	Extension to Slimes Dam	19.0093
Harties 7	8	C19/64	743	Slimes Dam	40.7257
Harties 5, Harties 6	19	52/73	03/73	Area for Slimes Dam	157.2875
Unused	42	8/99	010/95	Slimes Dam	165.6564

The following table was received from First Uranium and lists the SRPs that are held over the farm Klerksdorp Townlands 424 IP, on which Flanagan and NKGE dams are located. The table did not have an accompanying map, so the location of these surface right permits was not validated. The surface rights to the Ellaton Dam could not be established.

Table C5: Surface Right Permits held by Buffels

Farm	Mining Right Description	RMT NO.	Remarks
Klerksdorp Townlands 424 IP	Portion of SRP C2/1936 and a portion of SRP C4/1935, Surface Right Permit, C18, 1953, SRP, C10/1940, SRP C2/1940, SRP t C19/1942, SRP C4/1941	701, 702, 217, 62, 53,102, 67	Acquired from Avgold Limited and Goldfields Limited Deed of Transfer No. 31/2001
	SRP C3/1940 for the purpose of two UG electric cables, overhead electric lighting line, two water pipelines and extension to slimes dam with fencing	53
	SRP C20/1942 for the purpose of a slimes dam with fencing	102
	SRP C1/1950 for the purpose of compound for the housing of persons employed by the permit holder in its mining activities, overhead electric power line, water pipeline.	146
	SRP C16/1951 in respect of extension of compound for the housing of persons employed by the permit holder.	156
	Portion of SRP C2/1936 for the purpose of slimes dam with fencing	50 & 701
	SRP C4/1935 for the purpose of shaft equipment with fencing.	702

Extent of Issuer’s Rights

See “Legal Aspects and Tenure” above.

Property Boundaries and Survey Certificates

The farms Stilfontein 408 IP, (MWS 4 and 5 Dams and Plant), Buffelsfontein 443 IP (Buffels 1, 2, 3 and 4 Dams), Mapaiskraal 441 IP (Buffels 5 Dam), Zandpan 423 IP (Harties 1, 2, 5 and 6 Dams), Townlands 424 IP (Harties 7, NKGE and Flanagan Dams) and Strathmore 436 (Ellaton Dam) are registered with the Deeds Office (RSA), North West Province.

Location of Mineral Resources, Mineral Reserves and Infrastructure

Location of Mineral Resources and Mineral Reserves

All the Mineral Resources and Mineral Reserves are located on surface. The Mineral Resources and Mineral Reserves are all contained in the tailings dams.

General Mine Infrastructure

Extensive mine infrastructure exists in the Mine Waste Project area with a network of roads, electrical power lines and small towns. The Mine Waste Project will be mostly undertaken on the surface of the current BGM underground mining operation, with only the MWS, Ellaton, Flanagan and NKGE dams lying outside of the BGM boundary. There is ample space available for the required works.

The current processing plant, which is currently only extracting gold, is located south of the N12 national road, and to the east of the town of Stilfontein, as illustrated in Figure C3.

The site for the new life of mine TSF has been finalised (Figure C3).

The current MWS operation comprises of the hydraulic mining of old tailings dams, pumping the slurry to a carbon in leach (“CIL”) plant and then depositing the treated tailings onto MWS Dam 5. The hydraulic mining and the management of the MWS tailings dam is undertaken by Frasers on contract to MWS. Frasers is also responsible for the rehabilitation of the footprints of the mined tailings dams and the closure of the resulting tailings dams from the retreatment process.

A power generating plant has been installed at the Chemwes Project site to mitigate the risk of power interruptions from Eskom, South Africa’s local utility company. The installed capacity of the power plant is capable of generating 30 MW from twelve diesel powered generator sets each rated at 2.5 MW. Into the future, Chemwes plans on installing a pressure leach circuit to enhance both gold and uranium recoveries. The capital budget estimate for this has been concluded by Bateman Engineering as well as SGS Lakefield (Toronto) and before the technology is deployed, it will require FIU board approval.

Water

Drinking water is sourced from a municipal water source from Midvaal Water Company. Water used for mining of the dams, is currently sourced from the pumping of water from the defunct Margaret Shaft. This pumping, at a rate of 40Ml/d, is undertaken via an agreement between Simmers, Pamodzi Gold (Orkney) and Anglogold Ashanti Limited.

Return water is also harvested from the Chemwes 5, Buffels 1 and 3 tailings deposition sites. In addition, water is also provided by Buffels Gold Mine pumping from underground sources.

The BGM has five surface boreholes which could also be used in the future as a possible water source. This will be a more cost effective option than the water from the Margaret Shaft; however the use of this water is yet to be approved by DWAF.

Power Generators

The location of the power generators is adjacent and to the north of the plant site. The location of this plant is illustrated in Figure C3.

Royalties and Payments

See “Legal Aspects and Tenure” above and “Taxes Gold Mine Tax Formula” below.

Environmental Liabilities

Readers are referred to the Technical Report dated 31 March 2008 (the “March 2008 Technical Report”) (filed under the SEDAR profile for First Uranium Corporation) for details and results of environmental and risk assessments by Envirogreen Consulting and GCS for the MWS and Buffels areas, respectively. The revised and amended EMP for the MWS operations was prepared by GCS and submitted to the DMR on 14 November 2008 as reported above.

Further environmental liabilities are discussed under the heading “Environmental Considerations – Environmental Trust Funds”.

Cyanide - Detoxification

Plant tailings pumped to the new TSF will require the contained WAD cyanide (CN wad) to be less than 50 ppm as per current regulatory standards. To this purpose a detoxification facility has been designed and constructed adjacent to the final tails section of the new gold plant. Tailings from phases1A, 1B and 2 will ultimately be treated in the detoxification section to comply with the regulatory standards prior to being pumped to the new TSF.

However, MWS in accordance with the requirements of Section 9 of the Mine Health and Safety Act, 1996, carries out all activities associated with the use of cyanide in accordance with a Mandatory Code of Practice for Cyanide Management which is reviewed annually or even more frequently if required. The discharge standard applied in terms of this Code of Practice is less than 50 ppm (CN wad). Cyanide concentrations in ground water in the immediate vicinity of the current operational TSF (MWS 5) are monitored as part of the MWS monitoring programme. Free dissolved cyanide concentrations measured are consistently less than 0.005 ppm.

Permits to Conduct Work

MWS Water Use Licence

MWS held a water licence (No. 23050323), which was valid until 20 October 2008. As required in terms of the National Water Act 1998, MWS submitted an amended Integrated Water Use License (“IWULA”) application to the Department of Water and Environment (“DWAE”) in January of 2009.The application incorporated all defined “water uses” associated with the extended activities of MWS as addressed in the EMP. The application submitted was evaluated by the regional office of DWAE with a positive recommendation, forwarded to the national office of DWAE for processing and issuing. DWAE National is currently in the process of finalising the application and the issuing of the Water Use License is expected shortly. Preliminary indications are that the licence could be expected to be issued in April of 2010 although there is no legislated timeframe in which DWAE is required to finalise this process by.

Certificate of Registration (Nuclear Regulator)

In accordance with the requirements of Section 22 of the National Nuclear Regulator Act, 1999 (Act 47 of 1999) (“CoR”), MWS has been issued a nuclear authorisation, CoR 30, by the National Nuclear Regulator (“NNR”). The main object of the NNR is to provide for the protection of persons, property and environment against nuclear damage through the establishment of safety standards and regulatory practices. The Authorisation has been in force since 14 April of 2003. However, to cater for the expanded activities and extended life of mine of the MWS operations and as required in terms of Section 1.1 of the CoR, the scope of the Authorisation has been amended and the Scope Change communicated in writing to the NNR. The extended scope now includes all of the Buffels / Harties Slimes dams, the proposed new TSF, current and future plant expansions as well as interconnecting pipelines and pipeline routes.

In addition to the change of scope and in order to cater for planned uranium production as from August 2011, a prospective safety assessment for the Uranium Plant was completed and submitted to the NNR in November 2009. A detailed study addressing the potential radiological impact of the new TSF on both humans and the biophysical environment was also completed and submitted to the NNR on 5 March 2010. MWS currently complies with all the conditions and requirements of its CoR and quarterly external audits are conducted to verify compliance as an integral part of the ISO 9000 Quality Management System pertinent to the day to day implementation of the CoR and associated conditions.

Authorisation to Possess and Dispose of Source Material

In terms of the requirements of Section 34 of the Nuclear Energy Act, 1999, MWS has been issued with an Authorisation to possess and dispose of what is defined in the applicable regulations as nuclear ‘source material’. The Authorisation, issued by the Department of Energy (formerly DME) on 10 July 2009, authorises MWS to possess and dispose of ammonium di-urinate (ADU) in slurry form via the NUFCOR site at Westonaria for further enrichment and subsequent utilisation within the nuclear fuel cycle. This Authorisation will come into effect as soon as MWS commences with uranium production.

Authority to Possess and Use Radioactive Nuclides in terms of the Hazardous Substances Act

MWS is in possession of the above Authority, issued by the National Department of Health in terms of the Hazardous Substances Act, 1973. At present, there are a total of 31 isotopes in weightometers and density gauges registered as in the possession of MWS. As required in terms of the regulations, the Annual Return reflecting the status of the above isotopes as well as their positions was submitted to the National Department of Health in January 2010. Copies of the site specific code of practice governing the use of these isotopes, the Authority as well as the Regulations are in place as required in terms of the Act.

Environmental Authorisation for the TSF

An Environmental Authorisation (“EA”) for construction of the new life of mine TSF was issued in terms of the National Environmental Management Act 107 of 1998 (“NEMA”) to MWS on 21 July 2009. The new site is to be located on a non-dolomitic area so as to prevent risk from major groundwater contamination resulting from processing activities.

The following steps need to be completed following the reinstatement of the EA:

1.

Letter confirming the issuing of the amended EA by the Department of Agriculture, Conservation, Environment and Rural Development North West Province (“NWDACERD”) sent to all interested and affected parties (completed – sent 3 March 2010);

2.	Engagement with DWAE in order to expedite the approval of the IWULA (currently in progress);

3.	Obtain approval of the IWULA;

4.	Notification to NWDACERD of MWS’ intention to commence with construction within 30 days of such commencement and upon approval of the IWULA; and

5.	Upon receipt of all approvals and following the required notification, commence with construction.

Accesibility, Climate, Local Resources, Infrastructure and Physiography (The Mine Waste Project)

Topography, Elevation and Vegetation

The surface topography over the area is characterised by moderately undulating plains. The area is relatively flat lying and the elevation varies between 1,330 m above mean sea level (“amsl”) and 1,350 m amsl.

The area has been highly disturbed by mining and the current vegetation types are dominated by grasslands and areas of secondary reeds, which are associated with areas surrounding the tailings dams or areas where the natural drainage has been restricted by mining access.

Access

The Mine Waste Project is easily accessible via the N12 national road from Johannesburg. A large network of roads exists between the tailings dams and all these dams are easily accessible via either tarred roads or well-maintained gravel roads.

Population Centres and Nature of Transport

The Mine Waste Project is located in the vicinity of the town of Stilfontein, which is approximately 10 km east of Klerksdorp. The area has a long history of gold mining and mine suppliers and contractors are readily available locally. Transport to and around the Mine Waste Project Area is mainly via ground vehicles via tarred government roads. Roads between the dams and plant site are well-maintained and allow for access by most types of ground vehicles. A commercial airstrip exists in the nearby town of Klerksdorp.

Climate and Operational Season

The climate in the area is typical of the Highveld of South Africa, with mild winters and warm to hot summers. Temperatures average approximately 30 °C in summer and approximately 18 °C in winter.

The area falls within a summer rainfall area, with the highest rainfall recorded in January. Recorded rainfall is in the region of 625 mm per annum. Mining operations can generally continue throughout the year, however heavy rain storms do have the potential to hinder the mining operations although for only a few hours at a time.

Infrastructure

Extensive mine infrastructure exists in the Mine Waste Project Area, including a network of roads, electrical power lines and small towns.

Services

Electricity

The power supply to the MWS operations is supplied from four substations with a combined installed capacity of 117.5 MVA. The monthly consumption of electricity is 15.5 MWh.

The operations have the additional benefit of a 30 MW emergency diesel power generator capacity installed on-site capable of keeping the treatment plant operational should this become necessary.

Water

Potable water is sourced from Midvaal Water Company at 75 Ml per month. This water is used for drinking and for the elution process in the treatment plant. Water used for mining of the dams is currently supplied from various sources.

Mining Personnel

Both skilled and unskilled labour are sourced mostly from the nearby towns of Klerksdorp and Stilfontein as well as neighbouring settlements, and for highly skilled personnel the sourcing is done at a regional and national level.

Potential Mining Infrastructure

Additional sites for TSFs are limited in the immediate area surrounding the Mine Waste Project due to underlying lithologies (dolomite) which promote groundwater contamination via solution cavities. The recent positive environmental authorisation of the new life of mine TSF off dolomites southeast of the plant infrastructure on the farms Kareerand 444 IP and Kiepersol 481 IP is a significant and positive development for the Mine Waste Project.

Sufficiency of Surface Rights

The surface rights are deemed sufficient for all exploration and exploitation operations for the areas encompassed by the Mine Waste Project.

History (The Mine Waste Project)

Prior Ownership

The BGM

The BGM consists of the Buffelsfontein Mine (also referred to as the South Division) and the Hartebeestfontein Mine (now known as the North Division). The Buffelsfontein Mine commenced production in 1954, while production at Hartebeestfontein commenced a year later. Randgold & Exploration Company Limited bought Buffelsfontein Mine from mining house Gencor Limited and, in September 1997, Durban Roodepoort Deep Group (“DRD”) was formed when Durban Roodepoort Deep Limited merged with Blyvooruitzicht Gold Mining Company Limited and BGML. In August 1999, DRD bought the Hartebeestfontein mining business from the Anglovaal stable and incorporated it into BGM.

DRD’s northwest operations (Buffelsfontein and Hartebeestfontein) were placed under provisional liquidation on 22 March 2005 following continued financial losses and a massive seismic event on 9 March 2005, which caused damage to the No. 5 Shaft.

In October 2005, Simmers purchased the BGM out of provisional liquidation. The total acquisition cost was approximately US$13.5 million, consisting of a purchase price of US$6.1 million, US$4.4 million in restart costs, as well as holding costs of US$4.1 million incurred while operating as the preferred bidder on behalf of the provisional liquidators. Simmers shortly thereafter recommenced mining operations at the BGM Underground Mine and the production of gold in the gold plant. Both of the Buffelsfontein Mine and the Hartebeestfontein Mine have produced gold and uranium over periods of the mine life. The uranium plants were closed when the price dropped in the mid-1990s. Both uranium plants were decommissioned and demolished.

The ongoing production activity by BGML and its predecessors has generated a significant amount of underground development and ongoing exploration. While the Buffelsfontein property has a history of production, it is mostly from primary processing and not from the reclaiming and reprocessing of slimes. However, there have been some successful tailings reprocessing operations in the area, including the Chemwes operation, now held by MWS, on the Stilfontein tailings.

Chemwes entered into the Buffelsfontein Tailings and Rights Agreement with BGML and Simmers in June 2008.

MWS

MWS was established in 1999 to effect sustainable environmental remediation while, at the same time, reclaiming and reprocessing mine tailings and other waste materials. MWS purchased the shares of Chemwes in 2003 as the inaugural Mine Waste Project for the reprocessing of tailings. Chemwes is a wholly owned subsidiary of MWS. MWS holds the surface sources produced by Stilfontein Gold Mine, neighbouring the BGM Underground Mine.

The Chemwes operation commenced as a uranium recovery operation based at SGM. SGM commenced operations as a gold mine in 1952 and had a primary uranium processing operation from 1953 to 1961. In the 1970s, the price of uranium rose and the recovery of uranium from the SGM tailings (and other tailings in the area) was investigated. Following laboratory test work, the Chemwes uranium plant was commissioned in mid-1979 and operated until 1989, processing 29.4 Mt of tailings and recovering 4,560 t of U3O8.

Following the MWS purchase of Chemwes, the plant was converted to a gold tailings treatment plant and commenced operations in 2003. To date, the Chemwes operation has produced 12.44 t of gold from 26.98 Mt of material at an average grade of 0.461 g/t. No uranium has been extracted from the tailings material, which are likely to be reprocessed at a later stage for uranium.

The mining of MWS 2 dam is complete with the remaining portion of Mineral Resources of the dam to be left in situ which will be incorporated in the current environmental rehabilitation process, leaving only the MWS 4 and 5 dams still to be processed.

FIU entered into a purchase agreement in April 2007 with the shareholders of MWS to acquire MWS and the underlying assets, including MWS 4 and 5 Dams and the operating processing plant, to provide a fast track approach for the processing of the tailings dams from BGM for the recovery of gold and uranium. The transaction closed on 6 June 2007.

Historical Exploration and Development

Buffels and Harties Dams

The information regarding the historical exploration of the Buffels and Harties dams was in the form of paper maps indicating the location of the drilling that took place as well as paper copies of the results obtained, to the extent that these were available. The information was all closely scrutinised by the authors of the March 2008 Technical Report and only information which could be validated, was used for the estimation of the Mineral Resources.

None of the Buffels or Harties dams have been historically reprocessed and many of the dams have been re-vegetated in line with applicable rehabilitation requirements.

MWS Dams

The three MWS dams were previously drilled and evaluated by Chemwes. The information from this previous drilling was in good order, all the positions of the drill holes were recorded and the assay information was in electronic format, which made utilising the information for the March 2008 modelling and evaluation exercise relatively simple.

Historical Production

MWS supplied the authors of the Mine Waste Report with actual surveyed and measured data for the historic production on the Buffels 2 and Buffels 4 tailings dams. These historic production profiles are illustrated in Figure C5 and Figure C6.

Mining has taken place on the Buffels 2 Dam since December 2007. From the historic production it can be noted that the planned average production rate of 600 ktpm on Buffels 2 has been achieved historically.

Figure C5: Buffels 2 Historic Production

The historic production on Buffels 4 indicates that the planned average production rate of 615 ktpm has been achieved consistently over a four month period.

Figure C6: Buffels 4 Historic Production

The authors of the Mine Waste Report are of the opinion that the current LoM planned throughput rates are achievable and no issues were identified that would fatally flaw these planned production rates.

Geological Setting (The Mine Waste Project)

Regional Geology

The Mine Waste Project Area lies within the Witwatersrand Basin, an Archaean sedimentary basin which was deposited over a protracted time period extending from some 360 Ma between 3,074 and 2,714 Ma (Wilson and Anhaeusser, 1998), whose surface expression is an elongate structure that extends longitudinally for approximately 300 km northeast-southwest by 100 km northwest-southeast.

The Witwatersrand Basin is the largest known gold province in the world and the deposits have now been worked for well over 100 years. Gold is produced from seven of the nine major goldfields within the basin, mainly from conglomerate horizons of the Witwatersrand, Ventersdorp and Transvaal Supergroups. These goldfields are known as the Evander Goldfield, the East Rand Goldfield, the Central Rand Goldfield, the West Rand Goldfield, the Far West Rand Goldfield, the Klerksdorp Goldfield and the Free State Goldfield. The Klerksdorp Goldfield in which the Mine Waste Project is located is situated on the western edge of the Witwatersrand Basin, as shown in Figure C7.

Figure C7: Regional Geology of the Witwatersrand Basin

The Witwatersrand Basin comprises a 6 km thick sequence of inter-bedded argillaceous and arenaceous sediments with minor intermittent volcanic units. The first stage of basin development is recorded by rocks of the 3.08 Ma to 3.07 Ma Dominion Group, composed of fluvial sediments and volcanic rocks, which are underlain by an Archaean (>3.1 Ga) granite -greenstone basement. The Witwatersrand Supergroup overlies the Dominion Group and has been subdivided into the lower West Rand Group and the upper Central Rand Group, both of which consist primarily of sandstones, shales, and conglomerates. The 2.7 Ga Ventersdorp Supergroup unconformably overlies the Witwatersrand Supergroup and is in turn overlain by the Transvaal (2.6 Ga) and Karoo (302-180 Ma) Supergroups, respectively. The general underlying geology of the area surrounding the Mine Waste Project is illustrated in Figure B8.

The differences in the morphology and gold distribution patterns from one reef to the next, and within individual reefs, reflect the different sedimentary processes that prevailed during deposition on erosional surfaces in fluvial and littoral environments. The mineralized quartz pebble conglomerate reefs are widely considered to represent laterally extensive braided fluvial deposits. Separate fan systems were developed at different entry points and these are preserved as distinct goldfields. Despite its age, the sedimentary rocks within the Witwatersrand Basin are remarkably well preserved and relatively undeformed. The basin has undergone numerous phases of faulting but has not been subjected to significant metamorphism.

Figure C8: Simplified Geological Map of the Mine Waste Project Area

Local Geology

The BGM Underground Mine and the now defunct SGM are located in the Klerksdorp Goldfield and the mineralisation is hosted by the Central Rand Group, the upper unit of the Witwatersrand Supergroup. This unit has produced the majority of the gold from the Witwatersrand Basin, and is composed predominantly of quartzite with subordinate zones of conglomerate and a single argillite horizon, the Booysens Shale Formation. Using the central position of the Booysens Shale, the stratigraphy of the Central Rand Group has been historically subdivided into the lower Johannesburg Subgroup and the upper Turffontein Subgroup.

Mineralised reefs in the Johannesburg Subgroup tend, on average, to be more laterally extensive and more uniform in thickness and gold content. The principal gold-bearing conglomerate packages in the Johannesburg Subgroup are the Main Reef and Bird Reef.

The mineralisation at BGM and SGM is hosted by the Johannesburg Subgroup. In the Klerksdorp Goldfield, the Johannesburg Subgroup is represented by a sequence of quartzites, conglomerates, and quartz wackes, approximately 1,100 m thick.

Property Geology

The economic gold and uranium mineralisation at BGM and SGM is hosted by the Vaal Reef, an oligomictic, pebbly, quartz arenite reef, deposited approximately 2.8 billion years ago, as well as the Ventersdorp Contact Reef albeit to a far lesser extent, which is also an oligomictic, pebbly quartz arenite reef deposited approximately 2.78 billion years ago (Wilson and Anhaeusser, 1998).

In the North Division of BGM (previously the Hartebeestfontein Mine), dips vary from shallow to 45°. The depth of the Vaal Reef varies between 800 m and 2,500 m due to the displacement by faults and dykes. Structural geological complexity decreases from east to west, as do the gold grades. In the South Division (BGM Underground Mine), dips average 25º. The structural geology is complex, with fault displacements of 800 m to 1,000 m. A thrust fault has caused triplication of the reef in the central area of the South Division.

The gold deposits in the Witwatersrand Basin have a primary sedimentary origin and show great lateral continuity throughout the basin. Local discontinuities in mineralisation within the reefs are a result of facies variation, ore formation processes, and structural history.

The mineralisation planned for exploitation in this Mine Waste Project is contained in the tailings dams generated from operations over the years. During the past approximately 50 years during which time the BGM has been in operation, vast quantities of reef material have been processed for gold and the tailings from this processing deposited onto the surface tailings dams that form part of this Mine Waste Project.

The Harties slimes originate from the processing of the Vaal Reef from the old Hartebeestfontein Gold Mine and the Buffels slimes originate from the processing of the Vaal Reef (mainly) from the old Buffelsfontein Gold Mine. Currently the tailings produced by BGM are placed onto the Buffels No 1 and 3 Dams. The intention is for the BGM tailings to be deposited on the new tailings storage facility in the future. The three MWS dams originated from the mining of the conglomerate reefs of the now defunct SGM.

Deposit Types (The Mine Waste Project)

Deposit Type

There is still much debate about the origin of the gold mineralisation in the Witwatersrand Basin. Gold was generally considered to have been deposited syngenetically with the conglomerates, but there has been a recent trend towards the conclusion of an epigenetic role in the theory of origin. Nonetheless, the predominant control of the gold distribution in the Basin remains the sedimentary features, such as facies variations and channel directions. Gold generally occurs in native form often associated with pyrite and carbon, with quartz being the main gangue mineral.

The fourteen tailings dams differ significantly in size, from approximately 83 Mt (Harties 1 Dam) to 45,000 t contained in the Flanagan Dam. The material contained in the tailings dams comprising this Mine Waste Project originated from the processing of the conglomerate reefs and waste material that was mined from both the BGM and the SGM underground mines. The material is generally extremely fine, with particles varying in size from -25 microns up to -850 microns.

A typical tailings facility will get constructed over a long period of time by depositing the tailings from the plant. Tailings will be pumped as slurry from the plant to the tailings facility and will be deposited layer by layer from the bottom of the dam to the top.

All the deposits are surface deposits.

Geological Modelling

No geological modelling as such was carried out on the tailings dams as they are all generally uniform in shape. The dams were however all surveyed in order to ascertain the volume of material contained in each of the dams.

Mineralisation (The Mine Waste Project)

The gold and uranium contained in the tailings dams was originally associated with the conglomerate reefs that are/were mined at the BGM and SGM underground mines. The material from these mines has been processed over the years for gold, and for a period of time, uranium too. Pyrite occurs naturally in the conglomerate in which the gold and uranium are hosted.

Material on the tailings dams originated from the collection of slimes runoff from processing. The tailings are deposited in successive horizontal layers as the slimes rise in the dam configuration, resulting in fairly lateral homogeneity but variation in content vertically (Fisher, 2005). Changes in plant performance, processes and ore treated over time would thus cause layer variation.

Exploration (The Mine Waste Project)

Exploration at the Mine Waste Project has been limited to the auger drilling of the tailings dams as described in detail under the heading “Drilling” below”

Drilling (The Mine Waste Project)

All the drilling carried out on the Mine Waste Project has been in the form of vertical auger drilling, using small mechanised auger drills. Historical drilling programmes for the Mine Waste Project have been grouped into three campaigns, namely:

•	Prior to March 2007;

•	March to November 2007; and

•	December 2007 to March 2008.

The most recent drilling campaign took place between May and July 2008. Details of this exercise are given below.

Recent Drilling - May to July 2008

The most recent exploration programme carried out (May to July 2008) was executed with the aim to drill and sample all of the Chemwes tailings dams to establish the sulphide-sulphur content. The following programme was drawn up for the exercise:

•	Auger drilling programme on a nominal 200 m by 200 m grid spacing;

•	Sampling of each borehole at 1.5 m increments down the hole;

•	Sampling of underlying soil profile;

•	All incremental borehole samples were split into ‘A’ and ‘B’ portions as they were released from the core barrel by the drillers;

•	All the ‘A’ and ‘B’ samples were transported from Chemwes and delivered to Performance by Mr Iain Davidson;

•	The ‘A’ samples were air-dried and screened at minus 1 mm by Performance Laboratories (Pty) Ltd (“Performance Labs”). The ‘A’ samples were then assayed at Performance for gold and uranium;

•	In the interim the ‘B’ samples were stored at Performance Labs in a large mobile container;

•

When required, a small sub-sample (±150 g) was split off from each of the ‘B’ samples by Performance Labs, and was then assayed by another laboratory for its sulphide-sulphur content. The sample splitting was done by means of a wet, hand-split method. All of these split sub-samples were transported to the other laboratories involved with additional assay work by Mr Davidson;

•	Survey of all of the auger drill hole collar positions were made available;

•	Utilisation of existing dump surface survey information to generate a digital terrain model (“DTM”) were made available;

•	Vertical Section models of the sulphide values for each dump were made available;

•	Generation of Datamine models for the total sulphide dump resources;

•	Generation of bench plots were completed;

•	Metallurgical test work on composite samples for each tailings dam were made available; and

•	Some of the larger dams gold and uranium assay data was used to develop revised resource models. The smaller dam’s additional gold and U3O8 assay data can be modelled at a later stage if required.

The majority of the auger drilling programme work was carried out by Gold Mine Sand and Slime Dump Drillers (“GMSSDD”).

After every 1.50 m of advance drilling into the substrate, the drill string was extracted and the spiral was removed from the core barrel to release the sample. The GMSSDD machine produced a sample of approximately 3.5 kg of slime per 1.50 m of advance.

A total of 246 holes totalling 6926 meters were drilled. Survey of Borehole Collars All of the borehole positions that were drilled were surveyed.

Sampling Method and Approach (The Mine Waste Project)

Sampling Methodology

The following sampling methodology was adhered to:

•	The entire incremental sample content of the core barrel and the spiral were placed in a plastic-lined steel box and thoroughly mixed by hand;

•	The sample was then split into two halves with one half having a total mass of 450 g of slimes material in the sample bag;

•	On the sample tickets the date, borehole number, depth down the borehole and sample increment number were recorded on a sample ticket;

•	The core barrel, drilling spiral, steel box and the plastic sheeting were also thoroughly cleaned between each sample run;

•

The complete sampling operation of releasing the sample from the core barrel, mixing the sample, splitting the sample, weighing ore sample and then ticketing and sealing up was carried out as quickly possible to reduce the exposure of the slimes material to any potential oxidising effects;

•	The resident geologist was on site at all times to supervise and oversee all of the drilling and sampling activities;

•	Every day the incremental drill hole samples were removed from the tailings dams and stored in a safe, dry, under cover site at Chemwes until they were transported to Performance Labs; and

•

The samples were carefully packed and loaded onto the geologist’s vehicle before being transported to the Performance Laboratory in Randfontein, Gauteng. The geologist was always on site to oversee the unpacking of the samples at the assay laboratory and to ensure that the laboratory received all the correct details of each sample.

Three laboratories were utilised for sulphide analyses of the samples, namely Set Point Laboratories (“Set Point”) and SGS Lakefield Research Africa (Pty) Ltd (“SGS”) and Performance Labs.

Significant surface areas of the dams were covered during the drilling and sampling exercise.

Sub-Sample Splitting

As the ‘B’ samples were transported from Chemwes to Performance they were initially stored in the mobile container for safe-keeping. When the small sub-samples were required for sulphide-sulphur analyses, Performance Labs carried out a simple wet split of the sample by hand. This split involved placing the entire contents of the ‘B’ sample into a plastic bucket rapidly mixing it by hand. A small sub-sample of approximately 150 g was taken from the main sample and it was then bagged and ticketed in a small plastic bag. The remaining ‘B’ sample was then re-bagged and placed back into the container.

Recovery of the material was generally very high and only samples where the recovery was good were used.

The core sampling was conducted by D&D and GMSSDD, and both companies have a long history of drilling and sampling sand and tailings dams. The geologist was responsible for overseeing of the sampling process. Samples were taken at 1.5 m downhole intervals, each sample weighing approximately 3 kg. This sampling interval is the standard interval used for this type of sampling. There is no reason to believe that the sample quality was not to standard and the sampling is considered representative.

The drill holes are drilled vertically; therefore no true widths need to be calculated.

Sample Preparation, Analysis and Security (The Mine Waste Project)

The following describes the sample preparation methods and quality assurance and quality control (“QA/QC”) measures employed prior to dispatch of samples to an analytical facility, the method of sample splitting and reduction, and the security measures taken to ensure the validity and integrity of samples taken.

All sample preparation and analysis procedures were conducted by staff of the testing laboratories and no aspect of these procedures was conducted by an employee, officer, director or associate of the issuer.

Gold and uranium analyses were conducted at Performance Labs, while available sulphide analyses were conducted at Performance Labs, Set Point and SGS. The table below details the locations of the analytical laboratories utilised for the MWS tailings sample:

Table C13: Locations of Laboratories Utilised for Gold, Uranium and Sulphur Analyses

Laboratory	Location
Performance Labs	Randfontein, Gauteng Province, South Africa
Set Point	Isando, Gauteng Province, South Africa
SGS	Booysens, Gauteng Province, South Africa

Gold Analyses

Drilling samples from the MWS tailings dams were analysed for gold content at Performance Labs.

Uranium Analyses

The tailings dams samples are analysed for uranium at Performance Labs, utilising an Aztec instrument. It should be noted that the Aztec is not the industry standard method of analysis for uranium.

The MWS tailings samples were analysed for sulphide at three laboratories; Performance Labs, SGS and Set Point. All laboratories used the LECO carbon/sulphur instrument for analysis, which is the industry standard method of analysis for sulphur.

A total of 4071 samples were analysed for sulphide content.

Quality Control Measures Employed

Chemwes did not insert quality control materials into the sample stream, and relied on the internal QA procedures in place at Performance Labs for gold analyses of samples. Internal QA procedures at Performance Labs for the drilling campaign included assaying one duplicate sample and one standard sample from each batch of 20 samples. Performance Labs also analysed blank samples, but the frequency of insertion into the sample stream is unknown, and these results were not available to the authors of the Mine Waste Report.

Gold standard reference materials utilised by Performance Labs as part of routine analyses are produced in-house. For the 2008 drilling campaign, four gold standards were inserted into the sample stream.

The analytical results for the five standards were plotted on control charts. From the control charts, all standards plot within 3 standard deviations of the mean with less than 5% exceptions, indicating that the results are acceptable and can be utilised in the estimation of Mineral Resources for the MWS tailings dams.

A total of 502 duplicate gold samples were analysed for the 2008 drilling campaign.

Upon removal of the outlier results, the two datasets have a correlation coefficient of r = 0.9428.

For the uranium analysis by Aztec, Performance Labs inserted four standards into the sample stream, with the results reported as U3O8 (kg/t). Performance Labs also analysed blank samples, but the frequency of insertion into the sample stream is unknown, and these results were not available to the authors of the Mine Waste Report.

For the 2008 drilling campaign uranium analyses, Performance Labs utilise four standard reference materials to monitor the accuracy and performance of the Aztec instrument. The standards are sourced from Mintek, but the certification for these standards was conducted more than 30 years ago, and the results require updating.

Less than 6% of samples plot outside the 95% confidence limits, which is acceptable.

No duplicate uranium results were reported for the 2008 drilling campaign.

Sulphur Analyses

Set Point utilised two standard reference materials for the sulphur analyses from the MWS tailings dams. These standards are supplied by LECO, and are the recommended standards to monitor analysis of ore materials.

A total of 28 samples of 502-319 were inserted in both the total sulphur analyses and the sulphide analyses. A total of 7 samples of 502-318 C/S were inserted into the sample stream.

Nearly a third of the standard samples were failed, and it is unknown what action, if any, was taken to investigate these results. No conclusions can be drawn for standard 502-318 C/S, as no standard deviation was quoted for this standard.

According to SGS, an in-house sulphide-sulphur standard with a value of 1.00% sulphide was used in the MWS tailings dams samples analyses, although these results were not reported to the client. Hence, no conclusions can be drawn regarding the accuracy of the analytical method utilised by SGS.

A total of 1,100 sulphide analyses, and 220 standard reference materials analyses, were completed by Performance Labs. The LECO sulphide standard reference material standard number 502-435 and number 502-085 were used as standards in all of the sulphur analyses.

The sulphide analyses were carried out in duplicate. No blanks were inserted in any of the sample batches. No pulps or reject samples were retained from the Performance sulphide determinations.

There were a total of 45 duplicate samples that were carried out in the analyses of total sulphur, and a total of 11 samples were duplicated in the sulphide-sulphur analyses.

When the outlier value is excluded from the duplicate dataset r=0.9929 indicating a good correlation between the two datasets.

Upon removal of the outlier identified, the datasets had a correlation coefficient (r value of 0.9990, indicating a better correlation between the two datasets.

SGS

A total of 105 duplicate samples were analysed at SGS. Duplicated samples were carried out at a rate of one duplicate every twenty samples and waste rock blanks were inserted at a rate of one blank every thirty samples.

From the diagram above, all duplicate analyses conducted at SGS plot within the 95% limit, with no outliers identified at this confidence level. The correlation co-efficient for these datasets is r = 09988, indicating that the results correlate well.

All sulphide analyses conducted at Performance Labs were conducted in duplicate.

The authors of the Mine Waste Report did not conduct an independent audit on sample preparation procedures at the analytical laboratories utilised, but all laboratories are accredited by SANAS, and it is expected that appropriate procedures are in place to ensure minimal sample contamination and mix-ups at the preparation stage.

Security (The Mine Waste Project)

Sample security for the 2008 drilling campaign was overseen by the geologist who managed and supervised the drilling, sampling and the transport of the drill hole samples from the various MWS tailings sites.

Analytical Procedures

The analysis for gold by fire assay is the industry standard, and is considered adequate for the purposes of producing data for use in Mineral Resource estimation.

For the analysis of uranium, Performance Labs utilised the Aztec energy dispersive X-ray Florescence instrument. It should be noted that the Aztec is not the industry standard method of analysis for uranium, and Performance Labs are not accredited by SANAS for analysis of samples utilising this method. The results of analysis on the QA data indicate wide scatter of results, indicating less than optimal precision, and cognisance of this should be taken into account when utilising this data for the estimation of the MWS tailings dams Mineral Resources.

Sulphur analysis at all laboratories utilised was conducted using the LECO analyser, which is the industry standard method of analysis for sulphur. However, only SGS are accredited for this method of analysis; both Set Point and Performance Labs are not accredited. From the results of the QA programmes, no significant bias is apparent.

The application of quality assurance and quality control procedures is used to ensure that analytical results can be confidently relied on.

The MWS 4 and 5 dams had verification holes drilled by D&D in April 2007. The grade differences obtained from the sampling of the verification drill holes was less than 10%, which was considered to be acceptable.

Performance Labs carried out independent verification of the assaying results who are independent of First Uranium. The authors of the Mine Waste Report also carried out independent verification of the assay results, in the form of removing any outliers from the database.

Mr. Charles Muller independently verified all data used for the Mineral Resource calculation.

The data verification conducted by the laboratory was, in the opinion of the authors of the Mine Waste Report, sufficient for the information to be used in the estimation of the Mineral Resources.

Although the authors of the Mine Waste Report were unable to independently verify all the data, this will have no negative impact on the results of the Mineral Resource and Mineral Reserve estimation process as the authors of the Mine Waste Report considered that sufficient steps had been taken by independent sources to verify the data.

Recent metallurgical test work carried out by SGS Lakefield during December 2009 and February 2010 confirm some of the parameters previously selected but will require further interpretation and application to the pipe reactor uranium pressure leach process.

Uranium recoveries of 97% were achieved from a head grade of 250 g/t uranium. Oxidation above 95% gave a gold recovery of 90% using the CIL process subsequent to the pressure leaching process. Oxidation at 80% reduced the gold recovery to between 70 and 75%.

Mineral Resource and Mineral Reserve Estimates (The Mine Waste Project)

All surface Mineral Resources and Mineral Reserves have been categorised and reported in compliance with the definitions embodied in the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council (incorporated into NI 43-101) and the SAMREC Code.

The Mineral Resources and Mineral Reserves for the tailings dumps are detailed in the sections below.

Mineral Resources

The Mineral Resources detailed in the following table are effective as at 1 January 2010.

Table C21: Updated January 2010 Mineral Resource Statement of the MWS Tailings Dumps

Surface			Tonnage (Mt)	Gold			Uranium Oxide			Tonnage (Mt)	Available Sulphide	
				Grade	Content		Grade	Content			Grade	Content
Category	Dump	Dam		g/t	tonnes	'000oz	g/t	tonnes	'000lb		(wt%)	(t)
Measured	Buffels 2	2	10.726	0.373	4.001	128.64	0.086	922.4	2,033.5	10.726	1.624	174,190.2
	Buffels 3	3	29.957	0.354	10.605	340.96	0.099	2,965.7	6,538.2	-	-	-
	Buffels 4	4	11.550	0.306	3.534	113.62	0.102	1,178.1	2,597.2	11.55	0.445	51,397.5
	Harties 1	1	83.174	0.240	19.962	641.79	0.067	5,572.7	12,285.6	83.2	0.245	203,776.3
	Harties 2	2	33.363	0.190	6.339	203.80	0.069	2,302.0	5,075.0	33.4	0.151	50,378.1
	Harties 5	5	22.890	0.195	4.464	143.52	0.067	1,533.6	3,381.0	22.89	0.225	51,502.5
	Harties 6	6	10.060	0.212	2.133	68.58	0.068	684.1	1,508.2	10.06	0.212	21,327.2
Total Measured			201.720	0.253	51.038	1640.91	0.075	15,158.6	33,418.7	171.763	0.322	552,571.8
Indicated	Buffels 5	5	39.230	0.252	9.886	317.84	0.068	2,667.6	5,881.0	-	-	-
	Harties 7	7	1.293	0.267	0.345	11.09	0.164	212.1	467.6	-	-	-
	NKGE	NKGE	0.866	0.545	0.472	15.18	0.182	157.6	347.4	0.866	0.731	6,330.5
	MWS 4	4	26.808	0.228	6.112	196.51	0.100	2,680.8	5,910.1	-	-	-
	MWS 5	5	40.308	0.306	12.334	396.55	0.088	3,547.1	7,819.9	-	-	-
	MWS 5 (additional)	5 (additional)	22.404	0.206	4.615	148.38	0.089	1,994.0	4,396.0	-	-	-
Total Indicated			130.909	0.258	33.764	1,085.55	0.086	11,259.2	24,822.0	0.866	0.731	6,330.5
Measured & Indicated			332.629	0.255	84.802	2,726.46	0.079	26,417.8	58,240.7	172.63	0.324	558,902.3

Surface			Tonnage (Mt)	Gold			Uranium Oxide			Tonnage (Mt)	Available Sulphide	
				Grade	Content		Grade	Content			Grade	Content
Category	Dump	Dam		g/t	tonnes	'000oz	g/t	tonnes	'000lb		(wt%)	(t)
Inferred	Flanagan		0.045	0.694	0.031	1.00	0.152	6.8	15.0	-	-	-
	MW 5	5	15.172	0.298	4.521	145.35	0.095	1,441.3	3.177.5	-	-	-
	Ellation		1.300	0.387	0.503	16.17	0.147	191.1	421.3	-	-	-
Inferred Total			**16.517**	**0.306**	**5.055**	**162.52**	**0.099**	**1.639.2**	**3.613.8**	**-**	**-**	**-**

Notes:

1. Effective Date 1 January 2010;
2. The tonnages and grades are quoted as in situ tonnes;
3. Rows and columns may not add up due to rounding;
4. No cut off grades were used; and
5. g/t values have been rounded.

B-78

Mineral Reserves

The Mineral Reserves as stated in the following section exclude all Inferred Mineral Resources. Measured Mineral Resources have been converted to Proven Mineral Reserves and Indicated Mineral Resources have been converted to Probable Mineral Reserves.

Table C22: Mine Waste Solutions Gold Mineral Reserves – 1 January 2010

FUSA December 2010 Gold Mineral Reserves Statement
Surface		Tonnage (Mt)	Grade	Content	Content
			Gold
Category	Tailings Dam		(g/t)	(t)	(‘000 oz)
Proven	Buffels 2	10.380	0.411	4.266	137.16
	Buffels 3	29.058	0.387	11.245	361.54
	Buffels 4	11.602	0.351	4.072	130.92
	Harties 1	80.679	0.262	21.138	679.60
	Harties 2	32.323	0.208	6.723	216.15
	Harties 5	22.203	0.214	4.751	152.75
	Harties 6	9.758	0.232	2.264	72.79
Total Proven Mineral Reserve		196.003	0.278	54.459	1,750.91
Probable	Buffels 5	37.738	0.276	10.416	334.88
	MWS 4	26.004	0.250	6.501	209.01
	MWS 5	60.896	0.295	17.964	577.56
	Harties 7	1.255	0.292	0.366	11.77
	NKGE	0.865	0.595	0.515	16.56
Total Probable Mineral Reserve		126.758	0.282	35.762	1,149.78
Grand Total		322.761	0.280	90.221	2,900.69

Notes:

1.	Effective Date 1 January 2010;
2.	In situ density used for all dams = 1.42 t/m3;
3.	Columns may not add up due to rounding; and
4.	Tonnages and Grades are quoted as delivered to plant.

Table C23: Mine Waste Solutions Uranium Oxide Mineral Reserves – 1 January 2010

FUSA December 2010 Uranium Oxide Mineral Reserves Statement
Surface		Tonnage (Mt)	Grade	Content	Content
			Uranium Oxide
Category	Tailings Dam		(kg/t)	(t)	(‘000 lbs)
Proven	Buffels 2	10.380	0.085	880.1	1,940.3
	Buffels 3	29.058	0.096	2,798.9	6,170.5
	Buffels 4	11.602	0.093	1,077.9	2,376.3
	Harties 1	80.679	0.065	5,261.8	11,600.2
	Harties 2	32.323	0.067	2,167.9	4,779.4
	Harties 5	22.203	0.065	1,438.7	3,171.8
	Harties 6	9.758	0.068	660.0	1,455.0
Total Proven Mineral Reserve		196.003	0.073	14,285.3	31,493.5
Probable	Buffels 5	37.738	0.066	2,500.400	5,512.4
	MWS 4	26.004	0.097	2,519.200	5,553.8
	MWS 5	60.896	0.086	5,210.700	11,487.5
	Harties 7	1.255	0.158	198.900	438.5
	NKGE	0.865	0.176	152.400	336.0
Total Probable Mineral Reserve		126.758	0.083	10,581.6	23,328.2
Grand Total		322.761	0.077	24,866.9	54,821.7

Notes:

1.	Effective Date 1 January 2010;
2.	In situ density used for all dams = 1.42 t/m3;
3.	Columns may not add up due to rounding; and
4.	Tonnages and Grades are quoted as delivered to plant.

Mineral Resource Modelling and Estimation

Three dimensional (“3D”) wireframes were constructed from survey points and drill hole information representing the dams in 3D space. The reef wireframes were filled with block models of various sizes. The 1.5 m samples were used for the grade estimation.

Statistical analysis provided a basis for final data verification and was used to establish specific information on population distributions and checks for anomalous values. Spatial continuity illustrations (variograms) were constructed for Au and U3O8. Ordinary kriging methodologies were utilised for the evaluation of the tailings dams.

The statistical analysis facilitated the application of top-cut values for the variography and kriging process. The top-cut values were derived from review and calculation from the normal and log probability plots for each commodity.

The capping in the variography stage was to limit the excessive variances of the anomalously high grade from skewing the distribution away from the representative variance of the data distribution. Capping in the kriging stage was to limit the zone of influence that the ultra high grades have on the estimation of the surrounding areas.

Mineral Resource estimation was carried out for the tailings dams of the Mine Waste Project using the Minesoft MT-ESTIMATION Mineral Resource estimation software which interfaces with the Datamine Mining Software. Each of the dams was modelled individually and the methodology and results are detailed below:

The Chemwes TSFs were investigated for zoning/domaining of gold, uranium oxide and available sulphide, and except for the MWS 4 which displayed three domains, were found to be not vertically or laterally domained. Review of the model sections versus the borehold sample grades indicates effective vertical and lateral control of grades.

The capping in the variography stage was to limit the excessive variances of the anomalously high grade from skewing the distribution away from the representative variance of the data distribution. Capping in the kriging stage was to limit the zone of influence that the ultra high grades have on the estimation of the surrounding areas.

Modelling was carried out using Datamine Studio™ and Minesoft’s geostatistical package “MT-ESTIMATION”. The individual 1.5 m samples were used as all the data represented 1.5 m composites/samples. Ordinary kriging was used for the estimation of the element grades, although simple kriging and inverse distance squared estimation were also conducted. Kriging was undertaken as the accuracy and efficiency of the kriged estimates can be tested, unlike other conventional estimation techniques such as nearest neighbour which have limited verification parameters.

Within the kriging process, the amount and distance of the samples included in an estimate can be controlled to a greater degree than the more conventional estimation techniques. Hence, it is the opinion of the authors of the Mine Waste Report that kriging will render more accurate and reliable estimate for tailings dams.

3D wireframes representing the tops of the tailings dams were supplied by the MWS appointed surveyor. The base/footprint wireframes were constructed by the authors of the Mine Waste Report using Datamine, from the soil intercept depths in the borehole data, and the footprint perimeter.

The volumes of all of the dams were calculated by filling the wireframes with cells from which the volume was calculated.

The tonnages of the dams were calculated using the volumes obtained by creating DTMs of the dams and multiplying these with an SG of 1.42 t/m3.

It was decided to use an average of 1.42 t/m3 for all the dams, as this is the average that has been achieved during the mining of the MWS 2 Dam, as well as the rounded average of all the test work conducted on the tailings dams of the Mine Waste Project.

Modelling Parameters

The following parameters were used in the kriging process:

1.	Metal grades - gold (g/t), uranium oxide (kg/t) and available sulphide (wt.%);

2.	In general, 1.5 m sample composites were used;

3.	Sub-cells employed;

4.	Parent cell estimation;

5.	Discretisation of 5 x 5 x 3 for each block model size;

6.	First search volume (X & Y) – approximately 1.5 times the variogram range (m); and

7.	Interpolation method – ordinary kriging.

Elements Estimated

The gold (g/t), uranium oxide (U3O8) grade (kg/t) and available sulphide (S2-) percentage (wt.%) for the tailings material was estimated for this exercise.

Estimation Technique

Ordinary kriging was carried out on the TSFs because kriging is deemed an unbiased linear estimation technique and relies on the variance relationships of spatial samples (the variogram). The kriging weights in the ordinary kriging equation are balanced by the Lagrange multiplier, whereas in simple kriging the weights are balanced by the inclusion of a global mean of the population.

The Mineral Resource classification for each of the dams was done in a systematic way using a table that encompasses all the process from drilling, sampling, geological understanding and geostatistical relationships.

For all the Mine Waste Project’s tailings dams, with the exception of MWS 5, the entire dam was classified under one Mineral Resource category. Certain portions of MWS 5 have been classified as Indicated Mineral Resources. Due to wetness, the material at the centre of the dam was not drilled and has thus been classified as Inferred Mineral Resources.

Mineral Reserve Estimation (The Mine Waste Project)

Mineral Resources to Mineral Reserve Calculation

Mine Call Factor (“MCF”) is the ratio, expressed as a percentage, which the specific product accounted for in recovery plus residues bears to the corresponding product called for by, the mine’s measuring methods. The following equation is used to calculate the mine call factor:

Mine Call Factor = Mineral content accounted for from OR blocks worked (Recovery + Residue) x 100%
                                         Mineral content of OR blocks worked based on current sampling

The mine call factor for the MWS tailings dumps were determined by taking the grades and content as forecasted in the Datamine Mineral Resource models and comparing it to the actual grades and content as measured at the plant.

Mining has been taking place on the Buffels 2 tailings dam since December 2007. The historical data indicates a positive Mine Call factor for the Buffels 2 tailings dam of around 106.6% .

The content in the LoM plan has therefore been adjusted by adding an additional 6.6% to the gold content. The positive mine call factor can be attributed to the tolerance levels as used when the Resources are estimated. This means that the Resources have been effectively under estimated by around 6.6% .

The historical data also indicated a negative Uranium Oxide MCF of around 94.68% for the Buffels 2 dam. This factor has been applied to the Resources in the LoM plan to correct the Uranium Oxide content that will ultimately be converted to Reserves.

Mining has been taking place on the Buffels 4 tailings dam since August 2009.

The historical data indicates a positive Gold MCF for the Buffels 4 tailings dam of around 107.65% . The content in the LoM plan has therefore been adjusted by adding an additional 7.65% to the gold content. This means that the Resources have been effectively under estimated by around 7.65% .

The historical data also indicated a negative Uranium Oxide mine call factor of around 94.30% for the Buffels 4 dam. This factor has been applied to the Mineral Resources in the LoM plan to correct the Uranium Oxide content that will ultimately be converted to Mineral Reserves.

Based on the historical information from the Buffels 2 and Buffels 4 tailings dams, the MWS assumption is that the expected MCF for all the other tailings dams will be estimated at 106% for Gold and 94% for Uranium Oxide. The authors of the Mine Waste Report are of the opinion that this is a fair and reasonable assumption.

Tonnage Discrepancy Factor

Tonnage Discrepancy is the difference between the tonnage sent to the surface sorting plant as calculated by the surveyor, and that accounted for by the reduction officer (sometimes expressed as a percentage of tons milled or of tons hoisted). The discrepancy is known as a shortfall when the surveyor’s calculated tonnage is less than the tonnage accounted for by the reduction officer. The discrepancy is known as an excess when the surveyor’s calculated tonnage is greater than the tonnage accounted for by the reduction officer. In the case of MWS, the definition would relate to the material reporting to the processing plant and tonnage as accounted for by the metal accounting process.

The same historical information was used to determine the tonnage discrepancies that were observed between the tonnes delivered to the plant and the actual tonnes mined (surveyed). In both dams this tonnage discrepancy was negative and this is attributed to the fixed densities that are used in the estimation of the dams, whereas the actual densities are variable.

A tonnage discrepancy factor of -3.1% has been applied to the Buffels 2 tonnes and have therefore reduced the tonnes in the LoM plan by 3.1% .

A tonnage discrepancy factor of -4.36% has been applied to the Buffets 4 tonnes and have therefore reduced the tonnes in the LoM plan by 4.36% ..

Based on the historical information from the Buffets 2 and Buffets 4 tailings dams, the authors of the Mine Waste Report have made a fair and reasonable assumption that the expected Tonnage Discrepancy Factor for all the other tailings dams will also be in the region of -3%.

All factors as detailed in the table above have been applied to the Mineral Resources to reflect the adjusted tonnage and grades in the LoM plan. The overall conclusion is that the tonnes on all the dams decreased by an average of 3%, the Gold content increased by an average of 6% and the Uranium Oxide content decreased by an average of 6%.

All Inferred Mineral Resources have been discounted from the LoM plan in this section as only Measured Mineral Resources may be converted to Proven Mineral Reserves and Indicated Mineral Resources to Probable Mineral Reserves.

Mineral Reserve Reconciliation

The previous Mineral Reserves were prepared by the authors of the Mine Waste Report and stated in March 2008. Table C39 and Table C40 details the Mineral Reserve reconciliation.

Table C39: Mineral Reserve Reconciliation – Gold99

	2010 Mineral Reserves			2008 Mineral Reserves			Variance Analysis Mineral Resource to Mineral Reserve
Mineral Resource	Tonnes	Gold		Tonnes	Gold		Tonnage Variance		Grade Variance		Content Variance
	(Mt)	Grade (g/t)	Content (Tonnes)	(Mt)	Grade (g/t)	Content (Tonnes)	(Mt)	(%)	(g/t)	(%)	(Tonnes)	(%)
Buffels 2	10.380	0.411	4.266	23.200	0.360	8.300	-12.82	-55%	0.051	14%	-4.0	-49%
Buffels 3	29.058	0.387	11.245	24.900	0.350	8.700	4.16	17%	0.037	11%	2.5	29%
Buffels 4	11.602	0.351	4.072	14.100	0.370	5.300	-2.50	-18%	-0.019	-5%	-1.2	-23%
Harties 1	80.679	0.262	21.138				80.68	100%	0.262	100%	21.1	100%
Harties 2	32.323	0.208	6.723				32.32	100%	0.208	100%	6.7	100%
Harties 5	22.203	0.214	4.751	23.900	0.210	5.100	-1.70	-7%	0.004	2%	-0.3	-7%
Harties 6	9.758	0.232	2.264	13.300	0.200	2.600	-3.54	-27%	0.032	16%	-0.3	-13%
Total Proven	196.003	0.278	54.459	99.400	0.300	30.000	96.60	97%	-0.022	-7%	24.5	82%
Buffels 5	37.738	0.276	10.416	47.600	0.240	11.200	-9.86	-21%	0.036	15%	-0.8	-7%
Harties 7	1.255	0.292	0.366	1.300	0.270	0.300	-0.05	-3%	0.022	8%	0.1	22%
NKGE	0.865	0.595	0.515	1.200	0.500	0.600	-0.34	-28%	0.095	19%	-0.1	-14%
MWS 4	26.004	0.250	6.501	17.400	0.280	4.900	8.60	49%	-0.030	-11%	1.6	33%
MWS 5	60.896	0.295	17.964	40.300	0.310	12.500	20.60	51%	-0.015	-5%	5.5	44%
Total Probable	126.758	0.282	35.762	226.000	0.270	60.400	-99.24	-44%	0.012	4%	-24.6	-41%
Total P&P	322.761	0.280	90.221	325.400	0.280	90.400	-2.64	-1%	-0.000	0%	-0.2	0%

Table C40: Mineral Reserve Reconciliation – Uranium Oxide

	2010 Mineral Reserves			2008 Mineral Reserves			Variance Analysis Mineral Resource to Mineral Reserve
Mineral Resource	Tonnes	Uranium		Tonnes	Uranium		Tonnage Variance		Grade Variance		Content Variance
	(Mt)	Grade (kg/t)	Content (Tonnes)	(Mt)	Model Grade (kg/t)	Content (Tonnes)	(Mt)	(%)	(kg/t)	(%)	(Tonnes)	(%)
Buffels 2	10.380	0.085	880.1	23.200	0.090	2090.0	-12.82	-55%	-0.005	-6%	-1,209.9	-58%
Buffels 3	29.058	0.096	2798.9	24.900	0.100	2466.0	4.16	17%	-0.004	-4%	332.9	13%
Buffels 4	11.602	0.093	1077.9	14.100	0.100	1439.0	-2.50	-18%	-0.007	-7%	-361.1	-25%
Harties 1	80.679	0.065	5261.8				80.68	100%	0.065	100%	5,261.8	100%
Harties 2	32.323	0.067	2167.9				32.32	100%	0.067	100%	2,167.9	100%
Harties 5	22.203	0.065	1438.7	23.900	0.060	1479.0	-1.70	-7%	0.005	8%	-40.3	-3%
Harties 6	9.758	0.068	660.0	13.300	0.060	839.0	-3.54	-27%	0.008	13%	-179.0	-21%
Total Proven	196.003	0.073	14285.3	99.400	0.080	15158.6	96.60	97%	-0.007	-9%	-873.3	-6%
Buffels 5	37.738	0.066	2500.4	47.600	0.060	3001.0	-9.86	-21%	0.006	10%	-500.6	-17%
Harties 7	1.255	0.158	198.9	1.300	0.160	211.0	-0.05	-3%	-0.002	-1%	-12.1	-6%
NKGE	0.865	0.176	152.4	1.200	0.180	214.0	-0.34	-28%	-0.004	-2%	-61.6	-29%
MWS 4	26.004	0.097	2519.2	17.400	0.130	2322.0	8.60	49%	-0.033	-25%	197.2	8%
MWS 5	60.896	0.086	5210.7	40.300	0.090	3543.0	20.60	51%	-0.004	-5%	1,667.7	47%
Total Probable	126.758	0.083	10581.6	226.000	0.070	16529.0	-99.24	-44%	0.013	19%	-5,947.4	-36%
Total P&P	322.761	0.077	24866.9	325.400	0.080	24842.0	-2.64	-1%	-0.003	-4%	24.9	0%

The current LoM plan is subject to the final IWULA approval before deposition into the LoM TSF could commence. The LoM plan was developed to incorporate the anticipated IWULA approval date, and six months have been allowed for the construction of this LoM TSF.

Should the approval be subject to any delays or further approval issues, the LoM plan will have to be amended and the Mineral Reserves subsequently be adjusted.

No known factors affect the Mineral Resources.

The level of confidence pertaining to the operating cost estimates and the anticipated recoveries of the Pressure Leach were found to be of a lower level than Pre-Feasibility. For this reason the Mineral Reserves may be materially influenced should the recoveries be lower than anticipated. A higher operating cost will have a direct influence on the viability of the Mine Waste Project.

The stated Mineral Reserves in the life of mine plan were used in the calculation of the discounted cashflow. Only Measured and Indicated Mineral Resources as reflected in Table B21 were converted to Proved and Probable Mineral Reserves and only Proved and Probable Mineral Reserves were used in the Economic Analysis of the Mine Waste Project.

No inferred Mineral Resources were used in the Economic Analysis.

All the respective Tailings Dams have shown a positive cash flow over the life of the Mine Waste Project and therefore all Measured Mineral Resources and all Indicated Mineral resources were converted to Mineral Reserves.

The gold and uranium oxide Mineral Resources and Mineral Reserves were stated individually and were not stated as metal equivalents.

Other Relevant Data and Information (The Mine Waste Project)

Risk Assessment

Risk Assessment Methodology

The assessment was guided by the SAMREC Code (2007). All items were critically reviewed and assessed using the risk severity criteria shown below. The criteria were then weighted to give an overall risk score. These individual scores are then highlighted into three categories, viz;

•	Green – Low Risk (score less than 1);

•	Orange – Medium Risk (score greater than 1 but less than 2.5); and

•	Red – High Risk (score greater than 2.5).

Higher risk factors for this Mine Waste Project are Pressure Leach Reactor Performance, Economics, Flotation Concentrate Quality, Uranium Plant Performance and Pipeline Leakages.

The Mineral and Petroleum Resources Royalty Act

The Mineral and Petroleum Resources Royalty Act came into effect on the March 1, 2010. The Mineral and Petroleum Resources Royalty Act gives effect to the MPRDA which requires that compensation be given to the State (South Africa) (as custodian) of the country’s Mining and Petroleum Resources to the country’s “permanent loss of non-renewable resource”. The Act distinguishes between refined and unrefined Mineral Resources, where refined minerals have been refined beyond a condition specified by the Act, an unrefined materials have undergone limited beneficiation as specified by the Act.

The royalty is determined by multiplying the Gross sales value of the extractor in respect of that Mineral Resource in a specified year by the percentage determined in accordance with the royalty formula. Both operating and capital expenditure incurred is deductable for the determination of EBIT.

For Refined Mineral Resources is a follows:

Royalty Rate = 0.5+	EBIT	X 100
Gross Sales (refined) x 12.5

The maximum percentage for refined Mineral Resources is 5%.

For Unrefined Mineral Resources:

Royalty Rate = 0.5+	EBIT	X 100
Gross Sales (refined) x 9

The maximum percentage for Unrefined Mineral Resources is 7%.

Interpretation and Conclusions (The Mine Waste Project)

The authors of the Mine Waste Report reviewed all the information and made the following observations:

•

4.7 Mt of additional material deposited on MWS 5 declared in August 2007 was upgraded to the indicated Mineral Resource category as the survey information and the complete plant tailings grades records have been made available and were used;

•	The Harties 1 and Harties 2 slimes dams were upgraded from the Indicated to the Measured Mineral Resource category due to the additional drilling carried out;

•

The MWS TSFs represent gold, uranium oxide and available sulphide Mineral Resources that could readily be brought to account. The drilling and survey data has resulted in the Mineral Resources estimates to be updated as 201.7 million Measured tonnes at 0.25 g/t Au and 0.075 g/t U3O8, 131.5 million Indicated tonnes at 0.26 g/t Au and 0.086 g/t U3O8 and 16.5 million inferred tonnes at 0.31 g/t and 0.099 g/t U3O8;

•	The current LoM plan is based on certain assumptions pertaining to the finalisation of permitting issues related to the LoM TSF and the construction of the LoM TSF;

•	Should any of the above mentioned factors be delayed for whatever reason, the current LoM plan will be directly influenced;

•	A large part of the inputs in the financial model is based on data obtained from the existing operations which gives the output a high level of confidence for these specific areas.

•

The Payment of Government royalties came into effect on 1 March 2010 and the application is still a grey area. The royalty formula in the DCF was treated under the same assumptions as used in the calculation of tax on gold mines where income derived from other metals is taxed according to the gold formula. The refined mineral formula was therefore used until more clarity is received from SARS.

•

The authors of the Mine Waste Report used a real discount rate of 8% in the DCF, based on a nominal discount rate of 14.87%; the hurdle rate received from MWS. They perceived this as a reasonable rate considering that mining and the gold plant is already in operation.

•

After taking into consideration the impact of the delayed LoM TSF situation, the undiscounted after- tax real cash flow total ZAR4,008 million over the mine life for the operation on a stand-alone basis. The Mine Waste Project shows a positive NPV, based on real cash flows of ZAR2,015 million

•	Peak funding requirement of ZAR685 million is expected in month 17 (May 2011).

•	The operation is sensitive for commodity and exchange rate changes and feed grades. However the sensitivity analysis shows that the operation is robust.

Recommendations (The Mine Waste Project)

The authors of the Mine Waste Report recommend the following regarding the Mine Waste Project:

•

In terms of Mineral Resource estimation, the authors of the Mine Waste Report are of the opinion that the bottom of the dam should also be supplied by the surveyor as a wireframe surface in the same manner as the top. The bottom should be the actual topography surface prior to the deposition of the dam. The volumes calculated by the authors of the Mine Waste Report and MWS will thus relate to approximately 100% and thus eliminate volume differences, and result in conclusive Mineral Resource volumes;

•

The authors of the Mine Waste Report are of the opinion that the additional material being deposited onto the MSW 5 TSF be classified as an Indicated Mineral Resource by virtue of the fact that the volume, location and grade of the materials are known. The only unknown is the grade distribution which thus restricts the Mineral Resource to Indicated.

•

Uncertainty exists in the industry and South African Revenue Services (“SARS”) exists with regard to the correct application of the royalty rate formula on some multi product companies, but SARS is open for discussion on the royalty formula application on a company basis. It is recommended that the correct application is followed up with SARS.

Cognisance should be taken of three major risks are associated with the Mine Waste Project:

1.	An integrated water use licence is currently outstanding. This will need to be obtained in order to continue with reprocessing operations in the future;

2.	Further testwork is required to improve confidence in the efficiency of the Pressure Leach Reactor and resulting gold and uranium recoveries obtainable; and

3.	Commodity price fluctuations may have a significant effect on operations and therefore revenue generation.

Additional Requirements on Development Properties and Production Properties (The Mine Waste Project)

Current Operations – Mining Method

The tailings are recovered using a number of monitoring guns situated in strategic pre-determined positions. The reclamation process utilises the monitoring guns to deliver water at pressure, typically 30 bar, to the gun. The tailings are then effectively hydraulically monitored from the bench high wall by the pressurised water from the monitoring guns. These guns can be positioned to mine the selected bench in a top-to-bottom or bottom-to-top fashion. Bench heights are basically constrained by the force delivered from the gun nozzle. With sufficient pressure, bench heights of up to 25 m can be managed, with 12 to 16 m benches being the norm.

On the MWS operation, the bench heights are sometimes constrained by hard set layers within the dump. This means that typical bench heights of 8-10 m are created as the monitoring guns cannot blast through these hard set layers. The hard set layer itself is broken up, by either an undermining and “induced” layer collapse method or by excavators fitted with customised buckets enabling attrition of the hard set layer, improving subsequent hydraulic monitoring potential. The hard set layers are not necessarily the only constraint on the dams however the occurrence of hard set layers are often only present in isolated geographical locations.

On the Buffels 2 dam, tailings deposition from the previous Uranium Oxide Plant created a substantial volume of organic-clay present in the dump. When reclaiming this clay material reclaimed volumes generally reduce compared to mining of clean slime. The undermining method or mechanical attrition (excavator or bulldozer or combination of both) are the most effective means of dealing with the clay at the mining bench. In stream handling of organic clay is being dealt with through various attritioning devices successfully.

Four banks of four 225 kW pumps connected in series supplies high pressure water to the different monitors in operation.

Four pumps supply water to a single monitor; this means that up to four monitor guns can be operated at any given time. Water from the high pressure pump station is supplied at 40 bar via a network of 450 mm flanged pipes installed around the edge of the dam. From the 450 mm pipes water is supplied to the various working monitors using 250 m flanged pipes, which in turn are connected to 9 m lengths of 100 mm Victaulic pipes or high pressure flexible hosing to the monitors.

Washed slimes from the benches are gravity fed in trenches to a collection point from where it is screened and then pumped to the treatment plant. The trenches are formed naturally as the slimes gravitate from the benches to the collection points, at times excavators are used to create new trenches ensuring that the slime flows to the collection points via the shortest possible route as gravity permits. Slimes from the northeast part of Buffels Dam 2 will gravitate to a satellite pump station from where the slime will be pumped to the main pump station.

Mining Extraction Strategy

Strategy

The basic mining strategy was to optimise the cash flow by mining the highest Gold grade dams first. The mining schedule has therefore been optimised for gold. Uranium grade distribution displays low variability and depletion scheduling based on gold or uranium equivalent grades would not alter the mining strategy as gold is currently the main value driver per in situ tonne.

Mining Phases

The various MWS tailings dams have been split into three Mine Waste Project phases known as Phase1a, Phase1b and Phase2. The implementation of the various plants is the driving force behind the scheduling and timing of these phases.

Phase 1A consists of a 633,000 tpm gold plant. All the dams that are part of Phase 1A are mined/planned at 633,000 tpm. Phase 1A is the start-up phase of the Mine Waste Project and commenced with the mining and processing of the Buffels 2 dam in December 2007.

Phase 1B gold plant commenced during August 2009. The Phase 1B gold plant was completed and commissioned in August 2009 and mining followed suit. The Phase 1 B plant was designed to handle 650,000 tpm, which is a slight upgrade from the 633,000 tpm from the Phase 1A gold plant.

The Phase 2 gold plant is set to be constructed, commissioned and operational by 1 May 2011. The Phase 2 plant will also have a capacity of 650,000 tpm. When the Phase 2 gold plant is commissioned, the MWS operation will have the capacity to process a total of approximately 1.933 Mt.

The implementation of these phases are directly related to the implementation of the processing plants and the assumption that the LoM TSF permitting issues have been sorted and the reconstruction of the LoM TSF can commence during November 2010.

The current LoM plan is set out so that the Buffels 2 tailings dam will continue operating at its current production rate. The Buffels 4 dam will continue mining from January 2010 up to end March 2010. The Buffels 4 dam will then be stopped and will only be used to sustain the production rate of Buffels 2 dam once the mining starts tapering off on Buffels 2 dam. The reason for the stoppage of the Buffels 4 dam is the fact that the LoM TSF will only be completed and ready for deposition during May 2011. The current tails from the Phase 1A gold plant is deposited on the MWS 5 dam, and the MWS 5 dam cannot accommodate the 1.283 Mt from both gold plants for an extended period of time.

The additional two gold plants (Phases 1B and 2) will commence from 1 May 2011 and will maintain full production until the end of the LoM. This is subject to the reconstruction of the LoM TSF commencing November 2010 and assumes that it will take six months to complete.

Mine Design

Mine Design Criteria

The following table lists the basic mine design criteria for the MWS operations. All of the design criteria have been determined and fixed by MWS and the mining contractor and have been accepted by the authors of the Mine Waste Report.

Table C45: Mine Design Criteria

Parameter	Value	Comments
Mining Bench Height	6 m to 18 m	Dependant on hard set layers and nature of slime
Bench Leads and Lags	30 m to 50 m	Dependant on gun positions and safe and practical mining distances between gun operators
Face Angle	403 to 453	–
Mining Rate	633,000 tpm to 650,000 tpm	Before any plant efficiencies, and unplanned stoppages (typically 95% of maximum)
Mining Density	1.42 t/m3	Fixed density is applied to mining volumes

Life of Mine Planning Pay Limit

The pay limit that was calculated for the MWS tailings dams, have been stated as a Gold Equivalent pay limit. A pay limit was calculated for each of the individual dams as the operating costs vary from dam to dam. The inputs used in the pay limit calculation are as follows:-

•	Gold Price of US$751/oz;

•	Uranium Oxide Price of 123 US$/kg;

•	Exchange Rate of ZAR8.99/US$;

•	MCF of 106% for Gold;

•	MCF of 94% for Uranium Oxide;

•	Tonnage Discrepancy Factor of -3%;

•	Plant Recovery Factor (“PRF”) for Gold of 65%; and

•	PRF for Uranium Oxide of 26%.

The total life of mine for the Mine Waste Project will stretch over a period of 16 years from January 2010 up to August 2025. A steady production of around 22 million tonnes per year will be maintained over the life of the Mine Waste Project.

An average gold grade of 0.280 g/t will be mined over the life of the Mine Waste Project. The initial six years mining will be above the average Gold grade, whereas the remaining years will be below the average Gold grade.

Uranium oxide grades are relatively smooth over the life of the Mine Waste Project, varying between 0.09 kg/t and 0.65 kg/t.

The original Chemwes plant has treated between 480,000 and 632,000 tpm from March 2008 to February 2010. During August 2009 the new Phase 1B CIL circuit was successfully commissioned and up to 680,000 tpm has been treated in this circuit.

Mine Waste Project Progress

The Mine Waste Project is divided into four discrete phases as shown in Figure B43.

The original MWS plant which has been modified to a simple CIL circuit with some enhancements in elutions and carbon management.

The new CIL circuit designed and project managed by MDM engineering. The CIL circuit is completed barring minor modifications and enhancements. The flotation circuit is partly installed; a second flotation module will treat the feed material to the Phase 1A circuit. The construction of the uranium plant with a capacity of 135,000 tpm is close to completion.

This phase includes an additional 650,000 tpm CIL circuit similar to Phase 1B and contains its own infrastructure for gold recovery. There is also a 3rd flotation module designed to treat the full stream.

This Uranium Pressure Leach phase comprises of a 5,700 m pipe reactor which is designed to leach flotation concentrate under pressure and oxidizing conditions in order to liberate sulphuric acid which leaches the uranium contained in the sulphide minerals. The pipe reactor will operate in series with the atmospheric leaching circuit. The pipe reactor will discharge into the uranium atmospheric leach circuit under controlled conditions the leached product from the pipe reactor acts as a source of acid, heat and oxidizing reagents which will replace expensive chemicals and coal at the Uranium plant. Although this is not a novel process significant work is still required to firm up the design and operating conditions and control. Pilot testwork will be required to prove the operating performance as well as generation of the chemicals and heat required in the atmospheric leaching circuit.

Gold Plant Costs

The costs of ZAR18/t for gold production and ZAR1.56 for tailings deposition are in line with the current operation and also compare favourably with similar benchmarks. Reagent and consumable costs make up ZAR8.0/t of the total processing costs.

Flotation Costs

A flotation cost of ZAR4.39/reclaimed tonne is realistic and comprises mainly reagents and power.

Uranium Plant Costs

Uranium plant costs are based on concentrate tons treated and this in turn is dependent on the mass pull. The planning is based on 7% till March 2013 and this equates to an average of 128,000 tpm of concentrate feed to the uranium plant. This increases to 8% when the pressure leach comes on line and equates to 148,000 tpm. This exceeds the plant design capacity of 135,000 tpm, however plant designs typically have surplus capacity built into them and the expectation to process incremental tons against the design is not unrealistic and is commonly achieved in other plants within the mining industry. The operating costs are ZAR163/t treated and this reduces to ZAR112/t when the pressure leach pipe reactor is in operation.

The majority of costs are associated with chemicals and coal, hence the motivation to include pressure leaching later. The phasing in of the pressure leaching system should reduce the overall uranium plant cost to ZAR112/t but additional work will be required to confirm this. The reduction is due to reduction in main chemicals such as sulphuric acid, lime, pyrolusite (oxidant) and coal. The pipe reactor produces acid and the oxidant necessary for atmospheric, oxygen consumption however is a major consumable in pressure leaching. There are some risks in the process design and operation but this will be tested and optimized as time goes on.

Technical Issues

Gold Plant Circuit

The gold plant circuit is straight forward and some improvements have been made to the elution circuit. The operation of the original MWS plant has also given the Management and operating team significant expertise to resolve minor operational issues that have been identified during the commissioning of the new plant.

Uranium Plant (Atmospheric Leach)

The Uranium plant design is similar to the Ezulwini uranium plant. Various improvements are being included in the MWS plant following lessons learnt from the Ezulwini plant commissioning and operation. The treatment of flotation concentrates will depend on the quality of the product which is affected by the flotation yield and material from the dumps.

Uranium Plant (Pressure Oxidation Leach - POX)

Various tests have been performed on flotation concentrate using pressure leaching by Mintek as well as SGS Lakefield. Pressure leach by means of a pipe reactor has been tested for many years but is not used widely for uranium acid leaching.

The operation of the pipe reactor has a major impact on the value of the Mine Waste Project due to the reduction in operating costs and enhancement in uranium and gold recoveries and can therefore be a risk to the Mine Waste Project. The technology has been shown to be valid in a laboratory environment but requires significant engineering input to firm up of operating parameters, materials of construction and operating philosophy.

Some of the key environmental issues at the plants are discussed.

Although First Uranium are not signatories to the International Cyanide management Institute provision has been for cyanide Detoxification (Detox) prior being pumped to the LoM TSF which should resume construction in the near future.

The specification of <50 ppm weak acid dissociated (“WAD”) cyanide has been accepted by the company. Provision has been made for the detoxification of the tailings leaving the plant in order to reduce the cyanide WAD in the pulp from an expected 90 ppm to below 50 ppm.

MWS have reviewed the alternatives for cyanide destruction which include:-

1.	The Sherrit process which uses sulphur dioxide gas and copper sulphate; and

2.	The hydrogen peroxide route which uses hydrogen peroxide and copper sulphate.

MWS have opted for the latter process and have made provision for an operating cost of ZAR1.50/t of feed as soon as the new tailings storage facility is commissioned.

Markets

Gold Market

Demand for gold waned as stability in equity markets returned, and the volume of total identifiable gold demand during 2009 decreased by 11% on 2008 levels at 3,385.8 t. Tonnage demand in Q4 2009 was down 24% on Q4 2008, equivalent to a 5% rise in US$ value terms. A comparison of Q4 2009 demand against Q4 2008 shows that the only sectors to enjoy positive growth were industrial and dental demand (11%). Jewellery demand declined 8% due to higher prices. Identifiable investment declined 50% relative to an exceptionally strong Q4 2008.

Gold supply in 2009 was up 11% on the levels of 2008. The single biggest contributor was recycling activity, with mine production and de-hedging also making a sizeable positive contribution. These positive influences were partly offset by a significant reduction in net official sector sales, which totalled just 44 tonnes in 2009 compared with an average of 444 tonnes over the five years to 2008. The annual increase in gold supply in 2009 was centred on Q1. A sharp fall in recycling activity and net buying in the official sector led to a significant reduction in supply in Q2, while higher levels of producer de-hedging had the primary dampening effect on supply in Q3.

Conditions on the supply side are also generally price supportive.

The US$ gold price in 2009, at an average of US$972.35/oz, was up 12% on the price of US$871.96/oz recorded in 2008. In Q4, the gold price averaged US$1,099.63/oz, up 38% on the levels of Q4 2008. This price was driven upwards on the back of uncertain equity market performance during the first half of 2009 and a weakening US$ against other currencies.

The outlook for 2010 remains positive with gold finding a strong support level at US$1,000/oz, an unthinkable level for the metal a few years ago. Western investment demand remains underpinned in a still uncertain economic climate and potential inflation environment should economic growth accelerates.

The following paragraph is provided by Premier Royalty in order to update the information with respect to gold prices:

The US$ gold price year-to-date in 2012, at an average of US$1,640.23/oz, was up 4.3% on the price of US$1,572.86/oz recorded in 2011. In Q2 2012, the gold price averaged US$1,611.88/oz, up 6.8% on the levels of Q2 2011. This price was driven upwards on the back of uncertain equity market performance during the first half of 2012, Eurozone sovereign debt concerns and expectations regarding U.S. monetary stimulus.

Uranium Market

The Uranium spot price has moved down sharply since its peak in mid 2007. For some of the Western Country utility companies, the credit crunch brought about changes in planning and some of the companies had to reassess plans. For companies in these regions, that will rely more on capital raised through the traditional debt and equity financing arrangements, it will be more difficult to move forward. A slower rate for new build reactors may result in slower demand increases in the West, especially if growth adversely affects projected long term growth rates. Despite the bleaker Western World outlook, China, India, Russia and South Korea are still planning large increases in their respective nuclear capacities. China, India, Russia, Japan, and France are aggressively securing promising uranium deposits in many parts of the world now, mainly in Africa, Asia and Australia. So far, nuclear power production is quite low in both China and India, but they intend to massively expand it, while their known domestic uranium resources are only inferior.

About 60% of the world’s production of uranium from mines is from Canada, Australia and Kazakhstan. After a decade of falling mine production to 1993, output of uranium has generally risen since then and now meets 67% of demand for power generation. Canada produces the largest share of uranium from mines (20.5% of world supply from mines), followed by Kazakhstan (19.4%) and Australia (19.2%) . Estimated worldwide uranium production from mines was 43,853 t (51,716 t U3O8) in 2008, a 6.2% increase over 2007. Significant increases in the Uranium production is expected to emanate from Kazakhstan. In 2009, Kazakhstan became the largest uranium producing country in the world, announcing its annual total production would reach approximately 36.1 million pounds U3O8 (16,374 t).

The short term trading range for uranium is expected to move between US$38/lb to US$55/lb with most of forecasters lowering their short term target range. The prospect for price recovery improves somewhat in the longer term with most of the analysts looking towards a US$10/lb increase, trading in a range of US$43/lb to US$65/lb in 2011 to 2012.

Contracts

As of the date of the Mine Waste Report, Toll Treatment Agreement exists NUFCOR and First Uranium. The agreement records the terms and conditions upon which:

•	NUFCOR will collect and transport the ADU from the First Uranium Operation to the NUFCOR Works;

•	dry and calcine ADU to produce UOC;

•	package and store;

•	return the Ammonium Sulphate Solution from NUFCOR Works to the First Uranium Works;

•	the transport and ship of UOC to the Converters on behalf of First Uranium); and

•	build Stream 3, which will be the calcining stream at the NUFCOR Works, with a maximum installed capacity of 2,700 tpa UOC that will be used non-exclusively to treat First Uranium material.

The Toll Treatment Agreement commenced on 3 September 2007 and shall, subject to any earlier termination in terms of this agreement, continue indefinitely thereafter for so long as mining operations are conducted at the First Uranium Works by First Uranium. According to the agreement, the U3O8 content in the ADU delivered to NUFCOR will be >30% and <38%.

Traxys Agency Agreement

FIU entered into an Agency Agreement with Traxys North America, LLC (“Traxys”) commencing August 29, 2008, valid for 18 months whereafter the agreement is renewed for six month periods.

Under this agreement, Traxys is responsible for marketing of uranium produced from the MWS operations.

Shared Service Agreement

Simmers and First Uranium are parties to a shared services agreement pursuant to which Simmers shall provide to First Uranium and/or its subsidiaries, the following services, as required by First Uranium and/or its subsidiaries:-

•	Project management and technical services;

•	Cash management and investment services;

•	Accounting, treasury and financial services;

•	Corporate secretarial services;

•	Human resource and staffing services, including payroll and benefits administration; and

•	Such other services as may be required by First Uranium and which Simmers is able and willing to provide.

An amount of ZAR15 million per annum was allowed for shared services

Tailings and Mining Rights Agreements

BGM Royalty

FIU changed its plans for MWS such that the historical and future tailings from the Buffelsfontein underground mine would be transported to the Chemwes site and processed through the existing gold plant, and subject to their commissioning, through the planned uranium recovery plant and additional gold recovery facilities. The site, plant and related facilities are owned by Chemwes. The Buffelsfontein Tailings and Rights Agreement was terminated and a new agreement (the “Tailings and Rights Agreement”) was entered into between MWS, BGML and Simmers, and subsequently replaced by an agreement between Chemwes, Simmers and BGML, that reflects the change in plans, on terms materially similar to the original agreement. Chemwes has also agreed to pay to First Uranium South Africa (“FUSA”) the amounts due to Simmers by FUSA under the Aberdeen Arrangement (defined below). Chemwes has also indemnified BGML against any tax liability incurred by BGML from the sale of the Buffelsfontein Tailings Mining Right, on the basis that Chemwes has no liability unless the amount of any claim exceeds US$2 million and then only in respect of any amounts in excess of US$2 million.

BGML is entitled to a 1% royalty plus value-added tax of the gross revenue earned by Chemwes from the sale of uranium, gold, and any other minerals recovered from the processing of the tailings acquired from BGML pursuant to the Buffelsfontein Tailings Mining Right Agreement and the current arisings from the BGM underground mine (collectively the “Buffelsfontein Tailings”).

Aberdeen Royalty

A loan agreement (the “Aberdeen Loan Agreement”) was entered into by Simmers with Aberdeen dated March 30, 2006 pursuant to which Aberdeen provided to Simmers a loan facility in the amount of US$10 million in respect of the financing of Simmers’ acquisition of BGML and the BGM. As part of the consideration for the facility, Simmers granted to Aberdeen an NSR royalty on all of the gold assets held by Simmers through BGML. The royalty as determined in the Aberdeen Loan Agreement is applicable to any gold produced by MWS from tailings acquired from BGML pursuant to the Buffelsfontein Tailings and Rights Agreement. Under the terms of the Aberdeen Loan Agreement, Aberdeen exercised its option to convert the loan of US$10 million into Simmers equity at R0.80 per Simmers share. This conversion, which required the approval of Simmers’ shareholders, was rejected by a majority of the shareholders represented at the general meeting of shareholders held on February 16, 2009. Consequently, pursuant to the Aberdeen Loan Agreement, Aberdeen was entitled to a 1.0% NSR royalty in perpetuity on gold produced from properties held by BGML, including the Buffelsfontein Tailings. (This royalty is the Buffelsfontein Royalty aquired by Premier Royalty.)

On December 20, 2006, FUSA, Simmers and Aberdeen entered into an arrangement (the “Aberdeen Arrangement”) pursuant to which:

i.	Simmers confirmed that it will pay to Aberdeen the amount of any royalty owing to Aberdeen under the Aberdeen Loan Agreement in respect of gold produced from the Buffelsfontein Tailings; and

ii.

FUSA confirmed that it will pay to Simmers, immediately prior to any payment contemplated in (i) above, an amount equal to the amount of any royalty payment to be made by Simmers to Aberdeen in respect of gold produced from the Buffelsfontein Tailings.

In connection with the Buffelsfontein Tailings and Mining Right Agreement, Chemwes agreed to honour FUSA’s obligations under the Aberdeen Arrangement and pay such amounts to Simmers.

Gold Wheaton Gold Purchase Agreement

Chemwes, as guaranteed by FIU, entered into a gold purchase agreement (the “Gold Wheaton Agreement”) on November 28, 2008 which closed as of December 12, 2008 providing for the sale to Gold Wheaton (Barbados) Corporation (“Gold Wheaton”) of 25% of the LoM gold production from the MWS tailings recovery operation, subject to a minimum of 20,000 oz of gold in 2009. Chemwes received US$125 million upfront payment and will at an ongoing payment for each ounce of gold delivered under the Gold Wheaton Agreement equal to the lesser of US$400 per ounce and the prevailing spot price (subject to an annual inflation adjustment of 1%, starting in the fourth year after the First Payment).

A first priority special notarial bond on certain of the MWS tailings dams has been registered in favour of Gold Wheaton.

Pursuant to the Gold Wheaton Agreement, the date of construction completion of the third module to be no later than June 1, 2010 (the “Construction Completion Date”), and Chemwes must subsequently satisfy the following Technical Completion Test for gold treatment:

i.

Chemwes will reach Steady-State Production (defined as consistent production over 3 consecutive months where tonnage treated is within 85% of 1,933,000 tpm) within six months of the Construction Completion Date; and

ii.

During the 90 day period (the Relevant Period) following the date that MWS reaches Steady-State Production, Chemwes must fully achieve certain key criteria as set out in the Gold Wheaton Agreement. The Relevant Period must be concluded within nine months following the Construction Completion Date.

If Chemwes does not satisfy the Technical Completion Test, Gold Wheaton will be entitled to a refund of a portion of the upfront payment based on the actual performance compared to the planned performance of MWS as set out in the March 2008 Technical Report.

If construction of the third module is not completed by June 1, 2010, at Gold Wheaton’s election, Chemwes will refund to Gold Wheaton a penalty of US$42 million. However, if Chemwes completes construction and fully satisfies the Technical Completion Test within one year or two years of the election, Gold Wheaton will repay Chemwes US$30 million or US$20 million, respectively.

Gold Wheaton has the right of first refusal (ROFR) on future gold sales transactions that might be considered by First Uranium for the Ezulwini Mine and MWS.

On March 12, 2010, FIU, Gold Wheaton Gold Corporation (parent company of Gold Wheaton) and Simmers entered into a heads of agreement (the “HOA”) providing for among other things a settlement of part the US$42 million completion penalty for 14 million common shares of FIU and a commitment to complete construction of the third gold plant module and satisfaction of the technical completion tests prior to September 1, 2011. In the event that the construction and tests are not met by such date a US$1.5 million payment shall be payable by First Uranium to Gold Wheaton on the first day of each of September, October, November and December 2011 unless such tests have been met prior to such date. In the event that these commitments to construction and technical completion are not met prior to December 1, 2011, a remaining penalty of US$30 million will be payable. The completion of the transactions contemplated in the HOA is subject to the approval of the Toronto Stock Exchange, all other necessary regulatory approvals and the settlement of definitive documentation.

Environmental Considerations

Environmental Trust Fund

Regulations 53 and 54 of the MPRDA require of the holder of the Mining Right to provide financial provision for rehabilitation and closure of a mining operation by implementing one or more of the following mechanisms in order to cover the total quantum of rehabilitation and remediation of environmental impacts and damage as well as final closure:

•	Approved dedicated trust fund;

•	Financial guarantee from a South African registered bank or any other approved financial institution;

•	Cash deposit to be deposited at the office of the Regional Manager; and

•	Any other manner determined by the Minister of Water and Environmental Affairs.

Total liability of MWS for premature closure was calculated in October of 2009 as ZAR318.565 million. This estimate included the cost associated with the final rehabilitation of the new LoM TSF as well as rehabilitation obligations and commensurate costs associated with the Buffels/Harties slimes dams contractually procured from BGM. The DMR in correspondence with MWS agreed to the exclusion of the new LoM TSF as well as the Buffels/Harties dams in the premature closure cost rehabilitation liability estimates, cognisant of the need to make provision for such issues, as the new LoM TSF is constructed and developed in future, and as the Buffels/Harties dams are formally ceded to MWS as contemplated in Section 11 of the MPRDA. On this basis a revised quantum assessment was submitted to the DMR on 11 December 2009. The revised estimate was ZAR 101.895 million. On the 5th February 2010, the DME accepted the financial provision of ZAR101.895 million.

The following amounts were included in the DCF modelling exercise:

1.	Trust fund Shortfall: ZAR84.859 million;

2.

Following the completion of a section 11 transfer of the Buffelsfontein assets (expected the latest in the 2011 FY) an additional amount of ZAR110 million was added for the Buffels/Harties slimes dams;

3.	An amount of ZAR65 million was added for top surface and side slopes rehabilitation of the new LoM TSF to accommodate future rehabilitation requirements associated with this facility;

4.	Cost of the Guarantee provided at 1% on the outstanding amount; and

5.	Concurrent rehabilitation to the amount of ZAR7.220 million per annum.

Cyanide Detoxification

An amount of ZAR1.50/t reclaimed was allowed for Cyanide Detoxification in the Gold Leach Plant.

Taxes

Gold Mine Tax Formula

MWS is currently paying tax in terms of an option exercised by it to be exempt from the payment of secondary tax on companies on the following formula:-

y = 34 – 170/x;

in which y represents the tax percentage and x the profit to revenue ration ratio.

On non-gold mining taxable income if exempt from Secondary Taxation in Companies (“STC”) the company pays 35% of the taxable income other than mining.

Ring Fencing

Several types of ring fencing affect taxation within the mining sector in South Africa. These include:

•

Capital expenditure ‘general’ ring fence: This restriction disallows the off-set of unredeemed mining capital expenditure against non-mining income, and provides that the total amount of mining capital expenditure deductible in any year of assessment in relation to any mine or mines shall not exceed the taxable income derived by the taxpayer from mining. Any amount that exceeds such taxable income shall be carried forward to the succeeding year; and

•

Capital expenditure ‘per mine’ ring-fence: In the past the deduction of capital expenditure on a particular mine was restricted to the mining income generated by that mine only. In 1990 a provision was introduced which allowed a 25% breach of the ring fence in certain circumstances. That means that in a company which operates a number of mines and has a taxable income, a maximum of 25% of such income may be absorbed by capital expenditure incurred in relation to a new mine in respect of which mining operations commenced after 14th March 1990.

A provision was made for asset losses and unredeemed capital of:

•	Unredeemed Capex: ZAR1.642 billion; and

•	Assessed Loss ZAR20.455 million.

STC

STC is a tax on dividends declared by companies that are resident in South Africa. It is imposed on companies or close corporations and not on shareholders. Finance Minister Trevor Manuel announced the abolition of STC, with effect from October 1 2007, but the October 1 changeover date has come and gone, and taxpayers are left in the dark on any specific changes.

Mineral and Petroleum Resources Royalty Act

As noted above, the Mineral and Petroleum Resources Royalty Act came into effect on March 1, 2010. Under the legislation, passed in 2008, companies will have to pay extra taxes proportional to their profitability. The law requires all companies extracting minerals in South Africa to pay royalties at a rate between 0.5% and 7% based on gross sales, less their allowable deductions, depending on the refined condition of the Mineral Resources.

•	Refined mineral formula = 0.5 + [EBIT/Gross sales x 12.5] x 100

•	Unrefined mineral resource formula =0.5 + [EBIT/Gross sales x 9] x 100

Table C53: Schedules for Refined and Unrefined Minerals

Mineral Resource	Refined Condition	Unrefined Condition
Gold	Refined and smelted to a 99.5% purity
Uranium		80% uranium in concentrate. Oxide (Yellow cake) and Uranium hexafluoride

Where the by-product commodities contribute more than 10% to revenue, royalty payments according to SARS should be split according to the formulas described above. MWS should therefore be taxed on the refined and unrefined formula. However, this exercise is not just a simple split due to the complexity of cost structures within the plant complex, and this is still a grey area for which SARS do not have a clear answer. The royalty formula in the DCF was treated under the same assumptions as used in the calculation of tax on gold mines where income derived from other metals is taxed according to the gold formula. The refined mineral formula was therefore used until more clarity is received from discussions with SARS.

Capital and Operating Costs

Capital Expenditure

Figure C54 illustrates the capital cashflow until 2013; 63% (ZAR 2.303 billion) of the budgeted ZAR3.665 billion was spent as at Jan 2010.

Figure C54: Capital Cashflow

Table C54: Capital Expenditure (ZAR’000)

Financial Years	2010	2011	2012	2013	Total
MWS 5 Dam	97.35	0.00	0.00	0.00	97.35
Phase 1A	0.00	0.00	0.00	0.00	0.00
Phase 1 B	42,683.66	6,871.04	4,000.00	0.00	53,554.70
Phase 2	138,318.61	425,504.66	99,778.87	0.00	663,602.14
New LoM TSF	8,864.89	114,528.04	99,962.62	0.00	223,355.55
Power Generation	298.77	0.00	0.00	0.00	298.77
Phase 1B First Fill	4,726.78	3,273.64	10,206.61	0.00	18,207.03
On Mine	5,026.79	11,561.78	4,800.00	0.00	21,388.57
Eskom Sub Station	0.00	17,500.00	0.00	0.00	17,500.00
Pressure Leach	1,572.73	269.68	29,576.96	421,423.04	452,842.40
Total	201,589.57	579,508.83	248,325.07	421,423.04	1,450,846.51

Mining and plant ongoing Capex was allowed at approximately ZAR3.8 million per annum (0.5% of plant and mining operating costs).

Operating Cost Estimates

The tables below illustrate the different costs ratios for the operations. The costs breakdowns were first shown on a cost per ton basis. The operations are driven mainly by the plant parameters.

Table C55: MWS Cost Split (Real terms)

RATIOS	Ratio
Gross Turnover (ZAR/t)	60
Gold Revenue (ZAR/Kg)	228,771
Direct Mine Cost (ZAR/t)	1.78
Direct Mine Fixed Cost (ZAR/t)	0.26
CIL (ZAR/t)	14.88
Float (ZAR/t)	4.16
Uranium plant (ZAR/t)	7.95
Deposition (ZAR/t)	1.24
Plant and Other Costs Variable (ZAR/t)	28.23
CIL Fixed Cost (ZAR/t)	3.29
Uranium plant Fixed Costs (ZAR/t)	0.87
Deposition Fixed Costs (ZAR/t)	0.00
Plant and Other Costs Fixed (ZAR/t)	4.17
Cash Operating Cost (ZAR/t)	34.43
Royalties (ZAR/t)	2.37
Rehabilitation (ZAR/t)	1.19
Metal Handling Fee (ZAR/t)	0.57
Total Production Cost (ZAR/t)	38.56
Other Cost (ZAR/t)	0.79
Total Cost (ZAR/t)	39.35

Income is derived mainly from gold with uranium contributing 34% over the LOM. To compare the operation to single commodity producers, revenue was converted to either an ounce gold equivalent or lb uranium equivalent basis.

Table C56: Operating Cost Ratios (Real Terms)

Rand/kg Gold Equivalent
Gross Turnover (ZAR/kg)	228,771
Direct Mine Cost (ZAR/kg)	7,759
Plant and Other Costs Variable (ZAR/kg)	139,772
Cash Operating Cost (ZAR/kg)	131,596

Royalties (ZAR/t)	9,040
Rehabilitation (ZAR/t)	4,544
Metal Handling Fee (ZAR/t)	2,190
Total Production Cost (ZAR/kg)	147,370
Other Cost (ZAR/kg)	3,022
Total Cost (ZAR/kg)	150,391
Nett Operating Profit (ZAR/kg)	78,380
Capex (ZAR/kg)	17,838
All in Costs	168,229
US$/Equivalent Gold Oz
Gross Turnover (US$/oz)	793
Direct Mine Cost (US$/oz)	27
Plant and Other Costs Variable (US$/oz)	484
Cash Operating Cost (US$/oz)	456
Royalties (ZAR/t)	31
US$/Equivalent Gold Oz (Continued)
Rehabilitation (ZAR/t)	16
Metal Handling Fee (ZAR/t)	8
Total Production Cost (US$/oz)	511
Other Cost (US$/oz)	10
Total Cost (US$/oz)	521
Nett Operating Profit (US$/oz)	272
Capex (US$/equivalent oz)	62
All in Costs	583
US$/Equivalent Uranium lb
Gross Turnover (US$/lb)	57.70
Direct Mine Cost (US$/lb)	1.96
Plant and Other Costs Variable (US$/lb)	35.26
Cash Operating Cost (US$/lb)	33.19
Royalties (US$/lb)	2.28
Rehabilitation (US$/t)	1.15
Metal Handling Fee (US$/t)	0.55
Total Production Cost (US$/lb)	37.17
Other Cost (US$/lb)	0.76
Total Cost (US$/lb)	37.93
Nett Operating Profit (US$/lb)	19.77
Capex (US$/lb)	4.50
All in Costs	42.43

In the Table below, costs were calculated after a cost allocation to either gold or uranium. All variable and fixed costs of mining, CIL, and deposition was allocated to gold and the Float plant and Uranium leach plant costs only, to Uranium costs.

Table C57: Gold and Uranium Cost Split

Unit Costs
Gold Cash Cost US$/tonne	2.4
Gold Cash Cost US$/Gold oz	407
Uranium Cash Cost US$/ Concentrate tonne	19
Uranium Cash Cost US$/tonne	1.4
Uranium Cash Cost US$/lb Uranium	37
Gold Co Product Cash Costs US$/Gold oz	429
Uranium Cost US$/lb Uranium	34

Economic Analysis

Valuation Approach

The Discounted Cash Flow (“DCF”) method of mineral project valuation was used to estimate the value of the Mine Waste Project.

Prices and Projections

Exchange Rate and Metal Prices

The gold and uranium prices used in the valuation of the Mine Waste Project were supplied by MWS and were sourced from consensus forecasts from investment banking institutions. After 2011 the long term trends were used. The following table details the gold and uranium prices as well as the ZAR/US$ exchange rate used in the DCF:

Table C58: Gold and Uranium Prices and Exchange Rates (Real Terms)

Average over LoM	Financial Parameters	2010	2011	2012	2013	2014	2015
6.4%	ZAR Inflation Rate (%)	6.00%	6.00%	6.20%	5.50%	6.50%	6.50%
2.4%	US Inflation Rate (%)	1.87%	2.10%	2.30%	2.40%	2.50%	2.50%
8.99	ZAR/US$ Exchange Rate	7.57	7.55	8.44	8.52	8.53	9.33
Metal Prices
255,054	Gold (ZAR/kg)	268,936	262,157	306,357	276,938	269,858	245,973
891	Gold (US$/oz)	1,105	1,080	1,129	1,011	984	820
123	Uranium (US$/kg)	93	110	139	139	139	123
426	Gold Wheaton Price (US$/oz)	400	400	400	404	408	412

Discount Rates

A real discount rate of 8% was used in the DCF, based on a nominal discount rate of 14.87% .

Discounted Cashflow

After taking into consideration the impact of the power situation, the undiscounted after-tax real cash flow totals ZAR4,008 million over the mine life for the operation on a stand-alone basis. Table C59 illustrates the NPV at different rates. The Mine Waste Project shows a positive NPV, based on real cash flows, of 2,015 million at the 8% real hurdle rate supplied by MWS.

Note: Month cashflow cut off in month 41 to illustrate peak funding

Table C59: NPV at Different Discount Rates

Real Discount Rate	Nominal Discount Rate	NPV (ZAR ‘ milllion)
4%	11%	2,754
6%	13%	2,351
8%	15%	2,015
10%	17%	1,733
12%	19%	1,580

The following table details the sensitivity to input parameters.

Table C60: NPV Sensitivities (Real Terms)

Metal Prices (Uranium and Gold)
US$/oz
	90%	95%	100%	105%	110%
	1,363	1,699	2,015	2,344	2,652

Exchange Rate
ZAR/US$	8.10	8.54	8.99	9.44	9.89
	90%	95%	100%	105%	110%
	1,311	1,673	2,015	2,369	2,702
Head Grade (Uranium and Gold)

	90%	95%	100%	105%	110%
	1,311	1,674	2,015	2,368	2,701
Recovery (Uranium and Gold)
%
	96%	97%	98%	99%	100%
	1,742	1,810	1,878	1,947	2,015
Fixed Cost
ZAR/t	4.87	4.65	4.42	4.20	3.98
	110%	105%	100%	95%	90%
	1,956	1,986	2,015	2,044	2,074
Variable Cost
ZAR/t	33	32	30	29	27
	110%	105%	100%	95%	90%
	1,680	1,848	2,015	2,192	2,362
Plant Capex
ZAR (‘000)	1596	1523	1451	1378	1306
	110%	105%	100%	95%	90%
	1,916	1,965	2,015	2,065	2,123

Note: No variance applied to Gold Wheaton Price

The mines payback period is 4.44 years.

The life of the operation, using the estimated Mineral Reserves, is 17 years.

THUNDER CREEK DEPOSIT

Pursuant to the terms of the Thunder Creek Agreement, Premier Royalty purchased the Thunder Creek Royalty for cash consideration of $7,000,000, which was paid at closing of the acquisition on July 13, 2012, and $500,000 to be paid in Post-Consolidation Bridgeport Shares upon completion of the Business Combination. The Thunder Creek Royalty is on certain mining claims which comprise the Thunder Creek Deposit of the Timmins West Mine and ancillary lands, operated by Lake Shore.

Unless otherwise stated, the information, tables and figures that follow relating to the Thunder Creek Deposit are derived from, and in some instances are extracts from, the technical report entitled “43-101 Technical Report, Prefeasibility Study and Mineral Reserve Estimate for Timmins West Mine, Timmins, Ontario, Canada” (the “Thunder Creek Report”) dated May 14, 2012 with an effective date of March 29, 2012.

The technical information contained in this section has been reviewed and approved by Steve McGibbon, P. Geo., Executive Vice-President Corporate & Project Development of Premier Gold and Chief Technology Officer of Premier Royalty, a “qualified person” for the purpose of NI 43-101.

Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Thunder Creek Report, which has been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review under the SEDAR profile of Lake Shore at www.sedar.com.

Unless otherwise indicated, the information below is effective as of March 29, 2012, and Premier Royalty has not updated such information.

Property Description and Location (Thunder Creek Deposit)

Property Description

The Timmins West Mine (“TWM”) area includes the Timmins Deposit property and the Thunder Creek Deposit property for a total area of approximately 12.9 square kilometres, or approximately 1,376 hectares situated in Bristol and Carscallen townships (the “TWM Property”). The majority of the property (97.4%) is situated within Bristol Township and approximately 36 hectares (2.6%) is located in Carscallen Township. The Mining Land Tenure Map reference for the Timmins Mine West Complex is: Bristol Township; Plan G-3998; Porcupine Mining Division, Land Titles/Registry Division of Cochrane; and Timmins, Ministry of Natural Resources District, Ontario, Canada.

The Thunder Creek project portion of the property consists of 57 staked claim units and three Crown leasehold claims totalling approximately 960 hectares. Lake Shore owns a 100% interest in the TWM Property subject to underlying royalties. The claims and leases are all in good standing. Figure D4.1 illustrates the Timmins West Mine property relative to local topographic and cultural features. Table D4.1 presents the details of staked claims, numbers, ownership, size and expiry date for the TWM Property; Table D4.2 presents leased lands information; and Table D4.3 presents patent lands information.

Location

The headframe of the TWM is collared at national topography series map reference 42-A-05; at longitude 81.55° west; 48.32° north latitude. Universal Transverse Mercator (“UTM”) co-ordinates for the project centre utilizing projection North American Datum 83, Zone 17 are approximately 458,915 metres east, 5,358,043 metres north. This location is approximately 19 kilometres west-southwest of the Timmins city center and 552 kilometres north-northwest of the City of Toronto. Provincial Highways 101 and 144 provide all weather road access to the property. Bush roads, quad trails, drill trails and foot paths provide access to all areas within the claim boundaries. The junction of Highways 101 and 144 is situated 1.1 kilometres northwest of the property centre. Figure D4.2, Location Map, illustrates the Project area relative to the highways, City of Timmins and the City of Toronto.

TABLE D4.1:TIMMINS WEST MINE STAKED CLAIMS

STAKED CLAIMS
Claim No.	Township	Owner	No. of Units	Recording Date	Assessment Due Date	Assessment Due $	Royalty payable to
P1159635 – P1159641	Bristol	LSG	1	19903Dec318	20163Dec318	400	Croxall;FNV
P1176341	Bristol	LSG	1	19913Feb318	20163Feb318	400	Croxall;FNV
P1177822	Bristol	LSG	1	19913Oct304	20163Oct304	400	Croxall;FNV
P1181409	Bristol	LSG	1	19943Feb314	20163Feb314	400	Croxall;FNV
P1201162	Bristol	LSG	1	19943Jul304	20163Jul304	400	Croxall;FNV
P530884/P583234	Bristol	LSG	1	19803Oct310	20163Oct310	400	Croxall;FNV
P649964/P649965	Bristol	LSG	1	19833Mar325	20163Mar325	400	Croxall;FNV
P764945	Bristol	LSG	1	19843Apr319	20163Apr319	400	Croxall;FNV

TABLE D4.2:LEASED LANDS

LEASED LANDS
Claim No.	Township	Owner	Rights	Lease No.	Area (ha)	PIN	Lease Due Date	Royalty To
P495307 P495308 P495309	Bristol	LSGWTM	MRO	108773	68.898	65440- 0120	June 30, 2032	Croxall;FNV
P495307	Bristol	LSGWTM	SRO	108774	68.898	65440- 0132	June 30, 2032	FNV

Note: FNV–Franco–Nevada

Recent Ownership History and Underlying Agreements

Lake Shore optioned a 60% interest in the Thunder Creek property from Band3Ore Resources Limited (“Band3Ore”) in November of 2003. Under the terms of that agreement Lake Shore could earn 60% interest in the project by completing an excess of $1,705,000 expenditures, $370,000 in cash payments and the issuing of 100,000 shares within a four year period. In September of 2006, Band3Ore and Sydney Resources Corporation merged into the new company West Timmins Mining Inc. (“WTM”). The terms of the Lake Shore – Band3Ore option agreement succeeded to WTM. In May of 2008, Lake Shore informed West Timmins Mining Inc. that the obligations to earn a 60% interest in the Thunder Creek property had been fulfilled. On November 6, 2009 Lake Shore and WTM completed a business combination agreement resulting in WTM becoming a wholly owned subsidiary of Lake Shore. On January 1, 2012, WTM was amalgamated into Lake Shore, which now holds the 100% interest.

Brief summaries of the underlying agreements and royalties are stated below.

Mineral claims optioned from Mr. Jim Croxall (“Croxall”) were subject to a 2% NSR royalty. One percent of this royalty may be purchased for a payment of $1,000,000 plus a consumer price index adjustment. These claims were also subject to an advanced annual royalty payment of $5,000 until commercial production begins. Lake Shore purchased 1% of the NSR royalty in November 2010 in exchange for approximately $1,500,000 equivalent in Lake Shore stock. The surface rights for leased claims P495307, P495308 and P495309 (mineral rights only lease number 108773) have been acquired by WTM (surface lease number 108774). The renewal has been received and is in good standing until June 30, 2030.

As of March 1, 2012, Franco-Nevada Corporation (“Franco Nevada”) entered into an agreement with Lake Shore through which Franco-Nevada paid Lake Shore US$35 million for a 2.25% net smelter return royalty on the sale of minerals from the Timmins West Complex.

All claims and leases are in good standing as of March 29, 2012.

Past Mining Activity, Environmental Liabilities And Permitting

During the period of 1911 to 1914 two shallow shafts were sunk; one on the present main mineralized zone and the second east of Vein 2 and Vein 3 zones. The footprint of diamond drilling and exploration trenching made minimum impact on the environment. Baseline work did not identify any provincially or federally listed fauna species on the development site that would trigger a concern. At closure, the site will be rehabilitated in accordance with closure plans filed with the Ministry of Northern Development and Mines.

The required permits and approvals for operations at the TWM have been acquired. For a discussion of these permits, see discussion under the headings “Environmental Studies, Permitting And Social Or Community Impact – Regulatory and Framework (Thunder Creek Deposit).

Closure plan for the bulk sampling was filed in October 2009 and the commercial production closure plan was filed in 2010. In January 2011 Lake Shore announced the Timmins Mine to be in commercial production.

As of the date of the Thunder Creek Report, to the best of the Thunder Creek Report author’s knowledge there is no significant factor or risk that may affect access, title, or the right or ability to perform work on the property.

Consultation

Consultations have been held in order to comply with LSG corporate policy and the provincial requirements of Ontario Regulation 240/00 and the Environmental Bill of Rights.

An Impact and Benefits Agreement (“IBA”) with the Mattagami and Flying Post First Nations has been negotiated and signed (February 17, 2011). The IBA outlines how Lake Shore and the First Nations communities will work together in the following areas: education and training of First Nation community members, employment, business and contracting opportunities, financial considerations and environmental provisions.

Accessibility, Climate, Local Resources, Infrastructure and Physiography (Thunder Creek Deposit)

Accessibility

The junction of Highways 101 and 144 is situated 1.1 kilometres northwest of the headframe. All weather road access to the property is provided by provincial Highways 101 and 144. Bush roads, diamond drill trail, quad trails, and foot paths provide access to the centre of the property and other locations within the claim boundaries. A major power transmission line traverses the northwest portion of the property. Figure D4.2, Location Map, illustrates the Project area relative to the highways, and the City of Timmins.

Climate

The TWM area, and the City of Timmins experience a Continental Climate with an average mean temperature range of -17.5°C (January) to +17.4° (July) and an annual precipitation of about 831 mm. Local lakes will start to freeze over approximately mid-November, and breakup will take place in early to mid May. Work can be carried out on the TWN Property twelve months a year.

Local Resources and Infrastructure

The City of Timmins with an area of 3,210 square kilometres and a population of 42,455 (2006 Census) has an economic base dominated by the mining and logging industries. The area is serviced from Toronto via Highways 400, 69 to Sudbury; and Highway 144 to Timmins; or Highway 11 from Barrie to Matheson and 101 westward to Timmins. The Timmins Airport has scheduled service provided by various carriers. The Timmins District Hospital is a major referral health care centre for northeastern Ontario.

As of the date of the Thunder Creek Report, to the best of the Thunder Creek Report author’s knowledge, there are sufficient surface rights, a willing labour pool, and readily available infrastructure to carry on a mining operation.

Physiography

The TWN Property generally exhibits low to moderate relief. The elevation of Highway 101 as it traverses the property varies from 308 metres in the east to 320 metres in the west, at the junction of Highways 144 and 101 the elevation is approximately 312 metres. The peak height of land on the property is 353 metres located at UTM coordinate 458,879.9 metres east and 5,357,321.5 metres north. The elevation of the Tatachikapika River (historically known as the Lost and/or Redsucker River) ranges from 300 to 292 metres as it flows east-northeast to the northerly flowing Mattagami River. Outcrop exposure varies between five (5) to fifteen (15) percent.

The continental climate and the location on the Canadian Shield give rise to a plant hardiness which supports the following boreal forest tree species and a timber, pulp and paper industry. In no particular order of significance local trees species include: American Mountain-Ash, Balsam Fir, Black Spruce, Eastern White Cedar, Eastern White Pine, Jack Pine, Pin Cherry, Red Pine, Tamarack, Trembling Aspen, White Birch and White Spruce.

History (Thunder Creek Deposit)

Prior Ownership

Lake Shore acquired the TWM property by fulfilling the earn3in requirements as set out in option agreements with Holmer Gold Mines Limited and WTM (formerly Band3Ore Resources Limited and Sydney Resources Ltd.), and completing business combination agreements with those companies making them wholly3owned subsidiaries of Lake Shore. Holmer Gold Mines Limited became a wholly3owned subsidiary of Lake Shore in December of 2004 and WTM became a wholly3owned subsidiary in November of 2009.

General History

The following table (Table D6.1) highlights the chronology of significant exploration and provincial geological survey mapping events, surveys, and reports carried out over and surrounding the Timmins West Mine area.

TABLE D6.1:CHRONOLOGY OF EVENTS FOR THE TIMMINS MINE COMPLEX AREA

Date	Description
1911–1914	Gold Discovered on the McAuley3Brydge property and sink two shafts, the deepest is 12 metres deep (Timmins Mine Main Zone)
1938–1944	Orpit Mines Limited acquired the claims and diamond drill 7,620 metres of core
1941

Rusk Porcupine Mines excavated several pits and trenches across a 150 metre to 200 metre area of the Thunder Creek portion of the property. The gold discovery pit was 1.2 metres x metres and returned values of $24.85 over 121.9 cm, $15.05 over 76.2 cm and $8.41 over 91.4 cm (T3 File 542). The 1941 London Fix average price for gold was $33.85 (US) an ounce. Eighteen diamond drill holes totaling 1,981 metres were also completed

1945	Piccadilly Porcupine Mines acquired the property and complete 4,983 metres of diamond drilling
1953	Standwell Oil and Gas Ltd. acquired the Property
1958	Hollinger Mines Ltd. completed 7 diamond drill holes in the northern portion of the Thunder Creek property area. No assays were reported
1959	Paul Meredith purchased the “Standwell Oil” Property
1963	The Property is transferred to Holmer
1964

United Buffadisson Mines Limited optioned the property from Holmer construct a road from Highway 101 to the Main Showing, and diamond drill 10 boreholes (2,116 metres). United Buffadison Mines Limited interpreted the gold mineralization to be associated with stacked north dipping en3ecelon quartz veins. The property was returned to Holmer Gold Mines Ltd.

1968–1981

Holmer diamond drilled 45 bore holes totaling 10,512 metres. The geological interpretation of the day indicated two mineralized zones the “Main” Zone (also referred to as the “Western Zone”) and the “Shaft” Zone (also referred to as the “Eastern Zone”). A historically significant, but non 433101 compliant “probable reserve” of 720,000 tons grading 0.124 oz per ton gold (653,000 tonnes grading 4.25 grams per tonne gold) was estimated. Additional surface exploration included ground geophysical surveys (magnetometer and VLF) and limited diamond drilling

Date	Description
1980	Falconbridge Nickel Mines Ltd. carried out metallurgical analysis of sample provided by Jim Croxall for the Thunder Creek Property
1981

Preussag Canada Limited completed geophysical surveys in Bristol and Thorneloe Townships including magnetometer, VLF3EM, HLEM and Induced Polarization (“IP”). Ten diamond drill holes (613.9 metres) were bored. Adjacent holes, 64 metres apart, intersected 2.57 grams gold per tonne 2.43 metres, and 4.46 g/tonne gold over 4.6 metres in an area of the Rusk Showing.

1984

Noranda Exploration Company Limited (N.P.L.), (“Norex”) optioned the Holmer property and completed a “regional” airborne magnetic and electromagnetic survey, follow up ground geophysics and drilled four boreholes totaling 1,465 metres. Norex interpreted a historical significant, non 433101 compliant resource estimate of 785,000 tonnes grading 2.4 grams per tonne gold. This includes a core of better grade mineralized material estimated to be 159,000 tonnes grading 4.46 grams per tonne gold. The Property was returned to Holmer

1984–1985

Noranda Exploration Company Ltd. (N.P.L.) in the Thunder Creek property area completed geological mapping, humus geochemical sampling, outcrop mechanical stripping and trenching. The best assays returned in the trenching were 2.86 g/tonne Au and 5.54 g/tonne Au. Nine (9) overburden, reverse circulation drilling and three (3) diamond drill holes (332.3 metres) were also completed with no assay results reported

1987

Chevron Minerals Ltd. optioned the Holmer property and completed: line cutting, ground geophysics (magnetic, VLF, IP surveys), geological mapping, over the property. A large area of the Main Zone was stripped, channel sampled and mapped. Twenty3nine diamond drill holes (6,115 metres) were completed testing the mineralization to a vertical depth of 360 metres. The Property was returned to Holmer

1987	Highwood Resources Ltd. optioned a portion of the Thunder Creek property from J. Croxall. Four diamond drill holes (400 metres) testing geophysical targets were bored. No assay results are reported
1994

Noranda Exploration Company Ltd. (N.P.L.) in the Thunder Creek property area completed line cutting, IP and magnetometer ground geophysical surveys. A single diamond drill hole (302 metres) was drilled with no assay results reported.

1995

Hemlo Gold Mines Inc. funded the Thunder Creek area project and the work was carried out by Norex. Surveys include line cutting, magnetometer and IP. Seven (7) diamond drill holes 9532 to 9538 (1,581 metres) were drilled with no significant assays reported

1996	Band3Ore Resources Ltd. makes gold discoveries on their Thorneloe Property and renewed gold exploration in the area of Bristol and Thorneloe townships
1996–1997

Holmer carried out an exploration program which included ground geophysics (VLF, magnetometer, and IP), humus sampling, geological mapping and rock sampling. A total of 66 drill holes (25,380 metres) were completed, 54 of which were directed to expand “resources” in the “Main” Zone area; 12 holes were drilled to test geophysical anomalies elsewhere on the Property

1997

Battle Mountain Canada Limited continued to explore the Thunder Creek– Mahoney Creek area. Fourteen (14) diamond drill holes (3,547 metres) tested stratigraphy and geophysical targets. Drill hole MC 97320 an assay returned the value of 5.9 g/tonne Au over 1 metre. In ddh MC 973 26 there is a 2 metre interval of 1.28 g/tonne Au along with a couple of scattered intervals on a metre and similar 1 gram values. The property was returned to Band3Ore

Date	Description
1998	Holmer Gold Mines Ltd. drilled twenty3two (22) bore holes (3,923 metres) to test the continuity of mineralization at shallow depths
1999	St. Andrews Goldfields Ltd. drilled 10 bore holes (1,341 metres) exploring the potential for an open pit deposit
2002

Holmer completed a closely spaced, 25 metre centers, twenty3two (22) hole diamond drill program totaling 5,220 metres. Holmer completed a Mineral Resource estimate which was audited and revisited by Watts, Griffis, McQuat as 422,000 tonnes grading13.68 grams per tonne gold in the Indicated category and 270,000 tonnes grading 9.0 grams per tonne gold in the Inferred category

2003

Lake Shore enters into an option agreement with Holmer Gold Mines Limited that allows Lake Shore to earn fifty percent (50%) of the Holmer Property by May 26, 2006 subject to the term that are outlined in Item 6.1 of this report. In November 2003 Lake Shore entered into an agreement with Band3Ore Resources Ltd. to earn a 60% interest in the Thunder Creek property

2004

Lake Shore completed a 25 diamond drill holes (8,399 metres) targeting the Rusk Zone, the ultra mafic complex, and various structures; complete a MMI (mobile metal ion) soil geochemical survey; reconnaissance bed rock mapping program initiate outcrop mechanical stripping; and hydro washing and saw channel sampling program of two locations in the area of the Rusk occurrence

2004	Lake Shore completed option requirements and business combination agreements to own 100% of the Holmer Gold Mines Ltd. property
2006	Lake Shore completed additional outcrop stripping, power3washing and channel sampling at three locations
2009

Lake Shore completed a diamond drill program of 25 drill holes (13,760 metres) and fulfilled the term of the option agreement with West Timmins Mining Inc. (formerly Band3Ore Resources Limited and Sydney Resources Corporation) to earn 60% of the Thunder Creek Property. Lake Shore Gold and WTM signed a complete business combination agreement resulting in WTM becoming a wholly owned subsidiary of Lake Shore. The exploration emphasis of the Thunder Creek project changes from anomaly testing to, systematic, sectional, mineralization definition stage diamond drilling

Historic Production

Prior to March 2009 there was no production activity at the TWM. Annual production figures for the TWM for the Thunder Creek Deposit is tabulated in Table D6.6 from March 2009 to the 2011 year3end.

Mine workings on the property are currently under development. Access to lower areas underground was commenced in July 2008 with the excavation of a 5.5 metre (completed inside) diameter shaft (6.1 metre diameter excavation). Access to upper areas underground was commenced in September 2008 with the development of a portal and ramp. To this time the ramp has been developed to the 290 metre Level, accessing advanced exploration targets on various levels. As at March 29, 2012, the shaft has been excavated to a 710 metre depth below surface. Advanced exploration of several potential ore zones is presently being conducted as accessed by the ramp. The Ultramafic Zone and Footwall Zones are the main targets being accessed from the shaft. Shaft stations have been developed on several levels as at March 29, 2012 and the ramp excavated up to above the 480 metre level and down to the 730 metre level.

Ancillary to the advanced exploration underground activities, a waste water collection pond has been constructed, waste dumps are actively being accumulated on surface, and several buildings have been constructed in support of the underground operations.

Geological Setting and Mineralization (Thunder Creek Deposit)

Regional Geology and Structure

Supracrustal rocks in the Timmins region are assigned as members of nine (9) tectonic assemblages within the Western Abitibi Subprovince, of the Superior Province. The seven volcanic and two sedimentary assemblages are of Archean age. Intrusions were emplaced during Archean and Proterozoic times.

Figure D7.2 The Regional Geology locates the property relative to the regional geology.

Regionally, deformation in the Timmins area is characterized by a sequence from early, pre3 metamorphic folds to a series of syn3metamorphic, fabric–forming events, which overprint the earlier folds. The multi3phase Destor3Porcupine fault system passes approximately 5 kilometres to the south of the property.

Property Geology

Thunder Creek Portion of the Timmins West Mine

Seven (7) lithological units have been identified underlying the TWM property. The Lithologies range in age from Neoarchean, Tisdale assemblage mafic metavolcanic (2.710 3 2.703 Ga) to Paleoproterozoic Matachewan diabase dykes with an age of 2.45 Ga.

The stratigraphic basal unit of the TWN Property is a mafic metavolcanic rock unit that is fine3grained, green in colour, and exhibits massive, pillowed and flow breccia textures and structures. Mafic metavolcanic rocks occur in the western portion of the TWN Property. Epidote and calcite alteration is common and increases to strong hydrothermal alteration as the unit is in closer proximity to the Rusk shear. At this location the rocks become darker in colour, chloritized and locally exhibit hematite alteration. Felsite to feldspathic rich syenite dyklets; the alkali intrusive unit (“AIC”); quartz, ±carbonate veins with varying amounts of hematite, ±magnetite, ±pyrite, ±pyrrhotite; and diabase dykes intrude the mafic metavolcanic lithology.

In the eastern portion of the Thunder Creek portion of the TWN Property, and overlying the mafic metavolcanic unit is a discontinuous sequence of biotite rich meta3greywacke, metamorphosed siltstones, metamorphosed argillite, fine grained tuff, clastic tuff, and laminated chemical metasediments containing magnetite. This succession of metasedimentary rocks belongs to the Porcupine assemblage, ranging in age from 2690 to 2685 Ma. These metasedimentary units occur in the footwall to the AIC and along the Rusk shear zone. When incorporated in the shear zone the metasedimentary rocks are tectonized to a quartz3sericite3carbonate ±hematite schist that display a crenulation fabric. Sericite, weak hematite and silicification is the common alteration assemblage. Quartz veins, felsites veins and the Matachewan Diabase dyke swarm intrude the metasedimentary lithology.

The AIC is poorly exposed on surface. It has a very strong magnetic signature that the geophysical interpretation indicates that it extends northeasterly for at least 2 kilometres across the central portion of the Thunder Creek Property, and onto the Timmins Mine property to the north. The AIC intrudes along the contact between the volcanic and the sediments. The AIC is a poly3phase and vari3textured intrusion, of contemporaneous age with the Timmins Porphyry suite (Pearl Lake 2689 Ma, Millerton 2691 Ma, Crown 2688 Ma, and Paymaster 2690 Ma). The intrusive shows at least three texturally and mineralogically distinct phases.

A quartz3feldspar porphyritic monzonite occurs as a nearly circular intrusion greater than 500 metres in diameter. This intrusion presents a high topographic relief in the central portion of the property. Fine3grained felsic dykes are observed within shear zones hosted by the sediments.

Intruding the forementioned units are diabase dykes belonging to the Paleoproterozoic age, Matachewan dyke swarm (2.45 Ga).

Regionally, deformation in the Timmins area is characterized by a sequence from early, pre metamorphic folds lacking axial planar cleavage to a series of syn-metamorphic, fabric –forming events, which overprint the earlier folds. The multi-phase Destor-Porcupine fault system passes approximately 5 kilometres to the south of the property. The fault system is a composite corridor of shear zones and faults that records at least two main stages of displacement.

At least two areas of high strain reflect probable intense shear zones have been recognized in the Thunder Creek and Timmins Deposit areas: the west-northwest trending, but significantly folded Holmer Shear Zone; and the northeast trending Rusk Shear Zone.

Mineralization

Gold mineralization in the Timmins and Thunder Creek Deposits occurs in steep north-northwest plunging mineralized zones which plunge parallel to the local orientations of lineation features which also plunge parallel to the lineation, including folds and elongate lithologies. Mineralization occurs within, or in favourable lithostructural settings within 100 metres of the Holmer and Rusk Shear Zones. Mineralization comprises multiple generations of quartz-carbonate-tourmaline ±albite veins, associated pyrite alteration envelopes and disseminated pyrite mineralization. Textural evidence suggests that veining formed progressively through deformation. All phases of gold-bearing veins cut and postdate alkali intrusive complex (AIC) and syenitic to monzonitic intrusion, although mineralization is often spatially associated with ore preferentially developed within theses intrusions.

In the Thunder Creek area mineralization occurs in two main stages: a) the Rusk Shear Zone adjacent to and in footwall or the pyroxenite unit, and b) in the Porphyry Zone which is hosted by the quartz monzonite intrusion which is present southeast of and in the immediate footwall to the Rusk Shear Zone below approximately 500 metres below surface. Both of these zones occur spatially related in the same steep north-northwest plunging mineralization area which has been traced over a vertical dip length to date of more than 1 kilometre, and within which better intercepts occur along a strike length of 100 to 600 metres.

Mineralization in the Rusk Shear Zone comprises areas of either a) higher quartz-carbonite-pyrite vein density, and or b) areas of elevated medium to coarse-grained disseminated pyrite and associated pyrite-quartz veinlets. Areas of gold mineralization occur in portions of the Rusk Shear Zone in which the shear zone matrix is variably Fe-carbonate altered.

The veining phases are auriferous and can contain high gold grades. Gold in both phases was observed in association with pyrite, including as inclusions often in association with chalcopyrite and galena, on fractures in pyrite, and free in gangue adjacent to pyrite grains.

“Porphyry Zone” mineralization is developed in the quartz monzonite intrusion that occurs at depth in the footwall of the Rusk Shear Zone immediately adjacent to areas of mineralization in the adjacent Rusk Shear Zone. Mineralization is associated with sheeted sets of quartz extension veins which occur in abundance of up to several veins per metre within the intrusion. Most veins are less than 3 centimetres thick and comprise white quartz with occasional pyrite grains. Disseminated pyrite locally occurs in the wall rock to the veins and free visible gold was locally observed in association with pyrite both in veins and wallrock immediately adjacent to veins. The intrusion is generally massive and unfoliated in areas of veining. Veins have variable core axis angles, but angles are most commonly high (>70 degrees to core axis) consistent with a shallow dip to extension veinlets, based on known drill hole orientations. Local irregularity in vein shapes and orientations –particularly in areas of the highest vein abundance – suggest some deformation.

Within the Porphyry zone, although at a local scale, no correlation between gold grade and vein density is apparent in review of assays and representative drill core. In general areas lacking veining, the areas also lack gold grade.

Exploration (Thunder Creek Deposit)

Thunder Creek Deposit

Geological surface mapping of the Thunder Creek Deposit by Lake Shore, commenced with a survey which traced the contact of the Rusk Shear, the metamorphosed mafic3 pyroxenite3sediment3monzonite contacts with a series of trenches staggered along the projected trace of the Rusk Shear. Coincident with the surface, a diamond drill campaign targeting the Rusk Shear Zone and gold mineralization within and proximal to the shear zone, and geophysical magnetic, conductivity and resistivity anomalies was initiated.

From 2003 to October 28th, 2011 a total of 150,466.3 metres of diamond drill core have been drilled by Lake Shore. This includes 102 boreholes with 47 wedge splays and three drill hole extensions for a total of 83,656.69 metres of surface diamond drilling. Underground diamond drilling contributes 384 drill holes with 22 restarts for 66,809.65 metres. Underground mapping includes the outlining of major structures as the Rusk Shear; sulphide and quartz vein mineralization; alteration and rock type.

Exploration efforts have focused on defining the geometry and the economic potential of the Rusk and Porphyry gold mineralized zone. The exploration campaign is multi-focused with a surface and underground exploration diamond drill programs defining the overall, or large scale geometry by deep surface drilling and wedging; and refining the details with an underground exploration program with ramp access to the mineralization from the Timmins Mine.

In 2010, an Advanced Exploration program was initiated to open up and cross cut mineralization at Thunder Creek utilizing access from the Timmins Mine shaft on two elevations targeting the best surface drill intercepts. A bulk sample and initial mining program was planned for the Rusk horizon on the 300 m Level elevation for the third and fourth quarter of 2010 and first quarter 2011.

On the 300 m Level Rusk horizon, sill development grade control was monitored using standard geologic mapping and face and wall chip channel sampling practices, supported by muck samples collected by the miners routinely on a scoop bucket frequency.

On the 730 m Level Porphyry horizon, a sill development drift along the strike of the outlined, mineralized, quartz monzonite intrusion with planned cross-cuts on 15 to 30 metre centers orthogonal to the strike drift was planned to refine the ore outline and geometry by transecting the hangingwall and footwall contacts.

In 2011, as many as six surface drill rigs and eight underground diamond drills were simultaneously testing the down plunge extensions of the mineralization and refining the strike extension contacts of the mineralization in preparation for a preliminary block model and Mineral Resource Estimation.

The drilling strategy was focused on testing the Rusk Shear and Porphyry Zones over a strike length of 300 m from surface to approximately 1,000 m depth. Detailed, sectional fan drilling approaching a drill spacing of 30 to 50 metre centers along strike and down-dip was achieved using a combination of surface and underground drill collars/platforms. Intermediate step out drilling on 100 to 200 metre centers along the extension of the Rusk Shear Zone southwest to the Highway 144 property has also been initiated. Tighter spaced drilling was achieved in the upper levels to a minimum of 15 m centres down to approximately the 400 m Level elevation.

In the first quarter of 2011, underground drill platform development was established at three separate locations to facilitate the completion of the sectional delineation drilling campaign designed to produce the first Mineral Resource. Approximately 450 m of linear development was excavated on the 680 m Level and 710 m Level for drill platforms off the 650 m Level ramp. Approximately 260 m of linear development was completed on the 260 m Level drill platform off the 200 m Level Ramp.

In May 2011, deep underground drilling collared from the 680 m Level drill platform comprising two rigs was started targeting the down plunge extension between the 1,000 to 1,500 m elevations. Although only widely spaced drilling has been completed to date predominantly on the northeast contact of the Porphyry Zone, the alteration, veining, and quartz monzonite has demonstrated continuity to depth despite weaker than expected gold mineralization.

In July 2011, mining was advanced for the Rusk shear horizon on the northwest contact with the Porphyry Zone. Two cross-cuts on the 730 m Level sill elevation were excavated to the northwest on 15 m centres for draw points, and the strike drift was ramped up from the western exit point to the 715 m Level sill elevation for overcut development, cable bolting in the hangingwall and production downholes. The second block from the 715 – 695 m sublevels is currently being mined.

The underground budgeted work program for the Thunder Creek project in 2012 includes detailed sectional drilling of the Rusk and Porphyry Zones from the 600 to 800 m Level elevations on 15 metre centers comprising approximately 30,000 metres, orientated roughly along the centerline for sill development cross-cuts designed for transverse longhole stope design. The upper level Rusk Shear Zone delineation is planned from a drill platform at the 390 m Level ramp location, testing the Rusk and emerging Porphyry Zones from the 370 - 500 m Level elevations at 25 metre centres for a total of 10,000 m. Definition drilling from scram drifts parallel to the sill development in the hangingwall will include 2,500 m in total over the year.

There are two elevation ranges of poorly drilled Rusk/Porphyry style mineralization between the 500- 600 m Levels and the 750-850 m Level elevations due to drill coverage challenges. Delineation drilling planned to reduce the drill spacing to a maximum of 15 – 30 metre centres from the 260 m Level and 710 m Level drill drifts comprising an additional 7,500 metres is planned. Exploration drilling along strike with step-outs of approximately 100 – 200 m to the northeast and southwest comprising approximately 5,000 m are planned in 2012 off the ends of the 260 m Level and the 680 m Level drill platforms.

Drilling (Thunder Creek Deposit)

Lake Shore Historical Drilling Thunder Creek Deposit

For the purpose of this resource estimation only diamond drill holes initiated and completed by Lake Shore are relevant and used in the block model and resource calculation. Between the period of 2003 and June 24, 2009 approximately 75 drill holes and seven wedge splays were in various stages of completion for a total of 40,689 metres of diamond drilling.

To date (effective date October 28, 2011) Lake Shore has bored 102 surface diamond drill holes, 47 wedged splays, and three drill hole extensions for a total of 83,656.69 cumulative metres.

Three-hundred-eighty-four (384) underground diamond drill holes totalling 66,809.65 metres have been drilled, of which 22 were re-collared due to unacceptable deviation (to the effective date of October 28, 2011). Forty-two (42) drill holes remain in various stages of completeness with respect to core logging or pending assay results.

A total of 67,949 core sample intervals have been submitted for assay analysis. The numbers reflected in this table do not include the samples submitted for QA/QC purposes.

The drill hole database for the Thunder Creek project was locked down on October 28, 2011. Drill holes that were not completely logged and sampled or assay results were pending are not used in the block modeling.

Sampling Preparation, Analysis and Security (Thunder Creek Deposit)

Surface Diamond Drill Program

The sampling preparation, analysis and security for the period of 1998 to 2009 are described in the updated NI 43-101 Technical Report on the Timmins West Mine Property by Darling et al (2009); by Powers (2009) in the Amended Technical Review and Report of the “Thunder Creek Property” Bristol and Carscallen Townships; and by Crick et al (2011) in the Technical Report on the Initial Mineral Resource Estimate for the Thunder Creek Property Bristol Township. All of the aforementioned reports are available under Lake Shore’s profile on SEDAR at www.sedar.com.

Described herein are the protocols used for both the surface and underground exploration programs during the period post the last technical report to the effective date of October 28, 2011.

The diamond drill company employees secure the drill core boxes, at the drill site, for shipment from the field to the core logging facilities located at Lake Shore’s exploration offices. The drill core is delivered to the core shacks by the drill foremen to the mine site core logging and cutting facility. Under the direct supervision of qualified persons, Lake Shore personnel open the boxes; check the metre markers for accuracy; label the boxes for hole number, box number and footage; prepare a quick log; take rock quality designation (“RQD”) measurements; photograph and log the core. Approximately 20% of all underground holes are geotechnically (RQD) logged. Geological logging, sample number and location are entered directly into a computer using GEMCOM GEMS custom Drill Logger software. Diamond drill logs are then printed, reviewed and edited where required. The logs are detailed, and describe geology, structure, alteration, mineralization. After geological logging and photography is complete the core is given to a trained and supervised core sawing technician. The technician saws the core along the designated lines and sample intervals prescribed by the Lake Shore geologist. The core sample length is determined by the geologist based upon lithology, alteration, percent sulphides, the presence of visible gold, and geological contacts. Core to be sent for analysis is cut in half using a diamond blade core saw. The core half not bagged and tagged for assay is returned to the core box with a sample tag number stapled into the core box. All diamond drill core is stored in racks or square piled in a secure compound at the core logging facilities or at the Timmins Mine compound. Drill core from the Thunder Creek project and diamond drill core from the Timmins Mine that has not been whole core sampled is easily accessible for inspection, or re-logging.

On a regular basis or as required the collars are surveyed for a final collar location.

Underground drill hole collar locations and azimuths are established using survey control.

Security

The TWM secure chain of custody for diamond drill core and samples starts at the drill and is completed with the safe return and storage of sample pulp and sample rejects locked garage storage facility. Unscheduled visits to the diamond drill sites are made to ensure safety, good working practices and drill core security. The core is transported from the field to the core logging facility by the drill foreman. Lake Shore’s personnel receive the core and carry out the logging and sample preparation procedures as previously described. The samples are enclosed within sealed shipping bags are delivered to the preparation laboratory facility by Lake Shore employees. The laboratory employee that receives the sample shipment signs a chain of custody document that is returned to Lake Shore’s office for reference and filing. The return assay results are reviewed Lake Shore.

Holmer 1996 to 2002

All core was delivered by the contractor to a secured location at the Holmer core shack. The core was logged and samples marked on the basis of geological divisions. All core to be sampled except for the quartz-tourmaline veins of the Main Zone and Hangingwall Zone mineralization in which visible gold was observed was split mechanically. The suspected higher-grade intercepts with visible gold were sent for assay as whole core.

During the period 1998 to 2002 sample length averaged 1.2 m but was shorter in the well-mineralized sections. Prior to1998 sample lengths ranged from 0.14 to 4 metres. The entire drill core was split, and half the core was submitted to the laboratory. Sample intervals for holes 97-07 to 97-57 ranged between 0.14 and 1.75 metres in length. The samples remained at the secure site until delivery to the shipping company. The samples were then transported to the Laboratory.

Lake Shore 2003 to August 28, 2009

Sample lengths within the well-mineralized sections of core are 0.5 m with minor variations determined on the basis of lithologies and vein contacts. Sample intervals are increased up to as much as 1.5 m where sparse mineralization is encountered. The sample intervals are determined by the logging geologist, then marked on the core, and recorded in the drill log. The core is split by LSG technicians using a diamond saw and half of the core is placed in a plastic sample bag. The remaining half is returned to the core box and retained for future use and to serve as a permanent record. The archived core is stored in racks adjacent to the field office, which is within a gated compound. LSG uses sequentially numbered triplicate sample tags. One portion goes in the sample bag, one goes into the core box at the end of the sample interval and the third stays in the sample book.

Prior to early 2007, the samples were transferred in security-sealed bags and transported to the Prep Lab in Mississauga (2003 to 2005) and then to Sudbury (2006 to 2007).

Since early 2007, samples are being delivered by LSG personnel or commercial couriers directly to the Prep Lab. The pulps created are then shipped to the ALS Chemex Assay Laboratory in Vancouver, B.C or Rouyn-Noranda, PQ.

Lake Shore Thunder Creek Project 2009 to 2011

The following description outlines the method of treatment and procedures utilized by ALS Canada Ltd., to process and analyze surface diamond drill core from Lake Shore’s Thunder Creek property. Lake Shore employees are not involved in the sample preparation or analysis of samples once they have been delivered to the assay preparation laboratory in Timmins. Each project analysis sample program submitted to ALS Canada Ltd. (“ALS Canada”, “ALS”) is given a separate client number. The laboratory is instructed to maintain the sample stream, the processing and analysis by keeping the samples in sequential order as they are shipped to the lab. Samples are entirely crushed to 70% passing 2 millimetres mesh. The crushed samples were split and 250 gram sub-samples are pulverized to 85% passing less than 75 microns using a ring and puck pulverize. During the period of 2004 to 2007, a 50 grams aliquot was taken from the pulp and analyzed by fire assay and atomic absorption methods. For samples that returned an assay value greater than three grams per tonne gold, another pulp sample was taken and analyzed using a gravimetric finish. If visible gold was noted in the core sample, the samples may be analyzed by the Pulp and Metallic method. The entire samples were crushed to 70% passing 6 millimetres mesh, and the entire sample was then pulverized to 85% passing 75 microns. The pulp is passed through a 100 microns stainless steel screen and the entire (+) fraction is analyzed by fire assay and gravimetric finish. The (-) fraction is homogenized and two 30 gram aliquots are analyzed by fire assay and atomic absorption finish. The total gold content is then calculated by combining the weighted averages of the two fine fractions with the grade of the coarse fraction.

As part of ALS Canada’s internal QA/QC program, a duplicate reject sample was prepared every 50th sample. A number of internal blanks, standards and duplicate control samples inserted into the sample stream.

Copies of assay certificates are either downloaded from the external lab LIMS system and/or sent via mail to the LSG database manager, and to the project’s Qualified Person. The digital assay data, in the form of “csv” files are checked manually against the final paper assay certificates for clerical errors, and the results interrogated. The use of the software program ensures that the results from the QA/QC samples fall within the approved limits of the standard before this data is imported into the database.

For major programs, or programs leading to resource or reserve calculations, a check assay program is implemented either during or following completion of drilling. In this program, approximately 5% of the pulps from previously analyzed samples will be selected for re-assay at a neutral assay facility. In order to select these check assays, groups of samples that passed QC but excluding QC samples are picked randomly from samples from a specific program.

The pulps were selected randomly by hole ensuring that a wide range of original assay values, from trace to high grade were represented. The samples selected for check analysis were sent to SGS Mineral Services of Toronto for analysis. The pulps were initially analyzed using the fire assay with an AA finish method and for results greater than 5 grams per tonne a re-assay was conducted by fire assay using a gravimetric finish.

Underground Diamond Drill Program

Boart Longyear from Haileybury, Ontario is the contractor for the underground drilling at the Thunder Creek project. Three different core diameter size holes are bored underground at Thunder Creek. The core boxes are hoisted to surface at the Timmins Mine and delivered to the onsite core logging facility by the Timmins Mine’s Senior Core Technician. Once the core is received at the logging facility the boxes are open and the core placed into core racks according to drill hole number, box number and metreage in preparation for logging.

Under the direction of the project qualified person underground diamond drill core is processed by geologist and geological technicians that are employees of Lake Shore. The drill logs are recorded directly into a computer database with the logger recording: rock type, alteration, veining, and amount of mineralization. Sample location and widths are based upon the distribution of sulphides, visible gold, lithology and alteration. Sample lengths will vary from 0.3 to 1.5 metres with samples not crossing a lithological, alteration or mineralization boundary. After logging and sampling is complete the core is stored in racks or on cross piles onsite at the Timmins Mine.

After logging and sample selection the core is moved back to a core rack to be sampled.

A total of 27,737 diamond drill core samples for gold assay have been taken up to the effective date.

ALS Canada Ltd.

The protocols and procedures for the preparation and analysis of Lake Shore’s underground diamond drill core samples by ALS Canada is the same procedures as for surface diamond drill core samples described above with the exception that the aliquot sample size is 50 grams rather than 30 grams. In August 2011 the aliquot sized was changed to a 30 gram aliquot.

The ALS procedures and the Lake Shore practice of insertion of blanks, standards and duplicates is the same for the underground drilling program as it is for the surface exploration diamond drill program.

Accurassay Laboratories Limited, operate a preparation laboratory where Lake Shore’s samples are prepped and sampled. The internal laboratory QA/QC program places a duplicate sample every ten samples of any assay batch.

Bell Creek Complex Mill Laboratory

The diamond drill core samples sent to the Bell Creek mill laboratory are sorted, dried, and then individually crushed prepped and sampled with an AA finish.

Cattarello Assayers Inc.

Diamond drill core samples are sorted into numerical order and dried. Samples are then crushed prepped and sampled.

Underground Face Chip Channel and Muck Samples

Procedure for Taking Face Chip Channel Samples

Channel samples are taken across the face honoring changes in rock type, alteration, vein style, vein intensity, amounts and types of sulphides. The chip sample is designed to cross-cut a sub-vertical vein, sulphide mineralized envelope or mineralized structures situated in the central portion of the 4 metre by 4 metre development heading.

Samples are submitted for assay as described in the diamond drill core protocols.

Procedure for Taking Muck Samples

Underground miners and muckers are charged with taking muck samples at the request of Lake Shore Gold’s Geology department staff. Samples may be taken from either “ore” or “waste” headings. Six muck samples representative of one jumbo round, taken “from the ground after dumping the bucket”.

Samples are submitted for assay as described in the diamond drill core protocols.

Data Verification (Thunder Creek Deposit)

General Timmins West Mine

Historical assay data from assessment files has been accepted at face value. In some cases, but not all copies of assay certificates have been submitted with the historical reports. Lake Shore has twinned historical holes and re-sampled showings for qualitative controlled assay results. All diamond drill core is archived in core racks or cross piled in a secure systematic indexed core farm. The sawn core half not sent for assay is available for check assay results. Drill core from the Timmins and Thunder Creek Deposits are easily accessible for inspection, or re-logging.

Lake Shore have provided detailed information of the exploration programs at TWM in the form of: GIS data base, diamond drill logs, assay results spreadsheets, assay certificates, MMI sample sites and lab analysis results, and maps.

Lake Shore’s database managers at the Timmins Mine and Lake Shore exploration office have reviewed the diamond drill assay input against assay certificates and have verified that the input of assay values within the database is correct. A review of 10% of the diamond drill logs took place between September 2011 and March 2012. No critical errors were found that would affect the geological or mineralization model.

Lake Shore’s mine site geology personnel reviewed 10% of the Timmins deposit underground drill holes from the previous cut-off date of August 29, 2009 to January 31, 2012. No critical errors were found that would affect the geological or mineralization model.

A consultant reviewed the QA/QC results for the Thunder Creek Deposit and concluded: “Despite the high variability of gold grades from Thunder Creek samples, the QA/QC data available tends to indicate that the quality of the sample grade values used in the resource estimation is satisfactory. Although we have significant differences between mean results and target values for some standards as well as a rather high proportion of results beyond the quoted gates of standards, we do not see any overall bias from the results of standards. Blanks show a few cases of likely contamination but the proportion of real failures keeps reasonably low (0.8%) at the main ALS Lab. Lab and coarse duplicates show expected sample errors i.e. about 10% relative difference for pulp duplicates and 40% relative difference for coarse duplicates”.

Mineral Resource Estimates (Thunder Creek Deposit)

Summary

The Thunder Creek Resource totals 2.88 Mt at 5.64 g/t Au, amounting to 521,600 ounces of gold in the Indicated category and 2.69 Mt at 5.89 g/t Au amounting to 510,000 ounces of gold in the Inferred category. The Resource was estimated using Inverse Distance to the power 2 (ID 2) interpolation method with all gold assays capped to 75 gram metres, and an assumed long-term gold price of US $1,200 per ounce. The base case estimate assumes a cutoff grade of 2.0 g/t Au which includes a 10% internal dilution at 1.75g/t Au. This base case is equivalent to the 1.5 g/t Au cut-off, which takes into account mining of 299,000 tonnes of incremental material between the 1.5 and 2.0 g/t cut-off. This internal dilution is included in the total, as it is not known if mining of the zone can be accomplished without mining this material.

TABLE D14.1:TIMMINS WEST MINE RESOURCE ESTIMATES (THUNDER CREEK)

Prepared by Lake Shore –January 31, 2012

Deposit	Resource	Tonnes	Capped	Contained Gold
	Classification		Grade	(ounces)
			(g/t Au)
Thunder Creek
	Indicated	2,877,000	5.64	521,600
	Inferred	2,693,000	5.89	510,000

Notes:

1.	CIM definitions were followed for classification of Mineral Resources.
2.	Mineral Resources are estimated at a cut3off grade of 1.5 g/t Au for the Timmins Deposit and 2.0 g/t Au for Thunder Creek.
3.	Mineral Resources are estimated using an average long-term gold price of US $1,200 per ounce and a US$/C$ exchange rate of 0.93.
4.	A minimum mining width of 2 metres was used.
5.	Capped gold grades are used in estimating the Mineral Resource average grade.
6.	Sums may not add due to rounding.
7.	Metallurgical recoveries are assumed to average 96.5 percent.
8.	Mining costs are assumed to average $82/tonne.

As of March 29, 2012, (being the effective date of the Thunder Creek Project), Mineral Reserve estimates are in progress on the property.

Specific gravity (“SG”) was determined on 994 samples representative of different style of mineralization from the Timmins and Thunder Creek Deposits.

TABLE D14.11:SPECIFIC GRAVITY BY ZONE

Deposit	Zone	Historical Specific Gravity	Number of Readings	Average of Readings	Final Specific Gravity
Thunder Creek	Rusk	-----	284	2.92	2.92
	Porphyry	-----	521	2.66	2.66

Thunder Creek Deposit

	Indicated Mineral Resources			Inferred Mineral Resources
Cut3off
Grade (gpt		Grade (g/t			Grade (g/t
Au)	Tonnes* (t)	Au)	Ounces** Au	Tonnes* (t)	Au)	Ounces** Au
0.00	3,576,000	4.71	541,900	3,134,000	5.20	524,300
0.50	3,451,000	4.87	540,800	3,093,000	5.27	523,800
1.00	3,196,000	5.20	534,400	2,934,000	5.51	519,900
1.50	2,877,000	5.64	521,600	2,693,000	5.89	510,000
2.00	2,578,000	6.09	504,800	2,398,000	6.40	493,400
2.50	2,297,000	6.56	484,600	2,150,000	6.88	475,600
3.00	2,053,000	7.02	463,000	1,929,000	7.35	456,000

**Note all ounces are rounded

Mineral Reserve Estimates (Thunder Creek Deposit)

TABLE D15.1:TIMMINS WEST MINE (THUNDER CREEK) IN3SITU INDICATED RESOURCE AT 3.0 G/T CUT3OFF GRADE

Deposit	Tonnes	Grade (g/t) (capped)	Ounces
Thunder Creek Deposit	2,053,000	7.02	463,000

A mine design was completed to reflect the most likely mining and production scenario for the TWM. The mine design includes all development and construction required to access the indicated resources, and the methods required to extract the ore using a combination of Longhole and Mechanized Cut and Fill techniques.

Thunder Creek Deposit Reserve Estimate

Based on the in-situ indicated resource included in the Thunder Creek block model, the following methodology was used to estimate the reserves.

The Thunder Creek block model was reviewed in plan and in section to identify indicated resources above 3.0 grams per tonne, and to confirm the appropriateness of Longhole mining methods. Sublevels were established at 35 metre vertical intervals and mining shapes were designed at five metre intervals along strike for each sublevel. The mining shapes on each section were meshed with shapes on adjacent sections to generate 3D stope wireframes. Individual stopes were designed at 15 metre wide intervals along strike on each sublevel. All reserves are included in a mining shape. External dilution parameters were developed and applied to each individual stope based on geometry and size and characteristics of neighboring stopes and sequencing.

The tonnes and grade contained within the stope wireframes were extracted from the block model indicated resource data, and external dilution and mining recovery factors were applied to estimate the reserves. The results have been summarized in Table D15.3.

TABLE D15.3:THUNDER CREEK DEPOSIT ESTIMATED RESERVES

Item	Tonnes	Grade (grams/tonne)	Ounces
Block Model Indicated Resource Above 3.0 g/t captured within the stope wireframes	1,830,506	6.99	411,376
Block Model Indicated Resource Below 3.0 g/t captured within the stope wireframes (Planned Dilution)	628,500	1.85	37,382
Internal Waste Rock captured inside the stope wireframe Planned Dilution)	159,744	0.00	0
External Low Grade Material and Waste Rock (Unplanned Dilution)	304,509	1.00	9,806
Subtotal	2,923,259	4.88	458,564
90% Mining Recovery	2,630,933	4.88	412,708
Adjustment for 2012 Mining Plan (inferred resource mined)	41,589	3.93	5,255
Reserves Mined to Surface	2,672,522	4.86	417,963

A detailed development schedule, production profile, and mine design was completed to estimate the capital and operating costs required to access, develop, and extract the Thunder Creek Deposit reserves.

A cost (direct capital and operating) versus revenue evaluation was completed for each sublevel interval to confirm that each sublevel will generate positive net cash. The costs breakdown and cash flow analysis are discussed below.

Mining Methods (Thunder Creek Deposit)

Overview

The TWM includes two mineralized gold resource deposits; the Timmins Deposit and nearby Thunder Creek Deposit. Premier Royalty notes that the Thunder Creek Royalty only applies to the Thunder Creek Deposit.

The Thunder Creek Deposit mineralized resource is approximately 750 metres south of the Timmins Deposit and extends from 165 metres to 950 metres below surface. Thunder Creek consists of the Rusk Zone and the Porphyry Zone and is generally massive, striking east-west and dipping 60 degrees to the north.

Two exploration ramps were developed from the Timmins Deposit to access the Thunder Creek Deposit at 275 Level and 730 Level. Ongoing advanced exploration activities continued at Thunder Creek, including extraction of a bulk sample, throughout 2011. Development of underground mine infrastructure and surface support facilities has been ongoing, and commercial production started at the Timmins Deposit in 2011.

The existing surface infrastructure at the Timmins West Mine is shown in Figure D16.4 and includes:

•	Access roads and site grading.
•	Security gate house.
•	Shaft headframe, collar house, and hoisting plant.
•	Compressed air plant.
•	Process water supply.
•	Portal and main ramp to underground.
•	Electrical services infrastructure and distribution.
•	Timmins Deposit main fresh air ventilation fans and mine air heaters.

•	Thunder Creek main fresh air ventilation fans and mine air heaters.
•	Administration, mine dry, and training facilities.
•	Warehouse and maintenance facilities.
•	Water treatment facilities and discharge water settling ponds.

FIGURE D16.4:TIMMINS WEST MINE SURFACE INFRASTRUCTURE

SITE ACCESS ROAD
MINE OPERATIONS OFFICES
AND SAFETY/TRAINING
HOIST ROOM
NEW SEPTIC BED
HEADFRAME &
COLLAR HOUSE
SHOP & WAREHOUSE
DRY
OFFICE COMPLEX
WATER TREATMENT
POND
ELECTRICAL SUB
FUEL AREA
PORTAL
PARKING
SECURITY
CORE SHACK
BACK UP
GENERATOR
TEMP SHOP
SHAFT ORE PAD
WASTE DUMP
NEW WATER TREATMENT POND
THUNDER CREEK
FRESH AIR RAISE
FANS/HEATERS

The existing underground infrastructure at the TWM is shown in Figure D16.5 and includes:

•	The 5.5 metre diameter, 710 metre deep production shaft.
•	Main shaft stations at 200 Level, 525 Level, and 650 Level.
•	Ore and waste rockbreakers and bins at 650 Level, and a Loading Pocket at 670 Level.
•	Ventilation raises to surface and internal ventilation raises underground.
•	The main ramp from surface to approximately 290 Level.
•	An internal ramp system to access existing sublevels.
•	Mine dewatering facilities.
•	Electrical distribution and communications.
•	Compressed air and service water distribution.
•	Maintenance facilities.
•	Access to the Thunder Creek Deposit at 275 Level and 730 Level.

FIGURE D16.5:TIMMINS WEST MINE EXISTING UNDERGROUND INFRASTRUCTURE

Underground Access

The Timmins Deposit and Thunder Creek Deposit indicated resource will be extracted using underground mining methods.

Primary/ Secondary Access

The Thunder Creek Deposit will be accessed via existing ramps originating at the Timmins Deposit 200 Level (accessing Thunder Creek at 275 Level) and 650 Level (accessing Thunder Creek at 730 Level).

An existing portal and ramp from surface currently extends to the Timmins Deposit 290 Level. Development of an internal ramp system at each deposit is ongoing and will connect to each production level in the mine (i.e. no captive levels), including a shaft bottom access ramp.

Secondary access/egress to/from the underground will be via the existing portal and ramp to surface, and internal raises equipped with escapeways.

The primary access to the underground workings and transfer of ore and waste rock to surface will be via the existing production shaft (sunk in close proximity to the Timmins Deposit).

Broken ore and waste rock are hauled to separate ore and waste dumps/rockbreaker arrangements near the shaft at 650L. Broken material is dumped onto grizzlies and the sized material feeds the 350 tonne capacity ore bin below.

The bins feed a conventional gravity fed loading pocket. For the ore system, ore feeds from the bin to a splitter to divert the material into the two measuring flasks.

Since much of the future ore and waste rock will be produced from below the current shaft bottom, additional ore bin storage capacity will be required. The work will include developing a ramp to 25 metres above the existing rockbreaker station, and constructing a new bin, dump/grizzly, and rockbreaker arrangement.

Longhole with delayed unconsolidated rockfill (Longhole) stoping has been the primary mining method used to date at the Timmins West Mine. Longhole is a widely used and proven mining method that involves common industry equipment and labour skillsets.

Varying resource geometry will require more than one mining method to extract the resource. The narrower, flatter dipping geometry at the Timmins Deposit will require a combination of Longhole and Mechanized Cut and Fill (MCAF) methods, while the massive, steeper dipping geometry at Thunder Creek will support the use of primarily bulk transverse Longhole mining.

Mined out stopes will be backfilled.

The indicated mineralized zones at the Thunder Creek Deposit average 20 metres wide and dip approximately 60 degrees to the North. The massive geometry of the Rusk and Porphyry zones at Thunder Creek will be suitable for the transverse longhole mining method with a primary/secondary stoping sequence. The Longhole method has been successfully used throughout the mining industry to mine ore bodies with similar geometry.

Initial preliminary geotechnical study work has concluded that the hangingwall of 15 metre wide stope panels (along strike) will remain stable at 35 vertical metre sublevel intervals. A number of comparison exercises were completed to evaluate if a shorter sublevel interval should be considered.

Mining Dilution and Recovery

Two sources of dilution have been considered in establishing the probable reserves.

Planned dilution includes low grade material and/or waste rock that will be mined and will not be segregated from the ore.

Planned dilution is directly reported from block model data and waste rock within stope wireframes.

Unplanned dilution includes low grade resource, waste rock, and/or backfill from outside the planned drift profile or stope limits that overbreaks or sloughs and is mucked with the ore and delivered to the mill.

Mining Recovery

Two recovery factors have been considered in establishing the probable reserves.

Planned recovery includes the in3situ block model resource that will be accessed, developed, and mined.

A mining recovery factor has been applied to account for material that is planned to be mined within the confines of the stope limits.

A 90% mining recovery has been considered in estimating the probable reserves mined to surface.

Block Model Cut-Off Grade

An initial 3 grams per tonne block model cut-off grade has been used to identify and evaluate potential mining areas for both deposits. The following assumptions have been made to establish the initial cut- off grade:

Mine Operating Cost	$75 per tonne
Mill Operating Cost	$25 per tonne
Sustaining Capex	$50 per tonne
Total Cost	$150 per tonne ($CAN)

Gold Price $1,500 ($CAN) per ounce ($48 per gram).

Thunder Creek Deposit Probable Reserve Estimate

Based on the in-situ indicated resource included in the Thunder Creek block model, the following methodology was used to estimate the probable reserves.

The Thunder Creek block model was reviewed in plan and in section to identify indicated resource above the 3.0 grams per tonne cut-off grade, and to confirm the Longhole mining method. Sublevels were established at 35 metre vertical intervals and mining shapes were designed at five metre intervals along strike for each sublevel. The mining shapes on each section were meshed with shapes on adjacent sections to generate stope wireframes.

External dilution parameters were developed and applied to each individual stope based on geometry and size.

The tonnes and grade contained within the stope wireframes were extracted from the block model indicated resource data and external dilution and mining recover factors have been applied to estimate the probable reserves. The results have been summarized in Table D16.6.

TABLE D16.6:THUNDER CREEK DEPOSIT ESTIMATED PROBABLE RESERVES

Item	Tonnes	Grade (grams per tonne)	Ounces
Block Model Indicated Resource Above 3.0 g/t captured within the stope wireframes	1,830,506	6.99	411,376
Block Model Indicated Resource Below 3.0g/t captured within the stope wireframes Planned Dilution)	628,500	1.85	37,382

Item	Tonnes	Grade (grams per tonne)	Ounces
Internal Waste Rock captured within the stope wireframes Planned Dilution)	159,744	0.00	0
External Low Grade Material and Waste Rock (Unplanned Dilution)	304,509	1.00	9,806
Subtotal	2,923,259	4.88	458,564
90% Mining Recovery	2,630,933	4.88	412,708
Adjustment for 2012 Mining Plan Inferred Resource Mined)	41,589	3.93	5,255
Reserves Mined to Surface	2,672,522	4.86	417,963

A development schedule, production profile, and mine design has been completed to estimate the capital and operating costs required to access, develop, and extract the Thunder Creek Deposit reserves. A cost (direct capital and operating) versus revenue evaluation was completed for each sublevel interval to confirm each sublevel will generate positive net cash. In addition, a life-of-mine cash flow analysis has been completed to demonstrate that the probable reserves support major capital infrastructure.

All ore and waste rock that will be skipped to surface will be hauled by trucks to the existing production shaft at the 650L grizzly/rockbreaker stations (or to a planned future additional rockbreaker station).

An estimated 2.5 million tonnes of waste rock will be generated from development and raising activities. Where possible, waste rock will be dumped into mined out stopes as backfill, otherwise waste rock will be hauled to the 650L rockbreaker and subsequently skipped to surface (and possibly later returned underground for backfilling).

The main access to the Thunder Creek Deposit will be via the two existing connecting ramps from the Timmins Deposit at 275L and 730L.

A development schedule has been completed for the Thunder Creek Deposit. The schedule starts January 1, 2013 and has been based on the development planned in the 2012 Budget prepared by Lake Shore.

Production at Thunder Creek will ramp up to approximately 1,500 tonnes per day at steady state and will include a combination of ore development and transverse Longhole stoping. Production will be a combination of:

•	4 to 5 Longhole stopes at 350 tpd each.
•	Ore development up to 200 tpd.

Production will ramp up to approximately 2,400 tonnes per day by 2014 and will begin to ramp down in 2017. It is expected that prior to ramp down, diamond drilling will have converted additional inferred resource material to the indicated category, with potential to locate further resources.

TABLE D16.11:PRODUCTION SUMMARY

Production Area	Total	2012	2013	2014	2015	2016	2017	2018	2019
Thunder Creek
Tonnes	2,672,522	263,849	529,087	537,478	525,696	547,677	268,734	0	0
Grade	4.8	4.6	4.8	5.3	4.8	5.0	4.1	0.0	0.0
Ounces	417,963	39,099	81,406	92,038	81,834	88,530	35,057	0	0
TPD			1,512	1,536	1,502	1,565	768	0	0

The existing development, production, and auxiliary underground equipment fleet will continue to be used (where applicable), with additional equipment purchased as required to meet increased production demands.

Steady state ventilation requirements have been estimated based on providing 0.06 cubic metres per second (cms) of fresh air per kilowatt (kW) of mobile equipment diesel power (including factors for engine utilization), for the equipment anticipated to be operating.

Thunder Creek will require an estimated 240 cms of fresh ventilation air.

Personnel

An existing core group of management, environmental, technical services (engineering/geology), administration, maintenance, supervisory, and production personnel will continue to operate the site. Additional personnel will be hired (many in 2012) to support increased production activity.

The underground mine services will include electrical power distribution and communications, compressed air, service water, and dewatering.

A geotechnical engineering consultant (Mine Design Engineering) has been providing geotechnical support to Lake Shore Gold for the TWM since the start of development. The consultant has completed underground field work to assess rock mass properties and conditions. Geotechnical data collection has been used for evaluating stope stability. In general, stopes have been designed to be stable without the requirement for secondary ground support.

Ore mined to date from the TWM has been milled at Lake Shore’s existing Bell Creek Mill. All future ore mined from the TWM will also be processed at the Bell Creek Mill.

The Bell Creek tailings facility is part of the Bell Creek complex. The facility first received tailings from the Bell Creek Mine in 1986 at an initial rate of 300 tpd and later increased to 1,500 tpd by 2002. Production from the Bell Creek Mine ceased in 2002 and the tailings facility was placed in a state of inactivity (care and maintenance) from 2002 to 2008. The Bell Creek Mill resumed operation in the last quarter of 2008 and the tailings facility was reactivated. The Bell Creek Mill currently processes ore from both the Bell Creek advanced exploration project and the TWM at a nominal rate of 2,000 tpd.

The tailings facility is located west of the Bell Creek mill, covers an area of approximately 75 ha, and includes the following:

•	Two tailings cells (Phase 1/2 cell, Phase 3 cell).
•	Clear water pond.
•	Effluent treatment pond.

Tailings are pumped in a conventional slurry stream (40% to 45% solids) from the mill to the tailings facility for deposition.

The Bell Creek mill is currently undergoing an expansion to increase throughput capacity to 3,000 tpd by the fourth quarter of 2012. A phased expansion of the Bell Creek tailings facility will follow, with the first phase of expansion planned for completion in 2014. The new tailings area will be expended incrementally and will ultimately hold 20 million tonnes of tailings material.

Market Studies and Contracts

Markets for the gold produced by Lake Shore are readily available. These are mature, global markets with reputable smelters and refiners located throughout the world. Markets for doré are readily available. Demand is presently high with prices for gold showing remarkable increases during recent times. The 36-month average London PM gold price fix through February 2012 was US $1,421/oz.

Lake Shore has numerous contracts with external third party entities, none of which are considered individually material to the overall economics of Premier Royalty.

Environmental Studies, Permitting and Social or Community Impact (Thunder Creek Deposit)

Regulatory and Framework

This section provides an overview of the environment related authorizations that are required for the operation of TWM. Legislation related to routine operational monitoring, reporting, and notifications is not discussed herein.

Mining projects, normally being private projects, are generally not subject to the Environmental Assessment Act unless designated. If a project becomes designated, then the project must complete an Individual Environmental Assessment (EA) prior to any permits being issued.

The provincial environmental assessment process is often triggered by specific components of a project rather than the entire project itself.

The Canadian Environmental Assessment Act (“CEAA”) applies to mining projects for which the federal government exercises authority on some aspect of the Project. For mining projects, the CEAA process is usually triggered through a Fisheries Act, Navigable Water Act, or Explosives Act approval. This process has not been triggered to date.

Provincially, the Ministry of Northern Development and Mines (“MNDM”) is the lead agency for mining projects in Ontario. Mine production triggers requirements under Part VII of the Mining Act. These requirements include notifications, public and First Nations consultation, closure plans and financial assurance. Approval of a closure plan provides rights for the company to proceed under the Mining Act. Mine production is not allowed on unpatented mining claims and public notice is mandatory for mine production.

This process was brought to the forefront in October of 2010. During this time Lake Shore conducted all the requirements mentioned in the above paragraph to obtain approval from the MNDM for their submission of a Production Closure Plan for the TWM.

The Ministry of the Environment (“MOE”) issues permits to take water (both surface and groundwater), emit noise and dust, and discharge into the atmosphere. The MOE will administer the following permits for the TWM Project:

•	Wastewater treatment and effluent discharge from the mine process water, including construct and operate tailings impoundment – Ontario Water Resources Act (“OWRA”).
•	Water taking permits – OWRA.
•	Industrial Sewage Works Permit – OWRA.
•	Solid waste management (waste generator registration) – Ontario Environmental Protection Act (“EPA”).
•	Noise/air emissions – EPA.

Currently, the TWM is operating under the following permits issued by the Ontario MOE:

•	Permit to Take Water 6841-82UQ75 issued February 22, 2010.
•	Certificate of Approval #5028-89PJTR issued September 29, 2010.
•	Certificate of Approval for Air and Noise #3055-6WVLMG.
•	Waste Generator #ON6594555.

The Ministry of Natural Resources (“MNR”) issues land use permits and work permits under the Public Lands Act and the Lakes and Rivers Improvement Act, respectively. The MNR will administer the following permits for the Timmins West Mine Project:

•	Forest Resource Licence for the cutting of crown owned timber.
•	Land use permits for such things as effluent ditches/pipelines, access roads, camps, etc., where the acquisition of crown lands is required – Public Lands Act.
•	Work permits for such things as creek crossings or impoundment structures (dams) Lakes and Rivers Improvement Act.

A private entrance permit was required from the Ministry of Transportation for the entrance to the site which connects onto provincial Highway 101 West. This permit was approved in July 2008 and is currently active.

Federal Permits

Environment Canada (“EC”) involvement in the permitting process begins with the submission of a production closure plan. At that time, they receive a copy of the plan for information purposes. EC does not usually comment on the production closure plan. When the mine began commercial production the Metal Mining Effluent Regulations and Environmental Effect Monitoring came into force. This requires the operation to conduct additional monitoring of the discharge effluent as well as detailed aquatic, benthic, and sediment investigation on the receiver, in this case the Tatachikapika River.

Environmental Impacts

Water management and protection of the cold water systems on and adjacent to the TWM site were recognized from the onset of the project as primary environmental concerns. Preliminary design for TWM includes the concept of managing rock that can be an acid generating risk within a containment facility and treating runoff in accordance with regulatory requirements before release to the environment. TWM is regulated under both provincial and federal legislation.

Closure Planning

Mine closure is the orderly safe and environmental conversion of an operating mine to a “closed-out” state.

The development of a walk-away, no active management scenario is a primary environmental management goal for this project. The long-term environmental management issues associated with the project have been identified in the Mining Act and relate to ore hoisted to surface, waste rock dumps, open holes to surface and overall construction of permanent structures. Other secondary issues, such as returning the site to a productive use (i.e. forestry) will be accommodated within the context of the Closure Plan.

Capital and Operating Costs

The cost estimates are in 2012 Canadian dollars and are to a level of accuracy of±25 percent. Escalation has not been included.

Lake Shore Budgeted 2012 Capital Costs

The 2012 capital costs include the work planned by Lake Shore and included in the TWM 2012 operating plan for the total project including Thunder Creek (budget) to expand/upgrade the existing surface and underground infrastructure to support both the short term production ramp up and the longer term sustained production rate. This also includes full funding of the Bell Creek Mill expansion project and related environmental projects at the Bell Creek Mill site. The 2012 capital costs estimated by Lake Shore are summarized in Table D21.1.

TABLE D21.1:2012 TIMMINS WEST MINE BUDGETED CAPITAL COSTS

Item	2012 Capital Costs (millions)
Lake Shore Budgeted Mine Capital 2012	$94.65
Environmental Projects 3 Subtotal	$3.30
Ventilation Related 3 Subtotal	$8.19
Miscellaneous Raise Development 3 Subtotal	$4.71
Underground Construction 3 Subtotal	$5.13
Engineering Studies 3 Subtotal	$0.38
Electrical Projects 3 Subtotal	$4.68
Surface Infrastructure 3 Subtotal	$6.76
Hoist Related Critical Spares 3 Subtotal	$0.97
Mobile Equipment 3 Subtotal	$8.44
Capital Development 3 Subtotal	$22.40
Capital Diamond Drilling 3 Subtotal	$3.41
Capitalized Common Costs 3 Subtotal	$26.28
Lake Shore 2012 Budgeted Bell Creek Mill Expansion and other Mill projects 3 Total	$67.00
Total Estimated Capital Costs	$161.65

Of the estimated $161.65 million capital costs budgeted for 2012, $19.3 million is considered “direct” capital required to establish specific sublevel infrastructure required to mine the reserves and has been used in the economic evaluations (to confirm the reserves for each sublevel). The remaining $142.35 million in capital costs are attributable to common major underground infrastructure, surface site infrastructure, and Bell Creek Mill Expansion and other mill related projects.

Sustaining Capital Costs

The sustaining capital costs include the development, infrastructure, construction, and equipment purchases required (after 2012) to support ongoing mining and expansion of the mine into new production areas. The estimated sustaining capital costs have been summarized in Table D21.2.

TABLE D21.2:ESTIMATED SUSTAINING CAPITAL COSTS (2013 TO 2019)

Item	Sustaining Capital Cost (millions)*
Lake Shore Estimated Capital Projects TWM Mine Related Only	$19.64

Lake Shore Estimated Bell Creek Mill Expansion and other Mill related projects	$4.95

Mobile Equipment Purchases	$11.45

Mobile Equipment Rebuilds	$18.49

Underground Infrastructure and Construction	$23.26

Timmins Deposit Ramp Development	$12.63
Thunder Creek Ramp Development	$6.06
Timmins Deposit Lateral Waste Development	$18.93

Item	Sustaining Capital Cost (millions)*
Thunder Creek Lateral Waste Development	$10.69
Timmins Deposit Raise Development	$7.01

Thunder Creek Raise Development	$5.99

Waste Rock Haulage and Handling	$6.66

Subtotal	$145.76
Contingency 15%	$21.86
Total Estimated Sustaining Capital Costs	$167.62

*Not all of the above amounts relate to Thunder Creek and may include disclosure with respect to the Timmins Deposit.

Of the estimated $167.62 million sustaining capital costs, $53.59 million is considered “direct” capital required to establish specific sublevel infrastructure required to mine the reserves and has been used in the economic evaluations (to confirm the reserves for each sublevel). The remaining $114.03 million in sustaining capital costs are attributable to common major underground infrastructure, surface site infrastructure, and Bell Creek Mill Expansion and other mill related projects.

Operating Costs

The life of mine operating costs will include both direct and indirect costs.

Direct operating costs include waste development to access specific stopes, ore sill development and stope production activities. All costs not directly related to mine construction, development, and production activities, have been included in the indirect operating costs.

The operating costs are summarized in Table D21.3.

TABLE D21.3:OPERATING COST SUMMARY*
(Aggregate costs for Thunder Creek may differ from below as some costs are inclusive of costs with respect to the Timmins Deposit)

Item	Cost (millions)	Cost $/Tonne
Lake Shore Budgeted 2012 Operating Costs	$68.31	$116.50/t(1)
Timmins Deposit Direct Operating Costs (2013 to 2019)	$102.28	$51.51/t(2)
Waste Development	$6.53	$3.29/t
Ore Development	$5.79	$2.92/t
Longhole Stoping	$35.38	$17.82/t
MCAF Stoping	$43.44	$21.88/t
Waste Rock Haulage	$0.55	$0.28/t
Ore Haulage	$10.59	$5.32/t
Thunder Creek Direct Operating Costs (2013 to 2019)	$67.92	$28.20/t(3)
Waste Development	$6.29	$2.61/t
Ore Development	$3.81	$1.58/t
Longhole Stoping	$50.76	$21.07/t
Waste Rock Haulage	$0.34	$0.14/t
Ore Haulage	$6.72	$2.80/t
Indirect Costs (2013 to 2019)	$197.44	$44.93/t(4)
Indirect Labour (Staff and Supervision)	$35.06	$7.98/t

Indirect Labour (Shaft, Construction, Services, Maintenance)	$38.15	$8.68/t
Site Costs	$11.40	$2.59/t
Leases/Rentals	$0.86	$0.19/t
Power Consumption	$26.37	$6.00/t
Electrical Miscellaneous	$1.69	$0.38/t
Surface Facilities Maintenance	$2.74	$0.62/t
Propane Consumption	$9.58	$2.18/t
Engineering Supplies	$1.58	$0.36/t
Environmental Consultants, Supplies, and Consumables	$6.29	$1.43/t
Ammonia Treatment Plant Operation	$8.16	$1.86/t
Safety and Training (includes Mine Rescue)	$2.74	$0.62/t
Geology Labour, Sampling, and Diamond Drilling	$34.91	$7.94/t
Indirect Mobile Equipment Operating	$11.49	$2.61/t
Lake Shore Timmins Administration Team	$6.42	$1.49/t
Surface Haulage and Milling (2013 to 2019)	$128.05	$29.14(4)
Highway Haulage to Bell Creek Mill	$30.76	$7.00
Milling	$97.29	$22.14
Total Estimated LOM Operating Costs	$564.00	$113.24(5)

* Not all of the above amounts relate to Thunder Creek and may include disclosure with respect to the Timmins Deposit.

(1)	Based on 586,341 tonnes included in the Timmins West Mine 2012 production forecast.
(2)	Based on 1,985,727 tonnes produced from Timmins Deposit, during 2013 to 2019.
(3)	Based on 2,408,672 tonnes produced from Thunder Creek during 2013 to 2017.
(4)	Based on combined 4,394,399 tonnes produced from TWM during 2013 to 2019.
(5)	Based on combined total 4,980,740 tonnes produced from TWM LOM.

The estimated average LOM operating cost will be $113.24 per tonne.

Using the same tonnes, grade, and capital and operating costs (as in Table D22.2), a sensitivity was completed to estimate the net cash per sublevel at US $1,300 per ounce gold price (at the same 1.0 currency exchange rate). At US $1,300 per ounce gold price, the estimated net cash from mining Timmins Deposit probable reserves will be $164.21 million and for mining the Thunder Creek Deposit probable reserves will be $203.85 million (total $368.06 million).

Considering the base case at US $1,600 per ounce gold price, when the capital allowance from 2012 infrastructure is deducted the net remaining becomes $457.78 million and when the sustaining infrastructure capital is removed the net revenue becomes $343.75 million as summarized in Table D22.3.

TABLE D22.3:ESTIMATED NET REVENUE

Item	US $1,600/oz (millions)	Sensitivity US $1,300/oz (millions)
Net Revenue from Direct Mining and Processing	$600.13	$368.06
Less 2012 Capital Costs (common infrastructure)	$142.35	$142.35
Net Remaining	$457.78	$225.71
Less Sustaining Capital Costs (common infrastructure)	$114.03	$114.03
Net Revenue	$343.75	$111.68

Considering the same mine design and production plan, the estimated gold price to break-even on all capital costs will be US$1,156 per ounce. The estimated gold price to break-even on all (direct capital plus common infrastructure capital) post 2012 capital will be US$972 per ounce. The estimated gold price on direct capital only (post 2012) will be approximately US$824 per ounce, and the break-even operating cost is US$709 per ounce.

Although limited initial metallurgical testing has been conducted on core sample from the Timmins and Thunder Creek Deposits since the previous respective technical reports to the Thunder Creek Report, the best large scale testing was achieved through batch milling of the various sources over a period between September 2010 and June 2011, when capacity at the Bell Creek mill was available. Rusk Shear Zone and Porphyry Zone bulk samples were largely extracted from the 300 metre Level and 730 metre Level elevations respectively during this period (Table D25.2) and returned greater than 96.5% recovery. For most of 2011, and especially after June 2011 the mill production was increased to capacity and run of mine feed was blended from multiple sources; Timmins Mine, Bell Creek and Thunder Creek deposits achieving very positive gold recoveries, averaging in excess of 96 percent.

TABLE D25.2:BATCH MILLING RESULTS FOR THUNDER CREEK DEPOSIT MINERALIZATION

Thunder Creek Batch Mill Processing Results
Year	Month	Tonnes	Grade (g/t	Recovery	Head Ounces	Ounces
			Au)			Produced
2010	September	2,824.94	5.21	96.87%	473.11	458.3

2011	March	24,028.8	3.75	97.32%	2,894.11	2,816.62

2011	May	13,213.3	3.75	97.03%	1,593.53	1,546.24

2011	June	5,631.9	3.98	97.21%	721.43	701.31

Risks

The resource base used for inclusion in the previously completed PEA (being the preliminary economic assessment) included inferred mineral resources. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the financial outcomes predicted by the PEA will be realized.

The resource base used for the engineering and economic evaluations used in the prefeasibility study (“PFS”) level work completed to support the Reserve statement disclosed in section includes material in the indicated resource category only.

The realized grade in any mining plan has the greatest impact on financial returns. Ongoing diamond drilling programs are planned and will need to be funded to reduce this risk going forward.

Gold prices are subject to significant fluctuation and are affected by a number of factors which are beyond the control of Lake Shore. Lower than predicted gold prices will reduce the projected cash flow from the operation. The economic analyses presented in this PFS have been conducted using both short and long term gold price assumptions (US $1,600 and US $1,300 respectively). A break even price has been calculated at US $1,156/oz to cover all costs associated with mining these reserves.

Currency fluctuations are also affected by factors which are beyond the control of Lake Shore. A stronger than predicted Canadian dollar versus the U.S. dollar will reduce the projected cash flow from the operation.

Operating and capital costs determined as the basis for this PFS have been developed based on industry benchmarks and best practice as well as actual performance metrics of the operation in 2011. These factors are considered low risk elements and have intrinsically less impact on financial returns.

Social, political, and environmental factors are all considered to be low risk factors for the TWM.

EMIGRANT PROJECT

Prior to the completion of the Business Combination, Premier Royalty expects to complete the Premier Gold Royalty Portfolio Acquisition. The Emigrant Springs Royalty is one of the royalty interests in the Premier Gold Royalty Portfolio and will be a material royalty interest for Premier Royalty. The Emigrant Springs Royalty is payable in respect of Newmont Mining Corporation’s (“Newmont”) project (previously known as the Emigrant Springs Project) on which the Emigrant deposit is located, in Elko County, Nevada (the “Emigrant Project”). Pursuant to section 9.2(2) of NI 43-101, Premier Gold has an exemption from completing certain items in the Emigrant Project Report. In connection with the disclosure below related to the Emigrant Project, information with respect to exploration, drilling, sample preparation analyses and security, mineral processing and metallurgical testing and capital and operating costs in respect of the Emigrant Project was not available in the public domain and, as a result, such information has not been completed for the purposes of this Schedule “B”.

For purposes of this section, references to “Premier Gold” include its wholly-owned subsidiary Premier Gold Mines USA, Inc.

Property Description and Location (Emigrant Project)

Location

The Emigrant Project is located in the northern portion of the state of Nevada near the border of Elko and Eureka counties. The location of the Emigrant Project and other properties held by Premier Gold is shown in Figure E4.1.

Figure E4.1: Emigrant Project Location Map

Figure supplied by Premier Gold. Figure dated August 25, 2012.

More specifically, the Emigrant Project is located southeast of the town of Carlin, population 2,161, and approximately 2.5 km east of Newmont’s formerly producing Rain mine.

Title and Ownership

Premier Gold, through its wholly-owned subsidiary, Premier Gold Mines USA, Inc., holds the mineral rights to 12 sections, of one square mile each, or 640 acres, of land in Elko County, which constitute the Saddle Project. Section 35, Township 32 North, Range 53 East, containing the Emigrant Project, has been leased to Newmont under terms which include the payment to Premier Gold of a 1.5% production royalty. The 12 sections of land held by Premier Gold are shown in Figure E4.2 and their locations are identified in Table E4.1. The lease was entered into on June 15, 1980 for an initial term of 50 years, and so for so long thereafter as mining development or processing operations are being conducted on the leased property.

Figure E4.2: Location of the Sections of Land Owned by Premier Gold

Figure supplied by Premier Gold. Figure dated August 25, 2012.

Table E4.1: Details of the Sections of Land Held by Premier Gold

Township	Range	MDM*, Section
32 North	52 East	25
31 North	53 East	4
32 North	53 East	15, 19, 21, 23, 25, 27, 29, 31, 33, 35

*MDM is the abbreviation for Mount Diablo Meridian.

Mineral rights to the 12 sections now owned by Premier Gold were originally privately held. Surface rights are retained by the U.S. federal government. In 2009, Saddle Gold Inc. (“Saddle Gold”) completed a purchase agreement with the previous owners, the Petan Corporation (“Petan”) and Peter Jackson. Under the terms of the agreement, Saddle Gold undertook to make payments totalling US$13,000,000, beginning with a US$1,000,000 payment in 2009 and gradually escalating over a seven-year period, ending with a US$2,000,000 payment due in 2016. The payments are secured by a US$12,000,000 promissory note bearing a 5% annual rate of interest. In the event that Saddle Gold defaulted on its payment obligations, the mineral rights would revert to the sellers.

In 2010, Saddle Gold was acquired by Premier Gold. The aggregate purchase price paid by Premier Gold for all of the outstanding securities of Saddle Gold was US$24 million, with Premier Gold paying US$3.1 million in cash and issuing 5,442,357 common shares, at a deemed price of CND$4.00 per share, to the stockholders of Saddle Gold.

Following the acquisition, Premier Gold holds all of the assets and liabilities of Saddle Gold, including the outstanding debt (the “Saddle Debt”) in the principal amount of US$12 million, through its wholly-owned Delaware subsidiary, Premier Gold Mines USA, Inc. The Saddle Debt is secured, among other things, by the Saddle Property and the Emigrant Springs Royalty and is payable on an annual basis, with the last payment due on August 5, 2016.

Premier Gold also acquired its 1.5% production royalty on the Emigrant Project when it purchased Saddle Gold. The production royalty becomes payable upon the start of production from the Emigrant project and is calculated based on net refinery returns after deducting all freight, treatment and insurance charges with all royalty accruing in any month due and payable before the 25th day of the following month. Pursuant to, among other things the lease agreement with Newmont, an additional 1% production royalty is payable to certain third parties in respect of the production from the Emigrant Project. Pursuant to the terms of the lease agreement with Newmont, Premier Gold is permitted to enter the Emigrant Project for purposes of inspecting the leased property.

Under terms of a warranty deed which transferred surface rights to the 12 sections from Petan to the U.S. federal government in 1965, Petan and its assigns or successors retain the right to use as much of the surface as may be required in prospecting for, locating, developing, producing and transporting coal, oil, minerals and any of their byproducts. Premier Gold reports that personnel of the U.S. Bureau of Land Management Elko Field Office have indicated verbally that the federal government believes that this deed restriction exempts the owners of mineral rights from having to apply for federal permits to create disturbance associated with exploration and mining activities on the sections controlled by Premier Gold. The surface rights in respect of Section 4, T 31N, R 53E and Section 33, T 32N., R 53E. were conveyed by the U.S. federal government to Newmont pursuant to a deed dated September 25, 1987.

Premier Gold has advised Micon International Limited (“Micon”) that since its acquisition of Saddle Gold, Premier Gold has maintained its interest in the production royalty and that in connection with the reverse takeover transaction involving Bridgeport and Premier Royalty, Premier Gold intends to transfer the 1.5% production royalty on the Emigrant Project to Premier Royalty.

Permitting

The State of Nevada requires that a permit be obtained for any exploration project that disturbs more than 5 acres (2.037 ha) in any calendar year. Newmont carried out open pit mining at the Rain mine, Section 33, T 32N, R 53E, from 1988 to 1994 and at the SMZ pit, Section 4, T 31N, R 53E in 1994. These operations were located on the lands now held by Premier Gold. Compliance with federal reclamation requirements for these operations is governed by a Plan of Operations (“POO”) issued by the U.S. Bureau of Land Management (“BLM”). Newmont’s exploration activities in any sections under lease from Premier Gold are covered by a separate POO. The BLM considers details of environmental liabilities included in these POOs to be non-public information. Typically, the federal and state governments in the western U.S. require mining and exploration operators, at a minimum, to reclaim surface disturbance through recontouring and reseeding.

The Rain mine is also subject to State of Nevada reclamation requirements, which can be satisfied by compliance with federal requirements, and to the monitoring and closure provisions of a Water Pollution Control Permit issued by the Nevada Division of Environmental Protection. Nevada water pollution control regulations specify that inactive mine tailings impoundments must be characterized and covered to protect wildlife. In 1991, the Division of Environmental Protection modified Newmont’s Water Pollution Control Permit to require mitigation of acid mine drainage.

According to the Elko Daily Free Press of January 27, 2011, the BLM approved the Emigrant Project. The Newmont website notes that construction started in May, 2011, and that, mining was expected to commence in the second half of 2012. Micon infers from this that Newmont has obtained all of the permits and approvals necessary to build and operate the mine. However, Micon has been unable to verify this, since Premier Gold does not have access to the Project data. Micon is not aware of any significant factors or risks that may affect Newmont’s access or ability to perform work on the Emigrant Project. Micon is not aware of any significant factors or risks that may affect Premier Gold’s title to the mineral interests that constitute the Emigrant Project.

Micon is unaware of any other outstanding environmental liabilities, other than those normally associated with owning an operating mine in the U.S., attached to the Emigrant Project, and is unable to comment on any remediation which may have been undertaken by previous companies.

Accessibility, Climate, Local Resources, Infrastructure and Physiography (Emigrant Project)

Accessibility and Local Resources

Access to the Emigrant Project is via approximately 4.8 km of paved highway south from Carlin (Nevada State Highway 308), then over a well-maintained two-lane gravel road southeast from Highway 308. This road is the access for Newmont’s former Rain open pit and underground operation, as well as Premier Gold’s Saddle Project. Secondary dirt roads provide access to other areas of the property.

The main regional centre is Elko, Nevada which is situated approximately 32 km to the north-northeast. Elko is the main supply base, headquarters and primary residential centre serving the Carlin trend mines. Elko is also the main airport for the region, with daily flights to and from Salt Lake City.

The city of Elko is home to both the Newmont and Barrick Gold regional offices, as each owns a number of operating gold mines in the nearby Carlin Belt. The area is able to provide sufficient power, water and mining personnel to support a new operation. The region also continues to be the focus of exploration activities for gold mineralization by a number of junior companies.

Climate and Physiography

Elko County is located in the Great Basin desert. Annual precipitation for Elko averages 244 mm, with a maximum average of 29 mm in January and minimum average of 7.6 mm in July. The average monthly high and low temperatures are 32 °C in July and -10.1 °C in December. Average annual snowfall for the city of Elko is 92.4 cm. Precipitation in Elko County is strongly topographically controlled and the actual snowfall at the Emigrant Project is probably significantly greater as it is higher in elevation.

The Emigrant Project is situated in an area of rugged drainages and ridges in the northern Pinion range. The Pinion range is typical of mountain ranges in the Basin and Range physiographic province of the western US. Elevations in the area vary from approximately 2,259 m above sea level near the summit of a hill in the southeast corner of Section 29, T 32N, R 53E, to a minimum of approximately 1,762 m at the bottom of a drainage on the northern boundary of Section 15, T 32N, R 53E.

The BLM investigated vegetation and wildlife in the property area in connection with the Draft Environmental Impact Statement for Newmont’s proposed Emigrant mine (Bureau of Land Management, 2008). This area includes Sections 4, 25 and 35 (being the section which contains the Emigrant Project, but ecological conditions in this area are broadly similar to the rest of the property held by Premier.

Vegetation consists of low shrubs (mostly sagebrush, rabbitbrush and antelope bitterbrush), forbes (including western hawksbeard, arrowleaf balsamroot, spurred lupine and Stansbury phlox), grasses and Utah juniper. In areas where there has been disturbance related to construction of drill pads and roads, invasive weeds such as Scotch thistle and cheat are present. Wildlife in the area consists primarily of deer, pronghorn antelope, mountain lions, bobcats, coyotes, badgers, rabbits, bats, various raptors (including golden eagles, hawks and owls), sage grouse, chukar, dove, songbirds, and small rodents and reptiles.

Infrastructure and Permitting

Operations at gold mines in north-central Nevada are typically conducted on a year-round basis, but may be occasionally impacted for short periods of time by exceptionally heavy snowfall.

The surface rights to the Emigrant Project are held by the U.S. federal government.

A power line which supplies electricity to Newmont’s Rain mine passes through Section 29, T 32N, R 53E. NV Energy provides electric power to mining companies throughout north-central Nevada.

Drilling in Section 29 encountered groundwater at depths of approximately 155 to 165 m. The BLM documented groundwater at depths of approximately 35 to 180 m in the Emigrant Project area. Mining companies can apply to the Nevada Division of Water Resources for water rights for mining and milling under Nevada Revised Statutes, Chapters 533-534.

Micon infers that, as Newmont has commenced the construction of the mine at the Emigrant Project, it has been able to secure all of the necessary permits to operate the mine. However, Micon has been unable to verify this, since Premier does not have access to the Project data.

History (Emigrant Project)

General History

Petan originally controlled the 12 sections which comprise the Saddle Project. Petan conveyed surface rights to the U.S. federal government in 1965, but retained the right to develop and mine most metallic mineral deposits as above. Petan sold the mineral rights to Saddle Gold in 2009. Saddle Gold was subsequently sold to Premier Gold in 2010.

Historical and Recent Exploration

Exploration by Newmont in the 1980’s discovered the Emigrant deposit, parts of which lie on the Saddle Property in Sections 25 and 35, T 32N, R 53E, as well as a number of small satellite deposits near the Rain mine, including the SMZ (mined out) and Gnome. The latter two deposits are located on the Saddle Property in Section 4, T 31N, R 53E.

Newmont continued to conduct work on the Emigrant Project, following its discovery. Between 1982 and 1983, drilling was conducted on a 400 ft grid and, in 1990, drilling was conducted on a 200 ft grid.

Resources and Reserves

Table E6.1 summarizes the resource and reserve estimates publically available for the Emigrant Project. These resource and reserve estimates are considered “historical estimates” within the meaning of NI 43-101. Micon does not know if any of these estimates were prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and definitions and has not done sufficient work to classify the estimates discussed in this section as current estimates and while the information publically available indicates the presence of mineralization such data may not be relied upon. The key assumptions, parameters and methods used to prepare the historical estimates in Table E6.1 are not publically discussed and are unknown. Newmont, however, is a major gold mining company and its public reporting and disclosure is governed by securities laws requirements with respect to, among other things, accuracy. However, Premier has advised that it is not treating the historical resource and reserve estimates as current mineral resources or historical reserves.

Table E6.1: Summary of Published Resource and Reserve Estimates for the Emigrant Project

Various Sources (Web Based and Government)
Source of Data	Resource and Reserve Estimate Particulars
Porter GeoConsultancy (Website, 2012)	4.5 Mt @ 1.2 g/t Au =5.2 t Au (Proven+Probable Reserve, 31/12/92, Christensen, 1993)
11.7 Mt @ 0.76 g/t Au (Total Geological Reserve, 27/12/89, McFarlane, 1991)
27.5 Mt @ 0.72 g/t Au (Total Geological Reserve, 1989, Coope, 1991)
46.6 t Au (Total mineable reserve, 2005, Newmont, 2005)
4.18 Mt @ 0.24 g/t Au (Indicated Resource, 2005, Newmont, 2005)
1.22 Mt @ 0.49 g/t Au (Inferred Resource, 2005, Newmont, 2005)
NBMG*, Bulletin 111, 2002	360,200 oz Au (14.6 million tons @ 0.025 opt) 11.2 t (13.1 Mt @ 0.86 g/t), Oxide Cut-off 0.01 opt
NBMG, Special Publication MI- 2008	Elko County, Rain Property, Emigrant Springs deposit, 2005: 1,531,165 oz Au (proven and probable reserves)
NBMG, Special Publication MI- 2010 (revised April 27, 2012)	Same as above
Newmont Publications from its Website
Source of Data	Resource and Reserve Estimate Particulars
2009 Reserves and Non Reserve Mineralization, As of December 31, 2009 (Disclosed in Newmont’s Annual Report filed on February 25, 2010)	Table for 2009 Equity Proven, Probable and Combined Gold Reserves, Footnote 2 “Includes undeveloped reserves at the Emigrant deposits for a combined total undeveloped reserves of 1.2 million ounces.”
2010 Reserves and Non Reserve Mineralization, As of December 31, 2010 (Disclosed in Newmont’s Annual Report filed on February 24, 2011)

Table for 2010 Attributable Proven, Probable and Combined Gold Reserves, Footnote 2 “Includes undeveloped reserves at the Emigrant deposits for a combined total undeveloped reserves of 1.2 million ounces.”

2011 Reserves and Non Reserve Mineralization, As of December 31, 2011 (Disclosed in Newmont’s Annual Report filed on February 24, 2012)

Table for 2011 Attributable Proven, Probable and Combined Gold Reserves, Footnote 2 “Includes undeveloped reserves at the Emigrant deposits for a combined total undeveloped reserves of 1.6 million ounces.”

*NBMG = Nevada Bureau of Mines and Geology.

Geological Setting (Emigrant Project)

Regional Geology

The following is a review of the regional geologic and tectonic history of the central Great Basin.

•	Rifting of the Precambrian basement occurred during the Neoproterozoic, creating an ocean basin on the western margin of North America.

•

Deposition of continental margin Cordilleran miogeocline sediments, as well as deep-sea sediments which later comprised the Roberts Mountains allochthon and lower Golconda allochthon, took place in this rifted marine basin from the Neoproterozoic to the mid-late Devonian.

•	The late Devonian to early Mississippian Antler orogeny thrust rocks of the Roberts Mountains allochthon over the those of the Cordilleran miogeocline.

•

Deposition of continental/continental margin Antler overlap sequence sediments and deep-sea sediments comprising the protoliths of the middle-to-upper Golconda allocthon took place from the late Mississippian to late-Permian.

•	The Permo-Triassic Sonoma orogeny thrust rocks of the Golconda allocthon over those of the Antler overlap sequence.

•	Further basinal and shelfal sedimentation took place in a deep back-arc basin close to the continental margin during mid-Triassic to mid-Jurassic time.

•	The mid-Jurassic Luning-Fencemaker thrust emplaced basinal over shelfal rocks, terminating continental margin sedimentation in the central Great Basin.

•	Emplacement of back-arc plutons took place during the late-middle to late Jurassic.

•	West-to-east migrating Laramide magmatism occurred during late Cretaceous to early Paleogene time, followed by northeast-to-southwest migrating late Eocene-early Miocene magmatism.

•	Basin and Range extensional block faulting occurred from Miocene through Quaternary time.

The Emigrant Property is located at the south end of the Carlin Trend, a major northwest-striking regional-scale gold belt (Figure E7.1) . Cumulative mine production from the Carlin Trend through 2008 was 71.5 million ounces of gold (Nevada Bureau, 2009). During 2008, combined total gold production from the operations of Newmont and Barrick was 3.1 million ounces. It is estimated that, if current production trends continue, mining companies will have produced 100 million ounces by 2018.

Figure E7.1: Regional Geology Map, Carlin Trend

Modified from Geologic Overview of Carlin Trend Gold Deposits, Teal and Jackson (2002).

The following is a review of the principal geologic features, ore controls and deposit characteristics by Teal and Jackson (2002).

•

The Roberts Mountains Thrust (Antler orogeny) places mainly Ordovician through Devonian basinal siliciclastic rocks of the Roberts Mountains allocthon over a suite of Ordovician through Mississippian mixed carbonate and clastic sedimentary rocks of the Cordilleran miogeocline.

•	Rocks of the lower plate of the thrust (and locally their thermally metamorphosed equivalents) host all of the major orebodies.

Geologists have demonstrated three main episodes of igneous activity on the Carlin Trend through radiometric dating: Jurassic, Cretaceous and Eocene.

High-angle north-to-northwest and northeast-striking faults represent the principal district-scale structural ore controls. The former strike north-south to N60W, may have offsets of up to 800 m and are commonly intruded by dikes. These faults may display evidence of complex histories involving multiple episodes of normal and oblique slip. Northeast-striking faults may have offsets of up to 500 m and are much less commonly dike-intruded. Many of the most important gold deposits on the Carlin Trend are present at the intersections of these two fault sets, sometimes in the footwall of the northeast-striking structures. In addition to the high-angle faults, deposit-scale ore controls also include northwest trending anticlinal folds and both high-angle and stratiform breccia bodies.

Figure E7.2 is a geological map of the Rain sub-district within the Carlin Trend, which includes the Saddle Property.

The Emigrant fault is a north-striking, normal fault that bounds the western margin of a prominent gravity anomaly east of the Rain open pit deposit and the Northeast fault. The fault hosts lamprophyre and monzonite dykes to the north and controls gold mineralization in the Emigrant deposit for nearly 2 miles (3 km) south of the intersection with the Northeast fault. The Emigrant fault appears to cross-cut the Northeast fault and to cause only minimal displacement to the fault. However, the intersection of the two faults is poorly understood. South of the intersection of the two faults, the Woodruff and Chainman Formations are juxtaposed against the Webb Formation. North of the intersection, the Diamond Peak Formation in the west is juxtaposed against the Woodruff and Chainman Formations to the east.

Figure E7.2: Saddle Project Geology Map

Mineralization (Emigrant Project)

The following description of the mineralogy of the ore and wall-rock alteration assemblages for the deposits in the Rain sub-district is quoted from Longo et al (2002):

“Development of the Rain hydrothermal system began with a passive stage of silicification along the contact to the Devils Gate Formation and Webb Formation. This consisted of early iron sulphides, arsenian pyrite, native gold, quartz and rutile. During this stage calcite dissolution and concurrent dolomite replacement of the Devils Gate Limestone occurred beneath the silicification. Mathewson and others (1994), Longo and others (1996), and Heitt (1996) recognized a spatially associated carbon depletion and outward enrichment (very fine, non-sulphidic black soot in fractures and along laminae of the mudstone), sulphidation (early disseminated pyrite that precipitated within pore spaces and fractures in the mudstone and developed an outer halo to the silicified ore zone) and carbonate enrichment above the silicified ore zone. From drill holes in the Tess and Saddle deposits, Longo and others (1996) identified a carbonate halo consisting of calcite veinlets, rare dolomite veinlets and carbonate replacement above silicified crackle breccia in the Webb Formation. The halo is most intense 5 to 30 feet (1.5 to 9 m) above the ore horizon where calcite fills fractures and replaces siltstones depleted in carbon. The carbon was pushed outward and enriched in fractures and along laminae in mudstone of the Webb Formation. A pyrite rich halo with veinlets of calcite and dolomite extends more than 300 feet (90 m) above the orebodies. The sulphidation, along with carbonization and carbonate mobilization and enrichment, are interpreted to have been synchronous with early ore stage development.”

“The early stage of passive silicification at Rain was followed by the main ore stage and subsequently by late veining and vug filling. The main ore stage was preceded by at least two events of hydrothermal brecciation and one event of collapse breccia all with intervening barite precipitation. Breccia and open spaces were filled by quartz with encapsulated elemental gold and pyrite with local arsenian overgrowths containing submicron gold and locally, breccias were flooded with quartz-apatite-rutile. Late veinlet and vug minerals include barite, minor amounts of sphalerite, orpiment and cinnabar. Supergene phosphates, chalcedony, iron oxides-hydroxides-sulphates, alunite and kaolinite developed due to oxidation of iron sulphide-bearing breccia.”

“The age of gold mineralization at Rain has been established by fission track dating of hydrothermal apatite in the silicified breccia: that date is 31.7+/ -10.3 Ma. It predates the oldest supergene alunite age of 22 Ma. Gold mineralization at Emigrant Springs postdates the age for an altered monzonite dyke of 37+/-0.8 Ma on magmatic zircon. Some evidence suggests that the early passive stage of silicification and possible early brecciation, predates the lamprophyre dykes. At Rain the lamprophyre dykes are intensely clay altered; however, biotite from a dyke in the Saddle deposit was dated at 38.89+/ -0.20 Ma.”

Mineral Resource and Mineral Reserve Estimates (Emigrant Project) (As summarized from Sections 16 and 19 of the Emigrant Project Report.)

Mineral resource and reserve estimates reported by Newmont and others for the Emigrant Project, through time, have been summarized in Table E6.1 above. Micon does not know if any of these estimates were compiled in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves. Micon has not done sufficient work to classify the resources and reserves as current and as such they should not be relied upon.

Mining Operations (Emigrant Project)

Premier Royalty is not the operator of the Emigrant Project and information with respect to mining operations was not available in the public domain. However, Newmont has reported that the Emigrant deposit will be mined by open pit methods, with mining expected to commence in the second half of 2012 and to continue for approximately 8 years. The Emigrant Project will produce gold, which is a readily saleable commodity in world markets. Newmont is a well-established and major gold producer.

SELECTED FINANCIAL INFORMATION

The following tables sets out selected financial information for Premier Royalty and the Buffelsfontein Royalty, the Gualcamayo Royalty and the Thunder Creek Royalty for the periods and as at the dates indicated and is based on the audited and unaudited financial statements and related notes which appear in Schedule “I” to this Information Circular, and should be read in conjunction with “Management’s Discussion and Analysis” included elsewhere in this Schedule “B”. The financial statements and the notes thereto have been prepared in accordance with IFRS.

Premier Royalty Corporation

	Period From November 23, 2011(1) to December 31, 2011 (audited) ($)	Six Months Ended June 30, 2012 (unaudited) ($)
Operations
Total revenue	nil	148,296
Total comprehensive loss for the year	18,581	438,768
Basic and diluted loss per share	185.81	4,387.68
Balance Sheet
Working capital	(18,580)	(21,286,781)
Total assets	nil	21,288,590
Total liabilities	18,580	21,745,938

(1) Date of incorporation.

Buffelsfontein Royalty

	Year Ended January 31, 2012 (Audited)	Year Ended January 31, 2011 (Audited)	Year Ended January 31, 2010 (Audited)
Royalty Revenue	$2,409,543	$2,009,725	$1,846,701

Gualcamayo Royalty

	Year Ended December 31, 2011 (Audited)	Year Ended December 31, 2010 (Audited)	Year Ended December 31, 2009 (Audited)
Royalty Income	$2,238,979	$1,616,065	$1,335,714

Thunder Creek Royalty

	Three Months Ended June 30, 2012 (Audited)	Six Months Ended June 30, 2012 (Audited)	Year Ended December 31, 2011 (Audited)
Royalty Payment	$98,129	$177,634	$290,211

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE PERIOD FROM INCORPORATION ON
NOVEMBER 23, 2011 TO DECEMBER 31, 2011 AND FOR THE SIX MONTH PERIOD ENDED
JUNE 30, 2012

The following management discussion and analysis (“MD&A”) is a review of operations, current financial position and outlook for Premier Royalty and should be read in conjunction with the audited financial statements for the period from incorporation on November 23, 2011 to December 31, 2011 and the unaudited financial statements for the three and six month periods ending June 30, 2012. Premier Royalty’s financial statements have been prepared in accordance with IFRS. This MD&A was prepared as of October 30, 2012, and all information is current as of such date.

This discussion provides management’s analysis of Premier Royalty’s historical financial and operating results and provides estimates of Premier Royalty’s future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. Readers should be aware that historical results are not necessarily indicative of future performance.

Premier Royalty

Premier Royalty was incorporated under the laws of the Province of Ontario on November 23, 2011 as a wholly owned subsidiary of Premier Gold and is in the business of acquiring royalty interests in mineral properties from companies that have advanced staged development projects or operating mines.

Operational Highlights

Premier Royalty was incorporated on November 23, 2011, and as such during the period ending December 31, 2011 and for the six month period ended June 30, 2012 there was minimal operational activity within Premier Royalty, and the majority of expenses related to the formation of Premier Royalty, and to the initial evaluation and assessment of potential acquisitions or agreements which are described and discussed below.

Signing of Definitive Agreement with Golden Arrow Resources Corporation

On May 23, 2012, Premier Royalty signed the Golden Arrow Agreement regarding the sale by Golden Arrow of it’s the Gualcamayo Royalty. Pursuant to the terms of the Golden Arrow Agreement, Premier Royalty has agreed to purchase 100% of the shares of Golden Arrow’s wholly-owned subsidiary, which indirectly owns the Gualcamayo Royalty, for cash consideration of $16,500,000 and warrants to purchase an aggregate of up to 1,000,000 shares of Premier Royalty at an exercise price equal to 120% of the price of the shares of Premier Royalty or resulting issuer thereof in connection with an initial public offering or similar going public transaction. The warrants will be exercisable for a period of 24 months from the closing date of the Gualcamayo Royalty acquisition. Golden Arrow will have the right, on 30 days’ prior written notice, to require Premier Royalty to purchase for cancellation all outstanding warrants for a price of $1.25 per warrant at any time prior to their expiry.

All third party approvals with respect to the acquisition of the Gualcamayo Royalty, including the approval of the shareholders of Golden Arrow, have been received and Premier Royalty expects the acquisition to be completed prior to the Effective Date.

Premier Gold provided the Convertible Bridge Loan for the Gualcamayo Royalty purchase from Golden Arrow. The unsecured bridge loan will accrue interest at 8% per annum, and repayment terms are $8 million on closing of a going-public transaction, and the balance within one year.

Acquisition of Royalties from Aberdeen International Inc.

On May 31, 2012, Premier Royalty closed the Aberdeen Purchase Agreement with Aberdeen, whereby Premier Royalty acquired from Aberdeen the Buffelsfontein Royalty on gold produced from Village Main Reef Limited’s Buffelsfontein Mine and AngloGold Ashanti Limited’s Mine Waste Solutions tailings recovery project in the Republic of South Africa.

Pursuant to the terms of the Aberdeen Purchase Agreement, Premier Royalty purchased the Buffelsfontein Royalty in consideration for an aggregate purchase price of $20,900,000, which consisted of a cash payment in the amount of $11,500,000 and the issuance by Premier Royalty of the Aberdeen Convertible Debenture. The unpaid amounts owing under the Aberdeen Convertible Debenture accrue interest at a rate of 8% per annum and upon Premier Royalty completing a public offering, or any other comparable going public transaction (a “Going Public Transaction”), the Aberdeen Convertible Debenture will automatically convert into that number of common shares of Premier Royalty equal to the principal amount and accrued interest divided by the amount equal to the offering price or deemed price in connection with the Going Public Transaction less a 10% discount. Further, in the event Premier Royalty completes a Going Public Transaction, Premier Royalty shall issue to Aberdeen that number of warrants of the Premier Royalty equal to 0.5 multiplied by the number of Premier Royalty Shares issued under the Aberdeen Convertible Debenture. Each whole warrant issued to Aberdeen shall entitle Aberdeen to acquire one common share of Premier Royalty at a price which represents a 25% premium to the price per Premier Royalty Share issued in connection with a Going Public Transaction for a period of two years from the closing date of the Going Public Transaction.

In the event that a Going Public Transaction is not completed on or before May 31, 2013, the principal amount and accrued interest under the Aberdeen Convertible Debenture shall be repaid by Premier Royalty in cash to Aberdeen in full, or if Premier Royalty elects, and subject to the approval of Premier Gold, Premier Gold shall satisfy the Aberdeen Convertible Debenture on Premier Royalty’s behalf by issuing that number of common shares of Premier Gold equal to the principal amount and accrued interest divided by the volume weighted average price of the common shares of Premier Gold for the five trading days immediately prior to May 31, 2013.

Private Placement of $11,500,000 Convertible Debentures

On July 6, 2012 and July 10, 2012, Premier Royalty closed two tranches of a private placement of Convertible Debentures, being an aggregate $11,500,000 principal amount of convertible debentures of Premier Royalty, which accrue interest at a rate of 8% per annum. The Convertible Debentures mature on May 31, 2013 unless, among other things, they are automatically converted as a result of the occurrence of a Going Public Transaction, including the closing of the Business Combination. Upon completion of the Business Combination, the principal amount outstanding under the Convertible Debentures together with all accrued interest thereon will be effectively converted into units of Bridgeport at a conversion price of $1.40 per unit (on a post-consolidated basis), with each unit consisting of Post-Consolidation Bridgeport Share and 0.375 of an Arrangement Warrant. Each Arrangement Warrant will be exercisable at a price of $2.00 (on a post-consolidated basis) for a period commencing on the date that is six months following the completion of the Business Combination and ending on the date that is four years following completion of the Business Combination, subject to early expiry upon the occurrence of certain events. The Convertible Debentures also provide that in the event of a Going Public Transaction for Premier Royalty other than the Business Combination prior to the maturity date of the Convertible Debentures, the whole of the principal amount outstanding under each debenture together with all accrued interest thereon will be converted into common shares of the resulting entity at a conversion price equal to 90% of the price per share that Premier Royalty or its security holders receive on the creation, issuance and/or sale of such shares pursuant to such Going Public Transaction, as applicable, subject to the provisions of the Convertible Debentures.

Purchase of Thunder Creek Royalty

On July 13, 2012, Premier Royalty acquired Thunder Creek Royalty pursuant to the terms of a purchase agreement dated June 22, 2012 with Lake Shore.

The purchase price for the Thunder Creek Royalty was satisfied by an aggregate $7,000,000 cash payment to the private vendors. Premier Royalty (or a resulting issuer) will issue to the vendors common shares with a value of $500,000 concurrent with a subsequent Going Public Transaction of Premier Royalty.

The Business Combination

On August 7, 2012, Premier Royalty and Premier Gold signed Business Combination Agreement with Bridgeport to enter into the Business Combination, pursuant to which Bridgeport will acquire Premier Royalty by way of plan of arrangement.

Pursuant to the Business Combination, Bridgeport will issue shares to Premier Gold in such amount as is equal to 60% of the issued and outstanding shares of Bridgeport (prior to giving effect to any convertible securities or instruments), at a deemed price of $1.40 per Premier Royalty Share (on a post-consolidation basis). Bridgeport will also issue 0.375 of one Arrangement Warrant for each Post-Consolidation Bridgeport Share held by its current shareholders. Each whole Arrangement Warrant will be exercisable at a price of $2.00 per Post-Consolidation Bridgeport Share for a period commencing on the date that is six months following the completion of the Business Combination and ending on the date that is four years following completion of the Business Combination, subject to early expiry upon the occurrence of certain events.

As noted above, Premier Royalty previously obtained from Premier Gold the Convertible Bridge Loan in connection with the acquisition of certain royalties. In addition to stipulated cash payback provisions, Premier Gold has been granted a one-time right (the “Conversion Right”) in its sole discretion to convert all or a portion of the bridge loan into units of Bridgeport, at a price of $1.40 per unit (on a post-consolidation basis) at or prior to closing. Each unit will consist of one Post-Consolidation Bridgeport Share and 0.375 of an Arrangement Warrant. In addition, Premier Gold will be granted up to an additional 2.8 million Arrangement Warrants (on a post-consolidation basis) less the number of Arrangement Warrants issued to Premier Gold pursuant to the Conversion Right and an additional 1.4575 million warrants to purchase post-consolidation Bridgeport Shares, which shall be exercisable until October 7, 2014. Pursuant to the Business Combination Agreement, Premier Gold shall have the right to rename Bridgeport and set its new management team upon completion of the Business Combination. Bridgeport shall be entitled to two seats on the resulting Board of Directors.

Selected Financial Data

The following table provides selected financial information and should be read in conjunction with the Company’s audited financial statements for the period below:

Period from incorporation on November 23, 2011 to December 31, 2011 ($)
Operations
Total revenue	nil
Loss and comprehensive loss for the year	18,581
Basic and diluted loss per share	185.81
Balance Sheet
Working capital	(18,580)
Total assets	nil
Total liabilities	18,580

Premier Royalty was incorporated on November 23, 2011, and as such, during the period from incorporation to December 31, 2011 (being the fiscal year end of Premier Royalty), there was minimal activity within Premier Royalty, and the majority of expenses related to the formation of Premier Royalty.

Summary of Quarterly Results

The following table sets out selected quarterly financial data for the most recently completed interim quarters:

	Three months ended June 30, 2012	Three months ended March 31, 2012	November 23, 2011 to December 31, 2011
Quarter	Second	First	Fourth (Partial)
	($)	($)	($)
Revenue	148,296	Nil	Nil
Operating Expenses	340,671	169,726	18,581
Loss from operating activities	(192,375)	(169,726)	(18,581)
Comprehensive loss	(269,042)	(169,726)	(18,581)

Results of Operations

Premier Royalty Corporation for the six month period ended June 30, 2012

Premier Royalty was incorporated on November 23, 2011, and as such, during the six month period ended June 30, 2012, the majority of expenses related to the initial evaluation and assessment of potential acquisitions or agreements.

Acquired Royalties

This MD&A includes a discussion and analysis of the royalty interests that have been acquired by Premier Royalty, including the Buffelsfontein Royalty and the Thunder Creek Royalty previously described. In addition, a discussion and analysis of the Gualcamayo Royalty, which has not yet been acquired by Premier Royalty but is the subject of the Golden Arrow Agreement, has been included. There can be no guarantee that the acquisition of the Gualcamayo Royalty will be completed in a timely manner, or at all. The following discussion and analysis with respect to the royalty interests should be read in conjunction with the following:

(a)

with respect to the Buffelsfontein Royalty, the Audited Schedule of Royalty Interests on Mineral Properties and Royalty Payments for the years ended January 31, 2010, 2011 and 2012, together with the auditor’s report thereon and the Unaudited Interim Schedule of Royalty Interests on Mineral Properties and Royalty Payments for the three months ended April 30, 2011 and 2012, both of which are attached as items 2 and 3 of Schedule “I” to this Information Circular and are derived from the corresponding financial statements of Aberdeen which can be found under Aberdeen’s profile on www.sedar.com;

(b)

with respect to the Thunder Creek Royalty, the Audited Schedule of Royalty Payments for the three and six months ended June 30, 2012 and the year ended December 31, 2011, together with the auditor’s report thereon, which is attached as item 4 of Schedule “I” to this Information Circular; and

(c)

with respect to the Gualcamayo Royalty, the Audited Schedule of Royalty Income for the years ended December 31, 2009, 2010 and 2011, together with the auditor’s report thereon, and the Unaudited Interim Schedule of Royalty Income for the six months ended June 30, 2011 and 2012, which are attached as items 5 and 6 of Schedule “I” to this Information Circular, and are derived from the corresponding financial statements of Golden Arrow which can be found under Golden Arrow’s profile on www.sedar.com.

Summary of Producing Royalty Interests

Buffelsfontein Mine (The BGM)

According to public disclosure materials filed by Aberdeen, during the first six months of the 2012 calendar year, the Buffelsfontein Mine produced approximately 18,968 ounces of gold, which was down 5% when compared with the same period of the previous calendar year.

The Buffelsfontein Mine produced approximately 58,119 ounces of gold in the 2011 calendar year, approximately 77,589 ounces in the 2010 calendar year and 116,082 ounces in the 2009 calendar year. Production from the Buffelsfontein Mine has been subject to a 1% NSR royalty since January 2009.

Premier Royalty acquired the 1% NSR royalty on the Buffelsfontein Mine from Aberdeen on May 31, 2012, and for the one month period ended June 30, 2012, Premier Royalty recorded approximately $45,599 in revenue on 2,949 ounces of gold produced at an average gold price of US$1,610.76.

Mine Waste Solutions Tailings Recovery Operation (The Mine Waste Project)

The MWS tailings recovery operation provides a gold and uranium resource of previously treated material which are being mined using high-pressure water cannons to produce a slurry that is pumped to the processing plants and separated into gold and uranium using a leaching process. On July 20, 2012, First Uranium Corporation sold its 100% interest in the Mine Waste Project to AngloGold Ashanti Limited. Production from the Mine Waste Project is subject to a 1% NSR that was acquired by Premier Royalty from Aberdeen.

In the first six months of 2012, 41,841 ounces of gold was produced from the Mine Waste Project, compared with approximately 42,500 ounces in the same period of the previous year.

Premier Royalty acquired the 1% NSR on the Mine Waste Project from Aberdeen on May 31, 2012, and for the one month period ended June 30, 2012, Premier Royalty recorded approximately $102,697 in revenue on 6,312 ounces of gold produced at an average gold price of US$1,610.76.

According to public disclosure materials filed by Aberdeen, approximately 96,274 ounces of gold was produced in the 2011 calendar year, compared with approximately 79,101 ounces in 2010 and 53,944 ounces in 2009.

During the year three months ended April 30, 2012, the gold price averaged US$1,689 per ounce and production from the Buffelsfontein Mine and the Mine Waste Project was approximately 33,200 ounces of gold, resulting in royalty revenue to Aberdeen of $559,503 ($174,019 from the Buffelsfontein Mine and $385,484 from the Mine Waste Project). The average US/Cdn dollar exchange rate during the quarter was approximately 0.9969. During the first quarter ended April 30, 2011, the gold price averaged US$1,424 per ounce. Based on approximately 37,600 ounces produced and an average US/Cdn dollar exchange rate of approximately 0.9861, Aberdeen recorded royalty revenue of $519,103 ($227,910 from the Buffelsfontein Mine and $291,192 from the Mine Waste Project).

During the year ended January 31, 2012, the gold price averaged US$1,594 per ounce and production was approximately 152,000 ounces of gold, resulting in royalty revenue to Aberdeen of $2,409,543 ($857,567 from the Buffelsfontein Mine and $1,551,977 from the Mine Waste Project). The average US/Cdn dollar exchange rate during the year was approximately 0.9908. During the year ended January 31, 2011, the gold price averaged US$1,245 per ounce and based on approximately 157,833 ounces produced and an average US/Cdn dollar exchange rate of approximately 1.0227, royalty revenue recorded by Aberdeen was $2,009,725 ($978,271 from the Buffelsfontein Mine and $1,031,453 from the Mine Waste Project). During the year ended January 31, 2010, the gold price averaged US$995 per ounce. Based on approximately 168,628 ounces produced and an average US/Cdn dollar exchange rate of approximately 1.1006, for Aberdeen, royalty revenue generated was $1,846,701 ($1,225,236 from the Buffelsfontein Mine and $621,465 from the Mine Waste Project).

Thunder Creek Royalty

Premier Royalty acquired the Thunder Creek Royalty on July 13, 2012, and, as such, had not recorded any revenue as at June 30, 2012. The owner of Thunder Creek deposit, Lake Shore, declared commercial production on the Thunder Creek deposit on January 1, 2012. Lake Shore made a pre-commercial production royalty payment to the private vendors of the Thunder Creek Royalty of $212,604 for gold sales from pre-development muck processed during the year ended December 31, 2011 and a $182,123 royalty payment was made to the private vendors for the six months ended June 30, 2012.

Golden Arrow – Gualcamayo Royalty

In May 2009, Golden Arrow received its first quarterly payment from Yamana for the Gualcamayo Royalty from the initial production at Yamana’s Gualcamayo gold mine, located in San Juan, Argentina. Regular quarterly payments are scheduled to be made January 31, April 30, July 31 and October 31 of each year of the mine life.

Royalty income earned by Golden Arrow increased to $2,238,979 for the year ended December 31, 2011 compared to $1,616,065 for the year ended December 31, 2010 due to higher gold prices and higher mine production in the year ended December 31, 2011 compared to the year ended December 31, 2010. For the year ended December 31, 2009, royalty revenue earned by Golden Arrow was $1,335,714. Receipt of the Gualcamayo Royalty commenced in 2009 when Yamana began mill commissioning in April 2009. Royalty income for 2010 represents the net smelter return on a full year of production compared to a partial year of production in 2009 during which Yamana was still in the commissioning phase.

Royalty income earned by Golden Arrow increased to $1,146,146 for the six months ended June 30, 2012 compared to $1,046,367 for the six months ended June 30, 2011. Based on Golden Arrow’s public disclosure, the increase is due to higher average realized gold prices in the six months ended June 30, 2012 compared to the six months ended June 30, 2011.

Liquidity and Capital Resources

As at June 30, 2012, Premier Royalty had minimal cash on hand as it was being funded primarily by Premier Gold, its parent corporation, and any expenses incurred were paid for by Premier Gold on behalf of Premier Royalty. As noted above, on July 6 and July 10, 2012, Premier Royalty closed the Private Placement of Convertible Debentures in the aggregate principal amount of $11,500,000. See “Operational Highlights – Private Placement of $11,500,000 Convertible Debentures” above.

Operating activities

For the six months ended June 30, 2012, Premier Royalty had cash provided by operating activities of $152,014, compared with nil for the period ended December 31, 2011. The reason Premier Royalty has effectively had cash provided by operating activities was due to the significant accounts payables recorded at period end. This was paid off subsequent to period end.

Investment Activities

During the six months ended June 30, 2012, Premier Royalty used cash of $21,051,261 which is made up of $21,061,111 used to purchase the Buffelsfontein Royalty from Aberdeen, and $35,150 used for the purchase of leasehold improvements.

Financing activities

For the six months ended June 30, 2012, Premier Royalty generated cash of $20,900,000 from financing activities, with $9,400,000 coming in the form of a bridge loan from Premier Gold, and $11,500,000 in proceeds from the issuance of the Convertible Debentures.

Off-Balance Sheet Arrangements

Premier Royalty did not have any off-balance sheet arrangements during the period ended December 31, 2011, the six month period ended June 30, 2012 or as of the date of this report.

Financial Instruments and Other Instruments

Premier Royalty’s financial instruments consist of accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that Premier Royalty is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted due to the short terms to maturity.

Additional Disclosure for Issuers without Significant Revenue

Additional disclosure concerning Premier Royalty’s general and administrative expenses is provided in Premier Royalty’s Statement of Operations, Comprehensive Loss and Deficit contained in Premier Royalty’s audited financial statements for the period from incorporation on November 23, 2011 to December 31, 2011, and the unaudited interim statements for the six months ended June 30, 2012.

Capital and Reserves

Premier Royalty Shares

On November 23, 2011, Premier Royalty issued 100 seed shares at $0.01 per share. As of the date of this report, no further common shares had been issued.

Commitments

Premier Royalty has a commitment relating to leasehold improvements and a lease agreement expiring in June 2016.

The minimum annual payments for the next five years are as follows:

2012	$12,060
2013	24,120
2014	24,120
2015	24,120
2016	12,060
$96,480

Related Party Transactions

The following are the related party transactions for the six months ended June 30, 2012 (and the period from November 23, 2011 to December 31, 2011), recorded at the exchange amount as agreed to by the parties:

(a)	Included in general and administrative expenses is $97,950 (2011 - $16,272) paid by Premier Royalty to a company controlled by the President and CEO for management consulting related services.

(b)	Included in accounts payable is $134,472 (2011 - $3,531) for amounts paid on behalf of Premier Royalty by Premier Gold.

(c)	Included in general and administrative expenses is $9,968 (2011 - $nil) for amounts paid by Premier Royalty to a company controlled by a common director for accounting services.

Recent Accounting Pronouncements

Premier Royalty has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. Premier Royalty has not yet early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its financial statements.

(a)	Accounting Standards Issued and Effective January 1, 2013

IFRS 9, Financial Instruments, replaces the current standard IAS 39, Financial Instruments: Recognition and Measurement, replacing current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value.

IFRS 10, Consolidated Financial Statements, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard:

-	Requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements;

-	Defines the principle of control, and establishes control as the basis for consolidated;

-	Sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and

-	Sets out the accounting requirements for the preparation of consolidated financial statements.

IFRS 10 supersedes IAS 27 and SIC-12, Consolidation - Special Purpose Entities.

IFRS 11, Joint Arrangements, establishes the core principle that a party to a joint arrangement determines the type of joint arrangements in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with the type of joint arrangement.

IFRS 12, Disclosure of Involvement with Other Entities, requires the disclosure of information that enables users of consolidated financial statements to evaluate the nature of and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

IFRS 13, Fair Value Measurement, defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for the following:

-	Share-based payment transactions within the scope of IFRS 2, Share-based Payment;

-	Leasing transactions within the scope of IAS 17, Leases;

-	Measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS2, Inventories, or value in use in IAS 36, Impairment Assets.

IAS 27, Separated Financial Statements, has the objective of setting standards to be applied in accounting for investments in subsidiaries, joint ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements.

IAS 28, Investments in Associates and Joint Ventures, prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 applies to all entities that are investors with joint control of, or significant influence over, an investee (associated or joint venture).

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of Premier Royalty as at June 30, 2012 and as at June 30, 2012 after giving effect to the issue of the Convertible Debentures. This table should be read in conjunction with the unaudited and interim financial statements of Premier Royalty for the three and six months ended June 30, 2012, and related notes included in Schedule “I” to this Information Circular.

	As at June 30, 2012 ($)	As at June 30, 2012 after giving effect to the issue of the Convertible Debentures ($)
Short term debt	11,500,000	11,500,000
Convertible Debentures	9,306,000	20,806,000
Total Shareholder’s Equity (including accumulated deficit)	(457,348)	(686,374)
Total capitalization	20,348,652	31,619,626

DESCRIPTION OF SECURITIES

General

Premier Royalty is authorized to issue an unlimited number of common shares (“Premier Royalty Shares”) and an unlimited number of preference shares, issuable in series (the “Preference Shares”) of which 100 Premier Royalty Shares and nil Preference Shares were outstanding as the date of this Information Circular.

The articles of incorporation of Premier Royalty contain, among others, provisions with respect to the Premier Royalty Shares and to the Preference Shares which are set out below. Premier Royalty has also issued the Convertible Debentures as detailed below, pursuant to which Premier Royalty Shares and common share purchase warrants may be issued and has agreed to issue common share purchase warrants under certain circumstances as detailed below.

Premier Royalty Shares

Each Premier Royalty Share entitles the holder thereof to one vote at all meetings of shareholders other than meetings at which only holders of another class or series of shares are entitled to vote.

Each Premier Royalty Share entitles the holder thereof, subject to the prior rights of the holders of the Preference Shares, to receive any dividends declared by the directors of Premier Royalty and in respect of the final distribution of the property and assets of Premier Royalty, the remaining property and assets of Premier Royalty upon liquidation, dissolution or winding-up.

The holders of Premier Royalty Shares are not entitled to vote separately as a class or series on, or to dissent with respect to, any proposal to amend the articles of Premier Royalty to (a) increase or decrease the maximum number of authorized Premier Royalty Shares or to increase the maximum number of authorized shares of a class or series having rights or privileges equal or superior to the Premier Royalty Shares, (b) effect an exchange, reclassification or cancellation of all or part of the Premier Royalty Shares, or (c) create a class or series of shares equal or superior to the Premier Royalty Shares.

Preference Shares

The Preference Shares are issuable in one or more series. Subject to the articles of Premier Royalty, the directors of Premier Royalty are authorized to fix, before issuance, the number of Preference Shares in such series and determine the designation, rights, privileges, restrictions and conditions attached to the Preference Shares of each series. Except with respect to matters as to which the holders of Preference Shares are entitled by law to vote as a class or in accordance with any voting rights which may be attached to any series or Preference Shares, the holders of Preference Shares are not entitled to vote at meetings of shareholders. If the holders of Preference Shares are entitle to vote, each Preference Share entitles the holder thereof to one vote.

The Preference Shares rank in priority to the Premier Royalty Shares with respect to the payment of dividends and the distribution of the property and assets of Premier Royalty on liquidation, dissolution or winding-up, but are, in each case, subject to the prior rights of the holders of the Preference Shares of every other series and the shares of any other class of shares of Premier Royalty, or series thereof, ranking equally with the Preference Shares.

The holders of Preference Shares are not entitled to vote separately as a class or series on, or to dissent with respect to, any proposal to amend the articles of Premier Royalty to (a) increase or decrease the maximum number of authorized Preference Shares or any series thereof or to increase the maximum number of authorized shares of a class or series having rights or privileges equal or superior to the Preference Shares or any series thereof, (b) effect an exchange, reclassification or cancellation of all or part of the Preference Shares or any series thereof, or (c) create a class or series of shares equal or superior to the Preference Shares or any series thereof.

Convertible Debentures & Warrants

Golden Arrow

In connection with the Golden Arrow Agreement, discussed above under “Description of the Business – History Since Incorporation”, as partial consideration for the acquisition of the Gualcamayo Royalty, Premier Royalty has agreed to issue to Golden Arrow, on the closing of the acquisition of the Gualcamayo Royalty, the Premier Royalty Golden Arrow Warrants, which may be exercised to purchase an aggregate of up to 1,000,000 shares of Premier Royalty or the Resulting Issuer, as the case may be, at an exercise price equal to 120% of the opening trading price of the common shares of the Resulting Issuer on the day immediately following the closing of the Business Combination. The Premier Royalty Golden Arrow Warrants will be exercisable for a period of 24 months from the closing date of the Gualcamayo Royalty acquisition. Golden Arrow will have the right, on 30 days’ prior written notice, to require Premier Royalty to purchase for cancellation all outstanding Premier Royalty Golden Arrow Warrants for a price of $1.25 per warrant at any time prior to their expiry. All third party approvals with respect to the acquisition of the Gualcamayo Royalty, including the approval of the shareholders of Golden Arrow, have been received and Premier Royalty expects the acquisition to be completed prior to the Effective Date. Premier Royalty is entitled to all proceeds from the Gualcamayo Royalty as at May 15, 2012 and onwards, assuming the completion of the acquisition of the Gualcamayo Royalty.

Premier Gold

On May 31, 2012, Premier Royalty, as borrower, entered into the Convertible Bridge Loan with Premier Gold, as lender, in the principal amount of up to $28,000,000. In addition to stipulated cash payback provisions at 8% interest per annum ($8 million upon the closing of a going public transaction and the balance by May 31, 2013), upon the occurrence of the Business Combination prior to May 31, 2013, Premier Gold has the Conversion Right, which allows Premier Gold at its option, to convert all or a portion of the outstanding Convertible Bridge Loan amount together with all accrued interest thereon into Premier Royalty Shares at a price of $1.40 per Premier Royalty Shares (on a post-consolidation basis), which Premier Royalty Shares shall be immediately exchanged for Post-Consolidation Bridgeport Shares on a one-for-one basis such that, upon completion of the Business Combination, Premier Royalty will be the holder of common shares of Bridgeport. Upon the issue of Premier Royalty Shares pursuant to the exercise of the Conversion Right, 0.375 of one Premier Royalty Gold Warrant exercisable to purchase Premier Royalty Shares, will be issued to Premier Gold in respect of each Premier Royalty Shares so issued, and such Premier Royalty Gold Warrants, in accordance with their terms, shall be exercisable for Post-Consolidation Bridgeport Shares upon completion of the Business Combination.

The Convertible Bridge Loan also provides that in the event of a going public transaction by Premier Royalty other than the Business Combination prior to May 31, 2013, the whole of the principal amount outstanding under the loan together with all accrued interest thereon will be converted into common shares of the resulting entity at a conversion price equal to 90% of the price per share that Premier Royalty or its security holders receive on the creation, issuance and/or sale of such shares pursuant to such going public transaction, as applicable, subject to the provisions of the Convertible Bridge Loan.

Notwithstanding the exercise or non-exercise by the Premier Gold of its Conversion Right (in whole or in part), upon the closing of the Business Combination, Premier Royalty shall issue to Premier Gold (i) 2,800,000 Premier Royalty Gold Warrants (assuming a 4:1 consolidation of the common shares of Bridgeport in connection with the Business Combination) provided that such number of Premier Royalty Gold Warrants shall be reduced by the number of Premier Royalty Gold Warrants that are issued to Premier Gold pursuant to the exercise of the Bridgeport Conversion Right, if any, and (ii) 1,457,500 Class II Premier Royalty Gold Warrants.

An amount of $11,500,000 has been advanced to Premier Royalty pursuant to the terms of the Convertible Bridge Loan. Premier Royalty expects to draw the full amount of the Convertible Bridge Loan prior to the completion of the Business Combination.

Aberdeen

On May 31, 2012, in connection with the acquisition by Premier Royalty of the Buffelsfontein Royalty, Premier Royalty issued the Aberdeen Convertible Debenture to Aberdeen. The unpaid amounts owing under the Aberdeen Convertible Debenture accrue interest at a rate of 8% per annum. If the Business Combination is completed, Premier Royalty shall issue Premier Royalty Shares to Aberdeen in such amount as is equal to the principal amount outstanding under the Aberdeen Convertible Debenture together with all accrued interest thereon as at the closing date of the Business Combination divided by $1.26 (being the post-consolidation deemed price of the common shares of Bridgeport of $1.40 less 10%), which Premier Royalty Shares shall be immediately exchanged for common shares of Bridgeport on a one-for-one basis such that, upon completion of the Business Combination, Premier Royalty will be the holder of common shares of Bridgeport. In addition, Premier Royalty shall issue one-half of one Premier Royalty Aberdeen Warrant for each Premier Royalty Share issued to Aberdeen. Assuming the completion of the Business Combination, each whole Premier Royalty Aberdeen Warrant shall be exercisable to acquire one common share of Bridgeport at a price of $1.75 (being the post-consolidation deemed price of the common shares of Bridgeport of $1.40 multiplied by a factor of 1.25) for a period of two years following the date of issuance of such warrants. Assuming the closing of the Business Combination on December 4, 2012, Premier Royalty will issue 3,885,324 Premier Royalty Aberdeen Warrants.

Private Placement

On July 6 and July 10, 2012, Premier Royalty closed a private placement of the Convertible Debentures (in the aggregate principal amount of $11,500,000, which accrue interest at a rate of 8% per annum). The Convertible Debentures mature on May 31, 2013 unless, among other things, they are automatically converted as a result of the occurrence of a going public transaction by Premier Royalty, including the closing of Business Combination. Upon completion of the Business Combination, the principal amount outstanding under the Convertible Debentures together with all accrued interest thereon will be effectively converted into units of Bridgeport at a conversion price of $1.40 per unit (assuming a 4:1 consolidation of the common shares of Bridgeport in connection with the Business Combination), with each unit consisting of Post-Consolidation Bridgeport Share and 0.375 of a Premier Royalty Gold Warrant. Assuming the closing of the Business Combination on December 4, 2012, Premier will issue 3,176,690 Premier Royalty Gold Warrants to holders of Convertible Debentures.

The Convertible Debentures also provide that in the event of a going public transaction by Premier Royalty other than the Business Combination prior to the maturity date of the Private Placement Convertible Debentures, the whole of the principal amount outstanding under each such debenture together with all accrued interest thereon will be converted into common shares of the resulting entity at a conversion price equal to 90% of the price per share that Premier Royalty or its security holders receive on the creation, issuance and/or sale of such shares pursuant to such going public transaction, as applicable, subject to the provisions of the Convertible Debentures.

DIVIDEND RECORD AND POLICY

Premier Royalty has not declared any cash dividends or distributions since Premier Royalty’s formation and currently intends to retain future earnings, if any, to finance further business development. The payment of any cash dividend or distributions to shareholders of Premier Royalty in the future will be at the discretion of the directors of Premier Royalty and will depend on, among other things, the financial condition, capital requirements and earnings of Premier Royalty, and any other factors that the directors may consider relevant.

The OBCA provides that a corporation may not declare or pay a dividend if there are reasonable grounds for believing that the corporation is, or would be after the payment of the dividend, unable to pay its liabilities as they become due or the realizable value of its assets would thereby be less than the aggregate of its liabilities and stated capital of all classes of shares of its capital. Furthermore, holders of Premier Royalty Shares may be subject to the prior dividend rights of holders of the Preference Shares, if any, then outstanding.

PRIOR SALES OF SECURITIES

The following table sets out the Premier Royalty Shares and other securities convertible into, or exercisable or exchangeable for, Premier Royalty Shares issued by Premier Royalty since November 23, 2011.

Date of Issuance	Number and Type of Securities Issued	Price per Security/Principal Amount	Aggregate Proceeds
November 23, 2011	100 Premier Royalty Shares	$0.01	$1.00
May 31, 2012	Aberdeen Convertible Debenture	$9,400,000	$9,400,000
May 31, 2012	Convertible Bridge Loan	Up to $28,000,000	Up to $28,000,000
July 6 and July 10, 2012	Convertible Debentures(1)	$11,500,000 in aggregate	$11,500,000

(1)

In connection with the conversion of the Aberdeen Convertible Debenture, Premier Royalty will issue to Aberdeen that number of Premier Royalty Aberdeen Warrants equal to 50% of the number of Premier Royalty Shares issued to Aberdeen. The number of Premier Royalty Aberdeen Warrants expected to be issued is 3,885,324.

Notes:

In accordance with the terms of the Thunder Creek Agreement, on the closing date of the Business Combination, the Thunder Creek Royalty Vendors will be issued 357,142 Post-Consolidation Bridgeport Shares and in accordance with the terms of the Golden Arrow Agreement, upon the completion of the acquisition of the Gualcamayo Royalty, Premier Royalty will issue to Golden Arrow the Premier Royalty Golden Arrow Warrants.

SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

Designation	Principal Amount Subject to a Contractual Restriction on Transfer	Percentage of Principal Amount Subject to a Contractual Restriction on Transfer
Convertible Debentures	$11,500,000	100%

PRINCIPAL SECURITYHOLDERS

The following persons beneficially own or will own, directly or indirectly, or exercise control or direction over, Premier Royalty Shares carrying in the aggregate more than 10% of the voting rights attached to the outstanding Premier Royalty Shares.

	Prior to giving effect to the Business Combination		After giving effect to the Business Combination
Name	Number of Securities Owned, Controlled or Directed	Percentage	Number of Securities Owned, Controlled or Directed	Percentage
Premier Gold Mines Limited	100	100%	0	0%
Bridgeport Ventures Inc.	0	0%	35,566,316(1)	100%

(1)

Assumes no conversion of the Convertible Bridge Loan. If the Convertible Bridge Loan is converted in full, Bridgeport would hold 56,398,269 Premier Royalty Shares (100% of the outstanding Premier Royalty Shares).

DIRECTORS AND EXECUTIVE OFFICERS

Name, Occupation and Security Holdings

The following table sets forth, for each of the directors and executive officers of Premier Royalty, the person’s name, province and country of residence, position and office held with Premier Royalty, principal occupation during the five preceding years and, if a director, the period or periods during which the person has served as a director of Premier Royalty.

Name and Place of Residence	Position/Office with Premier Royalty	Director/Officer Since	Principal Occupations During Preceding Five Years
Ewan S. Downie Thunder Bay, Ontario, Canada	Director	November 23, 2011

President and Chief Executive Officer of Premier Gold since May 29, 2006; President of Zinifex Canada Inc. from May 2007 to October 2008; President and Chief Executive Officer of Wolfden Resources Inc. (mining company) from 1997 to May 2007.

Abraham Drost, P. Geo. Thunder Bay, Ontario, Canada	Director, President and Chief Executive Officer	Director since November 23, 2011/President and Chief Executive Officer since September 1, 2012

Chairman of Premier Royalty from November 2011 until August 31, 2012; President and Chief Executive Officer from September 2007 to September 2009 and director since September 2007 of Source Exploration Corp. (mining company); director of Marksman Capital Inc. (financial consulting group) since March 11, 2008; President and director of Sandspring Resources Ltd. (mining company) from May 2009 to September 2011; director of Brixton Metals Corporation (mining company) from August 2008 to November 2010; President, Chief Executive Officer and director of Skybridge Development Corp. (mining company) from May 26, 2008 to May 27, 2009; President from December 2004 to August 2007 and director from September 2004 to June 18, 2008 of Sabina Gold & Silver Corp. (mining company).

John Seaman Thunder Bay, Ontario, Canada	Director	November 23, 2011

President and Chief Executive Officer, Apex Investigation & Security Inc. (private security firm); Chief Financial Officer of Premier Gold August, 2006 until June 2012; Chief Executive Officer and director of QRS Capital Corp. (mining company) since August 2008; Chief Financial Officer of Wolfden Resources Inc. (mining company) from October 2002 to May 2007; and director and/or officer ofvarious small-cap public companies.

Steve Filipovic, CA Thunder Bay, Ontario, Canada	Vice-President, Finance	November 23, 2011

Chartered Accountant with both the Institute of Chartered Accountants of Alberta and Ontario. Mr. Filipovic has held and continues to hold a number of director and senior finance roles with companies listed on the TSX and TSX Venture Exchange, including Chief Financial Officer of Premier Gold (TSX:PG) since June 2012, Vice President, Finance of Premier Gold from March 2008 to June 2012 and Controller of Premier Gold from May 2006 to March 2008.

Eugene Lee, CA Mississauga, Ontario, Canada	Chief Financial Officer	September 1, 2012

President, Capstone Advisory Group Inc., (consulting practice) since April 2012; Vice President, Finance, Northgate Division, AuRico Gold Inc. (mining company); Vice President, Finance of Northgate Minerals Corporation (mining company) from 2008 until 2011; Corporate Controller, Northgate Minerals Corporation from

Name and Place of Residence	Position/Office with Premier Royalty	Director/Officer Since	Principal Occupations During Preceding Five Years
2006 to 2008.
Matthew Gollat Thunder Bay, Ontario, Canada	Vice President, Corporate Development	November 23, 2011

Responsible for Corporate Development/Investor Relations for Premier Gold since June 2012; Responsible for Investor Relations for Premier Gold from June 2008 to June 2012; sales position at Tbaytel (telephone company) from September 2007 to June 2008.

Stephen McGibbon, P. Geo. Thunder Bay, Ontario, Canada	Chief Technical Officer	November 23, 2011

Professional Geologist; Executive Vice-President Corporate & Project Development of Premier Gold since September 10, 2006; Chief Operating Officer of Premier Gold from September 2006 to September 2011.

All directors have been elected to serve until the next annual meeting of shareholders of Premier Royalty, subject to earlier resignation or removal.

None of the directors and executive officers of Premier Royalty beneficially own, or control or direct, directly or indirectly, any Premier Royalty Shares.

The biography of each of the directors and officers of the Resulting Issuer are set out in Schedule “C” to this Information Circular.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the directors or executive officers of Premier Royalty is, or was within the ten years prior to the date hereof, a director, chief executive officer or chief financial officer of any company that was subject to a cease trade order, an order similar to cease trade order or an order that denied such company access to any exemption under securities legislation that was, in each case, in effect for a period of more than 30 consecutive days and that was issued while that person was acting in such capacity or that was issued after that person ceased to act in such capacity and which resulted from an event that occurred while that person was acting in such capacity, except as set out below:

•

John Seaman, a director of Premier Royalty, was a director of MBMI Resources Inc. (“MBMI”) when, on September 21, 2007, it was issued a cease trade order from the British Columbia Securities Commission for failure to file a current technical report. MBMI has since filed a NI 43-101-compliant technical report and retracted certain historic resource estimates, where applicable. Effective November 15, 2007, the cease trade order was rescinded and trading of the securities of MBMI resumed.

None of the directors or executive officers of Premier Royalty and no shareholder holding a sufficient number of Premier Royalty Shares to affect materially the control of Premier Royalty, is, or was within the ten years prior to the date hereof, a director or executive officer of any company that, while that person was acting in such capacity, or within a year of that person ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

None of the directors or executive officers of Premier Royalty and no shareholder holding a sufficient number of Premier Royalty Shares to affect materially the control of Premier Royalty, has within the ten years prior to the date hereof become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold such person’s assets.

None of the directors or executive officers of Premier Royalty and no shareholder holding a sufficient number of Premier Royalty Shares to affect materially the control of Premier Royalty, has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of Premier Royalty’s knowledge, information and belief, and other than disclosed herein, there are no known existing or potential conflicts of interest among Premier Royalty and its directors and officers except that certain of Premier Royalty’s directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to Premier Royalty and their duties as a director or officer of such other companies. As required by law, each of the directors of Premier Royalty is required to act honestly, in good faith and in the best interests of Premier Royalty. In the event of a conflict of interest, Premier Royalty will follow the requirements and procedures of applicable corporate and securities legislation and applicable exchange policies.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Premier Royalty was not a reporting issuer at any time during the fiscal year ended December 31, 2011. When used in this section, “Named Executive Officers” or “NEOs”, means the chief executive officer (the “CEO”), the chief financial officer (the “CFO”), and each of the three most highly compensated executive officers or the three most highly compensated individuals acting in a similar capacity, other than the CEO and the CFO at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year. For the fiscal year ended December 31, 2011, the Named Executive Officers of Premier Royalty were Mr. Ewan Downie, who was the CEO of Premier Royalty, and Mr. John Seaman, who was the CFO. Mr. Downie and Mr. Seaman did not receive any compensation from Premier Royalty for their services as NEOs. Mr. Downie and Mr. Seaman are executive officers and directors of the parent of Premier Royalty, Premier Gold Mines Limited. Effective September 1, 2012, Mr. Downie resigned as CEO of Premier Royalty and Mr. Abraham Drost was appointed President and CEO. Mr. Seaman has resigned as CFO of Premier Royalty and effective September 1, 2012, Mr. Eugene Lee was appointed as CFO. Assuming the completion of the Business Combination, Premier Royalty will have two NEOs: Mr. Abraham Drost, as President and CEO and Mr. Eugene Lee, as CFO.

The executive compensation program of Premier Royalty is administered by the directors of Premier Royalty. The directors review and make decisions in respect of compensation matters relating to the executive officers, employees, consultants, if any, and directors of Premier Royalty, ensuring consistent application of matters relating to remuneration and ensuring that executive remuneration is consistent with industry standards. While making decisions with respect to compensation matters, the directors have given due consideration to the implications of the risks associated with Premier Royalty’s compensation policies and practices. Given the stage of development and size of Premier Royalty, the directors are directly involved in the oversight of the risks involved with Premier Royalty’s policies and practices. The directors have not identified any risks related to Premier Royalty’s compensation policies and practices that are likely to have a material adverse effect on Premier Royalty. Premier Royalty has not adopted any policies or imposed any contractual obligations to restrict the ability of an NEO or a director to purchase financial instruments, including for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation by the Issuer or held, directly or indirectly, by the NEO or director.

The directors of Premier Royalty believe that Premier Royalty should provide a compensation package that is competitive and motivating, that will attract, hold and inspire qualified executives, that will encourage performance by executives to enhance the growth and development of Premier Royalty and that will balance the interests of the executives and the shareholders of Premier Royalty. Achievement of these objectives is expected to contribute to an increase in shareholder value. Since its incorporation on November 23, 2011, Premier Royalty has not compensated any of its officers and directors, other than Abraham Drost, the current President and CEO and a director of Premier Royalty and Eugene Lee, the CFO, for their services to Premier Royalty. The directors of Premier Royalty will continue to review the development of Premier Royalty and will make recommendations for executive compensation as appropriate. If the Business Combination is completed, it is expected that the Resulting Issuer Board will establish a committee of the board to oversee the compensation program of the Resulting Issuer. See Schedule “C” “Information Concerning the Resulting Issuer Executive Compensation” to this Information Circular.

Effective September 1, 2012, Premier Royalty entered into an employment agreement with Mr. Drost to serve as the President and CEO of Premier Royalty (the “Drost Employment Agreement”). Also effective September 1, 2012, Premier Royalty entered into an employment agreement with Mr. Lee to serve as the CFO of Premier Royalty (the “Lee Employment Agreement”, and together with the Drost Employment Agreement, the “NEO Agreements”). The NEO Agreements provides for both fixed compensation, comprised of base salary, and performance-based variable incentive compensation, comprised of an annual cash bonus and long-term incentives in the form of awards under any share incentive plan that may be adopted by Premier Royalty or its successor in interest (which would include the Resulting Issuer).

Base salary is designed to provide income certainty and to attract and retain executives, and is therefore based on the assessment of a number of factors such as current competitive market conditions, compensation levels within the peer group and factors particular to the executive, including individual performance, the scope of the executive’s role with Premier Royalty and retention considerations. The directors of Premier Royalty approved the NEO Agreements and the salary provided for therein. In addition to base salary, Premier Royalty may award executives with short term incentive awards in the form of an annual cash bonus. Annual cash bonuses are intended to provide short-term incentives to executives and to reward them for their yearly individual contribution and performance of personal objectives in the context of overall annual corporate performance. The amount is not pre-established and, for the Drost Employment Agreement, is at the discretion of the directors of Premier Royalty, and for the Lee Employment Agreement, is at the discretion of the CEO. While there is no target amount for annual cash bonus, the payment of the bonus is conditional upon Premier Royalty’s overall operational and financial performance, and upon the executive’s achievement of certain personal performance criteria and milestones to be agreed annually. Equity incentive awards are designed to, among other things, motivate executives to achieve longer-term sustainable business results and align their interests with those of the shareholders. Grantees of equity incentive awards benefit only if the market value of the common shares at the time of stock option exercise is greater than the exercise price of the stock options at the time of grant. Awards are based on a variety of factors, such as the need to attract or retain key individuals, competitive market conditions and internal equity.

Under the Drost Employment Agreement, Mr. Drost receives a base salary of $250,000 per year, with the base salary to be reviewed annually by the directors of Premier Royalty and adjusted by the directors in their sole discretion. Under his employment agreement, Mr. Drost also receives all benefits generally provided to employees of Premier Royalty, five weeks of paid vacation annually and is eligible to be granted incentive stock options to acquire common shares under any share incentive plan adopted by the Resulting Issuer. Assuming completion of the Business Combination, Mr. Drost will be granted 650,000 options to purchase shares of the Resulting Issuer.

Under the Lee Employment Agreement, Mr. Lee receives a base salary of $182,500 per year, with the base salary to be reviewed annually by the CEO of Premier Royalty and adjusted by the CEO in his sole discretion. Under his employment agreement, Mr. Lee also receives all benefits generally provided to employees of Premier Royalty, four weeks of paid vacation annually and is eligible to be granted incentive stock options to acquire common shares under any share incentive plan adopted by the Resulting Issuer. Assuming completion of the Business Combination, Mr. Lee will be granted 300,000 options to purchase shares of the Resulting Issuer.

The allocation of the NEOs’ compensation to these different elements is not based on a formula, but rather is intended generally to reflect market practices and realities as well as the discretionary assessment by the directors of Premier Royalty of Mr. Drost’s past contribution and ability to contribute to future short and long-term business results and on the assessment by the CEO of Mr. Lee’s ability to contribute to future short and long-term business results. The directors and the CEO rely on their experience as officers and directors of other companies in assessing appropriate compensation levels.

Termination and Change of Control Benefits

Resignation

Pursuant to the terms of the NEO Agreements, an NEO may resign his employment at any time by giving Premier Royalty at least three months prior written notice. Premier Royalty can waive this notice in whole or in part by giving the NEO pay in lieu of notice. All of the NEO’s benefits, and any other allowances or perquisites immediately cease upon the effective date of the NEO’s resignation.

Termination for Just Cause

Pursuant to the terms of the NEO Agreements, Premier Royalty may immediately terminate the NEO for Just Cause (as such term is defined in the applicable NEO Agreement), without notice or compensation in lieu of notice except for any unpaid base salary and vacation earned to the effective date of termination and any other compensation which is due and owing to the NEO on the effective date of termination. All of the NEO’s benefits and any other allowances or perquisites immediately cease upon termination of the NEO’s employment for Just Cause.

Cessation of Employment Upon Death or Disability

The applicable NEO Agreement terminates automatically upon the death of the NEO, and, at Premier Royalty’s discretion, upon the Disability (as such term is defined in the applicable NEO Agreement) of the NEO. In the event of the termination of the NEO Agreement pursuant to the death or Disability of the NEO, the NEO’s estate or the NEO, as applicable, will be eligible to receive any unpaid base salary and vacation earned to the date that the NEO’s employment ceases, as well as any other compensation which is due and owing to the NEO on the date that his employment ceases.

Termination Without Just Cause

Pursuant to the terms of the Drost Employment Agreement, in the event that Premier Royalty terminates Mr. Drost’s employment without Just Cause, Mr. Drost will be entitled to: (i) written notice of termination and/or pay in lieu of such notice equal to twenty four months, either as a salary continuation or as a lump sum payment; (ii) an amount equal to (A) two time the average annual incentive bonus earned by Mr. Drost over the two-year period immediately prior to the termination of Mr. Drost’s employment, either as a lump sum payment or in equal installments added to any salary continuation payments; and (iii) to the extent permitted by its carriers, Premier Royalty shall continue to provide any group benefits during the 24 month notice period for which Mr. Drost was eligible as of the date immediately prior to the date of the notice of termination of employment and in the event that Premier Royalty’s carriers do not permit the continuation of any group benefit for the entire period, Premier Royalty shall provide a lump sum payment to Mr. Drost equal to the cost of the benefits premium that Premier Royalty would have paid to provide the benefit to Mr. Drost for the remaining part of the termination period.

Pursuant to the terms of the Lee Employment Agreement, in the event that Premier Royalty terminates Mr. Lee’s employment without Just Cause, Mr. Lee will be entitled to: (i) written notice of termination and/or pay in lieu of such notice equal to twenty four months, either as a salary continuation or as a lump sum payment; (ii) an amount equal to (A) two time the average annual incentive bonus earned by Mr. Lee over the two-year period immediately prior to the termination of Mr. Lee’s employment or (B) two times the incentive bonus earned by Mr. Lee in the immediately preceding fiscal year if he is terminated prior to the September 1, 2014, either as a lump sum payment or in equal installments added to any salary continuation payments; and (iii) to the extent permitted by its carriers, Premier Royalty shall continue to provide any group benefits during the 24 month notice period for which Mr. Lee was eligible as of the date immediately prior to the date of the notice of termination of employment and in the event that Premier Royalty’s carriers do not permit the continuation of any group benefit for the entire period, Premier Royalty shall provide a lump sum payment to Mr. Lee equal to the cost of the benefits premium that Premier Royalty would have paid to provide the benefit to Mr. Lee for the remaining part of the termination period.

Pursuant to the terms of the NEO Agreements, any stock options granted by Premier Royalty to Mr. Drost or Mr. Lee cease to vest on the effective date of resignation or termination of employment, and the NEO will only be eligible to exercise any share options then vested in accordance with the terms of the stock option plan and the application grant of options.

Change of Control Benefits

In the event there is a Change of Control (as defined in the NEO Agreements) and within 12 months of such Change of Control there is an Involuntary Termination (as defined in the NEO Agreements), the NEO is entitled to the same notice and/or payments and benefits as though he had been terminated without Just Cause (see above “Termination Without Just Cause”). In addition, any stock options granted by Premier Royalty to the NEO immediately vest and remain exercisable in accordance with, and until the ordinary termination date of such stock options, determined in accordance with the stock option plan under which such stock options were granted.

Under the NEO Agreements, the definition of Change of Control includes the following events: (i) subject to certain provisions, an acquiror, other than through an offering of securities undertaken with the approval of the directors of Premier Royalty, acquires control of voting securities of Premier Royalty totaling, together with such securities already held by the acquiror, 50 per cent of the outstanding voting securities of Premier Royalty which may be cast to elect directors of Premier Royalty; (ii) all resolutions of the shareholders of Premier Royalty necessary to permit such the acquisition contemplated in (i) are approved by shareholders (even if the securities have not yet been issued or transferred to, or acquired by such acquirer); (iii) subject to certain provisions, the sale or transfer of more than 50 per cent of the property or assets of Premier Royalty; (iv) all resolutions of the shareholders of Premier Royalty necessary to permit such the transfer contemplated in (iii) are approved by shareholders; (v) incumbent directors ceasing to constitute a majority of the board of directors of Premier Royalty; and (vi) the board adopting a resolution to the effect that, for purposes of the NEO Agreements, a Change of Control has occurred or is imminent. Under the NEO Agreements, the definition of Involuntary Termination includes: (i) the termination by Premier Royalty of the NEO’s employment for any reason (other than the cessation of employment caused by the NEO’s death or Disability, or the NEO’s termination of employment for Just Cause) at any time during the twelve month period following a Change of Control; (ii) the resignation by the NEO within a ninety day period immediately following (A) any material change in the employment conditions of the NEO that would materially adversely affect the nature and status of the NEO’s duties and responsibilities, including, without limitation, any change in title, position or reporting relationship, (B) a material reduction in the NEO’s compensation package, including, without limitation, the NEO’s base salary, incentive bonus or stock options in effect at the time of the Change of Control, (C) any material failure by Premier Royalty to continue to provide the NEO with the benefits, allowances or perquisites substantially similar to those enjoyed by the NEO at the time of the Change of Control, or (D) any other material change to the terms and conditions of the Executive’s employment that is ultimately determined by a court of competent jurisdiction to constitute a constructive dismissal, that occurs within the twelve (12) month period following a Change of Control; or (iii) the refusal by the NEO of any offer of continued employment with any successor of Premier Royalty that occurs within ninety (90) days following a Change of Control.

Share Based and Option-Based Awards

As of the date hereof, Premier Royalty has not adopted any share based compensation arrangements and has not granted any share-based or options-based awards.

Pursuant to the terms of the Drost Employment Agreement, subject to the terms of any share incentive plan that may be adopted by Premier Royalty, or if Premier Royalty completes the Business Combination, the Resulting Issuer, on the day immediately following the closing date of a going public transaction (the “Closing Date”), Mr. Drost will be granted 650,000 options to purchase Premier Royalty Shares or Post-Consolidation Bridgeport Shares, as applicable. The exercise price of such option will be the closing price of the Premier Royalty Shares on the Closing Date or, if permitted by the applicable regulatory authorities and the Toronto Stock Exchange, the deemed going public transaction price per share of Premier Royalty, which in the case of the Business Combination is $1.40 per share on a post-consolidation basis, provided that Premier Royalty is able to make available or grant options to its other directors and officers at the same price. These options shall expire five years from the Closing Date. 350,000 of these options shall immediately vest; (ii) 150,000 options vest six months after the Closing Date; and (iii) the remaining 150,000 options shall vest on the date that is 12 months after the Closing Date.

Pursuant to the terms of the Lee Employment Agreement, subject to the terms of any share incentive plan that may be adopted by Premier Royalty, or if Premier Royalty completes the Business Combination, the Resulting Issuer, on the day immediately following the Closing Date, Mr. Lee will be granted 300,000 options to purchase Premier Royalty Shares or Post-Consolidation Bridgeport Shares, as applicable. The exercise price of such option will be the closing price of the Premier Royalty Shares on the closing date of the going public transaction or, if permitted by the applicable regulatory authorities and the Toronto Stock Exchange, the deemed going public transaction price per share of Premier Royalty, which in the case of the Business Combination is $1.40 per share on a post-consolidation basis, provided that Premier Royalty is able to make available or grant options to its other directors and officers at the same price. These options shall expire five years from the Closing Date. 120,000 of these options shall immediately vest; (ii) 90,000 options vest nine months after the Closing Date; and (iii) the remaining 90,000 options shall vest on the date that is 18 months after the Closing Date.

Compensation governance

Compensation of the directors and the President & CEO is determined by Premier Royalty’s board of directors, and the President & CEO determines the compensation of the Chief Financial Officer and any other executive officers of Premier Royalty. The board of directors has not adopted any formal policies to determine the compensation of Premier Royalty’s directors and officers. The Company has not retained any compensation consultants or advisors to assist the board of directors in determining compensation for any of the Issuer’s directors or officers.

Director Compensation

Other than payments made to Mr. Drost in his capacity as Chairman, President & CEO, Premier Royalty has not paid any consideration, nor has any consideration become payable, in respect of services rendered to Premier Royalty and its subsidiary by its directors since the incorporation of Premier Royalty on November 23, 2011, nor have any share-based or option-based awards being granted to any director.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of Premier Royalty’s current or former directors, executive officers or employees, or any of their associates, is indebted to Premier Royalty or its subsidiary or is indebted to another entity, the indebtedness to which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Premier Royalty or any of its subsidiaries.

CORPORATE GOVERNANCE

Corporate Governance

As Premier Royalty is a private company, not a reporting issuer, and has only recently acquired its royalty interests, it does yet not have: any board committees, formal director orientation and continuing education; a code of business conduct and ethics; formal procedures for the nomination of directors; formal procedures to determine compensation of members the board of directors or its President & CEO; and formal procedures for assessing members of the board of directors.

The directors are responsible for the stewardship and the general supervision of the management of the business. There are currently three directors, as noted above under “Directors and Executive Officers”, all of whom are not considered to be independent within the meaning of NI 58-101. Mr. Drost is not considered to be independent by virtue of his appointments as President & CEO. Each of Mr. Downie and Mr. Seaman is not considered to be independent because he was an officer of Premier Gold.

If the Business Combination is completed, the Resulting Issuer will comply with all corporate governance requirements. See Schedule “C” “Information Regarding the Re sulting Issuer – Directors and Officers – The Board and Board Committees” to this Information Circular.

Other Directorships

The following directors are currently directors of other reporting issuers in Canada (or the equivalent in foreign jurisdictions) as of the date hereof:

Name of Director	Independence	Other Reporting Issuers
Ewan S. Downie	Not independent	Mega Precious Metals Inc. Newstrike Resources Ltd. Source Exploration Corp. Wolfden Resources Corp.
Abraham Drost	Not independent	Mega Precious Metals Inc. Source Exploration Corp.
John Seaman	Not independent	CuOro Resources Corp. T.B. Mining Ventures Inc. QRS Capital Corp. Valor Ventures Inc. Tembo Gold Corp. (formerly Lakota Resources Inc.)

RISK FACTORS

An investment in the securities of Premier Royalty should be considered a highly speculative investment that involves significant risk. Bridgeport Securityholders should carefully consider all of the information disclosed in this Schedule “B”, as well as the information in the body of the Information Circular and its other schedules, prior to voting in respect of the Business Combination. In addition to all other information presented in this Schedule “B”, the risk factors set out below should be given special consideration when evaluating the Business Combination. Additional risks and uncertainties not presently known to Premier Royalty or that Premier Royalty currently deems immaterial may also impair Premier Royalty’s business operations. If any of the possibilities described in such risks actually occurs, Premier Royalty’s business, financial condition and operating results could be materially adversely harmed.

Risks Relating to Premier Royalty’s Business and Mineral Property Operations

Premier Royalty is dependent on the payment of royalties by the owners and operators of the relevant properties and any delay in or failure of such royalty payments will affect the revenues generated by the asset portfolio.

Royalty and other interests in natural resource properties are largely contractual in nature. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent grantors of royalty and other interests do not abide by their contractual obligations, Premier Royalty would be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and there is no guarantee of success. While any proceedings or actions are pending, or if any decision is determined adversely to Premier Royalty, that may have a material and adverse effect on Premier Royalty’s profitability, results of operations and financial condition.

In addition, Premier Royalty is dependent to a large extent upon the financial viability and operational effectiveness of owners and operators of the relevant royalty properties. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, the ability or willingness of smelters and refiners to process mine products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operators of expenses incurred in the operation of the royalty properties, the establishment by the operators of reserves for such expenses or the insolvency of the operator. Premier Royalty’s rights to payment under the royalties must, in most cases, be enforced by contract without the protection of a security interest over property that Premier Royalty could readily liquidate. This inhibits Premier Royalty’s ability to collect outstanding royalties upon a default. In the event of a bankruptcy of an operator or owner, Premier Royalty will be treated as an unsecured creditor and, therefore, have a limited prospect for full recovery of revenue. Failure to receive any payments from the owners and operators of the relevant properties may result in a material and adverse effect on Premier’s profitability, results of operation and financial condition.

Premier Royalty has no control over mining operations.

Premier Royalty has no contractual rights relating to the operation or development of mines. Except for any payments which may be payable in accordance with applicable cash flow guarantees, Premier Royalty will not be entitled to any material compensation if these mining operations do not meet their forecasted gold production targets in any specified period or if the mines shut down or discontinue their operations on a temporary or permanent basis. The mines may not commence production within the time frames anticipated, if at all, and there can be no assurance that the gold production from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the mines or their successors may decide to suspend or discontinue operations. The Company is subject to the risks that the mines shut down on a temporary or permanent basis due to issues including, but not limited to, economic, lack of financial capital, floods, fire, mechanical malfunctions, social unrest, expropriation and other risks. These issues are common in the mining industry and can occur frequently.

The resource and reserve estimates on the properties on which Premier Royalty holds royalty interests may not be realizable.

The figures provided in connection with mineral reserves and mineral resources in respect of the properties in which Premier Royalty has acquired or proposes to acquire royalty interests are estimates, and have not been verified by Premier Royalty, and no assurance can be given that full recovery of the anticipated tonnages and grades will be achieved or that any indicated level of recovery will be realized.

The ore actually recovered may differ from the estimated grades of the mineral reserves and mineral resources. Future production could differ from reserve and resources estimates for, among others, the following reasons:

(a)	mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;

(b)	increases in operating mining costs and processing costs could adversely affect whether the mineralization remains as a mineral reserve or mineral resource;

(c)

the grade of the mineral reserves or mineral resources may vary significantly from time to time and there is no assurance that any particular level of mineralization will be recovered from the mineral reserves or mineral resources;

(d)	declines in the market prices of metals may render the mining of some or all of the mineral reserves uneconomic;

(e)	unexpected penalties may be imposed by smelters or refiners; and

(f)	the metallurgy may turn out differently than that anticipated.

Premier Royalty may acquire royalty interests in respect of properties that are speculative and there can be no guarantee that mineable deposits will be discovered or developed.

Exploration for metals and minerals is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures made by the operator of any given project will result in discoveries of commercial quantities of minerals or precious gems on lands where Premier Royalty holds royalties.

If mineable deposits are discovered, substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained at all or on terms acceptable to the operator. Although Premier Royalty intends to only hold royalty interests and not be responsible for these expenditures, the operator may not be in a financial position to obtain the necessary funds to advance the project.

Premier Royalty has limited access to data regarding the operation of mines in which it has an interest.

As a royalty holder, Premier Royalty neither serves as the mine’s operator nor does Premier Royalty have any input into how the operations are conducted. As such, Premier Royalty has varying access to data on the operations or to the actual properties themselves. This could affect its ability to assess the value of the royalty interest or enhance the royalty’s performance. It is difficult or impossible for Premier Royalty to ensure that the properties are operated in its best interest. As well, most of the information regarding mining operations provided by Premier Royalty in this Schedule “B” was taken from publicly available documents and Premier Royalty is unable to verify the accuracy of such information. Premier Royalty’s royalty payments may be calculated by the royalty payors in a manner different from Premier Royalty’s projections. Premier Royalty may or may not have rights of audit with respect to such royalty interests.

Premier Royalty faces competition for royalty interest acquisitions and the mining industry is competitive is all of its stages.

Many companies are engaged in the search for and the acquisition of mineral interests, and there is a limited supply of desirable mineral interests. The mineral exploration business is competitive in all phases. Many companies are engaged in the acquisition of mining interests, including large, established companies with substantial financial resources, operational capabilities and long earnings records. Premier Royalty may be at a competitive disadvantage in acquiring interests in these natural resource properties, whether by way of royalty, stream or other form of investment, as many competitors have greater financial resources and technical staffs. There can be no assurance that Premier Royalty will be able to compete successfully against other companies in acquiring new natural resource properties and royalty interests. In addition, Premier Royalty may be unable to acquire royalties at acceptable valuations and on terms it considers to be acceptable. Premier Royalty’s inability to acquire additional royalty interests and other investments in mineral properties may result in a material and adverse effect on Premier Royalty’s profitability, results of operation and financial condition.

In addition, there is no assurance that a ready market will exist for the sale of commercial quantities of ore. Factors beyond the control of Premier Royalty may affect the marketability of any substances discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Premier Royalty not receiving any future royalty payments.

Premier Royalty may enter into acquisitions or other material royalty transactions at any time.

Premier Royalty is continuously reviewing opportunities to acquire existing royalties to create new royalty interests through the financing of mining projects or to acquire companies that hold royalties. Premier Royalty has various types of transactions and acquisition opportunities in various stages of active review, including submission of indications of interest and participation in discussions or negotiations in respect of such transactions. This process also involves the engagement of consultants and advisors to assist in analyzing particular opportunities. Any such acquisition or transaction could be material to Premier Royalty and may involve the issuance of securities by Premier Royalty or the incurring of indebtedness to fund any such acquisition. In addition, any such acquisition or other royalty transaction may have other transaction specific risks associated with it, including risks related to the completion of the transaction, the project operators or the jurisdictions in which assets may be acquired.

Additionally, Premier Royalty may consider opportunities to restructure its royalties where it believes such a restructuring may provide a long-term benefit to Premier Royalty, even if such restructuring may reduce near-term revenues or result in Premier Royalty incurring transaction related costs.

Premier Royalty may enter into one or more acquisitions, restructurings or other royalty transactions at any time.

Royalty acquisitions contemplated by Premier Royalty may require third party approvals.

Premier Royalty has entered into, and intends to enter into, agreements to acquire royalty interests that require, and may require, the consent or approval of third parties in order to complete the contemplated acquisition. There can be no assurance that such third parties, which may include shareholders of the entity disposing of the royalty interests, regulatory bodies or entities with an interest in the applicable property or others, will provide the required approval or consent in a timely manner, or at all. Failure to complete royalty acquisitions may result in a material and adverse effect on Premier Royalty’s profitability, results of operation and financial condition.

Premier Royalty may be unable to secure future funding requirements.

Premier Royalty has limited financial resources and will require new capital to grow its business. In order to achieve its growth plans, Premier Royalty intends, among other things, to acquire additional royalty assets. These plans require, and will continue to require, significant capital expenditures, which Premier Royalty may be unable to finance on acceptable terms or at all. There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements, or for other corporate purposes or, if debt or equity financing is available, that will be on the terms acceptable to Premier Royalty.

Premier Royalty may incur substantial costs in pursuing future capital requirements, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. The ability to obtain needed financing may be impaired by such factors as the capital markets (both generally and in the gold industry in particular), the price of gold on the commodities markets and/or the loss of key management personnel.

It is likely such additional capital will be raised through the issuance of additional equity which will result in dilution to Premier Royalty’s shareholders.

The current global financial condition may make it more difficult for Premier Royalty to obtain capital and financing.

Beginning in late 2009, concerns of a sovereign debt crisis regarding some European Union states developed among fiscally conservative investors. While sovereign debt increases have been most pronounced in only a few Eurozone countries, they have become a perceived problem for the area as a whole. Additionally, there has been a growing concern about rising government deficits and debt levels across the globe. Those concerns have created and may continue to create alarm in the credit and financial markets which could, among other things, make it more difficult for Premier Royalty to obtain, or increase its cost of obtaining, capital and financing for its operations on terms acceptable to Premier Royalty or at all.

The unprecedented events in global financial markets in 2008 and 2009 and the current Eurozone sovereign debt crisis have had a profound impact on the global economy. Many industries, including the gold mining industry, were and continue to be impacted by these market conditions. Some of the key impacts of the financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. While many economies around the world have been slowly improving, there can be no assurance that the global economy will continue to improve or another financial or economic crisis will not occur in the future. The global economic outlook remains relatively uncertain. A slowdown or crisis in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect Premier Royalty’s growth and profitability, and the trading price of the Premier Royalty Shares could be adversely affected.

Premier Royalty’s royalty interests will be affected by fluctuations in mineral prices.

Mineral prices have fluctuated widely in recent years. The marketability and price of metals and minerals on properties for which Premier Royalty holds royalty interests will be influenced by numerous factors beyond the control of Premier Royalty.

The properties on which Premier Royalty holds royalty interests are subject to exploration and mining risks.

Premier Royalty seeks to acquire royalty interests in mineral properties from companies that have advanced staged development projects or operating mines. Royalties are non-operating interests in mining projects that provide the right to revenue or production from the project after deducting specified costs, if any. Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. The long-term profitability of Premier Royalty’s operations will be in part directly related to the cost and ultimate success of the operating mines in which Premier Royalty has a royalty interest, which may be affected by a number of factors beyond Premier Royalty’s control.

Operating a producing mine involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which Premier Royalty has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of mineral resources, any of which could result in work stoppages, damage to property, and possible environmental damage.

Hazards such as unusual or unexpected geological formations and other conditions such as formation pressures, fire, power outages, flooding, explorations, cave-ins, landslides and the inability to obtain suitable machinery, equipment or labour are involved in mineral exploration, development and operation. Operating companies which operate on properties on which Premier Royalty has an interest may become subject to liability for pollution, cave-ins or hazards against which they cannot insure or against which they may elect not to insure. The payment of such liabilities may have a material, adverse effect on the financial position of such operating companies, and in turn, may have a material adverse effect on the financial position of Premier Royalty.

In addition, labour disruptions are a hazard to mineral exploration, development and operation. There is always a risk that strikes or other types of conflict with unions or employees may occur at any one of the properties on which Premier Royalty holds royalty interests. Although it is uncertain whether labour disruptions will be used to advocate labour, political or social goals in the future, labour disruptions could have a material adverse effect on the results of operations of the mineral properties in which Premier Royalty holds interests.

Royalties are based on mine life and in some instances a drop in metal prices or a change in metallurgy may result in a project being shut down with a material, adverse effect on that company’s financial position, and in turn, may have a material adverse effect on the financial position of Premier Royalty.

The properties on which Premier Royalty holds royalty interests or will hold royalty interests are subject to government regulation.

The properties on which Premier Royalty holds royalty interests or will hold royalty interests are located in multiple legal jurisdictions and political systems. Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability are beyond the control of Premier Royalty and may adversely affect its business. Even though a mineral property is proven to host economic reserves of mineral resources, factors such as governmental expropriation or regulation may prevent or restrict mining of any such deposits or repatriation of profits. Any changes in regulations or shifts in political conditions are beyond the control of the Premier Royalty and may adversely affect Premier Royalty’s business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, and expropriation of property, environmental legislation and mine safety.

The properties on which Premier Royalty holds royalty interests or will hold royalty interests may require permits and licenses.

The properties on which Premier Royalty holds royalty interests or will hold royalty interests, including the mine operations, may require licenses and permits from various governmental authorities. There can be no assurance that the operator of any given project will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations.

Premier Royalty has a limited history of operations.

An investment in Premier Royalty is considered speculative primarily due to the nature of Premier Royalty’s business. Premier Royalty has a limited history of performance and earnings.

There is no assurance that third party information is complete and accurate.

Most of the information regarding mining operations provided by Premier Royalty in this Schedule “B”, as well as certain financial information regarding the Buffelsfontein Royalty, the Gualcamayo Royalty and the Thunder Creek royalty included in Schedule “I” to this Information Circular, was taken from publicly available documents and has not been independently verified by Premier Royalty. Although Premier Royalty does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete and accurate.

Premier Royalty may be restricted with respect to its ability to disclose information regarding some of its royalty interest.

Some royalties may be subject to confidentiality arrangements which govern the disclosure of information with regard to royalties and as such Premier Royalty may not be in a position to publicly disclose non-public information with respect to certain royalties.

Premier Royalty is heavily reliant on its management.

Premier Royalty is dependent upon the continued availability and commitment of its key management, whose contributions to immediate and future operations of Premier Royalty are of key importance. Premier Royalty has not obtained “key man” insurance for any members of its management. The loss of the service of members of management and certain key employees could have a material adverse effect on Premier Royalty.

Premier Royalty’s royalty interests are subject to foreign currency fluctuations.

Premier Royalty’s royalty interests are subject to foreign currency fluctuations and inflationary pressures which may adversely affect Premier Royalty’s financial position and results. There can be no assurance that the steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and, accordingly, Premier Royalty may suffer losses due to adverse foreign currency fluctuations.

The registration of royalty interests may not protect Premier Royalty’s interests.

The right to record or register royalties in various registries or mining recorders offices may not necessarily provide any protection to the royalty holder. Accordingly, the royalty holder may be subject to risk from third parties.

The properties on which Premier Royalty holds royalty interests may be the subject of litigation.

Potential litigation may arise on a property on which Premier Royalty has a royalty (for example litigation between joint venture partners or original property owners). As a royalty holder, Premier Royalty will not generally have any influence on the litigation nor will it generally have access to data.

The interest of directors and officers of Premier Royalty may conflict with the interests of Premier Royalty.

The directors and officers of Premier Royalty may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies. Situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of Premier Royalty. In the event that such a conflict of interest arises at a meeting of the directors of Premier, a director is required by the OBCA to disclose the conflict of interest and to abstain from voting on the matter.

Risks Relating to the Premier Royalty Shares Generally

Markets for Securities

There can be no assurance that an active trading market in Premier Royalty’s securities will be established and sustained. The market price for Premier Royalty’s securities could be subject to wide fluctuations. The shares of Premier Royalty are not listed on any stock exchange. Although an application has been made to list the shares of the Resulting Issuer on the TSX, there can be no assurance that such listing will be approved. Factors such as commodity prices, government regulation, interest rates, share price movements of the Premier Royalty’s peer companies and competitors, as well as overall market movements, may have a significant impact on the market price of the securities of Premier Royalty. The stock market has from time to time experienced extreme price and volume fluctuations, particularly in the mining sector, which have often been unrelated to the operating performance of particular companies.

Dividend Policy

Payment of dividends on the Premier Royalty Shares will be within the discretion of Premier Royalty’s board of directors and will depend upon Premier Royalty’s future earnings, its acquisition capital requirements and financial state, and other relevant factors. There can be no assurance that Premier Royalty will be in a position to issue dividends.

No Dividend Record

Premier does not have a dividend policy and has never declared or paid any dividends to its shareholders. Premier intends to invest all available funds toward the development and growth of its business and does not expect to pay any cash dividends for the foreseeable future. The payment of any cash dividend to shareholders of Premier in the future will be at the discretion of the directors of Premier and will depend on, among other things, the financial condition, capital requirements and earnings of Premier, and any other factors that the directors of Premier may consider relevant.

The interest of holders of Premier Royalty Shares is subordinate to certain other interests.

In the event of a bankruptcy, liquidation or reorganization of Premier Royalty, creditors will generally be entitled to payment of their claims from the assets of Premier Royalty before any assets are made available for distribution to the shareholders. The interest of holders of Premier Royalty Shares will be effectively subordinated to most of the other indebtedness and liabilities of Premier Royalty. In addition, the rights of holders of Premier Royalty Shares are subject to the prior rights of the holders of the Preference Shares (of which there are none outstanding as of this Information Circular).

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Premier Royalty has not been a party to, nor has any of its property been the subject of, any legal proceedings since the beginning of the most recently completed financial year for which financial statements are included in this Schedule “B”, and no legal proceedings are known to be contemplated.

There have not been any penalties or sanctions imposed against Premier Royalty by a court relating to provincial and territorial securities legislation or by a securities regulatory authority, nor have there been any other penalties or sanctions imposed by a court or regulatory body against Premier Royalty, and Premier Royalty has not entered into any settlement agreements before a court relating to provincial and territorial securities legislation or with a securities regulatory authority.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Schedule “B”, none of the directors or executive officers of Premier Royalty, nor any principal shareholder as discussed herein, nor any associate or affiliate of the foregoing persons, has or has had any material interest, directly or indirectly, in any material transaction with Premier Royalty within the three years before the date of this Schedule “B” that has materially affected or is reasonably expected to materially affect Premier Royalty or its subsidiary.

AUDITORS

The auditors of Premier Royalty are Grant Thornton LLP. The principal office of Grant Thornton LLP is located at 979 Alloy Dr., Thunder Bay, Ontario P7B 5Z8.

MATERIAL CONTRACTS

The following is a list of material contracts of Premier Royalty that (i) have been entered since the date of incorporation, being November 23, 2011, except for contracts which are in the ordinary course of business, or (ii) will be entered into prior to the closing of the Business Combination:

(a)

the royalty purchase agreement dated April 24, 2012 relating to the Buffelsfontein Mine and Mine Waste Solutions Property (Republic of South Africa) between Aberdeen, Premier Gold and Premier Royalty, being the “Aberdeen Purchase Agreement” (see “Description of the Business – History Since Incorporation”);

(b)

the share purchase agreement among Golden Arrow, Premier Royalty and Premier Gold dated May 23, 2012 pursuant to which Premier Royalty has agreed to acquire an indirect interest in the Gualcamayo, being the “Golden Arrow Agreement” (see “Description of the Business – History Since Incorporation”);

(c)

the convertible bridge loan agreement between Premier Gold, as lender, and Premier Royalty, as borrower, in the principal amount of up to $28,000,000, dated May 31, 2012, of which $11,500,000 has been advanced to Premier Royalty in connection with the purchase pursuant to the Aberdeen Purchase Agreement, being the “Convertible Bridge Loan” (see “Description of the Business – History Since Incorporation”);

(d)

the royalty purchase agreement dated June 22, 2012 between Premier Royalty, Premier Gold and James Croxall and Dennis Miller, being the “Thunder Creek Agreement” (see “Description of the Business – History Since Incorporation”);

(e)

the business combination agreement dated August 7, 2012, as amended on October 29, 2012, among Bridgeport, Premier Gold and Premier Royalty, being the “Business Combination Agreement” (see “Description of the Business – History Since Incorporation, and – Expected Developments”); and

(f)

the royalty transfer agreement between Premier Gold and Premier Royalty for the transfer of the Premier Gold Royalty Portfolio to be entered into before the closing of the Business Combination (see “Description of the Business – Expected Developments”).

Premier Royalty also expects to enter into a warrant indenture with respect to certain warrants which will be issued in connection with the completion of the Business Combination.

INTEREST OF EXPERTS

The auditors’ report of Grant Thornton LLP, the auditors of Premier Royalty, with respect to the financial statements of Premier Royalty, and the auditor’s report of Grant Thornton LLP with respect to financial information regarding the Thunder Creek Royalty, is each included in Schedule “I” to this Information Circular. Grant Thornton LLP is independent of Premier Royalty within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

The auditor’s report of PricewaterhouseCooper LLP, the auditors of Golden Arrow, with respect to financial information regarding the Gualcamayo Royalty is included in Schedule “I” to this Information Circular. As of the date of the Information Circular to which this Schedule “B” is attached, the partners, employees and consultants of PricewaterhouseCooper LLP, as a group, beneficially own, directly or indirectly, less than 1% of the Bridgeport Shares and none of Premier Royalty Shares.

The auditor’s report of McGovern, Hurley, Cunningham LLP, the auditors of Aberdeen, with respect to financial information regarding the Buffelsfontein Royalty is included in Schedule “I” to this Information Circular. McGovern, Hurley, Cunningham LLP is independent of Aberdeen, Premier Royalty and Bridgeport within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

Stephen McGibbon, P.Geo, is named in this Schedule “B” as having reviewed and approved certain scientific and technical information as set out under the heading “Material Mineral Projects” with respect to the Gualcamayo Property, the BGM, the Mine Waste Project and the Thunder Creek Deposit. As of the date of the Information Circular to which this Schedule “B” is attached, Mr. McGibbon does not own any securities of Premier Royalty and owns, in the aggregate, less than 1% of all issued and outstanding Bridgeport Shares.

William Lewis, P.Geo, is named in this Schedule “B” as having reviewed and approved certain scientific and technical information as set out under the heading “Material Mineral Projects” with respect to the Emigrant Project. As of the date of the Information Circular to which this Schedule “B” is attached, Mr. Lewis does not own any securities of Premier Royalty and or any securities of Bridgeport.

SCHEDULE “C”
INFORMATION CONCERNING THE RESULTING ISSUER

The information contained in this Schedule “C” is presented assuming completion of the Business Combination.

THE RESULTING ISSUER

Name and Incorporation

Pursuant to the Business Combination, the Resulting Issuer will continue to exist under the OBCA, and shall change its name from “Bridgeport Ventures Inc.” to “Premier Royalty Inc.” or such other name as is approved by Premier Gold and permitted by the TSX and the Ontario Ministry of Government Services. The head office and registered office of the Resulting Issuer will be 1100 Russell Street, Thunder Bay, Ontario, Canada, P7B 5N2.

Intercorporate Relationships

Pursuant to the Business Combination, Premier Royalty Shareholders will exchange their Premier Royalty Shares for Post-Consolidation Bridgeport Shares on a one-for-one basis and Premier Royalty will become a wholly-owned subsidiary of Bridgeport. The Resulting Issuer will have two direct wholly-owned subsidiaries, Premier Royalty and Bridgeport Nevada, and one indirect wholly-owned subsidiary, Premier Royalty U.S.A. Inc., and will indirectly hold the Royalties.

In the event the Gualcamayo Royalty is acquired by Premier Royalty prior to the Effective Date, Premier Royalty will have another wholly-owned subsidiary, Inversiones Mineras Australes Holdings (BVI) Inc., which will own approximately 95% of the shares of Inversiones Australes SA, the owner of the Gualcamayo Royalty.

Stock Exchange Listing

The Business Combination is accounted for on a reverse take-over basis and constitutes a “back door listing” pursuant to the rules and policies of the TSX. The TSX considers back door listings to be original listings of the resulting entity, and therefore, the Resulting Issuer will need to satisfy the TSX original listing requirements in order to remain listed on the TSX. An application has been made to list the Post-Consolidation Bridgeport Shares to be issued in connection with the Business Combination, the Adjusted October 2014 Warrants and Adjusted Second December 2012 Warrants on the TSX from and after the Effective Date. Listing approval has not yet been granted by the TSX. There is no guarantee that listing approval will be granted, or if granted, on terms and conditions that will be acceptable to the Resulting Issuer.

Description of Business

From and after the Effective Date, the Resulting Issuer’s business will be the business of Premier Royalty. See Schedule ”B” – “Premier Royalty Corporation” to this Information Circular. The current business of Bridgeport will not be material to the Resulting Issuer. As set out in Schedule “B” to this Information Circular, the strategy of the Resulting Issuer will be to acquire and manage precious metals royalties and similar interests.

Pro Forma Consolidated Capitalization

The following table sets forth the capitalization of the Resulting Issuer on a pro forma basis as at the date of this Information Circular after giving effect to the Business Combination (including the Consolidation) and assumes that Premier Gold has not exercised its conversion right with respect to the Convertible Bridge Loan. This table should be read in conjunction with the financial statements of Bridgeport filed on SEDAR and the financial statements of Premier Royalty included in this Information Circular, including the notes thereto.

	Authorized or to be authorized	After Giving Effect to the Business Combination (including the Consolidation)
Post-Consolidation Bridgeport Shares	Unlimited	48,211,216
Adjusted Warrants	3,800,000	3,800,000(3)
Adjusted Third December 2012 Warrants	258,750	258,750(4)
Arrangement Warrants	4,741,837	4,741,837(5)
Premier Royalty Aberdeen Warrants exercisable for Post- Consolidation Bridgeport Shares	3,885,324	3,885,324(5)
Premier Royalty Gold Warrants exercisable for Post- Consolidation Bridgeport Shares	5,976,690	5,976,690(5)
Class II Premier Royalty Gold Warrants exercisable for Post- Consolidation Bridgeport Shares	1,457,500	1,457,500(5)
Premier Royalty Golden Arrow Warrants exercisable for Post-Consolidation Bridgeport Shares	1,000,000	1,000,000(5)
Bridgeport Options exercisable for Post- Consolidation Bridgeport Shares(1)	442,500	442,500
New Bridgeport Options	4,821,122(2)	2,125,000
Accumulated Deficit	Not applicable	($6,336,525)

Note:

(1)

Represents the number of Post-Consolidation Bridgeport Shares issuable upon exercise of Bridgeport Options. Pursuant to the Arrangement, each Bridgeport Option will be adjusted to reflect the Consolidation and the distribution of Arrangement Warrants, such that upon the exercise of each Bridgeport Option, holders thereof will be entitled to one-quarter of one Post-Consolidation Bridgeport Share and 0.375 of one Arrangement Warrant (for each Post-Consolidation Bridgeport Share issued upon the exercise of such Bridgeport Option) (being an aggregate of 442,500 Post-Consolidation Bridgeport Shares and 165,937 Arrangement Warrants).

(2)

The Share Incentive Plan provides for a rolling maximum of shares issuable under the Share Option Plan component of such plan. The aggregate number of common shares reserved for issue pursuant to the Share Option Plan will be determined from time to time by the Committee but, in any case, cannot exceed 10% of the aggregate number of common shares outstanding at the time of the grant of the applicable Option.

(3)

Upon the exercise of each such Adjusted Warrant, holders thereof will be entitled to one Post-Consolidation Bridgeport Share and 0.375 of one Arrangement Warrant (being an aggregate of 3,800,000 Post-Consolidation Bridgeport Shares and 1,425,000 Arrangement Warrants).

(4)

Upon the exercise of each such Adjusted Third December 2012 Warrant, holders thereof will be entitled to one Post-Consolidation Bridgeport Share, 0.375 of one Arrangement Warrant and 0.5 of one Adjusted Second December 2012 Warrant (being an aggregate of 258,750 Post-Consolidation Bridgeport Shares, 97,031 Arrangement Warrants and 129,375 Adjusted Second December 2012 Warrants). Upon the exercise of each such Adjusted Second December 2012 Warrant, holders thereof will be entitled to one Post- Consolidation Bridgeport Share and 0.375 of one Arrangement Warrant (being an aggregate of 129,375 Post-Consolidation Bridgeport Shares and 48,515 Arrangement Warrants).

(5)	Upon the exercise of each such Post-Consolidation Bridgeport Warrant, holders thereof will be entitled to one Post-Consolidation Bridgeport Share.

DIVIDENDS

The Resulting Issuer will have no restrictions on paying dividends to the shareholders of the Resulting Issuer. The Resulting Issuer Board will determine if and when dividends should be declared and paid in the future based upon the Resulting Issuer’s financial position, capital requirements and earnings and any other factors that the Resulting Issuer Board may consider relevant at the relevant time. All of the shares of the Resulting Issuer will be entitled to an equal share in any dividends declared and paid for the particular class of shares.

The OBCA provides that a corporation may not declare or pay a dividend if there are reasonable grounds for believing that the corporation is, or would be after the payment of the dividend, unable to pay its liabilities as they become due or the realizable value of its assets would thereby be less than the aggregate of its liabilities and stated capital of all classes of shares of its capital.

DESCRIPTION OF SECURITIES

In connection with the Business Combination, all Bridgeport Shares outstanding immediately prior to the Effective Date will be exchanged on the Effective Date for Post-Consolidation Bridgeport Shares and Bridgeport Shareholders shall receive Arrangement Warrants in accordance with the Arrangement. Set forth below is a summary of the terms of the Post-Consolidation Bridgeport Shares, the Arrangement Warrants, Premier Royalty Warrants, Premier Royalty Golden Arrow Warrants and Existing Bridgeport Warrants.

Post-Consolidation Bridgeport Shares

The Resulting Issuer will be authorized to issue an unlimited number of Post-Consolidation Bridgeport Shares. At the Effective Time there will be up to 48,211,216 Post-Consolidation Bridgeport Shares issued and outstanding assuming Premier Gold does not exercise its Conversion Right. If Premier Gold exercises its Conversion Right in full, there will be up to 69,043,169 Post-Consolidation Bridgeport Shares issued and outstanding. Holders of Post-Consolidation Bridgeport Shares will be entitled to receive notice of any meetings of shareholders of Bridgeport, and to attend and to cast one vote per Post-Consolidation Bridgeport Share at all such meetings. Holders of Post-Consolidation Bridgeport Shares will not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Post-Consolidation Bridgeport Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Post-Consolidation Bridgeport Shares will be entitled to receive on a pro rata basis such dividends on the Post-Consolidation Bridgeport Shares, if any, as and when declared by the Resulting Issuer Board at its discretion from funds legally available therefore, and upon the liquidation, dissolution or winding up of the Resulting Issuer will be entitled to receive on a pro rata basis the net assets of the Resulting Issuer after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Post-Consolidation Bridgeport Shares with respect to dividends or liquidation. The Post-Consolidation Bridgeport Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Arrangement Warrants

In connection with the Business Combination, Bridgeport proposes to file the Articles of Arrangement to give effect to, among other things, the issuance to Bridgeport Shareholders of 0.375 of one Arrangement Warrant for every Post-Consolidation Bridgeport Share held by such holder upon completion of the Arrangement. The Arrangement Warrants will be created and issued pursuant to the Warrant Indenture. Each Arrangement Warrant shall be exercisable to acquire one Post-Consolidation Bridgeport Share at an exercise price of $2.00 for a period of four (4) years following the date of issuance thereof, subject to adjustment in accordance with the terms thereof, provided that (a) no Arrangement Warrants will be exercisable until the Trigger Date; and (b) if, at any time after the Trigger Date and prior to the second anniversary of the Effective Date, the closing price of the Post-Consolidation Bridgeport Shares on the principal market on which such shares trade is equal to or exceeds $4.00 for 20 consecutive trading days or at any time after the second anniversary of the Effective Date, the closing price of the Post-Consolidation Bridgeport Shares on the principal market on which such shares trade is equal to or exceeds $6.00 for 20 consecutive days, the Resulting Issuer may accelerate the expiry date of the Arrangement Warrants, in which event the Arrangement Warrants will expire upon the Accelerated Expiry Date.

The Resulting Issuer will designate the principal office of the Warrant Agent in the city of Toronto, Ontario as the location at which Arrangement Warrants may be surrendered for exercise or transfer. The following summary of certain provisions of the Warrant Indenture does not purport to be complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture.

The Warrant Indenture will provide for adjustment in the number of Warrant Shares issuable upon the exercise of the Arrangement Warrants and/or the exercise price per Warrant Share upon the occurrence of certain events, including:

•

the issuance of Post-Consolidation Bridgeport Shares or securities exchangeable for or convertible into Post-Consolidation Bridgeport Shares to all or substantially all of the holders of the Post-Consolidation Bridgeport Shares as a stock dividend or other distribution (other than a “dividend paid in the ordinary course”, as defined in the Warrant Indenture, or a distribution of Post-Consolidation Bridgeport Shares upon the exercise of the Arrangement Warrants, pursuant to the exercise of directors, officers or employee stock options granted under the Resulting Issuer’s stock option plan or pursuant to other outstanding exchangeable or convertible securities of the Corporation);

•	the subdivision, redivision or change of the Post-Consolidation Bridgeport Shares into a greater number of shares;

•	the reduction, combination or consolidation of the Post-Consolidation Bridgeport Shares into a lesser number of shares;

•

the issuance to all or substantially all of the holders of the Post-Consolidation Bridgeport Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Post-Consolidation Bridgeport Shares, or securities exchangeable for or convertible into Post-Consolidation Bridgeport Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the “current market price”, as defined in the Warrant Indenture, for the Post-Consolidation Bridgeport Shares on such record date; and

•

the issuance or distribution to all or substantially all of the holders of the Post-Consolidation Bridgeport Shares or shares of any class other than the Post-Consolidation Bridgeport Shares, of rights, options or warrants to acquire Post-Consolidation Bridgeport Shares or securities exchangeable or convertible into Post-Consolidation Bridgeport Shares, evidences of indebtedness or cash, securities or any property or other assets.

The exception to adjustments on account of a “dividend paid in the ordinary course” referred to above will allow the Resulting Issuer to pay dividends in any financial year of the Resulting Issuer without an adjustment in the number of Warrants Shares issuable upon the exercise of the Arrangement Warrants and/or the exercise price per Warrant Share provided that the value of such dividends per Post-Consolidation Bridgeport Share does not in such financial year in the aggregate exceed the greater of (i) 6% of the exercise price of the Arrangement Warrants; and (ii) 200% of the aggregate amount of dividends paid by the Resulting Issuer per Post-Consolidation Bridgeport Share in the 12 month period ending immediately prior to the first day of such financial year. Notwithstanding the foregoing, the limit on the value of such dividends per Post-Consolidation Bridgeport Share in such financial year may be exceeded so long as the aggregate value of all dividends paid in such financial year does not exceed the retained earnings of the Resulting Issuer as at the last day of the financial year immediately preceding such financial year.

The Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the Arrangement Warrants and/or exercise price per security in the event of the following additional events: (a) reclassifications of the Post-Consolidation Bridgeport Shares; (b) consolidations, amalgamations, plans of arrangement or mergers of the Resulting Issuer with or into another entity (other than consolidations, amalgamations, plans of arrangement or mergers that do not result in any reclassification of the Post-Consolidation Bridgeport Shares or a change of the Post-Consolidation Bridgeport Shares into other shares); or (c) the transfer (other than to a subsidiary of the Resulting Issuer) of the Resulting Issuer’s undertaking or assets as an entirety or substantially as an entirety to another company or other entity.

Pursuant to the terms of the Warrant Indenture, no adjustment in the exercise price or the number of Warrant Shares issuable upon the exercise of an Arrangement Warrant will be required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price by at least 1% or the number of Warrant Shares issuable upon exercise of an Arrangement Warrant by at least one one-hundredth of a Post-Consolidation Bridgeport Shares.

The Resulting Issuer will covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, it will give notice to holders of Arrangement Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Arrangement Warrants or the number of Warrant Shares issuable upon exercise of the Warrants, at least 14 days prior to the record date or effective date, as the case may be, of such event.

No fractional Warrant Shares will be issuable to any holder of Arrangement Warrants upon the exercise thereof, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Arrangement Warrants do not have any voting or preemptive rights or any other rights of a holder of Post-Consolidation Bridgeport Shares.

The Arrangement Warrants are not to be exercisable in the United States or by or on behalf of a U.S. Person (as such term is defined in Regulation S under the U.S. Securities Act), nor will certificates representing the Warrant Shares issuable upon exercise of the Arrangement Warrants be registered or delivered to an address in the United States, unless an exemption from registration under the U.S. Securities Act and any applicable state securities laws is available and the Resulting Issuer has received an opinion of counsel of recognized standing to such effect in form and substance reasonably satisfactory to the Resulting Issuer.

Under the Warrant Indenture, the Resulting Issuer will be entitled to purchase by private contract or otherwise, all or any of the Arrangement Warrants then outstanding and any Arrangement Warrants so purchased will be cancelled. Under the Warrant Indenture, the Resulting Issuer will have the ability to issue further Arrangement Warrants under the Warrant Indenture (in addition to those issued pursuant to the Arrangement) without the consent of the holders of Arrangement Warrants.

From time to time, the Warrant Agent and the Resulting Issuer, without the consent of the holders of Arrangement Warrants, will be able to amend or supplement the Warrant Indenture for certain purposes, including correcting or rectifying any ambiguities, defective provisions, errors or omissions or making any change that does not prejudice the rights of the Warrant Agent or the holders of Arrangement Warrants, as a group. Any amendment or supplement to the Warrant Indenture that is prejudicial to the interests of the holders of Arrangement Warrants, as a group, is subject to approval by an “extraordinary resolution”, which is defined in the Warrant Indenture as a resolution either: (a) passed at a meeting of the holders of Arrangement Warrants at which there are holders of Arrangement Warrants present in person or represented by proxy representing at least 10% of the aggregate number of the then outstanding Arrangement Warrants and passed by the affirmative vote of holders of Arrangement Warrants representing not less than 66 2 / 3 % of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution; or (b) adopted by an instrument in writing signed by the holders of Bridgeport Warrants representing not less than 66 2 / 3 % of the number of all of the then outstanding Arrangement Warrants.

Premier Royalty Gold Warrants

Pursuant to the terms of the Convertible Bridge Loan, if, prior to the Effective Time, Premier Gold elects to convert any portion of the principal amount outstanding under the Convertible Bridge Loan together with all accrued interest thereon, Premier Royalty will issue Premier Royalty Units to Premier Gold in such amount as is equal to the converted amount of the principal amount outstanding under the Convertible Bridge Loan together with all accrued interest thereon divided by $1.40 . Each Premier Royalty Unit consists of one Premier Royalty Share and 0.375 of a Premier Royalty Gold Warrant. In addition, at the Effective Time Premier Royalty will issue to Premier Gold 2,800,000 Premier Royalty Gold Warrants, provided that such number of warrants shall be reduced by the number of Premier Royalty Gold Warrants that are issued to Premier Gold in the event that Premier Gold exercises its conversion right as described above.

Pursuant to terms of the Convertible Debentures, at the Effective Time, Premier Royalty will issue Premier Royalty Units to each holder of Convertible Debentures in such amount as is equal to the principal amount outstanding under its Convertible Debenture together with all accrued interest thereon divided by $1.40, all in accordance with the terms of the Convertible Debentures.

The Premier Royalty Gold Warrants will be created and issued pursuant to a warrant indenture (the “Premier Royalty Warrant Indenture”) between Premier Royalty Corporation, the Resulting Issuer and Valiant Trust Company (the “Premier Royalty Warrant Agent”). Each Premier Royalty Gold Warrant will be exercisable to acquire one Post-Consolidation Bridgeport Share (in lieu of a Premier Royalty Share) at an exercise price of $2.00 for a period of four (4) years following the date of issuance thereof, subject to adjustment in accordance with the terms thereof, provided that (a) no Premier Royalty Gold Warrants will be exercisable until the Trigger Date; and (b) if, at any time after the Trigger Date and prior to the second anniversary of the Effective Date, the closing price of the Post-Consolidation Bridgeport Shares on the principal market on which such shares trade is equal to or exceeds $4.00 for 20 consecutive trading days or at any time after the second anniversary of the Effective Date, the closing price of the Post-Consolidation Bridgeport Shares on the principal market on which such shares trade is equal to or exceeds $6.00 for 20 consecutive days, the Resulting Issuer may accelerate the expiry date of the Premier Royalty Gold Warrants, in which event the Premier Royalty Gold Warrants will expire upon the Accelerated Expiry Date. Premier Royalty will designate the principal office of the Premier Royalty Warrant Agent in the city of Toronto, Ontario as the location at which Premier Royalty Gold Warrants may be surrendered for exercise or transfer. The following summary of certain provisions of the Premier Royalty Warrant Indenture does not purport to be complete and is qualified in its entirety by reference to the provisions of the Premier Royalty Warrant Indenture.

The Premier Royalty Warrant Indenture will provide for adjustment in the number of Warrant Shares issuable upon the exercise of the Premier Royalty Warrants and/or the exercise price per Warrant Share upon the occurrence of certain events, including:

•

the issuance of Post-Consolidation Bridgeport Shares or securities exchangeable for or convertible into Post-Consolidation Bridgeport Shares to all or substantially all of the holders of the Post-Consolidation Bridgeport Shares as a stock dividend or other distribution (other than a “dividend paid in the ordinary course”, as defined in the Premier Royalty Warrant Indenture, or a distribution of Post-Consolidation Bridgeport Shares upon the exercise of the Premier Royalty Gold Warrants, pursuant to the exercise of directors, officers or employee stock options granted under the Resulting Issuer’s stock option plan or pursuant to other outstanding exchangeable or convertible securities of the Corporation);

•	the subdivision, redivision or change of the Post-Consolidation Bridgeport Shares into a greater number of shares;

•	the reduction, combination or consolidation of the Post-Consolidation Bridgeport Shares into a lesser number of shares;

•

the issuance to all or substantially all of the holders of the Post-Consolidation Bridgeport Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Post-Consolidation Bridgeport Shares, or securities exchangeable for or convertible into Post-Consolidation Bridgeport Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the “current market price”, as defined in the Warrant Indenture, for the Post-Consolidation Bridgeport Shares on such record date; and

•

the issuance or distribution to all or substantially all of the holders of the Post-Consolidation Bridgeport Shares or shares of any class other than the Post-Consolidation Bridgeport Shares, of rights, options or warrants to acquire Post-Consolidation Bridgeport Shares or securities exchangeable or convertible into Post-Consolidation Bridgeport Shares, evidences of indebtedness or cash, securities or any property or other assets.

The exception to adjustments on account of a “dividend paid in the ordinary course” referred to above will allow the Resulting Issuer to pay dividends in any financial year of the Resulting Issuer without an adjustment in the number of Warrants Shares issuable upon the exercise of the Premier Royalty Gold Warrants and/or the exercise price per Warrant Share provided that the value of such dividends per Post-Consolidation Bridgeport Share does not in such financial year in the aggregate exceed the greater of (i) 6% of the exercise price of the Premier Royalty Gold Warrants; and (ii) 200% of the aggregate amount of dividends paid by the Resulting Issuer per Post-Consolidation Bridgeport Share in the 12 month period ending immediately prior to the first day of such financial year. Notwithstanding the foregoing, the limit on the value of such dividends per Post-Consolidation Bridgeport Share in such financial year may be exceeded so long as the aggregate value of all dividends paid in such financial year does not exceed the retained earnings of the Resulting Issuer as at the last day of the financial year immediately preceding such financial year.

The Premier Royalty Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the Premier Royalty Gold Warrants and/or exercise price per security in the event of the following additional events: (a) reclassifications of the Post-Consolidation Bridgeport Shares; (b) consolidations, amalgamations, plans of arrangement or mergers of the Resulting Issuer with or into another entity (other than consolidations, amalgamations, plans of arrangement or mergers that do not result in any reclassification of the Post-Consolidation Bridgeport Shares or a change of the Post-Consolidation Bridgeport Shares into other shares); or (c) the transfer (other than to a subsidiary of the Resulting Issuer) of the Resulting Issuer’s undertaking or assets as an entirety or substantially as an entirety to another company or other entity.

Pursuant to the terms of the Premier Royalty Warrant Indenture, no adjustment in the exercise price or the number of Warrant Shares issuable upon the exercise of a Premier Royalty Gold Warrant will be required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price by at least 1% or the number of Warrant Shares issuable upon exercise of a Premier Royalty Gold Warrant by at least one one-hundredth of a Post-Consolidation Bridgeport Shares.

The Resulting Issuer will covenant in the Premier Royalty Gold Warrant Indenture that, during the period in which the Premier Royalty Gold Warrants are exercisable, it will give notice to holders of Premier Royalty Gold Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Premier Royalty Gold Warrants or the number of Warrant Shares issuable upon exercise of the Premier Royalty Gold Warrants, at least 14 days prior to the record date or effective date, as the case may be, of such event.

No fractional Warrant Shares will be issuable to any holder of Premier Royalty Gold Warrants upon the exercise thereof, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Premier Royalty Gold Warrants do not have any voting or preemptive rights or any other rights of a holder of Post-Consolidation Bridgeport Shares.

The Premier Royalty Gold Warrants are not to be exercisable in the United States or by or on behalf of a U.S. Person (as such term is defined in Regulation S under the U.S. Securities Act), nor will certificates representing the Warrant Shares issuable upon exercise of the Premier Royalty Gold Warrants be registered or delivered to an address in the United States, unless an exemption from registration under the U.S. Securities Act and any applicable state securities laws is available and the Resulting Issuer has received an opinion of counsel of recognized standing to such effect in form and substance reasonably satisfactory to the Resulting Issuer.

Under the Premier Royalty Warrant Indenture, the Resulting Issuer will be entitled to purchase by private contract or otherwise, all or any of the Premier Royalty Gold Warrants then outstanding and any Premier Royalty Gold Warrants so purchased will be cancelled. Under the Premier Royalty Warrant Indenture, the Resulting Issuer will have the ability to issue further Premier Royalty Gold Warrants under the Premier Royalty Warrant Indenture (in addition to those issued pursuant to the Arrangement) without the consent of the holders of Premier Royalty Gold Warrants.

From time to time, the Premier Royalty Warrant Agent and the Resulting Issuer, without the consent of the holders of Premier Royalty Gold Warrants, will be able to amend or supplement the Premier Royalty Warrant Indenture for certain purposes, including correcting or rectifying any ambiguities, defective provisions, errors or omissions or making any change that does not prejudice the rights of the Premier Royalty Warrant Agent or the holders of Premier Royalty Gold Warrants, as a group. Any amendment or supplement to the Premier Royalty Warrant Indenture that is prejudicial to the interests of the holders of Premier Royalty Gold Warrants, as a group, is subject to approval by an “extraordinary resolution”, which is defined in the Premier Royalty Warrant Indenture as a resolution either: (a) passed at a meeting of the holders of Premier Royalty Gold Warrants at which there are holders of Premier Royalty Gold Warrants present in person or represented by proxy representing at least 10% of the aggregate number of the then outstanding Premier Royalty Gold Warrants and passed by the affirmative vote of holders of Premier Royalty Gold Warrants representing not less than 66 2 / 3 % of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution; or (b) adopted by an instrument in writing signed by the holders of Premier Royalty Gold Warrants representing not less than 66 2 / 3 % of the number of all of the then outstanding Premier Royalty Gold Warrants.

Class II Premier Royalty Gold Warrants

Pursuant to the terms of the Convertible Bridge Loan, at the Effective Time, Premier Royalty will issue to Premier Gold 1,457,500 Class II Premier Royalty Gold Warrants. Each Class II Premier Royalty Gold Warrants will be exercisable to acquire one Post-Consolidation Bridgeport Share (in lieu of a Premier Royalty Share) at a price of $2.00 until October 7, 2014. The Class II Premier Royalty Gold Warrants will be created and issued pursuant to a stand-alone warrant certificate and will be subject to the same adjustment in the number of Warrant Shares issuable upon the exercise of the Class II Premier Royalty Gold Warrants and/or the exercise price per Warrant Share as the Premier Royalty Gold Warrants under the Premier Royalty Warrant Indenture.

Premier Royalty Aberdeen Warrants

Pursuant to the terms of the Aberdeen Convertible Debenture, at the Effective Time, Premier Royalty shall issue Premier Royalty Aberdeen Warrants to Aberdeen, with each whole Premier Royalty Aberdeen Warrant being exercisable to acquire one Post-Consolidation Bridgeport Share at a price of $1.75 for a period of two years following the date of issuance of such warrants. The Premier Royalty Aberdeen Warrants will be created and issued pursuant to a stand-alone warrant certificate and will be subject to the same adjustment in the number of Warrant Shares issuable upon the exercise of the Premier Royalty Aberdeen Warrants and/or the exercise price per Warrant Share as the Premier Royalty Gold Warrants under the Premier Royalty Warrant Indenture.

Premier Royalty Golden Arrow Warrants

Pursuant to the terms of the share purchase agreement among Golden Arrow, Premier Royalty and Premier Gold dated May 23, 2012, Premier Royalty has agreed to acquire an indirect interest in the Gualcamayo Royalty by acquiring Inversiones Mineras Australes Holdings (BVI) Inc. Upon the completion of the acquisition of Inversiones Mineras Australes Holdings (BVI) Inc., Premier Royalty will issue Premier Royalty Golden Arrow Warrants to Golden Arrow to purchase an aggregate of up to 1,000,000 Premier Royalty Shares, at an exercise price equal to 120% of the opening trading price of the Post-Consolidation Bridgeport Shares on the TSX immediately following the Effective Date and expiring 24 months after the date of issue of such warrants. If such acquisition has been completed by Premier Royalty prior to the Effective Date, the Premier Royalty Golden Arrow Warrants, if outstanding immediately prior to the Effective Time, shall remain outstanding and shall be exercisable into Post-Consolidation Bridgeport Shares (in lieu of Premier Royalty Shares) in accordance with their terms. The Premier Royalty Golden Arrow Warrants will be created and issued pursuant to a stand-alone warrant certificate and will be subject to certain adjustment provisions with respect to the number of Post-Consolidation Bridgeport Shares issuable upon the exercise of the Premier Royalty Golden Arrow Warrants and/or the exercise price per Post-Consolidation Bridgeport Share. Golden Arrow will have the right, on 30 days’ prior written notice, to require the Resulting Issuer to purchase for cancellation all outstanding Premier Royalty Golden Arrow Warrants for a price of $1.25 per warrant at any time prior to their expiry.

Adjusted Bridgeport Warrants

Adjusted Second December 2012 Warrants

The following is a summary of the material attributes and characteristics of the Adjusted Second December 2012 Warrants and the material provisions of the Second December 2012 Warrant Indenture but does not purport to be complete and is qualified in its entirety by reference to the provisions of the Second December 2012 Warrant Indenture which is filed under Bridgeport’s SEDAR profile at www.sedar.com.

Each Adjusted Second December 2012 Warrant will entitle the holder thereof to acquire one Post-Consolidation Bridgeport Share and 0.375 of an Arrangement Warrant at any time before 5:00 p.m. (Toronto time) on December 20, 2012, at a price of $5.60 per Post-Consolidation Bridgeport Share. In the event that a holder has not exercised its Adjusted Second December 2012 Warrants in accordance with the provisions of the Second December 2012 Warrant Indenture prior to the expiry time, all Adjusted Second December 2012 Warrants then held by such holder shall expire and be of no further force and effect as at the expiry time. The Second December 2012 Warrant Indenture provides for adjustment in the number of securities issuable upon the exercise of the Adjusted Second December 2012 Warrants and/or the exercise price of the Adjusted Second December 2012 Warrants upon the occurrence of certain events, including:

•	the subdivision, redivision or change of the outstanding Post-Consolidation Bridgeport Shares into a greater number of shares;

•	the consolidation, reduction or combination of the outstanding Post-Consolidation Bridgeport Shares into a lesser number of shares;

•

the issuance of Post-Consolidation Bridgeport Shares or convertible securities to all or substantially all of the holders of the Post-Consolidation Bridgeport Shares as a stock dividend or other distribution (other than a dividend paid in the ordinary course);

•

the issuance of rights, options or warrants to all or substantially all the holders of Post-Consolidation Bridgeport Shares pursuant to which those holders are entitled to subscribe for, purchase or otherwise acquire Post-Consolidation Bridgeport Shares or convertible securities within a period of not more than 45 days from such record date at a price per share, or at a conversion price per share, of less than 95% of the current market price on such record date; and

•

the issuance or distribution to all or substantially all the holders of Post-Consolidation Bridgeport Shares, (i) shares of any class other than Post-Consolidation Bridgeport Shares, or (ii) rights, options or warrants other than rights, options or warrants exercisable within forty-five (45) days from the date of issue thereof at a price, or at a conversion price, of at least 95% of the current market price at the record date for such distribution, or (iii) evidences of indebtedness, or (iv) any other cash, securities or other property or assets and that issuance or distribution does not constitute a dividend paid in the ordinary course or is not a rights offering.

The Second December 2012 Warrant Indenture provides for adjustment in the class and/or number of securities issuable upon the exercise of the Adjusted Second December 2012 Warrants and/or exercise price per security in the event the Resulting Issuer: (a) reclassifies or redesignates its Post-Consolidation Bridgeport Shares or any other capital reorganization; and (b) consolidates, merges or amalgamates with or into any other corporation which results in the cancellation, reclassification or redesignation of the Post-Consolidation Bridgeport Shares or a change or conversion of the Post-Consolidation Bridgeport Shares into other shares or securities or the transfer of all or substantially all of the assets of Bridgeport to another corporation or entity or the Resulting Issuer being controlled (within the meaning of the Tax Act) by another corporation or entity.

No certificate evidencing fractional Adjusted Second December 2012 Warrants shall be issued or otherwise provided for and a subscriber or a holder shall not be entitled to any cash or other consideration in lieu of any fractional interest in a warrant. Holders of the Adjusted Second December 2012 Warrants do not have any voting or pre-emptive rights or any other rights which a holder of Post-Consolidation Bridgeport Shares would have.

The Adjusted Second December 2012 Warrants have not been registered under the U.S. Securities Act or any applicable state securities laws. Accordingly, the Adjusted Second December 2012 Warrants may not be distributed in the United States or to, or for the benefit of, a “U.S. person” (as defined in Regulation S under the U.S. Securities Act) unless the distribution or transfer is being made in a transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws, and it has furnished to the Resulting Issuer an opinion of counsel in form and substance satisfactory to Bridgeport to such effect.

Subject to compliance with securities legislation and approval of applicable regulatory authorities, the Resulting Issuer may from time to time purchase on any stock exchange, in the open market, by private contract or otherwise any of the Adjusted Second December 2012 Warrants.

From time to time, the Warrant Agent and the Resulting Issuer, without the consent or concurrence of the holders, may make changes or corrections in the Second December 2012 Warrant Indenture which the Resulting Issuer has been advised by its counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provision or clerical omission or mistake or manifest error contained therein or in any deed or indenture supplemental or ancillary thereto, provided that in the opinion of the Warrant Agent the rights of the Warrant Agent and of the holders are in no way prejudiced thereby. Any modification, abrogation, alteration, compromise or arrangement of the rights of the holders of the Adjusted Second December 2012 Warrants may only be made by “extraordinary resolution”, being a resolution passed at a meeting of holders at which there are holders present in person or by proxy who are entitled to acquire at least 20% of the aggregate number of Post-Consolidation Bridgeport Shares which may be acquired pursuant to the exercise of all of the then outstanding Adjusted Second December 2012 Warrants and passed by the affirmative votes of the holders entitled to acquire at least 66 2/3% of the aggregate number of Post-Consolidation Bridgeport Shares which may be acquired pursuant to the exercise of all of the then outstanding Adjusted Second December 2012 Warrants represented at the meeting and voted on a poll upon such resolution.

Adjusted Third December 2012 Warrants

The following is a summary of the material attributes, characteristics, and material provisions of the Adjusted Third December 2012 Warrants but does not purport to be complete and is qualified in its entirety by reference to the provisions of the Adjusted Third December 2012 Warrants.

Each Adjusted Third December 2012 Warrant will entitle the holder thereof to acquire one Post-Consolidation Bridgeport Share and one-half of one Adjusted Second December 2012 Warrant, together with 0.375 of an Arrangement Warrant, at any time before 5:00 p.m. (Toronto time) on December 20, 2012, at a price of $4.00. In the event that a holder has not exercised its warrants in accordance with the provisions of the Adjusted Third December 2012 Warrants prior to the expiry time, all warrants then held by such holder shall become null and void. The exercise price and the number of securities issuable to the holder upon exercise of the Adjusted Third December 2012 Warrants are subject to adjustment upon the occurrence of certain events, including:

•	the issuance of Post-Consolidation Bridgeport Shares to the holders of all or substantially all of the outstanding Post-Consolidation Bridgeport Shares by way of a stock dividend;
•

the distribution to the holders of all or substantially of the Post-Consolidation Bridgeport Shares payable in Post-Consolidation Bridgeport Shares or securities exchangeable for or convertible into Post-Consolidation Bridgeport Shares;

•	the subdivision of the outstanding Post-Consolidation Bridgeport Shares into a greater number of Post- Consolidation Bridgeport Shares;
•	the consolidation of the outstanding Post-Consolidation Bridgeport Shares into a lesser number of Post- Consolidation Bridgeport Shares;
•

the issuance or distribution of rights, options or warrants to all or substantially all the holders of Post- Consolidation Bridgeport Shares pursuant to which such holders are entitled, during a period expiring not more than 45 days after the record date for such issue, to subscribe for or purchase Post-Consolidation Bridgeport Shares or securities exchangeable for or convertible into Post-Consolidation Bridgeport Shares at a price per share of less than ninety-five percent (95%) of the current market price of the Post- Consolidation Bridgeport Shares on such record date; or

•

the issuance or distribution to all or substantially all the holders of Post-Consolidation Bridgeport Shares, (i) shares of any class other than Post-Consolidation Bridgeport Shares, or (ii) rights, options or warrants other than rights, options or warrants exercisable within forty-five (45) days from the date of issue thereof at a price, or at a conversion price, of at least 95% of the current market price at the record date for such distribution, or (iii) evidences of indebtedness, or (iv) any property or assets and that issuance or distribution does not constitute a common share reorganization or is not a rights offering.

The Adjusted Third December 2012 Warrants also provide for the adjustment in the class and/or number of securities issuable upon the exercise of the Adjusted Third December 2012 Warrants and/or exercise price per security in the event the Resulting Issuer: (a) reclassifies or redesignates its Post-Consolidation Bridgeport Shares or any other capital reorganization; (b) consolidates, merges or amalgamates with or into any other corporation which results in the reclassification or redesignation of the Post-Consolidation Bridgeport Shares or a change of the Post-Consolidation Bridgeport Shares into other shares or securities; or (c) the transfer of all or substantially all of the assets of the Resulting Issuer to another corporation or entity.

No adjustment in the exercise price shall be required unless the adjustment would result in a change of at least one per cent (1%) in the exercise price then in effect and no adjustment shall be made in the number of securities purchasable or issuable on the exercise of the Adjusted Third December 2012 Warrants unless it would result in a change of at least one one-hundredth of a security. No adjustment of the exercise price shall be made which would result in an increase in the exercise price or a decrease in the number of securities issuable upon the exercise of the Adjusted Third December 2012 Warrants.

To the extent that the holder of an Adjusted Third December 2012 Warrant is entitled to receive on the exercise or partial exercise thereof a fraction of a Post-Consolidation Bridgeport Share, Adjusted Second December 2012 Warrant or Arrangement Warrant, such right may only be exercised in respect of such fraction in combination with another Adjusted Third December 2012 Warrant which in the aggregate entitle the holder to receive a whole number of Post-Consolidation Bridgeport Shares, the Adjusted Second December 2012 Warrants or Arrangement Warrants, as applicable. If a holder is not able to, or elects not to, combine the Adjusted Third December 2012 Warrants so as to be entitled to acquire a whole number of Post-Consolidation Bridgeport Shares, Adjusted Second December 2012 Warrants or Arrangement Warrants, the holder shall not be entitled to any compensation or other right in lieu of fractional Post-Consolidation Bridgeport Shares, Adjusted Second December 2012 Warrants or or Arrangement Warrants, as the case may be. Holders of the Adjusted Third December 2012 Warrants do not have any voting or pre-emptive rights or any other rights which a holder of Post-Consolidation Bridgeport Shares would have.

The Adjusted Third December 2012 Warrants are non-assignable, non-transferable and non-negotiable and may not be exercised by or for the benefit of any person other than the holder.

Adjusted October 2014 Warrants

The following is a summary of the material attributes and characteristics of the Adjusted October 2014 Warrants and the material provisions of the October 2014 Warrant Indenture but does not purport to be complete and is qualified in its entirety by reference to the provisions of the October 2014 Warrant Indenture which is filed under Bridgeport’s SEDAR profile at www.sedar.com.

Each Adjusted October 2014 Warrant entitles the holder thereof to acquire one Post-Consolidation Bridgeport Share and 0.375 of an Arrangement Warrant at any time before 5:00 p.m. (Toronto time) on October 7, 2014, at a price of $2.00 per Post-Consolidation Bridgeport Share. In the event that a holder has not exercised its Adjusted October 2014 Warrants in accordance with the provisions of the October 2014 Warrant Indenture prior to the expiry time, all Adjusted October 2014 Warrants then held by such holder shall expire and be of no further force and effect as at the expiry time. The October 2014 Warrant Indenture provides for adjustment in the number of securities issuable upon the exercise of the Adjusted October 2014 Warrants and/or the exercise price per Adjusted October 2014 Warrant upon the occurrence of certain events, including:

•	the subdivision, redivision or change of the outstanding Post-Consolidation Bridgeport Shares into a greater number of shares;
•	the consolidation, reduction or combination of the outstanding Post-Consolidation Bridgeport Shares into a lesser number of shares;
•

the issuance of Post-Consolidation Bridgeport Shares or convertible securities to all or substantially all of the holders of the Post-Consolidation Bridgeport Shares as a stock dividend or other distribution (other than a dividend paid in the ordinary course);

•

the issuance of rights, options or warrants to all or substantially all the holders of Post-Consolidation Bridgeport Shares pursuant to which those holders are entitled to subscribe for, purchase or otherwise acquire Post-Consolidation Bridgeport Shares or convertible securities within a period of not more than 45 days from such record date at a price per share, or at a conversion price per share, of less than 95% of the current market price on such record date; and

•

the issuance or distribution to all or substantially all the holders of Post-Consolidation Bridgeport Shares, (i) shares of any class other than Post-Consolidation Bridgeport Shares, or (ii) rights, options or warrants other than rights, options or warrants exercisable within forty-five (45) days from the date of issue thereof at a price, or at a conversion price, of at least 95% of the current market price at the record date for such distribution, or (iii) evidences of indebtedness, or (iv) any other cash, securities or other property or assets and that issuance or distribution does not constitute a dividend paid in the ordinary course or is not a rights offering.

The October 2014 Warrant Indenture also provides for adjustment in the class and/or number of securities issuable upon the exercise of the Adjusted October 2014 Warrants and/or exercise price per security in the event Bridgeport: (a) reclassifies or redesignates its Post-Consolidation Bridgeport Shares or any other capital reorganization; and (b) consolidates, merges or amalgamates with or into any other corporation which results in the cancellation, reclassification or redesignation of the Post-Consolidation Bridgeport Shares or a change or conversion of the Post-Consolidation Bridgeport Shares into other shares or securities or the transfer of all or substantially all of the assets of Bridgeport to another corporation or entity or the Resulting Issuer being controlled (within the meaning of the Tax Act) by another corporation or entity.

No certificate evidencing fractional Adjusted October 2014 Warrants shall be issued or otherwise provided for and a subscriber or a holder shall not be entitled to any cash or other consideration in lieu of any fractional interest in a warrant. Holders of the Adjusted October 2014 Warrants do not have any voting or pre-emptive rights or any other rights which a holder of Post-Consolidation Bridgeport Shares would have.

The Adjusted October 2014 Warrants have not been registered under the U.S. Securities Act or any applicable state securities laws. Accordingly, Adjusted October 2014 Warrants may not be distributed in the United States or to, or for the benefit of, a “U.S. person” (as defined in Regulation S under the U.S. Securities Act) unless the distribution or transfer is being made in a transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws, and it has furnished to Bridgeport an opinion of counsel in form and substance satisfactory to Bridgeport to such effect.

Subject to compliance with securities legislation and approval of applicable regulatory authorities, the Resulting Issuer may from time to time purchase on any stock exchange, in the open market, by private contract or otherwise any of the Adjusted October 2014 Warrants.

From time to time, the Warrant Agent and the Resulting Issuer, without the consent or concurrence of the holders, may make changes or corrections in the October 2014 Warrant Indenture which the Resulting Issuer has been advised by its counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provision or clerical omission or mistake or manifest error contained herein or in any deed or indenture supplemental or ancillary hereto, provided that in the opinion of the Warrant Agent the rights of the Warrant Agent and of the holders are in no way prejudiced thereby. Any modification, abrogation, alteration, compromise or arrangement of the rights of the holders of the Adjusted October 2014 Warrants may only be made by “extraordinary resolution”, being a resolution passed at a meeting of holders at which there are holders present in person or by proxy who are entitled to acquire at least 20% of the aggregate number of Post-Consolidation Bridgeport Shares which may be acquired pursuant to the exercise of all of the then outstanding Adjusted October 2014 Warrants and passed by the affirmative votes of the holders entitled to acquire at least 66 2/3% of the aggregate number of Post-Consolidation Bridgeport Shares which may be acquired pursuant to the exercise of all of the then outstanding Adjusted October 2014 Warrants represented at the meeting and voted on a poll upon such resolution.

United States Securities Laws Applicable to the Arrangement Warrants, the Adjusted Warrants, the Adjusted Third December 2012 Warrants and the Premier Royalty Warrants

The Arrangement Warrants, the Adjusted Warrants, the Adjusted Third December 2012 Warrants and the Premier Royalty Warrants may be exercised only pursuant to an available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, which includes an exemption for exercises by holders outside the United States. Prior to the issuance of underlying Warrant Shares pursuant to any such exercise by a Bridgeport Securityholder in the United States, the Resulting Issuer may require the delivery of an opinion of counsel or other evidence reasonably satisfactory to the Resulting Issuer to the effect that the issuance of such underlying Warrant Shares does not require registration under the U.S. Securities Act or applicable state securities laws. Any Warrant Shares (and any Premier Royalty Warrants) issued to a holder in the United States pursuant to an exemption from the registration requirements of the U.S. Securities Act will be “restricted securities” as defined in Rule 144 under the U.S. Securities Act and will be subject to restrictions on resales imposed by the U.S. Securities Act. For further information relating to the Arrangement Warrants, the Adjusted Warrants and the Adjusted Third December 2012 Warrants, see “Securities Laws Considerations – U.S. Federal Securities Laws” in the body of the Information Circular.

Bridgeport is currently a reporting issuer in the United States under the U.S. Exchange Act. Bridgeport believes that it is eligible to terminate its reporting obligations under the U.S. Exchange Act. If Bridgeport terminates its reporting obligations, Rule 144 may be unavailable for resales in the United States by affiliates or require a longer holding period for holders of “restricted securities”. If Rule 144 is unavailable, affiliates and holders of “restricted securities” may resell such Bridgeport securities outside the United States without registration under the U.S. Securities Act pursuant to Rule 903 or Rule 904 of Regulation S under the U.S. Securities Act, subject to certain limitations.

Bridgeport Plan and Share Incentive Plan

In connection with the Business Combination, all existing Bridgeport Options outstanding immediately prior to the Effective Time will expire 90 days following the Effective Date in accordance with the terms of the Bridgeport Plan or pursuant to agreements with such optionholders, other than Bridgeport Options held by Mr. Hugh Snyder and Ms. Shastri Ramnath, which will be cancelled without any payment as at the Effective Date. It is anticipated that an aggregate of 250,000 New Bridgeport Options shall be granted under the Share Incentive Plan to Mr. Hugh Snyder and Ms. Shastri Ramnath, each exercisable to acquire one Post-Consolidation Bridgeport Share at an exercise price of $2.00 for a period of five years, subject to the approval of the TSX and the Resulting Issuer Board.

Assuming the approval of the Arrangement Resolution, at the Bridgeport Meeting, the Bridgeport Plan will expire upon the expiry of all Bridgeport Options issued under the Bridgeport Plan and no additional Bridgeport Options will be issued under the Bridgeport Plan following the Effective Date. Assuming the approval of the Share Incentive Plan Resolution and the Option Replacement Resolution, it is anticipated that at the Effective Date: (i) Bridgeport Options (which will expire on the 90th day following the effective date) to acquire up to 442,500 Post-Consolidation Bridgeport Shares will be outstanding; (ii) New Bridgeport Options to acquire 2,125,000 Post-Consolidation Shares will be outstanding; and (iii) the Resulting Issuer will be able to grant up to an additional 2,696,122 New Bridgeport Options to acquire Post-Consolidation Bridgeport Shares under the Share Incentive Plan, as of the Effective Date (assuming Premier Gold does not exercise its Conversion Right).

A description of the Bridgeport Plan is set out in Schedule “A” to this Information Circular under the heading “Stock Options”. A description of the Share Incentive Plan is set out in the body of the Information Circular under the heading “Share Incentive Plan Resolution – Summary of Share Incentive Plan” and the full text of the Share Incentive Plan is set out as Schedule “M” to this Information Circular.

Set forth below is a summary of securities issued and issuable under the Bridgeport Plan and, assuming the Share Incentive Plan Resolution is approved by Bridgeport Shareholders and the issue of options is approved by the Resulting Issuer Board, the Share Incentive Plan as at the Effective Date.

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders(2)	2,125,000 Post-Consolidation Bridgeport Shares (Share Incentive Plan) 442,500 Post-Consolidation Bridgeport Shares(2) (Bridgeport Plan)	2.00(2) 0.90	4,383,513(1) NIL
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	2,567,500(3)	N/A	4,383,513(1)

Notes:
(1)        Based upon an aggregate of 48,211,216 Post-Consolidation Bridgeport Shares to be issued and outstanding as at the Effective Date, which assumes that Premier Gold does not exercise its Conversion Right. Includes Post-Consolidation Bridgeport 412,112 Shares issuable pursuant to the Share Bonus Plan component of the Share Incentive Plan and 1,205,280 Post-Consolidation Bridgeport Shares issuable pursuant to the Share Purchase Plan component of the Share Incentive Plan.
(2)        Based on an exercise price of all such options of $2.00 and a term of five years, which is subject to the approval of the TSX and the Resulting Issuer Board.
(3)        Upon the exercise of the 442,500 Bridgeport Options, up to 165,937 Arrangement Warrants will be issued, with each Arrangement Warrant being exercisable to acquire one Post-Consolidation Bridgeport Share.

PRINCIPAL HOLDERS OF VOTING SECURITIES POST-BUSINESS COMBINATION

To the knowledge of the directors and officers of Bridgeport, at the completion of the Business Combination, no person will beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of voting rights attached to the then outstanding Post-Consolidation Bridgeport Shares, other than as set forth below:

Name and Municipality of Residence	Type of Ownership	Number and Percentage of Post-Consolidation Bridgeport Shares to be Owned After Completion of the Business Combination (undiluted basis)
Premier Gold Mines Limited Thunder Bay, Ontario	Direct	18,967,350 (39.34%)(1)
Aberdeen International Inc. Toronto, Ontario	Direct	7,770,649 (16.11%)(2)

Notes:

(1)

These figures assume that no Post-Consolidation Bridgeport Shares have been issued upon exercise or conversion of the Existing Bridgeport Warrants, the Arrangement Warrants, the Premier Royalty Warrants, the Premier Royalty Golden Arrow Warrants, the Bridgeport Options and the New Bridgeport Options (collectively, the “Resulting Issuer Convertible Securities”) and that Premier Gold has not exercised its conversion right with respect to the Convertible Bridge Loan. In the event that a maximum of 4,257,500 Post- Consolidation Bridgeport Shares are issued upon exercise or conversion of the Resulting Issuer Convertible Securities held only by Premier Gold and that Premier Gold has not exercised its conversion right with respect to the Convertible Bridge Loan, Premier Gold would hold an aggregate of 23,224,850 Post-Consolidation Bridgeport Shares representing an aggregate of 44.26% of all issued and outstanding Post-Consolidation Bridgeport Shares on a non-diluted basis.

(2)

These figures assume that no Post-Consolidation Bridgeport Shares have been issued upon exercise or conversion of any of the Resulting Issuer Convertible Securities and that Premier Gold has not exercised its conversion right with respect to the Convertible Bridge Loan. In the event that a maximum of 3,885,324 Post-Consolidation Bridgeport Shares are issued upon exercise or conversion of the Resulting Issuer Convertible Securities held only by Aberdeen and that Premier Gold has not exercised its conversion right with respect to the Convertible Bridge Loan, Aberdeen would hold an aggregate of 11,655,973 Post-Consolidation Bridgeport Shares representing an aggregate of 22.37% of all issued and outstanding Post-Consolidation Bridgeport Shares on a non-diluted basis.

ESCROWED SECURITIES

Pursuant to the rules of the TSX and National Policy 46-201 Escrow for Initial Public Offerings (the “Escrow Policy”), the securities held by “principals” of the Resulting Issuer are to be held in escrow in the event its market capitalization is less than $100 million. A “principal” is defined in the Escrow Policy as: (i) a person who acted as a promoter of the issuer; (ii) a director or senior officer of the issuer; (iii) a person holding more than 20% of the securities of the issuer both immediately before and immediately after the applicable date; and (iv) a person carrying more than 10% of the securities who also has the right to appoint one or more directors or senior officers of the issuer. Principals who hold securities carrying less than 1% of the total issued and outstanding voting securities are exempt from the escrow requirements. Pursuant to this definition, Premier Gold will be a “principal” of the Resulting Issuer and will be subject to the Escrow Policy. In addition, the TSX may use its discretion to apply escrow requirements in respect persons who do not meet the definition of “principal”.

In accordance with NP 46-201 and pursuant to escrow agreements (the “Escrow Agreements”) to be entered into among the Premier Gold, the Resulting Issuer and Valiant Trust Company, assuming no conversion of the Convertible Bridge Loan, and among Hugh Snyder, the Resulting Issuer and Valiant Trust Company, the following securities will be deposited into escrow (the “Escrowed Securities”) with Valiant Trust Company as escrow agent on the Effective Date.

Designation of class	Number of securities held in escrow	Percentage of class (assuming no conversion of the Convertible Bridge Loan)
Post-Consolidation Bridgeport Shares	19,554,850	40.56%
Premier Royalty Gold Warrants	2,800,000	28.55%
Class II Premier Royalty Gold Warrants	1,457,000	100.00%
Arrangement Warrants	220,312	4.64%
Adjusted Warrants	500,000	1.02%
New Bridgeport Options	125,000	5.88%

Pursuant to the terms of NP 46-201, it is expected that the Escrowed Securities will be released from escrow as follows:

Date of Automatic Release	Amount of Escrowed Securities Released
On the Effective Date	¼ of the Escrowed Securities
6 months after the Effective Date	of the Escrowed Securities
12 months after the Effective Date	½ of the Escrowed Securities
18 months after the Effective Date	The remaining Escrowed Securities

Pursuant to the Escrow Agreements, Premier Gold and Hugh Snyder will agree to deposit in escrow the Escrowed Securities and on the Effective Date (being the same date as the issue of the Escrowed Securities) an aggregate of 4,888,712 Post-Consolidation Bridgeport Shares, 700,000 Premier Royalty Gold Warrants, 364,375 Class II Premier Royalty Gold Warrants, 55,078 Arrangement Warrants, 125,000 Adjusted Warrants and 31,250 New Bridgeport Options will be released from escrow.

In the event the Resulting Issuer’s market capitalization is at least $100 million, the Escrowed Securities will not be subject to escrow.

DIRECTORS AND OFFICERS

The following chart sets forth the name, municipality of residence, proposed position with the Resulting Issuer and principal occupation of each individual who is currently proposed to be a director or executive officer of the Resulting Issuer following the Business Combination, and the number of Post-Consolidation Bridgeport Shares anticipated to be owned by each of such individuals immediately following the Business Combination.

Name and municipality of residence	Proposed position with the Resulting Issuer	Principal occupation for five preceding years	Director since	Post-Consolidation Bridgeport Shares to be held(1)
Ewan Downie Thunder Bay, Ontario	Chairman and Director	President and Chief Executive Officer of Premier Gold since May 29, 2006; President of Zinifex Canada Inc. from May 2007 to October 2008; President and Chief Executive Officer of Wolfden Resources Inc. (mining company) from 1997 to May 2007.	Effective Date	365,547
Abraham Drost, P.Geo. Thunder Bay, Ontario, Canada	President, Chief Executive Officer and Director	Chairman of Premier Royalty from November 2011 until August 31, 2012; President and Chief Executive Officer from September 2007 to September 2009 and director since September 2007 of Source Exploration Corp. (mining company); director of Marksman Capital Inc. (financial consulting group) since March 11, 2008; President and director of Sandspring Resources Ltd. (mining company) from May 2009 to September 2011; director of Brixton Metals Corporation (mining company) from August 2008 to November 2010; President, Chief Executive Officer and director of Skybridge Development Corp. (mining company) from May 26, 2008 to May 27, 2009; President from December 2004 to August 2007 and director from September 2004 to June 18, 2008 of Sabina Gold & Silver Corp. (mining company).	Effective Date	131,597
George Faught, CA Toronto, Ontario	Director	Chartered Accountant; with over 25 years of senior management experience. Chief Executive Officer of Aberdeen (mining company) from November 2005 to June 2012 and currently Vice Chairman of Aberdeen. Director of several public companies and served as a director of Marathon PGM Corporation from November 2006 to November 2010. See below under “Other Reporting Issuer Experience”.	Effective Date	Nil
Steven Filipovic, CA Thunder Bay, Ontario	Director	Chartered Accountant with both the Institute of Chartered Accountants of Alberta and Ontario. Mr. Filipovic has held and continues to hold a number of director and senior finance roles with companies listed on the TSX and TSX Venture Exchange, including Chief Financial Officer of Premier Gold (TSX:PG) since June 2012, Vice President, FInance of Premier Gold from March 2008 to June 2012 and Controller of Premier Gold from May 2006 to March 2008.	Effective Date	Nil

Name and municipality of residence	Proposed position with the Resulting Issuer	Principal occupation for five preceding years	Director since	Post-Consolidation Bridgeport Shares to be held(1)
Howard Katz, MBA Toronto, Ontario	Director	President and Chief Executive Officer of Tamaka Gold Corp. (mining company) since June 2011; Managing Director, Mackie Research Capital Corporation (investment bank) from 2005 to June 2011).	Effective Date	Nil
Julie Lassonde, Toronto, Ontario	Director	President (since March 2, 2012) and Chief Executive Officer (since May 31, 2011) and Director (since 2010) of Shear Diamonds Ltd.; Director of Halo Resources Ltd. from March 2010 to August 2011, Director of Takara Resources Inc. from 2008 to February 2011.	Effective Date	Nil
Shastri Ramnath, P.Geo. Toronto, Ontario	Director	President and Chief Executive Officer of Bridgeport (2010 to present). Area Geologist – Special Projects, Quadra FNX Mining Ltd., an exploration and mining company (2002 to 2010).	2010	34,008
Eugene Lee, CA Mississauga, Ontario	Chief Financial Officer	President, Capstone Advisory Group Inc., (consulting practice) since April 2012; Vice President, Finance, Northgate Division, AuRico Gold Inc. (mining company); Vice President, Finance of Northgate Minerals Corporation (mining company) from 2008 until 2011; Corporate Controller, Northgate Minerals Corporation from 2006 to 2008.	N/A	Nil
Hugh Snyder, PhD Toronto, Ontario	Director	President, H.R. Snyder Consultants, a consulting firm.	2009	587,500

Name and municipality of residence	Proposed position with the Resulting Issuer	Principal occupation for five preceding years	Director since	Post-Consolidation Bridgeport Shares to be held(1)
Shaun Drake City of Kawartha Lakes, Ontario	Corporate Secretary	Chairman of DSA Corporate Services Inc. (formerly 6196322 Canada Limited), a company providing corporate secretarial services since February 2009; President of 6196322 Canada Limited, a company that was a partner of Marrelli & Drake Corporate Services (formerly Duguay & Ringler Corporate Services) (a company providing accounting and corporate secretarial services) from August 2004 to January 2009.	N/A	Nil

Note:

(1)

Calculated based upon the Post-Consolidation Bridgeport Shares anticipated to be beneficially owned, controlled or directed by such persons as of the Effective Date, after giving effect to the Business Combination.

A brief description of each of the directors and executive officers of the Resulting Issuer proposed to serve following the completion of the Business Combination follows.

Mr. Ewan Stewart Downie, Director & Chairman - 45 years old

Mr. Downie has been a director of Premier Royalty since November 23, 2011 and served as its Chief Executive Officer from November 23, 2011 until August 31, 2012. Mr. Downie has been President and Chief Executive Officer of Premier Gold, a natural resource mining company, since August 2006; Mr. Downie has also served as a director of Wolfden Resources Corporation (a private mining company) from August 12, 2009 and served as the President, Secretary and Treasurer of Wolfden Resources Corporation from August 12, 2009 until April 23, 2010 at which time he became the chairman of the board of directors of Wolfden Resources Corporation. Mr. Downie was President and Chief Executive Officer of Wolfden Inc., company listed on the Toronto Stock Exchange, from June 2003 to July 2007. Zinifex Limited, a company listed on the Australian Stock Exchange completed its acquisition of Wolfden Inc. in June 2007. Subsequently, Wolfden Inc. changed its name to Zinifex Canada Inc. and made an application to cease to be a reporting issuer. Mr. Downie was the President of Zinifex Canada Inc., a private mineral exploration and development company, from May 2007 to October 2008. Mr. Downie is a director and/or officer of several reporting issuers involved in mineral development and exploration, including director of Source Exploration Corp. (TSX-V:SOP) since July 2008; director of Newstrike Resources Ltd. (TSX-V:NR), since July 2005; director of Mega Precious Metals Inc. (formerly Mega Silver Inc.) (TSX-V:MGP) since May 2009; and director of Wolfden Resources Corp. since October 2012. Mr. Downie previously served as a directors and/or officer of the following reporting issuers: director of Benton Resources Corp. from November 2002 to October 2012; director of Gold Standard Ventures Corp. from July 2010 to October 2012; director of PC Gold Inc. from May 2008 to October 2010; director of Sabina Gold & Silver Corp. from November 2002 to May 2008; director of Pediment Gold Corp., a company formerly listed on the TSX, from March 2005 to August 2008; director of Anaconda Mining Inc. from May 2003 until May 2008; Halo Resources Ltd. from April 2004 to May 2009; director of Skybridge Development Corp. (TSX-V:SBD), from May 2008 to June 2009; director of King’s Bay Gold Company from April 2002 to November 2003; and President and director of Marksman Capital Corp. (now called Brixton Metals Company) from March 11, 2008 to November, 2010. Mr. Downie has a diploma from Seneca College in King City, Ontario. Mr. Downie was the recipient of the Prospectors & Developers Association of Canada (PDAC) 2003 Bill Dennis Award for a Canadian discovery or prospecting success in relation to his role as part of the Wolfden Resources Inc. team that discovered the West Zone deposit at High Lake, Nunavut. Mr. Downie also received the Bernie Schnieders Discovery of the Year Award for 2005. Mr. Downie expects to devote approximately 10% of his time to the affairs of Premier Royalty. Mr. Downie has not entered into any non-compete or non-disclosure agreement with the Resulting Issuer.

Mr. Abraham Drost, President & CEO and Director - 53 years old

Mr. Drost was Chairman of Premier Royalty from November 23, 2011 until August 31, 2012, and has been President & CEO of Premier Royalty since September 1, 2012, on a full-time basis. Mr. Drost’s employment agreement includes non-disclosure and non-competition provisions. He was President and Chief Executive Officer of Source Exploration Corp. (TSX-V:SOP) (a mining company) from September 2007 to September 2009 and has been a director of Source since September 2007. He is currently a director of Mega Precious Metals Inc. (TSX-V:MGP). He is currently a director of Tamaka Gold Corp. and Tyko Resource Corp. (both private companies) and a director and officer of 1852036 Ontario Inc. (a private company). Mr. Drost has also been a director of Marksmen Capital Inc. (now Brixton Metals Corporation (mining company)), since March 11, 2008 and director of Brixton Metals Corporation from August 2008 to November 2010; President and director of Sandspring Resources Ltd. (TSX-V:SSP) from May 2009 to September 2011; President, Chief Executive Officer and director of Skybridge Development Corp. (mining company) from May 26, 2008 to May 27, 2009; President from December 2004 to August 2007 and director from September 2004 to June 18, 2008 of Sabina Gold & Silver Corp. (TSX: SBB) (mining company). Prior to his work with the afore-mentioned companies, Mr. Drost was a consulting geologist to industry and was employed by the Mines and Minerals Division of the Ontario Government.

Mr. George Faught, Director - 63 years old

Mr. George Faught is proposed to serve as a director of the Resulting Issuer Board following the Business Combination. Mr. Faught obtained his Chartered Accountant designation in 1974 and holds an Honours BComm from the University of Windsor. Since November 2005 he has been an officer and director of Aberdeen, initially serving as President & CEO and in June 2012 he relinquished the CEO title to assume the role of Vice Chairman. Mr. Faught is a director of the following Public companies: Aberdeen International Inc; Sulliden Gold Corp; Marathon Gold Corp (Chairman); Dacha Strategic Metals Inc and Crocodile Gold Inc.

Mr. Steven Filipovic, Director - 44 years old

Mr. Filipovic has been Vice President, Finance of Premier Royalty since November 23, 2011. Mr Filipovic has and continues to hold senior positions with other reporting issuers involved in mineral exploration and development, including: Chief Financial Officer of Premier Gold (TSX:PG) since June 2012 (Vice-President Finance from March 2008 to June 2012 and Controller from May 2006 to march 2008); Chief Financial Officer of T.B. Mining Ventures Inc. (TSX-V:TBVP) from April 2010 to July 2012; director of King’s Bay Gold Company (TSX-V:KBG) December 2010 to May 2012; Chief Financial Officer of Source Exploration Corp. (TSX-V:SOP) from June 2010 July 2012; Chief Financial Officer of Mega Precious Metals Inc. (formerly Mega Silver Inc.) (TSX-V:MGP) from May 2009 to June 2012; Vice-President Finance of Skybridge Development Corp., formerly listed on the TSX Venture Exchange, from May 2008 to May 2009;Chief Financial Officer of Marksmen Capital Inc. (now Brixton Metals Corporation), a capital pool company, from March 2008 to October 2010; and Vice-President Finance of Wolfden Resources Inc. from October 2004 to May 2007. Mr. Filipovic was also a director and the Chief Financial Officer of Zinifex Canada Inc. from May 2007 to May 2008 and served as Finance Manager of the Alyris Group, a private group of companies, from May 2008 to June 2012. Mr. Filipovic holds an Honours Bachelor of Commerce degree from Lakehead University, is a professional Chartered Accountant with both the Institute of Chartered Accountants of Alberta and Ontario and was in private practice as a Manager with Ernst & Young LLP from 1998 to 2004. Mr. Filipovic has not entered into any non-compete or non-disclosure agreement with the Resulting Issuer.

Mr. Howard Katz, Director - 42 years old

Mr. Howard Katz is proposed to serve as a director of the Resulting Issuer Board following the Business Combination. Mr. Katz has a BA from Yeshiva University and an MBA from the Schulich School of Business. Currently he is President and CEO of Tamaka Gold, and also sits on the board of directors. Prior to joining Tamaka Gold, he was Managing Director, Investment Banking at Mackie Research Capital, where Mr. Katz ran the mining investment banking practice. Mr. Katz has not entered into any non-compete or non-disclosure agreement with the Resulting Issuer.

Ms. Julie Lassonde, Director - 39 years old

Ms. Julie Lassonde is proposed to serve as a director of the Resulting Issuer Board following the Business Combination. Ms. Lassonde is President, Chief Executive Officer, Director of Shear Diamond Ltd. Ms. Lassonde has 14 years of experience in various financial and engineering fields including work as a civil engineer with SNC-Lavalin and investment banking experience with Macquarie Bank Ltd in Australia and the U.S.A. Ms. Lassonde holds a degree in Civil Engineering from Queen’s University. She is Past President and CEO of Garson Gold Corp., director of Takara Resources Inc., Alexis Minerals Ltd. and Halo Resources Inc. She is also a Board Member of the Canadian Engineering Memorial Foundation, sits on the board of the fundraising committee for Queen’s University Engineering Campaign and is a member of the Advisor Board for Civil Engineering at the University of Toronto. Ms. Lassonde has not entered into any non-compete or non-disclosure agreement with the Resulting Issuer.

Ms. Shastri Ramnath, Director - 36 years old

Ms. Shastri Ramnath is proposed to serve as a director of the Resulting Issuer Board following the Business Combination. Ms. Ramnath has served as the President and Chief Executive Officer of Bridgeport since 2010. Ms. Ramnath received a B.Sc. (Hons) in Geology from the University of Manitoba, Canada in 1999, an M.Sc. (Exploration Geology) from Rhodes University, South Africa in 2001, and recently completed an MBA from Athabasca University, Edmonton in 2012. Ms. Ramnath has been working in the exploration and mining industry for over 13 years and has worked on projects in the United States, Nunavut, Manitoba, Ontario, Quebec, West Africa, and Chile. Her experience includes two years at Falconbridge Limited in Winnipeg, Canada and over eight years with the Exploration and Resource Group of FNX Mining (now KGHM International) in Sudbury, Canada. Ms. Ramnath has not entered into any non-compete or non-disclosure agreement with the Resulting Issuer.

Mr. Hugh Snyder, Director - 76 years old

Mr. Hugh Snyder is proposed to serve as a director of the Resulting Issuer Board following the Business Combination. Mr. Snyder has served as Chairman of Bridgeport since 2009. Mr. Snyder received a B.Sc. (Eng.) from the University of Witwatersrand, Johannesburg, South Africa, in 1958 and completed the P.M.D. from Harvard Business School in 1969. Since 1985, he has served as president of H.R. Snyder Consultants, a consulting firm providing services to junior resource companies: during the past five years Mr. Snyder has served as a director and occasional chairman of Frontera Copper Corp. (TSX:FCC) and as a director of Rio Narcea Gold Mines Ltd. During the last ten years Mr. Snyder has served on the Boards of Fronteer Gold (also as chairman in 2002 and 2003) and Eastmain Resources.

Mr. Eugene Lee, Chief Financial Officer - 39 years old

Mr. Lee has been Chief Financial Officer of Premier Royalty since September 1, 2012, on a full-time basis. Mr. Lee’s employment agreement includes non-disclosure and non-competition provisions. Prior to joining the Premier Royalty, Mr. Lee was President of Capstone Advisory Group Inc., (consulting practice), a position he commenced in April 2012. Mr. Lee worked as Corporate Controller for Northgate Minerals Corporation from April 2006 to February 2008, and then as Vice President Finance, until October 2011. Following Northgate’s arrangement with AuRico Gold Inc., Mr. Lee was Vice President, Finance – Northgate Division with AuRico until January 2012. Prior to his positions with Northgate and AuRico, Mr. Lee was a Senior Accountant at Centerra Gold from 2004 to 2006 and was a Senior Associate at PricewaterhouseCoopers from 1999 to 2004. Mr. Lee completed his Bachelor of Commerce in Economics and Finance at the University of Toronto.

Mr. Shaun Drake, Corporate Secretary - 45 years old

Mr. Drake has been the Chairman of DSA Corporate Services Inc. since February 2009 and a partner of Marrelli & Drake Corporate Services from August 1999 to January 2009, private corporate services companies. Mr. Drake is currently the Secretary of several reporting issuers involved in mineral exploration and development, including: Premier Gold (TSX:PG) since August 2006; PC Gold Inc. (TSX:PKL) since May 2008; Mega Precious Metals Inc. (TSX:MGP) since June 2009; Source Exploration Corp. (TSX-V:SOP) since September 2010; QRS Capital Corp. (TSX-V:QRS) since November 2010; and Lago Dourado Minerals Ltd. (TSX-V:LDM) since December 2010.

Mr. Drake has previously served as the Secretary of the following reporting issuers involved in mineral exploration and development: Skybridge Development Corp., formerly listed on the TSX Venture Exchange, from May 2008 to May 2009; Wolfden Inc. from March 2004 to May 2007; and Consolidated Thompson Iron Mines Limited (formerly Consolidated Thompson-Lundmark Gold Mines Limited) from December 2003 to April 2005. Mr. Drake has been a member of the Institute of Chartered Secretaries and Administrators of Great Britain since June 1995 and has completed his A Levels at Grammar School in Guernsey, Great Britain. Mr. Drake expects to devote 5% of his time to the affairs of the Resulting Issuer. Mr. Drake provides his services to Resulting Issuer as an independent contractor. Mr. Drake has not entered into any non-compete or non-disclosure agreement with the Resulting Issuer.

The Board and Board Committees

On and after the Effective Date, Messrs. George Faught and Howard Katz and Ms. Julie Lassonde will qualify as the “independent” (as defined in National Instrument 52-110 - Audit Committees (“NI 52-110”)) members of the Resulting Issuer Board.

A description of Bridgeport’s current corporate governance practices is set forth under “Statement of Corporate Governance” in Schedule “A” to this Information Circular. It is anticipated that following completion of the Business Combination, the reconstituted board of directors, being the Resulting Issuer Board, will review existing corporate governance practices and policies and make such changes as it determines necessary or appropriate, if any, in light of the business, size and structure of the Resulting Issuer, the composition of the Resulting Issuer’s reconstituted management team, and applicable securities and corporate laws and stock exchange rules. Specifically, it is anticipated that following completion of the Business Combination, the committees of the board of directors, including the audit committee and the technical committee, will be reconstituted.

The Resulting Issuer intends to take steps to ensure that adequate structures and processes are in place to permit the Resulting Issuer Board to function independently of management and of the controlling shareholder of the Resulting Issuer. In this regard, it is expected that the Resulting Issuer Board will appoint an independent lead director to provide leadership to the independent directors. It is also expected that the policies and procedures adopted by the Resulting Issuer Board will allow the Resulting Issuer Board to function independently of management and independently of the controlling shareholder.

While any board committee membership will be determined by the Resulting Issuer Board, following the completion of the Business Combination, it is anticipated that the Audit Committee of the Resulting Issuer will consist of Messrs. George Faught, Howard Katz and Ms. Julie Lassonde. The Audit Committee oversees the retention, performance and compensation of the Resulting Issuer’s independent auditors, and oversees and establishes procedures concerning systems of internal accounting and control. Each of Messrs. George Faught, Howard Katz and Ms. Julie Lassonde will be independent and financially literate, in accordance with the requirements of NI 52-110.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the executive officers and directors of Bridgeport and Premier Royalty, none of the proposed directors or executive officers of the Resulting Issuer is, or was within the ten years prior to the date hereof, a director, chief executive officer or chief financial officer of any company that was subject to a cease trade order, an order similar to cease trade order or an order that denied such company access to any exemption under securities legislation that was, in each case, in effect for a period of more than 30 consecutive days and that was issued while that person was acting in such capacity or that was issued after that person ceased to act in such capacity and which resulted from an event that occurred while that person was acting in such capacity.

None of the proposed directors or officers of the Resulting Issuer and to the knowledge of management of Premier Royalty or Bridgeport, no shareholder who will hold a sufficient number of securities to affect materially the control of the Resulting Issuer, during the 10 years prior to the date hereof, has been declared bankrupt or made a voluntary assignment into bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.

None of the proposed directors or officers of the Resulting Issuer and to the knowledge of management of Premier Royalty or Bridgeport, no shareholder who will hold a sufficient number of securities to affect materially the control of the Resulting Issuer, is, or within the ten years prior to the date of this Information Circular has been, a director or executive officer of any company that, while that person was acting in such capacity, or within a year of that person ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No person who is proposed to be a director or officer of the Resulting Issuer following the completion of the Business Combination, or to the knowledge of management of Premier Royalty or Bridgeport, any shareholder who will be holding a sufficient number of securities of the Resulting Issuer to affect materially the control of the Resulting Issuer, is or has been subject to any penalties or sanctions imposed by a court relating to securities legislation or a securities regulatory authority, or has been subject to any penalties or sanctions by a court or regulatory body that would likely be considered important to a reasonable securityholder in making an investment decision about the Business Combination.

Conflicts of Interest

To the knowledge of management of Premier Royalty and Bridgeport, and other than disclosed herein, there are no known existing or potential conflicts of interest among the Resulting Issuer and its directors and officers except that certain of the Resulting Issuer’s directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Resulting Issuer and their duties as a director or officer of such other companies. As required by law, each of the directors of Premier Royalty is required to act honestly, in good faith and in the best interests of the Resulting Issuer. In the event of a conflict of interest, the Resulting Issuer will follow the requirements and procedures of applicable corporate and securities legislation and applicable exchange policies.

Other Reporting Issuer Experience

The following anticipated directors of the Resulting Issuer are currently directors of other reporting issuers in Canada (or the equivalent in foreign jurisdictions) as of the date hereof:

Name	Name of Reporting Issuer
Ewan S. Downie	Mega Precious Metals Inc. Newstrike Resources Ltd. Source Exploration Corp. Wolfden Resources Corp.
Abraham Drost	Mega Precious Metals Inc. Source Exploration Corp.
George Faught	Aberdeen International Inc. Crocodile Gold Corporation Dacha Strategic Metals Inc. Marathon Gold Corp. Sulliden Gold Corporation Ltd.
Julie Lassonde	Bison Gold Resources Inc. Shear Diamonds Ltd.
Shastri Ramnath	Canadian Silver Hunter

EXECUTIVE COMPENSATION

Following completion of the Business Combination, it is expected that the Resulting Issuer’s approach to executive compensation will follow the approach set out in Schedule “B” to this Information Circular under “Executive Compensation” for Premier Royalty. However, it is anticipated that the Resulting Issuer will established a Compensation Committee of the board of directors, which will have responsibility for overseeing the compensation policies and practices of the Resulting Issuer.

Following the completion of the Business Combination, Abraham Drost will be the President and Chief Executive Officer (“CEO”) of the Resulting Issuer and Eugene Lee will be the Chief Financial Officer. When used in this section, “Named Executive Officers” or “NEOs”, means the CEO, the chief financial officer (the “CFO”), and each of the three most highly compensated executive officers or the three most highly compensated individuals acting in a similar capacity, other than the CEO and the CFO at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year. It is expected that the only NEOs for the Resulting Issuer will be Mr. Drost and Mr. Lee.

The employment agreements for Mr. Drost and Mr. Lee have the same terms as the employment agreements described in Schedule “B” to this Information Circular under “Executive Compensation”, including with respect to termination and change of control benefits. It is expected that the annual bonus to Mr. Drost may be awarded by the directors of the Resulting Issuer in whole or in part applying such personal and corporate performance measures as they consider appropriate, and as are mutually agreed annually between Mr. Drost and the directors or the Compensation Committee. The annual bonus to Mr. Lee may be awarded in whole or in part applying such personal and corporate performance measures as the CEO considers appropriate and as are mutually agreed annual between Mr. Lee and the CEO. It is expected that the CEO, together with the directors or the Compensation Committee and Mr. Lee will set the annual personal and corporate performance criteria for the following financial year of the Resulting Issuer in November of each year.

Compensation governance

Compensation of the directors and the President & CEO will be determined by the Resulting Issuer Board of directors, and the President & CEO will determine the compensation of the CFO and any other executive officers.

Summary Compensation Table - Expectations for the Resulting Issuer

Based on information available as at the date hereof, the following table sets out information concerning the compensation anticipated to be paid by the Resulting Issuer to the CEO and CFO for the 12 months following the Effective Date. The Resulting Issuer does not expect to have any executive officers other than the CEO and CFO immediately following the Effective Date.

Name and Principal Position	Salary ($)	Share- based Awards ($)	Option- based Awards ($)	Non-equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
				Annual Incentive Plans	Long-term Incentive Plans
Abraham Drost CEO	250,000	Nil	520,000	discretionary	Nil	Nil	Nil	770,000
Eugene Lee CFO	182,500	Nil	240,000	discretionary	Nil	Nil	Nil	422,500

Note:

(1)

Option-based award values are calculated at their market value established using the Black-Scholes methodology. Caution should be exercised with regard to the Black-Scholes option valuation model as its calculation is subjective and is based on variables at the time of calculation. The calculation date, being October 26, 2012, fair value of $0.80 was assigned to the stock options as estimated by using the Black- Scholes valuation model with the following assumptions: strike price $2.00, expected dividend yield 0%, expected volatility 50.00%, risk-free rate of return of 1.30% and an expected maturity of 4 years.

Termination and Change of Control Benefits

The termination and Change of Control benefits payable to the CEO and the CFO are set out in Schedule “B” to this Information Circular under “Executive Compensation – Termination and Change of Control Benefits”.

The following table shows the value of the estimated incremental payments, payables, and benefits to each NEO of the Resulting Issuer upon a termination without Just Cause and an involuntary termination within 12 months following a Change of Control, as if such event occurred on the Effective Date. No Named Executive Officer would receive an incremental payment or benefit in the event the Named Executive Officer is terminated for cause or voluntarily terminates. The table does not include the value of options granted to the applicable NEO.

Name	Termination without Just Cause ($)	Involuntary Termination within 12 Months Following a Change of Control ($)(2)
Abraham Drost, CEO	508,400(1)	508,400(1)
Eugene Lee, CFO	373,400(2)	373,400(2)

Note:

(1)

Amount shown includes: a payment of two times base salary and benefits valued at $8,400. This amount does not include two times the average annual incentive bonus earned by Mr. Drost over the previous two years since, as of the Effective Date, Mr. Drost will not yet have earned an incentive bonus.

(2)

Amount shown includes: a payment of two times base salary and benefits valued at $8,400 for the applicable period. This amount does not include two times the average annual incentive bonus earned by Mr. Lee over the previous two years since, as of the Effective Date, Mr. Lee will not yet have earned an incentive bonus.

The following table describes option entitlements which would be received by each Named Executive Officer if the executive is terminated by reason of voluntary resignation, termination with Just Cause, termination without Just Cause, retirement or upon the occurrence of and an involuntary termination within 12 months following a Change of Control.

Name	Option Entitlements Upon Resignation	Option Entitlements Upon Termination with Just Cause	Option Entitlements Upon Termination without Just Cause	Option Entitlements Upon Involuntary Termination within 12 Months Following a Change of Control
Abraham Drost, CEO	Vested options expire according to original terms. Unvested options terminate.	90 days post- service exercise period for vested options. Unvested options terminate.	Vested options expire according to original terms. Unvested options terminate.	Immediate vesting of all outstanding options.
Eugene Lee, CFO	Vested options expire according to original terms. Unvested options terminate.	90 days post- service exercise period for vested options. Unvested options terminate.	Vested options expire according to original terms. Unvested options terminate.	Immediate vesting of all outstanding options.

DIRECTOR COMPENSATION

Director Compensation Table

The following table provides information with respect to compensation expected to be paid to the directors, other than the CEO, of the Resulting Issuer for the 12 months following the Effective Date.

Name	Fee Earned ($)	Share- Based Awards ($)	Option Based Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total
Ewan Downie	75,000	Nil	320,000	Nil	Nil	Nil	395,000
George Faught	18,000	Nil	100,000	Nil	Nil	Nil	118,000
Steve Filipovic	18,000	Nil	120,000	Nil	Nil	Nil	138,000
Howard Katz	18,000	Nil	100,000	Nil	Nil	Nil	118,000
Shastri Ramnath	18,000	Nil	100,000	Nil	Nil	Nil	118,000
Hugh Snyder	18,000	Nil	100,000	Nil	Nil	Nil	118,000
Julie Lassonde	18,000	Nil	100,000	Nil	Nil	Nil	118,000

Note:

(1)

Option-based award values are calculated at their market value established using the Black-Scholes methodology. Caution should be exercised with regard to the Black-Scholes option valuation model as its calculation is subjective and is based on variables at the time of calculation. The calculation date, being October 26, 2012, fair value of $0.80 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: strike price $2.00, expected dividend yield 0%, expected volatility 50.00%, risk-free rate of return of 1.30% and an expected maturity of 4 years.

Directors of the Resulting Issuer will be reimbursed for any out-of pocket travel expenses incurred in order to attend meetings of the board of directors, committees of the board of directors or meetings of the shareholders of the Resulting Issuer.

Indebtedness of Directors and Officers

As of the date hereof, none of the Resulting Issuer’s expected directors, executive officers or employees, or any of their associates, is indebted to Premier Royalty or Bridgeport or any of their subsidiaries or will be, as of the Effective Date, indebted to the Resulting Issuer upon completion of the Business Combination or is indebted to another entity, the indebtedness to which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Resulting Issuer or any of its subsidiaries.

RISK FACTORS

The risk factors set out in Schedule “B” to this Information Circular under the heading “Risk Factors” will apply to the Resulting Issuer upon completion of the Business Combination. In addition, set forth below are certain additional risk factors relating to the Business Combination and the Resulting Issuer.

Risks Related to the Business Combination and the Resulting Issuer

The market price of Post-Consolidation Bridgeport Shares may not accurately reflect the Resulting Issuer’s performance or long-term value.

Bridgeport Shares are currently listed and posted for trading on the TSX. Securities of micro-cap and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. If the Business Combination is completed, the price of Post-Consolidation Bridgeport Shares is also likely to be significantly affected by short-term changes in mineral prices, or in financial condition or results of operations of the Resulting Issuer. Other factors unrelated to the Resulting Issuer’s performance that may have an effect on the price of Post-Consolidation Bridgeport Shares include the following: the extent of analytical coverage available to investors concerning the Resulting Issuer’s business may be limited if investment banks with research capabilities do not follow the Resulting Issuer’s securities; lessening in trading volume and general market interest in the Resulting Issuer’s securities may affect an investor’s ability to trade significant numbers of Post-Consolidation Bridgeport Shares; the size of the Resulting Issuer’s public float may limit the ability of some institutions to invest in the Resulting Issuer’s securities; and a substantial decline in the price of Post-Consolidation Bridgeport Shares that persists for a significant period of time could cause the Resulting Issuer’s securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity.

As a result of any of these factors, the market price of Post-Consolidation Bridgeport Shares at any given point in time may not accurately reflect the Resulting Issuer’s long-term value. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Resulting Issuer may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The forecast financial results may not be accurate.

The forecast financial results contained in this Information Circular were prepared using assumptions that reflect management’s intended course for the periods covered, given the judgment of management as to the most probable set of economic conditions. There can be no assurance that the assumptions reflected in the forecast will prove to be accurate. Actual results for the forecast period may vary significantly from the forecast results and those variations may be material. Bridgeport, Premier Gold and Premier Royalty give no representation that actual results achieved in the forecast period will be the same, in whole or in part, as those forecast herein. See “Cautionary Statement Regarding Forward-Looking Information” in the body of this Information Circular, “Cautionary Statement Regarding Forward-Looking Information” in Schedule “B” to this Information Circular, “Financial Forecast” in this Schedule “C” to this Information Circular and the financial forecast included in Schedule “I” to this Information Circular.

Payment of dividends by the Resulting Issuer is subject to the discretion of the Resulting Issuer.

No dividends on any of Bridgeport Shares have been paid by Bridgeport to date. Payment of any future dividends by the Resulting Issuer, if any, will be at the discretion of Resulting Issuer Board after taking into account many factors, including the Resulting Issuer’s operating results, financial condition, and current and anticipated cash needs.

The Business Combination will dilute the existing Bridgeport Shareholders’ Shareholdings.

It is anticipated that immediately prior to the Business Combination, Bridgeport will have 50,579,600 Bridgeport Shares issued and outstanding. In the event that the Business Combination is completed, (i) the Consolidation will be effected, which will result in the issuance of one (1) Post-Consolidation Bridgeport Share for every four (4) Bridgeport Shares held, resulting in approximately 12,644,900 Post-Consolidation Bridgeport Shares outstanding; (ii) an aggregate of up to 39,799,303 Post-Consolidation Bridgeport Shares will be issued to Premier Gold in exchange for 18,967,350 Premier Royalty Shares and the conversion of the Convertible Bridge Loan (assuming the exercise of the Conversion Right in full); (iii) a further 4,741,837 Post-Consolidation Bridgeport Shares shall be reserved for issuance upon the exercise or conversion of the Arrangement Warrants, and (iv) a further 23,957,746 Post-Consolidation Bridgeport Shares shall be reserved for issuance upon the exercise of the Adjusted Warrants, the Adjusted Third December 2012 Warrants, the Premier Royalty Warrants, the Premier Royalty Golden Arrow Warrants, the Bridgeport Options and the New Bridgeport Options (assuming the exercise of the Conversion Right in full). (An additional 1,865,858 Post-Consolidation Bridgeport Shares shall be reserved for issuance in connection with convertible securities issuable pursuant to the exercise of the Adjusted Warrants and the Adjusted Third December 2012 Warrants and Arrangement Warrants issuable pursuant to the exercise of the Bridgeport Options.) The increase in the number of Post-Consolidation Bridgeport Shares issued and outstanding, and the sales of such shares, may have a depressive effect on the price of Post-Consolidation Bridgeport Shares. In addition, as a result of the issuance of such additional Post-Consolidation Bridgeport Shares, the voting power of the existing Bridgeport Shareholders will be substantially diluted.

Future sales of Post-Consolidation Bridgeport Shares by Existing Shareholders could decrease the trading price of Post-Consolidation Bridgeport Shares.

Sales of a large number of Post-Consolidation Bridgeport Shares in the public markets, or the potential for such sales, could decrease the trading price of Post-Consolidation Bridgeport Shares and could impair the Resulting Issuer’s ability to raise capital through future sales of Post-Consolidation Bridgeport Shares. Bridgeport has previously issued shares at an effective price per share which is lower than the effective price of Post-Consolidation Bridgeport Shares pursuant to the Business Combination. Accordingly, a significant number of shareholders of the Resulting Issuer will have an investment profit in Post-Consolidation Bridgeport Shares that they may seek to liquidate.

LEGAL PROCEEDINGS

To the knowledge of the officers and directors of the Bridgeport Group and Premier Royalty, the Resulting Issuer will not be subject to any material legal proceedings on the Effective Date.

PROMOTER

There are no promoters of the Resulting Issuer.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Information Circular, there were no material interests, direct or indirect, of any director or executive officer of Premier Royalty, any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of Premier Royalty, or any associate or affiliate of any of such persons or companies, in any transaction within the three years before the date of the Information Circular that has materially affected or is reasonably expected to materially affect Premier Royalty or a subsidiary of Premier Royalty.

None of the directors or executive officers of Bridgeport, nor any proposed director of Bridgeport, nor any person who beneficially owns, directly or indirectly, Bridgeport Shares or who exercises control or direction over Bridgeport Shares carrying more than ten percent (10%) of the voting rights attached to all outstanding Bridgeport Shares, nor any associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction within the three years before the date of the Information Circular, or in any proposed transaction, not otherwise disclosed herein which, in either case, has affected or will materially affect Bridgeport, except as disclosed herein.

AUDITORS

Following the Business Combination, the auditors of the Resulting Issuer will be Grant Thornton LLP.

REGISTRAR, TRANSFER AGENT AND WARRANT AGENT

Following the Business Combination, the transfer agent and registrar for the Resulting Issuer will be Valiant Trust Company at its principal offices in Toronto, Ontario.

Following the Business Combination, the warrant agent under the Warrant Indenture and the Premier Royalty Warrant Indenture will be Valiant Trust Company at its principal offices in Toronto, Ontario.

INTERESTS OF EXPERTS

McGovern Hurley Cunningham, LLP, Chartered Accountants, is the auditor of Bridgeport and is independent of Bridgeport within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario. As of the date of the Information Circular, the partners and associates of McGovern Hurley Cunningham, LLP do not own, directly or indirectly, any of the issued and outstanding Bridgeport Shares.

The Bridgeport Fairness Advisors provided the Bridgeport Fairness Opinion with respect to the Arrangement. As of the date of the Information Circular, neither of the Bridgeport Fairness Advisors nor any of their respective partners and associates own any of the issued and outstanding Bridgeport Shares.

Grant Thornton LLP is the auditor of Premier Royalty and is independent of Premier Royalty within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

Certain legal matters relating to the Business Combination as described herein will be passed upon by Cassels Brock & Blackwell LLP. As of the date of the Information Circular, partners and associates of Cassels Brock & Blackwell LLP own, in the aggregate, less than 1% of all issued and outstanding Bridgeport Shares.

Stephen McGibbon, P.Geo, is named in Schedule “B” to this Information Circular as having reviewed and approved certain scientific and technical information as set out under the heading “Material Mineral Projects”. As of the date of the Information Circular, Mr. McGibbon owns, in the aggregate, less than 1% of all issued and outstanding Bridgeport Shares.

William J. Lewis, P.Geo, is named in this Schedule “B” to this Information Circular as having reviewed and approved certain scientific and technical information as set out under the heading “Material Mineral Projects”. As of the date of the Information Circular, Mr. Lewis owns none of the issued and outstanding Bridgeport Shares.

UNAUDITED PRO FORMA SUMMARY FINANCIAL INFORMATION

The following table sets out selected unaudited pro forma consolidated financial information for Premier Royalty, assuming completion of the Business Combination as of June 30, 2012, for the six month period then ended (reflecting the pro-forma consolidation of Bridgeport as at July 31, 2012, together with Premier Royalty as of June 30, 2012), and should be considered in conjunction with the more complete information contained in the unaudited pro forma consolidated financial statements of Premier Royalty attached as Schedule “I” to this Information Circular. Unless otherwise indicated, all currency amounts are stated in Canadian dollars.

Balance Sheet Data: (1)	As of June 30, 2012(1) ($)
Total Assets	74,395,568
Total Liabilities	21,054,700
Shareholders’ Equity	55,340,868

Note:

(1)

Amounts presented reflect pro forma adjustments as further detailed in Note 4 to the unaudited pro forma consolidated financial statements of Premier Royalty attached as Schedule “I” to this Information Circular, to which reference should be made for a complete summary of all assumptions underlying these amounts.

Income Statement Data:(1)	For the Six Months Ended June 30, 2012(1) ($)	For the 12 Months Ended December 31, 2011(1) ($)
Total Revenue	2,416,439	4,938,733
Total Expenses	8,313,519	10,506,921
Net Loss	5,897,080	5,593,188
Net Loss and Comprehensive Loss	6,009,396	6,966,124

Note:

(1)

Amounts represented reflect pro forma adjustments as further detailed in Note 5 to the unaudited pro forma consolidated financial statements of Premier Royalty attached as Schedule “I” to this Information Circular, to which reference should be made for a complete summary of all assumptions underlying these amounts.

FINANCIAL FORECAST

The following financial forecast was prepared by management of Premier Royalty, using assumptions with an effective date of October 30, 2012. Pursuant to applicable securities policies, the Resulting Issuer is required to update the forecast during the forecast period by identifying any material changes from the forecast resulting from events that have occurred since it was issued and by comparing such forecast with annual audited actual results and interim unaudited actual results for the periods covered and disclosing material differences. The forecast has been prepared in accordance with the measurement, presentation and disclosure of financial forecasts established in Part 4A and 4B of National Instrument 51-102, Continuous Disclosure Obligations. The forecast has been prepared using assumptions that reflect the intended course of action for the Resulting Issuer for the periods covered, given management of Premier Royalty’s judgment as to the most probable set of economic conditions. The forecast has been prepared after giving effect to acquisition of the Premier Gold Royalty Portfolio, the acquisition of the Gualcamayo Royalty and the completion of the Business Combination and using other significant assumptions that are set in Note 4 to the Financial Forecast attached as Schedule “I” to this Information Circular. The financial forecast was prepared in connection with the Business Combination and the “backdoor” listing of the Resulting Issuer and readers are cautioned that the financial forecast may not be appropriate for other purposes.

The assumptions used in the preparation of the forecast, although considered reasonable by management at the time of preparation, may not materialize as forecast and unanticipated events and circumstances may occur subsequent to the date of the forecast. Accordingly, there is a significant risk that actual results achieved during the forecast period will vary from the forecast results and that such variations may be material. There is no representation by Premier Royalty that actual results achieved during the forecast period will be the same in whole or in part as those forecast. Important factors that could cause actual results to vary materially from the forecast include those disclosed under ‘‘Risk Factors’’ in Schedule “B” to this Information Circular and “Risk Factors” in this Schedule “C” to this Information Circular. See ‘‘See ‘‘Cautionary Statement Regarding Forward-Looking Statements’’ in the body of the Information Circular and “Cautionary Statement Regarding Forward-Looking Statements” in Schedule “B” to this Information Circular. The financial forecast should be read in conjunction with the unaudited pro forma consolidated financial statements of Premier Royalty attached in Schedule “I” to this Information Circular, the audited financial statements of Premier Royalty for the period from incorporation on November 23, 2011 to December 31, 2011 and the unaudited financial statements of Premier Royalty for the three and six month periods ending June 30, 2012 attached in Schedule “I” to this Information Circular, the audited schedules of royalty interests and revenues on mineral properties for the years ended January 31, 2010, 2011 and 2012, together with the auditor’s report thereon and the unaudited interim schedules of royalty interests and revenues on mineral properties as at January 31, 2012 and April 30, 2012 and for the three months ended April 30, 2011 and 2012, both of which are attached in Schedule “I” to this Information Circular, the audited schedule of royalty revenue for the three and six months ended June 30, 2012 and the year ended December 31, 2011, together with the auditor’s report thereon, which is attached in Schedule “I” to this Information Circular, and the audited schedule of royalty income for the years ended December 31, 2009, 2010 and 2011, together with the auditor’s report thereon, and the unaudited interim schedule of royalty income for the three and six months ended June 30, 2011 and 2012, which are attached in Schedule “I” to this Information Circular.

		As at
Forecasted Balance Sheet Data: (1)	December 31, 2012 ($)	March 31, 2013 ($)	June 30, 2013 ($)	September 30, 2013 ($)
Total Assets	75,599,318	76,446,839	77,335,176	78,264,001
Current Liabilities	21,258,068	21,493,068	1,728,068	1,963,068
Long term debt	0	0	20,000,000	20,000,000
Total Equity	54,341,250	54,953,771	55,607,108	56,300,933

Note:

(1)

Amounts presented reflect assumptions as detailed in Note 4 to the consolidated forecast financial statements of the Resulting Issuer attached in Schedule “I” to this Information Circular, to which reference should be made for a complete summary of all assumptions underlying these amounts.

		Three-month periods ending			Twelve-month period ending
Forecasted Income Statement Data:(1)	December 31, 2012 ($)	March 31, 2013 ($)	June 30, 2013 ($)	September 30, 2013 ($)	September 30, 2013 ($)
Total Income	1,978,712	2,472,865	2,472,865	2,472,865	9,397,307
Total Expenses	2,414,516	2,197,011	2,156,195	2,040,892	8,808,614
Comprehensive Income for the period	-435,804	275,854	316,670	431,973	588,693

Note:

(1)

Amounts presented reflect assumptions as detailed in Note 4 to the consolidated forecast financial statements of the Resulting Issuer attached in Schedule “I” to this Information Circular, to which reference should be made for a complete summary of all assumptions underlying these amounts.

SCHEDULE “D”
DISSENT PROVISIONS

Rights of dissenting shareholders

185.   (1) Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a)	amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b)	amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c)	amalgamate with another corporation under sections 175 and 176;

(d)	be continued under the laws of another jurisdiction under section 181; or

(e)	sell, lease or exchange all or substantially all its property under subsection 184 (3),

a holder of shares of any class or series entitled to vote on the resolution may dissent.

Idem

          (2) If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a)	clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b)	subsection 170 (5) or (6).

One class of shares

          (2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

Exception

          (3) A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a)	amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b)	deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

Shareholder’s right to be paid fair value

          (4) In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

No partial dissent

          (5) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

          (6) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent.

Idem

          (7) The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

Notice of adoption of resolution

          (8) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

Idem

          (9) A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

Demand for payment of fair value

          (10) A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.

Certificates to be sent in

          (11) Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Idem

          (12) A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

Endorsement on certificate

          (13) A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

Rights of dissenting shareholder

          (14) On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a)	the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b)	the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c)

the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder’s rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

Offer to pay

          (15) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a)

a written offer to pay for the dissenting shareholder’s shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Idem

          (16) Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

Idem

          (17) Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Application to court to fix fair value

          (18) Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

Idem

          (19) If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

Idem

          (20) A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

Costs

          (21) If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

Notice to shareholders

          (22) Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a)	has sent to the corporation the notice referred to in subsection (10); and

(b)	has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder’s right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

Parties joined

          (23) All dissenting shareholders who satisfy the conditions set out in clauses (22)(a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

Idem

          (24) Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

Appraisers

          (25) The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

          (26) The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b).

Interest

          (27) The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Where corporation unable to pay

          (28) Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Idem

          (29) Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a)	withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder’s full rights are reinstated; or

(b)

retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Idem

          (30) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a)	the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

Court order

          (31) Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

Commission may appear

          (32) The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

SCHEDULE “E”
ARRANGEMENT RESOLUTION

RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

The arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving Bridgeport Ventures Inc. (“Bridgeport”), a corporation existing under the laws of the Province of Ontario, and its shareholders, all as more particularly described and set forth in the management information circular (the “Information Circular”) of Bridgeport dated October 31, 2012 accompanying the notice of meeting (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

2.

The plan of arrangement, as amended (the “Plan of Arrangement”), implementing the Arrangement, the full text of which is set out in Schedule B to the Business Combination Agreement, as amended (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

3.	The actions of the directors of Bridgeport in approving the Arrangement are hereby ratified and approved.

4.

Notwithstanding that this special resolution has been passed (and the Arrangement approved) by the shareholders of Bridgeport or that the Arrangement has been approved by the Ontario Superior Court of Justice, the directors of Bridgeport are hereby authorized and empowered, without further notice to, or approval of, the shareholders of Bridgeport:

	(a)	to amend the Plan of Arrangement to the extent permitted thereby; or

	(b)	not to proceed with the Arrangement.

5.

Any director or officer of Bridgeport is hereby authorized and directed, for and on behalf of Bridgeport to execute Articles of Arrangement to give effect to the Plan of Arrangement and to deliver such other documents as are necessary or desirable under the OBCA in accordance with the Articles of Arrangement.

6.

Any director or officer of Bridgeport is hereby authorized and directed, for and on behalf and in the name of Bridgeport, to execute and deliver, whether under the corporate seal of Bridgeport or otherwise, all such deeds, instruments, assurances, agreements, forms, waivers, notices, certificates, confirmations and other documents and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to this resolution, the Articles of Arrangement and the completion of the Plan of Arrangement in accordance with the terms thereof, including:

	(a)	all actions required to be taken by or on behalf of Bridgeport, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

	(b)	the signing of the certificates, consents and other documents or declarations required under the terms of the Plan of Arrangement or otherwise to be entered into by Bridgeport,

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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SCHEDULE “F”
SHARE INCENTIVE PLAN RESOLUTION

RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	In the event the Arrangement Resolution (as defined in the management information circular (the “Information Circular”) of Bridgeport Ventures Inc. (“Bridgeport”) dated October 31, 2012) is approved:

(a)

the share incentive plan (the “Share Incentive Plan”) of the Resulting Issuer (as defined in the Information Circular) in the form attached hereto as Schedule “M”, subject to regulatory approval (including, without limitation, approval of the Toronto Stock Exchange), is hereby approved, authorized and adopted as the Share Incentive Plan of the Resulting Issuer;

(b)

the Resulting Issuer is authorized to issue, pursuant and subject to the terms and conditions of the Share Incentive Plan, an aggregate number of Post-Consolidation Bridgeport Shares (as defined in the Information Circular) as is equal to 13.5% of the number of Post-Consolidation Bridgeport Shares issued and outstanding from time to time; and

(c)

the directors or any committee created pursuant to the Share Incentive Plan is authorized to make such amendments to the Share Incentive Plan from time to time as the directors or any committee may, in its discretion, consider to be appropriate, provided that such amendments will be subject to the approval of all applicable regulatory authorities and in certain cases, in accordance with the terms of the Share Incentive Plan, the shareholders of the Resulting Issuer.

2.

Notwithstanding that this resolution has been duly passed by the shareholders of Bridgeport, the directors of Bridgeport are hereby authorized and empowered, if they decide not to proceed with the Share Incentive Plan as set out in this resolution, to revoke this resolution at any time prior to the completion of the Arrangement (as defined in the Information Circular), without further notice to or approval of the shareholders of Bridgeport.

3.

Any officer or director of Bridgeport is authorized, for and on behalf of Bridgeport, to execute and deliver such documents and instruments and to take such other actions as such officer or director may determine to be necessary or advisable to implement the above resolutions and the matters authorized hereby.

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SCHEDULE “G”
OPTION REPLACEMENT RESOLUTION

RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	In the event the Arrangement Resolution (as defined in the management information circular (the “Information Circular”) of Bridgeport Ventures Inc. (“Bridgeport”) dated October 31, 2012) is approved:

(a)

an aggregate of 2,650,000 Bridgeport Options (as defined in the Information Circular) held by Mr. Hugh Snyder and Ms. Shastri Ramnath are hereby authorized to be cancelled as of the Effective Date (as defined in the Information Circular); and

(b)

after the Effective Date, an aggregate of 125,000 New Bridgeport Options (as defined in the Information Circular) are hereby authorized to be issued to Mr. Hugh Snyder and an aggregate of 125,000 New Bridgeport Options are hereby authorized to be issued to Ms. Shastri Ramnath, each entitling the holder, for a period of five years, to acquire one Post-Consolidation Bridgeport Share at an exercise price and according to a vesting schedule to be determined by the board of directors of the Resulting Issuer (as defined in the Information Circular) in accordance with the Share Incentive Plan (as defined in the Information Circular).

2.

Notwithstanding that this resolution has been duly passed by the shareholders of Bridgeport, the directors of Bridgeport are hereby authorized and empowered, if they decide not to proceed with the Option Replacement Resolution as set out in this resolution, to revoke this resolution at any time prior to the completion of the Arrangement (as defined in the Information Circular), without further notice to or approval of the shareholders of Bridgeport.

3.

Any officer or director of Bridgeport is authorized, for and on behalf of Bridgeport; to execute and deliver such documents and instruments and to take such other actions as such officer or director may determine to be necessary or advisable to implement the above resolutions and the matters authorized hereby.

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SCHEDULE “H”
BUSINESS COMBINATION AGREEMENT, AS AMENDED

[Business Combination Agreement, as amended, follows.]

H-1

BUSINESS COMBINATION AGREEMENT

AMONG:

BRIDGEPORT VENTURES INC.

 - and –

PREMIER GOLD MINES LIMITED

- and -

PREMIER ROYALTY CORPORATION

Dated August 7, 2012

ii

iii

BUSINESS COMBINATION AGREEMENT

THIS AGREEMENT dated August 7, 2012 is made

A M O N G:

BRIDGEPORT VENTURES INC., a corporation existing under the Business Corporations Act (Ontario)

(hereinafter referred to as “Bridgeport”)

- and –

PREMIER GOLD MINES LIMITED, a corporation existing under the Business Corporations Act (Ontario)

(hereinafter referred to as “Premier Gold”)

- and -

PREMIER ROYALTY CORPORATION, a corporation existing under the Business Corporations Act (Ontario)

(hereinafter referred to as “Premier Royalty”)

          WHEREAS the Parties have agreed, subject to the satisfaction of certain conditions precedent, to carry out the Business Combination pursuant to an Arrangement under Section 182 of the Business Corporations Act (Ontario);

          AND WHEREAS, the Parties wish to make certain representations, warranties, covenants and agreements in connection with the Business Combination;

          NOW, THEREFORE, in consideration of the mutual benefits to be derived and the representations and warranties, conditions and promises herein contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged) and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE 1
GENERAL

1.1      Defined Terms

            Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in Schedule A.

1.2      Pre-Arrangement Step

(a)

Effective following satisfaction of all of the conditions precedent to the Arrangement, other than the filing of the Articles of Arrangement, Premier Royalty shall reorganize its share capital to the extent necessary such that the aggregate number of Premier Royalty Shares held by Premier Gold equals the total number of New Bridgeport Shares that will be outstanding immediately after giving effect to the Consolidation pursuant to the Arrangement (but prior to giving effect to any other steps of the Arrangement) multiplied by a factor of 1.5.

1

1.3      Arrangement

            At the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(a)

each Bridgeport Share in respect of which Dissent Rights have been validly exercised in accordance with the Bridgeport Dissent Procedures shall be transferred and deemed to be transferred by the registered holder thereof, without any further act or formality on its part, free and clear of all Encumbrances, to Bridgeport in consideration for the right to be paid by Bridgeport fair value for its Bridgeport Shares in an amount determined and payable in accordance with the Bridgeport Dissent Procedures, and the name of such holder will be removed from the register of holders of Bridgeport Shares;

(b)

the Bridgeport Shares will be consolidated on the basis of one New Bridgeport Share for every four existing Bridgeport Shares provided that any fractional New Bridgeport Share resulting from such consolidation shall be rounded down to the nearest whole New Bridgeport Share with no compensation for any fractional interest;

(c)	the number of directors of Bridgeport will be increased from five to eight;

(d)

Bridgeport shall issue Bridgeport Warrants to the Bridgeport Shareholders in such amount as is equal to 0.375 of a Bridgeport Warrant for each one New Bridgeport Share held by such Bridgeport Shareholder provided that no fractional Bridgeport Warrants shall be issued and any such fractional Bridgeport Warrants shall be rounded down to the nearest whole Bridgeport Warrant with no compensation for any fractional interest;

(e)

each of the issued and outstanding Bridgeport Options will be adjusted to reflect the Consolidation contemplated by paragraph (b) above and the distribution of the Bridgeport Warrants contemplated by paragraph (d) above such that upon the exercise of each Bridgeport Option in accordance with its terms the holder shall receive one-quarter of one New Bridgeport Share together with 0.375 of a Bridgeport Warrant (for each New Bridgeport Share issued upon the exercise of such Bridgeport Option) at the current exercise price of such Bridgeport Option, in lieu of the number of Bridgeport securities otherwise issuable upon such exercise;

(f)

each of the issued and outstanding October 2014 Warrants, First December 2012 Warrants, and Second December 2012 Warrants will be adjusted to reflect the Consolidation contemplated by paragraph (b) above and the issuance of the Bridgeport Warrants contemplated by paragraph (d) above such that upon the exercise of each October 2014 Warrant, First December 2012 Warrant and Second December 2012 Warrant, in accordance with their respective terms, the holder shall receive one-quarter of one New Bridgeport Share and together with 0.375 of a Bridgeport Warrant (for each New Bridgeport Share issued upon the exercise of such warrant) at the current exercise price of such warrant, in lieu of the number of Bridgeport securities otherwise issuable upon such exercise;

(g)

each issued and outstanding Third December 2012 Warrants will be adjusted to reflect the Consolidation contemplated by paragraph (b) above and the issuance of the Bridgeport Warrants contemplated by paragraph (d) above such that upon exercise of each such Third December 2012 Warrant, in accordance with its terms, the holder shall receive one-quarter of one New Bridgeport Share and 0.50 of a Second December 2012 Warrant, together with 0.375 of a Bridgeport Warrant (for each New Bridgeport Share issued upon the exercise of such Third December 2012 Warrant), at the current exercise price of such Third December 2012 Warrant in lieu of the number of Bridgeport securities otherwise issuable upon such exercise;

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(h)

in the event that Premier Gold elects to convert any portion of the principal amount outstanding under the Convertible Bridge Loan together with all accrued interest thereon, which election may be made at any one time prior to the Effective Time and shall be effective as at the Effective Time, Premier Royalty shall issue units of Premier Royalty (the “Premier Royalty Units”) to Premier Gold in such amount as is equal to the converted amount of the principal amount outstanding under the Convertible Bridge Loan together with all accrued interest thereon divided by $1.40 (being the Post-Consolidation Deemed Price), all in accordance with the terms of the Convertible Bridge Loan. Each Premier Royalty Unit shall consist of one Premier Royalty Share and 0.375 of a warrant of Premier Royalty (each whole warrant, a “Premier Royalty Gold Warrant”). Each Premier Royalty Gold Warrant shall be exercisable to acquire one Premier Royalty Share at a price of $2.00 for a period of four years from the date of issuance of such warrant subject to the same expiry acceleration provisions as the Bridgeport Warrants;

(i)

Premier Royalty shall issue to Premier Gold (A) 2,800,000 Premier Royalty Gold Warrants, provided that such number of warrants shall be reduced by the number of Premier Royalty Gold Warrants that are issued to Premier Gold in the event that Premier Gold exercises its conversion right as described in paragraph (h) above, if any, and (B) 1,457,500 warrants of Premier Royalty (each a “Class II Premier Royalty Gold Warrant”). Each Class II Premier Royalty Gold Warrant shall be exercisable to acquire one Premier Royalty Share at a price of $2.00 until October 7, 2014, all in accordance with the terms of the Convertible Bridge Loan;

(j)

Premier Royalty shall issue Premier Royalty Shares to Aberdeen in such amount as is equal to the principal amount outstanding under the Aberdeen Convertible Debenture together with all accrued interest thereon as at the Effective Date divided by $1.26 (being the Post-Consolidation Deemed Price less 10%), all in accordance with the terms of the Aberdeen Convertible Debenture;

(k)

Premier Royalty shall issue warrants to Aberdeen (the “Premier Royalty Aberdeen Warrants”) in such amount as is equal to 50% multiplied by the number of Premier Royalty Shares issued to Aberdeen pursuant to paragraph (j) above. Each Premier Royalty Aberdeen Warrant shall be exercisable to acquire one Premier Royalty Share at a price of $1.75 (being the Post-Consolidation Deemed Price multiplied by a factor of 1.25) for a period of two years following the date of issuance of such warrants, all in accordance with the terms of the Aberdeen Royalty Purchase Agreement;

(l)

Premier Royalty shall issue an aggregate of 357,142 Premier Royalty Shares, representing $500,000 divided by $1.40 (being the Post-Consolidation Deemed Price), to the Thunder Creek Royalty Vendors, all in accordance with the terms of the Thunder Creek Agreement;

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(m)

Premier Royalty shall issue Premier Royalty Units to each holder of Convertible Debentures in such amount as is equal to the principal amount outstanding under its Convertible Debentures together with all accrued interest thereon divided by $1.40 (being the Post-Consolidation Deemed Price), all in accordance with the terms of the Convertible Debentures;

(n)	each Premier Royalty Share outstanding shall be deemed to be exchanged by the Premier Royalty Shareholders for one New Bridgeport Share and pursuant to such exchange:

(i)

such Premier Royalty Shareholder shall cease to be a holder of Premier Royalty Shares and the name of such Premier Royalty Shareholder shall be deemed to be removed from the register of holders of Premier Royalty Shares;

(ii) each Premier Royalty Share shall be acquired by Bridgeport free and clear of any Encumbrances; and

(iii)

Bridgeport shall issue and cause to be delivered to each such former Premier Royalty Shareholder certificates representing the New Bridgeport Shares to which such holder is entitled as aforesaid and the name of such Premier Royalty Shareholder shall be added to the register of holders of New Bridgeport Shares showing such holder as the registered holder of New Bridgeport Shares so issued, provided that a holder of Premier Royalty Shares that are evidenced by certificates representing Premier Royalty Shares shall be required to submit a Letter of Transmittal together with its share certificates in accordance with the Plan of Arrangement in order to receive its New Bridgeport Shares;

(o)

in the event the acquisition of Inversiones Mineras Australes Holdings (BVI) Inc. has been completed by Premier Royalty prior to the Effective Date, the Premier Royalty Golden Arrow Warrants, if outstanding immediately prior to the Effective Time, shall remain outstanding and shall be exercisable into New Bridgeport Shares (in lieu of Premier Royalty Shares) in accordance with their terms;

(p)	the Premier Royalty Warrants shall remain outstanding and shall be exercisable into New Bridgeport Shares, (in lieu of Premier Royalty Shares) in accordance with their terms; and

(q)	Bridgeport shall change its name to “Premier Royalty Inc.”, or such other name as is acceptable to Premier Gold and the regulatory authorities.

1.4      Board of Directors and Officers of Bridgeport

            Each of the Parties hereby agrees that upon completion of the Business Combination, the board of directors of Bridgeport shall be increased to eight directors and consist of the following persons and management of Bridgeport shall be comprised of the following persons:

Abraham Drost, MSc, PGeo	President, Chief Executive Officer and Director
Eugene Lee, CA	Chief Financial Officer
Shaun Drake	Corporate Secretary
Ewan Downie	Chairman
Shastri Ramnath, MSc, PGeo, MBA	Director
Hugh Snyder, P.Eng	Director
Steven Filipovic, CA	Director
George Faught, CA	Director
Howard Katz, MBA	Director
Premier Gold Nominee	Director

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          Provided that, other than Shastri Ramnath and Hugh Snyder, Premier Gold shall have the right to have appointed such other director and officer in lieu of the above named directors or officers at or prior to the Effective Time.

ARTICLE 2
DISSENT RIGHTS

2.1      Dissent Rights

            Holders of Bridgeport Shares may exercise Dissent Rights from the Arrangement Resolution pursuant to and in the manner set forth under section 185 of the OBCA, provided that notwithstanding subsection 185(6) of the OBCA, the written objection to the Arrangement Resolution must be sent to Bridgeport by holders who wish to dissent and received by Bridgeport not later than 5:00 p.m. (Toronto Time) on the date that is two Business Days immediately prior to the Bridgeport Meeting or any date to which the Bridgeport Meeting may be postponed or adjourned and provided further that holders who exercise such Dissent Rights and who:

(i)

are ultimately entitled to be paid fair value for their Bridgeport Shares, which fair value shall be the fair value of such shares as at the close of business on the day prior to the Bridgeport Meeting and shall be paid an amount equal to such fair value by Bridgeport; and

(ii)

are ultimately not entitled, for any reason, to be paid fair value for their Bridgeport Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Bridgeport Shares, but in no case shall Bridgeport or any other person be required to recognize holders of Bridgeport Shares who exercise Dissent Rights as holders of Bridgeport Shares after the time that is immediately prior to the Effective Time, and the names of such holders of Bridgeport Shares who exercise Dissent Rights shall be deleted from the central securities register as holders of Bridgeport Shares at the Effective Time.

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ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF PREMIER GOLD AND PREMIER ROYALTY

            Premier Gold and Premier Royalty jointly and severally represent and warrant to and in favour of Bridgeport and acknowledge that Bridgeport is relying on such representations and warranties in entering into this Agreement and completing the transactions contemplated herein:

3.1	Organization and Good Standing

(a)

Each of Premier Gold, Premier Royalty and the Premier Subsidiaries is a corporation duly organized, validly existing, and in good standing under the Laws of its jurisdiction of incorporation, is qualified to transact business and is in good standing as a foreign corporation in the jurisdictions where it is required to qualify in order to conduct its business as presently conducted, except where the failure to be so qualified would not have a Material Adverse Effect on Premier Gold, Premier Royalty or the Premier Subsidiaries and each of Premier Gold, Premier Royalty and Premier Subsidiaries is, under the Laws of its jurisdiction of incorporation, legally entitled to hold the Royalties (and upon acquisition thereof, the Gualcamayo Royalty) and will remain so entitled at the Effective Time.

(b)

Each of Premier Gold, Premier Royalty and the Premier Subsidiaries has the corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted.

3.2	Royalties

(a)

Schedule C hereto sets forth all of the Royalties and the holder thereof that are owned directly or indirectly by Premier Gold or Premier Royalty or in which Premier Gold or Premier Royalty has an interest. The Golden Arrow Share Purchase Agreement is the only binding Contract of Premier Gold or Premier Royalty pursuant to which Premier Royalty has agreed to acquire any additional royalties.

(b)

As at the date hereof, Premier Gold, Premier Royalty or the Premier Royalty Subsidiaries, as the case may be, is the legal and beneficial owner of, and has good and marketable title to, the Royalties free and clear of all Encumbrances other than the Encumbrances disclosed in Schedule C. Prior to the Effective Date, all of the Royalties not owned by Premier Royalty or its subsidiaries as at the date hereof will be transferred to Premier Royalty or its subsidiaries such that at the Effective Time, Premier Royalty or its subsidiaries will be the beneficial holder of and have good and marketable title to, the Royalties free and clear of all Encumbrances.

(c)

As at the date hereof, Premier Gold, Premier Royalty or the Premier Royalty Subsidiaries, as the case may be, has the exclusive right to own the Royalties subject to any Encumbrances and buy-back rights and right of first refusal provisions set forth in Schedule C. Prior to the Effective Date, all of the Royalties not owned by Premier Royalty or its subsidiaries as at the date hereof will be transferred to Premier Royalty or its subsidiaries such that at the Effective Time, Premier Royalty or its subsidiaries will have the exclusive right to own the Royalties.

(d)

Subject to the Encumbrances and buy-back rights and right of first refusal provisions listed in Schedule C, there is no agreement, contract, option, commitment or other right in favour of, or held by, any Person other than Bridgeport to acquire the Royalties or any portion thereof and upon completion of acquisition of the Gualcamayo Royalty, such royalty or any portion thereof.

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(e)

None of the Royalties, the Gualcamayo Royalty, the Royalty Agreements or the Golden Arrow Share Purchase Agreement prohibit or restrict Premier Royalty from entering into and completing the Business Combination.

(f)	There is no appropriation, expropriation or seizure of the Royalties that is pending or, to the best of Premier Gold and Premier Royalty’s knowledge, has been threatened.

(g)

Neither Premier Gold nor Premier Royalty is aware of any breach or default of any term of the Royalty Agreements or the Golden Arrow Share Purchase Agreement by any party thereto. Each of the Royalty Agreements and the Golden Arrow Share Purchase Agreement are in good standing and in full force and effect, enforceable against Premier Gold, Premier Royalty or the Premier Royalty Subsidiaries (and to the best knowledge of Premier Gold, the other parties thereto) in accordance with their terms, and neither Premier Gold nor Premier Royalty has received any notice of any default, breach or termination of the Royalty Agreements or the Golden Arrow Share Purchase Agreement or of any fact or circumstance which will, or is likely, to result in such a default, breach or termination thereof.

(h)	Each of the Royalties and Royalty Agreements set out in Schedule “F” has been registered or recorded on title against the assets or properties to which it relates.

(i)

Neither Premier Gold nor Premier Royalty has any information or knowledge of any fact relating to the Royalties, the Gualcamayo Royalty, the Royalty Agreements, the Golden Arrow Share Purchase Agreement, or the Arrangement which might reasonably be expected to materially and adversely affect the Royalties or the Gualcamayo Royalty.

(j)	Neither Premier Gold nor Premier Royalty has any knowledge that:

(i)

any Operator does not hold all requisite licenses, registrations, qualifications, permits and consents necessary or appropriate for carrying on its respective business as currently carried on with respect to the Properties and that such licenses, registrations, qualifications, permits and consents are invalid and are not subsisting and in good standing in accordance with applicable laws; and

(ii)

any Operator has received any notice of proceedings relating to the revocation or adverse modification of any material mining license, registration, qualification or permit, or that any Operator has received notice of the revocation or cancellation of, or any intention to revoke or cancel, any mining rights, exploration or prospecting rights, concessions or licenses with respect to the Properties.

3.3	Subsidiaries

	(a)	Each of Premier Gold and Premier Royalty has no direct or indirect subsidiaries that own or hold the Royalties other than the Premier Subsidiaries, as set forth below.

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Subsidiary	Corporate Jurisdiction	Approximate Percentage Ownership
Premier Royalty Corporation	Ontario	100% (Premier Gold)
Premier Gold Mines U.S.A. Inc.	Delaware	100% (Premier Gold)
Premier Royalty U.S.A. Inc.	Delaware	100% (Premier Royalty)

Premier Gold or Premier Royalty, as the case may be, owns the percentage of the issued and outstanding shares of such subsidiaries as set forth above, all of which shares are issued as fully paid and non-assessable shares, free and clear of all Encumbrances and, no person, firm or corporation has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement, for the purchase from Premier Gold or Premier Royalty, as the case may be, of any interest in any of the shares in the capital of any of the Premier Subsidiaries.

3.4	Consents, Authorizations, and Binding Effect

(a)

Each of Premier Gold and Premier Royalty may execute, deliver and perform this Agreement without the necessity of obtaining any consent, approval, authorization or waiver, or giving any notice or otherwise, except:

		(i)	consents, approvals, authorizations and waivers which have been obtained and are unconditional, and in full force and effect, and notices which have been given on a timely basis; or

(ii)

those which, if not obtained or made, would not prevent or delay the consummation of the Business Combination or otherwise prevent Premier Gold or Premier Royalty from performing its respective obligations under this Agreement and would not be reasonably likely to have a Material Adverse Effect on Premier Royalty; or

		(iii)	those consents disclosed in Schedule “C”.

(b)

Each of Premier Gold and Premier Royalty has full corporate power and authority to execute and deliver this Agreement and to perform its respective obligations hereunder and to complete the Business Combination.

	(c)	The board of directors of each of Premier Gold and Premier Royalty has unanimously approved the Business Combination and the execution, delivery and performance of this Agreement.

(d)

This Agreement has been duly executed and delivered by each of Premier Gold and Premier Royalty and constitutes a legal, valid, and binding obligation of each of Premier Gold and Premier Royalty, enforceable against each such party in accordance with its terms, except:

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(i)	as may be limited by bankruptcy, reorganization, insolvency and similar Laws of general application relating to or affecting the enforcement of creditors’ rights or the relief of debtors; and

(ii)

that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defences and to the discretion of the court before which any proceeding therefor may be brought.

(e)	The execution, delivery, and performance of this Agreement, other than as set out herein, will not:

	(i)	constitute a violation of the Articles of Incorporation or By-laws, each as amended, of either Premier Gold or Premier Royalty;

(ii)

conflict with, result in the breach of or constitute a default or give to others a right of termination, cancellation, creation or acceleration of any obligation under or the loss of any material benefit under or the creation of any benefit or right of any third party under any Contract or permit to which Premier Gold or Premier Royalty is a party, including the Royalty Agreements, or as to which any of their respective property or assets are subject which would have a Material Adverse Effect on Premier Royalty;

(iii)

constitute a violation of any Law applicable or relating to Premier Gold or Premier Royalty or their respective business except for such violations which would not have a Material Adverse Effect on Premier Royalty; or

(iv)

result in the creation of any lien upon any of the assets of Premier Gold or Premier Royalty, including their interest in the Royalties other than such liens as would not have a Material Adverse Effect on Premier Royalty.

(f)

Other than pursuant to this Agreement, neither Premier Gold nor Premier Royalty nor any Affiliate or Associate of Premier Gold or Premier Royalty nor any director or officer of Premier Gold or Premier Royalty, other than Shaun Drake, the Corporate Secretary of Premier Gold, beneficially owns or has the right to acquire a beneficial interest in any Bridgeport Shares.

3.5      Insurance

            The business of the Premier Royalty is insured against loss or damage with coverage of types and in amounts consistent with the types and amounts of insurance maintained by corporations and other entities of a size and carrying on business of a type carried on by Premier Royalty and covers all risks prudently and reasonably foreseeable in the question of its business. All such policies shall remain in full force and effect and shall not be cancelled or otherwise terminated prior to the Effective Time as a result of the transactions contemplated hereby.

3.6      Litigation and Compliance

(a)	There are no actions, suits, claims or proceedings, whether in equity or at law or, any Governmental investigations pending or threatened:

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(i)

against or affecting the Royalties or Premier Royalty or with respect to or affecting any asset or property owned, leased or used by Premier Royalty, including Premier Royalty’s interest in the Royalties; or

(ii)	which question or challenge the validity of this Agreement, or the Business Combination or any action taken or to be taken pursuant to this Agreement, or the Business Combination;

nor is Premier Gold or Premier Royalty aware of any basis for any such action, suit, claim, proceeding or investigation.

(b)

Premier Royalty has conducted and is conducting its business in compliance with, and is not in default or violation under, and has not received notice asserting the existence of any default or violation under, any Law applicable to its business or operations, except for non-compliance, defaults and violations which would not, in the aggregate, have a Material Adverse Effect on Premier Royalty.

(c)

Neither Premier Royalty, the Royalties, nor any assets of Premier Royalty are subject to any judgment, order or decree entered in any lawsuit or proceeding which has had, or which is reasonably likely to have, a Material Adverse Effect on Premier Royalty or which is reasonably likely to prevent Premier Gold or Premier Royalty from performing their respective obligations under this Agreement.

(d)

Premier Royalty has duly filed or made all reports and returns required to be filed by it with any Government and has obtained all permits, licenses, consents, approvals, certificates, registrations and authorizations (whether Governmental, regulatory or otherwise) which are required in connection with its business and operations, except where the failure to do so has not had and will not have a Material Adverse Effect on Premier Royalty.

3.7	Financial Statements and Financial Records

(a)

The financial statements (including, in each case, any notes thereto and related management discussion and analysis) of Premier Royalty and the carve out financial statements of certain of the Royalties and the Gualcamayo Royalty to be included in the Circular will be prepared in accordance with GAAP as required, applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and will fairly present the assets, liabilities and financial condition of Premier Royalty or such Royalties and the Gualcamayo Royalty, as applicable, as of the respective dates thereof and the earnings, results of operations and changes in financial position of Premier Royalty or such Royalties and the Gualcamayo Royalty, as applicable, for the periods then ended. Premier Royalty has not since December 31, 2011, made any change in the accounting practices or policies applied in the preparation of its financial statements.

(b)

Other than the Convertible Bridge Loan, the Convertible Debentures issued in connection with the Financing, the employment agreement to be entered into between Premier Royalty and Abraham Drost and the employment agreement to be entered into between Premier Royalty and Eugene Lee (collectively the “Premier Royalty Employment Agreements”), there are no contracts between Premier Royalty, on the one hand, and: (i) any officer or director of Premier Royalty; (ii) any holder of 5% or more of the equity securities of Premier Royalty; or (iii) an Associate or Affiliate of a person in (i) or (ii), on the other hand.

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(c)

The Books and Records provided to Bridgeport and its advisors in connection with their due diligence investigations are all of the Books and Records relating to the Royalties and to Premier Royalty, and fairly and correctly set out and disclose, in all material respects, all material financial transactions of Premier Royalty or otherwise relating to the Royalties all of which are under the exclusive ownership and direct control of Premier Gold or its subsidiaries (including all means of access thereto and therefrom) and such person has original or true copies of all such Books and Records in its possession.

3.8	Taxes

(a)

Premier Royalty has timely filed, or has caused to be timely filed on its behalf, all Tax Returns required to be filed by it, all such Tax Returns are complete and accurate in all material respects, for all periods through December 31, 2011. All Taxes shown to be due on such Tax Returns, or otherwise owed, have been timely paid, other than those which are being contested in good faith and in respect of which adequate reserves have been provided in the most recently published financial statements of Premier Gold or Premier Royalty. Premier Royalty’s most recent audited financial statements will reflect a reserve in accordance with GAAP for all Taxes payable by Premier Royalty for all taxable periods and portions thereof through the date of such financial statements. No deficiency with respect to any Taxes has been proposed, asserted or assessed in writing against Premier Royalty, there are no actions, suits, proceedings, investigations or claims pending or threatened against Premier Royalty in respect of Taxes or any matters under discussion with any Government relating to Taxes, in each case which are likely to have a Material Adverse Effect on Premier Royalty, and no waivers or written requests for waivers of the time to assess any such Taxes are outstanding or pending. Premier Royalty has withheld from each payment made to any of its past or present employees, officers or directors, and to any non-resident of Canada, the amount of all Taxes required to be withheld therefrom and has paid the same to the proper tax or receiving officers within the time required under applicable legislation. Premier Royalty has remitted to the appropriate tax authorities all amounts collected by it in respect of federal goods and services tax and provincial or harmonized sales taxes. There are no liens for Taxes upon any assets of Premier Royalty except liens for taxes not yet due.

3.9	Tax Matters

            Premier Gold represents and warrants that none of the Premier Royalty Shares that will be acquired by Bridgeport at the Effective Time and pursuant to this Agreement, including those acquired from any current non-resident holders of Convertible Debentures, will be “taxable Canadian property” for the purposes of the ITA.

3.10    Pension and Other Employee Plans and Agreements

             Premier Royalty does not maintain or contribute to any Employee Plan.

3.11    Labour Relations

(a)	No employees of Premier Royalty are covered by any collective bargaining agreement.

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(b)	(i)

There are no representation questions, arbitration proceedings, labour strikes, slow-downs or stoppages, material grievances, or other labour troubles pending or, to the knowledge of Premier Royalty, threatened with respect to the employees of Premier Royalty; and

(ii)

To the best of Premier Gold and Premier Royalty’s knowledge, there are no present or pending applications for certification (or the equivalent procedure under any applicable Law) of any union as the bargaining agent for any employees of Premier Royalty.

3.12	Contracts, Etc.

(a)

Other than the Convertible Debentures, the Convertible Bridge Loan, the Golden Arrow Share Purchase Agreement, the Premier Royalty Employment Agreements and except as disclosed in Schedule F, and except for contracts, agreements, leases and commitments entered into in the ordinary course of business as of the date hereof, Premier Royalty is not a party to or bound by any Contract:

		(i)	relating to capital expenditures or improvements in excess of $50,000 in the aggregate;

		(ii)	by which title to any assets, rights or properties is retained by a third party as security for an obligation;

		(iii)	which will be at the Effective Date secured by a lien upon any assets, rights or properties as security for an obligation;

		(iv)	relating to the employment of any employees or the rights of employees on severance or termination;

(v)

relating to management, consulting or any other similar type of Contract which involves an amount exceeding $50,000 per annum, excluding those which may be terminated without penalty on three months’ notice or less;

(vi)

which contemplates payment on or as a result of a change of control of Premier Royalty (whether on termination of such agreement, on occurrence of any other event or circumstance, or after notice or lapse of time or otherwise), other than consulting agreements entered into in the ordinary course, provided that the Business Combination will not trigger any such change of control payments;

		(vii)	with any director or officer, former director or officer, shareholder or any person not dealing at arm’s length with Premier Royalty;

		(viii)	with a bank or other financial institution relating to borrowed money;

		(ix)	relating to the existence or creation or purchase or sale of any bonds, debentures, notes or long-term debts;

(x)

relating to outstanding letters of credit or constituting an agreement of guarantee or indemnification of the obligations or liabilities (contingent or otherwise) of any other person or relating to commitments to purchase the assets of any other person or to guarantee the price thereof;

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(xi)	relating to the acquisition or disposition of any shares or securities of any entity;

(xii)	relating to the acquisition or disposition or lease of any business operations or real property;

(xiii)	limiting or restraining Premier Royalty from engaging in any activities or competing with any person;

(xiv)	which involves the use of a derivative, including any forward contracts or options; or

(xv)	relating to the existence or creation of any bona fide offer of an opportunity (including a joint venture opportunity) to any person.

(b)

Premier Royalty and, to the knowledge of Premier Gold and Premier Royalty, each of the other parties thereto, is in material compliance with all covenants under each Contract, including the Golden Arrow Share Purchase Agreement, and no default has occurred which, with notice or lapse of time or both would directly or indirectly constitute such a default under any Contract, including the Golden Arrow Share Purchase Agreement, except for such non-compliance or default as has not had and will not have a Material Adverse Effect on Premier Royalty.

3.13    Absence of Certain Changes, Etc.

            Except as contemplated by the Business Combination, this Agreement, the Golden Arrow Share Purchase Agreement, the Aberdeen Royalty Purchase Agreement, the Thunder Creek Agreement and the Premier Royalty Employment Agreements, since December 31, 2011:

(a)	there has been no Material Adverse Change to Premier Royalty;

(b)	Premier Royalty has not:

	(i)	sold, transferred, distributed or otherwise disposed of or acquired a material amount of its assets, or agreed to do any of the foregoing, except in the ordinary course of business;

	(ii)	incurred any liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is likely to have a Material Adverse Effect on Premier Royalty;

	(iii)	made or agreed to make any material expenditure or commitment for additional assets in excess of $50,000;

(iv)

made or agreed to make any material increase in the compensation payable to any employee or director except for increases made in the ordinary course of business and consistent with presently existing policies or agreements or past practice;

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(v)	conducted its operations other than in all material respects in the normal course of business;

(vi)

entered into any material transaction or material Contract, or amended or terminated any material transaction or material Contract, except transactions or Contracts entered into in the ordinary course of business; or

(vii)	agreed or committed to do any of the foregoing; and

(c)	there has not been any declaration, setting aside or payment of any dividend or other distribution with respect to Premier Royalty’s share capital.

3.14	Capitalization

	(a)	At the date hereof the authorized capital of Premier Royalty consists of an unlimited number of Premier Royalty Shares, of which 100 Premier Royalty Shares are issued and outstanding.

	(b)	Except as described in Section 1.3 and the Premier Royalty Employment Agreements, there are no authorized, outstanding or existing:

		(i)	voting trusts or other agreements or understandings with respect to the voting of any Premier Royalty Shares;

		(ii)	securities issued by Premier Royalty that are convertible into or exchangeable for Premier Royalty Shares;

(iii)

agreements, options, warrants or other rights capable of becoming agreements, options or warrants to purchase or subscribe for any Premier Royalty Shares or securities convertible into or exchangeable for any Premier Royalty Shares;

(iv)

agreements of any kind to which Premier Royalty is party relating to the issuance of any Premier Royalty Shares, any securities convertible, exchangeable or exercisable for Premier Royalty Shares, or requiring Premier Royalty to qualify any of its securities for distribution by prospectus under Canadian Securities Laws; or

		(v)	agreements of any kind which may obligate Premier Royalty to issue or purchase any of its securities.

3.15	Premier Royalty Shares

(a)

As at the date hereof, Premier Gold is the sole registered and beneficial holder of all of the issued and outstanding Premier Royalty Shares free and clear of all Encumbrances, whatsoever and, no Person has any agreement, option, right or privilege (whether pre- emptive or contractual) capable of becoming an agreement, for the purchase from Premier Gold of any interest in any of the Premier Royalty Shares.

	(b)	All outstanding Premier Royalty Shares have been duly authorized and are validly issued, fully paid and non-assessable.

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3.16    Environmental Matters

            Premier Royalty is in compliance, in all material respects, with all applicable Environmental Laws and has not materially violated any then current environmental laws as applied at that time. Premier Royalty is not the subject of: (i) any proceeding, application, order or directive which relates to any environmental, health or safety matter; or (ii) any demand or notice with respect to any Environmental Laws. There is no material environmental liability nor factors likely to give rise to any material environmental liability (i) affecting any of the material property or assets of Premier Royalty; or (ii) retained in any manner by Premier Royalty in connection with property or assets disposed of by Premier Royalty.

3.17    Indebtedness

            Other than the Convertible Bridge Loan, the Aberdeen Convertible Debenture, and the Convertible Debentures, no indebtedness for borrowed money is owing or guaranteed by Premier Royalty.

3.18    Undisclosed Liabilities

          There are no material liabilities of Premier Royalty of any kind whatsoever, whether or not accrued and whether or not determined or determinable, in respect of which Premier Royalty may become liable on or after the consummation of the transactions contemplated hereby other than:

(a)	liabilities disclosed on or reflected or provided for in Section 3.17; and

(b)

liabilities incurred in the ordinary and usual course of business of Premier Royalty and attributable to the period since December 31, 2011 or incurred in connection with the Business Combination, none of which has had or may reasonably be expected to have a Material Adverse Effect on Premier Royalty.

3.19    Due Diligence Investigations

            Premier Gold and Premier Royalty have made available to Bridgeport all material information, including financial and operational information, in respect of Premier Gold (in so far as it relates to the Royalties), Premier Royalty and the Premier Subsidiaries and their respective businesses and all information relating to the business, assets, liabilities, properties, capitalization or financial condition thereof provided by Premier Gold, Premier Royalty or any of their Advisors is true, accurate and complete in all material respects, other than forward-looking information which was based on the reasonable assumptions of management of Premier Gold and Premier Royalty, as the case may be.

3.20	U.S. Matters

	(a)	Premier Royalty is not incorporated in the United States, is not organized under the laws of the United States and does not have its principal offices within the United States.

(b)

Premier Royalty, including all entities “controlled by” Premier Royalty for purposes of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, does not, and prior to completion of the Business Combination will not, hold assets located in the United States with a fair market value in excess of U.S.$68.2 million in the aggregate. During the 12-month period ended December 31, 2011, (i) Premier Royalty and its subsidiaries did not make sales in or into the United States in excess of U.S.$68.2 million in the aggregate, and (ii) the assets that Premier Royalty and its subsidiaries hold as of immediately prior to completion of the Business Combination did not generate sales in or into the United States in excess of U.S.$68.2 million in the aggregate.

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(c)

No class of securities of Premier Royalty is registered or required to be registered pursuant to Section 12 of the U.S. Exchange Act, and Premier Royalty has not had, and does not have, any reporting obligations under Section 13(a) of Section 15(d) of the U.S. Exchange Act.

(d)

Premier Gold will not distribute the New Bridgeport Shares to be issued to it pursuant to the Business Combination to its shareholders, and will not sell or otherwise dispose of the New Bridgeport Shares to be issued to it pursuant to the Business Combination, except in compliance with, and in a manner that does not require registration under, applicable U.S. federal and state securities laws.

(e)

Premier Gold is not registered, and is not required to be registered, as an “investment company” under the United States Investment Company Act of 1940, as amended. The acquisition of the New Bridgeport Shares pursuant to the Business Combination will not result in Premier Gold being an “investment company” under the United States Investment Company Act of 1940, as amended.

(f)	As of the date hereof, Premier Royalty is a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act.

(g)	Premier Royalty is not registered, and is not required to be registered, as an “investment company” under the United States Investment Company Act of 1940, as amended.

(h)

The Convertible Debentures were issued in compliance with the exemption from the registration requirements of the U.S. Securities Act provided by Section 4(2) thereof and Rule 506 of Regulation D thereunder and in compliance with all applicable state securities laws, or the exclusion from the registration requirements of the U.S. Securities Act provided by Rule 903 of Regulation S thereunder.

(i)

Premier Royalty will not pay or give, directly or indirectly, any commission or other remuneration for soliciting (A) the issuance of the Premier Royalty Shares, Premier Royalty Gold Warrants and Class II Premier Royalty Gold Warrants pursuant to the terms of the Convertible Bridge Loan, (B) the issuance of the Premier Royalty Shares pursuant to the terms of the Aberdeen Convertible Debenture, or (C) the issuance of the Premier Royalty Shares and Premier Royalty Gold Warrants pursuant to the terms of the Convertible Debentures.

(j)

The Premier Royalty Shares to be issued to the Thunder Creek Royalty Vendors pursuant to the Thunder Creek Agreement, and the Premier Royalty Aberdeen Warrants to be issued to Aberdeen pursuant to the Aberdeen Royalty Purchase Agreement, will be issued in compliance with the exclusion from the registration requirements of the U.S. Securities Act provided by Rule 903 of Regulation S thereunder.

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3.21    Competition Act

            Neither Premier Royalty’s assets in Canada nor its gross revenues from sales in or from Canada generated from those assets in Canada, exceed CDN$77 million, as determined in accordance with the Notifiable Transaction Regulations under the Competition Act (Canada).

3.22    Investment Canada

            Premier Gold is not a “non-Canadian” within the meaning of the Investment Canada Act (Canada).

3.23    Brokers

            Other than for CIBC World Markets Inc., neither Premier Royalty nor its Associates, Affiliates or Advisors have retained any broker or finder in connection with the transactions contemplated by this Agreement including the Business Combination and the Financing, nor have any of the foregoing incurred any liability to any broker or finder by reason of any such transaction.

3.24    Residency

            Premier Royalty is a “taxable Canadian corporation” and a resident of Canada for the purposes of the ITA.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF BRIDGEPORT

            Bridgeport hereby represents and warrants to Premier Gold and Premier Royalty as follows and acknowledges that Premier Gold and Premier Royalty are relying on such representations and warranties in entering into this Agreement and completing the transactions contemplated herein:

4.1	Organization and Good Standing

(a)

Each Bridgeport Group Member is a corporation duly organized, validly existing, and in good standing under the Laws of the jurisdiction of its incorporation and is qualified to transact business and is in good standing as a foreign corporation in the jurisdictions where it is required to qualify in order to conduct its business as presently conducted, except where the failure to be so qualified would not have a Material Adverse Effect on the Bridgeport Group, as a whole.

	(b)	Each Bridgeport Group Member has the corporate power and authority to own, lease, or operate its properties and to carry on its business as now conducted.

4.2	Business

	(a)	As at July 1, 2012, the Bridgeport Group’s assets consisted of cash and equivalents of $17 million, the Nevada properties and prepaid expenses.

(b)

Other than as disclosed in writing to Premier Gold, and except to the extent necessary to comply with applicable Laws, no Bridgeport Group Member is a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits its freedom to compete in any line of business, or to transfer or move any of its assets or operations or which would materially impact its business practices, operations or condition or which would prohibit or restrict it from entering into and completing the Business Combination.

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(c)	The Nevada Properties are the only material properties of the Bridgeport Group.

(d)

Bridgeport Group Member is the absolute legal and beneficial owner of the Nevada Properties and holds either freehold title, leases, concessions, claims, options or participating interests or other conventional property or proprietary interests or rights, recognized in the jurisdiction in which the Nevada Properties are located (collectively, “Property Rights”), in respect of the mineral rights located in the Nevada Properties as disclosed in the technical reports relating thereto and Bridgeport’s 20-F for the year ended April 30, 2012, and in which a Bridgeport Group Member has an interest under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Bridgeport Group to explore for mineral deposits relating thereto and the Bridgeport Group holds its interest in the Nevada Properties free and clear of any Encumbrances and no obligation is payable to any person in excess of an aggregate of $400,000 per year in order to maintain the Nevada Properties in their current state, and no material commission, royalty, licence fee or similar payment to any person or persons (individually or in the aggregate) with respect to the Nevada Properties is payable except as disclosed in the technical reports relating thereto and Bridgeport’s 20-F for the year ended April 30, 2012.

(e)

All Property Rights in which the Bridgeport Group holds an interest or right have been validly registered and recorded in accordance in all material respects with all applicable Laws and are valid and subsisting; the Bridgeport Group has all necessary surface rights, access rights and other necessary rights and interests relating to the Nevada Properties granting the Bridgeport Group the right and ability to explore for mineral deposits as are appropriate in view of the rights and interests therein of the Bridgeport Group and the operations of the Bridgeport Group as are currently being conducted, with only such exceptions as do not unreasonably interfere with the use made by the Bridgeport Group of the rights or interest so held; and each of the Property Rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in the name of a Bridgeport Group Member except where the failure to be in good standing would not have a Material Adverse Effect on the Bridgeport Group.

(f)

The Nevada Properties and Property Rights of the Bridgeport Group constitute an accurate description of the Nevada Properties and all material Property Rights held by the Bridgeport Group, and no other property or assets are necessary for the conduct of the business of the Bridgeport Group as currently conducted, Bridgeport does not know of any claim or the basis for any claim that could reasonably be expected to materially and adversely affect the right of a Bridgeport Group Member to use, transfer or otherwise explore for mineral deposits on the Nevada Properties.

(g)

All exploration activities on the properties of the Bridgeport Group have been conducted in all material respects in accordance with good exploration practices and all applicable workers’ compensation and health and safety and workplace laws, regulations and policies have been complied with in all material respects.

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4.3	Consents, Authorizations, and Binding Effect

(a)

Bridgeport may execute, deliver, and perform this Agreement and consummate the Arrangement without the necessity of obtaining any consent, approval, authorization or waiver, or giving any notice or otherwise, except:

(i)

the approval of the Arrangement Resolution by at least 66 2/3% of the votes cast on the Arrangement Resolution by Bridgeport Shareholders and Existing Bridgeport Warrantholders present in person or represented by proxy at the Bridgeport Meeting, voting as a single class;

		(ii)	the approval of the Court;

		(iii)	the approval of the TSX;

		(iv)	consents, approvals, authorizations and waivers, which have been obtained, and are unconditional and in full force and effect and notices which have been given on a timely basis;

		(v)	the filing of Articles of Arrangement with the Director under the OBCA; or

(vi)

those which, if not obtained or made, would not prevent or delay the consummation of the Arrangement or otherwise prevent Bridgeport from performing its obligations under this Agreement and would not be reasonably likely to have a Material Adverse Effect on the Bridgeport Group.

(b)

Bridgeport has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to complete the Arrangement, subject to the approval of the Arrangement Resolution by Bridgeport Shareholders and Existing Bridgeport Warrantholders at the Bridgeport Meeting.

(c)

The board of directors of Bridgeport have unanimously: (i) approved the Business Combination and the execution, delivery and performance of this Agreement; and (ii) directed that the Arrangement Resolution and the Share Incentive Plan Resolution be submitted to the Bridgeport Shareholders and Existing Bridgeport Warrantholders, as applicable, at the Bridgeport Meeting, and unanimously recommended approval thereof.

	(d)	This Agreement has been duly executed and delivered by Bridgeport and constitutes a legal, valid, and binding obligation of Bridgeport enforceable against it in accordance with its terms, except:

		(i)	as may be limited by bankruptcy, reorganization, insolvency and similar Laws of general application relating to or affecting the enforcement of creditors’ rights or the relief of debtors; and

(ii)

that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defences and to the discretion of the court before which any proceeding therefor may be brought.

	(e)	The execution, delivery, and performance of this Agreement including the completion of the Business Combination will not:

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(i)	constitute a violation of the Articles of Incorporation or By-Laws, each as amended, of Bridgeport;

(ii)

conflict with, result in the breach of or constitute a default or give to others a right of termination, cancellation, creation or acceleration of any obligation under, or the loss of any material benefit under or the creation of any benefit or right of any third party under any Contract or permit to which any Bridgeport Group Member is a party or as to which any of its property or assets are subject which would in any such case have a Material Adverse Effect on the Bridgeport Group;

(iii)

constitute a violation of any Law applicable or relating to any Bridgeport Group Member or their respective businesses except for such violations which would not have a Material Adverse Effect on any Bridgeport Group Member; or

(iv)	result in the creation of any lien upon any of the assets of any Bridgeport Group Member, other than such liens as would not have a Material Adverse Effect on the Bridgeport Group.

(f)

Other than pursuant to this Agreement, no Bridgeport Group Member or any Affiliate or Associate of any Bridgeport Group Member beneficially owns or has the right to acquire a beneficial interest in any Premier Royalty Shares.

4.4      Insurance

            The Bridgeport Group Members have their respective businesses and properties insured against loss or damage with coverage of types and in amounts consistent with the types and amounts of insurance maintained by corporations and other entities of a size and carrying on business of a type carried on by Bridgeport and cover all risks prudently and reasonably foreseeable in the question of its business. All such policies shall remain in full force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated hereby.

4.5	Litigation and Compliance

	(a)	There are no actions, suits, claims or proceedings, whether in equity or at law, or any Governmental investigations pending or threatened:

		(i)	against or affecting any Bridgeport Group Member or with respect to or affecting any asset or property owned, leased or used by any Bridgeport Group Member; or

		(ii)	which question or challenge the validity of this Agreement or the Business Combination or any action taken or to be taken pursuant to this Agreement or the Business Combination;

nor is Bridgeport aware of any basis for any such action, suit, claim, proceeding or investigation.

(b)

Each Bridgeport Group Member has conducted and is conducting its business in compliance with, and is not in default or violation under, and has not received notice asserting the existence of any default or violation under, any Law applicable to the businesses, assets or operations of the Bridgeport Group, except for non-compliance, defaults, and violations which would not, in the aggregate, have a Material Adverse Effect on the Bridgeport Group.

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(c)

No Bridgeport Group Member, and no asset of any Bridgeport Group Member, is subject to any judgment, order or decree entered in any lawsuit or proceeding which has had, or which is reasonably likely to have, a Material Adverse Effect on the Bridgeport Group or which is reasonably likely to prevent Bridgeport from performing its obligations under this Agreement.

(d)

Each Bridgeport Group Member has duly filed or made all reports and returns required to be filed by it with any Government and has obtained all permits, licenses, consents, approvals, certificates, registrations and authorizations (whether Governmental, regulatory or otherwise) which are required in connection with the business and operations of the Bridgeport Group, except where the failure to do so has not had and will not have a Material Adverse Effect on the Bridgeport Group.

4.6	Public Filings; Financial Statements

(a)

Bridgeport has filed all documents required pursuant to Canadian Securities Laws and has filed with or furnished to, as applicable, the SEC all registration statements, reports and other documents (including exhibits and all other information incorporated by reference) required to be filed or furnished by it with the SEC (collectively the “Bridgeport Securities Documents”). As of their respective dates (other than the annual report on Form 20-F for the year ended April 30, 2012, which representation is made as of the date of the amendment to such Form 20-F), the Bridgeport Securities Documents complied in all material respects with the then applicable requirements of the Canadian Securities Laws and the U.S. Exchange Act, as applicable, and, at the respective times they were filed, none of the Bridgeport Securities Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make any statement therein, in light of the circumstances under which it was made, not misleading. Bridgeport has not filed any confidential material change reports which have not at the date hereof become public knowledge.

(b)

The consolidated financial statements (including, in each case, any notes thereto) of Bridgeport included in the Bridgeport Securities Documents were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly presented the consolidated assets, liabilities and financial condition of Bridgeport and its consolidated subsidiaries as of the respective dates thereof and the consolidated earnings, results of operations and changes in financial position of Bridgeport and its consolidated subsidiaries for the periods then ended (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal year-end audit adjustments and to any other adjustments described therein). Except as disclosed in the Bridgeport Securities Documents, Bridgeport has not, since April 30, 2011, made any change in the accounting practices or policies applied in the preparation of its financial statements.

(c)

Bridgeport is a “reporting issuer” (or its equivalent) under Canadian Securities Laws of each of the Provinces of Canada other than Quebec. Bridgeport is not currently in default in any material respect of any requirement of Canadian Securities Laws and Bridgeport is not included on a list of defaulting reporting issuers maintained by any of the securities commissions or similar regulatory authorities in each of such Provinces. No delisting, suspension of trading or cease trading order with respect to the Bridgeport Shares is pending or, to the knowledge of Bridgeport, threatened. To the knowledge of Bridgeport, no inquiry, review or investigation (formal or informal) of any securities regulatory authority under applicable securities Laws or the TSX is in effect or ongoing or expected to be implemented or undertaken. The Bridgeport Shares are registered pursuant to Section 12(g) of the U.S. Exchange Act and Bridgeport is subject to the reporting requirements of Section 13(a) of the U.S. Exchange Act.

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(d)

The outstanding Bridgeport Shares, October 2014 Warrants and the Second December 2012 Warrants are listed on the TSX under the trading symbol “BPV”, “BPV.WT” and “BPV.WT.A”, respectively. Bridgeport is in material compliance with the listing requirements of the TSX, provided that any such non-compliance would not have a Material Adverse Effect on Bridgeport and provided further that nothing herein shall be construed as representation by Bridgeport that it will meet the listing requirements of the TSX on the Effective Date or the effect on the listing if the listing requirements are not met in connection with the Business Combination.

(e)

There has not been any reportable event (within the meaning of National Instrument 51- 102 of the Canadian Securities Administrators) since April 30, 2011 with the present or former auditors of the Bridgeport Group.

(f)

Outside of the ordinary course of business, there are no contracts with Bridgeport, on the one hand, and: (i) any officer or director of the Bridgeport Group; (ii) any holder of 5% or more of the equity securities of Bridgeport; or (iii) an Associate or Affiliate of a person in (i) or (ii), on the other hand.

(g)

Bridgeport has established and maintains a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the U.S. Exchange Act) that is sufficient to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of Bridgeport are being made only in accordance with authorizations of management and the Board of Directors of Bridgeport, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Bridgeport’s assets that could have a material effect on Bridgeport’s financial statements.

(h)

Bridgeport’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and non-financial) required to be disclosed by Bridgeport in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Bridgeport’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Bridgeport required under the U.S. Exchange Act with respect to such reports. Bridgeport has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date of this Agreement, to Bridgeport’s auditors and the audit committee of the Board of Directors of Bridgeport (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting known to Bridgeport that are reasonably likely to adversely affect in any material respect Bridgeport’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, known to Bridgeport that involves management or other employees who have a significant role in Bridgeport’s internal controls over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meaning assigned to them in Public Company Accounting Oversight Board Auditing Standard 5, as in effect on the date of this Agreement.

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(i)

Neither Bridgeport nor any of its Subsidiaries has outstanding (nor has arranged or modified since the enactment of the Sarbanes-Oxley Act) any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to directors or executive officers (as defined in Rule 3b-7 under the Exchange Act) of Bridgeport or any of its Subsidiaries. Bridgeport is otherwise in compliance with all applicable provisions of the Sarbanes-Oxley Act, except for any non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(j)

The Books and Records provided to Premier Gold and Premier Royalty and their advisors in connection with their due diligence investigations are all of the Books and Records relating to the Bridgeport Group, and fairly and correctly set out and disclose, in all material respects, all material financial transactions of the Bridgeport Group, all of which are under the exclusive ownership and direct control of the Bridgeport Group (including all means of access thereto and therefrom) and each such person has original or true copies of all such Books and Records in its possession.

4.7      Taxes

            Each Bridgeport Group Member has timely filed, or has caused to be timely filed on its behalf, all Tax Returns required to be filed by it, all such Tax Returns are complete and accurate in all material respects, for all periods through April 30, 2011 for each Bridgeport Group Member. All Taxes shown to be due on such Tax Returns, or otherwise owed, have been timely paid, other than those which are being contested in good faith and in respect of which adequate reserves have been provided in the most recently published financial statements of Bridgeport. Bridgeport’s most recent audited consolidated financial statements reflect a reserve in accordance with GAAP for all Taxes payable by the Bridgeport Group Members for all taxable periods and portions thereof through the date of such financial statements. No deficiency with respect to any Taxes has been proposed, asserted or assessed in writing against any Bridgeport Group Member, there are no actions, suits, proceedings, investigations or claims pending or threatened against any Bridgeport Group Member in respect of Taxes or any matters under discussion with any Government relating to Taxes, in each case which are likely to have a Material Adverse Effect on the Bridgeport Group, and no waivers or written requests for waivers of the time to assess any such Taxes are outstanding or pending. Each Bridgeport Group Member has withheld from each payment made to any of its past or present employees, officers or directors, and to any non-resident of Canada, the amount of all Taxes required to be withheld therefrom and has paid the same to the proper tax or receiving officers within the time required under applicable legislation. Each Bridgeport Group Member has remitted to the appropriate tax authorities all amounts collected by it in respect of federal goods and services tax and provincial or harmonized sales taxes. There are no liens for Taxes upon any asset of the Bridgeport Group except liens for taxes not yet due.

4.8      Pension and Other Employee Plans

            Other than the Bridgeport Stock Option Plan, Bridgeport does not maintain or contribute to any Employee Plan.

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4.9	Labour Relations

	(a)	No employees of any Bridgeport Group Member are covered by any collective bargaining agreement.

(i)

There are no representation questions, arbitration proceedings, labour strikes, slow-downs or stoppages, material grievances, or other labour troubles pending or, to the knowledge of Bridgeport, threatened with respect to the employees of any Bridgeport Group Member; and

(ii)

to the best of Bridgeport’s knowledge, there are no present or pending applications for certification (or the equivalent procedure under any applicable Law) of any union as the bargaining agent for any employees of any Bridgeport Group Member.

4.10	Contracts, Etc

(a)

Except for contracts, agreements, leases and commitments entered into in the ordinary course of business or which have been filed as Bridgeport Securities Documents, no Bridgeport Group Member is a party to or bound by any Contract:

		(i)	relating to capital expenditures or improvements in excess of $50,000 in the aggregate;

		(ii)	by which title to any assets, rights or properties is retained by a third party as security for an obligation;

		(iii)	which will be at the Effective Date secured by a lien upon any assets, rights or properties as security for an obligation;

		(iv)	relating to the employment of any employees or the rights of employees upon severance or termination;

(v)

relating to management, consulting or any other similar type of Contract which involves an amount exceeding $50,000 per annum, excluding those which may be terminated without penalty on 90 days’ notice or less;

(vi)

which contemplates payment on or as a result of a change of control of any Bridgeport Group Member (whether on termination of such agreement, on occurrence of any other event or circumstances, or after notice or lapse of time or otherwise);

		(vii)	with any director or officer, former director or officer, shareholder or any person not dealing at arm’s length with Bridgeport or such Bridgeport Group Member;

		(viii)	with a bank or other financial institution relating to borrowed money;

		(ix)	relating to the existence, creation, purchase or sale of any bonds, debentures, notes or long-term debts;

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(x)

relating to outstanding letters of credit or constituting an agreement of guarantee or indemnification of the obligations or liabilities (contingent or otherwise) of any other person or relating to commitments to purchase the assets of any other person or to guarantee the price thereof;

(xi)	relating to the acquisition or disposition of any shares or securities of any entity;

(xii)	relating to the acquisition, disposition or lease of any business operations or real property;

(xiii)	limiting or restraining any Bridgeport Group Member from engaging in any activities or competing with any person, except as disclosed in writing to Premier Gold;

(xiv)	which involves the use of a derivative, including any forward contracts or options; or

(xv)	relating to the existence or creation of any bona fide offer of an opportunity (including a joint venture opportunity) to any person.

(b)

Each Bridgeport Group Member and, to the knowledge of Bridgeport, each of the other parties thereto, is in material compliance with all covenants under each Contract, and no default has occurred which, with notice or lapse of time or both, would directly or indirectly constitute such a default under any Contract, except for such non-compliance or default as has not had and will not have a Material Adverse Effect on the Bridgeport Group.

4.11     Absence of Certain Changes, Etc.

            Except as contemplated by the Business Combination and this Agreement, since January 31, 2012:

(a)	there has been no Material Adverse Change in the Bridgeport Group;

(b)	no Bridgeport Group Member has:

	(i)	sold, transferred, distributed, or otherwise disposed of or acquired a material amount of its assets, or agreed to do any of the foregoing, except in the ordinary course of business;

	(ii)	incurred any liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is likely to have a Material Adverse Effect on the Bridgeport Group;

	(iii)	prior to the date hereof, made or agreed to make any material capital expenditure or commitment for additions to property, plant, or equipment in excess of $50,000;

(iv)

made or agreed to make any material increase in the compensation payable to any employee or director except for increases made in the ordinary course of business and consistent with presently existing policies or agreements or past practice;

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(v)	conducted its operations other than in all material respects in the normal course of business consistent with past practice;

(vi)

other than as disclosed in writing to Premier Gold and Premier Royalty, entered into any material transaction or material Contract, or amended or terminated any material transaction or material Contract, except transactions or Contracts entered into in the ordinary course of business; and

(vii)	agreed or committed to do any of the foregoing; and

(c)	there has not been any declaration, setting aside or payment of any dividend with respect to Bridgeport’s share capital.

4.12	Subsidiaries

(a)

Bridgeport has no direct or indirect subsidiaries other than the following nor any investment or joint venture interest or proposed investment or joint venture in or with any person which, for the financial year ended April 30, 2011 accounted for more than five percent of the consolidated assets or consolidated revenues of Bridgeport or would otherwise be material to the business and affairs of the Bridgeport Group on a consolidated basis:

Subsidiary	Corporate Jurisdiction	Approximate Percentage Ownership
Bridgeport Gold Inc.	Nevada, USA	100%

Bridgeport owns the percentage of the issued and outstanding shares of Bridgeport Gold Inc. set forth above, all of which shares are issued as fully paid and non- assessable shares, free and clear of all Encumbrances and, no person, firm or corporation has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement, for the purchase from Bridgeport or any its subsidiaries of any interest in any of the shares in the capital of any of the subsidiaries;

(b)	All outstanding shares in the capital of, or other equity interests in, each Bridgeport Group Member have been duly authorized and are validly issued, fully paid and non- assessable.

4.13	Capitalization

(a)

As at the date hereof, the authorized capital of Bridgeport consists of an unlimited number of Bridgeport Shares, of which 50,579,600 Bridgeport Shares are outstanding, prior to giving effect to the Business Combination (including the Consolidation).

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(b)	All outstanding shares of all series and classes in the capital of Bridgeport have been duly authorized and are validly issued, fully paid and non-assessable, free of pre-emptive rights.

(c)

Schedule G to this Agreement sets out the amount of Bridgeport Options and Existing Bridgeport Warrants that are outstanding as at the date hereof and there are no other authorized, outstanding or existing:

	(i)	voting trusts or other agreements or understandings with respect to the voting of any Bridgeport Shares to which any Bridgeport Group Member is a party;

	(ii)	securities issued by any Bridgeport Group Member that are convertible into or exchangeable for any Bridgeport Shares;

(iii)

agreements, options, warrants, or other rights capable of becoming agreements, options or warrants to purchase or subscribe for any Bridgeport Shares or securities convertible into or exchangeable or exercisable for any such common shares, in each case granted, extended or entered into by any Bridgeport Group Member;

(iv)

agreements of any kind to which any Bridgeport Group Member is party relating to the issuance or sale of any Bridgeport Shares, or any securities convertible into or exchangeable or exercisable for any such common shares or requiring Bridgeport to qualify securities of any Bridgeport Group Member for distribution under Canadian Securities Laws; or

	(v)	agreements of any kind which may obligate Bridgeport to issue, redeem or purchase any of its securities.

(d)	Bridgeport does not have a shareholders rights plan.

4.14     Environmental Matters

            Each Bridgeport Group Member is in compliance, in all material respects, with all applicable Environmental Laws and has not materially violated any then current environmental laws as applied at that time. No Bridgeport Group Member is the subject of: (i) any proceeding, application, order or directive which relates to any environmental, health or safety matter; or (ii) any demand or notice with respect to any Environmental Laws. Each Bridgeport Group Member has made adequate reserves for all reclamation obligations and has made appropriate arrangements, through obtaining reclamation bonds or otherwise to discharge such reclamation obligations, to the extent applicable. There is no material environmental liability nor factors likely to give rise to any material environmental liability (i) affecting any of the material properties of any Bridgeport Group Member; or (ii) retained in any manner by any Bridgeport Group Member in connection with properties disposed by any Bridgeport Group Member.

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4.15     Indebtedness

            As at the date of this Agreement, no indebtedness for borrowed money is owing or guaranteed by any Bridgeport Group Member.

4.16     Undisclosed Liabilities

            There are no material liabilities of the Bridgeport Group of any kind whatsoever, whether or not accrued and whether or not determined or determinable, in respect of which any Bridgeport Group Member may become liable on or after the consummation of the transactions contemplated hereby other than:

(d)	liabilities disclosed on or reflected or provided for in the most recent financial statements of Bridgeport included in the Bridgeport Securities Documents; and

(e)

liabilities incurred in the ordinary and usual course of business of the Bridgeport Group and attributable to the period since January 31, 2012, none of which has had or may reasonably be expected to have a Material Adverse Effect on the Bridgeport Group; and

(f)	other than those incurred in connection with the Business Combination which are estimated to not exceed $800,000.

4.17     Due Diligence Investigations

            Bridgeport has made available to Premier Gold and Premier Royalty all material information, including financial and operational information, in respect of the Bridgeport Group and its business and all information relating to the business, assets, liabilities, properties, capitalization or financial condition of the Bridgeport Group or any member thereof provided by any Bridgeport Group Member or any of its Advisors to Premier Gold or Premier Royalty is true, accurate and complete in all material respects, other than forward-looking information which was based on the reasonable assumptions of management of Bridgeport.

4.18	U.S. Matters

	(a)	Bridgeport is not incorporated in the United States, is not organized under the laws of the United States and does not have its principal offices within the United States.

(b)

Bridgeport, including all entities “controlled by” Bridgeport for purposes of the Hart- Scott-Rodino Antitrust Improvements Act of 1976, as amended, does not, and prior to completion of the Business Combination will not, hold assets located in the United States with a fair market value in excess of U.S.$68.2 million in the aggregate. During the 12- month period ended April 30, 2012, (i) Bridgeport and its subsidiaries did not make sales in or into the United States in excess of U.S.$68.2 million in the aggregate, and (ii) the assets that Bridgeport and its subsidiaries hold as of immediately prior to completion of the Business Combination did not generate sales in or into the United States in excess of U.S.$68.2 million in the aggregate.

	(c)	As of the date hereof, Bridgeport is a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act.

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(d)	Bridgeport is not registered, and is not required to be registered as an “investment company”, under the United States Investment Company Act of 1940, as amended.

(e)

Bridgeport represents and agrees that none of it, its affiliates, or any person acting on behalf of it or its affiliates (which, for greater certainty, does not include Premier Gold, Premier Royalty, their respective affiliates or any person acting on behalf of any of the foregoing) (A) has made or will make any “directed selling efforts” (as such term is defined in Regulation S under the U.S. Securities Act), (B) has engaged or will engage in any “general solicitation or general advertising” (as such term is defined in Regulation D under the U.S. Securities Act) or in any conduct involving a public offering under the meaning of Section 4(2) of the U.S. Securities Act, or (C) has taken or will take any action, in each case that would cause the exemption from the registration requirements of the U.S. Securities Act provided by Section 4(2) thereof and Rule 506 of Regulation D thereunder or the exclusion from the registration requirements of the U.S. Securities Act provided by Rule 903 of Regulation S thereunder to be unavailable for the issuance of New Bridgeport Shares pursuant to Section 1.3(m) of the Agreement.

(f)

Within the six-month period prior to the date hereof, Bridgeport has not offered or sold any securities of Bridgeport in a manner that would be integrated with, and would cause the exemption from registration provided by Section 4(2) of the U.S. Securities Act and Rule 506 of Regulation D thereunder to become unavailable for the issuance of the New Bridgeport Shares pursuant to Section 1.3(n) of the Agreement.

(g)

None of Bridgeport or any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

4.19     Competition Act

            Neither Bridgeport’s assets in Canada nor its gross revenues from sales in or from Canada generated from those assets in Canada, exceed $77 million as determined in accordance with the Notifiable Transaction Regulations under the Competition Act (Canada).

4.20     Investment Canada

             Bridgeport is not a “non-Canadian” within the meaning of the Investment Canada Act (Canada).

4.21     Brokers

             Other than PowerOne Capital Markets Limited and Glanville & Associates, no Bridgeport Group Member or its respective Associates, Affiliates or Advisors have retained any broker or finder in connection with the Business Combination, nor have any of the foregoing incurred any liability to any broker or finder by reason of the Business Combination.

4.22     Residency

             Bridgeport is a “taxable Canadian corporation” and a resident of Canada for purposes of the ITA.

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ARTICLE 5
COVENANTS OF PREMIER GOLD AND PREMIER ROYALTY

            From and after the date hereof and until the Effective Date (except as hereinafter otherwise provided), unless Bridgeport shall otherwise agree in writing:

5.1	Access

Premier Gold and Premier Royalty shall permit:

(a)

Bridgeport and its Advisors to have reasonable access at reasonable times to all properties, books, accounts, records, Contracts, files, correspondence, tax records, and documents of or relating to Premier Royalty including auditors’ working papers and management letters and to discuss such matters with the executive officers of Premier Gold or Premier Royalty; Premier Gold or Premier Royalty shall make available to Bridgeport and its Advisors a copy of all information concerning Premier Royalty’s business and properties in its possession or under its control as Bridgeport may reasonably request; and

(b)

Bridgeport to conduct, or cause its agents to conduct, such reasonable reviews, inspections, surveys, tests, and investigations of the assets of Premier Royalty as they deem necessary or advisable, provided such reviews are conducted at reasonable times and in a reasonable manner.

5.2	Ordinary Course

            Premier Royalty shall conduct business only in the ordinary course consistent with past practice. Premier Royalty shall not, except as contemplated by the Business Combination, the Convertible Bridge Loan and this Agreement:

(a)	amend its Articles or By-laws;

(b)	subdivide, split, combine, consolidate, or reclassify any of its outstanding shares;

(c)

issue or agree to issue any securities except pursuant to the Financing, the Aberdeen Convertible Debenture, the Aberdeen Royalty Purchase Agreement, the Golden Arrow Share Purchase Agreement, the Thunder Creek Agreement, the Convertible Bridge Loan or in connection with other direct or indirect acquisitions of royalties provided that the prior written consent of Bridgeport is obtained with respect to such issuance of securities in connection with such other acquisitions, such consent not to be unreasonably withheld;

(d)	declare, set aside or pay any dividend or make any other distribution payable in cash, shares, stock, securities or property with respect to any of its shares other than consistent with past practice;

(e)	repurchase, redeem, or otherwise acquire, directly or indirectly, any of its shares or any securities convertible into or exchangeable or exercisable into any of its shares;

(f)

incur, guarantee, assume or modify any additional indebtedness for borrowed money in an aggregate amount in excess of $50,000, other than in connection with the transfer of Royalties by Premier Gold to Premier Royalty provided that such indebtedness or guarantee is extinguished or satisfied, as applicable, prior to the Effective Time;

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(g)

other than pursuant to obligations or rights under existing written Contracts, sell, lease, encumber or grant a security interest in or otherwise dispose of any material property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(h)

amend or propose to amend the rights, privileges and restrictions attaching to the Premier Royalty Shares or any of the terms of its stock options (including expiry dates), if any, as they exist at the date of this Agreement, or reduce its stated capital;

(i)	reorganize, take-over, amalgamate or merge with another Person or participate in any financing transaction involving Premier Gold or Premier Royalty whether by means of debt, equity or otherwise;

(j)

acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity or material assets other than as contemplated by the Golden Arrow Share Purchase Agreement or any other direct or indirect royalty acquisition;

(k)	enter into any agreements with its directors or officers or their respective Affiliates;

(l)

except as required by GAAP or any other generally accepted accounting principles to which Premier Royalty may be subject, or any applicable Law, make or change any tax election, change an annual tax accounting period, adopt or change any tax accounting method, enter into any closing agreement, amend any Tax Return, surrender any right to claim a refund of Taxes, settle or compromise any Tax liability, or consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment;

(m)

enter into, without prior consultation with and consent of Bridgeport, such consent not to be unreasonably withheld, new commitments of a capital expenditure nature or incur any new contingent liabilities other than (A) expenditures required by law; (B) expenditures made in connection with transactions contemplated in this Agreement; (C) expenditures required to prevent the occurrence of a Material Adverse Effect of Premier Royalty; or (D) expenditures or contingent liabilities required in connection with the acquisition of any additional royalties;

(n)

other than for the Premier Royalty Employment Agreements, enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of Premier Royalty.

(o)

Other than pursuant to or as contemplated by this Agreement, Premier Gold shall not sell, lease or otherwise dispose of any Royalties or any material property or assets of Premier Royalty or enter into any agreement or commitment in respect of any of the foregoing.

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5.3      Insurance

            Premier Royalty shall ensure that all property, real and personal, owned or leased by Premier Royalty continues to be insured substantially in the manner and to the extent they are currently insured.

5.4      Closing Conditions

            Each of Premier Gold and Premier Royalty shall use all reasonable efforts to cause all of the conditions to the obligations of Bridgeport under this Agreement to be satisfied on or prior to the Effective Date (to the extent the satisfaction of such conditions is within the control of Premier Gold or Premier Royalty).

5.5      Financing

            In the event the Business Combination is completed, the Convertible Debentures issued pursuant to the Financing will convert into Premier Royalty Units in accordance with the terms of the Convertible Debentures.

5.6      No Sale of Shares

            Premier Gold shall not sell or otherwise dispose of any Premier Royalty Shares prior to the Effective Date.

5.7      Right of First Refusal

            Premier Gold hereby grants a right of first refusal in favour of Bridgeport to purchase any royalties on Premier Gold’s properties that Premier Gold may seek to sell at fair market value (such fair market value being equal to net asset value less 5%) for the period commencing on the Effective Date and ending on the date that is 24 months following the Effective Date.

ARTICLE 6
COVENANTS OF BRIDGEPORT

            From and after the date hereof and until the Effective Date (except as hereinafter otherwise provided), unless Premier Royalty shall otherwise agree in writing:

6.1 Access

Bridgeport shall permit, and shall cause each Bridgeport Group Member to permit:

(a)

Premier Gold, Premier Royalty and their Advisors to have reasonable access at reasonable times to all properties books, accounts, records, Contracts, files, correspondence, tax records, and documents of or relating to the Bridgeport Group including auditor’s working papers and management letters and to discuss such matters with the executive officers of the Bridgeport Group; Bridgeport shall make available to Premier Gold, Premier Royalty and their Advisors a copy of each report or other document filed pursuant to Canadian Securities Laws and all other information concerning its business and properties in its possession or under its control as Premier Gold or Premier Royalty may reasonably request; and

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(b)

Premier Gold or Premier Royalty to conduct, or cause their agents to conduct, such reasonable reviews, inspections, surveys, tests, and investigations of the assets of the Bridgeport Group as they deem necessary or advisable provided such reviews are conducted at reasonable times and in a reasonable manner.

6.2      Ordinary Course

            Each Bridgeport Group Member shall conduct business only in the ordinary course consistent with past practice. Bridgeport shall not, and shall cause each Bridgeport Group Member not to, except as contemplated by the Business Combination and this Agreement;

(a)	amend its Articles or By-laws;

(b)	subdivide, split, combine, consolidate, or reclassify any of its outstanding shares;

(c)	issue or agree to issue any securities, except pursuant to the exercise of currently outstanding Bridgeport Options or Existing Bridgeport Warrants;

(d)

declare, set aside or pay any dividend or make any other distribution payable in cash, shares, stock, securities or property with respect to any of its shares other than dividends or distributions declared, set aside, paid or payable by any Bridgeport Group Member to Bridgeport, unless otherwise agreed to by Premier Gold;

(e)	repurchase, redeem, or otherwise acquire, directly or indirectly, any of its shares or any securities convertible into or exchangeable or exercisable into any of its shares;

(f)	incur, guarantee, assume or modify any additional indebtedness for borrowed money in an aggregate amount in excess of $50,000;

(g)

other than pursuant to obligations or rights under existing written Contracts, or as otherwise permitted under the section 7.5(b) hereof, sell, lease, encumber or grant a security interest in or otherwise dispose of any material property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(h)

amend or propose to amend the rights, privileges and restrictions attaching to the Bridgeport Shares or any of the terms (including expiry dates) of its stock options or common share purchase warrants as they exist at the date of this Agreement, or reduce its stated capital;

(i)	reorganize, take-over, amalgamate or merge with another Person or participate in any financing transaction involving any Bridgeport Group Member whether by means of debt, equity or otherwise;

(j)	acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity or material assets;

(k)	enter into any agreements with its directors or officers or their respective Affiliates;

(l)

except as required by GAAP or any other generally accepted accounting principles to which any Bridgeport Group Member may be subject, or any applicable Law, make or change any tax election, change an annual tax accounting period, adopt or change any tax accounting method, enter into any closing agreement, amend any Tax Return, surrender any right to claim a refund of Taxes, settle or compromise any Tax liability, or consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment;

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(m)

enter into, without prior consultation with and consent of Premier Royalty, new commitments of a capital expenditure nature or incur any new contingent liabilities other than (A) expenditures required by law; (B) expenditures made in connection with transactions contemplated in this Agreement; and (C) expenditures required to prevent the occurrence of a Material Adverse Effect on the Bridgeport Group, as a whole; and

(n)

enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of the Bridgeport Group.

6.3      Insurance

            Bridgeport shall ensure that all property, real and personal, owned or leased by any Bridgeport Group Member continues to be insured substantially in the manner and to the extent they are currently insured.

6.4      Closing Conditions

            Bridgeport shall use all reasonable efforts to cause all of the conditions to the obligations of Premier Gold and Premier Royalty under this Agreement to be satisfied on or prior to the Effective Date (to the extent the satisfaction of such conditions is within the control of the Bridgeport Group).

6.5	Options

(o)

Other than the Bridgeport Options held by Hugh Snyder and Shastri Ramnath, which shall expire and be cancelled without any payment or other consideration as of the Effective Date subject to receipt of any requisite shareholder approval, all of the remaining Bridgeport Options shall expire without any payment or other consideration on the 90th day following the Effective Date either pursuant to the term of the agreements governing the issuance of such options and the Bridgeport Stock Option Plan, or with the consent of the option holders, as the case may be.

6.6	Stock Exchange Listing

(p)

As soon as practicable after the date hereof and in any event prior to the Effective Date, Bridgeport shall use it commercially reasonable efforts to obtain the conditional approval of the TSX to the Business Combination and the listing thereon of the New Bridgeport Shares to be issued in connection with the Business Combination and the New Bridgeport Shares issuable upon exercise of warrants to be issued in connection with the Business Combination. Bridgeport shall not take any action which would be reasonably expected to result in the delisting or suspension of the Bridgeport Shares from the TSX and shall comply, in all material respects, with the rules and policies thereof. Bridgeport shall not apply to list any of the Bridgeport warrants to be issued in connection with the Business Combination on the TSX or other stock exchange. For greater certainty, the Existing Bridgeport Warrants that are listed on the TSX shall remain listed thereon.

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6.7      U.S. Filings

            Bridgeport shall make all required United States federal and state securities filings in connection with the securities to be issued in the Business Combination.

6.8      Warrants

            As soon as commercially practicable following the Effective Time, Bridgeport shall cause Premier Royalty to deliver, or cause the Depositary on behalf of Premier Royalty to deliver, to those securityholders of Premier Royalty existing immediately before the Effective Time, certificates representing the Premier Royalty Gold Warrants and, if applicable, the Premier Royalty Golden Arrow Warrants, the Class II Premier Royalty Gold Warrants and the Premier Royalty Aberdeen Warrants that such holders are entitled to receive in accordance with the terms of such securities as contemplated in Section 1.3 hereof.

ARTICLE 7
OTHER COVENANTS OF THE PARTIES

7.1 Consents and Notices

Promptly after the date hereof and, if necessary, for a reasonable time after the Effective Date:

(a)

the Parties shall use all reasonable efforts, and the Parties shall cooperate with each other to obtain, all consents, waivers, approvals, and authorizations, in addition to those set forth in clause (b) below which may be necessary to effect the Business Combination including, without limitation, obtaining those consents, waivers, approvals, and authorizations described in Section 3.2 hereof and Section 4.2 hereof and shall provide copies of such documents to the other Party; and

(b)

each of Premier Gold, Premier Royalty and Bridgeport will promptly execute and file, or join in the execution and filing of, any application or other document that may be necessary in order to obtain the authorization, approval or consent of any Governmental Entity which may be reasonably required, or which any other Party may reasonably request in connection with the consummation of the transactions contemplated by this Agreement and shall provide copies of such documents to the other Party. Each of Premier Gold, Premier Royalty and Bridgeport will use reasonable efforts to obtain promptly all such authorizations, approvals and consents.

7.2 Interim Order, Circular, Bridgeport Meeting and Final Order

(c)

Bridgeport shall use all commercially reasonable efforts to prepare, as promptly as practicable after the date of this Agreement, the Circular, together with any other documents required under Canadian Securities Laws in connection with the Bridgeport Meeting.

(d)

As soon as practicable after the date hereof, Bridgeport shall fix a record date for the purposes of determining the Bridgeport Shareholders entitled to receive notice of and vote at the Bridgeport Meeting.

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(e)

As soon as practicable after the date hereof, Bridgeport shall file an application to the Court for the Interim Order in a manner and form acceptable to Premier Gold, acting reasonably, and thereafter proceed with and diligently pursue obtaining the Interim Order.

(f)

As soon as practicable after the Interim Order has been obtained from the Court, Bridgeport shall hold the Bridgeport Meeting in accordance with the Interim Order and applicable Law and shall mail the Circular and all other documentation required in connection with the Bridgeport Meeting to the Bridgeport Shareholders. The Bridgeport Meeting shall be held at the earliest practicable date following the mailing of the Circular.

(g)

The Circular shall include, inter alia, the unanimous recommendation of the Board of Directors of Bridgeport that Bridgeport Shareholders and Existing Bridgeport Warrantholders, as applicable, vote in favour of the Arrangement Resolution and the Share Incentive Plan Resolution, and any resolution that may be required or desirable to permit the cancellation of any Bridgeport Options held by Hugh Snyder and Shastri Ramnath on the Effective Date.

(h)

Bridgeport shall solicit from Bridgeport Shareholders and Existing Bridgeport Warrantholders proxies in favour of the approval of the Arrangement Resolution and the Share Incentive Plan Resolution, including, if so requested by and at the expense of Premier Gold, using the services of dealers and proxy solicitation services, and take all other actions that are reasonably necessary or desirable to seek the approval of the Arrangement Resolution and the Share Incentive Plan Resolution by Bridgeport Shareholders and Existing Bridgeport Warrantholders.

(i)

Premier Gold and Premier Royalty covenant that the information to be supplied by Premier Gold or Premier Royalty for inclusion or incorporation by reference in the Circular will comply as to form in all material respects with Canadian Securities Law and at the time of the mailing of the Circular none of such information will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to Premier Gold, Premier Royalty or their respective officers and directors shall occur that is required to be described in the Circular, Premier Gold and Premier Royalty shall give prompt notice to Bridgeport of such event.

(j)

Bridgeport covenants that the Circular will comply as to form in all material respects with Canadian Securities Law and that none of the information to be supplied by Bridgeport for inclusion or incorporation by reference in the Circular will at the time of the mailing of the Circular contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to Bridgeport, its officers and directors or any Bridgeport Group Member shall occur that is required to be described in the Circular, Bridgeport shall give prompt notice to Premier Royalty of such event.

(k)

Bridgeport shall (i) give Premier Gold and its legal counsel reasonable time to review and comment upon drafts of all material to be filed by Bridgeport with the Court or any Governmental entity in connection with the Arrangement (including the Circular and any supplement or amendment contemplated hereby) prior to the service (if applicable) and/or filing of such materials, and (ii) give due consideration to any reasonable comments of Premier Gold and its legal counsel on such materials. Bridgeport shall also provide to Premier Gold’s legal counsel on a timely basis copies of any notice of appearance or other Court documents served on Bridgeport in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by Bridgeport indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. Bridgeport shall ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, Bridgeport shall not object to legal counsel to Premier Gold or Premier Royalty making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that Bridgeport is advised of the nature of any submissions prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement.

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(l)

Subject to obtaining all approvals as required by the Interim Order, bring an application as soon as reasonably practicable after the Bridgeport Meeting but in any event not later than three Business Days thereafter, before the Court pursuant to the OBCA for the Final Order in a manner and form acceptable to Premier Gold, acting reasonably, and thereafter proceed with and diligently pursue obtaining the Final Order.

(m)

Bridgeport shall consult with Premier Gold with respect to any proposal from any party that the Final Order contain any provision inconsistent with this Agreement, and, if at any time after the issuance of the Final Order and prior to the Effective Date, Bridgeport is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, the Premier Gold.

(n)

Subject to obtaining the Final Order and the satisfaction or waiver of the conditions precedent set forth in this Agreement, file the Articles of Arrangement and such other documents as may be required in connection therewith under the OBCA to give effect to the Arrangement pursuant to section 182 of the OBCA in a manner and form acceptable to Premier Gold, acting reasonably.

7.3      Defense of Proceedings

            Bridgeport, on the one hand, and Premier Gold and Premier Royalty, on the other hand, shall vigorously defend, or shall cause to be vigorously defended, any lawsuits or other legal proceedings brought against Bridgeport, Premier Gold, Premier Royalty or any Bridgeport Group Member, or their respective officers, directors or shareholders, challenging this Agreement or the completion of the Business Combination, and the Parties shall cooperate with each other in all respects in such defense. Neither Bridgeport, Premier Gold nor Premier Royalty shall compromise or settle any claim brought in connection with the Business Combination, without the prior written consent of the other Parties.

7.4      Press Releases

            Before issuing any press release or otherwise making any public statements with respect to the this Agreement, the Business Combination or the Financing, Bridgeport, Premier Gold and Premier Royalty shall consult with each other and shall undertake reasonable efforts to agree upon the terms of such press release, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law or by obligations pursuant to any listing agreement with any stock exchange.

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7.5 Non-Solicitation

(a)

Other than in connection with the Financing or as permitted by Sections 5.2(g) and 6.2(g), none of the Parties shall solicit any offers to purchase their respective shares or assets and none of the Parties will initiate or encourage any discussions or negotiations with any third party with respect to such a transaction or amalgamation, merger, take- over, plan of arrangement or similar transaction, or any financing transaction involving Premier Gold (to the extent it includes or involves any of the Royalties or Premier Royalty), Premier Royalty or Bridgeport whether by means of debt, equity or otherwise, during the period commencing on the date hereof and ending on the termination of this Agreement provided that nothing contained herein shall prohibit Premier Royalty from undertaking marketing activities with respect to the Royalties in the normal and ordinary course of business consistent with past practice. The Parties shall immediately cease and cause to be terminated any existing discussions or negotiations with any third party related to any of the foregoing. In the event any of the Parties is approached in respect of any such transaction, it shall immediately notify the other. Provided that nothing contained in this Agreement shall prohibit the Board of Directors of a Party hereunder from taking any action where in the good faith judgment of the Board of Directors of such Party, after consultation with outside legal counsel, failure to take such action would be inconsistent with the exercise of its fiduciary duties. For greater certainty, such fiduciary duty shall not relieve any Party hereunder of its obligations under this Agreement or limit the remedies (including specific performance and injunctive relief) available to the other Party or Parties, as applicable.

(b)

Bridgeport shall have the right, directly or indirectly, through any director, officer, employee or advisor (i) to make, solicit or initiate inquiries from or submissions or proposals or offers from any third party for the direct or indirect purchase, acquisition or similar arrangement of the Nevada Properties and (ii) pursuant to a confidentiality agreement that contains terms that a reasonable person would conclude are no less restrictive than those contained in the confidentiality agreement entered into between Premier Gold and Bridgeport, to furnish to any person any non-public information with respect to the Nevada Properties, provided that (x) Bridgeport promptly delivers to Premier Gold all information provided to any third party which has not previously been provided to Premier Gold and (y) Bridgeport does not accept or enter into, or propose publicly to accept or enter into, any binding letter of intent, agreement in principle, agreement, arrangement or undertaking in respect of the direct or indirect sale, disposition, transfer or joint venture or similar arrangement of the Nevada Properties.

7.6 Refrain from Certain Actions

            No Party shall take any action, refrain from taking any action (subject to commercially reasonable efforts) or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would or could reasonably be expected to materially impede the completion of the transactions contemplated hereby or which would or could reasonably be expected to have a Material Adverse Effect on such Party.

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7.7      Indemnity

            Each Party shall indemnify and hold harmless the other Parties hereto (and such other Parties’ respective directors, officers and Advisors) (collectively, the “Non-Offending Persons”) from and against all claims, damages, liabilities, actions or demands to which the Non-Offending Persons may become subject insofar as such claims, damages, liabilities, actions or demands arise out of or are based upon the information supplied by a Party (other than the Non-Offending Persons) and contained in the Circular having contained a misrepresentation. Each Party hereto shall obtain and hold the rights and benefits of this Section 7.7 in trust for and on behalf of such Party’s directors, officers and Advisors.

7.8 Convertible Bridge Loan Repayment

(a)

Bridgeport hereby covenants to (i) cause Premier Royalty to repay $8 million of the outstanding balance on the Convertible Bridge Loan on the Effective Date, and (ii) to use its best efforts to cause Premier Royalty to repay any outstanding balance on the Convertible Bridge Loan within six months following the Effective Date. In any event, all amounts outstanding under the Convertible Bridge Loan shall be due and payable on the first anniversary of the Effective Date, unless otherwise agreed to by Premier Gold.

7.9 U.S. Securities Laws Matters

            The parties agree that the Business Combination will be carried out with the intention that the Bridgeport securities issued to and exchanged with existing Bridgeport securityholders on completion of the Business Combination will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof (the “Section 3(a)(10) Exemption”). In order to ensure the availability of the Section 3(a)(10) Exemption, the parties agree that the Business Combination will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;

(b)	the Court will be advised as to the intention of the parties to rely on the Section 3(a)(10) Exemption prior to the hearing required to approve the Arrangement;

(c)

the Court will be required to satisfy itself as to the fairness of the terms and conditions of the issuance and exchange of the Bridgeport securities to be issued to the existing Bridgeport securityholders (the “Arranged Bridgeport Securityholders”) pursuant to the Arrangement;

(d)

the Final Order approving the Arrangement that is obtained from the Court will expressly state that the terms and conditions of the Arrangement are approved by the Court as being fair to the Arranged Bridgeport Securityholders;

(e)

the Parties will ensure that the Arranged Bridgeport Securityholders will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right; and

(f)	the Interim Order will specify that the Arranged Bridgeport Securityholders will have the right to appear before the Court so long as they enter an appearance within a reasonable time.

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7.10     Joint Elections

            Bridgeport and Premier Royalty, as the case may be, agree to make joint elections with any of Premier Gold, Aberdeen and the holders of Convertible Debentures in prescribed form and within the prescribed time as may be requested by Premier Gold, Aberdeen and the holders of Convertible Debentures, as may be the case, in respect of the Business Combination pursuant to Section 85 of the ITA (and any similar provision of any provincial tax legislation). Bridgeport and Premier Royalty further agree that the agreed amount under such joint elections shall be determined by Premier Gold, Aberdeen and the holders of Convertible Debentures, as may be the case, in their sole discretion within the limits set out in the ITA.

7.11     New Share Incentive Plan

            Bridgeport shall submit the Share Incentive Plan Resolution to Bridgeport Shareholders at the Bridgeport Meeting.

7.12     Premier Royalty Options

            Bridgeport shall use commercially reasonable efforts to obtain, prior to the completion of the Business Combination, regulatory approval, including TSX approval, of the New Share Incentive Plan and the grant of up to 2,900,000 New Bridgeport Options with an exercise price equal to the Post Consolidation Deemed Price to certain employees, consultants, officers and directors of Bridgeport following the completion of the Business Combination.

ARTICLE 8
CONDITIONS TO OBLIGATIONS OF BRIDGEPORT

8.1      Conditions Precedent to Completion of the Business Combination

            The obligation of Bridgeport to complete the Business Combination is subject to the satisfaction of the following conditions on or prior to the Effective Date, each of which may be waived by Bridgeport:

(a)

The representations and warranties of each of Premier Gold and Premier Royalty set forth in Article III qualified as to materiality shall be true and correct, and the representations and warranties not so qualified shall be true and correct in all material respects as of the date of this Agreement and on the Effective Date as if made on the Effective Date, except for such representations and warranties made expressly as of a specified date which shall be true and correct in all material respects as of such date; and Bridgeport shall have received a certificate signed on behalf of Premier Gold and Premier Royalty by an executive officer thereof to such effect dated as of the Effective Date.

(b)

Premier Gold and Premier Royalty shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it prior to or on the Effective Date and Bridgeport shall have received a certificate signed on behalf of Premier Gold and Premier Royalty by an executive officer thereof to such effect dated as of the Effective Date.

(c)	There shall not have occurred any Material Adverse Change in Premier Royalty since the date of this Agreement.

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(d)	The board of directors of Premier Gold shall have approved the Business Combination and all other matters necessary or desirable to give effect to the Business Combination.

(e)

Bridgeport shall have received opinions or reports addressed to Bridgeport in the form previously received by Premier Royalty relating to the Buffelsfontein/Mine Waste Solutions royalty and the Thunder Creek Royalty.

(f)

Premier Gold shall have caused all of its right, title and interest in any of the Royalties and the Royalty Agreements, or its subsidiaries (other than Premier Royalty) to be transferred to Premier Royalty or its subsidiaries. All Encumbrances on the Royalties will be discharged (other than any Encumbrances relating to the security interest granted by Premier Royalty to Premier Gold pursuant to the Convertible Bridge Loan) and Premier Gold shall provide satisfactory evidence of such discharge to Bridgeport and its counsel, acting reasonably.

(g)

For greater certainty, the completion of the acquisition of any royalties (other than the Royalties which are currently held by Premier Gold or its subsidiaries) by Premier Royalty or its subsidiaries shall not be a condition in favour of Bridgeport pursuant to this Agreement.

ARTICLE 9
CONDITIONS TO OBLIGATIONS OF PREMIER ROYALTY AND PREMIER GOLD

9.1      Conditions Precedent to Completion of the Business Combination

            The obligation of Premier Gold and Premier Royalty to complete the Business Combination is subject to the satisfaction of the following conditions on or prior to the Effective Date, each of which may be waived by Premier Gold and Premier Royalty:

(a)

The representations and warranties of Bridgeport set forth in Article IV qualified as to materiality shall be true and correct, and the representations and warranties not so qualified shall be true and correct in all material respects as of the date hereof and on the Effective Date as if made on the Effective Date, except for such representations and warranties made expressly as of a specified date which shall be true and correct in all material respects as of such date, and Premier Gold and Premier Royalty shall have received certificates signed on behalf of Bridgeport by an executive officer thereof to such effect dated as of the Effective Date.

(b)

Bridgeport shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by Bridgeport prior to or on the Effective Date and Premier Gold and Premier Royalty shall have received certificates signed on behalf of Bridgeport by an executive officer thereof to such effect dated as of the Effective Date.

(c)	There shall not have occurred any Material Adverse Change in the Bridgeport Group since the date of this Agreement.

(d)

The Bridgeport Lock Up Agreements shall not have been terminated or otherwise breached in any manner by any of the Bridgeport Locked Up Securityholders, such that as a result of such breach or termination such Arrangement Resolution is not passed at the Bridgeport Meeting.

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(e)

The Bridgeport Shareholders and Existing Bridgeport Warrantholders, voting as a single class, shall have approved the Arrangement Resolution at the Bridgeport Meeting in accordance with applicable Law and the applicable requirements of any Governmental entity.

(f)	Dissent Rights shall have been exercised in respect of no more than 10% of the issued and outstanding Bridgeport Shares.

(g)

Each of the directors and officers (other than Shastri Ramnath and Hugh Snyder in their capacity as directors) of Bridgeport shall have tendered their resignations (and in the case of the directors, in a manner that allows for the orderly replacement of directors on the Effective Date) and provided mutual releases in a form acceptable to Premier Gold and Premier Royalty. The six director nominees and the management nominees of Premier Gold shall have been appointed to Bridgeport’s board and as officers of Bridgeport, respectively, with effect as of the Effective Time.

(h)	Bridgeport shall have filed Articles of Arrangement in form and substance satisfactory to Premier Gold, acting reasonably, in accordance with the OBCA giving effect to the Arrangement.

(i)

Bridgeport shall have, and Premier Gold shall have received evidence satisfactory to it that Bridgeport has, immediately prior to the Effective Time a minimum of $17 million in cash or cash equivalents prior to deducting the reasonable costs and expenses of Bridgeport associated with the completion of the Arrangement and the transactions contemplated by this Agreement.

ARTICLE 10
MUTUAL CONDITIONS PRECEDENT

10.1     Mutual Conditions Precedent

            The obligations of Bridgeport, Premier Gold and Premier Royalty to complete the Business Combination are subject to the satisfaction of the following conditions on or prior to the Effective Date, each of which may be waived only with the consent in writing of Bridgeport, Premier Gold and Premier Royalty:

(a)

All consents, waivers, permits, exemptions, orders, consents and approvals required to permit the completion of the Business Combination, the failure of which to obtain could reasonably be expected to have a Material Adverse Effect on Premier Royalty or Bridgeport or materially impede the completion of the Business Combination, shall have been obtained.

(b)

No temporary restraining order, preliminary injunction, permanent injunction or other order preventing the consummation of the Business Combination shall have been issued by any federal, state, or provincial court (whether domestic or foreign) having jurisdiction and remain in effect.

(c)

The TSX shall have approved the Business Combination and the listing of the New Bridgeport Shares to be issued pursuant to the Business Combination and the New Bridgeport Shares to be issued upon exercise of the warrants in connection with the Business Combination, in each case subject to normal conditions on the Effective Date or as soon as practicable thereafter.

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(d)

On the Effective Date, no cease trade order or similar restraining order of any other provincial securities administrator relating to the Bridgeport Shares, the New Bridgeport Shares or the Premier Royalty Shares shall be in effect.

(e)

There shall not be pending or threatened any suit, action or proceeding by any Governmental entity, before any court or Governmental authority, agency or tribunal, domestic or foreign, that has a significant likelihood of success, seeking to restrain or prohibit the consummation of the Business Combination or any of the other transactions contemplated by this Agreement or seeking to obtain from Bridgeport or Premier Royalty any damages that are material in relation to Bridgeport, Premier Royalty and their subsidiaries taken as a whole.

(f)

The distribution of the New Bridgeport Shares pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Canadian Securities Law either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Canadian Securities Laws and shall not be subject to resale restrictions under applicable Canadian Securities Laws (other than as applicable to control persons).

(g)	This Agreement shall not have been terminated pursuant to Section 11.2 hereof.

ARTICLE 11
CLOSING

11.1     Closing

            The Closing shall take place at the offices of Bridgeport’s counsel, Cassels Brock & Blackwell LLP at 10:00 a.m. (Toronto time) on the Effective Date of on such other date as Premier Gold, Premier Royalty and Bridgeport may agree.

11.2     Termination of this Agreement

            This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Arrangement Resolution by the Bridgeport Shareholders and Existing Bridgeport Warrantholders, voting as a single class, or any other matters presented in connection with the Business Combination:

(a)	By mutual written consent of Bridgeport, Premier Gold and Premier Royalty;

(b)

By a Party if a condition in its favour or a mutual condition is not satisfied by the Termination Date (or any earlier date by which such condition is required to be satisfied) except where such failure is the result of a breach of this Agreement by such Party;

(c)

By Bridgeport, on the one hand, or Premier Gold and Premier Royalty, on the other hand, if there has been a material breach of any of the representations, warranties, covenants and agreements on the part of the other Party (the “Breaching Party”) set forth in this Agreement, which breach has or is likely to result in the failure of the conditions set forth in Section 8.1, 9.1 or 10.1, as the case may be, to be satisfied and in each case has not been cured within ten (10) Business Days following receipt by the Breaching Party of notice of such breach from the non-breaching Party;

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(d)

By any Party if any permanent order, decree, ruling or other action of a court or other competent authority restraining, enjoining or otherwise preventing the consummation of the Business Combination shall have become final and non-appealable;

(e)	By Bridgeport, on the one hand, or Premier Gold and Premier Royalty, on the other hand, if:

(i)

the other Party or the Board of Directors of such other Party, or any committee thereof, withdraws or modifies in a manner adverse to the initial Party, its approval of this Agreement or its recommendation to vote in favour of the Business Combination; or

(ii) the Arrangement Resolution is not approved by the Bridgeport Shareholders and Existing Bridgeport Warrantholders, voting as a single class;

(f)

By Bridgeport, on the one hand, or Premier Gold and Premier Royalty, on the other hand, if the Business Combination is not completed by the Termination Date provided that the Party then seeking to terminate this Agreement is not then in default of any of its obligations hereunder;

(g)

By Premier Gold and Premier Royalty if any of the Bridgeport Lock Up Agreements have been terminated or otherwise breached in any manner by any of the Bridgeport Locked Up Securityholders, such that it is clear that as a result of such breach or termination the Arrangement Resolution will not be passed at the Bridgeport Meeting; or

(h)	By Bridgeport, on the one hand, or Premier Gold and Premier Royalty, on the other hand, if the other Party has breached the provisions of Section 7.5 or 7.6 hereof in any material manner.

11.3     Survival of Representations and Warranties; Limitation

            The representations and warranties set forth in herein shall survive the execution and delivery of this Agreement and shall expire and be terminated on the earlier of the Effective Date or the termination of this Agreement, other than the representation and warranty provided by Premier Gold set forth in section 3.9 with respect to tax matters which shall survive indefinitely. Any investigation by the Parties hereto and their respective advisors shall not mitigate, diminish or affect the representations and warranties contained in this Agreement.

ARTICLE 12
MISCELLANEOUS

12.1     Further Actions

            From time to time, as and when requested by any Party, the other Parties shall execute and deliver, and use all reasonable efforts to cause to be executed and delivered, such documents and instruments and shall take, or cause to be taken, such further or other actions as may be reasonably requested in order to:

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(a)	carry out the intent and purposes of this Agreement;

(b)	effect the Arrangement (or to evidence the foregoing); and

(c)	consummate and give effect to the other transactions, covenants and agreements contemplated by this Agreement.

12.2     Expenses

            Each of the Parties shall be responsible for the payment of all expenses incurred by it in connection with this Agreement and the Business Combination.

12.3     Entire Agreement

            This Agreement, which includes the Schedules hereto and the other documents, agreements, and instruments executed and delivered pursuant to or in connection with this Agreement, contains the entire Agreement between the Parties with respect to matters dealt within herein and, except as expressly provided herein, supersedes all prior arrangements or understandings with respect thereto.

12.4     Descriptive Headings

            The descriptive headings of this Agreement are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement.

12.5     Notices

            All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by telecopier, e-mail or nationally recognized overnight courier, addressed as follows:

(a)	If to Bridgeport:

Bridgeport Ventures Inc.
401 Bay Street, Suite 3101
Toronto, Ontario M5H 2Y4

Attention: Shastri Ramnath Facsimile: 416.366.4640
E-mail: sramnath@bridgeportventures.net

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP
40 King Street West
Suite 2100 Toronto, Ontario M5H 3C2

Attention: Jay Goldman Facsimile: 416.644.9337
E-mail: jgoldman@casselsbrock.com

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(b)	If to Premier Gold or Premier Royalty:

Premier Royalty Corporation 1100 Russell Street Thunder Bay, Ontario P7B 5N2 Attention: Abraham Drost Facsimile: 807.346.0100
E-mail: adrost@premiergoldmines.com

with a copy (which shall not constitute notice) to:

Fraser Milner Casgrain LLP 77 King Street West, Suite 400 Toronto Dominion Centre Toronto, Ontario M5K 0A1

Attention: Abbas Ali Khan Facsimile: 416.863.4592
E-mail: abbas.ali-khan@fmc-law.com

            Any such notices or communications shall be deemed to have been received: (i) if delivered personally or sent by telecopier (with transmission confirmed), e-mail or nationally recognized overnight courier, on the date of such delivery. Any Party may by notice change the address to which notices or other communications to it are to be delivered or mailed.

12.6     Governing Law

            This Agreement shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal laws of Canada applicable therein, but references to such laws shall not, by conflict of laws, rules or otherwise require application of the law of any jurisdiction other than the Province of Ontario.

12.7     Enurement and Assignability

            This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns, provided that this Agreement shall not be assignable otherwise than by operation of law by either Party without the prior written consent of the other Parties, and any purported assignment by any Party without the prior written consent of the other Party shall be void.

12.8     Remedies

            The Parties acknowledge that an award of money damages may be inadequate for any breach of the obligations undertaken by the Parties and that the Parties shall be entitled to seek equitable relief, in addition to remedies at law. In the event of any action to enforce the provisions of this Agreement, each of the Parties waive the defense that there is an adequate remedy at law. Without limiting any remedies any Party may otherwise have, in the event any Party refuses to perform its obligations under this Agreement, the other Party shall have, in addition to any other remedy at law or in equity, the right to specific performance.

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12.9    Waivers and Amendments

            Any waiver of any term or condition of this Agreement, or any amendment or supplementation of this Agreement, shall be effective only if in writing. A waiver of any breach or failure to enforce any of the terms or conditions of this Agreement shall not in any way affect, limit, or waive a Party’s rights hereunder at any time to enforce strict compliance thereafter with every term or condition of this Agreement.

12.10  Illegalities

            In the event that any provision contained in this Agreement shall be determined to be invalid, illegal, or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and the remaining provisions of this Agreement shall not, at the election of the Party for whose benefit the provision exists, be in any way impaired.

12.11  Currency

            Except as otherwise set forth herein, all references to amounts of money in this Agreement are to Canadian Dollars.

12.12  Counterparts

            This Agreement may be executed in any number of counterparts by original or telefacsimile signature, each of which will be an original as regards any party whose signature appears thereon and all of which together will constitute one and the same instrument. This Agreement will become binding when one or more counterparts hereof, individually or taken together, bears the signatures of all the parties reflected hereon as signatories.

12.13  Language

           At the request of the Parties this Agreement has been drafted in the English language.

12.14 Withholding

            The Parties shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any Person hereunder and from all dividends or other distributions otherwise payable to any Bridgeport Shareholder such amounts as the Parties are required to deduct and withhold with respect to such payment under the ITA or any provision of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate Governmental authority.

12.15  Accounting Matters

            Unless otherwise stated all accounting terms used in this Agreement shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature required to be made shall be made in a manner consistent with GAAP and past practice.

[REMAINDER OF THE AGREEMENT IS INTENTIONALLY BLANK]

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            IN WITNESS WHEREOF, the undersigned have executed and delivered this Agreement as of the day and year first above written.

BRIDGEPORT VENTURES INC.

   By: (signed) “Shastri Ramnath”
          Name: Shastri Ramnath
          Title: President and Chief Executive Officer

PREMIER ROYALTY CORPORATION

   By: (signed) “Abraham Drost”
           Name: Abraham Drost
          Title: Chairman

PREMIER GOLD MINES LIMITED

   By: (signed) “John Seaman”
           Name: John Seaman
           Title: Director

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SCHEDULE A
DEFINITIONS

“Aberdeen” means Aberdeen International Inc.

“Aberdeen Convertible Debenture” means the 8% $9,400,000 principal amount convertible debenture of Premier Royalty dated May 31, 2012.

“Aberdeen Royalty Purchase Agreement” means the royalty purchase agreement dated as of April 24, 2012 relating to the Buffelsfontein Mine and Mine Waste Solutions Property (Republic of South Africa) between Aberdeen, Premier Gold and Premier Royalty.

“Advisors” when used with respect to any Person, shall mean such Person’s directors, officers, employees, representatives, agents, counsel, accountants, engineers, and consultants.

“Affiliate” shall have the meaning ascribed to such term in National Instrument 45-106 of the Canadian Securities Administrators.

“Agreement” means this Business Combination Agreement, as it may be amended or supplemented at any time and from time to time after the date hereof.

“Arranged Bridgeport Shareholders” shall have the meaning ascribed to such term in Section 7.9(c) hereof.

“Arrangement” means an arrangement under Section 182 of the OBCA, on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the provisions of this Agreement or Section 6.1 of the Plan of Arrangement, or made at the direction of the Court in the Final Order.

“Arrangement Resolution” means the special resolution of the holders of Bridgeport Shares and Existing Bridgeport Warrants approving the Arrangement.

“Associate” shall have the meaning ascribed to such term in the Securities Act (Ontario).

“Books and Records” means all files, ledgers and correspondence, reports, texts, notes, engineering, environmental and feasibility studies, data, specifications, memoranda, invoices, receipts, accounts, accounting records and books, financial statements, financial working papers and all other records and documents of any nature or kind whatsoever in the possession or under the control of Premier Royalty or Bridgeport, as applicable, including, without limitation, those recorded, stored, maintained, operated, held or otherwise wholly or partly dependent on discs, tapes and other means of storage including, without limitation, any electronic, magnetic, mechanical, photographic or optical process, whether computerized or not (and all software, passwords and other information and means of or for access thereto), belonging to Premier Royalty or Bridgeport, as applicable.

“Breaching Party” shall have the meaning ascribed to such term in Section 11.2.

“Bridgeport” means Bridgeport Ventures Inc., a corporation existing under the OBCA.

“Bridgeport Dissent Procedures” means the dissent procedures for Bridgeport Shareholders as will be more particularly described in the Circular.

“Bridgeport Dissenting Shareholder” means a registered Bridgeport Shareholder who dissents in respect of the Arrangement Resolution in strict compliance with the Bridgeport Dissent Procedures.

“Bridgeport Group” means Bridgeport and Bridgeport Gold Inc.

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“Bridgeport Group Member” means Bridgeport and Bridgeport Gold Inc. or any one of them.

“Bridgeport Lock Up Agreements” means the agreement or agreements among Premier Royalty, Premier Gold and each of the Bridgeport Locked Up Securityholders.

“Bridgeport Locked Up Securityholders” means each of the directors, officers and shareholders of Bridgeport, who have entered into Bridgeport Lock Up Agreements.

“Bridgeport Meeting” means the annual and special meeting of the Bridgeport Shareholders and Existing Bridgeport Warrantholders to be held to approve, inter alia, the annual business, the Arrangement Resolution, the Share Incentive Plan Resolution and such other matters as the Parties may agree on, and any and all adjournments or postponements of such meeting.

“Bridgeport Options” means the currently issued and outstanding options to purchase common shares in the capital of Bridgeport.

“Bridgeport Securities Documents” shall have the meaning ascribed to such term in Section 4.6.

“Bridgeport Shareholders” means the holders of Bridgeport Shares or New Bridgeport Shares, as the case may be.

“Bridgeport Shares” means the common shares in the capital of Bridgeport prior to giving effect to the Consolidation.

“Bridgeport Stock Option Plan” means the stock option plan approved by the shareholders of Bridgeport on December 18, 2007, as amended and reapproved from time to time.

“Bridgeport Warrants” means the warrants of Bridgeport, with each warrant entitling the holder thereof to purchase one New Bridgeport Share at a price of $2.00 for a period of four years following the Effective Date provided that:

(a)	such warrant shall not be exercisable until the date that is six months following the Effective Date ( the “Trigger Date”); and

(b)

if at any time after the Trigger Date and prior to the second anniversary of the Effective Date, the closing price of the New Bridgeport Shares on the principal market on which such shares trade (the “Exchange”) is equal to or exceeds $4.00 for 20 consecutive trading days, or at any time after the second anniversary of the Effective Date, the closing price of the New Bridgeport Shares on the Exchange is equal to or exceeds $6.00 for 20 consecutive trading days, Bridgeport may accelerate the expiry date of the Bridgeport Warrants, in which event, the Bridgeport Warrants shall expire upon the date which is 60 days following the dissemination of a press release by Bridgeport announcing such accelerated expiry date.

“Business Day” means any day other than a Saturday or Sunday or other day on which Canadian Chartered Banks located in the City of Toronto are required or permitted to close.

“Business Combination” means the transactions contemplated by this Agreement, including the Arrangement.

“Canadian Securities Laws” means the Securities Act (or equivalent legislation) in each of the Provinces of Ontario, Alberta and British Columbia and the respective regulations under such legislation together with applicable published rules, regulations, policy statements, national instruments and memoranda of understanding of the Canadian Securities Administrators and the securities regulatory authorities in such Provinces and includes the policies of the TSX.

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“Certificate of Arrangement” means the Certificate of Arrangement giving effect to the Arrangement issued by the Director pursuant to subsection 183(2) of the OBCA.

“Circular” means the management information circular of Bridgeport to be provided to the Bridgeport Shareholders and the Existing Bridgeport Warrantholders in respect of the annual matters, the Arrangement Resolution, the Stock Incentive Plan Resolution and such other matters (if any) to be considered at the Bridgeport Meeting.

“Class II Premier Royalty Gold Warrant” shall have the meaning ascribed to such term in section 1.3(i) hereof.

“Contract” means any contract, lease, agreement, instrument, license, commitment, order, or quotation, written or oral.

“Consolidation” means consolidation of the Bridgeport Shares on the basis of one New Bridgeport Share for every four existing Bridgeport Shares.

“Convertible Bridge Loan” means the convertible bridge loan agreement between Premier Gold, as lender, and Premier Royalty, as borrower, in the principal amount of up to $28,000,000, dated as of May 31, 2012, of which $11,500,000 has been advanced to Premier Royalty in connection with the purchase pursuant to the Aberdeen Royalty Purchase Agreement as of August 7, 2012.

“Convertible Debentures” means the convertible debentures issued by Premier Royalty in the aggregate principal amount of $11.5 million in connection with the Financing.

“Court” means Superior Court of Justice (Commercial List).

“Deemed Price” means $0.35, being the deemed price per each New Bridgeport Share to be issued pursuant to the Arrangement.

“Dissent Rights” shall have the meaning ascribed to such term in Section 2.1.

“Effective Date” means the date shown on the Certificate of Arrangement issued under the OBCA giving effect to the Arrangement.

“Effective Time” means the time when the Arrangement will be deemed to have been completed, which shall be 12:01 a.m., Toronto time, on the Effective Date.

“Employee Plans” means all plans, arrangements, agreements, programs, policies or practices, whether oral or written, formal or informal, funded or unfunded, maintained for employees, including, without limitation:

(a)	any employee benefit plan or material fringe benefit plan;

(b)

any retirement savings plan, pension plan or compensation plan, including, without limitation, any defined benefit pension plan, defined contribution pension plan, group registered retirement savings plan or supplemental pension or retirement income plan;

(c)

any bonus, profit sharing, deferred compensation, incentive compensation, stock compensation, stock purchase, hospitalization, health, drug, dental, legal disability, insurance (including without limitation unemployment insurance), vacation pay, severance pay or other benefit plan, arrangement or practice with respect to employees or former employees, individuals working on contract, or other individuals providing services of a kind normally provided by employees; and

A-3

(d)	where applicable, all statutory plans, including, without limitation, the Canada or Québec Pension Plans.

“Encumbrance” means, whether or not registered or registrable or recorded or recordable, and regardless of how created or arising:

(a)

a mortgage, bond, assignment of receivable, lien, encumbrance, adverse claim, charge, execution, title defect, exception, right of pre-emption, privilege, security interest, hypothec or pledge, whether fixed or floating, against assets or property (whether real, personal, mixed, tangible or intangible), conditional sales contract, title retention agreement, and a subordination to any right or claim of others in respect thereof;

(b)	a claim, interest or estate against or in assets or property (whether real, personal, mixed, tangible or intangible), granted to or reserved or taken by any Person;

(c)	an option or other right to acquire, or to acquire any interest in, any assets or property (whether real, personal, mixed, tangible or intangible);

(d)	any other encumbrance of whatsoever nature and kind against assets or property (whether real, personal, mixed, tangible or intangible); and

(e)	any agreement to create, or right capable of becoming, any of the foregoing.

“Environmental Laws” means Laws regulating or pertaining to the generation, discharge, emission or release into the environment (including without limitation ambient air, surface water, groundwater or land), spill, receiving, handling, use, storage, containment, treatment, transportation, shipment, disposition or remediation or clean-up of any Hazardous Substance, as such Laws are amended and in effect as of the date hereof.

“Existing Bridgeport Warrantholders” means the registered holders of Existing Bridgeport Warrants. “Existing Bridgeport Warrants” means the October 2014 Warrants, the First December 2012 Warrants, the Second December 2012 Warrants and the Third December 2012 Warrants, collectively.

“Final Order” means the final order of the Court approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Time or, if appealed, unless that appeal is withdrawn or denied, as affirmed or as amended on appeal.

“Financing” means the non-brokered private placements of Convertible Debentures completed by Premier Royalty on July 6, 2012 and July 10, 2012 for aggregate gross proceeds of $11.5 million.

“First December 2012 Warrants” means the 12,590,000 warrants to purchase Bridgeport Shares at an exercise price of $1.50 on or prior to December 1, 2012 (on a pre-consolidated basis).

“GAAP” means generally accepted accounting principles in effect from time to time in Canada, being those accounting principles set forth in the Handbook or other official record of accounting principles in Canada from time to time published by the Institute of Chartered Accountants in Canada, as such principles may be amended, varied or replaced by International Financial Reporting Standards (IFRS) then in effect and generally accepted in Canada and adopted or required to have been adopted, as consistently applied.

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“Gualcamayo Royalty” means the 1% net smelter return royalty on the mineral concessions, comprising the Gualcamayo Mine located in San Juan, Argentina.

“Golden Arrow Share Purchase Agreement” means the share purchase agreement among Golden Arrow Resources Corporation, Premier Royalty and Premier Gold dated May 23, 2012 pursuant to which Premier Royalty has agreed to acquire an indirect interest in the Gualcamayo Royalty.

“Government” means:

(a)	the government of Canada, or any foreign country;

(b)	the government of any Province, county, municipality, city, town, or district of Canada, or any foreign country; and

(c)

any ministry, agency, department, authority, commission, administration, corporation, bank, court, magistrate, tribunal, arbitrator, instrumentality, or political subdivision of, or within the geographical jurisdiction of, any government described in the foregoing clauses (a) and (b).

“Governmental” means pertaining to any Government.

“Group Member” means and includes any Party and its other group members as the context requires.

“Hazardous Substance” shall include petroleum products, hazardous substances, hazardous waste, or hazardous materials and any other pollutants or contaminants.

“IFRS” means International Financial Reporting Standards, consistently applied.

“Interim Order” means an order of the Court made pursuant to Section 182(5) of the OBCA in respect of the Arrangement providing for, among other things, the calling and holding of the Bridgeport Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement Resolution.

“ITA” means the Income Tax Act (Canada), as amended, and all regulations thereunder, as amended.

“Law” means any of the following of, or issued by, any Government, in effect on or prior to the date hereof, including any amendment, modification or supplementation of any of the following from time to time subsequent to the original enactment, adoption, issuance, announcement, promulgation or granting thereof and prior to the date hereof: any statute, law, act, ordinance, code, rule or regulation of any writ, injunction, award, decree, judgment or order.

“Letter of Transmittal” means the letter of transmittal to be caused to be delivered by Bridgeport to Bridgeport Shareholders and Premier Royalty Shareholders providing for the delivery of Bridgeport Shares and Premier Royalty Shares to the Depositary.

“liability” of any Person means and include:

(a)

any right against such Person to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured;

(b)

any right against such Person to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to any equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured; and

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(c)	any obligation of such Person for the performance of any covenant or agreement (whether for the payment of money or otherwise).

“Material Adverse Change” or “Material Adverse Effect” means, with respect to either Party any change, event, effect, occurrence or state of facts that has, or could reasonably be expected to constitute a material adverse change in respect of or to have a material adverse effect on, the business, properties, assets, liabilities (including contingent liabilities), prospects, results of operations or financial condition of the party and its subsidiaries, as applicable, taken as a whole. The foregoing shall not include any change or effects attributable to: (i) changes relating to general economic, political or financial conditions; (ii) relating to the state of securities or commodities markets in general; (iii) changes affecting the worldwide mining industry in general which does not have a materially disproportionate effect on the Party; (iv) changes in the price of gold; or (v) the announcement of the Business Combination.

“Nevada Properties” means the ten properties of Bridgeport acquired from Fronteer Gold Inc. and the additional 180 claims contiguous to such acquired properties.

“New Bridgeport Options” means options to purchase New Bridgeport Shares.

“New Bridgeport Shareholders” means holders of the New Bridgeport Shares.

“New Bridgeport Shares” means the common shares of Bridgeport after giving effect to the Consolidation.

“New Share Incentive Plan” means the share incentive plan of Bridgeport, in form and substance satisfactory to Premier Gold, to be submitted to Bridgeport Shareholders at the Bridgeport Meeting.

“Non-Offending Persons” shall have the meaning ascribed to such term in Section 7.7.

“OBCA” means the Business Corporations Act (Ontario) as amended.

“October 2014 Warrants” means the 6,575,000 warrants to purchase Bridgeport Shares at an exercise price of $0.50 on or prior to October 7, 2014 (on a pre-consolidated basis).

“Operator” means the operator of a Property.

“Parties” and “Party” means the parties to this Agreement.

“penalty” means any civil or criminal penalty (including any interest thereon), fine, levy, lien, assessment, charge, monetary sanction or payment, or any payment in the nature thereof, of any kind, required to be made to any Government under any Law.

“Person” means any corporation, partnership, limited liability company or partnership, joint venture, trust, unincorporated association or organization, business, enterprise or other entity; any individual; and any Government.

“Plan of Arrangement” means the Plan of Arrangement annexed hereto as Schedule “B”, as such Plan may be amended, modified or supplemented from time to time in accordance with the provisions hereof or Section 6.1 of the Plan of Arrangement or at the direction of the Court in the Final Order.

“Post-Consolidation Deemed Price” means $1.40, being the Deemed Price multiplied by four.

“Premier Gold” means Premier Gold Mines Limited, a corporation existing under the laws of Ontario.

“Premier Royalty” means Premier Royalty Corporation, a corporation existing under the laws of Ontario.

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“Premier Royalty Aberdeen Warrants” shall have the meaning ascribed to such term in section 1.3( k) hereof.

“Premier Royalty Gold Warrant” shall have the meaning ascribed to such term in Section 1.3(h) hereof.

“Premier Royalty Golden Arrow Warrants” means warrants to purchase an aggregate of up to 1,000,000 common shares of Premier Royalty or New Bridgeport Shares, as the case may be, at an exercise price equal to 120% of the opening trading price of the New Bridgeport Shares on the TSX immediately following the Effective Date and expiring 24 months after the date of issue of such warrants, which warrants shall be issued to Golden Arrow Resources Corporation in the event that the acquisition of Inversiones Mineras Australes Holdings (BVI) Inc. has been completed by Premier Royalty.

“Premier Royalty Shareholders” means the holders of the issued and outstanding Premier Royalty Shares.

“Premier Royalty Shares” means the common shares in the capital of Premier Royalty.

“Premier Royalty Units” shall have the meaning ascribed to such term in Section 1.3(h) hereof.

“Premier Royalty Warrants” means collectively the Premier Royalty Aberdeen Warrants, the Premier Royalty Gold Warrants and the Class II Premier Royalty Gold Warrants, collectively.

“Premier Subsidiaries” means Premier Gold Mines U.S.A. Inc. and Premier Royalty U.S.A. Inc.

“Properties” means the properties described in Schedule E hereto, and “Property” means any one of them.

“Property Rights” shall have the meaning ascribed to such term in Section 4.2(d) hereof.

“Royalties” mean the royalties described in Schedule C.

“Royalty Agreements” mean the agreements described in Schedule D.

“SEC” means the U.S. Securities and Exchange Commission.

“Second December 2012 Warrants” means the up to 9,142,500 warrants to purchase Bridgeport Shares at an exercise price of $1.40 on or prior to December 20, 2012 (on a pre-consolidated basis).

“Share Incentive Plan Resolution” means the resolution of the holders of Bridgeport Shares approving the New Share Incentive Plan.

“subsidiary” means, with respect to a specified corporation, any corporation of which more than fifty per cent (50%) of the outstanding shares ordinarily entitled to elect a majority of the Board of Directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified corporation, and shall include any corporation in like relation to a subsidiary.

“Tax” and “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes and charges, sales taxes, use taxes, ad valorem taxes, value added taxes, subsoil use or extraction taxes and ownership fees, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, licence taxes, withholding taxes, health taxes, payroll taxes, employment taxes, Canada or Quebec Pension Plan premiums, excise, severance, social security, workers’ compensation, employment insurance or compensation taxes, mandatory pension and other social fund taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, harmonized sales tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, and any installments in respect thereof, together with any interest, fines and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, fines penalties, additional taxes and additions to tax imposed with respect to the foregoing and including any amount in respect of the foregoing as a transferee or successor, guarantor or surety or in a similar capacity under any contract, arrangement, agreement, understanding, or commitment (whether written or oral) or by operation of law and any liability for the payment of any Taxes described herein as a result of being a member of an Affiliated, consolidated, combined or unitary group for any period as a result of any Tax sharing or Tax allocation agreement, arrangement or understanding;

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“Tax Return” means all returns, amended returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority in Canada.

“Termination Date” means November 15, 2012.

“Third December 2012 Warrants” means the 1,035,000 warrants to purchase units at an exercise price of $1.00 on or prior to December 20, 2012, with each unit consisting of one Bridgeport Share and one-half of one Second December 2012 Warrant (on a pre-consolidated basis).

“Thunder Creek Agreement” means the royalty purchase agreement dated June 22, 2012 between Premier Royalty, Premier Gold and the Thunder Creek Royalty Vendors.

“Thunder Creek Royalty” means the 1% Net Smelter Return royalty on certain mining claims which comprise the Thunder Creek Deposit of the Timmins West Mine owned and operated by Lake Shore Gold Mines Ltd.

“Thunder Creek Royalty Vendors” means James Croxall and Dennis Miller.

“TSX” means the Toronto Stock Exchange

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

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SCHEDULE B
PLAN OF ARRANGEMENT
UNDER SECTION 182 OF THE
BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE I
DEFINITIONS AND INTERPRETATION

1.1      Definitions

            In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)	“Aberdeen” means Aberdeen International Inc.

(b)	“Aberdeen Convertible Debenture” means the 8% $9,400,000 principal amount convertible debenture of Premier Royalty dated May 31, 2012.

(c)

“Aberdeen Royalty Purchase Agreement” means the royalty purchase agreement dated as of April 24, 2012 relating to the Buffelsfontein Mine and Mine Waste Solutions Property (Republic of South Africa) between Aberdeen, Premier Gold and Premier Royalty.

(d)

“Arrangement” means an arrangement under Section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations hereto made in accordance with the provisions of the Business Combination Agreement, Section 6.1 hereof, or made at the direction of the Court in the Final Order.

(e)	“Arrangement Resolution” means the special resolution of the holders of Bridgeport Shares and Existing Bridgeport Warrants approving the Arrangement.

(f)	“Bridgeport” means Bridgeport Ventures Inc., a corporation existing under the OBCA.

(g)

“Bridgeport Dissent Procedures” means the dissent procedures for Bridgeport Shareholders as will be more particularly described in the circular to be delivered to the Bridgeport Shareholders in connection with the Bridgeport Meeting.

(h)

“Bridgeport Meeting” means the annual and special meeting of the Bridgeport Shareholders and Existing Bridgeport Warrantholders to be held to approve, inter alia, the annual business, the Arrangement Resolution, the Share Incentive Plan Resolution and such other matters as the parties may agree on, and any and all adjournments or postponements of such meeting.

(i)	“Bridgeport Options” means the currently issued and outstanding options to purchase common shares in the capital of Bridgeport.

(j)	“Bridgeport Shareholders” means the holders of Bridgeport Shares or New Bridgeport Shares, as the case may be.

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(k)	“Bridgeport Shares” means the common shares in the capital of Bridgeport, prior to giving effect to the Consolidation.

(l)

“Bridgeport Warrants” means the warrants of Bridgeport, with each warrant entitling the holder thereof to purchase one New Bridgeport Share at a price of $2.00 for a period of four years following the Effective Date provided that:

(i) such warrant shall not be exercisable until the date that is six months following the Effective Date ( the “Trigger Date”); and

(ii)

if at any time after the Trigger Date and prior to the second anniversary of the Effective Date, the closing price of the New Bridgeport Shares on the principal market on which such shares trade (the “Exchange”) is equal to or exceeds $4.00 for 20 consecutive trading days, or at any time after the second anniversary of the Effective Date, the closing price of the New Bridgeport Shares on the Exchange is equal to or exceeds $6.00 for 20 consecutive trading days, Bridgeport may accelerate the expiry date of the Bridgeport Warrants, in which event, the Bridgeport Warrants shall expire upon the date which is 60 days following the dissemination of a press release by Bridgeport announcing such accelerated expiry date.

(m)

“Business Combination Agreement” means the business combination arrangement agreement dated as of August 7, 2012 between Premier Gold, Premier Royalty and Bridgeport as amended, amended and restated or supplemented prior to the Effective Date.

(n)	“Business Day” means any day other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario.

(o)	“Class II Premier Royalty Gold Warrant” shall have the meaning ascribed to such term in section 3.1(i) hereof.

(p)	“Consolidation” means the consolidation of the Bridgeport Shares on the basis of one New Bridgeport Share for every four existing Bridgeport Shares.

(q)

“Convertible Bridge Loan” means the convertible bridge loan agreement between Premier Gold, as lender, and Premier Royalty, as borrower, in the principal amount of up to $28,000,000, dated as of May 31, 2012.

(r)	“Convertible Debentures” means the convertible debentures issued by Premier Royalty in the aggregate principal amount of $11.5 million in connection with the Financing.

(s)	“Court” means the Superior Court of Justice (Commercial List).

(t)	“CRA” means the Canada Revenue Agency.

(u)	“Deemed Price” means $0.35, being the deemed price per each New Bridgeport Share to be issued pursuant to the Arrangement.

(v)

“Depositary” means Valiant Trust Company or any other trust company, bank or financial institution agreed to in writing between Bridgeport and Premier Gold for the purpose of, among other things, exchanging certificates representing Bridgeport Shares and Premier Royalty Shares for New Bridgeport Shares in connection with the Arrangement.

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(w)	“Dissent Rights” shall have the meaning ascribed thereto in Article IV.

(x)

“Dissenting Shareholder” means a registered holder of Bridgeport Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such dissent and who is ultimately entitled to be paid fair value for its Bridgeport Shares.

(y)	“Effective Date” means the date shown on the Certificate of Arrangement issued under the OBCA giving effect to the Arrangement.

(z)	“Effective Time” means the time when the Arrangement will be deemed to have been completed, which shall be 12:01 a.m. (Toronto Time) on the Effective Date.

(aa)	“Encumbrances” means, whether or not registered or registrable or recorded or recordable, and regardless of how created or arising:

(i)

a mortgage, bond, assignment of receivable, lien, encumbrance, adverse claim, charge, execution, title defect, exception, right of pre-emption, privilege, security interest, hypothec or pledge, whether fixed or floating, against assets or property (whether real, personal, mixed, tangible or intangible), conditional sales contract, title retention agreement, and a subordination to any right or claim of others in respect thereof;

(ii) a claim, interest or estate against or in assets or property (whether real, personal, mixed, tangible or intangible), granted to or reserved or taken by any Person;

(iii) an option or other right to acquire, or to acquire any interest in, any assets or property (whether real, personal, mixed, tangible or intangible);

(iv) any other encumbrance of whatsoever nature and kind against assets or property (whether real, personal, mixed, tangible or intangible); and

(v) any agreement to create, or right capable of becoming, any of the foregoing.

(bb)	“Existing Bridgeport Warrants” means the October 2014 Warrants, the First December 2012 Warrants, the Second December 2012 Warrants and the Third December 2012 Warrants, collectively.

(cc)

“Final Order” means the final order of the Court approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Time or, if appealed, unless that appeal is withdrawn or denied, as affirmed or as amended on appeal.

(dd)	“final proscription date” shall have the meaning ascribed to such term in Section 5.6 hereof.

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(ee)	“Financing” means the non-brokered private placements of Convertible Debentures completed by Premier Royalty on July 6, 2012 and July 10, 2012 for aggregate gross proceeds of $11.5 million.

(ff)	“First December 2012 Warrants” means the 12,590,000 warrants to purchase Bridgeport Shares at an exercise price of $1.50 on or prior to December 1, 2012 (on a pre-consolidated basis).

(gg)

“Interim Order” means an order of the Court made pursuant to Section 182(5) of the OBCA in respect of the Arrangement providing for, among other things, the calling and holding of the Bridgeport Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement Resolution.

(hh)	“ITA” means the Income Tax Act (Canada), as amended, and all regulations thereunder, as amended.

(ii)

“Letter of Transmittal” means the letter of transmittal to be caused to be delivered by Bridgeport to the Bridgeport Shareholders and the Premier Royalty Shareholders providing for the delivery of Bridgeport Shares and Premier Royalty Shares to the Depositary.

(jj)	“New Bridgeport Shares” means the common shares of Bridgeport, after giving effect to the Consolidation.

(kk)	“New Share Incentive Plan” means the share incentive plan of Bridgeport, in form and substance satisfactory to Premier Gold, to be submitted to Bridgeport Shareholders at the Bridgeport Meeting.

(ll)	“OBCA” means the Business Corporations Act (Ontario).

(mm)	“October 2014 Warrants” means the 6,575,000 warrants to purchase Bridgeport Shares at an exercise price of $0.50 on or prior to October 7, 2014 (on a pre-consolidated basis).

(nn)

“Plan of Arrangement” means this plan of arrangement, as amended, modified or supplemented from time to time in accordance with the provisions of the Business Combination Agreement or Section 6.1 herewith or at the direction of the Court in the Final Order.

(oo)	“Post-Consolidation Deemed Price” means $1.40, being the Deemed Price multiplied by four.

(pp)	“Premier Gold” means Premier Gold Mines Limited, a corporation existing under the laws of Ontario.

(qq)	“Premier Royalty” means Premier Royalty Corporation, a corporation existing under the laws of Ontario.

(rr)	“Premier Royalty Aberdeen Warrants” shall have the meaning ascribed to such term in Section 3.1(k) hereof.

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(ss)	“Premier Royalty Gold Warrants” shall have the meaning ascribed to such term in Section 3.1(h) hereof.

(tt)

“Premier Royalty Golden Arrow Warrants” means warrants to purchase an aggregate of up to 1,000,000 common shares of Premier Royalty or New Bridgeport Shares, as the case may be, at an exercise price equal to 120% of the opening trading price of New Bridgeport Shares on the TSX or TSX Venture Exchange, as the case may be, immediately following the Effective Date, and expiring 24 months after the date of issue of such warrants.

(uu)	“Premier Royalty Shareholders” means the holders of the issued and outstanding Premier Royalty Shares.

(vv)	“Premier Royalty Shares” means the common shares in the capital of Premier Royalty.

(ww)	“Premier Royalty Units” shall have the meaning ascribed to such term in Section 3.1(h) hereof.

(xx)	“Premier Royalty Warrants” means collectively the Premier Royalty Aberdeen Warrants, the Premier Royalty Gold Warrants and the Class II Premier Royalty Gold Warrants, collectively.

(yy)	“Property Rights” shall have the meaning ascribed to such term in Section 4.2(d) hereof.

(zz)	“Second December 2012 Warrants” means the up to 9,142,500 warrants to purchase Bridgeport Shares at an exercise price of $1.40 on or prior to December 20, 2012 (on a pre-consolidated basis).

(aaa)

“Third December 2012 Warrants” means the 1,035,000 warrants to purchase units at an exercise price of $1.00 on or prior to December 20, 2012, with each unit consisting of one Bridgeport Share and one-half of one Second December 2012 Warrant (on a pre- consolidated basis).

(bbb)	“Thunder Creek Agreement” means the royalty purchase agreement dated June 22, 2012 between Premier Royalty, Premier Gold and the Thunder Creek Royalty Vendors.

(ccc)	“Thunder Creek Royalty Vendors” means James Croxall and Dennis Miller.

            In addition, words and phrases used herein and defined in the OBCA and not otherwise defined herein shall have the same meaning herein as in the OBCA unless the context otherwise requires.

1.2      Interpretation Not Affected by Headings

            The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof', “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

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1.3      Number, Gender and Persons

            In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4      Date for any Action

            If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5      Statutory References

            Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6      Currency

            Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

1.7      Time of the Essence

            Time shall be of the essence with respect to every provision of this Plan of Arrangement.

ARTICLE II
BUSINESS COMBINATION AGREEMENT

2.1      Business Combination Agreement

            This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Business Combination Agreement. This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on Bridgeport and all holders of Bridgeport Shares, Existing Bridgeport Warrants and Bridgeport Options.

ARTICLE III
ARRANGEMENT

3.1      Arrangement

            At the Effective Time, the following shall occur and shall be deemed to occur sequentially in the following order without any further act or formality:

(a)

each Bridgeport Share in respect of which Dissent Rights have been validly exercised before the Effective Time shall be transferred and deemed to be transferred by the registered holder thereof, without any further act or formality on its part, free and clear of all Encumbrances, to Bridgeport in consideration for the right to be paid by Bridgeport fair value for its Bridgeport Shares in an amount determined and payable in accordance with the Bridgeport Dissent Procedures, and the name of such holder will be removed from the register of holders of Bridgeport Shares;

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(b)	the Bridgeport Shares will be consolidated on the basis of one New Bridgeport Share for every four existing Bridgeport Shares;

(c)	the number of directors of Bridgeport will be increased from five to eight;

(d)

Bridgeport shall issue Bridgeport Warrants to the Bridgeport Shareholders in such amount as is equal to 0.375 of a Bridgeport Warrant for each one New Bridgeport Share held by such Bridgeport Shareholder;

(e)

each of the issued and outstanding Bridgeport Options will be adjusted to reflect the Consolidation contemplated by paragraph (b) above and the issuance of the Bridgeport Warrants contemplated by paragraph (d) above such that upon the exercise of each Bridgeport Option, in accordance with its terms, the holder shall receive one-quarter of one New Bridgeport Shares and together with 0.375 of a Bridgeport Warrant (for each New Bridgeport Share issued upon the exercise of such Bridgeport Option) at the current exercise price of such Bridgeport Option, in lieu of the number of Bridgeport securities otherwise issuable upon such exercise;

(f)

each of the issued and outstanding October 2014 Warrants, First December 2012 Warrants and Second December 2012 Warrants will be adjusted to reflect the Consolidation contemplated by paragraph (b) above and the issuance of the Bridgeport Warrants contemplated by paragraph (d) above such that upon the exercise of each October 2014 Warrant, First December 2012 Warrant or Second December 2012 Warrant, as applicable, in accordance with their respective terms, the holder shall receive one-quarter of one New Bridgeport Share together with 0.375 of a Bridgeport Warrant (for each New Bridgeport Share issued upon the exercise of such warrant) at the current exercise price of such warrant, in lieu of the number of Bridgeport securities otherwise issuable upon such exercise;

(g)

each issued and outstanding Third December 2012 Warrant will be adjusted to reflect the Consolidation contemplated by paragraph (b) above and the issuance of the Bridgeport Warrants contemplated by paragraph (d) above such that upon exercise of each such Third December 2012 Warrant, in accordance with its terms, the holder shall receive one- quarter of one New Bridgeport Share and 0.50 of a Second December 2012 Warrant, together with 0.375 of a Bridgeport Warrant (for each New Bridgeport Share issued upon the exercise of such Third December 2012 Warrant), at the current exercise price of such Third December 2012 Warrant in lieu of the number of Bridgeport securities otherwise issuable upon such exercise.

(h)

in the event that Premier Gold elects to convert any portion of the principal amount outstanding under the Convertible Bridge Loan together with all accrued interest thereon, which election may be made at any one time prior to the Effective Time and shall be effective as at the Effective Time, Premier Royalty shall issue units of Premier Royalty (the “Premier Royalty Units”) to Premier Gold in such amount as is equal to the converted amount of the principal amount outstanding under the Convertible Bridge Loan together with all accrued interest thereon divided by $1.40 (being the Post-Consolidation Deemed Price), all in accordance with the terms of the Convertible Bridge Loan. Each Premier Royalty Unit shall consist of one Premier Royalty Share and 0.375 of a warrant of Premier Royalty (each whole warrant, a “Premier Royalty Gold Warrant”). Each Premier Royalty Gold Warrant shall be exercisable to acquire one Premier Royalty Share at a price of $2.00 for a period of four years from the date of issuance of such warrant subject to the same expiry acceleration provisions as the Bridgeport Warrants;

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(i)

Premier Royalty shall issue to Premier Gold (A) 2,800,000 Premier Royalty Gold Warrants, provided that such number of warrants shall be reduced by the number of Premier Royalty Gold Warrants that are issued to Premier Gold pursuant to paragraph (h) above, and, if any, and (B) 1,457,500 warrants of Premier Royalty (each a “Class II Premier Royalty Gold Warrant”). Each Class II Premier Royalty Gold Warrant shall be exercisable to acquire one Premier Royalty Share at a price of $2.00 until October 7, 2014, all in accordance with the terms of the Convertible Bridge Loan;

(j)

Premier Royalty shall issue Premier Royalty Shares to Aberdeen in such amount as is equal to the principal amount outstanding under the Aberdeen Convertible Debenture together with all accrued interest thereon as at the Effective Date divided by $1.26 (being the Post-Consolidation Deemed Price less 10%), all in accordance with the terms of the Aberdeen Convertible Debenture;

(k)

Premier Royalty shall issue warrants to Aberdeen (the “Premier Royalty Aberdeen Warrants”) in such amount as is equal to 50% multiplied by the number of Premier Royalty Shares issued to Aberdeen pursuant to paragraph (j) above. Each Premier Royalty Aberdeen Warrant shall be exercisable to acquire one Premier Royalty Share at a price of $1.75 (being the Post-Consolidation Deemed Price multiplied by a factor of 1.25) for a period of two years following the date of issuance of such warrants, all in accordance with the terms of the Aberdeen Royalty Purchase Agreement;

(l)

Premier Royalty shall issue an aggregate of 357,142 Premier Royalty Shares, representing $500,000 divided by $1.40 (being the Post-Consolidation Deemed Price) to the Thunder Creek Royalty Vendors, all in accordance with the terms of the Thunder Creek Agreement;

(m)

Premier Royalty shall issue Premier Royalty Units to each holder of Convertible Debentures in such amount as is equal to the principal amount outstanding under its Convertible Debentures together with all accrued interest thereon divided by $1.40 (being the Post-Consolidation Deemed Price), all in accordance with the terms of the Convertible Debentures;

(n)	each Premier Royalty Share outstanding shall be deemed to be exchanged by the Premier Royalty Shareholders for one New Bridgeport Share and pursuant to such exchange:

(i)

such Premier Royalty Shareholder shall cease to be a holder of Premier Royalty Shares and the name of such Premier Royalty Shareholder shall be deemed to be removed from the register of holders of Premier Royalty Shares;

	(ii)	each Premier Royalty Share shall be acquired by Bridgeport free and clear of any Encumbrances; and

(iii)

Bridgeport shall issue and cause to be delivered to each such former Premier Royalty Shareholder certificates representing the New Bridgeport Shares to which such holder is entitled as aforesaid and the name of such Premier Royalty Shareholder shall be added to the register of holders of New Bridgeport Shares showing such holder as the registered holder of New Bridgeport Shares so issued, provided that a holder of Premier Royalty Shares that are evidenced by certificates must submit a Letter of Transmittal together with its share certificates in accordance with this Plan of Arrangement in order to receive its New Bridgeport Shares;

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(o)

in the event the acquisition of Inversiones Mineras Australes Holdings (BVI) Inc. has been completed by Premier Royalty prior to the Effective Date, the Premier Royalty Golden Arrow Warrants, if outstanding immediately prior to the Effective Time, shall remain outstanding and shall be exercisable into New Bridgeport Shares (in lieu of Premier Royalty Shares) in accordance with their terms;

(p)	the Premier Royalty Warrants shall remain outstanding and shall be exercisable into New Bridgeport Shares (in lieu of Premier Royalty Shares) in accordance with their terms;

(q)	the name of Bridgeport shall be changed to “Premier Royalty Inc.”; and

(r)	provided, however, that none of the foregoing shall occur or be deemed to occur unless all of the foregoing occurs.

3.2      Post-Effective Time Procedures

            On or promptly after the Effective Date, Bridgeport shall deliver or arrange to be delivered to the Depositary certificates representing the New Bridgeport Shares and the Bridgeport Warrants required to be issued to Bridgeport Shareholders and the former Premier Royalty Shareholders, pursuant to Section 3.1 hereof, which certificates shall be held by the Depositary as agent and nominee for such securityholders, for distribution to such securityholders in accordance with the provisions of Article V hereof.

3.3      No Fractional Shares or Warrants

            No fractional New Bridgeport Shares shall be issued pursuant to Section 3.1. The number of New Bridgeport Shares to be issued shall be rounded down to the nearest whole New Bridgeport Share and no consideration shall be payable for any fraction of a New Bridgeport Share.

            No fractional Bridgeport Warrants shall be issued pursuant to Section 3.1. The number of Bridgeport Warrants to be issued shall be rounded down to the nearest whole Bridgeport Warrant and no consideration shall be payable for any fraction of a Bridgeport Warrant.

            No fractional Premier Royalty Golden Arrow Warrants or Premier Royalty Warrants shall be issued pursuant to Section 3.1. The number of Premier Royalty Warrants to be issued shall be rounded down to the nearest whole Premier Royalty Warrant and no consideration shall be payable for any fraction of a Premier Royalty Warrant.

ARTICLE IV
DISSENT RIGHTS

4.1      Dissent Rights

            Holders of Bridgeport Shares may exercise Dissent Rights from the Arrangement Resolution pursuant to and in the manner set forth under section 185 of the OBCA, provided that notwithstanding subsection 185(6) of the OBCA, the written objection to the Arrangement Resolution must be sent to Bridgeport by holders who wish to dissent and received by Bridgeport not later than 5:00 p.m. (Toronto Time) on the date that is two Business Days immediately prior to the Bridgeport Meeting or any date to which the Bridgeport Meeting may be postponed or adjourned and provided further that holders who exercise such Dissent Rights and who:

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(i)

are ultimately entitled to be paid fair value for their Bridgeport Shares, which fair value shall be the fair value of such shares as at the close of business on the day prior to the Bridgeport Meeting and shall be paid an amount equal to such fair value by Bridgeport; and

(ii)

are ultimately not entitled, for any reason, to be paid fair value for their Bridgeport Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Bridgeport Shares, but in no case shall Bridgeport or any other person be required to recognize holders of Bridgeport Shares who exercise Dissent Rights as holders of Bridgeport Shares after the time that is immediately prior to the Effective Time, and the names of such holders of Bridgeport Shares who exercise Dissent Rights shall be deleted from the central securities register as holders of Bridgeport Shares at the Effective Time.

ARTICLE V
DELIVERY OF NEW BRIDGEPORT SHARES AND BRIDGEPORT WARRANTS

5.1	Delivery of New Bridgeport Shares

(a)

Bridgeport shall cause to be forwarded to each Bridgeport Shareholder and each holder of a certificate representing Premier Royalty Shares, at the address of such Bridgeport Shareholder or holder of Premier Royalty Shares as it appears on the register of Bridgeport Shares or Premier Royalty Shares, as applicable, a Letter of Transmittal and instructions for obtaining deliver of the certificates representing the New Bridgeport Shares allotted and issued to such shareholders pursuant to the Arrangement.

(b)

Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Bridgeport Shares or Premier Royalty Shares, as the case may be, together with a letter of Transmittal that will be delivered to such shareholder and such other documents and instruments as would have been required to effect the transfer of the Bridgeport Shares or the Premier Royalty Shares, as the case may be, or as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the New Bridgeport Shares that such holder is entitled to receive in accordance with Section 3.1 hereof.

(c)

After the Effective Time and until surrendered for cancellation as contemplated by Section 5.1(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Bridgeport Shares or Premier Royalty Shares, as the case may be, shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing the New Bridgeport Shares pursuant to Section 3.1 hereof.

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5.2      Delivery of Bridgeport Warrants

            As soon as practicable following the Effective Time, the Depositary shall deliver to the Bridgeport Shareholders existing immediately before the Effective Time, certificates representing the Bridgeport Warrants that such holders are entitled to receive in accordance with Section 3.1 hereof, at the address specified in the register of holders of Bridgeport Shares at that time.

5.3      Lost Certificates

            In the event any certificate, that immediately prior to the Effective Time represented one or more outstanding Bridgeport Shares or Premier Royalty Shares that were exchanged for New Bridgeport Shares in accordance with Section 3.1 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the New Bridgeport Shares that such holder is entitled to receive in accordance with Section 3.1 hereof. When authorizing such delivery of a certificate representing the New Bridgeport Shares that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such New Bridgeport Shares is to be delivered shall, as a condition precedent to the delivery of such New Bridgeport Shares, give a bond satisfactory to Bridgeport and the Depositary in such amount as Bridgeport and the Depositary may direct, or otherwise indemnify Bridgeport and the Depositary in a manner satisfactory to Bridgeport and the Depositary, against any claim that may be made against Bridgeport or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall take such actions as may be required by the articles of Bridgeport or Premier Royalty.

5.4      Distributions with Respect to Unsurrendered Certificates

            No dividend or other distribution declared or made after the Effective Time with respect to New Bridgeport Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Bridgeport Shares or Premier Royalty Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.3 hereof. Subject to applicable law and to Section 5.5 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the New Bridgeport Shares be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such New Bridgeport Shares.

5.5      Withholding Rights

             Bridgeport and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any person hereunder and from all dividends or other distributions otherwise payable to any Bridgeport Shareholder or former Premier Royalty Shareholder such amounts as Bridgeport or the Depositary are required to deduct and withhold with respect to such payment under the ITA or any provision of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to any Bridgeport Shareholder or former Premier Royalty Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate governmental authority.

5.6      Limitation and Proscription

             Subject to any applicable laws relating to unclaimed property, to the extent that a Bridgeport Shareholder or a former Premier Royalty Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.3 hereof on or before the date that is six years after the Effective Date (the “final proscription date”), then the New Bridgeport Shares that such Bridgeport Shareholder or former Premier Royalty Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such New Bridgeport Shares, shall be delivered to Bridgeport by the Depositary and such certificates shall be cancelled by Bridgeport, and the interest of the Bridgeport Shareholder or former Premier Royalty Shareholder, as the case may be, in such New Bridgeport Shares shall be terminated as of such final proscription date.

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5.7      Legality of New Bridgeport Shares forming part of the Share Consideration

            Notwithstanding anything else in this Plan of Arrangement, if it appears to Bridgeport that it would be contrary to applicable law to issue New Bridgeport Shares to Bridgeport Shareholders or former Premier Royalty Shareholders pursuant to the Arrangement to a person that is not a resident of Canada or the United States, the New Bridgeport Shares that otherwise would be issued or transferred, as the case may be, to that person will be issued or transferred, as the case may be, and delivered to the Depositary for sale of the New Bridgeport Shares by the Depositary on behalf of that person. The New Bridgeport Shares delivered to the Depositary will be pooled and sold as soon as practicable after the Effective Date, on such dates and at such prices as the Depositary determines in its sole discretion. The Depositary shall not be obligated to seek or obtain a minimum price for any of the New Bridgeport Shares sold by it. Each such person will receive a pro rata share of the cash proceeds from the sale of the New Bridgeport Shares sold by the Depositary (less commissions, other reasonable expenses incurred in connection with the sale of the New Bridgeport Shares and any amount withheld in respect of applicable taxes) in lieu of New Bridgeport Shares. The payment of the net proceeds will be subject to Section 5.5. None of Bridgeport, Premier Royalty or the Depositary will be liable for any loss arising out of any such sales.

ARTICLE VI
AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)

Bridgeport, Premier Gold and Premier Royalty reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by Bridgeport, Premier Gold and Premier Royalty, (iii) filed with the Court and, if made following the Bridgeport Meeting, approved by the Court, and (iv) communicated to holders of Bridgeport Shares if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Bridgeport at any time prior to the Bridgeport Meeting provided that Premier Gold and Premier Royalty shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Bridgeport Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Bridgeport Meeting shall be effective only if: (i) it is consented to in writing by each of Bridgeport, Premier Gold and Premier Royalty; and (ii) if required by the Court, it is consented to by holders of the Bridgeport Shares voting in the manner directed by the Court.

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(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time unilaterally by Bridgeport, provided that it concerns a matter which, in the reasonable opinion of Bridgeport, is of an administrative nature required to give effect to implement this Plan of Arrangement and is not adverse to the financial or economic interest of any holder of Bridgeport Shares or any former holder of Premier Royalty Shares.

ARTICLE VII
TERMINATION

Notwithstanding any prior approvals by the Court or by the Bridgeport Shareholders, the Board of Directors of Bridgeport may decide not to proceed with the Arrangement and to revoke the Arrangement Resolution adopted at the Bridgeport Meeting without further approval of the Court or the Bridgeport Shareholders in accordance with the terms of the Business Combination Agreement.

ARTICLE VIII
FURTHER ASSURANCES

Notwithstanding that the transactions and events set out in the Plan of Arrangement shall occur and be deemed to have occurred in the order set out herein, without any further act or formality, each of the parties to the Business Combination Agreement shall make, do and execute or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to implement this Plan of Arrangement and to further document or evidence any of the transactions or events set out herein.

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SCHEDULE C
DESCRIPTION OF ROYALTIES

Royalties Held by Premier Gold Mines Limited

1.

Argosy Royalty: The 0.50 per cent net smelter return royalty payable by Cangold Limited to Premier Gold Mines Limited on the production from the 49 mining claims comprising 101 mining claim units located in the Red Lake Mining Division in northwestern Ontario commonly known as the Argosy Gold Mine property, payable pursuant to the Purchase and Sale Agreement dated June 19, 2009 between Cangold Limited and Premier Gold Mines Limited.

2.

Newman-Madsen Royalty: The 0.50 per cent net smelter return royalty payable by Sabina Gold & Silver Corp. to Premier Gold Mines Limited on the proceeds of commercial production from 38 mining claims located in the Red Lake Mining Division in northwestern Ontario commonly known as the Newman-Madsen property, payable pursuant to the Purchase and Sale Agreement dated January 16, 2012 between Sabina Gold & Silver Corp. and Premier Gold Mines Limited.

3.

East My-Ritt Royalty: The 0.50 per cent net smelter return royalty payable by Mega Precious Metals Inc. to Premier Gold Mines Limited on the production from 8 patented mining claims located in the Red Lake Mining Division in northwestern Ontario commonly known as the East My-Ritt property, payable pursuant to the Definitive Acquisition Agreement dated May 22, 2009 among Skybridge Development Corp. (now Mega Precious Metals Inc.), Premier Gold Mines Limited and Sabina Silver Corporation (now Sabina Gold & Silver Corp.) and the acknowledgement dated January 19, 2012 of Mega Precious Metals Inc. regarding the retention by Premier Gold Mines Limited of the 0.50% net smelter return royalty payable on the East My- Ritt property.

4.

Pickle Crow Royalty: The 0.5 per cent net smelter return royalty payable by PC Gold Inc. to Premier Gold Mines Limited on the production from the 98 patented mining claims located in northwestern Ontario commonly known as the Pickle Crow Gold Mine property, payable pursuant to the Net Smelter Return Royalty Agreement dated May 13, 2008 among PC Gold Inc., Premier Gold Mines Limited and Donald M. Ross in trust.

5.

Skinner Gold Royalty: The 7.5 per cent net profits interest royalty payable by Sabina Resources Limited (now Sabina Gold & Silver Corp.) to Wolfden Resources Inc. (now Premier Gold Mines Limited) from the proceeds of commercial production on the 11 unpatented mining claims located in the Red Lake Mining Division in northwestern Ontario commonly known as the Skinner Gold property, up to a maximum of $450,000, pursuant to the Assignment Agreement dated June 7, 2004 between Sabina Resources Limited and Wolfden Resources Inc.

Royalties Held by Premier Gold Mines USA, Inc.

6.

Emigrant Springs Royalty and Rain Gold Royalty: 1.5% net smelter returns royalty on the Emigrant Springs deposit and Rain Gold deposit, both located in Elko County, Nevada, payable by Newmont USA Limited to Premier Gold Mines USA, Inc, pursuant to the lease agreement dated June 15, 1980 between Ann. G. Jackson (doing business or formerly doing business as Petan Co.), Alan S. Boyack & Phyllis Boyack, Price D. Montrose & Thelma Montrose, Arthur D. Montrose & Helen Montrose, Douglas Montrose & Gail Montrose (as lessors, with Saddle Gold Inc. and Alan S. Boyack and Phyllis Boyack, Douglas Montrose and Gail Montrose, Arthur D. Montrose and Faye Montrose, and Helen Hammond as successor in interest to the lessors) and Newmont Exploration Limited (as lessee, with Newmont USA Limited being successor interest to the lessee) as amended by agreement dated February 17, 1981.

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7.

Red Ridge Royalty: 3.0% net smelter returns royalty on the property located in Elko County, Nevada, payable by Toné Resources (US) Inc. pursuant to the mining lease and agreement dated October 15, 2002 between Petan Company (as to 2/3) and Peter Jackson (as to 1/3) (as owners) and KM Exploration Ltd. (as lessee) (as assigned by KM Exploration Ltd. to Toné Resources (U.S.) Inc. pursuant to an assignment of leases and quitclaim deed dated August 5, 2003) and the mining lease and agreement dated February 12, 2003 between Petan Company (as to 2/3) and Peter Jackson (as to 1/3) (as owners) and KM Exploration Ltd. (as lessee) (as assigned by KM Exploration Ltd. to Toné Resources (US) Inc. pursuant to an assignment of leases and quitclaim deed dated August 5, 2003).

8.

Emigrant Springs and Rain Gold “Area of Interest” Royalty: 5% production royalty (up to $1,250,000) on the “area of interest” of the Emigrant Springs deposit and Rain Gold deposit, both located in Elko County, Nevada, payable by Newmont USA Limited to Premier Gold Mines USA, Inc. pursuant to the lease agreement dated June 15, 1980 between Ann. G. Jackson (doing business or formerly doing business as Petan Co.), Alan S. Boyack & Phyllis Boyack, Price D. Montrose & Thelma Montrose, Arthur D. Montrose & Helen Montrose, Douglas Montrose & Gail Montrose (as lessors, with Saddle Gold Inc. and Alan S. Boyack and Phyllis Boyack, Douglas Montrose and Gail Montrose, Arthur D. Montrose and Faye Montrose, and Helen Hammond as successor in interest to the lessors) and Newmont Exploration Limited (as lessee, with Newmont USA Limited being successor interest to the lessee) as amended by agreement dated February 17, 1981.

Royalties Held by Premier Royalty Corporation

9.

Buffelsfontein/MWS Royalty: The 1.0 per cent net smelter return royalty payable by Village Main Reef Limited (successor to Simmer & Jack Mines Limited) and First Uranium (Proprietary) Limited to Premier Royalty Corporation on certain mineral concessions which comprise the Buffelsfontein Mine and the Mine Waste Solutions project, the Strathmore mineral resource and ancillary lands in the Republic of South Africa, payable pursuant to the Royalty Purchase Agreement dated effective April 24, 2012 among Aberdeen International Inc., Premier Royalty Corporation and Premier Gold Mines Limited.

10.

Thunder Creek Royalty: The 1.0 per cent net smelter return royalty payable by Lake Shore Gold Mines Ltd. to Premier Gold Mines Limited on the proceeds of commercial production from certain mining claims which comprise the Thunder Creek deposit of the Timmins West Mine and ancillary lands, payable pursuant to the Royalty Purchase Agreement relating to the Thunder Creek Deposit and Ancillary Claims dated June 22, 2012 among Premier Royalty Corporation, Premier Gold Mines Limited, James Croxall and Dennis Miller.

Encumbrances

The deed of trust dated July 29, 2009 by and between Saddle Gold Inc., Stewart Title of Northeastern Nevada, and Petan Company and Peter Jackson in connection with the 5% promissory note dated July 29, 2009 in the principal amount of U.S.$12,000,000 issued by Saddle Gold Inc. to Petan Company and Peter Jackson. The deed of trust is secured by real property as well as proceeds derived from that property, which includes the Red Ridge Royalty, the Rain Gold Royalty and the Emigrant Springs Royalty.

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The Convertible Bridge Loan will be secured by the Emigrant Springs Royalty and the Rain Gold Royalty pursuant to a deed of trust or similar document.3

Rights of First Refusal and Buyback Rights

Argosy Royalty: Pursuant to the Purchase and Sale Agreement dated June 19, 2009 between Cangold Limited (“Cangold”) and Premier Gold Mines Limited (“Premier Gold”), in the event that Premier Gold enters into an agreement to sell the 0.50 per cent net smelter return royalty payable by Cangold to Premier Gold (or any interest therein) to a person at arm’s length from Premier Gold, Cangold has a right of first refusal to acquire the royalty (or any interest therein) on the same terms and conditions. In addition, Cangold has the right to repurchase the entire royalty for a purchase price of $500,000 at any time.

Pickle Crow Royalty: Pursuant to the Net Smelter Return Royalty Agreement dated May 13, 2008 among PC Gold Inc. (“PC Gold”), Premier Gold Mines Limited (“Premier Gold”) and Donald M. Ross in trust, in the event that Premier Gold enters into an agreement to sell the 0.5 per cent net smelter return royalty payable by PC Gold Inc. to Premier Gold (or any interest therein) to a person at arm’s length from Premier Gold, PC Gold has a right of first refusal to acquire the royalty (or any interest therein) on the same terms and conditions. In addition, PC Gold has the right to repurchase the entire royalty for a purchase price of $5,000,000 at any time up to and including May 13, 2013, at which time the right to repurchase shall terminate.

Required Consents

East My-Ritt Royalty: Consent required from each of Mega Precious Metals Inc. and Sabina Gold & Silver Corp. to transfer the 0.50 per cent net smelter return royalty payable by Mega Precious Metals Inc. to Premier Gold Mines Limited on the production from 8 patented mining claims located in the Red Lake Mining Division in northwestern Ontario commonly known as the East My-Ritt property, payable pursuant to the Definitive Acquisition Agreement dated May 22, 2009 among Skybridge Development Corp. (now Mega Precious Metals Inc.), Premier Gold Mines Limited and Sabina Silver Corporation (now Sabina Gold & Silver Corp.).

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SCHEDULE D
LIST OF ROYALTY AGREEMENTS

Argosy Royalty

Purchase and Sale Agreement dated June 19, 2009 between Premier Gold Mines Limited and CANGOLD Limited.

Newman-Madsen Royalty

Purchase and Sale Agreement dated January 16, 2012 between Premier Gold Mines Limited and Sabina Gold & Silver Corp.

East My-Ritt Royalty

Definitive Acquisition Agreement dated May 22, 2009 among Skybridge Development Corp., Premier Gold Mines Limited and Sabina Silver Corporation.

Acknowledgement dated January 19, 2012 of Mega Precious Metals Inc. addressed to Premier Gold Mines Limited and Sabina Gold & Silver Corp.

Pickle Crow Royalty

Net Smelter Return Royalty Agreement dated May 13, 2008 among PC Gold Inc., Premier Gold Mines Limited and Donald M. Ross in trust.

Skinner Gold Royalty

Property Option Agreement dated December 3, 2001 between Wolfden Resources Inc. and Perry English, as amended January 3, 2002, December 11, 2003 and September 20, 2004.

Royalty Agreement dated September 30, 2002 between Wolfden Resources Inc. and Newmont Canada Limited.

Assignment Agreement dated June 7, 2004 between Sabina Resources Limited and Wolfden Resources Inc.3 Addendum to Option & Assignment Agreements dated effective June 7, 2004 among Perry English, Wolfden Resources Inc. and Sabina Resources Limited.

Emigrant Springs Royalty, Rain Gold Royalty

Lease agreement dated June 15, 1980 between Ann. G. Jackson (doing business or formerly doing business as Petan Co.), Alan S. Boyack & Phyllis Boyack, Price D. Montrose & Thelma Montrose, Arthur D. Montrose & Helen Montrose, Douglas Montrose & Gail Montrose (as lessors, with Saddle Gold Inc. and Alan S. Boyack and Phyllis Boyack, Douglas Montrose and Gail Montrose, Arthur D. Montrose and Faye Montrose, and Helen Hammond as successor in interest to the lessors) and Newmont Exploration Limited (as lessee, with Newmont USA Limited being successor interest to the lessee) as amended by agreement dated February 17, 1981.

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Royalty agreement dated April 14, 1980 between Ann. G. Jackson and Alan S. Boyack, Price D. Montrose, Arthur D. Montrose and Douglas Montrose, as amended by agreement dated June 1, 1981 between Petan Company and Peter Jackson ("Petan-Jackson") and Saddle Gold Inc. and Alan S. Boyack and Phyllis Boyack, Douglas Montrose and Gail Montrose, Arthur D. Montrose and Faye Montrose, and Helen Hammond as successors in interest, and as further amended by agreement dated July 28, 2009 between Petan-Jackson, Saddle Gold Inc. and Alan S. Boyack and Phyllis Boyack, Douglas Montrose and Gail Montrose, Arthur D. Montrose and Faye Montrose, and Helen Hammond.

Royalty deed dated February 19, 2010 between Petan Company, Peter Jackson and Saddle Gold Inc. (as the grantors) and Alan S. Boyack and Phyllis Boyack, Douglas Montrose and Gail Montrose, Arthur D. Montrose and Faye Montrose, and Helen Hammond (as the grantees).

The deed of trust dated July 29, 2009 by and between Saddle Gold Inc., Stewart Title of Northeastern Nevada, and Petan Company and Peter Jackson in connection with the 5% promissory note dated July 29, 2009 in the principal amount of U.S.$12,000,000 issued by Saddle Gold Inc. to Petan Company and Peter Jackson.

Red Ridge Royalty

The mining lease and agreement dated October 15, 2002 between Petan Company (as to 2/3) and Peter Jackson (as to 1/3) (as owners) and KM Exploration Ltd. (as lessee) (as assigned by KM Exploration Ltd. to Toné Resources (U.S.) Inc. pursuant to an assignment of leases and quitclaim deed dated August 5, 2003).

The mining lease and agreement dated February 12, 2003 between Petan Company (as to 2/3) and Peter Jackson (as to 1/3) (as owners) and KM Exploration Ltd. (as lessee) (as assigned by KM Exploration Ltd. to Toné Resources (US) Inc. pursuant to an assignment of leases and quitclaim deed dated August 5, 2003).

The deed of trust dated July 29, 2009 by and between Saddle Gold Inc., Stewart Title of Northeastern Nevada, and Petan Company and Peter Jackson in connection with the 5% promissory note dated July 29, 2009 in the principal amount of U.S.$12,000,000 issued by Saddle Gold Inc. to Petan Company and Peter Jackson.

Buffelsfontein/MWS Royalty

Royalty Purchase Agreement dated effective April 24, 2012 among Aberdeen International Inc., Premier Royalty Corporation and Premier Gold Mines Limited.

Loan agreement dated March 30, 2006 between Aberdeen International Inc. and Simmer & Jack Mines Limited, as amended on November 6, 2006, and confirmed by an Agreement of Settlement signed on October 8, 2011 among Aberdeen International Inc., Simmer & Jack Mines Limited and Village Main Reef Limited (successor to Simmer & Jack Mines Limited).

Thunder Creek Royalty

Agreement dated January 5, 1993 between James Croxall and Band-Ore Resources Ltd.

Agreement dated October 19, 1996 between James Croxall and Dennis Miller.

D-2

Royalty Purchase Agreement dated November 16, 2010 among James Croxall, Dennis Miller and Lake Shore Gold Corp. (a successor entity to Band-Ore Resources Ltd.)

Royalty Purchase Agreement relating to the Thunder Creek Deposit and Ancillary Claims dated June 22, 2012 among Premier Royalty Corporation, Premier Gold Mines Limited, James Croxall and Dennis Miller.

D-3

SCHEDULE E
DESCRIPTION OF PROPERTIES

Argosy Royalty

Red Lake Mining District, Ontario

KRL 9733 to KRL 9740 inclusive
KRL 9758 to KRL 9763 inclusive
KRL 9681 to KRl 9686 inclusive
KRL 10186 to KRL 10189 inclusive
KRL 8782 to KRL 8786 inclusive
KRL 14206
KRL 12685
KRL 12689 to KRL 12690
KRL 8956 to KRL 8964 inclusive
KRL 9946
KRL 11371
KRL 1242659
KRL 1187461
KRL 1187462
KRL 1187463
KRL 1187464

Newman-Madsen Royalty

Red Lake Mining District, Ontario

KRL 13060 - MR & SR
KRL 13061 - MR & SR
KRL 13062 - MR & SR
KRL 13069 - MR & SR
KRL 13241 - MR & SR
KRL 13242 - MR & SR
KRL 13243 - MR & SR
KRL 13244 - MR & SR
KRL 13255 - MR & SR
KRL 13554 - MR & SR
KRL 13659 – MR & SR
KRL 13660 - MR & SR
KRL 13068 - MR & SR
KRL 13082 - MR & SR
KRL 13083 - MR & SR
KRL 13084 - MR & SR
KRL 13254 - MR & SR
KRL 13475 - MR & SR
KRL 13476 - MR & SR
KRL 13477 - MR & SR
KRL 456 - MRO
KRL 407 - MR &SR
KRL 408 - MRO

KRL 457 - MR & SR
KRL 458 - MRO
KRL 459 - MRO
KRL 460 -MRO
KRL 461 - MRO
KRL 1444 - MR & SR
KRL 1445 - MR & SR
KRL 1446 - MR & SR
KRL 1447 - MR & SR
KRL 1448 - MR & SR
KRL 1449 - MR & SR
KRL 1450 - MR & SR
KRL 1451 - MR & SR
KRL 1452 - MR & SR
KRL 1476 - MR & SR

East My-Ritt Royalty

Red Lake Mining District, Ontario

KRL 403
KRL 404
KRL 405
KRL 406
KRL 409
KRL 410
K 1442
K 1443

Pickle Crow Royalty

PA 63 to 70 inclusive
PA 637 to 640 inclusive
PA 644
PA 646
PA 675 to 677 inclusive
PA 684 to 686 inclusive
PA 696 to 707 inclusive
PA 725 to 730 inclusive
PA 735 to 751 inclusive
PA 755 to 763 inclusive
PA 773 to 781 inclusive
PA 2011
PA 2061 and PA 185
PA 2062
PA 2062A and PA 186
PA 2063 and PA 187
PA 2064 and PA 188
PA 2065 and PA 189
PA 2066 and PA 201
PA 2067 and PA 199

PA 2068 and PA 200
PA 2069 and PA 202
PA 2070 and PA 670
PA 2071
PA 2072
PA 2073 and PA 665
PA 2074 and PA 671
PA 2075 and PA 668
PA 2076 and PA 666
PA 2077 and PA 667
PA 2078 and PA 669
PA 2133
PA 2139 to 2141 inclusive
PA 2185

Skinner Gold Royalty

KRL 1247914
KRL 1247954 to KRL 1247962 inclusive
KRL 1247985

Emigrant Springs Royalty

Elko County, Nevada, United States

Township 32 North, Range 53 East, MDM

Section 25: All

Section 35: All

The Rain #41 through #60, inclusive, unpatented lode mining claims, NM MC Nos. 135615 through 135634, inclusive, situated in Elko County, Nevada, all as more fully described in the location notices thereof of record in the office of the Recorder of Elko, County, Nevada, in Book 311 at pages 386-405.

Exhibit B (Map Showing Area of Interest) to the lease agreement dated June 15, 1980 between Ann. G. Jackson (doing business or formerly doing business as Petan Co.), Alan S. Boyack & Phyllis Boyack, Price D. Montrose & Thelma Montrose, Arthur D. Montrose & Helen Montrose, Douglas Montrose & Gail Montrose (as lessors, with Saddle Gold Inc. and Alan S. Boyack and Phyllis Boyack, Douglas Montrose and Gail Montrose, Arthur D. Montrose and Faye Montrose, and Helen Hammond as successor in interest to the lessors) and Newmont Exploration Limited (as lessee, with Newmont USA Limited being successor interest to the lessee) as amended by agreement dated February 17, 1981.

Rain Gold Royalty

Elko County, Nevada, United States

Township 31 North, Range 53 East, MDM

Section 4: All

Township 32 North, Range 53 East, MDM

Section 33: All

The Rain #41 through #60, inclusive, unpatented lode mining claims, NM MC Nos. 135615 through 135634, inclusive, situated in Elko County, Nevada, all as more fully described in the location notices thereof of record in the office of the Recorder of Elko, County, Nevada, in Book 311 at pages 386-405.

Exhibit B (Map Showing Area of Interest) to the lease agreement dated June 15, 1980 between Ann. G. Jackson (doing business or formerly doing business as Petan Co.), Alan S. Boyack & Phyllis Boyack, Price D. Montrose & Thelma Montrose, Arthur D. Montrose & Helen Montrose, Douglas Montrose & Gail Montrose (as lessors, with Saddle Gold Inc. and Alan S. Boyack and Phyllis Boyack, Douglas Montrose and Gail Montrose, Arthur D. Montrose and Faye Montrose, and Helen Hammond as successor in interest to the lessors) and Newmont Exploration Limited (as lessee, with Newmont USA Limited being successor interest to the lessee) as amended by agreement dated February 17, 1981.

Red Ridge Royalty

Township 32 North, Range 53 East, MDM

Section 15: All

Section 23: All

Buffelsfontein/MWS Royalty

Portions of the following farms:

Mapaiskraal 441 IP
Buffelsfontein 443 IP
Wildebeestpan 442 IP
Stilfontein 401 IP
Hartebeestfontein 422 IP
Zandpan 423 IP
Palmietfontein 403 IP
Zuiping 394 IP
Grootvaderbosch 470 IP
Die Hoek 114 IP
Doornkom Oost 447 IP
Townlands of Klerksdorp 424 IP

Thunder Creek Royalty

Bristol Township

1159635
1159636
1159637
1159638
1159639
1159640

1159641
1176341
1177822
1181409
1201162
530884
583234
649964
649965
764945

PIN 65440-0120 IT, PCl 1604 SEC lC MRO; MINING CLAIM P 495307 BRISTOL; MINING CLAIM P495308 BRISTOL; MINING CLAIM P 495309 BRISTOL; PT 1,2,&3 6R-5809, CITY OF TIMMINS

Thornloe Township

1159632
1159633
1159634
1159642
1159643
1177817
1177821
1177823
1177825
1177826
1177827
1189562
1198802
1204623
649963
757659
916816
998383
998384

SCHEDULE F
ROYALTY AGREEMENTS REGISTERED ON TITLE

1.

Argosy Royalty: (a) Agreement having reference/performed no. T090.00362, registered on November 3, 2009 on claim no. KRL1187461 to 1187464 inclusive, and 124659 in the mining claims registry for the Ministry of Northern Development and Mines in the division of Red Lake, and (b) Notice of Agreement under s. 71 of the Land Titles Act registered on August 17, 2009 as Instrument Number KN28060 in the Land Registry Office for Land Titles Division No. 23, being notice of a royalty agreement, both of which registrations are in respect of a 0.50 per cent net smelter return royalty payable by Cangold Limited to Premier Gold Mines Limited on the production from the 49 mining claims comprising 101 mining claim units located in the Red Lake Mining Division in northwestern Ontario commonly known as the Argosy Gold Mine property, payable pursuant to the Purchase and Sale Agreement dated June 19, 2009 between Cangold Limited and Premier Gold Mines Limited.

2.

Newman-Madsen Royalty: Notice of Agreement under s. 71 of the Land Titles Act registered on February 15, 2012 as Instrument Number KN45330 in the Land Registry Office for Land Titles Division No. 23, being notice of a royalty agreement, such royalty being a 0.50 per cent net smelter return royalty payable by Sabina Gold & Silver Corp. to Premier Gold Mines Limited on the proceeds of commercial production from 38 mining claims located in the Red Lake Mining Division in northwestern Ontario commonly known as the Newman-Madsen property, payable pursuant to the Purchase and Sale Agreement dated January 16, 2012 between Sabina Gold & Silver Corp. and Premier Gold Mines Limited.

3.

Pickle Crow Royalty: Notice of Agreement under s. 71 of the Land Titles Act registered on October 17, 2008 as Instrument Number KN22721 in the Land Registry Office for Land Titles Division No. 23, being notice of a royalty agreement, such royalty being a 0.5 per cent net smelter return royalty payable by PC Gold Inc. to Premier Gold Mines Limited on the production from the 98 patented mining claims located in northwestern Ontario commonly known as the Pickle Crow Gold Mine property, payable pursuant to the Net Smelter Return Royalty Agreement dated May 13, 2008 among PC Gold Inc., Premier Gold Mines Limited and Donald M. Ross in trust.

F-1

SCHEDULE G
BRIDGEPORT OUTSTANDING SECURITIES

As at the date hereof, Bridgeport has the following securities outstanding:

50,579,600 Bridgeport Shares

Existing Bridgeport Warrants:

6,575,000 October 2014 Warrants

12,590,000 First December 2012 Warrants

8,625,000 Second December 2012 Warrants which are currently outstanding, and up to 517,500 Second December 2012 Warrants which are issuable upon the exercise of the Third December 2012 Warrants

1,035,000 Third December 2012 Warrants

Bridgeport Options:

1,882,500 Bridgeport Options having an exercise price of $0.50

90,000 Bridgeport Options having an exercise price of $0.85

1,860,000 Bridgeport Options having an exercise price of $1.00

400,000 Bridgeport Options having an exercise price of $1.05

25,000 Bridgeport Options having an exercise price of $1.40

250,000 Bridgeport Options having an exercise price of $1.50

G-1

AMENDMENT No. 1 TO BUSINESS COMBINATION AGREEMENT

THIS AMENDMENT TO THE AGREEMENT dated October 29, 2012 is made

A M O N G:

BRIDGEPORT VENTURES INC. a corporation existing under the Business Corporations Act (Ontario)

(hereinafter referred to as “Bridgeport”)

- and -

PREMIER GOLD MINES LIMITED., a corporation existing under the Business Corporations Act (Ontario)

(hereinafter referred to as “Premier Gold”)

- and -

PREMIER ROYALTY CORPORATION, a corporation existing under the Business Corporations Act (Ontario)

(hereinafter referred to as “Premier Royalty”)

          WHEREAS the Parties have entered into a business combination agreement (the “Agreement”) dated August 7, 2012 whereby the parties will carry out the Business Combination pursuant to an Arrangement under Section 182 of the Business Corporations Act (Ontario) (the “OBCA”);

          AND WHEREAS the Parties wish to make certain amendments to the Agreement (including the Plan of Arrangement attached thereto as Schedule B);

          NOW, THEREFORE, in consideration of the mutual benefits to be derived and the representations and warranties, conditions and promises herein contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged) and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I
AMENDMENT

1.1	Amendment to Section 4.13(c)

Section 4.13(c) of the Agreement is hereby deleted in its entirety and replaced with the following:

(c) Schedule G to this Agreement sets out the amount of Bridgeport Options, Existing Bridgeport Warrants and the First December 2012 Warrants that are outstanding as at the date hereof and there are no other authorized, outstanding or existing:

(i)	voting trusts or other agreements or understandings with respect to the voting of any Bridgeport Shares to which any Bridgeport Group Member is a party;

1

(ii)	securities issued by any Bridgeport Group Member that are convertible into or exchangeable for any Bridgeport Shares;

(iii)

agreements, options, warrants, or other rights capable of becoming agreements, options or warrants to purchase or subscribe for any Bridgeport Shares or securities convertible into or exchangeable or exercisable for any such common shares, in each case granted, extended or entered into by any Bridgeport Group Member;

(iv)

agreements of any kind to which any Bridgeport Group Member is party relating to the issuance or sale of any Bridgeport Shares, or any securities convertible into or exchangeable or exercisable for any such common shares or requiring Bridgeport to qualify securities of any Bridgeport Group Member for distribution under Canadian Securities Laws; or

(v)	agreements of any kind which may obligate Bridgeport to issue, redeem or purchase any of its securities.

1.2	Amendment to Section 6.2(c)

Section 6.2(c) of the Agreement is hereby deleted in its entirety and replaced with the following:

(c) issue or agree to issue any securities, except pursuant to the exercise of currently outstanding Bridgeport Options, Existing Bridgeport Warrants or First December 2012 Warrants;

1.3	Amendment to Schedule A and Schedule B

Each of the following terms shall be added to Schedule A and Section 1.1 of Schedule B:

“Adjusted Bridgeport Warrants” means each of the Adjusted October 2014 Warrants, the Adjusted Second December 2012 Warrants and the Adjusted Third December 2012 Warrants, either individually or collectively, as the context may require.

“Adjusted October 2014 Warrants” means the October 2014 Warrants as adjusted pursuant to the Plan of Arrangement.

2

“Adjusted Second December 2012 Warrants” means the Second December 2012 Warrants as adjusted pursuant to the Plan of Arrangement.

“Adjusted Third December 2012 Warrants” means the Third December 2012 Warrants as adjusted pursuant to the Plan of Arrangement.

“Adjusted Warrants” means each of the Adjusted October 2014 Warrants and the Adjusted Second December 2012 Warrants, either individually or collectively, as the context may require.

1.4	Amendment to Schedule A and Schedule B

The definition of Existing Bridgeport Warrants in Schedule A and Section 1.1 of Schedule B of the Agreement is hereby deleted in its entirety and replaced with the following:

“Existing Bridgeport Warrants” means the October 2014 Warrants, the Second December 2012 Warrants and the Third December 2012 Warrants, collectively.

1.5	Amendment to Schedule A

The definition of Termination Date in Schedule A of the Agreement is hereby deleted in its entirety and replaced with the following:

“Termination Date” means December 31, 2012.

1.6	Amendment to Schedule B

The definition of “Letter of Transmittal” in Section 1.1 of Schedule B of the Agreement is hereby deleted in its entirety and replaced with the following:

“Letter of Transmittal” means the letter of transmittal to be caused to be delivered by Bridgeport to the Bridgeport Shareholders, the Premier Royalty Shareholders and holders of Existing Bridgeport Warrants providing for the delivery of New Bridgeport Shares, Premier Royalty Shares and Adjusted Bridgeport Warrants to the Depositary.

1.7	Amendment to Section 1.3(c) and Section 3.1(c) of Schedule B

 Section 1.3(c) of the Agreement and Section 3.1(c) of Schedule B to the Agreement are hereby deleted in their entirety and replaced with the following:

(c) the number of directors of Bridgeport will be increased from five to eight and the directors will be authorized and empowered to determine the number of directors of Bridgeport within the minimum and maximum numbers provided in the articles of Bridgeport and Messrs. Abraham Drost, Ewan Downie, Steven Filipovic, George Faught, Howard Katz and Ms. Julie Lassonde shall be appointed as directors of Bridgeport, in addition to Mr. Hugh Snyder and Ms. Shastri Ramnath who shall remain as directors;

3

1.8	Amendment to Section 1.3(f) and Section 3.1(f) of Schedule B

Section 1.3(f) of the Agreement and Section 3.1(f) of Schedule B to the Agreement are hereby deleted in their entirety and replaced with the following: (f) each of the issued and outstanding October 2014 Warrants and Second December 2012 Warrants will be adjusted to reflect the Consolidation and the distribution of the Bridgeport Warrants contemplated by paragraph (d) above and certificates representing the Adjusted October 2014 Warrants and Adjusted Second December 2012 Warrants will be issued on the basis of one Adjusted October 2014 Warrant for every four October 2014 Warrants and one Adjusted Second December 2012 Warrant for every four Second December 2012 Warrants, respectively. Upon exercise of each Adjusted Warrant the holder thereof shall receive one New Bridgeport Share, together with 0.375 of a Bridgeport Warrant, at an exercise price that is equal to the current exercise price of the warrant which such Adjusted Warrant replaces multiplied by four. Other than as set out above, the terms of the Adjusted Warrants shall be the same as the currently issued and outstanding warrants;

1.9	Amendment to Section 1.3(g) and Section 3.1(g) of Schedule B

Section 1.3(g) of the Agreement and Section 3.1(g) of Schedule B to the Agreement are hereby deleted in their entirety and replaced with the following: (g) each of the issued and outstanding Third December 2012 Warrants will be adjusted to reflect the Consolidation and the distribution of the Bridgeport Warrants contemplated by paragraph (d) above and certificates representing the Adjusted Third December 2012 Warrants will be issued on the basis of one Adjusted Third December 2012 Warrant for every four Third December 2012 Warrants. Upon exercise of each Adjusted Third December Warrant the holder shall receive one New Bridgeport Share and 0.5 of an Adjusted Second December 2012 Warrant, together with 0.375 of a Bridgeport Warrant, at an exercise price that is equal to the current exercise price of the Third December Warrants multiplied by four. Other than as set out above, the terms of the Adjusted Third December Warrants shall be the same as the Third December 2012 Warrants;

1.10	Amendment to Section 3.2 of Schedule B

Section 3.2 of Schedule B to the Agreement is hereby deleted in its entirety and replaced with the following: On or promptly after the Effective Date, Bridgeport shall deliver or arrange to be delivered to the Depositary certificates representing the New Bridgeport Shares, the Bridgeport Warrants and the Adjusted Bridgeport Warrants required to be issued to Bridgeport Shareholders, the former Premier Royalty Shareholders and holders of Existing Bridgeport Warrants, respectively, pursuant to Section 3.1 hereof, which certificates shall be held by the Depositary as agent and nominee for such securityholders, for distribution to such securityholders in accordance with the provisions of Article V hereof.

1.11	Amendment to Section 3.3 of Schedule B

The following paragraph shall be added at the end of Section 3.3 of Schedule B:

4

No fractional Adjusted Bridgeport Warrants shall be issued pursuant to Section 3.1. The number of any Adjusted Bridgeport Warrants to be issued shall be rounded down to the nearest whole warrant and no consideration shall be payable for any fraction of such warrant.

1.12	Amendment to Section 5.3 of Schedule B

Section 5.3 of Schedule B to the Agreement is hereby deleted in its entirety and replaced with the following:

In the event any certificate, that immediately prior to the Effective Time represented one or more outstanding Bridgeport Shares, Premier Royalty Shares of Existing Bridgeport Warrants that were exchanged for New Bridgeport Shares or Adjusted Bridgeport Warants, as applicable, in accordance with Section 3.1 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the New Bridgeport Shares or Adjusted Bridgeport Warants, as applicable, that such holder is entitled to receive in accordance with Section 3.1 hereof. When authorizing such delivery of a certificate representing the New Bridgeport Shares or Adjusted Bridgeport Warants, as applicable, that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such New Bridgeport Shares or Adjusted Bridgeport Warants, as applicable, is to be delivered shall, as a condition precedent to the delivery of such New Bridgeport Shares or Adjusted Bridgeport Warants, as applicable,, give a bond satisfactory to Bridgeport and the Depositary in such amount as Bridgeport and the Depositary may direct, or otherwise indemnify Bridgeport and the Depositary in a manner satisfactory to Bridgeport and the Depositary, against any claim that may be made against Bridgeport or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall take such actions as may be required by the articles of Bridgeport or Premier Royalty.

1.13	Addition of Section 5.3.1 of Schedule B

The following paragraphs shall be added as section 5.3.1 of Schedule B:

5.3.1

(a)

Bridgeport shall cause to be forwarded to each holder of Existing Bridgeport Warrants, at the address of such Bridgeport warrantholder as it appears on the respective register of the Existing Bridgeport Warrants, a Letter of Transmittal and instructions for obtaining delivery of the certificates representing the Adjusted Bridgeport Warrants allotted and issued to such warrantholders pursuant to the Arrangement.

(b)

Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Existing Bridgeport Warrants, together with a Letter of Transmittal and such other documents and instruments as would have been required to effect the issuance of the certificates representing the Adjusted Bridgeport Warrants, or as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the applicable Adjusted Bridgeport Warrants that such holder is entitled to receive in accordance with Section 3.1 hereof.

5

(c)

After the Effective Time and until surrendered for cancellation as contemplated by Section 5.3.1(b) hereof, each certificate that immediately prior to the Effective Time represented one or more Existing Bridgeport Warrants, shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing the Adjusted Bridgeport Warrants pursuant to Section 3.1 hereof.

ARTICLE II
GENERAL

2.1	Defined Terms

All terms not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement.

2.2	Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal laws of Canada applicable therein, but references to such laws shall not, by conflict of laws, rules or otherwise require application of the law of any jurisdiction other than the Province of Ontario.

2.3	Enurement and Assignability

This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns, provided that this Agreement shall not be assignable otherwise than by operation of law by either Party without the prior written consent of the other Parties, and any purported assignment by any Party without the prior written consent of the other Party shall be void.

2.3	Illegalities

In the event that any provision contained in this Agreement shall be determined to be invalid, illegal, or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and the remaining provisions of this Agreement shall not, at the election of the Party for whose benefit the provision exists, be in any way impaired.

2.4	Counterparts

This Agreement may be executed in any number of counterparts by original or telefacsimile signature, each of which will be an original as regards any party whose signature appears thereon and all of which together will constitute one and the same instrument. This Agreement will become binding when one or more counterparts hereof, individually or taken together, bears the signatures of all the parties reflected hereon as signatories.

2.5	Language

At the request of the Parties this Agreement has been drafted in the English language.

6

IN WITNESS WHEREOF, the undersigned have executed and delivered this Amendment No.1 to the Business Combination Agreement as of the day and year first above written.

BRIDGEPORT VENTURES INC.

   By: (signed) “H.R. Snyder”
           Name: H.R. Snyder
           Title: Chairman

PREMIER GOLD MINES LIMITED

   By: (signed) “Steven Filipovic”
           Name: Steven Filipovic
           Title: Chief Financial Officer

PREMIER ROYALTY CORPORATION

   By: (signed) “Abraham Drost”
           Name: Abraham Drost
           Title: President and Chief Executive Officer

7

SCHEDULE “I”
INDEX TO FINANCIAL STATEMENTS

Financial Statements

1.	Unaudited financial statements of Premier Royalty for the three and six months ended June 30, 2012, and audited financial statements of Premier Royalty for the period from incorporation on November 23, 2011 to December 31, 2011, together with the auditor’s report thereon.	I-2

2.	Audited schedules of royalty interests and revenues of Aberdeen International Inc. on mineral properties of Village Main Reef Limited and AngloGold Ashanti Limited with respect to the Buffelsfontein Royalty as at and for the years ended January 31, 2010, 2011 and 2012, together with the auditor’s report thereon.	I-32

3.	Unaudited interim schedules of royalty interests and revenues of Aberdeen International Inc. on mineral properties of Village Main Reef Limited and AngloGold Ashanti Limited with respect to the Buffelsfontein Royalty as at January 31, 2012 and April 30, 2012 and for the three months ended April 30, 2011 and 2012.	I-42

4.	Audited schedule of royalty revenue with respect to the Thunder Creek Royalty for the three and six months ended June 30, 2012 and the year ended December 31, 2011, together with the auditor’s report thereon.	I-48

5.	Audited schedule of royalty income of Golden Arrow Resources Corporation with respect to the Gualcamayo Royalty for the years ended December 31, 2009, 2010 and 2011, together with the auditor’s report thereon.	I-53

6.	Unaudited interim schedule of royalty income of Golden Arrow Resources Corporation with respect to the Gualcamayo Royalty for the three and six months ended June 30, 2011 and 2012.	I-57

7.	Unaudited pro forma financial statements of Premier Royalty.	I-60

8.	Forecast financial statements of the Resulting Issuer for the three- month periods ending December 31, 2012, March 31, 2013, June 30, 2013 and September 30, 2013, and for the 12 months ending September 30, 2013.	I-70

Financial Statements

(Stated in Canadian Dollars)

For the three and six months ended June 30, 2012 (unaudited), and for the period from incorporation on November 23, 2011 to December 31,
2011 (audited)

Grant Thornton

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Premier Royalty Corporation as at December 31, 2011 and the results of its operations and its cash flows for the period from incorporation on November 23, 2011 to December 31, 2011 in accordance with International Financial Reporting Standards.

Grant Thornton LLP

Thunder Bay, Canada
October 31, 2012

Chartered Accountants
Licensed Public Accountants

I-4

NOTICE TO SHAREHOLDERS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited interim financial statements of Premier Royalty Corporation were prepared by management in accordance with International Financial Reporting Standards ('IFRS"). Only changes in accounting policies have been disclosed in these unaudited interim financial statements. Management acknowledges responsibility for the preparation and presentation of the unaudited interim financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Corporation’s circumstances.

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the unaudited interim financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the unaudited interim financial statements and (ii) the unaudited interim financial statements fairly present in all material respects the financial position, results of operations and cash flows of the Corporation, as of the date of and for the periods presented by the unaudited interim financial statements.

The Board of Directors is responsible for reviewing and approving the unaudited interim financial statements together with other financial information of the Corporation and for ensuring that management fulfills its financial reporting responsibilities.

Management recognizes its responsibility for conducting the Corporation’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

(Incorporated under the laws of Ontario)

STATEMENT OF FINANCIAL POSITION

(Stated in Canadian Dollars)

	June 30	December 31
	2012	2011
	$	$
	(Unaudited)	(Audited)

ASSETS
Current assets
Cash and cash equivalents	753	-
Accounts receivable	148,296	-
Prepaids and deposits	310,108	-
Total current assets	459,157	-
Non-current assets
Leaseholds [note 10]	34,798	-
Royalty interests in mineral properties [note 9]	20,794,635	-
Total non-current assets	20,829,433	-
Total assets	21,288,590	-

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities	939,938	18,580
Short term loan payable [note 5]	11,500,000	-
Convertible debenture [note 6]	9,306,000	-
Total current liabilities	21,745,938	18,580
EQUITY
Share capital [note 7]	1	1
Retained earnings (deficit)	(457,349)	(18,581)
Total equity	(457,348)	(18,580)
Total equity and liabilities	21,288,590	-

Commitments [note 13]
Subsequent events [note 16]

See accompanying notes to the financial statements

These financial statements are authorized for issue by the Board of Directors on October 30, 2012 They are signed on the Corporation's behalf by:

"Abraham Drost""	"Ewan Downie"
Director	Director

(Incorporated under the laws of Ontario)

STATEMENT OF LOSS AND COMPREHENSIVE LOSS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012 AND FOR THE PERIOD
FROM INCORPORATION ON NOVEMBER 23, 2011 TO DECEMBER 31, 2011

	Three months ended	Six months ended	December 31,
	June 30, 2012	June 30, 2012	2011
	$	$	$
	(Unaudited)	(Unaudited)	(Audited)

REVENUE
Royalty revenue	148,296	148,296	-
	148,296	148,296	-
EXPENSES
Depletion [note 9]	50,567	50,567	-
Depreciation [note 10]	352	352	-
General and administrative [note 12]	153,865	269,821	18,581
Professional fees	58,978	112,748	-
Convertible debenture accretion [note 6]	76,909	76,909	-
	340,671	510,397	18,581

Loss from operating activities	(192,375)	(362,101)	(18,581)

Interest on long term debt [note 5]	(76,667)	(76,667)	-

Total comprehensive loss for the period	(269,042)	(438,768)	(18,581)

Basic and diluted loss per share [note 8]	(2,690.42)	(4,387.68)	(185.81)

See accompanying notes to the financial statements

(Incorporated under the laws of Ontario)

STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND FOR THE PERIOD FROM
INCORPORATION ON NOVEMBER 23, 2011 TO DECEMBER 31, 2011

(Stated in Canadian Dollars)

	June 30, 2012	December 31, 2011
	$	$
	(Unaudited)	(Audited)
OPERATING ACTIVITIES
Total comprehensive loss for the period	(438,768)	(18,581)
Items not affecting cash
Depletion	50,567	-
Depreciation	352	-
	(387,849)	(18,581)
Net change in non-cash working capital balances related to operations	539,863	18,581

Cash provided by (used in) operating activities	152,014	-

INVESTMENT ACTIVITIES
Purchase of royalty interests in mineral properties	(21,016,111)	-
Purchase of leaseholds	(35,150)	-

Cash used in investment activities	(21,051,261)	-

FINANCING ACTIVITIES
Borrowings from credit facilities	11,500,000	-
Proceeds from the issuance of
convertible debentures	9,400,000	-

Cash provided by financing activities	20,900,000	-

Decrease in cash and cash equivalents during period	753	-
Cash and cash equivalents, end of period	753	-

See accompanying notes to the financial statements

(Incorporated under the laws of Ontario)

NOTES TO THE UNAUDITED CONDENSED INTERIM AND AUDITED
YEAR-END FINANCIAL STATEMENTS

(Stated in Canadian Dollars)

For the six months ended June 30, 2012 (unaudited)
(with comparative figures for the period from incorporation on November 23, 2011 to December 31,
2011 (audited))

1. NATURE OF BUSINESS

Premier Royalty Corporation (the "Corporation" or "Premier Royalty") was incorporated under the laws of the Province of Ontario on November 23, 2011 as a wholly owned subsidiary of Premier Gold Mines Limited ("Premier Gold", or the "Parent"). The Corporation is in the business of acquiring royalty interests in mineral properties from companies that have advanced staged development projects or operating mines. Royalties are non-operating interests in mining projects that provide the right to revenue or production from the project after deducting specified costs, if any.

The audited and unaudited financial statements have been prepared on the basis of International Financial Reporting Standards ("IFRS") applicable to a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, the ability to realize assets and discharge liabilities in the normal course of business for the foreseeable future and the ability of the Corporation to raise capital. As a wholly owned subsidiary of Premier Gold, the Corporation currently derives a large portion of its funding from the parent corporation. In the future, the Corporation expects to raise any necessary capital by its own means in order to operate as a self-sufficient entity.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The interim financial statements have been prepared using the measurement bases specified by IFRS for each type of asset, liability, income and expense. The measurement bases are more fully described in the accounting policies below.

Business Combinations

The consideration transferred by the Corporation to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred and the equity interests issued by the Corporation, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred.

The Corporation recognizes identifiable assets acquired and liabilities assumed in a business combination regardless of whether they have been previously recognised in the acquiree's financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values.

Goodwill is stated after separate recognition of identifiable intangible assets. It is calculated as the excess of the sum of a) fair value of consideration transferred, b) the recognised amount of any non-controlling interest in the acquiree and c) acquisition-date fair value of any existing equity interest in the acquiree, over the acquisition-date fair values of identifiable net assets. If the fair values of identifiable net assets exceed the sum calculated above, the excess amount (i.e. gain on a bargain purchase) is recognised in profit or loss immediately.

(Incorporated under the laws of Ontario)

NOTES TO THE UNAUDITED CONDENSED INTERIM AND AUDITED
YEAR-END FINANCIAL STATEMENTS

(Stated in Canadian Dollars)

For the six months ended June 30, 2012 (unaudited)
(with comparative figures for the period from incorporation on November 23, 2011 to December 31,
2011 (audited))

Foreign currency translation

The consolidated financial statements are presented in Canadian dollars (CDN), which is also the functional currency of the Parent.

Foreign currency transactions are translated into the functional currency of the Corporation, using the exchange rates prevailing at the dates of the transactions (spot exchange rate). Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement of monetary items at year-end exchange rates are recognised in profit or loss.

Non-monetary items measured at historical cost are translated using the exchange rates at the date of the transaction (not retranslated). Non-monetary items measured at fair value are translated using the exchange rates at the date when fair value was determined.

Financial instruments

Financial assets and financial liabilities are recognised when the Corporation becomes a party to the contractual provisions of the financial instrument.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred.

A financial liability is derecognized when it is extinguished, discharged, cancelled or expires.

Financial assets and financial liabilities are measured initially at fair value adjusted by transactions costs, and subsequently accounted for at amortized cost, except for financial assets and financial liabilities carried at fair value through profit or loss, which are measured initially at fair value.

Financial assets and financial liabilities are measured subsequently as described below.

Financial assets

For the purpose of subsequent measurement, financial assets other than those designated and effective as hedging instruments are classified into the following categories upon initial recognition:

  loans and receivables
  financial assets at fair value through profit or loss
  held-to-maturity investments
  available-for-sale financial assets.

The category determines subsequent measurement and whether any resulting income and expense is recognised in profit or loss or in other comprehensive income (loss).

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that the recoverable amount of a financial asset or a group of financial assets exceeds its carrying amount. Different criteria to determine impairment are applied for each category of financial assets, which are described below.

(Incorporated under the laws of Ontario)

NOTES TO THE UNAUDITED CONDENSED INTERIM AND AUDITED
YEAR-END FINANCIAL STATEMENTS

(Stated in Canadian Dollars)

For the six months ended June 30, 2012 (unaudited)
(with comparative figures for the period from incorporation on November 23, 2011 to December 31,
2011 (audited))

All income and expenses relating to financial assets that are recognised in profit or loss are presented within 'general and administrative costs', 'investment income' or 'other income''.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition these are measured at amortised cost using the effective interest method, less provision for impairment. Discounting is omitted where the effect of discounting is immaterial. The Corporation's cash and cash equivalents, and accounts receivables fall into this category of financial instruments.

Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty may default. Receivables that are not considered to be individually impaired are reviewed for impairment in groups, which are determined by reference to the industry and region of a counterparty and other shared credit risk characteristics. The impairment loss estimate is then based on recent historical counterparty default rates for each identified group.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets that are either classified as held for trading or that meet certain conditions and are designated at fair value through profit or loss upon initial recognition. All derivative financial instruments fall into this category, except for those designated and effective as hedging instruments, for which the hedge accounting requirements apply. The Corporation's investments fall into this category of financial instrument.

Assets in this category are measured at fair value with gains or losses recognised in profit or loss. The fair values of derivative financial instruments are determined by reference to active market transactions or using a valuation technique where no active market exists.

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity other than loans and receivables. Investments are classified as held-to-maturity if the Corporation has the intention and ability to hold them until maturity. The Corporation currently does not hold any investments designated into this category.

Held-to-maturity investments are measured subsequently at amortised cost using the effective interest method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognised in profit or loss.

Available-for-sale financial assets

Available-for-sale ("AFS") financial assets are non-derivative financial assets that are either designated to this category or do not qualify for inclusion in any of the other categories of financial assets.

(Incorporated under the laws of Ontario)

NOTES TO THE UNAUDITED CONDENSED INTERIM AND AUDITED
YEAR-END FINANCIAL STATEMENTS

(Stated in Canadian Dollars)

For the six months ended June 30, 2012 (unaudited)
(with comparative figures for the period from incorporation on November 23, 2011 to December 31,
2011 (audited))

All other available-for-sale financial assets are measured at fair value. Gains and losses are recognised in other comprehensive income and reported within the available-for-sale reserve within equity, except for impairment losses and foreign exchange differences on monetary assets, which are recognised in profit or loss. When the asset is disposed of or is determined to be impaired the cumulative gain or loss recognised in other comprehensive income is reclassified from the equity reserve to profit or loss and presented as a reclassification adjustment within other comprehensive income. Interest calculated using the effective interest method and dividends are recognised in profit or loss within 'finance income'.

Reversals of impairment losses are recognised in other comprehensive income, except for financial assets that are debt securities which are recognised in profit or loss only if the reversal can be objectively related to an event occurring after the impairment loss was recognised.

Financial liabilities

The Corporation's financial liabilities include borrowings, convertible debentures and accounts payable and accrued liabilities.

Financial liabilities are measured subsequently at amortised cost using the effective interest method, except for financial liabilities held for trading or designated at fair value through profit or loss, that are carried subsequently at fair value with gains or losses recognised in profit or loss.

All derivative financial instruments that are not designated and effective as hedging instruments are accounted for at fair value through profit or loss.

All interest-related charges and, if applicable, changes in an instrument's fair value that are reported in profit or loss are included within 'general and administrative costs'.

(Incorporated under the laws of Ontario)

NOTES TO THE UNAUDITED CONDENSED INTERIM AND AUDITED
YEAR-END FINANCIAL STATEMENTS

(Stated in Canadian Dollars)

For the six months ended June 30, 2012 (unaudited)
(with comparative figures for the period from incorporation on November 23, 2011 to December 31,
2011 (audited))

Impairment of financial assets

Financial assets are assessed for indicators of impairment at each financial position reporting date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted. For unlisted shares classified as AFS, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment.

For all other financial assets objective evidence of impairment could include:

  significant financial difficulty of the issuer or counterparty; or
  default of delinquency in interest or principal payments; or
  it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, such as amounts receivable and deposits, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying amount is reduced through the use of an allowance account. When an amount receivable is considered uncollectable, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credit against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

With the exception of AFS equity instruments, if, in a subsequent period, the amount of the impairment loss decreases and the decreases can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of AFS equity securities, impairment loses previously recognized through profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in equity.

(Incorporated under the laws of Ontario)

NOTES TO THE UNAUDITED CONDENSED INTERIM AND AUDITED
YEAR-END FINANCIAL STATEMENTS

(Stated in Canadian Dollars)

For the six months ended June 30, 2012 (unaudited)
(with comparative figures for the period from incorporation on November 23, 2011 to December 31,
2011 (audited))

Royalty interests in mineral properties

Royalty interests in mineral properties include acquired royalty interests in production, development and exploration stage properties. The cost of acquired royalty interests in production, development and exploration properties are capitalized as tangible assets, as such interests do not meet the definition of a financial asset under IFRS.

Acquisition costs of production stage royalty interests are depleted using the units of production method over the life of the mineral property, which is estimated using the proven and probable reserves as provided by the operator. Acquisition costs of royalty interests on development stage mineral properties, which are not yet in production, are not amortized until the property begins production. Acquisition costs of royalty interests on exploration stage mineral properties, where there are no proven and probable reserves, are amortized over the remaining life of the property. At such time as the associated exploration stage mineral interests are converted to proven and probable reserves, the cost basis is amortized over the remaining life of the mineral property, using proven and probable reserves. Exploration costs are charged to operations when incurred.

The recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest property using proven and probable reserves and other relevant information received from the operator. The Corporation evaluates the recoverability of the carrying value of royalty interests in exploration stage properties in the event of a significant decrease in commodity prices and whenever new information regarding the mineral properties is obtained from the operator indicating that production will not likely occur in the future, thus affecting the future recoverability of the royalty interests. Impairment in the carrying value in each property are measured and recorded to the extent that the carrying value in each property exceeds its estimated fair value, which is generally calculated using estimated future discounted cash flows.

The estimates regarding commodity prices, operators estimates of proven and probable reserves related to the royalty interests, and operator's estimates of operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverablity of the investment in these royalty interests. Although the Corporation has made the best assessment of these factors based on current conditions, it is possible that changes could occur, which could adversely affect the net cash flows to be generated from the royalty interests.

(Incorporated under the laws of Ontario)

NOTES TO THE UNAUDITED CONDENSED INTERIM AND AUDITED
YEAR-END FINANCIAL STATEMENTS

(Stated in Canadian Dollars)

For the six months ended June 30, 2012 (unaudited)
(with comparative figures for the period from incorporation on November 23, 2011 to December 31,
2011 (audited))

Leaseholds

Leaseholds are stated at historical cost less accumulated depreciation and any provision for impairment in value. Cost includes the purchase price, any directly attributable costs of bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, and the present value of the estimated costs of decommissioning and restoration, if applicable.

The cost less residual value of leaseholds is depreciated on a declining balance basis. The rates generally applicable are:

Leaseholds                                           4%

Material residual value estimates and estimates of useful life are updated as required, but at least annually, whether or not the asset is revalued.

Gains or losses arising on the disposal of leaseholds are determined as the difference between the disposal proceeds and the carrying amount of the equipment and are recognised in profit or loss within 'other income' or 'other expenses'.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits, which are subject to an insignificant risk of changes in value.

Impairment of non-financial assets

At each financial position reporting date the carrying amounts of the Corporation's non-financial assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less that its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For the purposes of impairment testing, royalty interests in mineral properties are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(Incorporated under the laws of Ontario)

NOTES TO THE UNAUDITED CONDENSED INTERIM AND AUDITED
YEAR-END FINANCIAL STATEMENTS

(Stated in Canadian Dollars)

For the six months ended June 30, 2012 (unaudited)
(with comparative figures for the period from incorporation on November 23, 2011 to December 31,
2011 (audited))

Convertible debenture

Convertible debentures are carried at their amortized cost, whereby any debt issuance costs were initially recorded as a reduction of the average carrying value of the debt to which they relate. Over the term of the debt, the liability will increase to the face value of the debt through the use of the effective interest rate method, with the accretion expense included in the interest on convertible debentures on the consolidated statement of net loss and comprehensive loss. This treatment serves to yield a constant rate of interest over the life of the particular financial instrument.

Share capital

Share capital represents the fair value of consideration received. Equity instruments are contracts that give a residual interest in the net assets of the Corporation. Financial instruments issued by the Corporation are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Corporation’s common shares, contributed surplus, and share warrants are classified as equity instruments. Incremental costs directly attributable to the issue of new shares, options or warrants are shown in equity as a deduction, net of tax, from the proceeds.

Income taxes

Tax expense recognised in profit or loss comprises the sum of deferred tax and current tax not recognised in other comprehensive income or directly in equity.

Current income tax assets and/or liabilities comprise those obligations to, or claims from, fiscal authorities relating to the current or prior reporting periods, that are unpaid at the reporting date. Current tax is payable on taxable profit or other current tax activities, which differs from profit or loss in the financial statements. Calculation of current tax expense is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. However, deferred tax is not provided on the initial recognition of goodwill, or on the initial recognition of an asset or liability unless the related transaction is a business combination or affects tax or accounting profit. Deferred tax on temporary differences associated with investments in subsidiaries and joint ventures is not provided if reversal of these temporary differences can be controlled by the Corporation and it is probable that reversal will not occur in the foreseeable future.

Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period. Deferred tax liabilities are always provided for in full.

Deferred tax assets are recognised to the extent that it is probable that they will be able to be utilised against future taxable income. To the extent that the Corporation does not consider it probable that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Deferred tax assets and liabilities are offset only when the Corporation has a right and intention to offset current tax assets and liabilities from the same taxation authority.

(Incorporated under the laws of Ontario)

NOTES TO THE UNAUDITED CONDENSED INTERIM AND AUDITED
YEAR-END FINANCIAL STATEMENTS

(Stated in Canadian Dollars)

For the six months ended June 30, 2012 (unaudited)
(with comparative figures for the period from incorporation on November 23, 2011 to December 31,
2011 (audited))

Changes in deferred tax assets or liabilities are recognised as a component of taxable income or expense in profit or loss, except where they relate to items that are recognised in other comprehensive income or directly in equity, in which case the related deferred tax is also recognised in other comprehensive income or equity, respectively.

Loss per share

The Corporation presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Corporation by the weighted average number of common shares outstanding during the period. Diluted loss per share is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

Segment reporting

An operating segment is a component of an entity (i) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), (ii) whose operating results are regularly reviewed by the entity's management, and (iii) for which discrete financial information is available. The Corporation's operating segments are its separately identifiable royalty interests in mineral properties. The Corporation also discloses information on a geographic basis.

(Incorporated under the laws of Ontario)

NOTES TO THE UNAUDITED CONDENSED INTERIM AND AUDITED
YEAR-END FINANCIAL STATEMENTS

(Stated in Canadian Dollars)

For the six months ended June 30, 2012 (unaudited)
(with comparative figures for the period from incorporation on November 23, 2011 to December 31,
2011 (audited))

Significant accounting judgements and estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the balance sheet date that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.           the recoverability of amounts receivable and deposits which are included in the statement of financial position;

ii.          the estimated useful lives of leaseholds which are included in the statement of financial position and the related depreciation included in the statement of comprehensive loss;

iii.         the provision for income taxes which is included in the statement of comprehensive loss and composition of deferred income tax assets and liabilities included in the statement of financial position.

iv.          the recoverability of investments in royalty interests in mineral properties.

Interest

Interest income and expenses are reported on an accrual basis using the effective interest method.

Royalty revenue

Royalty revenue is recognized based upon amounts contractually due pursuant to the underlying royalty agreement. Specifically, revenue is recognized in accordance with the terms of the underlying royalty agreements subject to (i) the pervasive evidence of the existence of the arrangements; (ii) the risks and rewards having been transferred; (iii) the royalty being fixed or determinable; and (iv) the collectability of the royalty being reasonably assured.

Operating expenses

Operating expenses are recognised in profit or loss upon utilization of the service or at the date of their origin.

3. RECENT ACCOUNTING PRONOUNCEMENTS

The Corporation has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Corporation has not yet early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

(Incorporated under the laws of Ontario)

NOTES TO THE UNAUDITED CONDENSED INTERIM AND AUDITED
YEAR-END FINANCIAL STATEMENTS

(Stated in Canadian Dollars)

For the six months ended June 30, 2012 (unaudited)
(with comparative figures for the period from incorporation on November 23, 2011 to December 31,
2011 (audited))

a) Accounting Standards Issued and Effective January 1, 2013

IFRS 9, Financial Instruments, replaces the current standard IAS 39, Financial Instruments: Recognition and Measurement, replacing current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value.

IFRS 10, Consolidated Financial Statements, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard:
          - Requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements;
          - Defines the principle of control, and establishes control as the basis for consolidated;
          - Sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and
          - Sets out the accounting requirements for the preparation of consolidated financial statements

IFRS 10 supersedes IAS 27 and SIC-12, Consolidation - Special Purpose Entities.

IFRS 11, Joint Arrangements, establishes the core principle that a party to a joint arrangement determines the type of joint arrangements in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with the type of joint arrangement.

IFRS 12, Disclosure of Involvement with Other Entities, requires the disclosure of information that enables users of consolidated financial statements to evaluate the nature of and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

IFRS 13, Fair Value Measurement, defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for the following:
          - Share-based payment transactions within the scope of IFRS 2, Share-based Payment;
          - Leasing transactions within the scope of IAS 17, Leases;
          - Measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS2, Inventories, or value in use in IAS 36, Impairment Assets.

IAS 27, Separated Financial Statements, has the objective of setting standards to be applied in accounting for investments in subsidiaries, jointly ventures, and associates an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements.

IAS 28, Investments in Associates and Joint Ventures, prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 applies to all entities that are investors with joint control of, or significant influence over, an investee (associated or joint venture).

(Incorporated under the laws of Ontario)

NOTES TO THE UNAUDITED CONDENSED INTERIM AND AUDITED
YEAR-END FINANCIAL STATEMENTS

(Stated in Canadian Dollars)

For the six months ended June 30, 2012 (unaudited)
(with comparative figures for the period from incorporation on November 23, 2011 to December 31,
2011 (audited))

IFRIC Interpretation 20, Stripping Costs in the Production Phase of a Surface Mine, summarizes the method of accounting for waste removal costs incurred as a result of surface mining activity during the production phase of a mine.

4. SEGMENTED INFORMATION

The Corporation’s significant segments are represented by its separately identifiable royalty interests in mineral properties [note 9]. The Corporation also operates in two distinct geographic areas. The Canadian operations, which are located in Ontario, are managed from the Corporation’s head office in Thunder Bay. Ontario, Canada. The South African operations relate to the royalty interests in mineral properties and are managed from the head office in Thunder Bay, Ontario, Canada.

	NON-CURRENT ASSETS		LOSS AND COMPREHENSIVE LOSS

Country / Region	As at June 30, 2012	As at December 31, 2011	Period ended
			June 30, 2012	June 30, 2011
	$	$	$	$
Canada	34,798		(573,744)	(18,581)
South Africa	20,794,635	-	148,296	-
	20,829,433	-	(425,448)	(18,581)

5. SHORT TERM LOAN PAYABLE

Following completion of the acquisition of Buffelsfontein and Mineral Waste Solution royalties from Aberdeen International Inc., the Corporation received an 8%, unsecured, line of credit from its parent company. Repayment terms are $8 million on closing of a going-public transaction, and the balance within one year.

6. CONVERTIBLE DEBENTURE

	June 30, 2012	December 31, 2011
	$	$

Beginning balance	-	-
Issuance of debenture	9,229,091
Accretion	76,909
Ending balance	9,306,000	-

	June 30, 2012	December 31, 2011
	$	$

8.00% Unsecured Subordinated Convertible Debenture	9,306,000	-

(Incorporated under the laws of Ontario)

NOTES TO THE UNAUDITED CONDENSED INTERIM AND AUDITED
YEAR-END FINANCIAL STATEMENTS

(Stated in Canadian Dollars)

For the six months ended June 30, 2012 (unaudited)
(with comparative figures for the period from incorporation on November 23, 2011 to December 31,
2011 (audited))

On May 31, 2012 the Corporation issued a convertible debenture in the amount of $9,400,000 (the "Convertible Debenture") with a term of one year. The unpaid amounts owing under the Convertible Debenture accrue interest at a rate of 8% per annum and upon the Corporation completing a public offering, or any other comparable going public transaction (a "Going Public Transaction"), the Convertible Debenture shall automatically convert into that number of common shares of Premier Royalty equal to the principal amount and accrued interest divided by the amount equal to the offering price or deemed price in connection with the Going Public Transaction less a 10% discount (see [note 9] for additional details).

(Incorporated under the laws of Ontario)

NOTES TO THE UNAUDITED CONDENSED INTERIM AND AUDITED
YEAR-END FINANCIAL STATEMENTS

(Stated in Canadian Dollars)

For the six months ended June 30, 2012 (unaudited)
(with comparative figures for the period from incorporation on November 23, 2011 to December 31,
2011 (audited))

7. SHARE CAPITAL AND RESERVES

Seed Shares

On November 23, 2011 the Corporation issued 100 common shares at a price of $0.01 in return for services related to establishing the Corporation.

8. LOSS PER SHARE

Both the basic and diluted earnings per share have been calculated using the loss attributable to shareholders of the Corporation as the numerator. No adjustments to loss were necessary in 2012 or 2011.

	2012	2011
	$	$

Numerator:
Comprehensive loss	(438,768)	(18,581)
Denominator:
Weighted average number of common shares	100	100
Basic and diluted loss per share	(4,387.68)	(185.81)

(Incorporated under the laws of Ontario)

NOTES TO THE UNAUDITED CONDENSED INTERIM AND AUDITED
YEAR-END FINANCIAL STATEMENTS

(Stated in Canadian Dollars)

For the six months ended June 30, 2012 (unaudited)
(with comparative figures for the period from incorporation on November 23, 2011 to December 31,
2011 (audited))

9. ROYALTY INTERESTS IN MINERAL PROPERTIES

The following summarizes the Corporation's principal royalty interests in mineral properties as of June 30, 2012.

		2012		2011

	Acquisition	Accumulated	Net	Net total
	Costs	Depletion
	$	$	$	$

Buffelsfontein, South Africa	12,713,456	(34,891)	12,678,565	-
Mineral Waste Solutions, South Africa	8,131,746	(15,676)	8,116,070
	20,845,202	(50,567)	20,794,635	-

Royalty interests in mineral property acquisitions

Acquisition of Buffelsfontein and Mineral Waste Solution Royalties from Aberdeen International

On May 31, 2012, the Corporation closed a purchase agreement (the "Aberdeen Agreement") with Aberdeen International Inc. ("Aberdeen"), whereby Premier Royalty acquired from Aberdeen a 1% net smelter return royalty (the"Buffelsfontein Royalty) on gold produced from Village Main Reef Limited's Buffelsfontein Mine and AngloGold Ashanti Limited's Mine Waste Solutions tailings recovery project in the Republic of South Africa.

Pursuant to the terms of the Aberdeen Agreement, Premier Royalty purchased the Buffelsfontein Royalty in consideration for an aggregate purchase price of $20,900,000, which consisted of a cash payment in the amount of $11,500,000 and the issuance by Premier Royalty of a convertible debenture payable to Aberdeen in the amount of $9,400,000 (the "Aberdeen Convertible Debenture"). The unpaid amounts owing under the Aberdeen Convertible Debenture accrue interest at a rate of 8% per annum and upon Premier Royalty completing a public offering, or any other comparable going public transaction (a "Going Public Transaction"), the Aberdeen Convertible Debenture will automatically convert into that number of common shares of Premier Royalty equal to the principal amount and accrued interest divided by the amount equal to the offering price or deemed price in connection with the Going Public Transaction less a 10% discount. Further, in the event Premier Royalty completes a Going Public Transaction, Premier Royalty shall issue to Aberdeen that number of warrants of the Corporation equal to 0.5 multiplied by the number of common shares of the Corporation issued under the Aberdeen Convertible Debenture (each whole warrant, a "Warrant"). Each Warrant shall entitle Aberdeen to acquire one common share of the Corporation at a price which represents a 25% premium to the price per common share of the Corporation issued in connection with a Going Public Transaction for a period of two years from the closing date of the Going Public Transaction.

In the event that a Going Public Transaction is not completed on or before May 31, 2013, the principal amount and accrued interest under the Aberdeen Convertible Debenture shall be repaid by Premier Royalty in cash to Aberdeen in full, or if Premier Royalty elects, and subject to the approval of Premier, Premier shall satisfy the Aberdeen Convertible Debenture on the Corporation's behalf by issuing that number of common shares of Premier equal to the principal amount and accrued interest divided by the volume weighted average price of the common shares of Premier for the five trading days immediately prior to May 31, 2013.

(Incorporated under the laws of Ontario)

NOTES TO THE UNAUDITED CONDENSED INTERIM AND AUDITED
YEAR-END FINANCIAL STATEMENTS

(Stated in Canadian Dollars)

For the six months ended June 30, 2012 (unaudited)
(with comparative figures for the period from incorporation on November 23, 2011 to December 31,
2011 (audited))

10. LEASEHOLDS

Leaseholds
Cost

Balance, December 31, 2011	-
Assets acquired	35,150
Balance, June 30, 2012	35,150

Accumulated depreciation

Balance, December 31, 2011	-
Depreciation for the period	352
Balance, June 30, 2012	352

Carrying amount

December 31, 2011	-
June 30, 2012	34,798

11. INCOME TAXES

The tax effects of temporary differences that give rise to future income tax assets and future income tax liabilities at June 30, 2012 are as follows:

Income tax recovery attributable to loss before income taxes differs from the amounts computed by applying the combined federal and provincial tax rate of 26.5% (2011 - 28%) to pre-tax loss as a result of the following.

	2012	2011
	$	$

Loss before income taxes	(438,768)	-

Expected income tax recovery from applying tax rate	(116,274)	(5,203)
Increase (decreases) from:
Deferred tax assets not recognized	116,274	5,203
	-	-

(Incorporated under the laws of Ontario)

NOTES TO THE UNAUDITED CONDENSED INTERIM AND AUDITED
YEAR-END FINANCIAL STATEMENTS

(Stated in Canadian Dollars)

For the six months ended June 30, 2012 (unaudited)
(with comparative figures for the period from incorporation on November 23, 2011 to December 31,
2011 (audited))

	2012	2011
	$	$

Non-capital losses	(117,946)	(5,203)
Total future income tax assets	(117,946)	(5,203)
Deferred tax assets not recognized	117,946	5,203
Net deferred tax liability	-	-

The Corporation has non-capital losses of $117,946 available to reduce future taxable income which expires as follows: $5,203 in 2031 and $112,743 in 2032.

12. RELATED PARTY TRANSACTIONS

The Corporation's related parties include the Parent, key management personnel, and entities over which they have control or significant influence as described below:

Nature of transactions

1852036 Ontario Inc.	Management consulting
The Alyris Group	Accounting services
Premier Gold Mines Limited	Parent company

[a] Included in general and administrative expenses is $97,950 (2011 - $16,272) paid by the Corporation to a company controlled by the President and CEO for management consulting related services.

[b] Included in accounts payable is $134,472 (2011 - $3,531) due to its parent company for amounts paid on behalf of the Corporation.

[c] Included in general and administrative expenses is $9,968 (2011 - $nil) for amounts paid by the Corporation to a company controlled by a common director for accounting services.

(Incorporated under the laws of Ontario)

NOTES TO THE UNAUDITED CONDENSED INTERIM AND AUDITED
YEAR-END FINANCIAL STATEMENTS

(Stated in Canadian Dollars)

For the six months ended June 30, 2012 (unaudited)
(with comparative figures for the period from incorporation on November 23, 2011 to December 31,
2011 (audited))

13. COMMITMENTS

The Corporation has commitments relating to facilities leases extending to 2016.

The minimum annual lease payments for the five years are as follows:

$
2012	12,060
2013	24,120
2014	24,120
2015	24,120
2016	12,060
96,480

14. FINANCIAL INSTRUMENTS AND RELATED RISKS

The Corporation's operations include the acquisition of royalty interests in mineral properties in Canada and South Africa. The Corporation examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board of Directors.

[a] Credit Risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Corporation by those counterparties, less any amounts owned to the counterparty by the Corporation where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

i)	Cash and cash equivalents

In order to manage credit and liquidity risk the Corporation invests only in highly rated investment grade instruments that have maturities of six months or less and are cashable or readily convertible to cash. Limits are also established based on the type of investment, the counterparty and the credit rate.

(Incorporated under the laws of Ontario)

NOTES TO THE UNAUDITED CONDENSED INTERIM AND AUDITED
YEAR-END FINANCIAL STATEMENTS

(Stated in Canadian Dollars)

For the six months ended June 30, 2012 (unaudited)
(with comparative figures for the period from incorporation on November 23, 2011 to December 31,
2011 (audited))

[b] Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and intercompany borrowings.

Accounts payable and accrued liabilities are due within the current operating period.

[c] Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Corporation will realize a significant loss as a result of a decline in the fair market value of investments and other items held within cash and cash equivalents is limited given that the majority of investments have a relatively short maturity and are cashable. The Corporation manages its interest rate risk with investments by investing the majority of funds in short-term investments and therefore is not exposed to significant fluctuations in interest rates. The interest rate risk associated with the Corporation's long term debt relates to the fixed nature of the interest rate. Should there be a significant decrease in the market interest rate, there is potential exposure due to the Corporation locking in at a higher rate.

[d] Currency risk

The Corporation is exposed to the financial risk related to the fluctuation of foreign exchange rates. The functional and reporting currency of the Corporation is the Canadian dollar. The Corporation has royalty interests, and receives royalty payments, from mines located in South Africa, and thus is subject to fluctuations in the U.S. Dollar, which is the functional curreny of those operations. Changes in the currency exchange rates between the Canadian dollar relative to the U.S. Dollar could have an effect on the Corporation's results of operations, financial position or cash flows. The Corporation has not hedged its exposure to currency fluctuations. At June 30, 2012 a 100 basis point decrease/increase in the U.S. Dollar would result in a foreign exchange gain/loss of CDN$1,486.

The Corporation does not invest in derivatives to mitigate these risks.

(Incorporated under the laws of Ontario)

NOTES TO THE UNAUDITED CONDENSED INTERIM AND AUDITED
YEAR-END FINANCIAL STATEMENTS

(Stated in Canadian Dollars)

For the six months ended June 30, 2012 (unaudited)
(with comparative figures for the period from incorporation on November 23, 2011 to December 31,
2011 (audited))

15. MANAGEMENT OF CAPITAL RISK

The Corporation manages its common shares as capital. The Corporation's objectives when managing capital are to safeguard the Corporation's ability to continue as a going-concern in order to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Corporation manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Corporation may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Corporation does not pay out dividends. The Corporation's investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short-term maturities, selected with regard to the expected timing of expenditures from continuing operations.

The Corporation expects its current capital resources will be sufficient to carry out its operations through 2012.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Corporation's financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
	$	$	$	$

Assets
Cash and cash equivalents	753	-	-	753
	753	-	-	753

(Incorporated under the laws of Ontario)

NOTES TO THE UNAUDITED CONDENSED INTERIM AND AUDITED
YEAR-END FINANCIAL STATEMENTS

(Stated in Canadian Dollars)

For the six months ended June 30, 2012 (unaudited)
(with comparative figures for the period from incorporation on November 23, 2011 to December 31,
2011 (audited))

16. SUBSEQUENT EVENTS

Signing of definitive agreement with Golden Arrow Resources Corporation

On May 23, 2012 the Company signed a definitive purchase agreement (the “Golden Arrow Agreement”) regarding the sale by Golden Arrow Resources Corporation (“Golden Arrow”), of its 1% net smelter return (a “NSR”) royalty on Yamana Gold Inc.’s Gualcamayo Gold mine (the “Gualcamayo Royalty”). Pursuant to the terms of the Golden Arrow Agreement, the Company has agreed to purchase 100% of the shares of Golden Arrow’s wholly-owned subsidiary, which indirectly owns the Gualcamayo Royalty, for cash consideration of $16,500,000 and warrants to purchase an aggregate of up to 1 million shares of the Company at an exercise price equal to 120% of the price of the shares of the Company or resulting issuer thereof in connection with an initial public offering or similar going public transaction. The warrants will be exercisable for a period of 24 months from the closing date of the Gualcamayo Royalty acquisition. Golden Arrow will have the right, on 30 days’ prior written notice, to require the Company to purchase for cancellation all outstanding warrants for a price of $1.25 per warrant at any time prior to their expiry.

All third party approvals with respect to the acquisition of the Gualcamayo Royalty, including the approval of the shareholders of Golden Arrow, have been received and Premier Royalty expects the acquisition to be completed prior to the Effective Date.

Premier Gold provided a bridge loan (the “Bridge Loan”) to the Company for the Gualcamayo Royalty purchase from Golden Arrow. The unsecured bridge loan will accrue interest at 8% per annum, and repayment terms are $8 million on closing of a going-public transaction, and the balance within one year.

Private Placement of $11,500,000 Convertible Debentures

On July 6 and July 10, 2012 the Corporation closed a private placement (the "Private Placement") of an aggregate $11,500,000 principal amount of convertible debentures of Premier Royalty, which accrue interest at a rate of 8% per annum (the "Convertible Debentures"). The Convertible Debentures mature on May 31, 2013 unless, among other things, they are automatically converted as a result of the occurrence of a going public transaction by the Corporation, including the closing of the previously announced business combination transaction (the "Bridgeport Transaction") involving Premier Royalty and Bridgeport Ventures Inc. ("Bridgeport"). Upon completion of the Bridgeport Transaction the principal amount outstanding under the Convertible Debentures together with all accrued interest thereon will be effectively converted into units of Bridgeport at a conversion price of $1.40 per unit (on a post-consolidated basis), with each unit consisting of one post-consolidation common share of Bridgeport and 0.375 of a Bridgeport warrant (on a post-consolidated basis). Each whole warrant (a "Bridgeport Warrant") will be exercisable at a price of $2.00 (each on a post-consolidated basis) for a period commencing on the date that is six months following the completion of the Bridgeport Transaction and ending on the date that is four years following completion of the Bridgeport Transaction, subject to early expiry upon the occurrence of certain events.

The debenture also provides that in the event of a going public transaction for Premier Royalty other than the Bridgeport Transaction prior to the maturity date of the Convertible Debentures, the whole of the principal amount outstanding under each debenture together with all accrued interest thereon will be converted into common shares of the resulting entity at a conversion price equal to 90% of the price per share that Premier Royalty or its security holders receive on the creation, issuance and/or sale of such shares pursuant to such going public transaction, as applicable, subject to the provisions of the Convertible Debentures. The proceeds of the Private Placement will be used by Premier Royalty for royalty acquisitions and working capital.

(Incorporated under the laws of Ontario)

NOTES TO THE UNAUDITED CONDENSED INTERIM AND AUDITED
YEAR-END FINANCIAL STATEMENTS

(Stated in Canadian Dollars)

For the six months ended June 30, 2012 (unaudited)
(with comparative figures for the period from incorporation on November 23, 2011 to December 31,
2011 (audited))

Purchase of Thunder Creek Royalty

On July 13, 2012, the Corporation closed a purchase agreement for a 1% net smelter return royalty (the " Thunder Creek Royalty") on certain mining claims which comprise the Thunder Creek Deposit of the Timmins West Mine and ancillary lands, operated by Lake Shore Gold Corp. ("Lake Shore")

The purchase price for the Thunder Creek Royalty was satisfied by an aggregate $7,000,000 cash payment to the private vendors. Premier Royalty (or a resulting issuer) will issue to the vendors common shares with a value of $500,000 concurrent with a subsequent going public transaction of Premier Royalty.

Transaction with Bridgeport Ventures Inc.

On August 7, 2012 the Corporation, signed a definitive agreement with Bridgeport Ventures Inc. (BPV:TSX) ("Bridgeport"). to enter into a business combination (the "Business Combination Agreement" or the "Transaction"), pursuant to which Bridgeport will acquire Premier Royalty by way of plan of arrangement.

Pursuant to the Transaction, Bridgeport will issue shares to Premier Gold in such amount as is equal to 60% of the issued and outstanding shares of Bridgeport (prior to giving effect to any convertible securities or instruments), at a deemed price of $1.40 per common share of Bridgeport (on a post-consolidation basis). Bridgeport will also issue warrants for each post-consolidation Bridgeport Share held by its current shareholders on the basis of 0.375 of a warrant (on a post-consolidation basis) for each common share of Bridgeport held by such shareholders. Each whole warrant (a "Bridgeport Warrant") will be exercisable at a price of $2.00 per post-consolidation Bridgeport Share for a period commencing on the date that is six months following the completion of the Transaction and ending on the date that is four years following completion of the Transaction, subject to early expiry upon the occurrence of certain events.

Premier Royalty previously obtained from Premier Gold a bridge loan facility in connection with the acquisition of certain royalties. In addition to stipulated cash payback provisions, Premier Gold will be granted a one-time right in its sole discretion to effectively convert all or a portion of the bridge loan into units of Bridgeport, at a price of $1.40 per unit (on a post-consolidation basis) at or prior to closing. Each unit will consist of one common share of Bridgeport and 0.375 of a Bridgeport Warrant. In addition, Premier Gold will be granted up to an additional 2.8 million Bridgeport warrants (on a post-consolidation basis) less the number of Bridgeport Warrants issued to Premier Gold pursuant to the Conversion Right and an additional 1.4575 million warrants to purchase post-consolidation Bridgeport Shares, which shall be exercisable until October 7, 2014.

Premier Gold shall have the right to rename Bridgeport and set its new management team upon completion of the Transaction. Bridgeport shall be entitled to two seats on the resulting Board of Directors.

Schedules of Royalty Interests and Revenues of
Aberdeen International Inc. on Mineral Properties of
Village Main Reef Limited and
Anglo Gold Ashanti Limited
as at and for the years ended
January 31, 2010, 2011 and 2012

McGovern, Hurley, Cunningham, LLP
Chartered Accountants

2005 Sheppard Avenue East, Suite 300
Toronto, Ontario
M2J 5B4, Canada
Phone 416-496-1234
Fax 416-496-0125
Email info@mhc-ca.com
Web www.mhc-ca.com

INDEPENDENT AUDITOR'S REPORT

To the Directors of Premier Royalty Corporation:

We have audited the accompanying schedules of royalty interests of Aberdeen International Inc. on mineral properties of Village Main Reef Limited and AngloGold Ashanti Limited as at January 31, 2012, 2011 and 2010 and schedules of royalty revenues for the years then ended and a summary of significant accounting policies and other explanatory information (together, the "financial statements"). The financial statements have been prepared by management using the basis of accounting described in Note 1.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with the basis of accounting described in Note 1; this includes determining that the basis of accounting is an acceptable basis for the preparation of the financial statements in the circumstances, and for such internal control as management determines is necessary to enable the preparation of the financial statements that is free from material misstatement, whether due to fraud or error.

Opinion
In our opinion, the financial statements present fairly, in all material respects, the royalty interests of Aberdeen International Inc. on mineral properties of Village Main Reef Limited and AngloGold Ashanti Limited as at January 31, 2012, 2011 and 2010 and royalty revenues for the years then ended in accordance with the basis of accounting described in Note 1.

A member of UHY International, a network of independent accounting and consulting firms
UHY

McGovern, Hurley, Cunningham, LLP
Chartered Accountants

2005 Sheppard Avenue East, Suite 300
Toronto, Ontario
M2J 5B4, Canada
Phone 416-496-1234
Fax 416-496-0125
Email info@mhc-ca.com
Web www.mhc-ca.com

Basis of Accounting

Without modifying our opinion, we draw attention to Note 1 to the financial statements, which describes the basis of accounting. The financial statements have been prepared for inclusion in the management information circular for an annual and special meeting of the securityholders of Bridgeport Ventures Inc. dated October 31, 2012. As a result, these statements may not be suitable for another purpose.

McGOVERN, HURLEY, CUNNINGHAM LLP

McGovern, Hurley, Cunningham, LLP

Chartered Accountants
Licensed Public Accountants

TORONTO, Canada
October 31, 2012

A member of UHY International, a network of independent accounting and consulting firms
UHY

Schedules of Royalty Interests of Aberdeen International Inc. on Mineral Properties of
Village Main Reef Limited and Anglo Gold Ashanti Limited
As At
(in Canadian dollars)

	Note	January 31	January 31	January 31
		2012	2011	2010
		$	$	$
Royalty interests on mineral properties, net	3	22,101,813	28,183,500	35,045,928

Refer to accompanying notes to the Schedules of Royalty Interests and Revenues of Aberdeen International  Inc. on Mineral Properties of Village Main Reef Limited and Anglo Gold Ashanti Limited.

Schedules of Royalty Revenues of Aberdeen International Inc. on Mineral Properties of
Village Main Reef Limited and Anglo Gold Ashanti Limited
For the Years Ended
(in Canadian dollars)

	January 31	January 31	January 31
	2012	2011	2010
	$	$	$
Royalty Revenues	2,409,543	2,009,725	1,846,701

Refer to accompanying notes to the Schedules of Royalty Interests and Revenues of Aberdeen International  Inc. on Mineral Properties of Village Main Reef Limited and Anglo Gold Ashanti Limited.

1. Basis of preparation

The royalty interests are comprised of a 1% net smelter return ("NSR") royalty interest on gold production from Village Main Reef Limited's Buffelstein Mine and AngloGold Ashanti Limited's Mine Waste Solutions tailings recovery operation (collectively, the "Royalty Interests").

The Schedules of Royalty Interests on Mineral Properties of Village Main Reef Limited and AngloGold Ashanti Limited and the Schedules of Royalty Revenues (collectively, the "Schedules") include information relating to the royalty interests that were acquired by Premier Royalty Corporation ("Premier") from Aberdeen International Inc. ("Aberdeen") pursuant to a purchase and sale agreement effective May 31, 2012. The Schedules were prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). The Schedules of Royalty Revenues do not include any provisions for depletion, impairment, related administrative costs, foreign exchange gain (loss) and income taxes for the Royalty Interests.

2. Significant accounting policies

The Schedules have been prepared in accordance with IFRS and reflect the following significant policies:

Basis of presentation

The Schedules have been prepared using the historical cost convention.

Functional and presentation currency

The functional currency is the currency of the primary economic environment in which the royalty interests exist. The Schedules are presented in Canadian dollars. The United States dollar is the functional currency of the Schedules.

Significant accounting judgements, estimates and assumptions

(i) Significant estimates

The preparation of the Schedules in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts at the date of the Schedules and reported amounts of revenues during the reporting period. Such estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates. The impacts of such estimates are pervasive throughout the Schedules, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the Schedules is as follows:

I-37

2. Significant accounting policies (continued)

Significant accounting judgements, estimates and assumptions (continued)

Fair value / impairment of royalties

Assessment of impairment of royalties requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Company's royalties. The assessment of fair values requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, reserve/resource conversion, net asset value ("NAV") multiples, foreign exchange rates, future capital expansion plans and the associated production implications. Changes in any of the assumptions and estimates used in determining the fair value of the royalty could impact the impairment analysis. Refer to Note 3 for further details.

(ii) Royalty interests on mineral properties

The Royalty Interests relate to mineral properties in the production stage. Royalty interests are recorded at cost and capitalized as tangible assets. The carrying values of royalty interests are depleted using the unit-of-production method over the life of the property to which the royalty interest relates, which is estimated using available estimates of proven and probable reserves specifically associated with the mineral properties.

The royalty interests on mineral properties are assessed for impairment whenever events or changes in circumstances, which may include significant changes in commodity prices and publicly available information from operators of the producing assets, indicate that the related carrying value of the royalty interests may not be recoverable. The recoverability of royalty interests is evaluated based upon estimated future undiscounted net cash flows from each royalty interest property using estimates of proven and probable reserves. Impairments in the carrying value of each property are measured and recorded to the extent that the carrying value of each property exceeds its recoverable amount, which is the higher of fair value less costs to sell or value in use, which is generally calculated using estimated discounted future cash flows.

Estimates of gold prices, operator's estimates of proven and probable reserves related to the royalty properties, and the operator's production profile are subject to certain risks and uncertainties which may affect the recoverability of these royalty interests in mineral properties. Although management has made its best assessment of these factors based on current conditions, it is possible that changes could occur, which could adversely affect the net cash flows expected to be generated from these royalty interests.

I-38

2. Significant accounting policies (continued)

(iii) Foreign currency translation

All assets and liabilities are translated at the exchange rate in effect at the Schedules of Royalty Interests of Aberdeen on Mineral Properties of Village Main Reef Limited and AngloGold Ashanti Limited. Revenues and expenses are translated at rates of exchange in effect during the year.

(iv) Royalty revenue

Royalty revenue is calculated in accordance with the applicable regulations and / or the terms of the individual agreements.

3. Royalty interests on mining properties

Royalty Interests are comprised of a 1% net smelter return ("NSR") royalty interest on gold production from Village Main Reef Limited's Buffelstein Mine and AngloGold Ashanti Limited's Mine Waste Solutions tailings recovery operation.

The Royalty Interests were accounted for as tangible assets with the carrying value being the estimated fair market value on February 16, 2009. The fair value was estimated using the following assumptions: 1) life of mines and gold production estimates (per the operators); 2) US$850 gold price through fiscal 2012, and US$700 thereafter; and, 3) discount rate ranging from 2.5% to 5%. The carrying values of the Royalty Interests are depleted using the unit-of-production method over the life of the property to which the royalty interest relates.

As at January 31, 2012, the carrying value of the royalty interest was written down by $5.4 million in anticipation of the sale to Premier. At January 31, 2011, the carrying value of the Village Main Reef royalty was impaired by $3.9 million as production was slower than originally estimated. Refer to Note 4, Subsequent event for details of the sale of the Royalty to Premier.

I-39

3. Royalty interests on mining properties (continued)

Village Main Reef, Limited	Cost	Accumlated Depletion	Impairment	Net
Balance, January 31, 2010	$ 24,445,948	$ (501,983)	$ -	$ 23,943,965
Depletion / impairment	-	(329,040)	(3,904,772)	(4,233,812)
Translation adjustment	(1,550,019)	39,834	-	(1,510,185)
Balance, January 31, 2011	22,895,929	(791,189)	(3,904,772)	18,199,968
Depletion / impairment	-	(185,430)	(3,556,398)	(3,741,828)
Translation adjustment	23,625	(2,476)	-	21,149
Balance, January 31, 2012	$ 22,919,554	$ (979,095)	$ (7,461,170)	$ 14,479,289

AngloGold Ashanti Limited	Cost	Accumulated Depletion	Impairment	Net
Balance, January 31, 2010	$ 11,408,134	$ (306,171)	$ -	$ 11,101,963
Depletion / impairment	-	(424,955)	-	(424,955)
Translation adjustment	(723,344)	29,868	-	(693,476)
Balance, January 31, 2011	10,684,790	(701,258)	-	9,983,532
Depletion / impairment	-	(496,601)	(1,872,242)	(2,368,843)
Translation adjustment	12,959	(5,124)	-	7,835
Balance, January 31, 2012	$ 10,697,749	$ (1,202,983)	$ (1,872,242)	$ 7,622,524

I-40

Interim Schedules of Royalty Interests and Revenues of
Aberdeen International Inc. on Mineral Properties of
Village Main Reef Limited and
Anglo Gold Ashanti Limited
as at January 31, 2012 and April 30, 2012
and for the three months ended April 30, 2011 and 2012

1. Basis of preparation

The royalty interests are comprised of a 1% net smelter return ("NSR") royalty interest on gold production from Village Main Reef Limited's Buffelstein Mine and AngloGold Ashanti Limited's Mine Waste Solutions tailings recovery operation (collectively, the "Royalty Interests").

The Interim Schedules of Royalty Interests on Mineral Properties of Village Main Reef Limited and AngloGold Ashanti Limited and the Interim Schedules of Royalty Revenues (collectively, the "Schedules") include information relating to the royalty interests that were acquired by Premier Royalty Corporation ("Premier") from Aberdeen International Inc. ("Aberdeen") pursuant to a purchase and sale agreement effective May 31, 2012. The Schedules were prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). The Interim Schedules of Royalty Revenues do not include any provisions for depletion, impairment, related administrative costs, foreign exchange gain (loss) and income taxes for the Royalty Interests.

These Schedules are unaudited and are prepared in accordance with the International Accounting Standards ("IAS") 34, Interim Financial Reporting issued by the International Accounting Standard Board. These Schedules have been prepared in accordance with the accounting policies described in Note 2 of the audited Schedules of Royalty Interests and Revenues of Aberdeen International Inc. on Mineral Properties of Village Main Reef Limited and AngloGold Ashanti Limited as at and for the years ended January 31, 2010, 2011 and 2012.

2. Royalty interests on mining properties

Royalty Interests are comprised of a 1% net smelter return ("NSR") royalty interest on gold production from Village Main Reef Limited's Buffelstein Mine and AngloGold Ashanti Limited's Mine Waste Solutions tailings recovery operation.

The Royalty Interests were accounted for as tangible assets with the carrying value being the estimated fair market value of on February 16, 2009. The fair value was estimated using the following assumptions: 1) life of mines and gold production estimates (per the operators); 2) US$850 gold price through fiscal 2012, and US$700 thereafter; and, 3) discount rate ranging from 2.5% to 5%. The carrying values of the Royalty Interests are depleted using the unit-of-production method over the life of the property to which the royalty interest relates.

As at January 31, 2012, the carrying value of the royalty interest was written down by $5.4 million in anticipation of the sale to Premier. Refer to Note 3, Subsequent event for details of the sale of the Royalty to Premier.

I-45

2. Royalty interests on mining properties (continued)

Village Main Reef, Limited	Cost	Accumulated Depletion	Impairment	Net
Balance, January 31, 2011	$ 22,895,929	$ (791,189)	$ (3,904,772)	$ 18,199,968
Depletion / impairment	-	(185,430)	(3,556,398)	(3,741,828)
Translation adjustment	23,625	(2,476)	-	21,149
Balance, January 31, 2012	22,919,554	(979,095)	(7,461,170)	14,479,289
Depletion / impairment	-	(35,292)	-	(35,292)
Translation adjustment	(215,139)	230	-	(214,909)
Balance, April 30, 2012	$ 22,704,415	$ (1,014,157)	$ (7,461,170)	$ 14,229,088

AngloGold Ashanti Limited	Cost	Accumulated Depletion	Impairment	Net
Balance, January 31, 2011	$ 10,684,790	$ (701,258)	$ -	$ 9,983,532
Depletion / impairment	-	(496,601)	(1,872,242)	(2,368,843)
CTA adjustment	12,959	(5,124)	-	7,835
Balance, January 31, 2012	10,697,749	(1,202,983)	(1,872,242)	7,622,524
Depletion / impairment	-	(116,408)	-	(116,408)
CTA adjustment	(113,258)	761	-	(112,497)
Balance, April 30, 2012	$ 10,584,491	$ (1,318,630)	$ (1,872,242)	$ 7,393,619

Royalty Interests	Cost	Accumulated Depletion	Impairment	Net
Village Main Reef, Limited	$ 22,919,554	$ (979,095)	$ (7,461,170)	$ 14,479,289
AngloGold Ashanti Limited	10,697,749	(1,202,983)	(1,872,242)	7,622,524
Total as of January 31, 2012	$ 33,617,303	$ (2,182,078)	$ (9,333,412)	$ 22,101,813
Village Main Reef, Limited	$ 22,704,415	$ (1,014,157)	$ (7,461,170)	$ 14,229,088
AngloGold Ashanti Limited	10,584,491	(1,318,630)	(1,872,242)	7,393,619
Total as of April 30, 2012	$ 33,288,906	$ (2,332,787)	$ (9,333,412)	$ 21,622,707

I-46

Grant Thornton

Opinion
In our opinion, the financial statement presents fairly, in all material respects, the royalty revenue for Thunder Creek Royalty for the year ended December 31, 2011 and for the three and six months ended June 31, 2012 in accordance with International Financial Reporting Standards relevant to preparing such a financial statement.

Other matters
The financial statements are prepared for inclusion in the Management Information Circular for an Annual and Special Meeting of the Securityholders of Bridgeport Ventures Inc. dated November 30, 2012. As a result, these statements may not be suitable for another purpose.

Grant Thornton LLP

Thunder Bay, Canada
October 31, 2012

Chartered Accountants
Licensed Public Accountants

I-50

Thunder Creek Royalty
Schedule of Royalty Revenue
(in Canadian dollars)

	3 months ended June 30, 2012	6 months ended June 30, 2012	12 months ended December 31, 2011
Royalty Revenue	98,129	177,634	290,211

I-51

Thunder Creek Royalty
Notes to Schedule of Royalty Revenue
For the three and six months ended June 30, 2012 and the year ended December 31, 2011
(in Canadian dollars)

1. Basis of preparation

The Thunder Creek Royalty is a 1% net smelter return on certain mining claims which comprise the Thunder Creek Deposit of the Timmins West Mine ("Thunder Creek"), which is owned and operated by Lake Shore Gold Mines Ltd. and certain ancillary lands. As of January 1, 2012, the Timmins West is the name given to the combined operations of the Timmins Deposit and the adjacent Thunder Creek Deposit. Both deposits are in commercial production effective January 1, 2012.

All monetary references expressed in these notes are references to Canadian dollar amounts ("$")

2. Significant accounting policies

Royalty revenue

Royalty revenue are measured at fair value of the consideration received or receivable by the holders of the Thunder Creek Royalty.

I-52

October 2, 2012

Independent Auditor’s Report
To the Directors of Golden Arrow Resources Corporation

We have audited the accompanying schedule of Royalty Income of Golden Arrow Resources Corporation for the years ended December 31, 2011, 2010 and 2009 ("the schedule"). The schedule has been prepared by management in accordance with International Financial Reporting Standards.

Management’s responsibility for the schedule
Management is responsible for the preparation of the schedule in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of the schedule that is free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on the schedule based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the schedule is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the schedule. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the schedule, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of the schedule in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the schedule.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial information in the schedule of Royalty Income of Golden Arrow Resources Corporation for the years ended December 31, 2011, 2010 and 2009 is prepared, in all material respects, in accordance with International Financial Reporting Standards.

Chartered Accountants

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.

	2011	2010	2009
Royalty income	$ 2,238,979	$ 1,616,065	$ 1,335,714

I-55

Golden Arrow Resources Corporation
Notes to Schedule of Royalty Income
For the years ended December 31, 2011, 2010 and 2009
(in Canadian dollars)

1. Basis of preparation

Golden Arrow Resources Corporation ("Golden Arrow", or the "Company") is a natural resource company engaged in the acquisition and exploration of resource properties in Argentina and Chile. This Schedule of Royalty Income ("Schedule") was prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") and includes information relating to the royalty interest to be acquired by Premier Royalty Corporation pursuant to a definitive purchase agreement dated May 23, 2012.

2. Significant accounting policies

Royalty income

Royalty income is based upon amounts contractually due pursuant to the underlying royalty agreement. Revenue is measured at fair value of the consideration received or receivable when management can reliably estimate the amount pursuant to the terms of the royalty agreement.

3. Royalty income

On May 29, 2009 the Company received its first quarterly payment from Yamana Gold Inc. ("Yamana") from the Company's 1% net smelter returns royalty ("NSR") from the production at Yamana's Gualcamayo gold mine, located in San Juan, Argentina. Regular quarterly payments are scheduled to be made on January 31, April 30, July 31 and October 31 of each year of the mine life.

I-56

Golden Arrow Resources Corporation
Interim Schedule of Royalty Income
(unaudited)
(in Canadian dollars)

	Three months ended June 30,		Six months ended June 30,	
	2012	2011	2012	2011
Royalty income	$ 544,327	$ 607,750	$ 1,146,146	$ 1,046,367

I-58

Golden Arrow Resources Corporation
Notes to Interim Schedule of Royalty Income (unaudited)
For the three and six month periods ended June 30, 2012 and 2011
(unaudited)
(in Canadian dollars)

1. Basis of preparation

Golden Arrow Resources Corporation ("Golden Arrow", or the "Company") is a natural resource company engaged in the acquisition and exploration of resource properties in Argentina and Chile. This Schedule of Royalty Income ("Schedule") was prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") and includes information relating to the royalty interest to be acquired by Premier Royalty Corporation pursuant to a definitive purchase agreement dated May 23, 2012.

This Schedule has been prepared in accordance with the accounting policies described in Note 2 of the Company's audited Schedule of Royalty Income for the year ended December 31, 2011. Accordingly, this unaudited Schedule for the three month periods ended June 30, 2012 and 2011 should be in conjunction with the audited Schedule of Royalty Income for the year ended December 31, 2011.

I-59

Premier Royalty Corporation
Unaudited Pro Forma Consolidated Statement of Comprehensive Loss
Expressed in Canadian dollars

	Premier Royalty Corp. (a) (audited)	Bridgeport Ventures Inc. (b) (audited)	Pro Forma Adjustments (unaudited)	Notes	Pro Forma Consolidated (unaudited)
Revenues					
Royalty income	0	0	4,938,733	5(a)	4,938,733
Total revenues	0	0	4,938,733		4,938,733
Expenses					
Operating, general and administration	18,581	2,382,791			2,401,372
Depletion and depreciation	0	0	1,721,139	5(b)	1,721,139
Interest expense (income)	0	-257,151	1,600,000	5(c)	1,342,849
Gain on sale of available-for-sale investment	0	-111,182			-111,182
Foreign exchange gain	0	-18,471			-18,471
Write-off of exploration property interests and related receivables	0	5,171,214			5,171,214
Total expenses	18,581	7,167,201	3,321,139		10,506,921
Net earnings (loss) before tax	-18,581	-7,167,201	1,617,594		-5,568,188
Deferred income tax expense		25,000			25,000
Net earnings (loss) for the period	-18,581	-7,192,201	1,617,594		-5,593,188
Reclassification of net realized loss on available-for-sale investment, net of tax	0	175,000	0		175,000
Unrealized loss on available-for-sale investment	0	3,875	0		3,875
Net earnings (loss) and comprehensive earnings (loss) for the period from continuing operations	-18,581	-7,371,076	1,617,594		-5,772,063
Net earnings (loss) and comprehensive earnings (loss) for the period from discontinued operation	0	-1,194,061	0		-1,194,061
Net earnings (loss) and comprehensive earnings (loss) for the period	-18,581	-8,565,137	1,617,594		-6,966,124

The accompanying notes are an integral part of these consolidated forecast financial statements

I-61

Premier Royalty Corporation
Unaudited Pro Forma Consolidated Statement of Comprehensive Loss
For the six months ended
Expressed in Canadian dollars

	Premier Royalty Corp. June 30, 2012 (unaudited)	Bridgeport Ventures Inc. July 31, 2012 (unaudited)	Pro Forma Adjustments (unaudited)	Notes	Pro Forma Consolidated (unaudited)
Revenues					
Royalty income	148,296	0	2,268,143	5(a)	2,416,439
Total revenues	148,296	0	2,268,143		2,416,439
Expenses					
Operating, general and administration	382,569	958,013	0		1,340,582
Depletion and depreciation	50,919	0	1,046,336	5.b	1,097,255
Convertible debenture accretion	76,909	0	0		76,909
Interest expense (income)	76,667	-120,173	800,000	5.c	756,494
Foreign exchange gain	0	-127,329	0		-127,329
Write-off of exploration property interests and related receivables	0	5,169,608	0		5,169,608
Total expenses	587,064	5,880,119	1,846,336		8,313,519
Net earnings (loss) before tax	-438,768	-5,880,119	421,807		-5,897,080
Deferred income tax expense	0	0	0		0
Net earnings (loss) for the period	-438,768	-5,880,119	421,807		-5,897,080
Reclassification of net realized (loss) gain on available-for-sale investment, net of ta	0	0	0		0
Unrealized loss on available-for-sale investment	0	8,750	0		8,750
Net earnings (loss) and comprehensive earnings (loss) for the period from continuing operations	-438,768	-5,888,869	421,807		-5,905,830
Net earnings (loss) and comprehensive earnings (loss) for the period from discontinued operation	0	-103,566	0		-103,566
Net earnings (loss) and comprehensive earnings (loss) for the period	-438,768	-5,992,435	421,807		-6,009,396

The accompanying notes are an integral part of these consolidated forecast financial statements

1-62

Premier Royalty Corporation

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited)

1.	Reverse Take-Over of Bridgeport Ventures Inc. and other acquisitions

On August 7, 2012, Premier Gold Mines Limited (“Premier Gold”), Premier Royalty Corporation ("Premier Royalty" or the "Corporation") and Bridgeport Ventures Inc. ("Bridgeport") entered into a definitive agreement to enter into a business combination pursuant to which Bridgeport will acquire Premier Gold’s wholly-owned subsidiary, Premier Royalty by way of plan of arrangement pursuant to the Business Corporations Act (Ontario) (the "Business Combination").

The Board of Directors of Bridgeport has unanimously approved the Business Combination and all directors and senior officers of Bridgeport and certain shareholders of Bridgeport, collectively holding approximately 25% of the issued and outstanding common shares of Bridgeport (the "Bridgeport Shares") have entered into lock-up and support agreements and have agreed to vote their Bridgeport Shares in favour of the Business Combination at the annual and special meeting of shareholders of Bridgeport ("Bridgeport Shareholders") expected to be held in the fourth quarter of 2012 (the "Meeting").

The Business Combination is subject to, among other things, approval of at least two thirds of the votes cast by Bridgeport Shareholders at the Meeting, and other customary conditions, including court approvals and the receipt of all necessary regulatory and third party approvals, including the approval of the Toronto Stock Exchange. The Business Combination is expected to close in the fourth quarter of 2012.

In connection with the Business Combination, the Bridgeport Shares will be consolidated on the basis of one post-consolidation Bridgeport Share for every four (4) existing Bridgeport Shares. Bridgeport will then issue such number of post-consolidation Bridgeport Shares to Premier Gold, on a one-for-one basis, as is equal to 60% of the issued and outstanding post-consolidated Bridgeport Shares (on an undiluted basis) after giving effect to such issuance of Bridgeport Shares to Premier Gold, at a deemed price of $1.40 per common share of Bridgeport (on a post-consolidation basis).

Bridgeport will also issue 0.375 of a warrant of Bridgeport (each whole warrant a “Bridgeport Warrant”) for each post-consolidation Bridgeport Share held by its current shareholders. Each whole Bridgeport Warrant will be exercisable at a price of $2.00 per post-consolidation Bridgeport Share for a period commencing on the date that is six months following the completion of the Business Combination and ending on the date that is four years following completion of the Business Combination, subject to early expiry upon the occurrence of certain events.

In connection with the Business Combination, Premier Royalty completed a non-brokered financing on July 6 and July 10, 2012 of an aggregate of $11.5 million of convertible debentures which accrue interest at a rate of 8% per annum. The convertible debentures will effectively convert into units of Bridgeport ("Bridgeport Units") on closing of the Business Combination at a conversion price of $1.40. Each Bridgeport Unit will effectively consist of one post-consolidation Bridgeport Share and 0.375 of a Bridgeport Warrant. The proceeds will be used for royalty acquisitions and working capital.

All existing Bridgeport options will be terminated on or prior to the 90th day following the closing of the Business Combination. The terms of the existing warrants of Bridgeport will be adjusted to reflect the consolidation of Bridgeport Shares and distribution of Bridgeport Warrants.

Premier Gold previously provided a bridge loan facility to Premier Royalty in connection with the acquisition by Premier Royalty of certain royalties. In addition to stipulated cash payback provisions at 8% interest ($8 million on closing of the Business Combination and the balance within one year), Premier Gold has a one-time right to effectively convert (the "Conversion Right") all or a portion of the bridge loan into units of Bridgeport at a price of $1.40 per unit (on a post-consolidation basis) at or prior to closing. Each Bridgeport Unit shall consist of one post-consolidation Bridgeport Share and 0.375 of a Bridgeport Warrant. In addition, Premier Gold will be granted up to an additional 2.8 million Bridgeport Warrants (on a post-consolidation basis) less the number of Bridgeport Warrants issued to Premier Gold pursuant to the Conversion Right and an additional 1.4575 million warrants to purchase post-consolidation Bridgeport Shares at an exercise price of $2.00 per share, which shall be exercisable until October 7, 2014.

In addition, approximately 8.13 million post-consolidation Bridgeport Shares and up to 5.06 million warrants to purchase post-consolidation Bridgeport Shares will be issued to certain vendors of royalty interests in connection with the Business Combination.

In connection with the Business Combination, it is anticipated that the resulting issuer ("New Bridgeport") will change its name to "Premier Royalty Inc.". All existing directors and management of Bridgeport will resign, other than Hugh Snyder and Shastri Ramnath who will continue as directors of New Bridgeport. Premier Gold shall have the right to nominate 6 of the 8 directors of New Bridgeport and the new management team shall be set by Premier Gold.

Premier Royalty has completed or has announced the following acquisitions.

Signing of Definitive Agreement with Golden Arrow Resources Corporation

On May 23, 2012 the Corporation signed a Definitive Purchase Agreement ("the Golden Arrow Agreement") regarding the sale by Golden Arrow Resources Corporation ("Golden Arrow"), of its 1% NSR on Yamana Gold Inc.'s Gualcamayo Gold mine (the "Gualcamayo Royalty"). Pursuant to the terms of the Golden Arrow Agreement, the Corporation has agreed to purchase 100% of the shares of Golden Arrow's wholly owned subsidiary which indirectly owns the Gualcamayo Royalty for cash consideration of $16,500,000 and warrants to purchase an aggregate of up to 1 million shares of the Corporation or a resulting issuer thereof at an exercise price equal to 120% of the price of the shares of the Corporation or a resulting issuer thereof in connection with an initial public offering or similar going public transaction. The warrants will be exercisable for a period of 24 months from the closing date of the Gualcamayo Royalty acquisition. Golden Arrow will have the right, on 30 days' prior written notice, to require the Corporation to purchase for cancellation all outstanding warrants for a price of $1.25 per warrant at any time prior to their expiry.

The closing date of the transaction is expected to occur in the fourth quarter of 2012 and is subject to closing conditions typical for a transaction of this nature, the receipt of all necessary regulatory approvals, including the approval of the TSX Venture Exchange. Shareholders of Golden Arrow approved the transaction at a special meeting of its shareholders held on September 11, 2012.

Acquisition of Royalties from Aberdeen International Inc.

On May 31, 2012, the Corporation closed a purchase agreement (the “Aberdeen Agreement”) with Aberdeen International Inc. ("Aberdeen"), whereby the Corporation acquired from Aberdeen a 1% net smelter return royalty on gold produced from Village Main Reef Limited's Buffelsfontein Mine and AngloGold Ashanti Limited’s Mine Waste Solutions tailings recovery project in the Republic of South Africa (the “Aberdeen Royalties”).

Pursuant to the terms of the Aberdeen Agreement, the Corporation purchased the Aberdeen Royalties in consideration for an aggregate purchase price of $20,900,000, which consisted of a cash payment in the amount of $11,500,000 and the issuance by the Corporation of a convertible debenture payable to Aberdeen in the amount of $9,400,000 (the "Convertible Debenture"). The unpaid amounts owing under the Convertible Debenture accrue interest at a rate of 8% per annum and upon the Corporation completing a public offering, or any other comparable going public transaction (a "Going Public Transaction"), the Convertible Debenture shall automatically convert into that number of common shares of Premier Royalty equal to the principal amount and accrued interest divided by the amount equal to the offering price or deemed price in connection with the Going Public Transaction less a 10% discount. Further, in the event Premier Royalty completes a Going Public Transaction, the Corporation shall issue to Aberdeen that number of warrants of the Corporation equal to 0.5 multiplied by the number of common shares of the Corporation issued under the Convertible Debenture (each whole warrant, a "Warrant"). Each Warrant shall entitle Aberdeen to acquire one common share of the Corporation at a price which represents a 25% premium to the price per common share of the Corporation issued in connection with a Going Public Transaction for a period of two years from the closing date of the Going Public Transaction.

In the event that a Going Public Transaction is not completed on or before May 31, 2013, the principal amount and accrued interest under the Convertible Debenture shall be repaid by the Corporation in cash to Aberdeen in full, or if the Corporation elects, and subject to the approval of Premier Gold, Premier Gold shall satisfy the Convertible Debenture on the Corporation's behalf by issuing that number of common shares of Premier Gold equal to the principal amount and accrued interest divided by the volume weighted average price of the common shares of Premier Gold for the five trading days immediately prior to May 31, 2013.

Acquisition of Thunder Creek Royalty Purchase

On July 13, 2012, the Corporation closed the purchase of a 1% net smelter return royalty (the “Thunder Creek Royalty”) on certain mining claims which comprise the Thunder Creek Deposit of the Timmins West Mine and ancillary lands.

The purchase price for the Thunder Creek Royalty was satisfied by an aggregate $7,000,000 cash payment to the private vendors. Premier Royalty (or a resulting issuer) will issue to the vendors common shares with a value of $500,000 concurrent with a subsequent going public transaction of the Corporation.

Private Placement of $11,500,000 Convertible Debentures

On July 6 and July 10, 2012 the Corporation closed a private placement (the "Private Placement") of an aggregate $11,500,000 principal amount of convertible debentures of the Corporation, which accrue interest at a rate of 8% per annum (the "Convertible Debentures"). The Convertible Debentures mature on May 31, 2013 unless, among other things, they are automatically converted as a result of the occurrence of a going public transaction by the Corporation, including the closing of the Business Combination Upon completion of the Business Combination the principal amount outstanding under the Convertible Debentures together with all accrued interest thereon will be effectively converted into Bridgeport Units at a conversion price of $1.40 per unit (on a post consolidated basis).

The Convertible Debentures also provide that in the event of a going public transaction for the Corporation other than the Business Combination prior to the maturity date of the Convertible Debentures, the whole of the principal amount outstanding under each debenture together with all accrued interest thereon will be converted into common shares of the resulting entity at a conversion price equal to 90% of the price per share that the Corporation or its security holders receive on the creation, issuance and/or sale of such shares pursuant to such going public transaction, as applicable, subject to the provisions of the Convertible Debentures.

The proceeds of the Private Placement will be used for royalty acquisitions and working capital.

2.	Basis of presentation

The reverse takeover of Bridgeport is not considered a business combination for accounting purposes. Accordingly, the transaction will be accounted for as an asset purchase. The fair value of common shares and warrants issued to Premier Gold was estimated at $26,301,392.

The unaudited pro forma statement of financial position as at June 30, 2012 has been prepared using the unaudited statement of financial position of Premier Royalty as at June 30, 2012 and the unaudited statement of financial position of Bridgeport as at July 31, 2012. The unaudited pro forma statement of comprehensive income for the six months ended June 30, 2012 have been prepared using the unaudited statement of comprehensive income of Premier Royalty for the six months ended June 30, 2012 and the unaudited statement of comprehensive income of Bridgeport for the six months ended July 31, 2012. The unaudited pro forma statement of comprehensive income for the year ended December 31, 2011 have been prepared using the audited statement of comprehensive income of Premier Royalty for the period ended December 31, 2011 and the audited statement of comprehensive income of Bridgeport for the year ended April 30, 2012.

The amount assigned to the public listing in Canada of $4,710,150 is the difference between the fair value of the shares issued and the net identifiable assets acquired.

Consideration
Fair value of common shares and warrants
issued to Premier Gold	26,301,392

Identifiable net assets acquired
Cash and cash equivalents	17,321,073
Sundry receivables	176,397
Exploration properties and deferred exploration expenditures	4,208,534
Accounts payable and accrued liabilities	(114,762)
21,591,242
Listing cost	4,710,150

Total net identifiable and unidentifiable assets	26,301,392

3.	Pro forma share capital

Pro forma share capital as at June 30, 2012 has been determined as follows

	Number of	Amount
	shares
Number of common shares issued and outstanding	12,644,900	31,364,501
Issuance to Premier Gold to obtain public listing	18,967,350	26,301,393
Aberdeen convertible debenture conversion	7,460,317	6,814,254
Issuance to Thunder Creek vendors	357,142	500,000
Elimination of Bridgeport equity	-	-31,364,501
Issuance of Premier Royalty Warrants	-	-3,106,215
Transfer of Premier Gold royalties to Premier Royalty	-	12,835,000
Transaction costs		-940,000
Private placement	8,214,285	9,048,036
	47,643,994	51,452,468

4.	Pro forma statement of financial position adjustments and assumptions

The unaudited pro forma statement of financial position incorporates the following adjustments and assumptions:

(a)

This pro forma adjustment assumes that the “Private Placement of $11,500,000 Convertible Debentures” described in note 1 above closed on June 30, 2012. It also assumes that these convertible debentures converted into Bridgeport units, with each unit consisting of one post-consolidated common share of Bridgeport and 0.375 of a Bridgeport warrant (on a post-consolidated basis), net of commissions on June 30, 2012.

	(b)	This pro forma adjustment records the entry for the issuance of Premier Royalty Gold Warrants to Premier Gold.

	(c)	This pro forma adjustment records the conversion of the Aberdeen convertible securities into common shares and the issuance of warrants to Aberdeen as described in note 1 above.

	(d)	This pro forma adjustment records the entry for the “Signing of Definitive Agreement with Golden Arrow Resources Corporation” described in note 1 above.

	(e)	This pro forma adjustment records the entry “Acquisition of Thunder Creek Royalty Purchase” described in note 1 above.

(f)

This pro forma adjustment records the acquisition of certain royalty assets set out in Schedule “C” of the Business Combination Agreement from Premier Gold in exchange for common shares of Premier Royalty.

	(g)	This pro forma adjustment records the $8,000,000 repayment of the $28,000,000 convertible bridge loan by Premier Gold which was provided to fund the acquisition of certain royalty assets.

(h)

This pro forma adjustment eliminates the equity accounts of Bridgeport and records the issuance of 18,967,350 shares of Bridgeport common shares on a post- consolidation basis at $0.52 per share in connection with the acquisition of 100% of the outstanding shares of Premier Royalty.

(i)	This pro forma adjustment records the costs of the transaction of which half have been allocated to share issue costs and the other half as an expense through retained earnings.

5.	Pro forma statement of comprehensive income adjustments and assumptions

The unaudited pro forma statements of comprehensive income incorporate the following adjustments and assumptions:

(a) This pro forma adjustment reflects the royalty revenues that were generated by the acquired royalties in the year ended December 31, 2011 and interim period ended June 30, 2012.

Royalty revenue	Year ended December 31, 2011	Interim period ended June 30, 2012
Aberdeen Royalties	2,409,543	944,363
Gualcamayo Royalty	2,238,979	1,146,146
Thunder Creek Royalty	290,211	177,634
Total	4,938,733	2,268,143

(b)	This pro forma adjustment reflects the depletion expense for the acquired royalties in the year ended December 31, 2011 and interim period ended June 30, 2012.

(c)	This pro forma adjustment reflects the interest expense for the outstanding Premier Gold bridge loan balance. See note 4.g.above.

Forecast Financial Statements of the Resulting Issuer for the three-
month periods ending December 31, 2012, March 31, 2013, June 30,
2013 and September 30, 2013, and for the 12 months ending
September 30, 2013

Premier Royalty Inc.
Consolidated Statements of Forecasted Comprehensive Income
Expressed in Canadian dollars

	Three-month periods ending				Twelve-month period ending
	Dec 31 2012	Mar 31 2013	Jun 30 2013	Sep 30 2013	Sep 30 2013
Royalty income	1,978,712	2,472,865	2,472,865	2,472,865	9,397,307
Expenses					
General and administration	1,398,617	983,478	983,478	908,663	4,274,236
Depletion and depreciation	704,232	843,533	827,717	812,229	3,187,711
Interest expense	311,667	370,000	345,000	320,000	1,346,667
Total expenses	2,414,516	2,197,011	2,156,195	2,040,892	8,808,614
Comprehensive income for the period	-435,804	275,854	316,670	431,973	588,693

The accompanying notes are an integral part of these consolidated forecast financial statements

I-71

Premier Royalty Inc.
Consolidated Statements of Forecasted Cash Flow
Expressed in Canadian dollars

	Three-month periods ending				Twelve-month period ending
	Dec 31 2012	Mar 31 2013	Jun 30 2013	Sep 30 2013	Sep 30 2013
Net income for the period	-435,804	275,854	316,670	431,973	588,693
Add back:					
Stock option expense	785,556	336,667	336,667	261,852	1,720,742
Depletion and depreciation	704,232	843,533	827,717	812,229	3,187,711
Change in working capital	1,750,565	235,000	235,000	235,000	2,455,565
Cash flow	2,804,549	1,691,054	1,716,054	1,741,054	7,952,711

The accompanying notes are an integral part of these consolidated forecast financial statements

I-72

Premier Royalty Inc.
Consolidated Statement of Forecasted Financial Position
Expressed in Canadian dollars

	As at			
ASSETS	**Dec 31 2012**	**Mar 31 2013**	**Jun 30 2013**	**Sep 30 2013**
Current assets				
Cash and cash equivalents	13,858,357	15,549,411	17,265,465	19,006,519
Amounts receivable and other assets	920,442	920,442	920,442	920,442
Available-for-sale investments	16,125	16,125	16,125	16,125
	14,794,925	16,485,979	18,202,033	19,943,087
Royalty interests, exploration properties and deferred exploration expenditures	60,770,295	59,927,112	59,099,745	58,287,866
Equipment	34,098	33,748	33,398	33,048
Total assets	75,599,318	76,446,839	77,335,176	78,264,001
EQUITY AND LIABILITIES				
Current liabilities				
Amounts payable and other liabilities	1,258,068	1,493,068	1,728,068	1,963,068
Short term debt	20,000,000	20,000,000	0	0
	21,258,068	21,493,068	1,728,068	1,963,068
Long term debt	0	0	20,000,000	20,000,000
Convertible debentures	0	0	0	0
	0	0	20,000,000	20,000,000
Equity				
Share capital	51,452,468	51,452,468	51,452,468	51,452,468
Reserves	785,556	1,122,223	1,458,890	1,720,742
Warrants	8,224,925	8,224,925	8,224,925	8,224,925
Accumulated other comprehensive income	0	0	0	0
Accumulated deficit	-6,121,699	-5,845,845	-5,529,175	-5,097,202
Total equity	54,341,250	54,953,771	55,607,108	56,300,933
Total equity and liabilities	75,599,318	76,446,839	77,335,176	78,264,001

The accompanying notes are an integral part of these consolidated forecast financial statements

I-73

PREMIER ROYALTY INC.
NOTES TO THE CONSOLIDATED FORECASTED FINANCIAL STATEMENTS

Three-month periods ending and as at December 31, 2012,
March 31, 2013, June 30, 2013 and September 30, 2013 and twelve-month period ending
September 30, 2013.

1. PURPOSE OF THE FINANCIAL FORECAST:
This financial forecast has been prepared by management of Premier Royalty Corporation (“Premier Royalty” or the “Corporation”) for use by the Toronto Stock Exchange (“TSX”) in connection with the listing application of Bridgeport Ventures Inc. (“Bridgeport”) relating to the proposed business combination (the “Business Combination”) involving Bridgeport, Premier Royalty and Premier Gold Mines Limited (“Premier Gold”) pursuant to which, among other things, Bridgeport will acquire all of the outstanding common shares of Premier Royalty and shall change its name to “Premier Royalty Inc.”, and may not be appropriate for any other purpose.

2. BASIS OF PRESENTATION OF FINANCIAL FORECAST:
The financial forecast consists of the statements of forecasted comprehensive income, forecasted cash flows and forecasted financial position of Premier Royalty for the three-month periods ending and as at December 31, 2012, March 31, 2013, June 30, 2013 and September 30, 2013 and for the twelve-month period ending September 30, 2013. The financial forecast has been prepared by management of Premier Royalty using assumptions with an effective date of October 30, 2012 and reflects the assumptions described in note 4.

The financial forecast has been prepared using assumptions that reflect management’s intended course of action for the periods presented, given management’s judgment as to the most probable set of economic conditions. In accordance with applicable securities laws, the financial forecast will be compared with the reported results for the financial forecast periods and any significant differences will be disclosed. The actual results achieved during the financial forecast periods will vary from the forecasted results, and these variations may be material.

3. SIGNIFICANT ACCOUNTING POLICIES:
The financial forecast has been prepared in accordance with International Financial Reporting Standards (“IFRS”) and reflects the following policies:

Business Combinations
The consideration transferred by the Corporation to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred and the equity interests issued by the Corporation, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred.

The Corporation recognizes identifiable assets acquired and liabilities assumed in a business combination regardless of whether they have been previously recognised in the acquiree's financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values.

Goodwill is stated after separate recognition of identifiable intangible assets. It is calculated as the excess of the sum of a) fair value of consideration transferred, b) the recognised amount of any non-controlling interest in the acquiree and c) acquisition-date fair value of any existing equity interest in the acquiree, over the acquisition-date fair values of identifiable net assets. If the fair values of identifiable net assets exceed the sum calculated above, the excess amount (i.e. gain on a bargain purchase) is recognised in profit or loss immediately.

Foreign currency translation
The consolidated financial statements are presented in Canadian dollars (CDN), which is also the functional currency of the Corporation.

Foreign currency transactions are translated into the functional currency of the Corporation, using the exchange rates prevailing at the dates of the transactions (spot exchange rate). Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement of monetary items at year-end exchange rates are recognised in profit or loss.

Non-monetary items measured at historical cost are translated using the exchange rates at the date of the transaction (not retranslated). Non-monetary items measured at fair value are translated using the exchange rates at the date when fair value was determined.

Financial instruments
Financial assets and financial liabilities are recognised when the Corporation becomes a party to the contractual provisions of the financial instrument.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred.

A financial liability is derecognized when it is extinguished, discharged, cancelled or expires. Financial assets and financial liabilities are measured initially at fair value adjusted by transactions costs, and subsequently accounted for at amortized cost, except for financial assets and financial liabilities carried at fair value through profit or loss, which are measured initially at fair value.

Financial assets and financial liabilities are measured subsequently as described below.

Financial assets
For the purpose of subsequent measurement, financial assets other than those designated and effective as hedging instruments are classified into the following categories upon initial recognition:

  loans and receivables
  financial assets at fair value through profit or loss
  held-to-maturity investments
  available-for-sale financial assets.

The category determines subsequent measurement and whether any resulting income and expense is recognised in profit or loss or in other comprehensive income (loss).

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that the recoverable amount of a financial asset or a group of financial assets exceeds its carrying amount. Different criteria to determine impairment are applied for each category of financial assets, which are described below.

All income and expenses relating to financial assets that are recognised in profit or loss are presented within 'general and administrative costs', 'investment income' or 'other income''.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition these are measured at amortised cost using the effective interest method, less provision for impairment. Discounting is omitted where the effect of discounting is immaterial. The Corporation's cash and cash equivalents, and accounts receivables fall into this category of financial instruments.

Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty may default. Receivables that are not considered to be individually impaired are reviewed for impairment in groups, which are determined by reference to the industry and region of a counterparty and other shared credit risk characteristics. The impairment loss estimate is then based on recent historical counterparty default rates for each identified group.

Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss include financial assets that are either classified as held for trading or that meet certain conditions and are designated at fair value through profit or loss upon initial recognition. All derivative financial instruments fall into this category, except for those designated and effective as hedging instruments, for which the hedge accounting requirements apply.

Assets in this category are measured at fair value with gains or losses recognised in profit or loss. The fair values of derivative financial instruments are determined by reference to active market transactions or using a valuation technique where no active market exists.

Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity other than loans and receivables. Investments are classified as held-to-maturity if the Corporation has the intention and ability to hold them until maturity. The Corporation currently does not hold any investments designated into this category.

Held-to-maturity investments are measured subsequently at amortised cost using the effective interest method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognised in profit or loss.

Available-for-sale financial assets
Available-for-sale ("AFS") financial assets are non-derivative financial assets that are either designated to this category or do not qualify for inclusion in any of the other categories of financial assets.

All other available-for-sale financial assets are measured at fair value. Gains and losses are recognised in other comprehensive income and reported within the available-for-sale reserve within equity, except for impairment losses and foreign exchange differences on monetary assets, which are recognised in profit or loss. When the asset is disposed of or is determined to be impaired the cumulative gain or loss recognised in other comprehensive income is reclassified from the equity reserve to profit or loss and presented as a reclassification adjustment within other comprehensive income. Interest calculated using the effective interest method and dividends are recognised in profit or loss within 'finance income'.

Reversals of impairment losses are recognised in other comprehensive income, except for financial assets that are debt securities which are recognised in profit or loss only if the reversal can be objectively related to an event occurring after the impairment loss was recognised.

Financial liabilities
The Corporation's financial liabilities include borrowings, convertible debentures and accounts payable and accrued liabilities.

Financial liabilities are measured subsequently at amortised cost using the effective interest method, except for financial liabilities held for trading or designated at fair value through profit or loss, that are carried subsequently at fair value with gains or losses recognised in profit or loss.

All derivative financial instruments that are not designated and effective as hedging instruments are accounted for at fair value through profit or loss.

All interest-related charges and, if applicable, changes in an instrument's fair value that are reported in profit or loss are included within 'general and administrative costs'.

Impairment of financial assets
Financial assets are assessed for indicators of impairment at each financial position reporting date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted. For unlisted shares classified as AFS, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment.

For all other financial assets objective evidence of impairment could include:

  significant financial difficulty of the issuer or counterparty; or

  default of delinquency in interest or principal payments; or
  it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, such as amounts receivable and deposits, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying amount is reduced through the use of an allowance account. When an amount receivable is considered uncollectable, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credit against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

With the exception of AFS equity instruments, if, in a subsequent period, the amount of the impairment loss decreases and the decreases can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of AFS equity securities, impairment loses previously recognized through profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in equity.

Royalty interests in mineral properties
Royalty interests in mineral properties include acquired royalty interests in production, development and exploration stage properties. The cost of acquired royalty interests in production, development and exploration properties are capitalized as tangible assets, as such interests do not meet the definition of a financial asset under IFRS.

Acquisition costs of production stage royalty interests are depleted using the units of production method over the life of the mineral property, which is estimated using the proven and probable reserves as provided by the operator. Acquisition costs of royalty interests on development stage mineral properties, which are not yet in production, are not amortized until the property begins production. Acquisition costs of royalty interests on exploration stage mineral properties, where there are no proven and probable reserves, are amortized over the remaining life of the property. At such time as the associated exploration stage mineral interests are converted to proven and probable reserves, the cost basis is amortized over the remaining life of the mineral property, using proven and probable reserves. Exploration costs are charged to operations when incurred.

The recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest property using proven and probable reserves and other relevant information received from the operator. The Corporation evaluates the recoverability of the carrying value of royalty interests in exploration stage properties in the event of a significant decrease in commodity prices and whenever new information regarding the mineral properties is obtained from the operator indicating that production will not likely occur in the future, thus affecting the future recoverability of the royalty interests. Impairment in the carrying value in each property are measured and recorded to the extent that the carrying value in each property exceeds its estimated fair value, which is generally calculated using estimated future discounted cash flows.

The estimates regarding commodity prices, operators estimates of proven and probable reserves related to the royalty interests, and operator's estimates of operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverablity of the investment in these royalty interests. Although the Corporation has made the best assessment of these factors based on current conditions, it is possible that changes could occur, which could adversely affect the net cash flows to be generated from the royalty interests.

Leaseholds
Leaseholds are stated at historical cost less accumulated depreciation and any provision for impairment in value. Cost includes the purchase price, any directly attributable costs of bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, and the present value of the estimated costs of decommissioning and restoration, if applicable.

The cost less residual value of leaseholds is depreciated on a declining balance basis of 4%.

Material residual value estimates and estimates of useful life are updated as required, but at least annually, whether or not the asset is revalued.

Gains or losses arising on the disposal of leaseholds are determined as the difference between the disposal proceeds and the carrying amount of the equipment and are recognised in profit or loss within 'other income' or 'other expenses'.

Cash and cash equivalents
Cash and cash equivalents comprise cash on hand and demand deposits, which are subject to an insignificant risk of changes in value.

Impairment of non-financial assets
At each financial position reporting date the carrying amounts of the Corporation's non-financial assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less that its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For the purposes of impairment testing, royalty interests in mineral properties are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Convertible debenture
Convertible debentures are carried at their amortized cost, whereby any debt issuance costs were initially recorded as a reduction of the average carrying value of the debt to which they relate. Over the term of the debt, the liability will increase to the face value of the debt through the use of the effective interest rate method, with the accretion expense included in the interest on convertible debentures on the consolidated statement of net loss and comprehensive loss. This treatment serves to yield a constant rate of interest over the life of the particular financial instrument.

Share capital
Share capital represents the fair value of consideration received. Equity instruments are contracts that give a residual interest in the net assets of the Corporation. Financial instruments issued by the Corporation are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Corporation’s common shares, contributed surplus, and share warrants are classified as equity instruments. Incremental costs directly attributable to the issue of new shares, options or warrants are shown in equity as a deduction, net of tax, from the proceeds.

Income taxes
Tax expense recognised in profit or loss comprises the sum of deferred tax and current tax not recognised in other comprehensive income or directly in equity.

Current income tax assets and/or liabilities comprise those obligations to, or claims from, fiscal authorities relating to the current or prior reporting periods, that are unpaid at the reporting date. Current tax is payable on taxable profit or other current tax activities, which differs from profit or loss in the financial statements. Calculation of current tax expense is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. However, deferred tax is not provided on the initial recognition of goodwill, or on the initial recognition of an asset or liability unless the related transaction is a business combination or affects tax or accounting profit. Deferred tax on temporary differences associated with investments in subsidiaries and joint ventures is not provided if reversal of these temporary differences can be controlled by the Corporation and it is probable that reversal will not occur in the foreseeable future.

Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period. Deferred tax liabilities are always provided for in full.

Deferred tax assets are recognised to the extent that it is probable that they will be able to be utilised against future taxable income. To the extent that the Corporation does not consider it probable that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Deferred tax assets and liabilities are offset only when the Corporation has a right and intention to offset current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognised as a component of taxable income or expense in profit or loss, except where they relate to items that are recognised in other comprehensive income or directly in equity, in which case the related deferred tax is also recognised in other comprehensive income or equity, respectively.

Loss per share
The Corporation presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Corporation by the weighted average number of common shares outstanding during the period. Diluted loss per share is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

Segment reporting
An operating segment is a component of an entity (i) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), (ii) whose operating results are regularly reviewed by the entity's management, and (iii) for which discrete financial information is available. The Corporation's operating segments are its separately identifiable royalty interests in mineral properties.

Significant accounting judgements and estimates
The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the balance sheet date that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.	the recoverability of amounts receivable and deposits which are included in the statement of financial position;

ii.	the estimated useful lives of leaseholds which are included in the statement of financial position and the related depreciation included in the statement of comprehensive income;

iii.	the provision for income taxes which is included in the statement of comprehensive income and composition of deferred income tax assets and liabilities included in the statement of financial position.

iv.	the recoverability of investments in royalty interests in mineral properties.

Interest
Interest income and expenses are reported on an accrual basis using the effective interest method.

Royalty revenue
Royalty revenue is recognized based upon amounts contractually due pursuant to the underlying royalty agreement. Specifically, revenue is recognized in accordance with the terms of the underlying royalty agreements subject to (i) the pervasive evidence of the existence of the arrangements; (ii) the risks and rewards having been transferred; (iii) the royalty being fixed or determinable; and (iv) the collectability of the royalty being reasonably assured.

Operating expenses
Operating expenses are recognised in profit or loss upon utilization of the service or at the date of their origin.

4. SIGNIFICANT ASSUMPTIONS:

(a)	Premier Royalty has acquired the Emigrant royalty from Premier Gold.

(b)	Premier Royalty has acquired the 1% net smelter return royalty on the mineral concessions comprising the Gualcamayo Mine located in San Juan, Argentina from Golden Arrow Resources Corporation.

(c)	The Business Combination transaction has been completed in accordance with the terms of the business combination agreement dated August 7, 2012 among Premier Royalty, Premier Gold and Bridgeport.

(d)	Royalty income is based on the following.

	i.	An average of the consensus gold prices from various financial institutions over each forecast period (2012 - $1673 / oz, 2013 - $1745 / oz)

ii.

Publicly available mine operator production forecasts and / or technical reports for each of the Buffelsfontein Mine (2012: 13,500 oz per quarter and 2013: 13,625 oz per quarter), the Mine Waste Solutions project (2012 and 2013: 26,000 oz per quarter), the Thunder Creek Mine (2012: 9,775 oz per quarter and 2013: 19,100 oz per quarter), the Gualcamayo Mine (2012: 45,000 oz per quarter and 2013: 47,500 oz per quarter) and the Emigrant Project (2012: 18,000 oz in Q4 and 2013: 25,000 oz per quarter)

	iii.	A Canadian to United States dollar foreign exchange rate of 1:1

(e)

The forecasted operating, general and administration expenses consist primarily of non- variable expenditures which include compensation costs, shared-based payment expense, occupancy costs and ongoing public issuer costs which are described below:

	i.	Compensation – the annual compensation expense is estimated to be approximately $1,150,000 per annum for:
		•	seven full time employees including two NI 51-102 certifying officers, two project evaluation specialists, one investor relations professional, one financial accountant and one office manager

ii.

Share-based payments – 2.5 million five-year options granted in December 2012 to various directors, officers, employees and contractors of Premier Royalty Inc. The estimated expense during the forecast period is approximately $1,720,000. Assumptions used in the valuation include:

	•	a $2.00 strike price (on a post-consolidation basis)
	•	Vesting schedule – 1/3 upon grant, another 1/3 nine months after the grant date and the remaining 1/3 vest 18 months on the anniversary of the grant date
	•	A risk-free interest rate of 1.3%
	•	Volatility of 50%
	•	Expected life of four years

iii.	Occupancy costs – Premier Royalty Inc. will retain Premier Royalty’s head office in Thunder Bay, Ontario and intends to have a presence in Toronto, Ontario commencing January 1, 2013.

iv.

Estimated ongoing public issuer costs include expenses such as fees for the board of directors, TSX and regulatory fees, auditor expenses, printing costs for annual reports, insurance premiums, legal and other professional advisor fees, marketing expenses, etc. These costs have been estimated at approximately $1,300,000 per annum.

(f)	Depreciation and depletion expense has been modelled using the following assumptions:

i.

The opening net book values for the royalty interests are based on the closing balance per the proforma consolidated statement of financial position of Premier Royalty as at June 30, 2012 adjusted for estimated production during the quarter ended September 30, 2012 as discussed in note 4(d)(ii) above.

	ii.	The depletion rate has been calculated on the basis of current production over the remaining proven and probable mineral reserves of each mineral property.

(g)

Taxes have not been modelled for purposes of this forecast as the original listing requirements specified in Section 309(b) of the TSX Company Manual require evidence of earnings from ongoing operations before taxes and evidence of pre-tax cash flow.

(h)

Net interest expense – the 8% convertible bridge loan (“Bridge Loan”) payable to Premier Gold is due on May 31, 2013 and is expected to be replaced with a long term credit facility with a lower interest rate. Accordingly, the forecast statement of financial position removes the short term Bridge Loan at the end of the quarter ended June 30, 2013 and shows a long term debt balance of $20,000,000 commencing in the same quarter.

5. COMMITMENT AND CONTINGENCIES:

Premier Royalty has commitments related to leasing arrangements for an office in Thunder Bay ($24,120 per annum to mid-2016) and expects to commit $135,000 per annum for an office in Toronto to the end of 2016.

SCHEDULE “J”
FAIRNESS OPINION

[Fairness Opinion follows.]

J-1

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Ross Glanville & Associates Ltd.	Bruce McKnight Minerals Advisor Services
P.O. Box #48296, Bentall Centre	503 – 2167 Bellevue Avenue,
595 Burrard Street,	West Vancouver, BC, V7V 1C2
Vancouver, BC, V7X 1A1	Tel: 604-926-5799
Tel: 604-985-6731	604-209-8131
604-617-1051	Email: bmcknight@telus.net
Email: glanville@telus.net

August 7th, 2012

Special Committee of the Board of Directors:
Bridgeport Ventures Inc.
401 Bay Street, Suite 3101
Toronto, Ontario, M5H 2Y4

Attn. Chair

Dear Sir:

Re:	Fairness Opinion in Relation to the Proposed Business Combination of Bridgeport Ventures Inc. and Premier Royalty Corporation

Summary

Ross Glanville & Associates Ltd. (“Glanville”) and Bruce McKnight Minerals Advisor Services (“McKnight”) have been retained by the Special Committee of the Board of Directors of Bridgeport Ventures Inc. (“Bridgeport”) to determine the fairness to the shareholders of Bridgeport (the “Fairness Opinion” or “Opinion”) of the proposed acquisition by Bridgeport of all of the issued and outstanding shares of Premier Royalty Corporation (“Premier”). On June 28th, 2012, Bridgeport and Premier announced they had agreed upon a non-binding letter of intent which sets out the basic terms of the transaction (the “Transaction”) pursuant to which Bridgeport will acquire 100% of the issued and outstanding shares of Premier by issuing to Premier that number of fully paid common shares in Bridgeport that is equal to 1.5 times the number of issued and outstanding shares of Bridgeport (prior to giving effect to any convertible securities or instruments). In addition Bridgeport will issue three-eighths of one warrant (for each share held) to each of its existing shareholders, with each whole warrant providing the right to purchase one share of Bridgeport for $0.50 commencing six months following the completion of the Transaction and continuing for a period of four years. Premier will receive up to 4,257,500 warrants having similar terms. With approximately 50.6 million shares of Bridgeport outstanding, it is anticipated that approximately 75.9 million shares of Bridgeport will be issued in exchange for all of the common shares of Premier upon completion of the Transaction, and the existing Bridgeport shareholders would then own approximately 40% of the combined company before giving effect to other issuances of securities that will occur in connection with the transaction.

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Bridgeport is a well-financed, Toronto-based, TSX listed, mineral exploration company which holds approximately $17 million1 in cash and, through a wholly owned subsidiary, Bridgeport Gold Inc., holds interests in ten early-stage gold exploration properties2 located in Nevada, USA. The high and low trading prices trading prices for Bridgeport shares over the year prior to the June 28th 2012, announcement were $0.65 and $0.25, respectively; while most of the trading in the month prior to the announcement has been around $0.35 per share (with a closing price of $0.34 on June 27th, 2012). Subsequent to the announcement, the shares traded between $0.38 and $0.45 per share, and closed at $0.395 on July 26th, 2012.

Premier is an Ontario-based private mineral royalty company, which is a wholly owned subsidiary of Premier Gold Mines Limited. Premier currently holds four major royalty interests3 on producing mines (or about to commence production, in the case of Emigrant Springs) in Canada, the USA, South Africa, and Argentina; as well as six other minor royalty interests in Nevada and northern Ontario.

In order to provide the Fairness Opinion, Glanville and McKnight, among other things, reviewed the royalty properties of Premier; prepared cash flow projections for the major royalty interests (four in total); examined the share trading price history of Bridgeport prior to the date of the announced transaction; reviewed in-situ values per ounce of gold in resources for peer companies/properties and the translation of the property values to equivalent royalty values; reviewed the SEDAR filings for Bridgeport and Premier’s parent company; reviewed the websites of each company; reviewed the SEDAR filings and websites of the companies that own the mines subject to the NSR royalties; analyzed publicly-listed companies with similar or comparable portfolios of mineral royalty properties; considered cash and other assets of the companies; determined the relative values of the two companies; obtained the current financial positions of each of the companies; read analysts’ reports on Premier; and reviewed issued shares, options, and warrants of Bridgeport. McKnight and Glanville have not visited any of Premier’s royalty properties, and have not performed independent geological, mining, or environmental investigations or title searches.

Glanville and McKnight considered the following, among other items, in order to provide their fairness opinion on the proposed transaction. In arriving at the Fairness Opinion, they have not attributed any particular weight to any specific analysis or factor considered by them, but rather Glanville and McKnight have made qualitative judgments based on their experience in rendering such opinions and on the circumstances and information as a whole.

•	the calculated premium to the Bridgeport shareholders based on the terms of the proposed Transaction with Premier
•	the net present values of the projected future cash flows (based on forecast production from each of the underlying mining operations) for each of the four major royalty streams of Premier Royalty
•	the implied royalty values based on the adjusted market capitalizations of the companies that owned interests in some of the mineral properties
•	the implied royalty values based on the comparable dollars per ounce for the metals contained in resources in the respective deposits subject to the royalties

_________________________________________
1 All dollars in this report are CDN dollars, unless specifically stated otherwise.
2 Bridgeport also has the McCart Township property in Quebec, which had been optioned by Gondwana; but on February 15, 2012, Gondwana terminated its option.
3 Or is in the process of closing the royalty purchases.

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•	the indicated royalty valuations of the projects based on prior transactions
•	the general market conditions for selling/buying royalty interests in resource properties
•	the market value to cash flow ratios for other royalty companies
•	the market value to net asset value ratios for other royalty companies
•	the current working capital of Bridgeport (approximately $17 million)
•	the other assets and liabilities of each of Bridgeport and Premier
•	the experience and expertise of the management and directors of Bridgeport and Premier
•	the current options and warrants of Bridgeport
•	the proposed warrants to be granted to Bridgeport and other potential shareholders of the combined company
•	the long term gold price projections of mining analysts and other forecasters
•	the fact that the major shareholders, directors, and officers of both companies are in favour of the proposed Transaction
•	such other reviews, calculations, analyses, research and investigations deemed appropriate and relevant in the circumstances

Based upon and subject to the limitations in this Fairness Opinion, and such other matters as McKnight and Glanville have considered relevant, it is their opinion that, as of the date hereof, the terms of the proposed Transaction (pursuant to which Bridgeport will acquire 100% of the issued and outstanding shares of Premier by issuing to Premier that number of fully paid common shares in Bridgeport that is equal to 1.5 times the number of currently issued and outstanding shares of Bridgeport prior to giving effect to any convertible securities or instruments) are fair from a financial point of view to the Bridgeport shareholders, since they will be receiving a significant premium to the share trading price (prior to the announcement of the Transaction) and to the net asset value per share of Bridgeport. However, Glanville and McKnight express no opinion as to the expected trading prices of the shares of Bridgeport if the proposed acquisition is completed, or if it is terminated.

Engagement of Glanville & McKnight

Pursuant to an engagement letter dated June 19th, 2012 (the “Engagement Letter”), the Special Committee of the Board of Directors of Bridgeport has retained the services of Ross Glanville & Associates Ltd. (“Glanville”) and Bruce McKnight Minerals Advisor Services (“McKnight”) in connection with the Fairness Opinion. Glanville’s and McKnight’s services include providing advice and assistance to the Special Committee of Bridgeport’s independent directors in connection with the proposed transaction, and the preparation and delivery to the Special Committee of Bridgeport an opinion (the “Fairness Opinion”) as to the fairness of the proposed transaction. Glanville and McKnight will be paid a fee for their services as financial advisors to Bridgeport, but the fees are not contingent on completion of the Transaction. In addition, Glanville and McKnight are to be indemnified in respect of certain liabilities that might arise out of the engagement. Glanville and McKnight express no opinion, nor have they been requested to do so, as to the expected trading price of the shares of Bridgeport if the proposed Transaction is completed, or if it is terminated.

McKnight and Glanville have utilized assumptions and input parameters in this Fairness Opinion that they believe are reasonable and appropriate based on industry standards. Major caveats include the uncertainty of future exploration, development, and production results, the future price of commodities (in particular, the gold price), changes to government regulations, country risk, and general environmental concerns. The geological reports, websites, and other publications of the companies, as well as filings on the SEDAR site for Bridgeport and for Premier, contain information on the various exploration projects. As a result, only brief summaries of the projects are presented in this Fairness Opinion.

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Use of Fairness Opinion

Glanville and McKnight specifically agree that this Opinion may be filed with the TSX and the applicable securities commissions or other regulators, and provided to the shareholders of Bridgeport.

Relationship with Interested Parties

Glanville and McKnight are independent arm’s-length consultants who do not have a financial interest (nor do they expect to have any future interest), directly or indirectly, in Bridgeport or Premier (or their subsidiary or associated companies), nor do they expect any consideration other than the fee and expenses from Bridgeport for the preparation of this Fairness Opinion, nor is their fee contingent upon the completion of the proposed Transaction.

Credentials of Glanville and McKnight

Ross Glanville, P.Eng., MBA, CGA, B.A.Sc., and Bruce McKnight, P.Eng., B.A.Sc., M.Sc., MBA, FCIM, have prepared this Fairness Opinion. Glanville and McKnight have the required expertise and recognition within the industry to prepare the Opinion, and together have prepared over 250 fairness opinions.

Glanville is a company specializing in valuations of public and private mining companies and mineral exploration and development properties, as well as providing fairness opinions and litigation support (such as being an expert witness in court cases involving valuation disputes) related to financial and technical issues. The president, Ross Glanville, graduated from the University of British Columbia in 1970 with a Bachelor of Applied Science Degree (Mining Engineering) and became a member of the Association of Professional Engineers of British Columbia in 1972 (P.Eng.). In 1974, Glanville obtained a Master of Business Administration Degree (MBA), specializing in finance and securities analysis. In 1980, Glanville became a member of the Certified General Accountants of B.C. (CGA). He was also a member of the former Canadian Association of Mineral Valuators. Glanville has provided a large number of fairness opinions (more than 200) for mergers, amalgamations, and acquisitions of public and private companies. These assignments were undertaken for investment dealers, regulatory bodies (including stock exchanges), banks, various government agencies, venture capital firms, forestry companies, mining and exploration companies, oil and gas companies, coal companies, and others. Glanville has valued more than five hundred mining and exploration companies in Canada, the U.S.A., Australia, and Mexico, as well as over one hundred and fifty in many other areas of the world, including Africa, South America, Europe, and Asia. He has formed public companies (listed on the Toronto Stock Exchange, the Australian Stock Exchange, NASDAQ, and the TSX Venture Exchange) and has served on the Boards of Directors of four companies with producing mines. Glanville has also acted in more than 50 court cases and assessment appeal board hearings in Canada, the U.S.A., Australia, and the U.K. He has written several articles, and given many presentations, related to the valuation of exploration and mining companies. Some of these articles were published by the United Nations, the Society of Mining Engineers, and by various Canadian magazines and newspapers.

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Bruce McKnight has a B.A.Sc. in Geological Engineering from the University of B.C., an M.Sc. in Engineering Geoscience from the University of California, Berkeley, a Mineral Economics Diploma from McGill University, and an MBA from Simon Fraser University. He is a Member of the Association of Professional Engineers and Geoscientists of British Columbia (P.Eng.) and a Fellow of the Canadian Institute of Mining and Metallurgy (FCIM). McKnight is a former Executive Director of the B.C. and Yukon Chamber of Mines (now renamed Association for Mineral Exploration B.C. or AME BC) and a former Corporate Vice-President of Westmin Resources Limited. He has over 40 years of senior-level, international and domestic, mining industry experience and has been an active participant in the exploration, valuation, financing and development of several mines in British Columbia and elsewhere. In addition, he has acted as a consultant to mining and brokerage firms, as well as to mining associations and First Nations and as an “expert witness” to law firms.

Scope of Review

Glanville and McKnight, among other things, reviewed the mineral royalty properties of Premier; examined the share trading price history of Bridgeport; reviewed in-situ values per ounce of gold in resources for peer companies in the case of Premier; reviewed the SEDAR filings for Bridgeport and Premier’s parent; reviewed the websites of each company; analyzed publicly-listed companies with similar or comparable portfolios of mineral properties; considered other assets of the companies; determined the relative values of the two companies; obtained the current financial positions of each of the companies; and reviewed issued shares, options, and warrants of Bridgeport. Specifically, Glanville and McKnight reviewed and relied upon, or carried out (as the case may be) the following, among other things:

•	the Technical Reports on the mineral royalty properties of Premier and the mineral properties of Bridgeport
•	certain publicly available financial and other information concerning Bridgeport and Premier
•	correspondence and discussions with directors/officers/management of Bridgeport
•	discussions with the President of Premier
•	information on each of the companies provided by Bridgeport
•	relevant stock market information relating to other companies whose activities are similar to those of Bridgeport and Premier
•	news releases of Bridgeport and Premier’s parent company over the past year
•	a draft letter entitled “Premier Gold Mines Royalties Valuation”, prepared for Premier Gold Mines Limited, by Roscoe Postle Associates Inc. and dated May 17th, 2012
•	the Letter of Intent, dated June 28th, 2012, negotiated between Bridgeport and Premier
•	estimated prior expenditures on the exploration properties of Bridgeport
•	information on the websites of Bridgeport and Premier’s parent company
•	detailed share trading histories of Bridgeport over the past year
•	SEDAR filings of Bridgeport and Premier Gold, including MD&As and Financial Statements
•	investor presentations by Bridgeport and Premier

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•	estimated current working capital positions of Bridgeport and Premier at the time of closing of the Transaction
•	a number of transactions related to the purchase/sale of gold exploration projects and royalty interests
•	joint venture and option terms on similar or comparable mineral projects
•	market capitalizations of listed companies with similar or comparable mineral exploration properties
•	preliminary exploration, development, and production plans for the properties
•	prior fairness opinions and valuations completed by Glanville and McKnight
•	information regarding the proposed share structure resulting from the business combination of Bridgeport and Premier
•	analysts’ reports on the supply and demand of gold, and a number of long-term price projections
•	data related to other transactions of a comparable or similar nature, which Glanville and McKnight considered to be relevant.
•	certain industry reports and statistics that Glanville and McKnight deemed appropriate
•	such other reviews, calculations, analyses, research and investigations deemed appropriate and relevant in the circumstances

Assumptions and Limitations

In providing this Fairness Opinion, Glanville and McKnight assumed and relied upon the accuracy and completeness of all technical, financial, and other information furnished to them by Bridgeport and Premier, and by their consultants and representatives. They have not undertaken any specific independent verification of such information (although data was reviewed to determine its “reasonableness”). However, Glanville and McKnight have no reason to believe that the information provided to them is not accurate or complete, and they have not been denied access to any information that they requested from the management of Bridgeport or Premier.

Glanville and McKnight decided upon the methodologies to be utilized in this Fairness Opinion, and did not request or receive, from the management of Bridgeport, suggestions as to the methodologies that might have been utilized. Glanville and McKnight have relied upon technical and financial reports, discussions with executives/officers of Bridgeport and Premier, information provided by management/directors of Bridgeport and Premier, publicly available results to date, comparable properties, and the share trading history of Bridgeport.

This Fairness Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof, and the conditions and prospects, financial and otherwise, of Bridgeport and Premier as they are reflected in the information, data and other material (financial or otherwise) reviewed by McKnight and Glanville as they were represented to them in discussions with management of Bridgeport and a review of information provided by Bridgeport and Premier. McKnight and Glanville have made assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved with the proposed transaction. Although McKnight and Glanville believe that these assumptions are reasonable with respect to Bridgeport and Premier (and the industry in which they operate), to the extent that they are incorrect it may affect their view as to the fairness of the proposed transaction to the shareholders of Bridgeport.

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It should be noted that this report is a Fairness Opinion, not a technical report. As a result, Glanville and McKnight have not provided detailed information that has been included in the technical reports. Those reports contain information regarding geology, mineralization, drilling, sampling, assaying, and exploration and development histories.

Bridgeport has acknowledged that the services of Glanville and McKnight have been provided in an advisory capacity only, and that Glanville and McKnight are not liable for losses, damages, or other claims that may result from or be alleged to result from any application or use that Bridgeport, Premier, and/or others may make of any information, data and opinions contained in the Fairness Opinion. Glanville and McKnight have not conducted a review of the mineral, ownership, or environmental obligations, and consequently Glanville and McKnight have not expressed any opinion on these subjects. Glanville and McKnight do not accept any responsibility for errors or omissions pertaining to information provided by Bridgeport, or its directors, officers, agents, or other related parties.

Glanville and McKnight reserve the right to amend or withdraw this Fairness Opinion in certain circumstances, including in the event that there occurs a material change of facts or representations upon which Glanville and McKnight relied, or in the event that Glanville and McKnight reasonably conclude that the information provided to them or any representation they relied upon contains an untrue statement of material fact or omits to state a material fact that, in their reasonable opinion, would make this Fairness Opinion untrue or inaccurate in any material respect.

Glanville and McKnight have also assumed that all material governmental, regulatory, court, or other approvals and consents required in connection with the consummation of the transaction will be obtained, and that in connection with obtaining any necessary governmental, regulatory, court, or other approvals and consents, no limitations, restrictions or conditions will be imposed that would have a material adverse effect on Bridgeport’s shareholders.

This Fairness Opinion is addressed to and is for the sole use and benefit of the Bridgeport Board and shareholders, and may not be referred to, summarized, circulated, publicized or reproduced by Bridgeport or Premier, other than in the Information Circular, or disclosed to, used or relied upon by any other party without the express written consent of Glanville and McKnight.

Yours very truly,

(signed) “Ross Glanville”	(signed) “Bruce McKnight”
Ross Glanville & Associates Ltd.	Bruce McKnight Minerals Advisor Services
Ross Glanville, B.A.Sc., P.Eng., CGA, MBA	Bruce McKnight, B.A.Sc., P.Eng., MBA, FCIM

SCHEDULE “K”
NOTICE OF APPLICATION

[Notice of Application follows.]

K-1

Commercial List Court File No. CV-12-9895-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

BETWEEN:

BRIDGEPORT VENTURES INC.

Applicant

IN THE MATTER OF Section 182 of the *BUSINESS CORPORATIONS ACT (ONTARIO)*, being Chapter B.16 of The Revised Statutes of Ontario 1990, as amended

AND IN THE MATTER OF a Proposed Arrangement involving BRIDGEPORT VENTURES INC., PREMIER GOLD MINES LIMITED and PREMIER ROYALTY CORPORATION

NOTICE OF APPLICATION

A LEGAL PROCEEDING HAS BEEN COMMENCED by the applicant. The claim made by the applicant appears on the following pages.

THIS APPLICATION will be made to a judge presiding over the Commercial List on **Monday December 3, 2012** at **10:00 a.m.** at 330 University Avenue, 8th Floor, Toronto, Ontario.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with the documents in the application, you or an Ontario lawyer acting for you must prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the applicant's lawyer(s) or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in this court office, and you or your lawyers(s) must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you and your lawyer(s) must, in addition to serving your notice of appearance, serve a copy of the evidence on the applicant's lawyer(s) or, where the

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applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but not later than 2 p.m. on the day before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO DEFEND THIS PROCEEDING BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LEGAL AID OFFICE.

Date October 29, 2012

Issued by ______________________
Local Registrar
Natasha Brown
Registrar

Address of court office: 330 University Avenue
7th floor
Toronto ON M5G 1R7

TO: **ALL HOLDERS OF SHARES AND OPTIONS OF BRIDGEPORT VENTURES INC. AS AT OCTOBER 22, 2012**

AND TO: **HOLDERS OF WARRANTS OF BRIDGEPORT VENTURES INC. AS AT OCTOBER 23, 2012**

AND TO: **ALL DIRECTORS OF BRIDGEPORT VENTURES INC.**

AND TO: **THE AUDITORS OF BRIDGEPORT VENTURES INC.**

AND TO: **FRASER MILNER CASGRAIN LLP**
Barrister & Solicitors
Toronto-Dominion Centre
77 King Street West
Suite 400
Toronto, Ontario M5K 0A1

Young Park LSUC#: 43550E
Tel: 416-863-4602
Fax: 416-863-4592

APPLICATION

1. **THE APPLICANT MAKES APPLICATION FOR:**

(a) an Interim Order for advice and directions of this Court pursuant to subsection 182(5) of the *Business Corporations Act*, R.S.O. 1990, c. B.16, as amended (the "OBCA"), with respect to notice and the conduct of a meeting (the "Meeting") of the holders of shares and warrants (collectively, the "Bridgeport Securityholders") of Bridgeport Ventures Inc. ("Bridgeport"), and such other matters pertaining to a proposed plan of arrangement (the "Arrangement") involving Bridgeport, Premier Gold Mines Limited ("Premier Gold") and Premier Royalty Corporation ("Premier Royalty"), as described below;

(b) a Final Order of this Court pursuant to subsections 182(3) and 182(5) of the OBCA approving the Arrangement if it is adopted and approved by the Bridgeport Securityholders at the Meeting; and

(c) such further and other relief as to this Court seems just.

2. **THE GROUNDS FOR THE APPLICATION ARE:**

(a) Bridgeport is a Canadian mineral exploration company incorporated under and governed by the provisions of the OBCA. The common shares of Bridgeport (the "Bridgeport Shares") are listed and trade on the Toronto Stock Exchange (the "TSX");

(b) Premier Gold is a Canadian-based mineral exploration company and is also incorporated under and governed by the provision of the OBCA. Premier Gold has projects in Canada and the United States. The common shares of Premier Gold are also listed and trade on the TSX;

(c) Premier Royalty is a wholly-owned subsidiary of Premier Gold and is also incorporated under and governed by the provisions of the OBCA;

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all as set out in the Plan of Arrangement and on the terms described in greater detail therein;

(f) all statutory requirements under the OBCA have been or will be fulfilled by the return date of this Application for final approval;

(g) the directions set out and the approvals required pursuant to any Interim Order this Court may grant have been followed and obtained, or will be followed and obtained, by the return date of this Application for final approval;

(i) the Arrangement is fair and reasonable;

(j) if made, the Final Order approving, among other things, the fairness and reasonableness of the terms and conditions of the Arrangement to the Bridgeport Securityholders will constitute the basis for an exemption from the *United States Securities Act of 1933*, as amended, in respect of the issuance by Bridgeport of securities, as set out in the Plan of Arrangement;

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(k) pursuant to an interim order (the "Interim Order") of this Court to be obtained by Bridgeport, notice of this application will be served on (i) all Bridgeport Shareholders at their respective registered addresses as they appear on the books of Bridgeport at the close of business on October 22, 2012, and (ii) all Bridgeport Warrantholders at their respective registered addresses as they appear on the books of Bridgeport at the close of business on October 23, 2012, including those persons whose registered addresses are outside the Province of Ontario. Service of these proceedings on persons outside of Ontario will be effected pursuant to Rules 17.02(n) and (o) of the *Rules of Civil Procedure* and the Interim Order. With respect to all other persons and entities having an interest in the affairs of Bridgeport, notice of this application will be given in accordance with the provisions of the Interim Order;

(l) this application is brought in good faith and has a material connection to the Toronto Region in that, among other things:

  (i) the head office of Bridgeport is in Toronto;

  (ii) the shares of Bridgeport are listed and trade on the TSX; and

  (iii) the Meeting is scheduled to take place in Toronto;

(m) Section 182 of the OBCA;

(n) Rules 14.05 and 38 of the Rules *of Civil Procedure*; and

(o) such further and other grounds as counsel may advise and this Court may permit.

IN THE MATTER OF BRIDGEPORT VENTURES INC.

Applicant

Commercial List Court File No.: CV-12-9895-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

Proceeding commenced at TORONTO

NOTICE OF APPLICATION

CASSELS BROCK & BLACKWELL LLP
Scotia Plaza, Suite 2100
40 King Street West
Toronto, Ontario M5H 3C2

Lara Jackson LSUC#: 41858M
Tel: 416-860-2907
Fax: 416-640-3108

Lawyers for the Applicant

(This page intentionally left blank)

SCHEDULE “L”
INTERIM ORDER

[Interim Order follows.]

L-1

Commercial List Court File No. CV-12-9895-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

THE HONOURABLE	)	WEDNESDAY, THE 31ST DAY
	)	
MR. JUSTICE NEWBOULD	)	OF OCTOBER, 2012

BRIDGEPORT VENTURES INC.

Applicant

IN THE MATTER OF Section 182 of the *BUSINESS CORPORATIONS ACT (ONTARIO)*, being Chapter B.16 of The Revised Statutes of Ontario 1990, as amended

AND IN THE MATTER OF a Proposed Arrangement involving BRIDGEPORT VENTURES INC., PREMIER GOLD MINES LIMITED and PREMIER ROYALTY CORPORATION

INTERIM ORDER

THIS MOTION made by the Applicant, Bridgeport Ventures Inc. ("Bridgeport"), for an interim order for advice and directions pursuant to section 182 of the *Business Corporations Act* (Ontario), R.S.O. 1990, c. B.16, as amended, (the "OBCA") was heard this day at 330 University Avenue, 8th Floor, Toronto, Ontario.

ON READING the Notice of Motion dated October 30, 2012, the Notice of Application issued on October 29, 2012 and the affidavit of Shastri Ramnath sworn October 30, 2012 (the "Supporting Affidavit"), including the Plan of Arrangement, which

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is included in Schedule H to the management information circular of Bridgeport (the "Information Circular"), which is attached as Exhibit "C" to the Supporting Affidavit, and on hearing the submissions of counsel for Bridgeport and counsel for Premier Gold Mines Limited ("Premier Gold") and Premier Royalty Corporation ("Premium Royalty"),

Definitions

1. **THIS COURT ORDERS** that all definitions used in this Interim Order shall have the meaning ascribed thereto in the Information Circular or otherwise as specifically defined herein.

The Meeting

2. **THIS COURT ORDERS** that Bridgeport is permitted to call, hold and conduct an annual and special meeting (the "Meeting") of Bridgeport Shareholders and holders of Existing Bridgeport Warrants ("Bridgeport Warrantholders") to be held at 2100 Scotia Plaza, 40 King Street West, Toronto, ON, M5H 3C2, on Friday, November 30, 2012 at 10:00 am (Toronto time) in order for the Bridgeport Shareholders and the Bridgeport Warrantholders to consider, among other things, and, if determined advisable, pass a special resolution authorizing, adopting and approving, with or without variation, the Arrangement and the Plan of Arrangement (collectively, the "Arrangement Resolution").

3. **THIS COURT ORDERS** that the Meeting shall be called, held and conducted in accordance with the OBCA, the notice of meeting of Bridgeport Shareholders and Bridgeport Warrantholders, which accompanies the Information Circular (the "Notice of Meeting") and the articles and by-laws of Bridgeport, subject to what may be provided hereafter and subject to further order of this court.

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4. **THIS COURT ORDERS** that the record date (the "Record Date") for determination of the Bridgeport Shareholders and Bridgeport Warrantholders entitled to notice of, and to vote at, the Meeting shall be October 22, 2012 for Bridgeport Shareholders and October 23, 2012 for Bridgeport Warrantholders.

5. **THIS COURT ORDERS** that the only persons entitled to attend or speak at the Meeting shall be:

(a) the Bridgeport Shareholders, the Bridgeport Warrantholders or their respective proxyholders;

(b) the officers, directors, auditors and advisors of Bridgeport;

(c) representatives and advisors of Premier Gold and Premier Royalty; and

(d) other persons who may receive the permission of the Chair of the Meeting.

6. **THIS COURT ORDERS** that Bridgeport may transact such other business at the Meeting as is contemplated in the Information Circular, or as may otherwise be properly before the Meeting.

Quorum

7. **THIS COURT ORDERS** that the Chair of the Meeting shall be determined by Bridgeport and that the quorum at the Meeting shall be not less than two persons present in person at the opening of the Meeting who are entitled to vote at the Meeting either as Bridgeport Shareholders or proxyholders.

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Amendments to the Arrangement and Plan of Arrangement

8. **THIS COURT ORDERS that** Bridgeport is authorized to make, subject to the terms of the Business Combination Agreement, and paragraph 9 below, such amendments, modifications or supplements to the Arrangement and the Plan of Arrangement as it may determine without any additional notice to the Bridgeport Shareholders or Bridgeport Warrantholders, or others entitled to receive notice under paragraphs 12 and 13 hereof, and the Arrangement and Plan of Arrangement, as so amended, modified or supplemented shall be the Arrangement and Plan of Arrangement to be submitted to the Bridgeport Shareholders and the Bridgeport Warrantholders at the Meeting and shall be the subject of the Arrangement Resolution. Amendments, modifications or supplements may be made following the Meeting, but shall be subject to review and, if appropriate, further direction by this Court at the hearing for the final approval of the Arrangement.

9. **THIS COURT ORDERS** that, if any amendments, modifications or supplements to the Arrangement or Plan of Arrangement, as referred to in paragraph 8 above, would, if disclosed, reasonably be expected to affect a Bridgeport Shareholder's or Bridgeport Warrantholder's decision to vote for or against the Arrangement Resolution, notice of such amendment, modification or supplement shall be distributed, subject to further order of this Court, by press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as Bridgeport may determine.

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Amendments to the Information Circular

10. **THIS COURT ORDERS** that Bridgeport is authorized to make such amendments, revisions and/or supplements to the draft Information Circular as it may determine and the Information Circular, as so amended, revised and/or supplemented, shall be the Information Circular to be distributed in accordance with paragraphs 12 and 13 hereof.

Adjournments and Postponements

11. **THIS COURT ORDERS** that Bridgeport, if it deems advisable and subject to the terms of the Business Combination Agreement, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Bridgeport Shareholders or the Bridgeport Warrantholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as Bridgeport may determine is appropriate in the circumstances. This provision shall not limit the authority of the Chair of the Meeting in respect of adjournments and postponements.

Notice of Meeting

12. **THIS COURT ORDERS** that, in order to effect notice of the Meeting, Bridgeport shall send the Information Circular (including the Notice of Application and this Interim Order), the Notice of Meeting, the forms of proxy and the letter of transmittal, along with such amendments or additional documents as Bridgeport may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the "Meeting Materials"), to the following:

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(a) the registered Bridgeport Shareholders and Bridgeport Warrantholders at the close of business on the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting, by one or more of the following methods:

(i) by pre-paid ordinary or first class mail at the addresses of the Bridgeport Shareholders and Bridgeport Warrantholders as they appear on the books and records of Bridgeport, or its registrar and transfer agent, at the close of business on the Record Date and if no address is shown therein, then the last address of the person known to the Corporate Secretary of Bridgeport;

(ii) by delivery, in person or by recognized courier service or inter-office mail, to the address specified in (i) above; or

(iii) by facsimile or electronic transmission to any Bridgeport Shareholder or Bridgeport Warrantholder, who is identified to the satisfaction of Bridgeport, who requests such transmission in writing and, if required by Bridgeport, who is prepared to pay the charges for such transmission;

(b) non-registered Bridgeport Shareholders and Bridgeport Warrrantholders by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with *National Instrument 54-101 of the Canadian Securities Administrators*; and

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(c) the respective directors and auditors of Bridgeport, by delivery in person, by recognized courier service, by pre-paid ordinary or first class mail or, with the consent of the person, by facsimile or electronic transmission, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting;

and that compliance with this paragraph shall constitute sufficient notice of the Meeting.

13. **THIS COURT ORDERS** that, in the event that Bridgeport elects to distribute the Meeting Materials, Bridgeport is hereby directed to distribute the Information Circular (including the Notice of Application, and this Interim Order), and any other communications or documents determined by Bridgeport to be necessary or desirable (collectively, the "Court Materials") to the holders of options to acquire Bridgeport Shares (the "Optionholders") and holders of the First December 2012 Warrants by any method permitted for notice to Bridgeport Shareholders as set forth in paragraphs 12(a) or 12(b) above, concurrently with the distribution described in paragraph 12 of this Interim Order. Distribution to such persons shall be to their addresses as they appear on the books and records of Bridgeport or its registrar and transfer agent at the close of business on the Record Date.

14. **THIS COURT ORDERS** that accidental failure or omission by Bridgeport to give notice of the meeting or to distribute the Meeting Materials or Court Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Bridgeport, or the non-receipt of such notice shall, subject to further order of this Court, not constitute a

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breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Meeting. If any such failure or omission is brought to the attention of Bridgeport, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

15. **THIS COURT ORDERS** that Bridgeport is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials and Court Materials as Bridgeport may determine in accordance with the terms of the Business Combination Agreement ("Additional Information"), and that notice of such Additional Information may, subject to paragraph 9 above, be distributed by press release, newspaper advertisement, pre-paid ordinary mail, or by the method most reasonably practicable in the circumstances, as Bridgeport may determine.

16. **THIS COURT ORDERS** that distribution of the Meeting Materials and Court Materials pursuant to paragraphs 12 and 13 of this Interim Order shall constitute notice of the Meeting and good and sufficient service of the within Application upon the persons described in paragraphs 12 and 13 and that those persons are bound by any orders made on the within Application. Further, no other form of service of the Meeting Materials or the Court Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to such persons or to any other persons, except to the extent required by paragraph 9 above.

Solicitation and Revocation of Proxies

17. **THIS COURT ORDERS** that Bridgeport is authorized to use the letter of transmittal and proxies substantially in the form of the drafts accompanying the

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Information Circular, with such amendments and additional information as Bridgeport may determine are necessary or desirable, subject to the terms of the Business Combination Agreement. Bridgeport, Premier Gold and Premier Royalty are authorized, at their expense, to solicit proxies, directly or through their respective officers, directors or employees, and through such agents or representatives as they may retain for that purpose, and by mail or such other forms of personal or electronic communication as they may determine. Bridgeport may waive generally, in its discretion, the time limits set out in the Information Circular for the deposit or revocation of proxies by Bridgeport Shareholders or Bridgeport Warrantholders, if Bridgeport deems it advisable to do so.

18. **THIS COURT ORDERS** that Bridgeport Shareholders and Bridgeport Warrantholders shall be entitled to revoke their proxies in accordance with subsection 110(4) of the OBCA (except as the procedures of that section are varied by this paragraph) provided that any instruments in writing delivered pursuant to clause 110(4)(a) of the OBCA may be deposited at Bridgeport's registered office at 40 King Street West, Suite 2100, Toronto, Ontario, M5H 3C2, as set out in the Information Circular, at any time up to and including the last Business Day preceding the day of the Meeting or any adjournment or postponement thereof or by any other manner permitted by applicable law. Notwithstanding the foregoing, a Bridgeport Shareholder or Bridgeport Warrantholder who attends personally at the Meeting may revoke its proxy and vote in person at the Meeting.

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Voting

19. **THIS COURT ORDERS** that the only persons entitled to vote in person or by proxy on the Arrangement Resolution, or such other business as may be properly brought before the Meeting, shall be those Bridgeport Shareholders and Bridgeport Warrantholders who hold Bridgeport Shares or Existing Bridgeport Warrants as of the close of business on the Record Dates. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

20. **THIS COURT ORDERS** that votes shall be taken at the Meeting on the basis of one vote per Bridgeport Share and one vote for each Existing Bridgeport Warrant and that in order for the Plan of Arrangement to be implemented, subject to further Order of this Court, the Arrangement Resolution must be passed, with or without variation, at the Meeting by:

(a) an affirmative vote of at least two-thirds ($66^2/_3$%) of the votes cast in respect of the Arrangement Resolution at the Meeting in person or by proxy by the Bridgeport Shareholders voting as a single class; and

(b) an affirmative vote of at least two-thirds (66-2/3%) of the votes cast in respect of the Arrangement Resolution in person or by proxy by the Bridgeport Shareholders and the Bridgeport Warrantholders voting as a single class.

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Such votes shall be sufficient to authorize Bridgeport to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Information Circular without the necessity of any further approval by the Bridgeport Shareholders or the Bridgeport Warrantholders, subject only to final approval of the Arrangement by this Court.

21. **THIS COURT ORDERS** that in respect of matters properly brought before the Meeting pertaining to items of business affecting Bridgeport (other than in respect of the Arrangement Resolution), each Shareholder is entitled to one vote for each voting common share held.

Dissent Rights

22. **THIS COURT ORDERS** that each registered Shareholder shall be entitled to exercise Dissent Rights in connection with the Arrangement Resolution in accordance with section 185 of the OBCA (except as the procedures of that section are varied by this Interim Order and the Plan of Arrangement) provided that, notwithstanding subsection 185(6) of the OBCA, any Shareholder who wishes to dissent must, as a condition precedent thereto, provide written objection to the Arrangement Resolution to Bridgeport in the form required by section 185 of the OBCA and the Business Combination Agreement, which written objection must be received not later than 5:00 p.m. (Toronto time) on the date that is two (2) Business Days prior to the Meeting or any date to which the Meeting may be postponed or adjourned, and must otherwise strictly

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comply with the requirements of the OBCA. For purposes of these proceedings, the "court" referred to in section 185 of the OBCA means this Court.

23. **THIS COURT ORDERS** that Bridgeport shall be required to offer to pay fair value, as of the day prior to approval of the Arrangement Resolution, for voting common shares held by Bridgeport Shareholders who duly exercise Dissent Rights, and to pay the amount to which such Bridgeport Shareholders may be entitled pursuant to the terms of the Plan of Arrangement. In accordance with the Plan of Arrangement and the Information Circular, all references to the "corporation" in subsections 185 (4) and 185(10) to 185(26) inclusive, of the OBCA shall be deemed to refer to "Bridgeport" in place of the "corporation", and Bridgeport shall have all of the rights, duties and obligations of the "corporation" under subsections 185(10) to 185(26) inclusive, of the OBCA.

24. **THIS COURT ORDERS** that any Shareholder who duly exercises such Dissent Rights set out in paragraph 22 above and who:

(i) is ultimately determined by this Court to be entitled to be paid fair value for his, her or its Bridgeport Shares, shall be deemed to have transferred those Bridgeport Shares as of the Effective Time, without any further act or formality and free and clear of all liens, claims, encumbrances, charges, adverse interests or security interests to Bridgeport for cancellation in consideration for a payment of cash from Bridgeport equal to such fair value; or

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(ii) is for any reason ultimately determined by this Court not to be entitled to be paid fair value for his, her or its Bridgeport Shares pursuant to the exercise of the Dissent Right, shall be deemed to have participated in the Arrangement on the same basis and at the same time as any non-dissenting Shareholder;

but in no case shall Bridgeport, Premier Gold, Premier Royalty or any other person be required to recognize such Bridgeport Shareholders as holders of Bridgeport Shares at or after the date upon which the Arrangement becomes effective and the names of such Bridgeport Shareholders shall be deleted from Bridgeport's register of holders of Bridgeport Shares at that time.

Hearing of Application for Approval of the Arrangement

25. **THIS COURT ORDERS** that upon approval by the Bridgeport Shareholders and the Bridgeport Warrantholders of the Plan of Arrangement in the manner set forth in this Interim Order, Bridgeport may apply to this Court for final approval of the Arrangement.

26. **THIS COURT ORDERS** that distribution of the Notice of Application and the Interim Order in the Information Circular, when sent in accordance with paragraphs 12 and 13 hereof, shall constitute good and sufficient service of the Notice of Application and this Interim Order and no other form of service need be effected and no other material need be served, unless a Notice of Appearance is served in accordance with paragraph 27 hereof.

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27. **THIS COURT ORDERS** that any Notice of Appearance served in response to the Notice of Application shall be served on the solicitors for Bridgeport and the solicitors for Premier Gold and Premier Royalty, as soon as reasonably practicable, and, in any event, no less than two (2) days before the hearing of this Application at the following addresses:

Cassels Brock & Blackwell LLP
Barristers & Solicitors
Scotia Plaza, Suite 2100
40 King Street West
Toronto, Ontario M5H 3C2

Lara Jackson
Tel:416-860-2907
Fax: 416-640-3108

Lawyers for Bridgeport

Fraser Milner Casgrain LLP
Barrister & Solicitors
Toronto-Dominion Centre
77 King Street West, Suite 400
Toronto, Ontario M5K 0A1

Young Park
Tel: 416 863 4602
Fax: 416 863 4592

28. **THIS COURT ORDERS** that, subject to further order of this Court, the only persons entitled to appear and be heard at the hearing of the within application shall be:

(i) Bridgeport;

(ii) Premier Gold and Premier Royalty; and

(iii) any person who has filed a Notice of Appearance herein in accordance with the Notice of Application, this Interim Order and the *Rules of Civil Procedure*.

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29. **THIS COURT ORDERS** that any materials to be filed by Bridgeport in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Court.

30. **THIS COURT ORDERS** that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons who served and filed a Notice of Appearance in accordance with paragraph 27 shall be entitled to be given notice of the adjourned date.

Precedence

31. **THIS COURT ORDERS** that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the Bridgeport Shares, Bridgeport Options, Existing Bridgeport Warrants or the articles or by-laws of Bridgeport, this Interim Order shall govern.

Extra-Territorial Assistance

32. **THIS COURT** seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Court in carrying out the terms of this Interim Order.

IN THE MATTER OF BRIDGEPORT VENTURES INC.

Applicant

Commercial List Court File No.: CV-12-9895-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

Proceeding commenced at TORONTO

INTERIM ORDER

CASSELS BROCK & BLACKWELL LLP
Scotia Plaza, Suite 2100
40 King Street West
Toronto, Ontario M5H 3C2

Lara Jackson LSUC#: 41858M

Tel: 416-860-2907
Fax: 416-640-3108

Lawyers for the Applicant

SCHEDULE “M”
SHARE INCENTIVE PLAN

ARTICLE 1
DEFINITIONS AND INTERPRETATION

Section 1.01      Definitions.

             For purposes of the Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings:

(a)	“Act” means the Business Corporations Act (Ontario) or its successor, as amended from time to time;

(b)	“Aggregate Contribution” means the aggregate of a Participant’s Contribution and the Corporation’s Contribution related to such Participant’s Contribution;

(c)

“Basic Annual Salary” means the basic annual remuneration of a Participant from the Corporation and its Designated Affiliates exclusive of any overtime pay, bonuses or allowances (whether received in cash, securities or otherwise) of any kind whatsoever;

(d)

“Blackout Period” means an interval of time during which (i) the then trading guidelines of the Corporation restrict one or more Participants from trading in securities of the Corporation or (ii) the Corporation has determined that one or more Participants may not trade in securities of the Corporation;

(e)	“Blackout Period Expiry Date” means the date on which the applicable Blackout Period expires;

(f)	“Business Day” means any day on which the Stock Exchange is open for trading;

(g)	“Committee” shall mean the Directors or, if the Directors so determine in accordance with section 2.03 of the Plan, the committee of the Directors authorized to administer the Plan;

(h)	“Common Shares” shall mean the common shares of the Corporation, as adjusted in accordance with the provisions of article seven of the Plan from time to time;

(i)	“Corporation” means Premier Royalty Inc., a corporation incorporated under the Act, and any successor thereto;

(j)	“Corporation’s Contribution” means the amount the Corporation credits a Participant under section 3.04 of the Plan;

(k)

“Date of Termination” means the date of termination of employment or the date of termination of a contract for services set out in a notice of termination given by the Corporation or a Designated Affiliate and for greater certainty does not include, or mean the expiry date of, any period of time following such date of termination during which the Participant is in receipt of, or is entitled to be in receipt of, compensation in lieu of notice of termination or severance compensation;

(l)	“Designated Affiliates” means the affiliates of the Corporation designated by the Committee for purposes of the Plan from time to time;

(m)	“Directors” shall mean the board of directors of the Corporation from time to time;

(n)	“Eligible Directors” shall mean the Directors or the directors of any Designated Affiliate from time to time;

(o)	“Eligible Employees” shall mean employees and officers, whether Directors or not, and including both full-time and part-time employees, of the Corporation or any Designated Affiliate;

(p)

“Employment Contract” means any contract between the Corporation or any Designated Affiliate and any Eligible Employee, Eligible Director or Other Participant relating to, or entered into in connection with, the employment of the Eligible Employee, the appointment or election of the Eligible Director or the engagement of the Other Participant or any other agreement to which the Corporation or a Designated Affiliate is a party with respect to the rights of such Participant in respect of a change in control of the Corporation or the termination of employment, appointment, election or engagement of such Participant;

(q)

“Issue Price” means the five-day weighted average price of the Common Shares on the Stock Exchange for the five business days preceding the date in respect of which Common Shares are being issued under the Share Purchase Plan;

(r)	“Option” shall mean an option to purchase Common Shares granted pursuant to, or governed by, the Plan;

(s)	“Optionee” shall mean a Participant to whom an Option has been granted pursuant to the Share Option Plan;

(t)	“Option Period” shall mean the period of time during which the particular Option may be exercised, including as extended in accordance with section 4.13 of the Plan;

(u)

“Other Participants” shall mean any person or corporation engaged to provide ongoing management or consulting services for the Corporation or a Designated Affiliate, or any employee of such person or corporation, other than an Eligible Director or an Eligible Employee;

(v)

“Participant” with respect to the Share Purchase Plan shall mean each Eligible Employee and Other Participant and with respect to the Share Option Plan and Share Bonus Plan shall mean each Eligible Director, Eligible Employee and Other Participant;

(w)	“Participant’s Contribution” means the amount a Participant elects to contribute to the Share Purchase Plan under section 3.03 of the Plan;

(x)	“Plan” means this share incentive plan which includes the Share Purchase Plan, the Share Option Plan and the Share Bonus Plan;

(y)

“Service Provider” means an employee or insider of the Corporation or any Designated Affiliate and any other person or corporation engaged to provide ongoing management, consulting or other services for the Corporation or any Designated Affiliate;

(z)	“Share Bonus Plan” means the share bonus plan described in article five hereof;

(aa)

“Share Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issue or potential issue of securities of the Corporation to one or more Service Providers, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

(bb)	“Share Option Plan” means the share option plan described in article four of the Plan;

(cc)	“Share Purchase Plan” means the share purchase plan described in article three of the Plan; and

(dd)

“Stock Exchange” means The Toronto Stock Exchange, or, if the Common Shares are not then traded on The Toronto Stock Exchange, such other principal market upon which the Common Shares are traded as designated by the Committee from time to time.

Section 1.02      Securities Definitions.

             In the Plan, the terms “affiliate”, “associate”, “subsidiary” and “insider” shall have the meaning given to such terms in the Securities Act (Ontario), provided that for purposes of section 7.02 hereof, “insider” shall mean “reporting insider”, as such term is defined in National Instrument 55-104 - Insider Reporting Requirements and Exemptions of the Canada Securities Administrators.

Section 1.03      Headings.

             The headings of all articles, sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

Section 1.04      Context, Construction.

             Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

Section 1.05      References to this Plan.

             The words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to the Plan as a whole and not to any particular article, section, paragraph or other part hereof.

Section 1.06      Canadian Funds.

             Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada.

ARTICLE 2

PURPOSE AND ADMINISTRATION OF THE PLAN

Section 2.01      Purpose of the Plan.

             The Plan provides for the acquisition of Common Shares by Participants for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of key employees and directors of the Corporation and Designated Affiliates and to secure for the Corporation and the shareholders of the Corporation the benefits inherent in the ownership of Common Shares by key employees and directors of the Corporation and Designated Affiliates, it being generally recognized that share incentive plans aid in attracting, retaining and encouraging employees and directors due to the opportunity offered to them to acquire a proprietary interest in the Corporation.

Section 2.02      Administration of the Plan.

             The Plan shall be administered by the Committee and the Committee shall have full authority to administer the Plan including the authority to interpret and construe any provision of the Plan and to adopt, amend and rescind such rules and regulations for administering the Plan as the Committee may deem necessary or desirable in order to comply with the requirements of the Plan, subject in all cases to compliance with regulatory requirements. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be binding on the Participants and the Corporation. No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Committee shall, in addition to their rights as Directors, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made. The appropriate officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary or desirable for the implementation of the Plan and of the rules and regulations established for administering the Plan. All costs incurred in connection with the Plan shall be for the account of the Corporation.

Section 2.03      Delegation to Committee.

             All of the powers exercisable hereunder by the Directors may, to the extent permitted by applicable law and as determined by resolution of the Directors, be exercised by a committee of the Directors comprised of not less than three Directors.

Section 2.04      Record Keeping.

             The Corporation shall maintain a register in which shall be recorded:

(a)	the name and address of each Optionee;

(b)	the number of Common Shares subject to Options granted to each Optionee;

(c)	the aggregate number of Common Shares subject to Options;

(d)	the name and address of each Participant in the Share Purchase Plan;

(e)	the Participants’ Contributions and the Corporation’s Contributions in respect of each Participant; and

(f)	the number of Common Shares held in safekeeping for the account of each Participant under the Plan.

Section 2.05      Determination of Participants.

             The Committee shall from time to time determine the Participants who may participate in the Share Purchase Plan, the Share Option Plan and the Share Bonus Plan. The Committee may from time to time determine the number of Common Shares to be issued to any Participant under the Share Bonus Plan, the Participants to whom Options may be granted, the number of Common Shares to be made subject to and the expiry date of each Option granted to each Participant and the other terms of each Option granted to each Participant, all such determinations to be made in accordance with the provisions of the Plan, and the Committee may take into consideration the present and potential contributions of, and the services rendered by, the particular Participant to the success of the Corporation and any other factors which the Committee deems appropriate and relevant.

Section 2.06      Maximum Number of Shares.

(a)

Share Purchase Plan: The maximum number of Common Shares made available for the Share Purchase Plan shall be determined from time to time by the Committee but, in any case, the aggregate number of Common Shares that may be issued pursuant to the provisions of the Share Purchase Plan shall not exceed 2.5% of the total number of Common Shares then outstanding. Common Shares issued pursuant to the Share Purchase Plan shall not be available for future grants under the Share Purchase Plan.

(b)

Share Option Plan: The maximum number of Common Shares made available for the Share Option Plan shall be determined from time to time by the Committee but, in any case, shall not exceed 10% of the total number of Common Shares then outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Option. Common Shares issued pursuant to the exercise of Options shall be available for future grants under the Share Option Plan.

(c)

Share Bonus Plan: The maximum number of Common Shares made available for the Share Bonus Plan shall be determined from time to time by the Committee but, in any case, the aggregate number of Common Shares that may be issued pursuant to the provisions of the Share Bonus Plan shall not exceed 1% of the total number of Common Shares then outstanding. Common Shares issued pursuant to the Share Purchase Plan shall not be available for future grants under the Share Bonus Plan.

For purposes of this section 2.06, the number of Common Shares then outstanding shall mean the number of Common Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Option or issue of Common Shares, as the case may be.

ARTICLE 3

SHARE PURCHASE PLAN

Section 3.01      The Share Purchase Plan.

             A share purchase plan is hereby established for Eligible Employees and Other Participants. The Share Purchase Plan shall become effective on a date to be determined by the Directors.

Section 3.02      Participants.

             Participants entitled to participate in the Share Purchase Plan shall be Eligible Employees or Other Participants who have been providing services to the Corporation or any Designated Affiliate for at least the immediately preceding 12 months. The Committee shall have the right, in its absolute discretion, to waive such 12 month period or to determine that the Share Purchase Plan does not apply to any Eligible Employee or Other Participant.

Section 3.03      Election to Participate in Share Purchase Plan and Participant’s Contribution.

(a)

Any Participant may elect to contribute money to the Share Purchase Plan in any calendar year if the Participant, prior to the end of the immediately preceding calendar year, delivers to the Corporation a written direction in form and substance satisfactory to the Corporation authorizing the Corporation to deduct from the remuneration of the Participant the Participant’s Contribution in equal instalments.

(b)

If, on December 31 of any year, a Participant has not been continuously providing service to the Corporation or any of its Designated Affiliates for at least the immediately preceding 12 months (unless such 12-month requirement is waived by the Committee), then, in the calendar quarter during which such Participant reaches six consecutive months of service, such Participant may elect to make a Participant’s Contribution with respect to the balance of that calendar year, commencing at the beginning of the next calendar quarter, by delivering to the Corporation the written direction referred to in paragraph 3.03(a) above.

(c)

The Participant’s Contribution shall not exceed 10% (unless changed by the Committee), before deductions, of the Basic Annual Salary of the Participant; provided that, in the event of any employee electing to make a Participant’s Contribution for less than a full year in accordance with paragraph 3.03(b) above, his or her Basic Annual Salary shall be pro-rated for the balance of that calendar year.

(d)

No adjustment shall be made to the Participant’s Contribution until the next succeeding calendar year, and then only if a new written direction shall have been delivered to the Corporation for such calendar year. The Participant’s Contribution shall be held by the Corporation in trust for the benefit of the Participant for the purposes of the Share Purchase Plan.

Section 3.04      Corporation’s Contribution.

             Immediately prior to the date any Common Shares are issued to a Participant in accordance with section 3.06 of the Plan, the Corporation will credit the Participant with and thereafter hold in trust for the Participant an amount equal to the Participant’s Contribution then held in trust by the Corporation.

Section 3.05      Aggregate Contribution.

             The Corporation shall not be required to segregate the Aggregate Contribution from its own corporate funds or to pay interest thereon.

Section 3.06      Issue of Shares.

(a)

As soon as practicable following March 31, June 30, September 30 and December 31 in each calendar year the Corporation shall issue for the account of each Participant fully paid and non- assessable Common Shares equal in value to the Aggregate Contribution held in trust as of such date by the Corporation and the Aggregate Contribution shall be converted into Common Shares at the applicable Issue Price. If such conversion would result in the issue for the account of a Participant of a fraction of a Common Share, the Corporation will issue only such whole Common Shares as are issuable.

(b)	The Corporation shall hold any unused balance of the Aggregate Contribution in trust for the Participant until used in accordance with the Share Purchase Plan.

Section 3.07      Safekeeping and Delivery of Shares.

(a)

All Common Shares issued for the account of a Participant in accordance with section 3.06 of the Plan will be held in safekeeping by the Corporation and will be delivered, subject as provided in the Share Purchase Plan, to such Participant at such time or times as are determined by the Corporation upon request of the Participant in a form acceptable to the Corporation. Any:

	(i)	cash dividends;

	(ii)	options or rights to purchase additional securities of the Corporation or any other corporation; or

	(iii)	any notice of meeting, proxy statement and proxy for any meeting of holders of Common Shares received in respect of any Common Shares held in safekeeping on behalf of a Participant shall be forwarded to such Participant, at his or her last address according to the register maintained under section 2.04 of the Plan, and any other or additional Common Shares or other securities (by way of dividends or otherwise) received in respect of any Common Shares held in safekeeping on behalf of a Participant shall also be held in safekeeping and delivered to the Participant with delivery of the Common Shares in respect of which such additional Common Shares or other securities were issued.

(b)

If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for all or a portion of the outstanding Common Shares, then the Committee may, by resolution, make any Common Shares held in trust for a Participant immediately deliverable in order to permit such Common Shares to be tendered to such bid. In addition, the Committee may, by resolution, permit the Corporation’s Contribution to be made and Common Shares to be issued for the then Aggregate Contribution prior to the expiry of any such take-over bid in order to permit such Common Shares to be tendered to such bid.

Section 3.08      Termination of Employment or Services.

             Unless otherwise determined by the Committee, if a Participant shall cease to be employed by, or provide services to, the Corporation or all Designated Affiliates for any reason (including disability or death) or shall receive notice from the Corporation of the termination of his or her contract of service or employment:

(a)	the Participant shall automatically cease to be entitled to participate in the Share Purchase Plan;

(b)	any portion of the Participant’s Contribution then held in trust for the Participant shall be paid to the Participant or the estate of the Participant;

(c)	any portion of the Corporation’s Contribution then held in trust for the Participant shall be returned and paid to the Corporation; and

(d)	any Common Shares then held in safekeeping for the Participant shall be delivered to the Participant or the estate of the Participant.

Section 3.09      Election to Withdraw from Share Purchase Plan.

             Any Participant may at any time elect to withdraw from the Share Purchase Plan. In order to withdraw the Participant must give at least two weeks’ notice to the Corporation in writing in form and substance satisfactory to the Corporation directing the Corporation to cease deducting from the Participant’s remuneration the Participant’s Contribution. Deductions will cease to be made commencing with the first pay date following expiry of the two week notice. The Participant’s Contribution will continue to be held in trust. On the next following date for making the Corporation’s Contribution the Corporation will credit the Participant with the pro rata amount of the Corporation’s Contribution, calculated in accordance with section 3.04 of the Plan. The issue and delivery of Common Shares will not be accelerated by such withdrawal but will occur on the date on which such Common Shares would otherwise have been issued in accordance with section 3.06 of the Plan and delivered to the Participant in accordance with section 3.07 of the Plan had the Participant not elected to withdraw from the Share Purchase Plan.

Section 3.10     Necessary Approvals.

             The obligation of the Corporation to issue and deliver any Common Shares in accordance with the Share Purchase Plan shall be subject to any necessary approval of any stock exchange or regulatory authority having jurisdiction over the securities of the Corporation. If any Common Shares cannot be issued to any Participant under the Share Purchase Plan for whatever reason, the obligation of the Corporation to issue such Common Shares shall terminate and any Participant’s Contribution held in trust for a Participant shall be returned to the Participant without interest.

ARTICLE 4

SHARE OPTION PLAN

Section 4.01      The Share Option Plan and Participants.

             A share option plan is hereby established for Eligible Directors, Eligible Employees and Other Participants.

Section 4.02      Option Notice or Agreement.

             Each Option granted to a Participant shall be evidenced by a stock option notice or stock option agreement setting out terms and conditions consistent with the provisions of the Plan, which terms and conditions need not be the same in each case and which terms and conditions may be changed from time to time.

Section 4.03      Exercise Price.

             The price per share at which any Common Share which is the subject of an Option may be purchased shall be determined by the Committee at the time the Option is granted, provided that such price shall be not less than the closing price of the Common Shares on the Stock Exchange on the last trading day immediately preceding the date of the grant of such Option.

Section 4.04      Term of Option.

             The Option Period for each Option shall be such period of time as shall be determined by the Committee, subject to amendment by an Employment Contract, provided that, subject to section 4.13 of the Plan, in no event shall an Option Period exceed 10 years.

Section 4.05      Lapsed Options.

             If Options granted under the Share Option Plan are surrendered, terminate or expire without being exercised in whole or in part, new Options may be granted covering the Common Shares not purchased under such lapsed Options.

Section 4.06      Limit on Options to be Exercised.

             Except as otherwise specifically provided in any Employment Contract or in section 4.09 of the Plan, Options may be exercised (in each case to the nearest full share) during the Option Period only in accordance with the vesting schedule, if any, determined by the Committee, in its sole and absolute discretion, at the time of the grant of the Option, which vesting schedule may include performance vesting or acceleration of vesting in certain circumstances and which may be amended or changed by the Committee from time to time with respect to a particular Option. If the Committee does not determine a vesting schedule at the time of the grant of any particular Option, such Option shall be exercisable in whole at any time, or in part from time to time, during the Option Period.

Section 4.07      Eligible Participants on Exercise.

             Subject to section 4.06 of the Plan, an Option may be exercised by the Optionee in whole at any time, or in part from time to time, during the Option Period, provided however that, except as otherwise specifically provided in section 4.10 or section 4.11 of the Plan or in any Employment Contract, no Option may be exercised unless the Optionee at the time of exercise thereof is:

(a)

in the case of an Eligible Employee, an officer of the Corporation or a Designated Affiliate or in the employment of the Corporation or a Designated Affiliate and has been continuously an officer or so employed since the date of the grant of such Option, provided however that a leave of absence with the approval of the Corporation or such Designated Affiliate shall not be considered an interruption of employment for purposes of the Share Option Plan;

(b)

in the case of an Eligible Director who is not also an Eligible Employee, a director of the Corporation or a Designated Affiliate and has been such a director continuously since the date of the grant of such Option; and

(c)

in the case of any Other Participant, engaged, directly or indirectly, in providing ongoing management, consulting or other services for the Corporation or a Designated Affiliate and has been so engaged since the date of the grant of such Option.

Section 4.08      Payment of Exercise Price.

              The issue of Common Shares on exercise of any Option shall be contingent upon receipt by the Corporation of payment of the aggregate purchase price for the Common Shares in respect of which the Option has been exercised by cash or certified cheque delivered to the registered office of the Corporation together with a validly completed notice of exercise. No Optionee or legal representative, legatee or distributee of any Optionee will be, or will be deemed to be, a holder of any Common Shares with respect to which such Optionee was granted an Option, unless and until a certificate for such Common Shares is issued to such Optionee, or them, under the terms of the Share Option Plan. Subject to section 4.12 of the Plan, upon an Optionee exercising an Option and paying the Corporation the aggregate purchase price for the Common Shares in respect of which the Option has been exercised, the Corporation shall as soon as practicable issue and deliver a certificate representing the Common Shares so purchased.

Section 4.09       Acceleration on Take-over Bid.

             If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for all or a portion of the outstanding Common Shares, then the Committee may, by resolution, permit all Options outstanding to become immediately exercisable, notwithstanding section 4.06 of the Plan or any term or condition of any Option, in order to permit Common Shares issuable under such Options to be tendered to such bid.

Section 4.10      Effect of Death.

             If a Participant or, in the case of an Other Participant which is not an individual, the primary individual providing services to the Corporation or Designated Affiliate on behalf of the Other Participant (in either case, for the purposes of this section 4.10, the “deceased”), shall die, any Option held by such Participant or Other Participant at the date of such death shall become immediately exercisable notwithstanding section 4.06 of the Plan or any term or condition of such Option, and shall be exercisable in whole or in part only by the person or persons to whom the rights of the Optionee under the Option shall pass by the will of the deceased or the laws of descent and distribution until the expiration of the Option Period in respect of such Option (or such shorter period of time as is otherwise provided in an Employment Contract or the terms and conditions of any Option), but only to the extent that such Optionee was entitled to exercise the Option at the date of the deceased’s death in accordance with sections 4.06, 4.07 and 4.11 of the Plan.

Section 4.11      Effect of Termination of Employment or Services.

             If a Participant shall:

(a)	cease to be a director of the Corporation and of the Designated Affiliates (and is not or does not continue to be an employee thereof) for any reason (other than death); or

(b)

cease to be employed by, or provide services to, the Corporation or the Designated Affiliates (and is not or does not continue to be a director or officer thereof), or any corporation engaged to provide services to the Corporation or the Designated Affiliates, for any reason (other than death) or shall receive notice from the Corporation or any Designated Affiliate of the termination of his Employment Contract;

(such cessation, or the earlier of such cessation or receipt of a notice of termination, as the case may be, being referred to as a “Termination”), except as otherwise provided in any Employment Contract or the terms and conditions of any Option,

(c)

in situations of termination not for cause, such Participant may exercise his Options until the expiration of the respective Option Periods in respect of such Options to the extent that such Participant was entitled to exercise such Options at the Date of Termination, or, in the case where there is no Date of Termination, at the date of Termination, and

(d)

in situations other than a termination not for cause, such Participant may, but only within 90 days following Termination, exercise his Options to the extent that such Participant was entitled to exercise such Options at the date of Termination.

Notwithstanding the foregoing or any Employment Contract, in no event shall such right extend beyond the Option Period.

Section 4.12      Necessary Approvals.

             The obligation of the Corporation to issue and deliver any Common Shares in accordance with the Share Option Plan shall be subject to any necessary approval of any stock exchange or regulatory authority having jurisdiction over the securities of the Corporation. If any Common Shares cannot be issued to any Participant upon the exercise of an Option for whatever reason, the obligation of the Corporation to issue such Common Shares shall terminate and any exercise price paid to the Corporation in respect of the exercise of such Option shall be returned to the Participant.

Section 4.13      Extension of Option Period.

             Notwithstanding section 4.04 of the Plan but subject to section 4.07 and section 4.11 of the Plan, the expiration date of an Option will be the date determined by the Committee, subject to amendment by an Employment Contract, unless such expiration date falls within a Blackout Period or within ten Business Days after a Blackout Period Expiry Date, in which case the expiration date of the Option will be the date which is ten Business Days after the Blackout Period Expiry Date.

ARTICLE 5

SHARE BONUS PLAN

Section 5.01      The Share Bonus Plan.

             A share bonus plan is hereby established for Eligible Directors, Eligible Employees and Other Participants. The Share Bonus Plan shall become effective on a date to be determined by the Directors.

Section 5.02      Participants.

             The Committee shall have the right to determine, in its sole and absolute discretion, to issue for no cash consideration to a Participant any number of Common Shares as a discretionary bonus subject to such provisions and restrictions as the Committee may determine.

Section 5.03      Necessary Approvals.

             The obligation of the Corporation to issue and deliver any Common Shares in accordance with the Share Bonus Plan shall be subject to any necessary approvals of any stock exchange or regulatory authority having jurisdiction over the securities of the Corporation. If any Common Shares cannot be issued to any Participant under the Share Bonus Plan for whatever reason, the obligation of the Corporation to issue such Common Shares shall terminate.

ARTICLE 6

WITHHOLDING TAXES AND SECURITIES LAWS

OF THE UNITED STATES OF AMERICA

Section 6.01      Withholding Taxes.

             The Corporation or any Designated Affiliate may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Corporation or any Designated Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Option or Common Share or other benefit under the Plan including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of Common Shares to be issued upon the exercise of any Option, until such time as the Participant has paid the Corporation or any Designated Affiliate any amount which the Corporation or the Designated Affiliate is required to withhold with respect to such taxes.

Section 6.02      Securities Laws of the United States of America.

             Neither the Options which may be granted pursuant to the provisions of the Share Option Plan nor the Common Shares which may be issued pursuant to the exercise of Options or participation in the Share Purchase Plan or Share Bonus Plan have been registered under the United States Securities Act of 1933, as amended (the “U.S. Act”), or under any securities law of any state of the United States of America. Accordingly, any Participant who is issued Common Shares or granted an Option in a transaction which is subject to the U.S. Act or the securities laws of any state of the United States of America may be required to represent, warrant, acknowledge and agree that:

(a)	the Participant is acquiring the Option and/or any Common Shares as principal and for the account of the Participant;

(b)

in granting the Option and/or issuing the Common Shares to the Participant, the Corporation is relying on the representations and warranties of the Participant to support the conclusion of the Corporation that the granting of the Option and/or the issue of Common Shares do not require registration under the U.S. Act or to be qualified under the securities laws of any state of the United States of America;

(c)	each certificate representing Common Shares so issued may be required to have the following legends:

“THE COMMON SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), AND MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, OR (C) WITH THE PRIOR WRITTEN CONSENT OF THE CORPORATION, PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS.”

“THE PRESENCE OF THIS LEGEND MAY IMPAIR THE ABILITY OF THE HOLDER HEREOF TO EFFECT GOOD DELIVERY OF THE COMMON SHARES REPRESENTED HEREBY ON A CANADIAN STOCK EXCHANGE. A CERTIFICATE WITHOUT A LEGEND MAY BE OBTAINED FROM THE REGISTRAR AND TRANSFER AGENT FOR THE COMMON SHARES OF THE CORPORATION IN CONNECTION WITH A SALE OF THE COMMON SHARES REPRESENTED HEREBY UPON DELIVERY OF THIS CERTIFICATE AND AN EXECUTED DECLARATION BY THE SELLER, IN A FORM SATISFACTORY TO THE REGISTRAR AND TRANSFER AGENT AND THE CORPORATION, TO THE EFFECT THAT SUCH SALE IS BEING MADE IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.”;

provided that if such Common Shares are being sold outside the United States of America in compliance with the requirements of Rule 904 of Regulation S under the U.S. Act the foregoing legends may be removed by providing a written declaration by the holder to the registrar and transfer agent for the Common Shares to the following effect: “The undersigned (a) represents and warrants that the sale of the securities of Premier Royalty Inc.

(the “Corporation”) to which this declaration relates is being made in compliance with Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and (b) certifies that (1) the undersigned is not an affiliate of the Corporation as that term is defined in the U.S. Securities Act, (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the undersigned and any person acting on behalf of the undersigned reasonably believe that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of the Toronto Stock Exchange and neither the undersigned nor any person acting on behalf of the undersigned knows that the transaction has been prearranged with a buyer in the United States, and (3) neither the undersigned nor any affiliate of the undersigned nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.”;

(d)

other than as contemplated by subsection 6.02(c) hereof, prior to making any disposition of any Common Shares acquired pursuant to the Plan which might be subject to the requirements of the U.S. Act, the Participant shall give written notice to the Corporation describing the manner of the proposed disposition and containing such other information as is necessary to enable counsel for the Corporation to determine whether registration under the U.S. Act or qualification under any securities laws of any state of the United States of America is required in connection with the proposed disposition and whether the proposed disposition is otherwise in compliance with such legislation and the regulations thereto;

(e)

other than as contemplated by subsection 6.02(c) hereof, the Participant will not attempt to effect any disposition of the Common Shares owned by the Participant and acquired pursuant to the Plan or of any interest therein which might be subject to the requirements of the U.S. Act in the absence of an effective registration statement relating thereto under the U.S. Act or an opinion of counsel satisfactory in form and substance to counsel for the Corporation that such disposition would not constitute a violation of the U.S. Act and then will only dispose of such Common Shares in the manner so proposed;

(f)

the Corporation may place a notation on the records of the Corporation to the effect that none of the Common Shares acquired by the Participant pursuant to the Plan shall be transferred unless the provisions of the Plan have been complied with; and

(g)

the effect of these restrictions on the disposition of the Common Shares acquired by the Participant pursuant to the Plan is such that the Participant may not be able to sell or otherwise dispose of such Common Shares for a considerable length of time in a transaction which is subject to the provisions of the U.S. Act other than as contemplated by subsection 6.02(c) hereof.

ARTICLE 7

GENERAL

Section 7.01      Effective Time of Plan.

             The Plan shall become effective upon a date to be determined by the Directors, subject to sections 3.01 and 5.01 hereof in the case of the Share Purchase Plan and the Share Bonus Plan, respectively.

Section 7.02      Issuances to Insiders.

          In no event shall any security based compensation arrangement (within the meaning of section 613 of the Company Manual of The Toronto Stock Exchange as amended or superseded from time to time), together with all other previously established and proposed security based compensation arrangements of the Corporation, result in:

(a)	the number of Common Shares reserved for issue from treasury at any time pursuant to Options granted to insiders exceeding 10% of the issued and outstanding Common Shares; or

(b)	the issue from treasury to insiders, within a one-year period, of a number of Common Shares which exceed 10% of the issued and outstanding Common Shares.

Section 7.03      Suspension, Termination or Amendments.

The Committee shall have the right

(a)	without the approval of the shareholders of the Corporation, to

	(i)	suspend or terminate (and to re-instate) the Share Purchase Plan, the Share Option Plan or the Share Bonus Plan, and

	(ii)	subject to section 7.03(b) of the Plan, make any amendments to the Plan, including but not limited to the following amendments

(A)

any amendment of a “housekeeping” nature, including, without limitation, amending the wording of any provision of the Plan for the purpose of clarifying the meaning of existing provisions or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan, correcting grammatical or typographical errors and amending the definitions contained within the Plan,

(B)

any amendment to comply with the rules, policies, instruments and notices of any regulatory authority to which the Corporation is subject, including the Stock Exchange, or to otherwise comply with any applicable law or regulation,

		(C)	any amendment to the vesting provisions of the Share Purchase Plan or the Share Option Plan,

(D)

other than changes to the expiration date and the exercise price of an Option as described in subparagraph 7.03(b)(iii) and subparagraph 7.03(b)(iv) of the Plan, any amendment, with the consent of the Optionee, to the terms of any Option previously granted to such Optionee under the Share Option Plan,

		(E)	any amendment to the provisions concerning the effect of the termination of a Participant’s employment or services on such Participant’s status under the Share Purchase Plan or the Share Bonus Plan,

		(F)	any amendment to the provisions concerning the effect of the termination of an Optionee’s position, employment or services on such Optionee’s status under the Share Option Plan,

		(G)	any amendment to the categories of persons who are Participants,

		(H)	any amendment to the contribution mechanics of the Share Purchase Plan,

		(I)	any amendment respecting the administration or implementation of the Plan, and

(J)

any amendment to provide a cashless exercise feature to any Option or the Share Option Plan, provided that such amendment ensures the full deduction of the number of underlying Common Shares from the total number of Common Shares subject to the Share Option Plan;

and

(b)	with the approval of the shareholders of the Corporation by ordinary resolution, to make any amendment to the Plan not contemplated by paragraph 7.03(a) of the Plan, including, but not limited to

(i)

any change to the number of Common Shares issuable from treasury under the Plan, including an increase to the fixed maximum number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage, other than an adjustment pursuant to section 7.08 of the Plan,

(ii)

any amendment which would change the number of days set out in section 4.13 of the Plan with respect to the extension of the expiration date of Options expiring during or immediately following a Blackout Period,

(iii)	any amendment which reduces the exercise price of any Option, other than an adjustment pursuant to section 7.08 of the Plan,

(iv)	any amendment which extends the expiry date of an Option other than as then permitted under the Share Option Plan,

(v)	any amendment which cancels any Option and replaces such Option with an Option which has a lower exercise price, other than an adjustment pursuant to section 7.08 of the Plan; and

(vi)	any amendment which would permit Options to be transferred or assigned by any Participant other than as allowed by subsection 7.04 of the Plan.

Notwithstanding the foregoing, any amendment to the Plan shall be subject to the receipt of all required regulatory approvals including, without limitation, the approval of the Stock Exchange.

Section 7.04      Non-Assignable.

             No rights under the Plan and no Option awarded pursuant to the provisions of the Plan are assignable or transferable by any Participant other than pursuant to a will or by the laws of descent and distribution.

Section 7.05      Rights as a Shareholder.

             No Optionee shall have any rights as a shareholder of the Corporation with respect to any Common Shares which are the subject of an Option. No Optionee shall be entitled to receive any dividends, distributions or other rights declared for shareholders of the Corporation for which the record date is prior to the date of issue of certificates representing Common Shares.

Section 7.06      No Contract of Employment.

             Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue in the employment of, or to provide services to, the Corporation or any Designated Affiliate nor interfere or be deemed to interfere in any way with any right of the Corporation or any Designated Affiliate to discharge any Participant at any time for any reason whatsoever, with or without cause. Participation in any of the Plan by a Participant shall be voluntary.

Section 7.07      Consolidation, Merger, etc.

             If there is a consolidation, merger or statutory amalgamation or arrangement of the Corporation with or into another corporation, a separation of the business of the Corporation into two or more entities or a transfer of all or substantially all of the assets of the Corporation to another entity:

(a)

each Participant for whom Common Shares are held in safekeeping under the Share Purchase Plan shall receive on the date that Common Shares would otherwise be delivered to the Participant the securities, property or cash which the Participant would have received upon such consolidation, merger, amalgamation, arrangement, separation or transfer if the Participant had held the applicable number of Common Shares immediately prior to such event; and

(b)

upon the exercise of an Option under the Share Option Plan, the holder thereof shall be entitled to receive the securities, property or cash which the holder would have received upon such consolidation, merger, amalgamation, arrangement, separation or transfer if the holder had exercised the Option immediately prior to the effective time of such event, unless the Committee otherwise determines the basis upon which such Option shall be exercisable.

Section 7.08      Adjustment in Number of Shares Subject to the Plan.

             In the event there is any change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made to the awards granted under the Plan by the Committee, including without limitation, in:

(a)	the number of Common Shares available under the Plan;

(b)	the number of Common Shares subject to any Option; and

(c)	the exercise price of the Common Shares subject to Options.

If the foregoing adjustment shall result in a fractional Common Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the Plan.

Section 7.09      Securities Exchange Take-over Bid.

             In the event that the Corporation becomes the subject of a take-over bid (within the meaning of the Securities Act (Ontario)) pursuant to which 100% of the outstanding Common Shares are acquired by the offeror either directly or as a result of the compulsory acquisition provisions of the Act, and where consideration is paid in whole or in part in equity securities of the offeror, the Committee may send notice to all Optionees requiring them to surrender their Options within 10 days of the mailing of such notice, and the Optionees shall be deemed to have surrendered such Options on the tenth day after the mailing of such notice without further formality, provided that:

(a)	the Committee delivers with such notice an irrevocable and unconditional offer by the offeror to grant replacement options to the Optionees on the equity securities offered as consideration;

(b)	the Committee has determined, in good faith, that such replacement options have substantially the same economic value as the Options being surrendered; and

(c)	the surrender of Options and the granting of replacement options can be effected on a tax free rollover basis under the Income Tax Act (Canada).

Section 7.10      No Representation or Warranty.

             The Corporation makes no representation or warranty as to the future market value of any Common Shares issued in accordance with the provisions of the Plan.

Section 7.11      Participation through RRSP’s and Holding Companies.

             Subject to the approval of the Committee, an Eligible Employee or Eligible Director may elect, at the time rights or Options are granted under the Plan, to participate in the Plan by holding any rights or Options granted under the Plan in a registered retirement savings plan established by such Eligible Employee or Eligible Director for the sole benefit of such Eligible Employee or Eligible Director or in a personal holding corporation controlled by such Eligible Employee or Eligible Director. For the purposes of this section 7.10, a personal holding corporation shall be deemed to be controlled by an Eligible Employee or Eligible Director if (i) voting securities carrying more than 50% of the votes for the election of directors of such corporation are held, otherwise than by way of security only, by or for the benefit of such Eligible Employee or Eligible Director and the votes carried by such voting securities are entitled, if exercised, to elect a majority of the board of directors of such corporation, and (ii) all of the equity securities of such corporation are directly or indirectly held, otherwise than by way of security only, by or for the benefit of such Eligible Employee or Eligible Director and/or his or her spouse, children or grandchildren. In the event that an Eligible Employee or Eligible Director elects to hold the rights or Options granted under the Plan in a registered retirement savings plan or personal holding corporation, the provisions of the Plan shall continue to apply as if the Eligible Employee or Eligible Director held such rights or Options directly.

Section 7.12      Compliance with Applicable Law.

             If any provision of the Plan or any Option contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction over the securities of the Corporation, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

Section 7.13      Interpretation.

             This Plan shall be governed by and construed in accordance with the laws of the Province of Ontario.